Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-286977

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT
Dear Fellow AZEK Stockholder:
On March 23, 2025, The AZEK Company Inc. (“AZEK”), James Hardie Industries plc (“James Hardie”), and Juno Merger Sub Inc., an indirect wholly owned subsidiary of James Hardie (“Merger Sub”), entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 thereto, dated May 4, 2025, that provides for, among other things, the acquisition of AZEK by James Hardie. Subject to approval by AZEK stockholders and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions, James Hardie will acquire AZEK through the merger of Merger Sub with and into AZEK (the “merger”), with AZEK surviving the merger as an indirect wholly owned subsidiary of James Hardie.
If the merger is completed, each share of AZEK class A common stock, par value $0.001 per share (“AZEK common stock”) issued and outstanding immediately prior to the completion of the merger (other than shares held (i) by AZEK as treasury stock or directly by James Hardie or Merger Sub and (ii) by a holder who has properly exercised and perfected (and not effectively withdrawn or lost) such holder’s demand for appraisal rights under the General Corporation Law of the State of Delaware, the shares referred to in (i)–(-ii) collectively, the “excluded shares”) will be converted into the right to receive $26.45 in cash, without interest, and 1.0340 ordinary shares of James Hardie, par value €0.59 per share (“James Hardie ordinary shares”) and, if applicable, cash in lieu of any fractional James Hardie ordinary share.
James Hardie CHESS Units of Foreign Securities (“CUFS”) are listed on the Australian Stock Exchange under the symbol “JHX,” and James Hardie American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange under the symbol “JHX.” The James Hardie ordinary shares issued in connection with the merger will be listed on the New York Stock Exchange under the symbol “JHX.” AZEK common stock is listed on the New York Stock Exchange under the symbol “AZEK.” We urge you to obtain current market quotations for the shares of AZEK common stock and James Hardie ordinary shares.
AZEK is holding a special meeting of its stockholders (the “special meeting”), at which, among other business, AZEK will ask its stockholders to approve the adoption of the merger agreement. Information about this meeting, the merger and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus. Any stockholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of AZEK common stock. We urge you to read this proxy statement/prospectus and the annexes and documents contained herein or incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 25.
Your vote is very important regardless of the number of shares of AZEK common stock that you own. The merger cannot be completed without the adoption of the merger agreement by the affirmative vote of holders of a majority of the shares of AZEK common stock outstanding and entitled to vote at the special meeting. A failure to vote your shares, or to provide instructions to your broker, bank or nominee as to how to vote your shares, is the equivalent of a vote “AGAINST” the proposal to adopt the merger agreement.
Whether or not you plan to attend the special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at the special meeting.
On behalf of the board of directors of AZEK, I thank you for your support and appreciate your consideration of these matters.
Sincerely,

Jesse Singh
Chief Executive Officer, President and Director
The AZEK Company Inc.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This document does not constitute a prospectus within the meaning of section 1348 of the Companies Act 2014 of Ireland (as amended) (the “Companies Act 2014”) or Article 3 of the Regulation (EU) No. 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”), nor a comprehensive update of information relating to the James Hardie Industries plc group. No offer of securities of James Hardie Industries plc to the public is made, or will be made, that requires the publication of a prospectus pursuant to Irish prospectus law (within the meaning of section 1348 of the Companies Act 2014) in general, or in particular pursuant to the Prospectus Regulation, the European Union (Prospectus) Regulations 2019 of Ireland (S.I. No. 380/2019), or the Central Bank (Investment Market Conduct) Rules (S.I. No. 366 of 2019). This document has not been approved or reviewed by or registered with the Central Bank of Ireland for the purposes of the Prospectus Regulation.
This proxy statement/prospectus is dated May 29, 2025 and, together with the enclosed form of proxy card, is first being mailed to AZEK stockholders on or about May 29, 2025.

The AZEK Company Inc.
1330 W. Fulton St., Suite 350
Chicago, Illinois 60607
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on June 27, 2025
To the Stockholders of The AZEK Company Inc.:
We are pleased to invite you to attend the special meeting (the “special meeting”) of stockholders of The AZEK Company Inc. (“AZEK”), which will be held virtually, via live audio webcast at www.virtualshareholdermeeting.com/AZEK2025SM on June 27, 2025, at 9:00 a.m. (Central Time) for the following purposes:
1.
Proposal 1: Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger, dated as of March 23, 2025, by and among James Hardie Industries plc (“James Hardie”), Juno Merger Sub Inc. (“Merger Sub”) and AZEK (as amended from time to time, including on May 4, 2025, the “merger agreement”), and a copy of which as amended through the date hereof is attached as Annex A to the proxy statement/prospectus accompanying this notice (the “merger proposal”);

2.
Proposal 2: Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to AZEK’s named executive officers in connection with the transactions contemplated by the merger agreement (the “merger-related compensation proposal”); and

3.
Proposal 3: Adjournment or Postponement of the Special Meeting. To vote on a proposal to approve the adjournment or postponement of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal or to ensure that any supplement or amendment to the proxy statement/prospectus accompanying this notice is timely provided to AZEK stockholders (the “adjournment proposal”).

AZEK will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof by or at the direction of the AZEK board of directors, which is referred to as the AZEK Board. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the special meeting.
The AZEK Board has fixed the close of business on May 27, 2025 as the record date for the special meeting. Only AZEK stockholders of record at that time are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof.
Completion of the merger is conditioned upon, among other things, adoption of the merger agreement by the AZEK stockholders, which requires the affirmative vote of holders of a majority of the shares of AZEK common stock outstanding and entitled to vote at the special meeting.
The AZEK Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of AZEK and its stockholders and directed that the adoption of the merger agreement be submitted to a vote of AZEK’s stockholders at the special meeting. The AZEK Board unanimously recommends that AZEK stockholders vote:
•	“FOR” the merger proposal;
•	“FOR” the merger-related compensation proposal; and
•	“FOR” the adjournment proposal.

Your vote is very important regardless of the number of shares of common stock that you own. A failure to vote your shares, or to provide instructions to your broker, bank or other nominee as to how to vote your shares, is the equivalent of a vote “AGAINST” the merger proposal. Whether or not you expect to attend the special meeting, to ensure your representation at the special meeting, we urge you to submit a proxy to vote your shares as promptly as possible. After reading the proxy statement/prospectus, please vote at your earliest convenience by voting over the Internet using the Internet address on the proxy card or by voting by telephone using the toll-free number on the proxy card. You may alternatively vote by signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope. Only your last-dated proxy will be counted, and any proxy may be revoked at any time prior to its exercise at the special meeting.
If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by such broker, bank or other nominee.
The AZEK special meeting will be held virtually and you will be able to attend the meeting and vote via the Internet at www.virtualshareholdermeeting.com/AZEK2025SM by using the 16-digit control number included in your proxy materials. You will not be able to attend the special meeting in person.
The proxy statement/prospectus of which this notice is a part provides a detailed description of the merger, the merger agreement and the other matters to be considered at the special meeting. A summary of the merger agreement is included in the proxy statement/prospectus in the sections entitled “The Merger” and “The Merger Agreement,” and a copy of the merger agreement as amended through the date hereof is attached as Annex A to the proxy statement/prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. We urge you to read this proxy statement/prospectus and its annexes carefully and in their entirety, including the section of the proxy statement/prospectus entitled “Risk Factors” for a discussion of risks relating to the merger and the combined company following the merger.
If you have any questions concerning the merger or the accompanying proxy statement/prospectus or need help voting your shares of AZEK common stock, please contact Innisfree M&A Incorporated (“Innisfree”), our proxy solicitor:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: (888) 750-5835
Banks and brokers may call collect: (212) 750-5833

By Order of the AZEK Board of Directors,

Gary Hendrickson
Chairman of the AZEK Board of Directors
May 29, 2025

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about James Hardie and AZEK from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents contained in, incorporated by reference into and included as annexes to this proxy statement/prospectus, see “Where You Can Find More Information.” This information is available for you free of charge to review through the website of the Securities and Exchange Commission at www.sec.gov.
You can obtain any of the documents contained in, incorporated by reference into and included as annexes to this proxy statement/prospectus, without charge, by requesting them in writing or by telephone as follows:
For information related to AZEK:

The AZEK Company Inc.
1330 W. Fulton St., Suite 350
Chicago, Illinois 60607
Attention: Corporate Secretary
(312) 809-1093

or

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: (888) 750-5835
Banks and brokers may call collect: (212) 750-5833

For information related to James Hardie:
James Hardie Industries plc
Level 17, 60 Castlereagh Street
Sydney NSW 2000
Attention: Investor Relations
+61 13 11 03
To receive timely delivery of the documents in advance of the special meeting, you should make your request no later than June 20, 2025, which is five business days before the special meeting.
In addition, you may obtain copies of documents filed by James Hardie with the SEC on James Hardie’s website at ir.jameshardie.com.au. You may also obtain copies of documents filed by AZEK with the SEC on AZEK’s website at investors.azekco.com.
We are not incorporating the contents of the websites of the SEC, James Hardie, AZEK, or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the SEC by James Hardie (File No. 333-286977), constitutes a prospectus of James Hardie under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the ordinary shares, par value €0.59 per share, of James Hardie to be issued to AZEK stockholders pursuant to the merger agreement. This document also constitutes a proxy statement of AZEK under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the AZEK stockholders’ meeting, at which AZEK stockholders will be asked to consider and vote upon the proposal to adopt the merger agreement and certain other proposals.
All references in this proxy statement/prospectus to James Hardie refer to James Hardie Industries plc, an Irish public limited company, and/or its consolidated subsidiaries, unless the context requires otherwise. All references in this proxy statement/prospectus to AZEK refer to The AZEK Company Inc., a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise. All references in this proxy statement/prospectus to Merger Sub refer to Juno Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of James Hardie, unless the context requires otherwise.
James Hardie has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to James Hardie and Merger Sub, and AZEK has supplied all such information relating to AZEK.
You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. James Hardie and AZEK have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to AZEK stockholders nor the issuance by James Hardie of ordinary shares pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
This document does not constitute a prospectus within the meaning of section 1348 of the Companies Act 2014 of Ireland (as amended) (the “Companies Act 2014”) or Article 3 of the Regulation (EU) No. 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”), nor a comprehensive update of information relating to the James Hardie Industries plc group. No offer of securities of James Hardie Industries plc to the public is made, or will be made, that requires the publication of a prospectus pursuant to Irish prospectus law (within the meaning of section 1348 of the Companies Act 2014) in general, or in particular pursuant to the Prospectus Regulation, the European Union (Prospectus) Regulations 2019 of Ireland (S.I. No. 380/2019), or the Central Bank (Investment Market Conduct) Rules (S.I. No. 366 of 2019). This document has not been approved or reviewed by or registered with the Central Bank of Ireland for the purposes of the Prospectus Regulation.
This document does not constitute investment advice or the provision of investment services within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017 (S.I. No. 375 of 2017) (as amended) of Ireland or otherwise. James Hardie Industries plc is not an authorized investment firm within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017 (S.I. No. 375 of 2017) (as amended) of Ireland, and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this document.

SELECTED DEFINITIONS

Abbreviation/Term	Definition
ASX	Australian Securities Exchange

AZEK	The AZEK Company Inc.

AZEK Board	The board of directors of AZEK

AZEK bylaws	The amended and restated bylaws of AZEK adopted as of June 12, 2024

AZEK certificate of incorporation	The third restated certificate of incorporation of AZEK dated and effective March 5, 2025

AZEK common stock	Class A common stock, par value $0.001 per share, of AZEK

closing	The closing of the merger

closing date
A date to be specified by AZEK and James Hardie, but no later than the third business day after the satisfaction or waiver of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by AZEK and James Hardie

Code	U.S. Internal Revenue Code of 1986, as amended

combined company	James Hardie following the completion of the merger

combined company board	The board of directors of the combined company

DGCL	General Corporation Law of the State of Delaware, as amended

DTC	Depository Trust Company (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time

DTC Nominee	Cede & Co. or such other entity as may be nominated by an authorized representative of DTC from time to time effective time
The time a certificate of merger with respect to the merger has been duly filed with the Delaware Secretary of State or such other date and time as is agreed between James Hardie and AZEK and specified in such certificate of merger equity award exchange ratio
A number of James Hardie ordinary shares equal to the sum of (a) the exchange ratio and (b) the quotient (rounded to four decimal places) obtained by dividing the cash consideration by the five-day volume weighted average price per James Hardie ordinary share immediately prior to the closing

Abbreviation/Term	Definition
Exchange Act	The Securities Exchange Act of 1934, as amended

exchange ratio	1.0340 James Hardie ordinary shares per 1 share of AZEK common stock excluded shares
Shares of AZEK common stock held (i) by AZEK as treasury stock or directly by James Hardie or Merger Sub and (ii) by a holder who has properly exercised and perfected (and not effectively withdrawn or lost) such holder’s demand for appraisal rights under the DGCL

HSR Act	United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder

Irish Companies Act	Companies Act 2014 of Ireland (as amended)

James Hardie	James Hardie Industries plc

James Hardie ADSs	James Hardie American Depository Shares evidenced by American Depositary Receipts and which trade on the NYSE

James Hardie Board	The board of directors of James Hardie

James Hardie Constitution	The memorandum of association of James Hardie dated and effective on August 14, 2015, together with the articles of association of James Hardie dated and effective on November 5, 2020

James Hardie CUFS	James Hardie CHESS Units of Foreign Securities as defined in the operating rules of ASX Settlement Pty Limited as published by ASX from time to time

James Hardie ordinary shares	Ordinary shares, par value €0.59 per share, of James Hardie

merger	The merger of Merger Sub with and into AZEK, with AZEK surviving the merger as a wholly-owned subsidiary of James Hardie pursuant to the merger agreement

merger agreement	The Agreement and Plan of Merger by and among AZEK, James Hardie, and Merger Sub, dated as of March 23, 2025, as amended from time to time including on May 4, 2025

Merger Sub	Juno Merger Sub Inc.

NYSE	New York Stock Exchange

SEC	U.S. Securities and Exchange Commission

Securities Act	The Securities Act of 1933, as amended

Treasury Regulations	U.S. Treasury regulations promulgated under the Code

QUESTIONS & ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
The following questions and answers briefly address some commonly asked questions about the merger, the merger agreement and the special meeting. They may not include all the information that is important to AZEK stockholders. Stockholders should carefully read this entire proxy statement/prospectus, including the annexes and the other documents contained or incorporated by reference herein.
Q:	What is the merger?
A:
James Hardie, AZEK and Merger Sub have entered into the merger agreement. A copy of the merger agreement as amended through the date hereof is attached as Annex A to this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed acquisition of AZEK by James Hardie. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement and described hereinafter, Merger Sub will be merged with and into AZEK, with AZEK continuing as the surviving corporation and an indirect wholly owned subsidiary of James Hardie (referred to in such context as the “surviving corporation”). As a result of the merger, AZEK will no longer be a publicly traded company. Following the merger, AZEK common stock will be delisted from the NYSE, and deregistered under the Exchange Act.

Q:	Why am I receiving these materials?
A:	AZEK is sending these materials to its stockholders to help them decide how to vote their shares of common stock with respect to the merger and other matters to be considered at the special meeting.
The merger cannot be completed unless AZEK stockholders adopt the merger agreement. Information about the special meeting, the merger, the merger agreement and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus.
This proxy statement/prospectus constitutes both a proxy statement of AZEK and a prospectus of James Hardie. It is a proxy statement because the AZEK Board is soliciting proxies from its stockholders. It is a prospectus because James Hardie will issue ordinary shares in exchange for outstanding shares of AZEK common stock in the merger. This proxy statement/prospectus includes important information about the merger, the merger agreement and the special meeting. AZEK stockholders should read this information carefully and in its entirety. The enclosed voting materials allow AZEK stockholders to vote their shares by proxy without attending the special meeting.
Q:	What will AZEK stockholders receive in the merger?
A:
If the merger is completed, each share of AZEK common stock issued and outstanding immediately prior to the completion of the merger (other than excluded shares) will be converted into the right to receive $26.45 in cash, without interest (the “cash consideration”), and 1.0340 James Hardie ordinary shares (the “stock consideration”) and, if applicable, each AZEK stockholder will receive cash in lieu of any fractional James Hardie ordinary share that such stockholder would otherwise be entitled to receive in the merger (together with the stock consideration and the cash consideration, collectively, the “merger consideration”).

Q:	When and where is the special meeting?
A:	The special meeting will be held at www.virtualshareholdermeeting.com/AZEK2025SM on June 27, 2025, at 9:00 a.m. (Central Time).
Q:	What am I being asked to vote on, and why is this approval necessary?
A:	AZEK stockholders are being asked to vote on the following proposals:
1.
Proposal 1: Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement, which is further described in the sections titled “The Merger” and “The Merger Agreement,” and a copy of which as amended through the date hereof is attached as Annex A to the proxy statement/prospectus accompanying this notice (the “merger proposal”);

2.
Proposal 2: Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for AZEK’s named executive officers in connection with the transactions contemplated by the merger agreement (the “merger-related compensation proposal”); and

3.
Proposal 3: Adjournment or Postponement of the Special Meeting. To vote on a proposal to approve the adjournment or postponement of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to AZEK stockholders (the “adjournment proposal”).

Approval of the merger proposal by AZEK stockholders is required for completion of the merger.
Q:	How does the AZEK Board recommend that I vote?
A:	The AZEK Board unanimously recommends that AZEK stockholders vote: “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.
Q:	How will James Hardie pay the cash consideration?
A:
James Hardie’s obligation to complete the merger is not conditioned upon its obtaining financing. James Hardie anticipates that approximately $3.8 billion will be required to pay the aggregate cash portion of the merger consideration to the AZEK stockholders. James Hardie intends to fund the cash component of the merger through sources of debt financing and cash on hand. In connection with entering into the merger agreement, James Hardie entered into a commitment letter that provided for a $4.3 billion 364-day unsecured bridge loan commitment, which commitment terminates five business days following the termination date under the merger agreement (as described herein).

For a more complete description of sources of funding for the merger and related costs, see “The Merger—Financing of the Merger and Treatment of Existing Debt.”
Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the effective time?
A:
Yes. Although the cash consideration and the number of James Hardie ordinary shares that AZEK stockholders will receive is fixed, the value of the stock portion of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the effective time based on the market value of James Hardie ordinary shares. Any fluctuation in the market price of James Hardie ordinary shares after the date of this proxy statement/prospectus will change the value of the James Hardie ordinary shares that AZEK stockholders will receive.

Q:	What equity stake will AZEK stockholders hold in James Hardie immediately following the merger?
A:
Immediately after the closing, James Hardie shareholders as of immediately prior to the effective time are expected to collectively own approximately 74% of the combined company and AZEK stockholders as of immediately prior to the effective time are expected to collectively own approximately 26% of the combined company, each calculated based on the fully diluted market capitalizations of James Hardie and AZEK as of the date of signing of the merger agreement.

For more details, see “The Merger Agreement—Merger Consideration.”
Q:	When do James Hardie and AZEK expect to complete the transaction?
A:
James Hardie and AZEK are working to complete the merger as soon as practicable. The parties currently expect that the merger will be completed in the second half of 2025. Neither James Hardie nor AZEK can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approval.

Q:	What are the conditions to completion of the merger?
A:
In addition to the approval of the merger proposal by AZEK stockholders and the expiration or termination of the applicable waiting period under the HSR Act, each party’s obligation to complete the merger is also subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other conditions, including the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order, or pending proceedings seeking a stop order, by the SEC), approval of the listing on the NYSE of the James Hardie ordinary shares to be issued in connection with the merger, the absence of an injunction or law prohibiting the merger, the accuracy of the representations and warranties of the parties under the merger agreement (subject to the materiality standards set forth in the merger agreement), the absence of a “material adverse effect” on the other party, the performance by the parties of their respective covenants and obligations under the merger agreement in all material respects and the delivery of officer certificates by the parties certifying satisfaction of certain of the conditions described above.
The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after AZEK receives stockholder approval of the merger proposal at the special meeting and after the expiration or termination of the applicable waiting period under the HSR Act. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”
Q:	What does the merger agreement provide with respect to the composition of combined company board?
A:
The merger agreement provides that James Hardie will take all necessary corporate action so that, upon and after the effective time, each of Jesse Singh, Gary Hendrickson and Howard Heckes, each current members of the AZEK Board, will be appointed to the combined company board.

For more information about the post-closing governance of the combined company, see “The Merger—Governance of the Combined Company.”
Q:	Will dividends paid by James Hardie be subject to tax withholding?
A:
In certain limited circumstances, Irish dividend withholding tax (“DWT”) (currently at a rate of 25%) may arise in respect of any dividends paid on James Hardie ordinary shares. A number of exemptions from DWT exist such that holders of James Hardie ordinary shares who are resident in the United States, the United Kingdom, an EU or European Economic Area member state, or another country with which Ireland has a double tax treaty may be entitled to exemptions from DWT. Please see the section of this proxy statement/prospectus entitled “The Merger—U.S. Federal Income and Irish Tax Considerations—Irish Tax Considerations—Dividend Withholding Tax” for further details on available exemptions from DWT.

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, AZEK stockholders will not receive any consideration for their shares of AZEK common stock. Instead, AZEK and James Hardie will remain independent public companies and their shares of common stock or ordinary shares, respectively, will continue to be listed and traded separately. If the merger agreement is terminated under specified circumstances, including if the AZEK Board makes an adverse recommendation change, as described further in “The Merger Agreement—Stockholder Meeting and AZEK Recommendation,” or terminates the merger agreement to enter into a definitive agreement with respect to a “superior proposal” (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation”), AZEK may be required to pay James Hardie a termination amount of $272 million. See the section “The Merger Agreement—Termination Amount.”

Q:	What vote is required to approve each proposal at the special meeting?
A:
The merger proposal: The affirmative vote of the holders of a majority of the shares of AZEK common stock outstanding and entitled to vote (in person or by proxy) at the special meeting is required to approve the merger proposal (such approval, the “stockholder approval”). Shares of AZEK common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the merger proposal.

The merger-related compensation proposal: The affirmative vote of holders of a majority of the shares of AZEK common stock represented at the special meeting and entitled to vote on the proposal, assuming a quorum, is required to approve the merger-related compensation proposal. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either AZEK or James Hardie. Any abstention will have the same effect as a vote “AGAINST” the merger-related compensation proposal. Any broker non-vote and any other failure to be represented at the special meeting will have no effect on the outcome of the merger-related compensation proposal.

The adjournment proposal: The affirmative vote of holders of a majority of the shares of AZEK common stock represented at the special meeting and entitled to vote on the proposal, regardless of whether a quorum is present, is required to approve the adjournment proposal. Any abstention will have the same effect as a vote “AGAINST” the adjournment proposal. Any broker non-vote and any other failure to be represented at the special meeting will have no effect on the outcome of the adjournment proposal.
Q:	Who is entitled to vote and how many votes do they have?
A:
The AZEK Board has fixed the close of business on May 27, 2025 as the record date of the special meeting (the “record date”). If you were a holder of record of shares of AZEK common stock as of the close of business on the record date, you are entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof.

Each AZEK stockholder is entitled to one vote for each share of AZEK common stock held of record as of the record date.
As of the close of business on May 27, 2025, there were 143,854,293 shares of AZEK common stock outstanding. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in street name. Attendance at the special meeting is not required to vote. See the section entitled “The Special Meeting—Voting of Proxies by Holders of Record” for instructions on how to vote your shares without attending the special meeting.
Q:	What constitutes a quorum?
A:
The presence at the special meeting, electronically or by proxy, of the holders of a majority of the shares of AZEK common stock issued and outstanding on the record date will constitute a quorum for the transaction of business at the special meeting. If you fail to submit a proxy or to vote at the special meeting, or fail to instruct your broker, bank or other nominee how to vote, your shares of AZEK common stock will not be counted towards a quorum. Abstentions (which are described below) will count for the purpose of establishing a quorum.

Q:	Why did the AZEK Board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?
A:
For additional information regarding the AZEK Board’s reasons for approving the merger agreement and the transactions contemplated thereby, and recommending that the AZEK stockholders adopt the merger agreement, see the section entitled “The Merger—AZEK Board of Directors’ Recommendation and Reasons for the Merger.”

Q:	Do any of AZEK’s directors or executive officers have interests in the merger that may differ from those of AZEK’s stockholders?
A:
AZEK’s non-employee directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of AZEK stockholders generally. The AZEK Board was aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger and in recommending that the stockholders adopt the merger agreement. For more information regarding these interests, see “The Merger—Interests of AZEK’s Directors and Executive Officers in the Merger.”

Q:	Why am I being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation?
A:
Under SEC rules, AZEK is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the transactions contemplated by the merger agreement.

Q:	What happens if the merger-related compensation proposal is not approved?
A:
Approval of the merger-related compensation proposal is not a condition to completion of the merger, and because the vote on the merger-related compensation proposal is advisory only, it will not be binding on AZEK. Accordingly, if the merger is approved and the other conditions to closing are satisfied or waived, the merger will be completed even if the merger-related compensation proposal is not approved. If the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to AZEK’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the merger-related compensation proposal.
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Please do not submit your stock certificates at this time. If the merger is completed, you will receive instructions for surrendering your stock certificates in exchange for James Hardie ordinary shares from the exchange agent.
Q:	Does my vote matter?
A:
Yes. The merger cannot be completed unless the proposal to adopt the merger agreement is approved by holders of a majority of the shares of AZEK common stock issued and outstanding as of the record date. If you fail to submit a proxy or to vote at the special meeting, or abstain, or you do not provide your broker, bank or other nominee with instructions, as applicable, this will have the effect of a vote cast “against” such proposal. The AZEK Board unanimously recommends that stockholders vote “FOR” the proposal to adopt the merger agreement.

Q:	How do I vote?
A:
If you are a stockholder of record of AZEK as of the record date, you are entitled to receive notice of, and cast a vote at, the special meeting. Each holder of AZEK common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of AZEK common stock that such holder owned of record as of the record date. You may submit your proxy before the special meeting in one of the following ways:

•	Telephone voting—use the toll-free number shown on your proxy card;
•	Via the Internet—visit the website shown on your proxy card to vote via the Internet; or
•	Mail—complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.
If you are a stockholder of record, you may also cast your vote at the special meeting.
If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a “legal proxy” form from their broker, bank or other nominee.
Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner of AZEK common stock?
A:
You are a “stockholder of record” if your shares are registered directly in your name with AZEK’s transfer agent, Equiniti Trust Company. As the stockholder of record, you have the right to vote by Internet, telephone or mail, or at the special meeting, as described in the notice and above under the heading “How do I vote?” You are deemed to beneficially own shares in “street name” if your shares are held by a broker, bank or other nominee or other similar organization. Your broker, bank or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. If you beneficially own your shares, you are invited to attend the special meeting; however, you may not vote your shares at the special meeting unless you obtain a “legal proxy” from your broker, bank or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of AZEK common stock are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?
A:
If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to AZEK or by voting at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use.

Brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.
If you are a beneficial owner of AZEK common stock and you do not instruct your broker, bank or other nominee on how to vote your shares:
•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;
•
your broker, bank or other nominee may not vote your shares on the merger-related compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal (assuming a quorum is present); and

•
your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal (regardless of whether a quorum is present).

Q:	What happens if I sell my shares of AZEK common stock after the record date but before the special meeting?
A:
The record date (the close of business on May 27, 2025) is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by the stockholders in the merger at the effective time. In order to receive the merger consideration, you must hold your shares through the effective time.

Q:	May I change or revoke my vote after I have delivered my proxy or voting instruction card?
A:	Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the special meeting as described herein. You may do this in any of the following ways:
1.	by re-voting at a subsequent time by Internet or by telephone following the instructions on the enclosed proxy card;
2.	by delivering a signed notice of revocation or later-dated proxy card to AZEK’s Corporate Secretary, at AZEK’s address above before 5:00 p.m. (Central Time) on June 26, 2025; or
3.	by attending the special meeting in a virtual format and voting by virtual ballot.
If your shares are held in an account at a broker, bank or other nominee and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.
Q:	Where can I find the voting results of the special meeting?
A:	Within four business days following certification of the final voting results, AZEK intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	What are the U.S. federal income tax consequences of the merger?
A:
The exchange of AZEK common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. In general, for U.S. federal income tax purposes, a U.S. holder (as defined in “The Merger—U.S. Federal Income and Irish Tax Considerations—U.S. Federal Income Tax Considerations”) of AZEK common stock who receives the merger consideration in exchange for such U.S. holder’s shares of AZEK common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the James Hardie ordinary shares and the amount of cash, including cash in lieu of any fractional James Hardie ordinary share, received in the merger and (2) such U.S. holder’s adjusted tax basis in the shares of AZEK common stock exchanged therefor.

In certain circumstances, a holder of AZEK common stock could be treated as receiving a dividend in an amount up to the sum of the fair market value of the James Hardie ordinary shares and the amount of cash received by such holder in the merger. As a result of the possibility of such deemed dividend treatment, a non-U.S. holder (as defined in “The Merger—U.S. Federal Income and Irish Tax Considerations—U.S. Federal Income Tax Considerations”) of AZEK common stock may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the sum of the fair market value of the James Hardie ordinary shares and the amount of cash received in the merger.
For a more complete description of the U.S. federal income tax consequences of the merger, see “The Merger—U.S. Federal Income and Irish Tax Considerations—U.S. Federal Income Tax Considerations.”
This proxy statement/prospectus contains a discussion of certain U.S. federal income and Irish tax consequences of the merger. This discussion does not address any other non-U.S. tax consequences, nor does it pertain to state or local income or other tax consequences. You should consult your tax advisors regarding the particular U.S. federal income and Irish tax consequences of the merger to you in light of your particular circumstances, as well as the particular tax consequences to you of the merger under any state, local or other non-U.S. income or other tax laws.
Q:	Are there any risks that I should consider in deciding whether to vote in favor of the merger proposal?
A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of James Hardie and AZEK contained in the documents that are attached as annexes to or incorporated by reference into this proxy statement/prospectus.

Q:	Do AZEK stockholders have appraisal rights in connection with the transaction?
A:
Subject to the closing of the merger, record holders of AZEK common stock who do not vote in favor of the merger proposal and otherwise comply fully with the requirements and procedures of Section 262 of the General Corporation Law of the State of Delaware, which is referred to as the DGCL, may exercise their rights of appraisal, which generally entitle stockholders to receive a lump sum cash payment equal to the fair value of their common stock exclusive of any element of value arising from the accomplishment or expectation of the merger. The “fair value” could be higher or lower than, or the same as, the merger consideration. A detailed description of the appraisal rights and procedures available to AZEK stockholders is included in “Appraisal Rights.” The full text of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus.

Q:	What will happen to my stock-based awards?
A:	Treatment of Restricted Stock Unit Awards
At the effective time, each then-outstanding time-based restricted stock unit award relating to shares of AZEK common stock (“AZEK RSU Award,” which, for purposes of describing the treatment of stock-based awards in the merger, includes each deferred restricted stock unit relating to shares of AZEK common stock, or “AZEK DSU Award”) that was granted to a non-employee director of AZEK will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of AZEK common stock subject to such AZEK RSU Award, less applicable tax withholdings.

At the effective time, each then-outstanding AZEK RSU Award, other than those held by any non-employee directors, will be assumed by James Hardie and converted into (A) a time-based restricted stock unit award of James Hardie (“James Hardie RSU Award”) covering a number of James Hardie ordinary shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK RSU Award by (2) the exchange ratio and (B) a cash award (“James Hardie Cash Award”) having a value equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK RSU Award by (2) the cash consideration. Each James Hardie RSU Award and each James Hardie Cash Award will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK RSU Award.
Treatment of Performance Stock Unit Awards
At the effective time, each then-outstanding performance-based restricted stock unit award relating to shares of AZEK common stock (“AZEK PSU Award”) will be assumed by James Hardie and converted into (A) a James Hardie RSU Award covering a number of James Hardie ordinary shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK PSU Award by (2) the exchange ratio and (B) a James Hardie Cash Award having a value equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK PSU Award by (2) the cash consideration. Each James Hardie RSU Award and each James Hardie Cash Award will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK PSU Award, but will not be subject to any performance conditions following the closing. For purposes of the foregoing calculations, the number of shares of AZEK common stock subject to the AZEK PSU Award shall be determined based on (i) for fiscal years 2024 and 2025, actual performance, (ii) for fiscal year 2026, if the performance period is more than half-complete at the time of closing, the greater of target and actual performance; otherwise, at target performance, and (iii) for fiscal year 2027, target performance.
Treatment of Stock Options
At the effective time, each then-outstanding option to purchase AZEK common stock (“AZEK Stock Option”) that was granted to a former AZEK employee or a non-employee director of AZEK other than Jesse Singh, Gary Hendrickson or Howard Heckes (each, a “Settled AZEK Stock Option”) will be canceled in exchange for the right to receive an amount in cash equal to the value of the merger consideration, less the exercise price and applicable tax withholdings.
At the effective time, each then-outstanding AZEK Stock Option, other than any Settled AZEK Stock Option, will be assumed by James Hardie and converted into an option to purchase a number of James Hardie ordinary shares (rounded down to the nearest whole number of shares) (“James Hardie Share Option”) equal to the product of (A) the number of shares of AZEK common stock subject to such AZEK Stock Option multiplied by (B) the equity award exchange ratio, which James Hardie Share Option shall have an exercise price per James Hardie ordinary share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of AZEK common stock subject to such AZEK Stock Option by (B) the equity award exchange ratio. Each James Hardie Share Option will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK Stock Option.
Q:	Who will solicit and pay the cost of soliciting proxies?
A:
AZEK has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the special meeting. AZEK estimates that it will pay Innisfree a fee of up to $37,500, plus reimbursement for certain fees and expenses. AZEK has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	Should I send in my AZEK stock certificates now?
A:
No. To the extent AZEK stockholders have certificated shares, such stockholders should keep their existing stock certificates at this time. After the effective time, AZEK stockholders will receive from the exchange agent a letter of transmittal and written instructions for exchanging their stock certificates for the merger consideration.

Q:	What if during the check-in time or during the special meeting I have technical difficulties or trouble accessing the virtual meeting website?
A:
If AZEK experiences technical difficulties during the special meeting (e.g., a temporary or prolonged power outage), it will determine whether the special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, AZEK will promptly notify stockholders of the decision via the virtual meeting website.

Technical support will be ready to assist you with any individual technical difficulties you may have accessing the virtual meeting website. Contact information for technical support will appear on the virtual meeting login page prior to the start of the special meeting.
Q:	Where can I find more information about AZEK and James Hardie?
A:	You can find more information about AZEK and James Hardie from the various sources described under the section entitled “Where You Can Find More Information.”
Q:	Whom should I contact if I have any questions about the proxy materials or voting?
A:
If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Innisfree, the proxy solicitation agent for AZEK, at (888) 750-5835 (toll-free) or (212) 750-5833 (banks and brokers call collect).

SUMMARY
This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. James Hardie and AZEK urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which James Hardie and AZEK also urge you to read, is in the documents contained in, incorporated by reference into and included as annexes to this proxy statement/prospectus. See “Where You Can Find More Information.”
Parties to the Merger
AZEK
The AZEK Company Inc., or AZEK, is an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable outdoor living products, including TimberTech® decking and railing, Versatex® and AZEK® Trim, and StruXure® pergolas. AZEK’s predecessor was formed on August 15, 2013, and, in connection with AZEK’s initial public offering, AZEK became a Delaware corporation and changed its name to The AZEK Company Inc. on June 11, 2020. AZEK operates highly automated manufacturing and recycling facilities across the United States, including principal locations in Ohio, Pennsylvania and Idaho.
AZEK operates in two reportable segments: Residential and Commercial. AZEK’s Residential segment serves the high-growth outdoor living sector by offering products that inspire consumers to design outdoor spaces tailored to their individual lifestyles. AZEK’s innovative outdoor living and home exterior products, including decking, railing, exterior trim, siding and cladding, pergolas and cabanas and accessories, are sold under TimberTech, AZEK Exteriors, VERSATEX, ULTRALOX®, StruXure® and INTEX® brands. AZEK’s Commercial segment addresses demand for sustainable, low-maintenance privacy and storage solutions primarily for schools, stadium arenas and recreational and commercial facilities. On November 1, 2023, AZEK divested the Vycom business, which was within the Commercial segment.
AZEK’s principal executive offices are located at 1330 W. Fulton St., Suite 350, Chicago, Illinois 60607, and its telephone number is 877-275-2935. AZEK’s website address is www.azekco.com. Information contained on AZEK’s website does not constitute part of this proxy statement/prospectus.
AZEK common stock is currently listed on the NYSE under the symbol “AZEK.” Additional information about AZEK is included in documents included as annexes to this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”
James Hardie
James Hardie Industries plc is a leading producer and marketer of high-performance fiber cement, and in Europe, fiber gypsum building solutions. James Hardie markets its fiber cement products and systems under the HardieTM brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding and HardieTM Architectural Collection. James Hardie is also a market leader in the European premium timber frame and dry lining business.
James Hardie has three operating segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. The North America Fiber Cement segment manufactures fiber cement exterior siding products, interior linings and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and sold in Australia and New Zealand. The Europe Building Products segment includes fiber gypsum and cement-bonded boards manufactured in Europe, and fiber cement board and panel manufactured in the United States that is sold in Europe.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland and its telephone number is +353 1411 6924. James Hardie’s website address is www.jameshardie.com. Information contained on James Hardie’s website does not constitute part of this proxy statement/prospectus.
James Hardie CUFS are currently listed on the ASX under the symbol “JHX,” and James Hardie ADSs are listed on the NYSE under the symbol “JHX.” Additional information about James Hardie is included in documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Merger Sub
Juno Merger Sub Inc., an indirect wholly owned subsidiary of James Hardie, is a Delaware corporation incorporated on March 21, 2025, for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Merger Sub are located at c/o James Hardie Building Products Inc., 303 East Wacker Drive, Chicago, Illinois 60601 and its telephone number is (312) 723-6439.
The Merger and the Merger Agreement
A summary of the terms and conditions of the merger are contained in the merger agreement, a copy of which as amended through the date hereof is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.
On March 23, 2025, James Hardie, AZEK and Merger Sub entered into the merger agreement, which provides that, upon the terms and subject to the conditions of the merger agreement and in accordance with the DGCL, at the effective time, Merger Sub will be merged with and into AZEK, with AZEK continuing as the surviving corporation and an indirect wholly owned subsidiary of James Hardie.
Merger Consideration
At the effective time, upon the terms and subject to the conditions set forth in the merger agreement, each share of AZEK common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive $26.45 in cash, without interest, and 1.0340 James Hardie ordinary shares and, if applicable, cash in lieu of any fractional James Hardie ordinary share.
Treatment of Equity Awards
Treatment of Restricted Stock Unit Awards
At the effective time, each then-outstanding AZEK RSU Award that was granted to a non-employee director of AZEK will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of AZEK common stock subject to such AZEK RSU Award, less applicable tax withholdings.
At the effective time, each then-outstanding AZEK RSU Award, other than those held by any non-employee directors, will be assumed by James Hardie and converted into (A) a James Hardie RSU Award covering a number of James Hardie ordinary shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK RSU Award by (2) the exchange ratio and (B) a James Hardie Cash Award having a value equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK RSU Award by (2) the cash consideration. Each James Hardie RSU Award and each James Hardie Cash Award will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK RSU Award.
Treatment of Performance Stock Unit Awards
At the effective time, each then-outstanding AZEK PSU Award will be assumed by James Hardie and converted into (A) a James Hardie RSU Award covering a number of James Hardie ordinary shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK PSU Award by (2) the exchange ratio and (B) a James Hardie Cash Award having a value equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK PSU Award by (2) the cash consideration. Each James Hardie RSU Award and each James Hardie Cash Award will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK PSU Award but will not be subject to any performance conditions following the closing. For purposes of the foregoing calculations, the number of shares of AZEK common stock subject to the AZEK PSU Award shall be determined based on (i) for fiscal years 2024 and 2025, actual performance, (ii) for fiscal year 2026, if the performance period is more than half-complete at the time of closing, the greater of target and actual performance; otherwise, at target performance, and (iii) for fiscal year 2027, target performance.

Treatment of Stock Options
At the effective time, each then-outstanding Settled AZEK Stock Option will be canceled in exchange for the right to receive an amount in cash equal to the value of the merger consideration, less the exercise price and applicable tax withholdings.
At the effective time, each then-outstanding AZEK Stock Option, other than any Settled AZEK Stock Option, will be assumed by James Hardie and converted into a James Hardie Share Option to purchase a number of James Hardie ordinary shares (rounded down to the nearest whole number of shares) equal to the product of (A) the number of shares of AZEK common stock subject to such AZEK Stock Option multiplied by (B) the equity award exchange ratio, which James Hardie Share Option shall have an exercise price per James Hardie ordinary share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of AZEK common stock subject to such AZEK Stock Option by (B) the equity award exchange ratio. Each James Hardie Share Option will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK Stock Option.
Governance of the Combined Company
The merger agreement provides that James Hardie will take all necessary corporate action so that, upon and after the effective time, Jesse Singh, Gary Hendrickson and Howard Heckes, each of whom are current members of the AZEK Board, will be appointed to the combined company board. In the event that any of such three directors are not willing or able to serve on the combined company board as of the effective time, AZEK shall be entitled to designate a replacement director who is an independent director serving on the AZEK Board as of the date of the merger agreement and as of the date of such designation, meets James Hardie’s independence criteria and is otherwise reasonably acceptable to James Hardie.
For a more complete description of the directors and executive officers of the combined company, see “The Merger—Governance of the Combined Company.”
Financing of the Merger and Treatment of Existing Debt
James Hardie’s obligation to complete the merger is not conditioned upon its obtaining financing. James Hardie anticipates that approximately $4.25 billion will be required to pay the cash consideration to the AZEK stockholders, to pay off AZEK’s existing credit facilities and to pay fees and expenses relating to the merger and the financing. James Hardie intends to fund the cash consideration through sources of debt financing and cash on hand. In connection with entering into the merger agreement, James Hardie, through its indirect wholly owned subsidiary JH North America Holdings Inc., a Delaware corporation, entered into an amended and restated commitment letter, dated as of April 30, 2025 (which amends and restates that certain commitment letter, dated as of March 23, 2025, among JH North America Holdings Inc., Bank of America, N.A., and Jefferies Finance LLC), with Bank of America, N.A., Jefferies Finance LLC, HSBC Continental Europe, Wells Fargo Bank, National Association, PNC Bank, National Association, The Toronto-Dominion Bank, New York Branch, Truist Bank, U.S. Bank National Association, and Sumitomo Mitsui Banking Corporation (collectively, the “Commitment Parties”), pursuant to which the Commitment Parties committed to provide, subject to the terms and conditions therein, a 364-day senior unsecured bridge term loan credit facility in an aggregate principal amount of $4.3 billion. James Hardie expects to permanently finance the cash consideration, pay off AZEK’s existing credit facilities upon the closing, and pay fees, costs and expenses associated with the merger and the other transactions contemplated by the merger agreement with available cash, as well as, subject to market conditions, new term loan debt, senior notes and borrowings under a new revolving credit facility. The debt may be incurred under a new or amended credit facility, JH North America Holdings Inc.’s entry into one or more senior unsecured or secured term loan facilities, as well as pursuant to the issuance of senior unsecured or secured notes.
For a more complete description of sources of funding for the merger, see “The Merger—Financing of the Merger and Treatment of Existing Debt.”

Recommendation of the AZEK Board and Reasons for the Merger
After careful consideration of various factors described in “The Merger—AZEK Board of Directors’ Recommendation and Reasons for the Merger,” the AZEK Board unanimously recommends that holders of AZEK common stock vote:
•	“FOR” the merger proposal;
•	“FOR” the merger-related compensation proposal; and
•	“FOR” the adjournment proposal.
Opinion of AZEK’s Financial Advisor
Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the AZEK Board that, as of March 23, 2025, and based upon and subject to the factors and assumptions set forth therein, the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock to be paid to the holders (other than James Hardie and its affiliates) of shares of AZEK common stock pursuant to the merger agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated March 23, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. The summary of Goldman Sachs’ opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the AZEK Board in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of AZEK common stock should vote with respect to the merger or any other matter. Pursuant to an engagement letter between AZEK and Goldman Sachs, AZEK has agreed to pay Goldman Sachs a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $53 million, all of which is contingent upon consummation of the merger.
For more information, see “The Merger—Opinion of AZEK’s Financial Advisor” and the full text of the written opinion of Goldman Sachs attached as Annex B to this proxy statement/prospectus.
Interests of AZEK’s Directors and Executive Officers in the Merger
In considering the recommendation of the AZEK Board that AZEK stockholders vote “FOR” the merger proposal, AZEK stockholders should be aware that AZEK’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of AZEK stockholders generally. For a discussion of these interests, see “The Merger—Interests of AZEK’s Directors and Executive Officers in the Merger.” The AZEK Board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and recommending that the AZEK stockholders adopt the merger agreement.
Information about the AZEK Stockholders’ Meeting
Time, Place and Purpose of the Special Meeting
The special meeting will be held at www.virtualshareholdermeeting.com/AZEK2025SM on June 27, 2025, at 9:00 a.m. (Central Time).
At the special meeting, AZEK stockholders will be asked to consider and vote upon (1) the merger proposal, (2) the merger-related compensation proposal and (3) the adjournment proposal.
Record Date and Quorum
You are entitled to receive notice of, and to vote at, the special meeting if you are an owner of record of shares of AZEK common stock as of the close of business on the record date. As of the close of business on May 27, 2025, there were 143,854,293 shares of AZEK common stock outstanding and entitled to vote. Stockholders will have one vote on all matters properly coming before the special meeting for each share of common stock owned by such stockholders on the record date.

The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares of AZEK common stock issued and outstanding on the record date for the special meeting will constitute a quorum for the transaction of business at the special meeting.
Vote Required
Approval of the merger proposal requires the affirmative vote of the holders of a majority of the shares of AZEK common stock outstanding and entitled to vote (in person or by proxy) at the special meeting. Shares of AZEK common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” such proposal.
Approval of the merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of AZEK common stock represented at the special meeting and entitled to vote on the proposal, assuming a quorum. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either AZEK or James Hardie. Any abstention will have the same effect as a vote “AGAINST” the merger-related compensation proposal. Any broker non-vote and any other failure to be represented at the special meeting will have no effect on the outcome of the merger-related compensation proposal.
The adjournment proposal requires the affirmative vote of holders of a majority of the shares of AZEK common stock represented at the special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Any abstention will have the same effect as a vote “AGAINST” the adjournment proposal. Any broker non-vote and any other failure to be represented at the special meeting will have no effect on the outcome of the adjournment proposal.
Proxies and Revocations
Any stockholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet or by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote by appearing at the special meeting. If your shares of common stock are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you should instruct your broker, bank or other nominee on how to vote your shares of common stock using the instructions provided by your broker, bank or other nominee.
If you are a record holder, you may change or revoke your vote before your proxy is voted at the special meeting as described herein. You may do this in one of the following ways: (1) by re-voting at a subsequent time by Internet or by telephone following the instructions on the enclosed proxy card; (2) by delivering a signed notice of revocation or later-dated proxy card to AZEK’s Corporate Secretary, at AZEK’s address above before 5:00 p.m. (Central Time) on June 26, 2025; or (3) by attending the special meeting in a virtual format and voting by virtual ballot.
If your shares are held in an account at a broker, bank or other nominee and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.
Voting by AZEK’s Directors and Executive Officers
At the close of business on May 21, 2025, the members of the AZEK Board and AZEK’s executive officers and their affiliates, as a group, owned and were entitled to vote approximately 2.9% of AZEK common stock.
AZEK currently expects that all members of the AZEK Board and AZEK’s executive officers will vote their AZEK common stock “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal. For more information regarding the security ownership of the members of the AZEK Board and AZEK’s executive officers, see “Beneficial Ownership Table.”
Regulatory Approval
Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, which is referred to as the Antitrust Division, and the United States Federal Trade Commission, which is referred to as the FTC, and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. James Hardie and AZEK each filed their respective HSR Act notification forms on May 1, 2025.

There can be no assurance that a challenge to the merger on antitrust or other grounds will not be made or, if such a challenge is made, that it would not be successful.
See “The Merger—Regulatory Approval.”
Litigation Related to the Merger
Beginning on May 19, 2025, certain purported stockholders of AZEK sent demand letters alleging omissions in the registration statement on Form F-4 filed by James Hardie on May 5, 2025, of which this proxy statement/prospectus forms a part. The demand letters seek additional disclosures to remedy these purported deficiencies. AZEK and James Hardie believe that the disclosures set forth in the registration statement comply with applicable law and that the allegations asserted in the demand letters are without merit.
Additional demand letters or lawsuits arising out of or relating to the merger agreement and the transactions contemplated thereby, including the merger, may be filed in the future. See the section entitled “Risk Factors—Risks Related to the Merger” for additional information regarding any such potential litigation.
Conditions to Completion of the Merger
In addition to the approval of the merger proposal by AZEK stockholders, the expiration or termination of the applicable waiting period under the HSR Act, each party’s obligation to complete the merger is also subject to the satisfaction or (to the extent permitted under applicable law) waiver of certain other conditions, including the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order, or pending proceedings seeking a stop order, by the SEC), approval of the listing on the NYSE of the James Hardie ordinary shares to be issued in connection with the merger, the absence of an injunction or law prohibiting the merger, the accuracy of the representations and warranties of the parties under the merger agreement (subject to the materiality standards set forth in the merger agreement), the absence of a “material adverse effect” on the other party, the performance by the parties of their respective covenants and obligations under the merger agreement in all material respects and delivery of officer certificates by the parties certifying satisfaction of certain of the conditions described above.
The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after AZEK receives stockholder approval of the merger proposal at the special meeting and after the expiration or termination of the applicable waiting period under the HSR Act. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”
Timing of the Merger
The closing is expected to occur in the second half of calendar year 2025. Neither James Hardie nor AZEK can predict, however, the actual date on which the closing will occur because it is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approval. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”
No Solicitation
As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, AZEK has agreed that (i) it will, and will cause its subsidiaries and its and their respective officers and directors to, immediately cease and terminate, and will instruct and use reasonable best efforts to cause its and their respective other representatives to immediately cease and terminate all existing discussions, negotiations and communications with any persons or entities with respect to acquisition proposals involving AZEK, including proposals to acquire 20% or more of AZEK’s voting power, consolidated assets, revenues or net income; (ii) AZEK will not, and will not authorize, and will use its reasonable best efforts not to permit any of its representatives to, directly or indirectly initiate, seek, solicit, knowingly facilitate, knowingly encourage or knowingly induce or knowingly take any other action reasonably expected to lead to an acquisition proposal, or to engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person or entity relating to or for the purpose of encouraging or facilitating an acquisition proposal or grant any waiver or release under any standstill, confidentiality or other similar agreement (unless the AZEK Board determines in good faith that the failure to grant such waiver or release would be inconsistent with its fiduciary duties under applicable law, in which case AZEK may waive any such standstill provision in order to permit a third party to make and pursue an acquisition proposal) or resolve to do any of the foregoing; (iii) AZEK will not provide access (and will terminate any such access) to any third party to any data room that has been set up in the context of a possible acquisition proposal which contains any information of AZEK or any of its subsidiaries; and (iv) AZEK will demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible acquisition proposal with AZEK or any of its subsidiaries.
The merger agreement includes certain exceptions to the non-solicitation covenant such that, prior to obtaining the stockholder approval, if AZEK receives a bona fide written acquisition proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respect, of the merger agreement, AZEK may (i) contact such person making the acquisition proposal or its representatives to inform itself about such acquisition proposal, (ii) furnish information concerning its business, properties or assets to such person or its representatives pursuant to a confidentiality agreement and (iii) negotiate and participate in discussions and negotiations with such person or its representatives concerning the acquisition proposal, in the cases of clauses (ii)–(iii) if the AZEK Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that the acquisition proposal is or is reasonably likely to constitute or result in a “superior proposal” (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation”).
Also, the AZEK Board may, subject to complying with certain specified procedures, including providing James Hardie with a good faith opportunity to negotiate and, in certain circumstances, payment of the termination amount as described below, (i) change its recommendation in favor of the merger and the transactions contemplated by the merger agreement, or terminate the merger agreement in order to enter into a definitive agreement regarding an acquisition proposal that is determined to be a superior proposal, or (2) change its recommendation in favor of the merger and the transactions contemplated by the merger agreement in response to an “intervening event” (as defined in “The Merger Agreement—Covenants and Agreements—Intervening Event”) that becomes known after the date of the merger agreement but prior to the stockholder approval, in each case, to the extent that the AZEK Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law.
For a more complete description of the limitations on solicitation of acquisition proposals from third parties and the ability of the AZEK Board to change its recommendation for the merger and the transactions contemplated by the merger agreement, see “The Merger Agreement—Covenants and Agreements—No Solicitation.”
Termination of the Merger Agreement; Termination Amount
The merger agreement may be terminated by the mutual written consent of James Hardie and AZEK at any time prior to the effective time. In addition, the merger agreement may be terminated as follows:
•	by either James Hardie or AZEK if:
•
the merger has not been completed on or before 5:00 p.m. (Chicago, Illinois time) on the termination date (as defined herein), provided that the right to terminate the merger agreement shall not be available to any party if a material breach by such party of any of its obligations under the merger agreement was the principal cause of or principally resulted in the failure of the closing to have occurred on or before such date (the “end date termination right”);

•
any restraint has been enacted after the date of the merger agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, and the imposition of such restraint will have become final and non-appealable, provided that the right to terminate the merger agreement is not available to a party if a material breach by such party has been the principal cause of or principally resulted in the issuance of such restraint;

•	the stockholder approval has not been obtained at the special meeting or at any adjournment or postponement of such meeting (the “stockholder vote-down termination right”); or
•	the other party breaches or fails to perform any of its representations, warranties, covenants or other agreements in the merger agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of the other party’s representations and warranties or performance of covenants in the merger agreement, subject to certain materiality thresholds and rights to cure and other limitations (the “breach termination right”);
•
by AZEK, prior to the receipt of the stockholder approval, in order to enter into a definitive agreement with respect to a superior proposal, as described further in “The Merger Agreement—Covenants and Agreements—No Solicitation,” provided that AZEK pays or causes to be paid to Merger Sub (or a designee thereof) the termination amount prior to or substantially concurrently with such termination (the “superior proposal termination right”); or

•
by James Hardie, if prior to the receipt of the stockholder approval, (i) the AZEK Board makes an adverse recommendation change, (ii) AZEK or the AZEK Board failed to include the AZEK Board’s recommendation that the AZEK stockholders approve the merger proposal in this proxy statement/prospectus (the “AZEK recommendation”) or (iii) AZEK or the AZEK Board (a) materially breaches or violates certain non-solicitation obligations in the merger agreement (b) fails to publicly reaffirm the AZEK recommendation that the AZEK stockholders approve the merger proposal within 10 business days after receipt of written request by James Hardie following a public acquisition proposal or (c) fails to recommend against an acquisition proposal in the form of a tender or exchange offer within 10 business days of commencement of such offer (the “recommendation change termination right”).

If the merger agreement is terminated as described above, the merger agreement will be null and void and of no effect, without liability on the part of any party and each party’s rights and obligations will cease, subject to certain exceptions, including that:
•
no termination will relieve any party of any liability or damages resulting from any knowing and intentional breach of its obligations under the merger agreement prior to such termination, or fraud in making the representations and warranties contained in the merger agreement; and

•
the confidentiality agreement entered into by James Hardie and AZEK in connection with entering into the merger and the provisions of the merger agreement with respect to the indemnification of AZEK by James Hardie regarding financing, the effect of termination, termination amount, amendment, extension and waiver and general provisions of interpretation and construction will survive any termination of the merger agreement.

The merger agreement provides for the payment by AZEK to Merger Sub (or a designee thereof) of $272 million (such amount, the “termination amount”) in connection with a termination of the merger agreement under the following circumstances:
•
if (i) James Hardie terminates the merger agreement pursuant to the breach termination right on the basis of AZEK’s breach of a covenant or agreement contained in the merger agreement or either party terminates the agreement pursuant to the end date termination right or the stockholder vote-down termination right and (ii) in any such case, after the execution of the merger agreement and prior to the termination of the merger agreement (or prior to the special meeting in the case of the stockholder vote-down termination right), an acquisition proposal (with regards to 50% of the voting power, consolidated assets, revenues or net income of AZEK) is publicly disclosed or, in certain circumstances, otherwise made known to the AZEK Board, and not withdrawn (publicly, if disclosed publicly) and, within 12 months of such termination, AZEK either consummates an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal (regardless of when or whether such transaction is completed) for at least 50% of the voting power, consolidated assets, revenues or net income of AZEK;

•	if AZEK terminates the merger agreement pursuant to the superior proposal termination right; or
•	if James Hardie terminates the merger agreement pursuant to the recommendation change termination right.
In no event will the termination amount be payable more than once.
Merger Sub’s right to receive the termination amount, will, in circumstances in which the termination amount is payable and is paid in full, be the sole and exclusive monetary remedy of James Hardie and Merger Sub against

AZEK and its subsidiaries and their related parties for all losses and damages suffered as a result of the failure of the transactions contemplated by the merger agreement to be completed or a breach or failure to perform under the merger agreement or otherwise, except in the event of knowing and intentional breach of AZEK’s obligations under the merger agreement prior to such termination of the merger agreement, or fraud by AZEK in making the applicable representations and warranties set forth in the merger agreement. If AZEK fails to timely pay any termination amount due under the merger agreement, AZEK will be obligated to pay any costs and expenses (including reasonable attorneys’ fees), together with interest, in connection with any suit brought by Merger Sub (or its designee) that results in a judgment against AZEK for the payment of such termination amount. For a more complete description of each party’s termination rights and the related termination amount obligations, see “The Merger Agreement—Termination” and “The Merger Agreement—Termination Amount.”
Appraisal Rights of AZEK Stockholders
Under the DGCL, if the merger is completed, record holders and beneficial owners of AZEK common stock who do not vote in favor of the merger proposal and who otherwise properly exercise and perfect their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of AZEK common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. The relevant provisions of the DGCL are included as Annex C to this proxy statement/prospectus. Record holders and beneficial owners of AZEK common stock are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, record holders and beneficial owners of AZEK common stock who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in loss of the right of appraisal. For a more complete description of the appraisal rights of record holders and beneficial owners of AZEK common stock, see “Appraisal Rights.”
U.S. Federal Income and Irish Tax Considerations
U.S. Federal Income Tax Considerations
The exchange of AZEK common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. In general, for U.S. federal income tax purposes, a U.S. holder (as defined in “The Merger—U.S. Federal Income and Irish Tax Considerations—U.S. Federal Income Tax Considerations”) of AZEK common stock who receives the merger consideration in exchange for such U.S. holder’s shares of AZEK common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the James Hardie ordinary shares and the amount of cash, including cash in lieu of any fractional James Hardie ordinary share, received in the merger and (2) such U.S. holder’s adjusted tax basis in the shares of AZEK common stock exchanged therefor.
In certain circumstances, a holder of AZEK common stock could be treated as receiving a dividend in an amount up to the sum of the fair market value of the James Hardie ordinary shares and the amount of cash received by such holder in the merger. As a result of the possibility of such deemed dividend treatment, a non-U.S. holder (as defined in “The Merger—U.S. Federal Income and Irish Tax Considerations—U.S. Federal Income Tax Considerations”) of AZEK common stock may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the sum of the fair market value of the James Hardie ordinary shares and the amount of cash received in the merger.
For a more complete description of the U.S. federal income tax consequences of the merger, see “The Merger—U.S. Federal Income and Irish Tax Considerations—U.S. Federal Income Tax Considerations.”
Irish Tax Considerations
AZEK stockholders that are neither resident nor ordinarily resident in Ireland for Irish tax purposes, and whose shares of AZEK common stock were not used in or for the purposes of a trade carried on by such stockholders through an Irish branch or agency, or used, held or acquired for use by or for the purposes of an Irish branch or agency, should not be liable for Irish tax on chargeable gains (“Irish CGT”) on the cancellation of their shares of AZEK common stock, or on the receipt of James Hardie ordinary shares, cash consideration and cash in lieu of any fractional James Hardie ordinary share, pursuant to the merger agreement.

See the section of the proxy statement/prospectus entitled “The Merger—U.S. Federal Income and Irish Tax Considerations—Irish Tax Considerations” for a more detailed description of the Irish tax consequences of the merger.
This proxy statement/prospectus contains a discussion of certain U.S. federal income and Irish tax consequences of the merger. This discussion does not address any other non-U.S. tax consequences, nor does it pertain to any state or local income or other tax consequences. You should consult your tax advisors regarding the particular U.S. federal income and Irish tax consequences to you of the merger in light of your particular circumstances, as well as the particular tax consequences to you of the merger under any state, local or other non-U.S. income or other tax laws.
Accounting Treatment
James Hardie prepares its financial statements in accordance with accounting principles generally accepted in the United States, which is referred to as GAAP. The merger will be accounted for as an acquisition of AZEK by James Hardie under the acquisition method of accounting in accordance with GAAP. James Hardie will be treated as the acquirer for accounting purposes.
NYSE Listing; Delisting and Deregistration of AZEK Common Stock
Prior to the completion of the merger, James Hardie has agreed to use its reasonable best efforts to cause the James Hardie ordinary shares to be issued in connection with the merger to be approved for listing on the NYSE. The listing of such James Hardie ordinary shares on the NYSE, subject to official notice of issuance, is also a condition to the closing.
If the merger is completed, AZEK common stock will cease to be listed on the NYSE and AZEK common stock will be deregistered under the Exchange Act.
Risk Factors
You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should carefully consider the risks that are described in the section entitled “Risk Factors.”

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
AZEK common stock is currently listed on the NYSE under the trading symbol “AZEK.” James Hardie CUFS are currently listed on the ASX under the symbol “JHX,” and James Hardie ADSs are listed on the NYSE under the symbol “JHX.” The following table sets forth the closing price per share of AZEK and James Hardie as reported on the NYSE and ASX, respectively, as of March 21, 2025, the last trading day before the public announcement of the execution of the merger agreement. For current price information, you are urged to consult publicly available sources.

March 21, 2025
Closing Sale Price Per Share of AZEK Common Stock ($)	41.39
Closing Sale Price Per Share of James Hardie CUFS ($AUD)	46.80
Closing Sale Price Per Share of James Hardie ADSs ($)	29.28

The James Hardie Board suspended the declaration or payment of cash dividends on James Hardie ordinary shares in November 2022, and James Hardie has not declared or paid dividends on James Hardie ordinary shares since July 29, 2022, when it paid a dividend of $0.30 per share. James Hardie last paid a dividend of $0.30 per share on July 29, 2022. The terms of the merger agreement limit James Hardie’s ability to declare or pay dividends prior to the closing.
The AZEK Board has never declared or paid any dividends on shares of AZEK common stock. The terms of the merger agreement limit AZEK’s ability to declare or pay dividends prior to the closing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements, including statements regarding the merger, that are not statements of historical or present fact, which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include statements about the anticipated benefits of the merger, including estimated synergies, and the expected timing of completion of the merger; statements about James Hardie’s future performance; statements regarding James Hardie’s plans, objectives or goals and other statements that are not historical facts. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.
Forward-looking statements of James Hardie and AZEK, respectively, are based on the current expectations, estimates and assumptions of James Hardie and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of James Hardie or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors, in addition to factors previously disclosed in James Hardie’s and AZEK’s reports filed with the SEC, include risks and uncertainties relating to the merger, including, but not limited to:
•	the possibility that required regulatory approval for the merger or AZEK’s stockholder approval and other conditions to closing are not received or satisfied on a timely basis or at all;
•	the possible occurrence of events that may give rise to a right of either or both of James Hardie and AZEK to terminate the merger agreement providing for the merger;
•	the possibility that the merger is delayed or does not occur;
•
possible negative effects of the pendency or the consummation of the merger on the market price of James Hardie ordinary shares or AZEK common stock respectively, or on their respective businesses, financial conditions, results of operations and financial performance;

•	uncertainties as to access to financing (including financing for the merger) on a timely basis and on reasonable terms;
•	the impact of the additional indebtedness James Hardie would incur in connection with the merger;
•
risks relating to the value of the James Hardie ordinary shares to be issued in connection with the merger and the contemplated listing arrangements for James Hardie ordinary shares and depositary interests following the merger;

•	risks relating to significant transaction costs or unknown liabilities;
•	the possibility that the anticipated synergies and other benefits from the merger cannot be realized in full or at all or may take longer to realize than expected;
•	risks associated with contracts containing consent or other provisions that may be triggered by the merger;
•	risks associated with merger-related litigation;
•	the possibility that costs or difficulties related to the integration of James Hardie’s and AZEK’s businesses will be greater than expected;
•
the risk that the merger and its pendency could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the merger to divert the time and attention of management from ongoing business operations;

•
the potential for contractual restrictions or other restrictions in the operation of business under the merger agreement to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions;

•	the risk of other merger-related disruptions to the businesses, including business plans and operations, of James Hardie and AZEK; and
•
the possibility that, as a result of the merger or otherwise, James Hardie could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers.

There can be no assurance that the merger will in fact be consummated in the manner described or at all. These factors are not necessarily all of the factors that could cause James Hardie’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm James Hardie’s, AZEK’s or the combined company’s results.
The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to James Hardie, AZEK or the combined company, or persons acting on James Hardie’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this proxy statement/prospectus speak only as of the date of this proxy statement/prospectus and are statements of then-current expectations concerning future results, events and conditions. Neither James Hardie nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If James Hardie or AZEK updates one or more forward-looking statements, no inference should be drawn that James Hardie or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding James Hardie, AZEK and factors that could affect the forward-looking statements contained herein can be found in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the SEC, and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC and in the “Risk Factors” section of this proxy statement/prospectus.

RISK FACTORS
In addition to the other information included in, incorporated by reference into and included as annexes to this proxy statement/prospectus, including, among other things, the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” AZEK stockholders should carefully consider the following risk factors before deciding whether to vote in favor of the merger proposal. In addition, you should read and consider the risks associated with each of the businesses of James Hardie and AZEK because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in (i) the James Hardie Annual Report on Form 20-F for the fiscal year ended March 31, 2025 and in James Hardie’s other documents filed or furnished with the SEC and incorporated by reference into this proxy statement/prospectus and (ii) in the AZEK Annual Report on Form 10-K for the fiscal year ended September 30, 2024, as such risks may be updated or supplemented in AZEK’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which are filed with the SEC and included as annexes to this proxy statement/prospectus. You should also consider the other information in this document and the other information included in, incorporated by reference to and included as annexes to this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”
Risks Related to the Merger
The merger is subject to conditions, some or all of which may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger could have material adverse effects on AZEK.
The completion of the merger is subject to a number of conditions, including, among other things, receipt of the stockholder approval and receipt of the required regulatory approval, which make the completion and timing of the completion of the merger uncertain. See the section entitled “The Merger Agreement—Conditions to the Merger” for a more detailed discussion. The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring at all. Any delay in completing the merger could cause James Hardie not to realize some or all of the benefits, or realize them on a different timeline than expected, that James Hardie expects to achieve if the merger is successfully completed within the expected timeframe. There can be no assurance that the conditions to the closing of the merger will be satisfied or waived or that the merger will be completed. Also, subject to limited exceptions, either James Hardie or AZEK may terminate the merger agreement if the merger has not been completed by 5:00 p.m. (Chicago time) on March 23, 2026 (subject to extension through June 23, 2026 in accordance with the merger agreement, the “termination date”).
If the merger is not completed, AZEK’s business may be materially adversely affected and, without realizing any of the benefits of having completed the merger, AZEK will be subject to a number of risks, including the following:
•	the market price of AZEK common stock could decline;
•	AZEK could be required to pay the termination amount to Merger Sub under certain circumstances;
•
if the merger agreement is terminated and the AZEK Board seeks another business combination, AZEK stockholders cannot be certain that AZEK will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms reflected in the merger agreement;

•	time and resources, financial and other, committed by AZEK’s management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for AZEK;
•	AZEK may experience negative reactions from the financial markets or from its customers, suppliers or employees; and
•	AZEK will be required to pay certain costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed.
In addition, if the merger is not completed, AZEK could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against AZEK to perform its obligations under the merger agreement. Any of these risks could materially and adversely impact AZEK’s ongoing business, financial condition, financial results and stock price.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger and could materially and adversely impact James Hardie’s ongoing business, financial condition, financial results and stock price following the completion of the merger.
If the merger is not completed by the termination date, which is subject to extension in specified circumstances in accordance with the merger agreement, either James Hardie or AZEK may have the right to terminate the merger agreement.
If the merger has not been completed by 5:00 p.m., Chicago time, on the termination date, either James Hardie or AZEK may have the right to terminate the merger agreement. However, this right to terminate the merger agreement shall not be available to a party whose material breach of any of its obligations under the merger agreement is the principal cause of or principally resulted in the failure of the closing of the merger to have occurred by such time. James Hardie or AZEK may elect to terminate the merger agreement in certain other circumstances, including if the AZEK stockholders fail to approve the merger proposal at the special meeting, and James Hardie and AZEK can mutually decide to terminate the merger agreement at any time prior to the completion of the merger, before or after the required AZEK stockholder approval. For more information, see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger” and “The Merger Agreement—Termination.”
Upon consummation of the merger, certain change-of-control rights under agreements will or may be triggered, which may result in third parties terminating or altering existing contracts or relationships with AZEK.
AZEK has contracts with customers, suppliers, vendors, distributors, landlords, lenders, licensors and other business partners, which will or may require AZEK to obtain consents from these other parties in connection with the merger. If these consents cannot be obtained, the counterparties to these contracts may have the ability to terminate, reduce the scope of or otherwise seek to vary the terms of their relationships or the terms of such contracts with AZEK in anticipation of the merger, or with James Hardie following consummation of the merger. The pursuit of such rights may result in AZEK, or, following consummation of the merger, the combined company suffering a loss of potential future revenue, incurring liabilities in connection with breaches of agreements or losing rights that are material to their respective businesses. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The material adverse effect of such disruptions could also be exacerbated by a delay in the closing.
The opinion of AZEK’s financial advisor regarding the fairness, from a financial point of view, of the merger consideration that was delivered to the AZEK Board does not reflect changes in circumstances since the date that such opinion was delivered.
The opinion rendered by Goldman Sachs to the AZEK Board, dated as of March 23, 2025, was based on information available to Goldman Sachs as of the date of such opinion. The opinion does not reflect any changes that may occur or may have occurred after the date on which such opinion was delivered, including changes in the operations and prospects of James Hardie and AZEK, general market and economic conditions and other factors that may be beyond the control of James Hardie and AZEK, and on which Goldman Sachs’s opinion is based, which may significantly alter the value of James Hardie and AZEK or the market price of James Hardie ordinary shares and AZEK common stock by the time of the consummation of the merger. The opinion does not speak as of the closing or as of any date other than the date of such opinion. For a description of the opinion that the AZEK Board received from Goldman Sachs, see the section of this proxy statement/prospectus entitled “The Merger—Opinion of AZEK’s Financial Advisor.”
The merger agreement contains provisions that limit AZEK’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of AZEK from making a favorable alternative transaction proposal and, in specified circumstances, could require AZEK to pay a substantial termination amount to James Hardie.
The merger agreement contains provisions that make it more difficult for AZEK to be acquired by any person other than James Hardie. The merger agreement contains certain provisions that restrict AZEK’s ability to, among other things, initiate, seek, solicit, knowingly facilitate, knowingly encourage, knowingly induce or knowingly take any other action reasonably expected to lead to, or engage in negotiations or discussions relating to, or approve or recommend, any third-party acquisition proposal. Further, even if the AZEK Board withdraws or qualifies its recommendation with respect to the approval of the merger proposal, unless the merger agreement is terminated in accordance with its terms, AZEK will still be required to submit the merger proposal to a vote at the special meeting. In addition, following receipt by AZEK of any third-party acquisition proposal that constitutes a “superior proposal,” James Hardie will have an opportunity to offer to modify the terms of the merger agreement before the AZEK Board may withdraw or qualify its recommendation with respect to the merger proposal in favor of such superior proposal, as described further under “The Merger Agreement—Covenants and Agreements—Superior Proposal.”
In some circumstances, upon termination of the merger agreement, AZEK would be required to pay the termination amount to James Hardie. For further discussion, see the sections entitled “The Merger Agreement—Termination,” “Effect of Termination” and “Termination Amount.”
These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of AZEK or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share value than the value proposed to be received in the merger. In particular, the termination amount, if applicable, would be substantial, and could result in a potential third-party acquiror or merger partner proposing to pay a lower price to the AZEK stockholders than it might otherwise have proposed to pay absent the requirement to pay such amount.
If the merger agreement is terminated and AZEK determines to seek another business combination, AZEK may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.
The merger is subject to the expiration or termination of applicable waiting period under the HSR Act, which may impose conditions that could have an adverse effect on James Hardie, AZEK or the combined company or, if not obtained, could prevent completion of the merger.
Before the merger may be completed, any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the merger must have expired or been terminated. In deciding whether to grant the required regulatory authorization or consent, the relevant governmental entities will consider the effect of the merger within their relevant jurisdiction, including the impact on the parties’ respective customers and suppliers. The terms and conditions of the authorizations and consents that are granted, if any, may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business or may materially delay the completion of the merger.
Under the merger agreement, James Hardie and AZEK have agreed to use their respective reasonable best efforts to obtain such authorizations and consents and James Hardie has agreed to take any and all steps necessary to avoid or eliminate impediments under any antitrust or certain other laws that may be asserted by any governmental authority so as to enable the completion of the merger as promptly as practicable. However, James Hardie’s obligation to take actions required to obtain authorizations and consents under such laws is subject to limitations, including that James Hardie will not be required to commit to or effect any sale, divestiture or other transfer if such action would require the sale, divestiture or other transfer of any businesses or product lines (i) of AZEK representing, in the aggregate, more than $140 million in fiscal year 2024 net sales or (ii) of James Hardie. For a more detailed description of James Hardie’s and AZEK’s obligations to obtain the required regulatory approval, see the section entitled “The Merger Agreement—Covenants and Agreements—Appropriate Action; Consents; Filings.”
In addition, at any time before or after the completion of the merger, and notwithstanding the termination of applicable waiting periods, the applicable U.S. antitrust authorities or any state attorney general could take such action under the antitrust laws as such party deems necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging, seeking to enjoin, or seeking to impose conditions on the merger. James Hardie and AZEK may not prevail and may incur significant costs in defending or settling any such action. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Approval.”

There can be no assurance that the conditions to the completion of the merger set forth in the merger agreement relating to applicable regulatory laws will be satisfied.
Because the exchange ratio is fixed and will not be adjusted in the event of any change in either James Hardie’s or AZEK’s share price, AZEK stockholders cannot be sure of the value of the stock consideration they will receive.
Upon the completion of the merger, each share of AZEK common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive $26.45 in cash, without interest, and 1.0340 James Hardie ordinary shares and, if applicable, cash in lieu of any fractional James Hardie ordinary share. The exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either James Hardie ordinary shares or AZEK common stock between the date of signing of the merger agreement and completion of the merger. As a result, although the number of James Hardie ordinary shares to be issued in connection with the merger is fixed, the market value of the consideration to be received by AZEK stockholders in connection with the merger will fluctuate with the market price of James Hardie ordinary shares, and the difference between the market value of the consideration to be received by AZEK stockholders in connection with the merger and the market value of AZEK common stock will fluctuate with the market prices of James Hardie ordinary shares and AZEK common stock, and neither will be known at the time of the special meeting.
It is impossible to accurately predict what the market price of James Hardie ordinary shares will be at the effective time and, therefore, impossible to accurately predict the market value of the James Hardie ordinary shares to be issued in connection with the merger. The market prices of James Hardie ordinary shares and AZEK common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate prior to the completion of the merger for a variety of reasons, including, among others, general industry, market and economic conditions, trade restrictions, tariffs or quotas, the demand for James Hardie’s or AZEK’s products, changes in federal, state or local laws and regulations and other regulatory considerations, other changes in or factors relating to James Hardie’s or AZEK’s respective businesses, operations, prospects and results of operations, and market assessments of the likelihood that the merger will be completed, the expected timing of the completion of the merger and the expected benefits of the merger. Many of these factors are beyond James Hardie’s and AZEK’s control and neither James Hardie nor AZEK is permitted to terminate the merger agreement solely because of changes in the market price of either James Hardie ordinary shares or AZEK common stock. In addition, the market price of James Hardie ordinary shares will continue to fluctuate, potentially significantly, following the closing for a number of reasons, including, but not limited to, the reasons described above. See “—The market price of James Hardie’s ordinary shares after the merger is completed may be affected by factors different from those affecting the price of James Hardie ordinary shares or AZEK common stock before the merger is completed.”
Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.
In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom James Hardie or AZEK has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with James Hardie or AZEK, as the case may be, as a result of the merger or otherwise, which could negatively affect James Hardie’s or AZEK’s respective revenues, earnings or cash flows, as well as the market price of James Hardie ordinary shares or AZEK common stock, regardless of whether the merger is completed.
Under the terms of the merger agreement, AZEK is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect AZEK’s business and operations prior to the closing.
Under the terms of the merger agreement, James Hardie is subject to a more limited set of restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to amend its organizational documents, pay dividends or distributions or repurchase shares of James Hardie common stock. Such limitations could adversely affect James Hardie’s business and operations prior to the closing.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger. For further discussion, see the sections entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business of AZEK” and “Conduct of Business of James Hardie.”
Completion of the merger will trigger change in control or other provisions in certain customer and other agreements to which AZEK is a party, which may have an adverse impact on James Hardie’s business and results of operations following completion of the merger.
The completion of the merger will trigger change in control and other provisions in certain customer and other agreements to which AZEK is a party. If James Hardie or AZEK is unable to negotiate waivers of those provisions, customers or other counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or equitable remedies. Even if James Hardie and AZEK are able to negotiate consents or waivers, the customers or other counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to AZEK or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations following completion of the merger.
Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
James Hardie and AZEK are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of the combined company to retain certain key management personnel and employees of James Hardie and AZEK. Prior to completion of the merger, current and prospective employees of James Hardie and AZEK may experience uncertainty about their roles within James Hardie following the closing, which may have an adverse effect on the ability of each of James Hardie and AZEK to attract or retain key management and other key personnel. In addition, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees to the same extent that James Hardie and AZEK have previously been able to attract or retain their own employees.
AZEK stockholders who receive James Hardie ordinary shares in connection with the merger will have rights as shareholders of James Hardie that differ from their current rights as AZEK stockholders.
Upon completion of the merger, AZEK stockholders will no longer be stockholders of AZEK, but will instead become shareholders of James Hardie, and their rights as shareholders of James Hardie will be governed by the terms of the James Hardie Constitution and Irish law. The terms of the James Hardie Constitution and applicable Irish law are in some respects materially different than the terms of AZEK’s certificate of incorporation and bylaws and applicable Delaware law, which govern the rights of AZEK stockholders.
For a more complete description of the different rights associated with shares of AZEK common stock and James Hardie ordinary shares, see “Comparison of Shareholder / Stockholder Rights.”
Current James Hardie shareholders and AZEK stockholders will have a reduced share of ownership and voting interest in the combined company following the merger.
AZEK stockholders presently have the right to vote in the election of the AZEK Board and on other matters affecting AZEK, and James Hardie shareholders presently have the right to vote in the election of the James Hardie Board and on other matters affecting James Hardie. Immediately after the closing, James Hardie shareholders as of immediately prior to the effective time are expected to collectively own approximately 74% of the combined company and AZEK stockholders as of immediately prior to the effective time are expected to collectively own approximately 26% of the combined company, each calculated based on the fully diluted market capitalizations of James Hardie and AZEK as of the date of signing of the merger agreement. As a result, current James Hardie shareholders and current AZEK stockholders will have less influence over the management and policies of the combined company following the closing than they currently have over the management and policies of James Hardie and AZEK, respectively. The exact ownership interests of James Hardie shareholders and AZEK stockholders in the combined company immediately following the merger will depend on the number of James Hardie ordinary shares and the number of shares of AZEK common stock issued and outstanding immediately prior to the effective time.

James Hardie and AZEK expect to incur substantial costs in connection with the merger.
James Hardie and AZEK have incurred and expect to continue to incur a substantial amount of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two companies and working to achieve synergies, including financial, legal, accounting and consulting advisory fees, employee retention, severance and benefit costs, public relations, proxy solicitation and filing fees and printing and mailing costs. Some of these costs are payable regardless of whether the merger is completed.
The combined company will also incur restructuring and integration costs in connection with the merger. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of AZEK’s business into the combined company. The elimination of duplicative costs, strategic benefits and additional income, as well as any realization of other efficiencies related to the integration of the businesses, may not offset transaction and integration costs in the near term or at all. While James Hardie and AZEK have assumed that certain expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond James Hardie’s and AZEK’s control that could affect the total amount or the timing of such expenses.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the merger.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information is subject to a number of assumptions, and does not take into account any synergies related to the merger. Further, James Hardie’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial information that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this proxy statement/prospectus, that James Hardie will be identified as the acquiror under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the merger. In addition, subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this document. For further discussion, see “Unaudited Pro Forma Condensed Combined Financial Information.”
AZEK’s executive officers and directors have interests in the merger that may be different from, or in addition to, AZEK stockholders’ interests.
When considering the recommendation of the AZEK Board that AZEK stockholders adopt the merger agreement, the stockholders should be aware that directors and executive officers of AZEK have certain interests in the merger that may be different from, or in addition to, the interests of AZEK stockholders. The AZEK Board was aware of these interests and considered them, among other matters, when it approved the merger agreement and in making its recommendations that the AZEK stockholders approve the merger proposal. Additional interests of the directors and executive officers of AZEK include, but are not limited to, the treatment in the merger of AZEK RSU Awards, AZEK PSU Awards and AZEK Stock Options held by these directors and executive officers, certain severance payments and other benefits that AZEK executive officers are, by reason of their participation in the AZEK Company Inc. Executive Severance Plan (the “AZEK Executive Severance Plan”), entitled to receive upon a qualifying termination of employment following the completion of the merger, certain retention awards payable pursuant to the merger agreement, the continued employment of certain officers with the combined company following the completion of the merger, the designations of each of Jesse Singh, Gary Hendrickson and Howard Heckes as directors of the combined company, and indemnification and insurance for current and former directors and executive officers. See the section entitled “The Merger—Interests of AZEK’s Directors and Executive Officers in the Merger” for a more detailed description of these interests. As a result of these interests, these directors and executive officers of AZEK might be more likely to support and to vote in favor of the proposals described in this proxy statement/prospectus than if they did not have these interests.

AZEK stockholders should consider whether these interests might have influenced these directors and executive officers to recommend adopting the merger agreement and approving the merger.
Litigation that may be filed against James Hardie, AZEK, Merger Sub and the members of the AZEK Board could prevent or delay the consummation of the merger.
Litigation brought by purported stockholders of AZEK may be filed against James Hardie, AZEK, Merger Sub and the members of the AZEK Board. The outcome of any such lawsuits that may be filed challenging the merger is uncertain. Beginning on May 19, 2025, certain purported stockholders of AZEK sent demand letters alleging omissions in the registration statement on Form F-4 filed by James Hardie on May 5, 2025, of which this proxy statement/prospectus forms a part. See the section entitled “The Merger—Litigation Related to the Merger” for additional information.
One of the conditions to the closing of the merger is that no restraint has been enacted after the date of the merger agreement that has the effect of permanently enjoining, restraining or otherwise prohibiting the merger, and these lawsuits seek, and potential lawsuits may seek an order enjoining consummation of the merger. Accordingly, if a future lawsuit is successful in obtaining an order enjoining consummation of the merger, then such order may prevent the merger from being completed, or from being completed within the expected time frame, and could result in substantial costs to James Hardie and AZEK including, but not limited to, costs associated with the indemnification of directors and officers. Any such injunction or delay in the merger being completed may adversely affect James Hardie’s and AZEK’s business, financial condition, results of operations and cash flows.
Risks Related to the Combined Company After Completion of the Merger
The combined company may be unable to successfully integrate the businesses of James Hardie and AZEK and realize the anticipated benefits of the merger.
The success of the merger will depend, in part, on James Hardie’s ability to successfully combine and integrate the businesses of James Hardie and AZEK, which currently operate as independent public companies, and realize the anticipated benefits, including synergies, cost savings, innovation opportunities and operational efficiencies, of the merger, in a manner that does not materially disrupt existing customer, supplier and employee relations nor result in decreased revenues due to losses of, or decreases in orders by, customers. If James Hardie is unable to achieve the anticipated benefits of the merger fully or at all, or takes longer than expected to realize any or all of the anticipated benefits of the merger, the value of James Hardie ordinary shares may be adversely affected.
The integration of the two companies may involve or result in material challenges, including, without limitation:
•
the diversion of management’s attention from ongoing business concerns, the adverse effects of which diversion could include, among other things, performance shortfalls at one or both of the companies;

•	managing a larger combined business;
•	maintaining employee morale and retaining key management and other employees;
•
retaining existing business and operational relationships, including with customers, suppliers and employees and other counterparties, the retention of which may be affected by contracts containing consent and/or other provisions that may be triggered by the merger, and attracting new business and operational relationships;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;
•	integrating information technology, communications and other systems; and
•	unforeseen expenses or delays associated with the merger and the integration process.
Many of these factors will be outside of James Hardie’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially adversely affect James Hardie’s financial position, results of operations and cash flows.
Due to legal restrictions, James Hardie and AZEK are currently permitted to conduct only limited planning for the integration of the two companies following the merger and have not yet determined exactly how the businesses and operations of the two companies will be combined after the merger. The integration may result in additional and unforeseen expenses, and the anticipated benefits of the merger may not be realized on a timely basis, if at all.
The future financial performance of James Hardie may be adversely affected if James Hardie does not effectively manage its expanded operations following the completion of the merger.
Following the closing, James Hardie’s business will be significantly larger than either AZEK’s business or James Hardie’s current business. James Hardie’s ability to successfully manage its expanded business following the merger will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of James Hardie and AZEK but also the increased scale, scope and complexity of the business of the combined company. There can be no assurances that James Hardie will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.
James Hardie expects to incur substantial expenses related to the completion of the merger and the integration of James Hardie’s business with AZEK’s business.
James Hardie has occurred and will incur substantial expenses in connection with the completion of the merger and integration of numerous processes, policies, procedures, operations, technologies and systems of AZEK with those of James Hardie in connection with the merger. The substantial majority of these costs will be non-recurring expenses related to the merger (including financing of the merger) and facilities and systems consolidation costs. James Hardie may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the merger, or losses of, or decreases in orders by, customers, and may also incur costs to maintain employee morale and to retain key management personnel and employees. James Hardie and AZEK will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to unanticipated costs and delays. Transaction-related expenses could exceed the savings James Hardie expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the James Hardie and AZEK businesses, particularly in the near term and in the event there are material unanticipated expenses. Factors beyond James Hardie’s control could affect the total amount or timing of transaction-related expenses, many of which, by their nature, are difficult to estimate accurately.
After the completion of the merger, James Hardie will be more leveraged than it is currently, and the financing arrangements into which James Hardie will enter in connection with the merger may contain restrictions and limitations that could affect its flexibility in operating and financing its business.
In connection with the merger, James Hardie may seek approximately $4.3 billion in additional debt financing. After the closing, James Hardie will have consolidated indebtedness of approximately $4.4 billion. The increased indebtedness of James Hardie after the closing may reduce the flexibility of James Hardie to respond to changing business and economic conditions, require James Hardie to use increased amounts of cash flow to service indebtedness and increase James Hardie’s borrowing costs.
James Hardie also expects that the agreements governing the indebtedness that it will incur will contain covenants that may limit various actions, such as incurrence of additional indebtedness, that James Hardie could pursue. Risks, uncertainties and events beyond James Hardie’s control could affect its ability to comply with the covenants contained in its debt financing agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the indebtedness under these agreements. In addition, the limitations imposed by financing agreements on James Hardie’s ability to incur additional indebtedness and to take other actions might impair its ability to obtain other financing on terms acceptable to James Hardie.
The market price of James Hardie’s ordinary shares after the merger is completed may be affected by factors different from those affecting the price of James Hardie ordinary shares or AZEK common stock before the merger is completed.
Upon completion of the merger, former holders of AZEK common stock will be holders of ordinary shares of James Hardie. As the businesses of James Hardie and AZEK differ, the results of operations of James Hardie as well as the price of James Hardie’s ordinary shares may, after the merger is completed, be affected by factors different from those factors that will have affected AZEK as a stand-alone company. James Hardie will face additional risks and uncertainties that AZEK may currently not be exposed to as a stand-alone company. As a result, the market price of James Hardie’s ordinary shares may fluctuate significantly following completion of the merger. For a discussion of the businesses of James Hardie and AZEK and of some important factors to consider in connection with those businesses, see the documents and information included in, incorporated by reference to and included as annexes to this proxy statement/prospectus. See “Where You Can Find More Information.”
The market price of James Hardie’s ordinary shares may decline as a result of the merger, including as a result of some AZEK stockholders adjusting their portfolios.
The market price of James Hardie’s ordinary shares may decline as a result of the merger if, among other things, the operational cost savings estimates in connection with the integration of James Hardie’s and AZEK’s businesses are not realized, the transaction costs related to the merger are greater than expected, or the financing related to the merger is on unfavorable terms. The market price also may decline if James Hardie does not achieve the anticipated benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or market participants or if the effect of the merger on James Hardie’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts or market participants.
In addition, sales of James Hardie ordinary shares after the completion of the merger may cause the market price of James Hardie ordinary shares to decrease. Many AZEK stockholders may decide not to hold, and may promptly sell, the James Hardie ordinary shares they receive in the merger. Some AZEK stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell, in some cases promptly following the merger, the James Hardie ordinary shares that they receive in the merger. Such sales of James Hardie ordinary shares could have the effect of depressing the market price for James Hardie ordinary shares.
Any of these events may make it more difficult for James Hardie to sell equity or equity-related securities, dilute your ownership interest in James Hardie and have an adverse impact on the price of James Hardie ordinary shares.
Changes to U.S. or other countries’ trade policies and tariff and import/export regulations or failure to comply with such regulations may have an adverse effect on James Hardie’s business, financial condition and results of operations.
Changes in trade policies and regulations, including trade restrictions, tariffs or quotas, embargoes, sanctions and countersanctions, safeguards or customs restrictions, by the United States government or other countries’ governments, could require changes to James Hardie’s conduct of business, adversely affect James Hardie’s margins and its relationships with customers, vendors and associates and otherwise adversely affect James Hardie’s business, financial condition and results of operations. Such changes may increase the complexity of compliance with applicable trade regulations and increase the risk that a failure to comply with such regulations would have an adverse effect on James Hardie’s business, financial condition and results of operations.
Recently announced U.S. tariffs, if maintained, and the potential escalation of trade disputes could adversely affect James Hardie’s revenue and expenses. The extent and duration of the tariffs and their impact on general economic conditions and on the business of James Hardie are uncertain and depend on various factors, such as the outcome of any negotiations between the United States government and governments of affected countries, the responses of other countries to actions taken by the United States and any exemptions or exclusions that may be granted. Further, actions taken to adapt to new tariffs or trade restrictions may require James Hardie to modify its operations, which could be time-consuming and expensive.
James Hardie’s maintenance of two exchange listings may adversely affect liquidity in the market for James Hardie ordinary shares and result in differences in the trading prices of James Hardie ordinary shares and James Hardie CUFS between the two exchanges.
Trading in James Hardie ordinary shares on the NYSE and James Hardie CUFS on the ASX will take place in different currencies (U.S. dollars on the NYSE and Australian dollars on the ASX) and at different times (resulting from the differences in time zones, trading hours and trading days for the NYSE and the ASX). The trading prices of James Hardie ordinary shares and James Hardie CUFS on these two exchanges may at times differ due to these and other factors. Any decrease in the price of James Hardie ordinary shares on the NYSE could cause a decrease in the trading price of James Hardie CUFS on the ASX and vice versa.

The benefits James Hardie expects from the dual listing on the NYSE and the ASX, including increased liquidity, increased visibility among investors and increased access to investors who may be able to hold listed shares in Australia but not in the United States, and vice versa, may not be realized or, if realized, may not be sustained, and the costs associated with the dual listing may ultimately outweigh the associated benefits.
Irish law differs from the laws in effect in the United States and may afford less protection to James Hardie shareholders.
There is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against James Hardie or James Hardie directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against James Hardie or those persons based on those laws. The United States and Ireland do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, and, accordingly, common law rules apply in determining whether a judgment obtained in a U.S. court is enforceable in Ireland. Although there are processes under Irish law for enforcing a judgment of a U.S. court, including by seeking summary judgment in a new action in Ireland, those processes are subject to certain established principles and conditions, and there can be no assurance that an Irish court would enforce a judgment of a U.S. court in this way and thereby impose civil liability on James Hardie or James Hardie directors or officers.
As an Irish company, James Hardie is governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company are generally owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.
Any attempts to acquire James Hardie will be subject to the Irish Takeover Rules and subject to the supervisory jurisdiction of the Irish Takeover Panel, and the James Hardie Board may be limited by the Irish Takeover Rules in its ability to defend against an unsolicited takeover attempt.
James Hardie is subject to the Irish Takeover Rules, which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish public limited companies listed on certain stock exchanges, including the NYSE and the ASX. The Irish Takeover Rules, to which James Hardie is subject, are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field. Under the Irish Takeover Rules, James Hardie is not permitted to take certain actions that might “frustrate” an offer for James Hardie ordinary shares once the James Hardie Board has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of James Hardie shareholders or the consent of the Irish Takeover Panel. These requirements under the Irish Takeover Rules could limit the ability of the James Hardie Board to take defensive actions even if it believes that such defensive actions would be in James Hardie’s best interests or the best interests of James Hardie shareholders.
The operation of the Irish Takeover Rules or provisions of the James Hardie Constitution could affect the ability of certain parties to acquire James Hardie ordinary shares.
The operation of the Irish Takeover Rules or provisions of the James Hardie Constitution could delay, defer or prevent a third party from acquiring James Hardie or otherwise adversely affect the price of James Hardie ordinary shares.
For example, the Irish Takeover Rules provide that if an acquisition of James Hardie ordinary shares were to increase the aggregate holding of the acquirer and persons acting in concert with the acquirer (its “concert parties”) to a number of James Hardie ordinary shares that represents 30% or more of the voting rights of James Hardie, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding James Hardie ordinary shares at a price not less than the highest price paid for James Hardie ordinary shares by the acquirer or its concert parties during the previous 12 months.

This requirement would also be triggered by an acquisition of James Hardie ordinary shares by a person holding (together with its concert parties) James Hardie ordinary shares that represent between 30% and 50% of the voting rights in James Hardie if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12-month period.
Under the Irish Takeover Rules, certain separate concert parties will be presumed to be acting in concert. The James Hardie Board and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who holds 20% or more of James Hardie.
The application of these triggering thresholds and presumptions may result in restrictions upon the ability of any of the concert parties or members of the James Hardie Board to acquire more of James Hardie’s securities, including under the terms of any executive incentive arrangements. Accordingly, the application of the Irish Takeover Rules may frustrate the ability of certain of James Hardie’s shareholders and directors to acquire James Hardie ordinary shares.
Additionally, the James Hardie Constitution provides (1) for an advance notice procedure of at least 30 business days for shareholder proposals to be brought before the annual general meeting, including proposed nominations of persons for election to the James Hardie Board and (2) that the James Hardie Board may fill vacancies on the James Hardie Board in certain circumstances.
These provisions may discourage potential attempts at a takeover of James Hardie, discourage bids for James Hardie ordinary shares at a premium over the market price or adversely affect the market price of, and the voting and other rights of the holders of, the James Hardie ordinary shares. These provisions could also discourage proxy contests and make it more difficult for James Hardie shareholders to elect directors other than the candidates nominated by the James Hardie Board. See the section of this proxy statement/prospectus entitled “Description of James Hardie Ordinary Shares” for additional information on the anti-takeover measures that may be applicable to James Hardie.
There may be less publicly available information concerning James Hardie than there is for issuers that are not foreign private issuers (such as AZEK), because James Hardie, as a foreign private issuer, is exempt from a number of rules under the Exchange Act, is permitted to file less information with the SEC than issuers that are not foreign private issuers and is permitted to follow home country practice in lieu of the listing requirements of the NYSE, subject to certain exceptions.
As a foreign private issuer under the Exchange Act, James Hardie is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, James Hardie is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the James Hardie Board and James Hardie’s officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning James Hardie than there is for companies the securities of which are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by James Hardie in accordance with Irish law, which may differ in scope, substance or timing from such disclosure requirements under the Exchange Act.
Furthermore, as a foreign private issuer, James Hardie is also permitted, and intends to continue, to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the NYSE for domestic U.S. issuers.
James Hardie’s status as a foreign private issuer is determined annually as of the last business day of its second fiscal quarter and will next be determined as of September 30, 2025. If it were to lose its status as a foreign private issuer, James Hardie would no longer be exempt from the Exchange Act rules and NYSE listing rules described above. Among other things, beginning on April 1, 2026, James Hardie would be required to file periodic and current reports as if it were a company incorporated in the United States, which, among other things, would result in increased compliance and reporting costs.
Accordingly, if James Hardie remains a foreign private issuer after the merger, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the NYSE corporate governance requirements. For a discussion of James Hardie’s corporate governance practices, please see the section of this proxy statement/prospectus entitled “Comparison of Shareholder / Stockholder Rights.”
The combined company will be subject to risks related to taxation in multiple jurisdictions, including changes to tax law, interpretation or practice, or terms of tax treaties, in such jurisdictions.
The combined company will operate in multiple jurisdictions and pay tax on its income according to the tax laws of these jurisdictions. Various factors, including factors beyond the combined company’s control, will determine the combined company’s effective tax rate. The primary drivers of the combined company’s effective tax rate will be the tax rates of the jurisdictions in which the company operates, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which gives rise to interest expense on external debt and intra-group debt, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change, and which could result in a material increase in the combined company’s effective tax rate. Such changes to the combined company’s effective tax rate could also materially adversely affect its financial position, liquidity, results of operations and cash flows.
Tax laws are dynamic and subject to change as new or revised laws and treaties are passed and new or different interpretations are issued or applied. Due to the nature of James Hardie’s and AZEK’s historic operations and the combined company’s planned future operations, the combined company will be exposed to potential tax risks in a number of jurisdictions, including Ireland, the United States, Australia, New Zealand, the Netherlands and various other parts of Europe. For example, many countries are actively considering making changes to existing tax laws and treaties, which changes could alter or increase the combined company’s tax obligations, could materially affect the combined company’s business, financial condition or results of operations and could potentially have a material adverse impact on holders of James Hardie ordinary shares.
Exposure to additional tax liabilities due to audits and reviews could materially adversely affect the combined company’s business.
Due to James Hardie’s size and the nature of its business, James Hardie is, and the combined company will be, subject to ongoing audits and reviews by authorities, including the U.S. Internal Revenue Service (the “IRS”), the Australian Taxation Office in Australia, the Office of the Revenue Commissioners in Ireland, and other taxing authorities, on various tax matters, including challenges to various positions asserted on income tax and withholding tax returns. In line with James Hardie’s current practices, the combined company will accrue for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which the combined company will update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate.
The combined company will record additional tax expense in the period in which the combined company determines that the recorded tax liability is less than the ultimate assessment it expects. The amounts ultimately paid on resolution of reviews by taxing authorities could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect the combined company’s financial position, liquidity, results of operations and cash flows.
The IRS could determine that the combined company is not eligible for benefits under the U.S.-Ireland Income Tax Treaty, which could expose the combined company to significantly increased taxes.
Tax benefits are available under the U.S.-Ireland Income Tax Treaty to U.S. and Irish taxpayers that qualify for those benefits. The combined company’s eligibility for benefits under the U.S.-Ireland Income Tax Treaty will be determined on an annual basis, and the combined company could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that the combined company is not eligible for benefits under the U.S.-Ireland Income Tax Treaty, the combined company may not qualify for treaty benefits. As a result, the combined company’s effective tax rate could significantly increase and we could be subject to a 30% U.S. withholding tax rate on payments of interest and dividends from the combined company’s U.S. subsidiaries (including AZEK and its subsidiaries) to the combined company’s Irish resident subsidiaries.
In line with James Hardie’s current position, the combined company will take the position that interest and dividends paid by the combined company’s U.S. subsidiaries to the combined company’s Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the U.S.-Ireland Income Tax

Treaty. The combined company will take the position that, under the limitation on benefits (“LOB”) provision of the U.S.-Ireland Income Tax Treaty, no U.S. withholding tax applies to interest, and 5% withholding tax applies to dividends, that the combined company’s U.S. subsidiaries pay to the combined company’s Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced U.S. withholding tax rates and other treaty benefits, all of which the combined company will take the position are satisfied. If, however, the combined company does not qualify for benefits under the U.S.-Ireland Income Tax Treaty, those payments of interest and dividends would be subject to a 30% U.S. withholding tax.
The combined company’s eligibility for benefits under the U.S.-Ireland Income Tax Treaty is determined on an annual basis and the combined company could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that the combined company is not eligible for benefits under the U.S.-Ireland Income Tax Treaty, the combined company may not qualify for treaty benefits. As a result, the combined company’s effective tax rate could significantly increase beginning in the fiscal year that such determination is made and the combined company could be liable for taxes owing for that calendar year and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.
The IRS may not agree with the conclusion that the combined company is to be treated as a foreign corporation for U.S. federal income tax purposes following the merger or may assert that the combined company is subject to certain adverse consequences for U.S. federal income tax purposes.
A corporation organized under non-U.S. law, such as James Hardie, is generally treated as a foreign corporation for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for U.S. federal income tax purposes, or may otherwise be subject to certain unfavorable U.S. federal income tax rules, depending on its ownership structure following an acquisition by it of a U.S. corporation.
Based on the percentage of James Hardie ordinary shares to be received by AZEK stockholders in the merger and current law, the combined company does not currently expect Section 7874 of the Code to apply so as to cause it to be treated as a U.S. corporation or otherwise subject the combined company to certain unfavorable tax rules for U.S. federal income tax purposes. However, the ownership of the combined company for purposes of Section 7874 of the Code must be finally determined after the merger, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and subject to change. Accordingly, there can be no assurance that the IRS would not assert that the combined company should be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise should be subject to certain unfavorable tax rules pursuant to Section 7874 of the Code, or that any such assertion would not be sustained by a court.
Holders should consult their tax advisors regarding the potential application of Section 7874 of the Code and the applicable Treasury Regulations promulgated thereunder to the merger.
Following the merger, a transfer of James Hardie ordinary shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.
Transfers of James Hardie ordinary shares effected by means of the transfer of book-entry interests through DTC should not generally be subject to Irish stamp duty. However, a transfer of James Hardie ordinary shares other than by means of the transfer of book-entry interests through DTC (including a transfer of James Hardie CUFS, whether off-market and evidenced in writing or through the CHESS system) will generally be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is primarily a legal obligation of the transferee; however, in the case of electronic transfers of CHESS depositary interests through the CHESS system, no Irish stamp duty will be collected on such transfers unless and until such time as a collection and administration process has been determined by the Irish Revenue (as defined in “U.S. Federal Income and Irish Tax Considerations—Irish Tax Considerations”). The potential for Irish stamp duty could adversely affect the price of James Hardie ordinary shares.
In certain limited circumstances, dividends paid by James Hardie may be subject to Irish dividend withholding tax.
In certain limited circumstances, Irish dividend withholding tax (“DWT”) (currently at a rate of 25%) may arise in respect of any dividends paid on James Hardie ordinary shares. A number of exemptions from DWT exist such that James Hardie shareholders resident in the United States, the United Kingdom, an EU or European Economic Area member state, Australia or another country with which Ireland has a double tax treaty may be entitled to exemptions from DWT.
A submission will be made to Irish Revenue to confirm that James Hardie shareholders resident in the United States that hold their James Hardie ordinary shares through DTC will not be subject to DWT, provided the addresses of the beneficial owners of such James Hardie ordinary shares in the records of the brokers holding such shares are recorded as being in the United States (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by James Hardie). U.S. resident James Hardie shareholders that hold their James Hardie ordinary shares outside of DTC and shareholders resident in certain other countries (irrespective of whether they hold their James Hardie ordinary shares through DTC or outside of DTC) generally should not be subject to DWT, provided that the beneficial owners of such James Hardie ordinary shares have furnished completed and valid DWT forms or an IRS Form 6166, as appropriate, to the qualifying intermediary or transfer agent or brokers (and such brokers have further transmitted the relevant information to the qualifying intermediary or transfer agent). However, other James Hardie shareholders may be subject to DWT, which could adversely affect the price of their James Hardie ordinary shares.
Please see the section of this proxy statement/prospectus entitled “U.S. Federal Income and Irish Tax Considerations—Irish Tax Considerations—Dividend Withholding Tax” for further details on available exemptions from DWT.
Creation of additional distributable reserves of James Hardie upon the capitalization of any merger reserve would require approvals.
Under Irish law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves.” Creation of additional distributable reserves of James Hardie upon the capitalization of any merger reserve or like reserve resulting from the merger would require a reduction in James Hardie’s share premium account and the approval of the Irish High Court and James Hardie shareholders. If James Hardie were to seek to carry out a capital reduction in this manner following completion of the merger, it is not aware of any reason why the Irish High Court would not approve the creation of such distributable reserves; however, the issuance of the required order is a matter for the discretion of the Irish High Court. There would also be no guarantee that the required approvals by James Hardie shareholders would be obtained.
In the event that additional distributable reserves of James Hardie are not created, no distributions by way of dividends, share repurchases or redemptions or otherwise will be permitted under Irish law unless sufficient distributable reserves (including from its business activities) already exist or have otherwise been created by James Hardie.
Other Risk Factors
James Hardie’s and AZEK’s businesses are and will be subject to the risks described above. In addition, James Hardie and AZEK are, and will continue to be, subject to the risks described in, as applicable, (i) the James Hardie annual report on Form 20-F for the fiscal year ended March 31, 2025, which is filed with the SEC and incorporated by reference into this proxy statement/prospectus, and (ii) the AZEK annual report on Form 10-K for the fiscal year ended September 30, 2024, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and included as annexes to this proxy statement/prospectus. See “Where You Can Find More Information.”

PARTIES TO THE MERGER
AZEK
The AZEK Company Inc., or AZEK, is an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable outdoor living products, including TimberTech® decking and railing, Versatex® and AZEK® Trim, and StruXure® pergolas. AZEK’s predecessor was formed on August 15, 2013, and, in connection with AZEK’s initial public offering, AZEK became a Delaware corporation and changed its name to The AZEK Company Inc. on June 11, 2020. AZEK operates highly automated manufacturing and recycling facilities across the United States, including principal locations in Ohio, Pennsylvania and Idaho.
AZEK operates in two reportable segments: Residential and Commercial. AZEK’s Residential segment serves the high-growth outdoor living sector by offering products that inspire consumers to design outdoor spaces tailored to their individual lifestyles. AZEK’s innovative outdoor living and home exterior products, including decking, railing, exterior trim, siding and cladding, pergolas and cabanas and accessories, are sold under TimberTech, AZEK Exteriors, VERSATEX, ULTRALOX®, StruXure® and INTEX® brands. AZEK’s Commercial segment addresses demand for sustainable, low-maintenance privacy and storage solutions primarily for schools, stadium arenas and recreational and commercial facilities. On November 1, 2023, AZEK divested the Vycom business, which was within the Commercial segment.
AZEK’s principal executive offices are located at 1330 W. Fulton St., Suite 350, Chicago, Illinois 60607, and its telephone number is (877) 275-2935. AZEK’s website address is www.azekco.com. Information contained on AZEK’s website does not constitute part of this proxy statement/prospectus.
AZEK common stock is currently listed on the NYSE under the symbol “AZEK.” Additional information about AZEK is included in documents included as annexes to this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”
James Hardie
James Hardie Industries plc is a leading producer and marketer of high-performance fiber cement, and in Europe, fiber gypsum building solutions. James Hardie markets its fiber cement products and systems under the HardieTM brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding and HardieTM Architectural Collection. James Hardie is also a market leader in the European premium timber frame and dry lining business.
James Hardie has three operating segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. The North America Fiber Cement segment manufactures fiber cement exterior siding products, interior linings and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and sold in Australia and New Zealand. The Europe Building Products segment includes fiber gypsum and cement-bonded boards manufactured in Europe, and fiber cement board and panel manufactured in the United States that is sold in Europe.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland and its telephone number is +353 1411 6924. James Hardie’s website address is www.jameshardie.com. Information contained on James Hardie’s website does not constitute part of this proxy statement/prospectus.
James Hardie CUFS are currently listed on the ASX under the symbol “JHX,” and James Hardie ADSs are listed on the NYSE under the symbol “JHX.” Additional information about James Hardie is included in documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”
Juno Merger Sub Inc.
Juno Merger Sub Inc., an indirect wholly owned subsidiary of James Hardie, is a Delaware corporation incorporated on March 21, 2025, for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Merger Sub are located at c/o James Hardie Building Products Inc., 303 East Wacker Drive, Chicago, Illinois 60601 and its telephone number is (312) 723-6439.

THE MERGER
The following is a discussion of the merger between James Hardie and AZEK. The description of the merger agreement in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which as amended through the date hereof is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about James Hardie or AZEK. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings James Hardie and AZEK make with the SEC that are incorporated by reference into or included as annexes to this document, as described in the section entitled “Where You Can Find More Information.”
Background of the Merger
As part of AZEK’s ongoing consideration and evaluation of its long-term strategic goals and plans, the AZEK Board and members of AZEK’s senior management team regularly review, consider and assess AZEK’s operations, financial performance, future growth prospects and strategic plans and consider various strategic opportunities, taking into account various factors, including the business, competitive, regulatory, financing and economic environments and developments in AZEK’s industry. These reviews have included discussions of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives, as well as the potential benefits and risks of such potential opportunities compared to the risks and benefits of AZEK continuing to execute on its strategy as a standalone company.
On September 3, 2024, Mr. Jesse Singh, Chief Executive Officer and President of AZEK, had dinner with Mr. Aaron Erter, Chief Executive Officer of James Hardie, which dinner was organized at Mr. Erter’s request. During this dinner, Mr. Singh and Mr. Erter discussed the potential strategic rationale of a potential business combination between James Hardie and AZEK, although neither party discussed any specific terms for any potential transaction. Mr. Singh updated the AZEK Board on his dinner with Mr. Erter during a regularly scheduled meeting of the AZEK Board on September 10-11, 2024. The Board discussed the possibility of a potential business combination between James Hardie and AZEK in the context of AZEK’s long-term strategic objectives. The Board indicated its support for Mr. Singh to have further discussions with Mr. Erter regarding the potential strategic rationale of a combination.
On October 10, 2024, Mr. Singh and Mr. Erter met to discuss, on a preliminary basis, a potential transaction involving AZEK and James Hardie, specifically with respect to further assessing potential synergies that might be created as a result of a potential transaction, and no discussion was had as to what the price, timing or other terms of such a potential transaction would be.
On November 8, 2024, Mr. Erter sent Mr. Singh a non-binding, preliminary proposal for the combination of AZEK and James Hardie in a merger transaction pursuant to which existing AZEK stockholders would receive James Hardie ordinary shares at an exchange ratio that would result in James Hardie shareholders owning 66% of the combined company and AZEK stockholders owning the remaining 34% (the “November Proposal”). The November Proposal also indicated that James Hardie would establish a listing on the New York Stock Exchange in connection with the combination, in addition to its existing CDI listing on the Australian Stock Exchange (“ASX”), and that the board of directors of the combined company would be made up of existing James Hardie and AZEK directors, in proportion to their respective stockholders’ pro forma ownership of the combined company. The November Proposal proposed execution of a non-disclosure agreement and a detailed diligence process, and noted that, subject to consultation with the ASX, it did not anticipate any need for James Hardie stockholder approval under the ASX listing rules or otherwise.
On each of November 15, November 24 and December 10, 2024, the AZEK Board met to discuss the November Proposal, with members of AZEK senior management in attendance at all meetings and representatives of Goldman, Sachs & Co. LLC (“Goldman Sachs”), AZEK’s financial advisor, and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), its legal advisor, in attendance at the November 24 and December 10 meetings. During these meetings, the AZEK Board discussed the November Proposal with, and received input and analysis from, AZEK management and AZEK’s advisors. Representatives of Goldman Sachs reviewed its preliminary financial analyses regarding the financial terms of the potential transaction. At the December 10, 2024, meeting, the AZEK Board determined that, while it appreciated the strategic logic of a potential combination between AZEK and James Hardie, the November Proposal was insufficient to induce AZEK to commence negotiations and/or due diligence, and directed Mr. Singh to convey to James Hardie the AZEK Board’s view that, in order to merit engagement, AZEK would require an improved proposal, including, at a minimum, a greater implied aggregate value, and, in order to provide greater certainty of value to AZEK stockholders, a cash component. On December 11, 2024, Mr. Singh conveyed such message to Mr. Erter.
On January 9, 2025, Mr. Erter sent a revised non-binding proposal to Mr. Singh (the “January Proposal”), which proposed that James Hardie would acquire AZEK in a merger transaction, pursuant to which each share of AZEK common stock would be exchanged for $19.65 in cash and 1.1302 James Hardie ordinary shares. AZEK stockholders would own 28% of the combined company following the transaction, with James Hardie stockholders owning the remaining 72%. The January Proposal reiterated the same governance, listing and stockholder approval terms as were contained in the November Proposal.
On January 14, 2025, the AZEK Board met, with members of AZEK senior management and representatives of Goldman Sachs and Wachtell Lipton in attendance, to discuss the January Proposal. Representatives of Goldman Sachs summarized the January Proposal and reviewed its preliminary financial analysis of the financial terms of the January Proposal using AZEK’s standalone preliminary management projections. The AZEK Board discussed with its advisors and AZEK senior management such preliminary analysis, as well as the potential timeline for realization of synergies in such potential transaction and leverage ratios for the combined company. Following discussion, the AZEK Board determined that it would be in the best interests of AZEK and its stockholders to engage with James Hardie to determine whether a transaction at a compelling valuation could be achieved, and that, while the terms set forth in the January Proposal were insufficient, AZEK would be willing to engage in preliminary discussions and limited financial due diligence to support and validate James Hardie’s view of the value of AZEK and each party’s view of the potential synergies that could be achieved in such transaction. The AZEK Board directed Mr. Singh to convey the Board’s view to Mr. Erter, which he did in a telephone conversation on January 17, 2025.
On January 23, 2025, in order to facilitate confidential negotiations and the exchange of due diligence information, the parties entered into a mutual confidentiality agreement, which contained standstill provisions binding on both AZEK and James Hardie with standard fall-away rights and a “don’t ask, don’t waive” provision prohibiting the applicable party from requesting that it be released from the standstill restrictions (other than certain confidential requests to the other party’s board).
On January 27, 2025, representatives of the AZEK and James Hardie senior management teams, together with their respective third-party consultants who had been retained to assist in assessing potential synergies, met in person in the area of Chicago, Illinois. Representatives of the parties’ respective financial advisors also attended such meeting. During this meeting, each of AZEK and James Hardie made presentations during which they provided certain financial, operational and legal information, including with respect to long-term strategic plans and historical and projected financial performance. Over the course of the weeks of January 27, February 3, and February 10, 2025, the James Hardie and AZEK management teams continued to provide each other with financial and business due diligence information in order to evaluate potential synergies and financials for the combined company.
On February 1 and February 2, 2025, Mr. Singh and Mr. Erter spoke telephonically to discuss the progress that had been made during the management presentations and the exchange of due diligence information to date, and to identify further information needed in the next stage of due diligence.
On February 10, 2025, the parties entered into a so-called “clean team” confidentiality agreement providing for special procedures for reviewing and handling certain competitively sensitive information of James Hardie and AZEK provided to the other party and its representatives.
On February 17, 2025, Mr. Singh and Mr. Erter spoke telephonically about the ongoing due diligence efforts and the progress made by James Hardie’s and AZEK’s respective third-party consultants in assessing potential synergies. During this conversation, Mr. Erter indicated that he planned to discuss a potential revised proposal with the James Hardie Board, as well as James Hardie’s management team and advisors, following the completion of its preliminary due diligence on AZEK’s standalone plan and potential synergies.
On February 21, 2025, Mr. Erter called Mr. Singh to convey to AZEK a revised non-binding acquisition proposal pursuant to which each share of AZEK common stock would be exchanged for $26.45 in cash and

1.0039 James Hardie ordinary shares (the “February Proposal”). AZEK stockholders would own 25% of the combined company following the transaction, with James Hardie stockholders owning the remaining 75%. The terms of the February Proposal were also subsequently conveyed in a non-binding written proposal sent to Mr. Singh on the same date. The February Proposal reiterated the same governance, listing and approval terms as were contained in the January Proposal, and indicated that James Hardie was willing to complete remaining due diligence reviews on an expedited basis in parallel with negotiating the requisite legal documentation. During this conversation, Mr. Erter indicated that the financial terms of the February Proposal were the maximum, or very near to the maximum, that James Hardie would be willing to offer. Mr. Singh informed Mr. Erter that he would review the terms of the February Proposal with the AZEK Board.
On February 27, 2025, the AZEK Board met, with members of AZEK senior management and representatives of Goldman Sachs and Wachtell Lipton in attendance, to discuss the February Proposal. During this meeting, representatives of Goldman Sachs reviewed its preliminary financial analyses of AZEK and the financial terms of the February Proposal, and the AZEK Board discussed such analyses. The management team and representatives of AZEK’s third-party consulting firm who had been retained in order to assess potential synergies also discussed with the AZEK Board findings regarding the potential cost and commercial synergies that could be achieved in a potential transaction between AZEK and James Hardie, which potential synergy opportunities appeared to be substantial, and well-above-average relative to relevant precedent transactions in AZEK’s industry of which the AZEK Board was aware. The AZEK Board also considered the potential (given potential synergies, strategic considerations, and other factors including those described under “AZEK Board of Directors’ Recommendation and Reasons for the Merger”), for a combination with James Hardie to generate more value for AZEK stockholders, with a higher probability of achievement over time, than AZEK on a stand-alone basis. Following discussion of the foregoing matters, the AZEK Board determined that it would be in the best interest of AZEK and its stockholders for AZEK to engage fully with James Hardie in order to seek to achieve a transaction with James Hardie, subject to final approval by the AZEK Board prior to entry into any definitive agreement. Believing, based on the interactions between the two companies’ senior executives and between their respective advisors, that the financial terms of the February Proposal were at or very close to the maximum that James Hardie would be able or willing to offer, the AZEK Board directed Mr. Singh to speak to Mr. Erter and seek an additional $1.00 per share increase in the consideration that AZEK stockholders would receive in a potential transaction, and directed Mr. Singh to, in such conversation, highlight AZEK’s focus on closing certainty and coming to alignment on social issues, including retention of AZEK employees. Later on February 27, Mr. Singh contacted Mr. Erter telephonically and informed him of the AZEK Board’s position with respect to the February Proposal. Mr. Erter indicated on such call that James Hardie likely would be able to agree to the requested $1.00 per share increase in the aggregate merger consideration received by AZEK stockholders, but that such increase likely would be reflected solely in the stock portion of the consideration, by an increase to the exchange ratio. Later on the same date, Mr. Erter sent to Mr. Singh electronic confirmation of the agreement that James Hardie would agree to increase the economic terms reflected in the February Proposal such that each share of AZEK common stock would be exchanged for $26.45 in cash and 1.0340 James Hardie ordinary shares.
On March 3 and March 4, 2025, the AZEK Board held regularly scheduled meetings, during which the AZEK Board discussed various topics unrelated to the potential transaction and received an update from AZEK senior management on the status of ongoing due diligence and next steps related to a potential transaction.
On March 3, 2025, Mr. Singh and Mr. Erter met in person, during which they discussed progress that had been made related to the potential transaction, the proportion of directors AZEK would be entitled to designate on the combined company board, as well as the anticipated communications strategy for announcement of a potential transaction, given the need to announce in both the Australian and U.S. markets. Mr. Singh told Mr. Erter that Mr. Hendrickson would call Mr. Erter to discuss combined company board matters further.
On March 5, 2025, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) provided Wachtell Lipton with a draft form of merger agreement. Thereafter, through March 23, 2025, members of AZEK and James Hardie’s respective management teams, with the assistance of Skadden and Wachtell Lipton, negotiated the terms of the merger agreement and related documentation.

On March 9, 2025, Gary Hendrickson, Chair of the AZEK Board, and Mr. Erter had a telephonic discussion during which they discussed the status of the ongoing negotiations related to the potential transaction, including which skill sets would be most additive to the combined company board. It was agreed that specific board member discussion would be deferred to a future discussion between Mr. Hendrickson and Ms. Anne Lloyd, the Chair of the James Hardie Board.
On March 10 and March 12, 2025, Mr. Singh and Mr. Erter spoke telephonically and in person, respectively, to discuss progress to date on the potential transaction, including ongoing diligence efforts, as well as a potential timeline for competing diligence and negotiations and announcing a transaction.
On March 13, 2025, Mr. Hendrickson spoke telephonically with Ms. Lloyd. This conversation focused primarily on the composition of the combined company board of directors at the closing of the transaction.
In March 2025, Gilbert + Tobin, Australian legal counsel to James Hardie, submitted an application with ASX that sought confirmation from ASX that the potential transaction between James Hardie and AZEK would not require approval by the James Hardie stockholders under ASX Listing Rules 11.1.2 and 11.1.3, as well as an in-principle waiver of ASX Listing Rule 7.1 for the requirement to obtain James Hardie stockholder approval for the proposed issuance of James Hardie ordinary shares in connection with the potential transaction. James Hardie received confirmation from the ASX on March 12 and March 21, 2025 that the requested confirmations and waivers under the ASX rules had been granted.
On March 19, 2025, Ms. Lloyd and Mr. Hendrickson discussed which members of the AZEK Board would join the board of the combined company at the closing of the merger.
On March 20, 2025, Ms. Lloyd confirmed to Mr. Hendrickson that James Hardie was in agreement that the members of the AZEK Board who would join the board of the combined company at the closing of a merger would be Mr. Singh, Mr. Hendrickson and Howard Heckes. Also on March 20, 2025, Goldman Sachs provided AZEK with a customary disclosure letter that was subsequently provided to the AZEK Board, which included information related to certain of Goldman Sachs’ current and prior relationships with AZEK and James Hardie.
On March 22, 2025, the AZEK Board met, with members of AZEK’s senior management team and representatives of Goldman Sachs and Wachtell Lipton in attendance, to consider and discuss the proposed transaction. During the meeting, Mr. Singh and Mr. Hendrickson provided the AZEK Board with an update on the status of the negotiations of the proposed transaction. Representatives of Wachtell Lipton reviewed with the AZEK Board its fiduciary duties under Delaware law, reviewed the due diligence that had been conducted by AZEK’s management team and advisors and summarized the final negotiated terms and conditions of the merger agreement, including various employee compensation and retention matters during the pre-closing period related to the proposed transaction. At the request of the AZEK Board, representatives of Goldman Sachs then reviewed its financial analyses of the financial terms of the proposed transaction. The AZEK Board discussed AZEK’s standalone management projections (see “Certain Unaudited Prospective Financial Information—AZEK Projections”), as well as how such projections might be affected under various future scenarios. Following this review, at the request of the AZEK Board, Goldman Sachs rendered its oral opinion to the AZEK Board, which was subsequently confirmed by delivery of its written opinion, dated as of March 23, 2025, which is attached hereto as Annex B, that, as of such date, and based upon and subject to the various limitations, qualifications and assumptions and other matters set forth therein, the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock to be paid to holders (other than James Hardie and its affiliates) of shares of AZEK common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. Members of AZEK senior management also reviewed the proposed communications plan for the announcement of the proposed transaction. Following discussion, including as to the matters referred to below under “AZEK Board of Directors’ Recommendation and Reasons for the Merger,” the AZEK board unanimously (i) approved the merger agreement and the transactions contemplated thereby, including the merger, (ii) declared and determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of AZEK and the AZEK stockholders, in each case upon the terms and subject to the conditions set forth in the merger agreement, (iii) directed that the adoption of the merger agreement be submitted to a vote of the holders of AZEK common stock and (iv) recommended that the AZEK stockholders adopt the merger agreement. The AZEK Board then directed members of AZEK senior management and its advisors to finalize the transaction documentation and prepare for public announcement of the merger.

Shortly thereafter, on March 23, 2025, James Hardie and AZEK finalized and executed the merger agreement and the other definitive documentation on the terms approved by the AZEK Board and the James Hardie Board.
In the evening of March 23, 2025, the parties issued a joint press release announcing the execution of the merger agreement.
AZEK Board of Directors’ Recommendation and Reasons for the Merger
On March 22, 2025, the AZEK Board unanimously (i) approved the merger agreement and the transactions contemplated thereby, including the merger, (ii) declared and determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of AZEK and its stockholders, in each case upon the terms and subject to the conditions set forth in the merger agreement, (iii) directed that the merger proposal be submitted to a vote of AZEK stockholders and (iv) recommended that the AZEK stockholders vote “FOR” the merger proposal.
In evaluating the merger agreement and the transactions contemplated thereby, the AZEK Board consulted with AZEK’s management and legal and financial advisors and considered a number of factors, including the following (which are not necessarily listed in order of relative importance and are not exhaustive):
•
Valuation and mix of stock and cash merger consideration: The AZEK Board’s belief that the merger consideration represented compelling valuation, particularly relative to the value that could reasonably be expected to be obtained from AZEK’s stand-alone plan and other alternatives available to AZEK, and an attractive mix of immediate liquidity at a premium valuation and the opportunity to participate in future earnings, growth and share price appreciation of the combined company, including due to the following considerations:

•
The fact that the implied value of the merger consideration of $56.88 based on the closing price of AUD$46.80 per share of James Hardie’s CDI listing on the ASX on March 21, 2025 (the last trading day prior to the AZEK Board meeting to approve the merger agreement) represented:

•	a 37% premium to AZEK’s closing price on March 21, 2025;
•	a 26% premium to AZEK’s volume-weighted average price (“VWAP”) over the thirty (30) trading days prior to March 21, 2025;
•	a 21% premium to AZEK’s VWAP over the sixty (60) trading days prior to March 21, 2025; and
and that such implied value of the merger consideration implied an enterprise-value-to-adjusted-
EBITDA multiple that was significantly above precedent transactions in AZEK’s industry of which the AZEK Board was aware.
•
Opinion of Goldman Sachs: The opinion of Goldman Sachs, dated March 23, 2025, to the AZEK Board that as of such date, and based upon and subject to the various limitations, qualifications and assumptions and other matters set forth therein, the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock to be paid to holders (other than James Hardie and its affiliates) of shares of AZEK common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below in the section of this proxy statement/prospectus entitled “The Merger—Opinion of AZEK’s Financial Advisor.”

•
That approximately 53% of the merger consideration is in the form of James Hardie ordinary shares, with the result that AZEK stockholders own, in the aggregate, approximately 26% of the outstanding James Hardie ordinary shares immediately following consummation of the merger, and that accordingly, AZEK stockholders who retain their James Hardie shares have the opportunity to participate in the future earnings, growth and share price appreciation of the combined company, an opportunity which the AZEK Board considered to be attractive for the reasons discussed below under “Strategic considerations and synergies”.

•
That approximately 47% of the merger consideration is in the form of cash, which provides certainty of value and immediate liquidity at a premium valuation for a significant portion of the merger consideration.

•
Strategic considerations and synergies: The AZEK Board’s belief that the combined company, and accordingly the James Hardie ordinary shares that will be received by the AZEK stockholders as part of the merger consideration, will benefit from the merger in a number of ways, including in the near and long term from the anticipated synergies, operational efficiencies and future growth opportunities, including due to the following considerations:

•
Creation of leading products growth platform: The AZEK Board’s belief that the merger will create a leading exterior and outdoor living building products growth platform with efficient scale and profitability supported by leading brands, thereby creating opportunities for future growth for the combined company.

•
Complementary businesses: The complementary nature of the products, services, customers and geographies of AZEK and James Hardie, and the expected impact on the combined company’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, including the information obtained through due diligence, the AZEK Board considered its assessment that AZEK’s business, operations, risk profile, product offerings and geographic footprint complement those of James Hardie, and that the merger would result in a combined company with a more efficient scale and broader geographic presence than AZEK on a stand-alone basis, which would be able to serve an expanded customer base and be positioned for continued growth and investment, and provide the opportunity to mitigate risks and have increased likelihood of higher potential returns.

•
Scale: The AZEK Board’s expectation that the combined company will have enhanced scale, resiliency, balance sheet strength, free cash flow to fund future growth, and improved ability to access the capital markets on more favorable terms, which would allow the combined company to be more competitive in capturing strategic opportunities and to fund additional research and development and innovation capabilities, and that the combined company would therefore be more likely to create greater stockholder value under a wider range of scenarios compared to AZEK on a stand-alone basis.

•
Synergies: The AZEK Board’s expectation, based on extensive work assisted by its outside experts, that the merger would result in significant cost and revenue synergies to the combined company, which synergies were projected to result in $328 million of additional run-rate adjusted EBITDA for the combined company within three years following the closing of the merger. The commercial synergies are underpinned by significant wallet share opportunities in each of AZEK and James Hardie’s existing contractor network and customer base, as well as enhanced offerings, broader geographic penetration and national footprint across North America. The AZEK Board considered that the potential synergy opportunities appeared to be substantial, and well-above-average relative to relevant precedent transactions in AZEK’s industry of which the AZEK Board was aware.

•
Positive effect on pro forma earnings per share: The AZEK Board’s expectation that the merger will be accretive to the combined company’s earnings per share in the first full fiscal year after the closing of the merger.

•
Cultural fit: The AZEK Board’s belief that AZEK and James Hardie share similar cultures and that such complementary cultures would facilitate the successful completion of the merger and integration following the consummation of the merger, which the AZEK Board believes will also increase the likelihood that the expected synergies are realized quickly and effectively.

•
History of negotiations: The fact that the AZEK Board negotiated vigorously with James Hardie with respect to the merger consideration and the other terms of the merger agreement, including obtaining multiple price increases from James Hardie’s original proposal of an all-stock merger with little-to-no associated premium, and the AZEK Board’s belief, based on the history of negotiations and the interactions between the two companies’ senior executives and between their respective advisors, that the merger consideration represented the maximum value, or very close to the maximum value that James Hardie was willing to pay.
•
Continuing influence: The provisions of the merger agreement providing that, upon closing, the combined company’s board of directors would include three current AZEK directors: Jesse Singh (AZEK’s Chief Executive Officer and President), Gary Hendrickson (the Chairman of the AZEK Board) and Howard Heckes, which the AZEK Board believed would enhance the likelihood that the strategic benefits that AZEK expects the combined company to achieve would be realized.

•
Current conditions: The understanding of the AZEK Board of the current and prospective environment in which AZEK and James Hardie operate, including economic conditions, increased volatility in the credit, financial and stock markets, geopolitical risks, interest rate increases, tariffs, supply chain and freight costs, global pricing trends and the current and potential impact of these conditions in the near and long term on AZEK’s industry and the trading price of AZEK’s common stock.

•
Other strategic alternatives: The assessment of the AZEK Board, grounded in decades of industry experience and a deep understanding of AZEK’s and its competitors’ businesses, of the operating environment and AZEK’s stand-alone prospects and the opportunities, risks and challenges presented thereby, as well as an assessment of other strategic alternatives available to AZEK for enhancing value over the long term, including that AZEK operates in an industry with growing competitors, the accelerating pace of technological change in AZEK’s industry, and the AZEK Board’s belief, based upon such assessment, that the proposed merger offered greater benefits, with reduced risks, as compared to the value that could reasonably be expected to be obtained from AZEK’s stand-alone plan and other alternatives available to AZEK.

•	Likelihood of closing: The likelihood that the merger would be completed (as well as the associated timeline) based on, among other things (and not in any relative order of importance):
•	the absence of a financing condition of any kind in the merger agreement;
•
the fact that a wholly owned subsidiary of James Hardie obtained committed debt financing to fund the cash component of the merger consideration, the repayment of all or a portion of the debt outstanding under AZEK and its subsidiaries’ debt facilities and certain other costs relating to the consummation of the merger;

•	the fact that no James Hardie shareholder vote will be required to complete the merger;
•	the likelihood and anticipated timing of obtaining HSR Approval – for more information, see the section entitled “The Merger—Regulatory Approvals”; and
•
AZEK’s ability, under certain circumstances pursuant to the merger agreement, to seek specific performance to prevent breaches of the merger agreement and specifically enforce the terms of the merger agreement.

•	Merger agreement terms: The terms of the merger agreement, including:
•
James Hardie’s obligations under the merger agreement to use reasonable best efforts, including James Hardie’s affirmative obligation to litigate and agree to certain divestitures if necessary to obtain HSR Approval;

•
AZEK’s ability to receive, consider and respond to unsolicited competing proposals, including to furnish information and conduct negotiations with third parties under certain circumstances subject to the terms specified in the merger agreement; and

•
the AZEK Board’s ability to effect an Adverse Recommendation and to terminate the merger agreement, in certain circumstances, subject to the applicable procedures, terms and conditions set forth in the merger agreement (including, if applicable, the payment of the termination amount) – for more information, see the sections entitled “The Merger—The AZEK Board Recommendation; Adverse Recommendation Change” and “The Merger—Termination of the Merger Agreement.”

•
Appraisal rights: The fact that AZEK stockholders who do not vote to adopt the merger agreement have the right to demand appraisal of their shares of AZEK common stock in accordance with the procedures of Section 262 of the DGCL.

In the course of its deliberations, the AZEK Board also considered a number of uncertainties, risks and other countervailing factors relating to entering into the merger agreement and the merger, and concluded that the anticipated benefits of the merger was likely to substantially outweigh these risks. These potential risks include (not necessarily in order of relative importance):
•
Value of merger consideration: The fact that the exchange ratio provides for a fixed number of James Hardie ordinary shares for each share of AZEK common stock and, as such, holders of AZEK common stock cannot be certain, at the time of the AZEK special meeting or upon consummation of the merger, of the aggregate market value of the merger consideration they will receive, and the possibility that holders of AZEK common stock could be adversely affected by a decrease in the market price of James Hardie ordinary shares prior to closing.

•
Closing certainty: The risk that the merger might not be completed in a timely manner or at all, including the risks that the HSR Approval may not be received in a timely manner or at all or may impose unacceptable conditions and that the stockholder approval may not be received at the AZEK special meeting.

•
Possible failure to achieve synergies: The potential challenges and difficulties in integrating the operations of AZEK and James Hardie and the risk that anticipated cost savings and synergies between the two companies, or other anticipated benefits of the merger, might not be realized in whole or in part or might take longer to realize than expected.

•	Impact on existing relationships: The possibility of encountering difficulties in successfully maintaining existing customer and employee relationships.
•
Impact of merger announcement: The risk that potential disruptions from the merger could (i) lead to difficulties in successfully maintaining existing customer and employee relationships and (ii) harm the ability of AZEK and James Hardie to retain key employees during the pendency of the merger and thereafter. The potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger and potential business uncertainty, including changes to existing business relationships, could affect the financial performance of AZEK, James Hardie or the combined company.

•
Tax treatment: The fact that the receipt of the merger consideration in exchange for shares of AZEK common stock pursuant to the merger agreement would be taxable to the AZEK stockholders that are U.S. holders for U.S. federal income tax purposes.

•
Transaction costs: The significant costs in connection with entering into the merger agreement and completing the merger, including a potential $272,000,000 termination amount if the merger agreement is terminated under certain circumstances, as well as the substantial time and effort of AZEK management required to complete the merger, which may disrupt its business operations and have a negative effect on its financial results.

•	Restrictions on solicitation: The restrictions imposed by the merger agreement on AZEK’s ability to solicit competing proposals from third parties.
•
Pre-closing covenants: The restrictions placed on the conduct of AZEK’s business prior to the completion of merger pursuant to the terms of the merger agreement could delay or prevent AZEK from undertaking business opportunities that may arise, or from undertaking any other action it would otherwise take with respect to the operations of AZEK absent the pending completion of the merger.

•	Potential litigation: The potential for litigation challenging the merger, which, even where lacking in merit, could nonetheless result in distraction and expense.
•	Other risks: The other risks described under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the AZEK Board is not intended to be exhaustive, but includes the material factors considered by the AZEK Board. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, the AZEK Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The AZEK Board considered all these factors as a whole, including through its discussions with AZEK management and financial, legal and other advisors, in evaluating the merger agreement and the transactions contemplated thereby, including the merger.
For the reasons above, the AZEK Board unanimously (i) approved the merger agreement and the transactions contemplated thereby, including the merger, (ii) declared and determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of AZEK and its stockholders, in each case upon the terms and subject to the conditions set forth in the merger agreement, (iii) directed that the merger proposal be submitted to a vote of AZEK stockholders and (iv) recommended that the AZEK stockholders vote “FOR” the merger proposal.
In addition to considering the factors described above, the AZEK Board was aware of and considered that certain directors and executive officers of AZEK may have interests in the merger that are different from, or in addition to, AZEK stockholders generally, including those interests that are a result of employment and compensation arrangements with AZEK or long-term ownership of de minimis amounts of James Hardie ordinary shares. For more information, see the section entitled “The Merger—Interests of AZEK’s Directors and Executive Officers in the Merger.”
It should be noted that this explanation of the reasoning of the AZEK Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Opinion of AZEK’s Financial Advisor
Goldman Sachs rendered its opinion to the AZEK Board that, as of March 23, 2025, and based upon and subject to the factors and assumptions set forth therein, the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock to be paid to the holders (other than James Hardie and its affiliates) of shares of AZEK common stock pursuant to the merger agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated March 23, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. The summary of Goldman Sachs’ opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the AZEK Board in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of AZEK common stock should vote with respect to the merger, or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the merger agreement;
•
annual reports to stockholders and Annual Reports on Form 10-K of AZEK for the five fiscal years ended September 30, 2024 and annual reports to shareholders and Annual Reports on Form 20-F of James Hardie for the five fiscal years ended March 31, 2024;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of AZEK and certain interim reports to shareholders and Reports of Foreign Private Issuer on Form 6-K of James Hardie;
•	certain other communications from AZEK to its stockholders and James Hardie to its shareholders;
•	certain publicly available research analyst reports for AZEK and James Hardie;
•
certain internal financial analyses and forecasts for James Hardie standalone prepared by the management of James Hardie (which are summarized in the section entitled “—Certain Unaudited Prospective Financial Information—James Hardie Projections”);

•
(i) certain internal financial analyses and forecasts for AZEK standalone (the “AZEK Standalone Projections” and which are summarized in the section entitled “—Certain Unaudited Prospective Financial Information—AZEK Projections”), (ii) certain financial analyses and forecasts for James Hardie standalone (which are summarized in the section entitled “—Certain Unaudited Prospective Financial Information—AZEK-Adjusted James Hardie Projections”), and (iii) certain financial analyses and forecasts for the combined company on a pro forma basis after giving effect to the merger (such analyses and forecasts, the “Combined Company Projections” and which are summarized in the section entitled “—Certain Unaudited Prospective Financial Information—Combined Company Projections”), in each case, prepared by the management of AZEK and as approved for Goldman Sachs’ use by AZEK (the items in (i)–(iii) are collectively referred to for purposes of this section of this proxy statement/prospectus as the “Projections”); and

•
certain operating synergies projected by the management of AZEK to result from the merger, as approved for Goldman Sachs’ use by AZEK (the “Synergies” and which are summarized in the section entitled “—Certain Unaudited Prospective Financial Information—Synergies”).

Goldman Sachs also held discussions with members of the senior managements of AZEK and James Hardie regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of AZEK and James Hardie; reviewed the reported price and trading activity for shares of AZEK common stock and James Hardie ordinary shares; compared certain financial and stock market information for AZEK and James Hardie with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the building products industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with the AZEK Board’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the AZEK Board’s consent that the Projections and the Synergies were reasonably prepared on a basis reflecting the best then-available estimates and judgments of the management of AZEK. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of AZEK or James Hardie or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on AZEK or James Hardie or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of AZEK to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to AZEK; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than James Hardie and its affiliates) of shares of AZEK common stock, as of the date of the opinion, of the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock to be paid to such holders pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of AZEK; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of AZEK, or class of such persons in connection with the merger, whether relative to the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock to be paid to the holders (other than James Hardie and its affiliates) of shares of AZEK common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary market and other condition as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which James Hardie ordinary shares or shares of AZEK common stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on AZEK, James Hardie or the merger, or as to the impact of the merger on the solvency or viability of AZEK or James Hardie or the ability of AZEK or James Hardie to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the AZEK Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 20, 2025, the last trading day before the financial analyses were provided to the AZEK Board, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis. Goldman Sachs analyzed the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock to be paid to holders (other than James Hardie and its affiliates) of shares of AZEK common stock pursuant to the merger agreement in relation to the March 20, 2025 closing market price, the volume weighted average price (the “VWAP”) per share of AZEK common stock for the 30-day, 60-day and 90-day periods ended March 20, 2025, the 52-week high closing market price and the median broker price target on March 20, 2025. This analysis implied a value of $56.67 to be received per share of AZEK common stock, calculated as the sum of (i) $26.45 in cash, without interest, plus (ii) exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock, multiplied by $29.23, the closing price per share of James Hardie ordinary shares on March 20, 2025.
This analysis indicated that the implied value of $56.67 to be received per share of AZEK common stock represented:
•	a premium of 36% based on the closing price per share of AZEK common stock of $41.73 on March 20, 2025;
•	a premium of 25% based on the VWAP per share of AZEK common stock of $45.48 for the 30-day period ended March 20, 2025;
•	a premium of 20% based on the VWAP per share of AZEK common stock of $47.09 for the 60-day period ended March 20, 2025;
•	a premium of 18% based on the VWAP per share of AZEK common stock of $48.22 for the 90-day period ended March 20, 2025;
•	a premium of 3% based on the highest closing trading price per share of AZEK common stock of $54.76 for the 52-week period ended March 20, 2025; and
•	a discount of 2% based on the median broker price target of $58.00 per share of AZEK common stock on March 20, 2025.
Illustrative Discounted Cash Flow Analysis—AZEK Standalone. Using the AZEK Standalone Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on AZEK on a standalone basis to derive a range of illustrative present values per share of AZEK common stock on a standalone basis. Using the mid-year convention for discounting cash flows and discount rates ranging from 13.5% to 15.5%, reflecting estimates of AZEK’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2024 (i) estimates of standalone, unlevered free cash flow for AZEK for the nine-month period ended September 30, 2025 and fiscal years 2026 through 2029 as reflected in the AZEK Standalone Projections and (ii) a range of illustrative terminal values for AZEK, which were calculated by applying terminal year exit enterprise value (“EV”) to last-twelve month (“LTM”) Adjusted EBITDA (“EV / LTM Adjusted EBITDA”) multiples ranging from 16.5x to 19.5x, to a terminal year estimate of the Adjusted EBITDA to be generated by AZEK, as reflected in the AZEK Standalone Projections (which analysis implied perpetuity growth rates ranging from 10.3% to 12.8%). The range of terminal year exit EV / LTM Adjusted EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of AZEK. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including AZEK’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for AZEK, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for AZEK by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for AZEK the amount of AZEK’s total debt and debt-like items and added the amount of AZEK’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of illustrative equity values for AZEK. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of AZEK common stock, as provided by and approved for Goldman Sachs’ use by the management of AZEK, using the treasury stock method, to derive a range of illustrative present values per share of AZEK common stock ranging from $54 to $68, rounded to the nearest dollar.
Illustrative Discounted Cash Flow Analysis—Combined Company. Using the Combined Company Projections (which take into account the Synergies), Goldman Sachs performed an illustrative discounted cash flow analysis for the combined company.
Using the mid-year convention for discounting cash flows and discount rates ranging from 13.0% to 15.0%, reflecting estimates of the combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2024 (i) estimates of unlevered free cash flow for the combined company and taking into account the Synergies for the nine-month period ended September 30, 2025 and fiscal years 2026 through 2029 as reflected in the Combined Company Projections and (ii) a range of illustrative terminal values for the combined company, which were calculated by applying terminal year exit EV/LTM Adjusted EBITDA multiples ranging from 14.5x to 18.5x, to a terminal year estimate of the Adjusted EBITDA to be generated by the combined company and taking into account the Synergies, as reflected in the Combined Company Projections (which analysis implied perpetuity growth rates ranging from 8.7% to 11.5%). The range of terminal year exit EV/LTM Adjusted EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of both AZEK and James Hardie. Goldman Sachs derived such discount rates by application of CAPM, which requires certain company-specific inputs, including James Hardie’s pro forma for the merger target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the combined company, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for the combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the combined company the amount of the combined company’s total debt and debt-like items and added the amount of the combined company’s cash and cash equivalents, in each case, as provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of illustrative equity values for the combined company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding ordinary shares of the combined company, as provided by and approved for Goldman Sachs’ use by the management of AZEK, using the treasury stock method. Goldman Sachs then multiplied the range of illustrative present equity values per James Hardie ordinary shares pro forma for the merger it derived by the exchange ratio, and added the result to the $26.45 per share of AZEK common stock to be paid in cash to the holders (other than James Hardie and its affiliates) of shares of AZEK common stock pursuant to the merger agreement.
This analysis resulted in a range of illustrative present values for the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares to be received per share of AZEK common stock of $68 to $85, rounded to the nearest dollar.
Illustrative Present Value of Future Share Price Analysis—AZEK Standalone. Using the AZEK Standalone Projections, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of AZEK common stock on a standalone basis. For this analysis, Goldman Sachs first calculated the implied enterprise value for AZEK as of September 30 for each of the fiscal years 2025 through 2028, by applying a range of illustrative EV to next twelve month (“NTM”) Adjusted EBITDA (“EV/NTM Adjusted EBITDA”) multiples of 14.5x to 17.5x to estimates of AZEK’s Adjusted EBITDA for each of the fiscal years 2026 through 2029. This illustrative range of EV/NTM Adjusted EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM Adjusted EBITDA multiples for AZEK.
Goldman Sachs then subtracted the amount of AZEK’s total debt and debt-like items and added the amount of AZEK’s cash and cash equivalents for each of the fiscal years 2025 through 2028, each as provided by and approved for Goldman Sachs’ use by the management of AZEK, from the respective implied enterprise values in order to derive a range of illustrative equity values as of September 30 for AZEK for each of the fiscal years 2025 through 2028. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of AZEK common stock for each of fiscal years 2025 through 2028, calculated using information provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of implied future values per share of AZEK common stock. Goldman Sachs then discounted these implied future equity values per share of AZEK common stock to December 31, 2024, using an illustrative discount rate of 15.2%, reflecting an estimate of AZEK’s cost of equity. Goldman Sachs derived such discount rate by application of CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $45 to $63 per share of AZEK common stock, rounded to the nearest dollar.
Illustrative Present Value of Future Share Price Analysis—Combined Company. Using the Combined Company Projections (including the run-rate Synergies), Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of AZEK common stock based on a theoretical value per ordinary share of the combined company. For this analysis, Goldman Sachs first calculated the implied enterprise value for the combined company as of September 30 for each of the fiscal years 2025 through 2028, by applying a range of illustrative EV/NTM Adjusted EBITDA multiples of 12.5x to 16.5x to estimates of the combined company’s Adjusted EBITDA for each of the fiscal years 2026 through 2029. This illustrative range of EV/NTM Adjusted EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM Adjusted EBITDA multiples for both AZEK and James Hardie.
Goldman Sachs then subtracted the amount of the combined company’s total debt and debt-like items and added the amount of the combined company’s cash and cash equivalents for each of the fiscal years 2025 through 2028, each as provided by and approved for Goldman Sachs’ use by the management of AZEK, from the respective implied enterprise values in order to derive a range of illustrative equity values as of September 30 for the combined company for each of the fiscal years 2025 through 2028. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding ordinary shares of the combined company for each of the fiscal years 2025 through 2028, calculated using information provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of implied future values per ordinary share of the combined company. Goldman Sachs then discounted these implied future equity values per ordinary share of the combined company to December 31, 2024, using an illustrative discount rate of 14.6%, reflecting an estimate of the combined company’s cost of equity. Goldman Sachs derived such discount rate by application of CAPM, which requires certain company-specific inputs, including a beta for the combined company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then multiplied the range of illustrative present equity values it derived for the ordinary shares of the combined company by the exchange ratio, and added the result to the $26.45 per share of AZEK common stock to be paid in cash to the holders (other than James Hardie and its affiliates) of AZEK common stock pursuant to the merger agreement.
This analysis resulted in a range of illustrative present values for the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares to be paid per share of AZEK common stock of $63 to $81, rounded to the nearest dollar.
Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the building products manufacturing industry since January 2021. For each of the selected transactions, Goldman Sachs calculated and compared the implied enterprise value of the applicable target company based on the consideration paid in the transaction as a multiple of the target company’s LTM adjusted

EBITDA based on information in public filings, press releases and investor relations documents. While none of the companies that participated in the selected transactions are directly comparable to AZEK, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of AZEK’s results, market sizes and product profile.
The following table presents the results of this analysis:

	Selected Transactions		EV/LTM Adj. EBITDA
Announcement Date	Acquiror	Target
Jan 2021	LafargeHolcim	Firestone Building Products Company, LLC	12.6x
Jun 2021	Nucor Corporation	Cornerstone Building Brands, Inc.’s Insulated Metal Panels Business	10.0x(1)
Jun 2021	Westlake Chemical Corporation	Boral Limited’s North American Building Products Business	10.5x
Jul 2021	Carlisle Companies Incorporated	Henry Company	13.2x
Feb 2022	KPS Capital Partners, LP	Oldcastle BuildingEnvelope Inc.	9.6x
Mar 2022	Clayton, Dubilier & Rice	Cornerstone Building Brands, Inc.	8.4x
May 2022	Nucor Corporation	C.H.I. Overhead Doors	13.0x
Jun 2022	CRH plc	Barrette Outdoor Living	10.0x
Aug 2022	Whirlpool Corporation	InSinkErator	18.1x
Jun 2023	Saint-Gobain	Building Products of Canada Corp.	11.9x
Jan 2024	MITER Brands	PGT Innovations	11.6x
Feb 2024	Owens Corning	Masonite International Corporation	8.6x

(1)	Represents EV/pre-pandemic EBITDA inclusive of expected synergies, in line with deal announcement.
Based on the results of the foregoing calculations and Goldman Sachs’ professional judgment and experience, Goldman Sachs applied a reference range of EV/LTM adjusted EBITDA multiples of 11.0x to 18.1x to AZEK’s LTM adjusted EBITDA as of December 31, 2024, as provided by and approved for Goldman Sachs’ use by the management of AZEK, to derive a range of implied enterprise values for AZEK. Goldman Sachs then subtracted the net debt of AZEK as of December 31, 2024, as provided by and approved for Goldman Sachs’ use by the management of AZEK, and divided the result by the number of fully diluted outstanding shares of AZEK common stock, as provided by and approved for Goldman Sachs’ use by the management of AZEK, using the treasury stock method, to derive a reference range of implied values per share of AZEK common stock of $27 to $46, rounded to the nearest dollar.
Premia Paid Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 122 acquisition transactions with a mix of cash and stock consideration announced from January 1, 2010 through March 20, 2025, involving a public company based in the United States as the target where the disclosed enterprise values for the transaction were greater than $500 million and where more than 50% of the total consideration paid in connection with the transaction was comprised of stock consideration. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the transactions relative to the target’s closing stock price on the fifth trading day prior to announcement of the transaction. Goldman Sachs excluded from this analysis transactions with negative premia relative to the target’s closing stock price on the fifth trading day prior to announcement of the transaction, using information obtained from FactSet Research Systems, and transactions involving target shareholders owning between 40% and 60% of the combined company. This analysis indicated a median premium of 26% across the period. This analysis also indicated a 25th percentile premium of 14% and 75th percentile premium of 39% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 14% to 39% to the undisturbed closing price per share of AZEK common stock of $41.73 as of March 20, 2025 and calculated a range of implied equity values per share of AZEK common stock of $47 to $58, rounded to the nearest dollar.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to AZEK or James Hardie or the contemplated transaction.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the AZEK Board as to the fairness from a financial point of view to the holders (other than James Hardie and its affiliates) of shares of AZEK common stock, as of the date of the opinion, of the $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of AZEK, James Hardie, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.
The $26.45 in cash, without interest, and exchange ratio of 1.0340 James Hardie ordinary shares per share of AZEK common stock was determined through arm’s-length negotiations between AZEK and James Hardie and was approved by the AZEK Board. Goldman Sachs provided advice to AZEK during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to AZEK or the AZEK Board or that any specific amount of consideration constituted the only appropriate consideration for the merger.
As described above, Goldman Sachs’ opinion to the AZEK Board was one of many factors taken into consideration by the AZEK Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.
Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of AZEK, James Hardie, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the merger. Goldman Sachs acted as financial advisor to AZEK in connection with, and participated in certain of the negotiations leading to, the merger. During the two-year period ended March 23, 2025, Goldman Sachs Investment Banking has not been engaged by AZEK or James Hardie or any of their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to AZEK, James Hardie and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.
The AZEK Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated January 15, 2025, AZEK engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. The engagement letter between AZEK and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $53 million, all of which is contingent upon consummation of the merger. In addition, AZEK has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Unaudited Prospective Financial Information
Other than quarterly and annual guidance, AZEK and James Hardie do not, as a matter of course, publicly disclose long-term projections or internal projections of their respective future financial performance, net sales/revenue, earnings, financial condition or other results due to, among other reasons, the uncertainty, inherent unpredictability and subjectivity of the underlying assumptions and estimates.
In connection with AZEK’s consideration of strategic alternatives, including the continued execution of AZEK’s strategy as a stand-alone public company or a possible transaction with a third party, AZEK’s management prepared certain prospective financial information regarding AZEK’s anticipated results of operations for fiscal years 2025 through 2030 on a stand-alone basis without giving effect to the merger (such information, collectively, the “AZEK projections”).
The AZEK projections were provided to the AZEK Board in connection with its evaluation of the merger, and were also shared with James Hardie in connection with its evaluation of the merger.
In addition, in connection with its evaluation of the merger, AZEK received from James Hardie certain unaudited prospective financial information regarding James Hardie’s results of operations for fiscal years 2025 through 2030 on a stand-alone basis without giving effect to the merger that was prepared by the James Hardie management team (such information, collectively, the “James Hardie projections”).
AZEK’s management also prepared certain prospective financial information regarding the pro forma combined company on a pro forma basis (referred to as the “combined company projections”), which incorporated the James Hardie projections, which AZEK adjusted to (i) reflect a September 30 fiscal year-end and (ii) remove stock-based compensation cost from adjusted EBITDA and adjusted EBIT (the “AZEK-adjusted James Hardie projections”). The combined company projections include certain cost and revenue synergies projected by AZEK management to result from the merger (the “synergies”). The financial metrics set forth under “—Combined Company Projections” do not reflect reclassification adjustments necessary to conform AZEK’s accounting policies to James Hardie’s accounting policies or to conform AZEK’s historical financial statement presentation to James Hardie’s historical financial statement presentation. As more fully described below under “Unaudited Pro Forma Condensed Combined Financial Statements—Notes to the Unaudited Pro Forma Condensed Combined Financial Statements,” there may be differences between the accounting policies and reclassifications of the two companies, which, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. The combined company projections and AZEK-adjusted James Hardie projections were provided to the AZEK Board in connection with its evaluation of the merger.
The AZEK projections, the AZEK-adjusted James Hardie projections, the combined company projections and the synergies were each provided to Goldman Sachs for its use in connection with its financial analysis and the rendering of its fairness opinion to the AZEK Board (see “The Merger—Opinion of AZEK’s Financial Advisor”).
A summary of the AZEK projections, the James Hardie projections, the AZEK-adjusted James Hardie projections and the combined company projections, as well as the synergies, are included below to give AZEK stockholders access to certain information, including information that was considered by the AZEK Board for purposes of evaluating the merger. These projections are not, and should not be viewed as, guidance or targets.
Certain Limitations on the Projections
The AZEK projections, the AZEK-adjusted James Hardie projections, the combined company projections and the synergies are collectively referred to herein as the “AZEK-prepared projections,” and the AZEK-prepared projections together with the James Hardie projections are collectively referred to herein as the “projections”. The projections were not prepared with a view to public disclosure, but are included in this proxy statement/prospectus because the AZEK-prepared projections were provided to the AZEK Board and Goldman Sachs, the James Hardie projections were provided to AZEK and the AZEK projections were provided to James Hardie. The summary of the projections is not included in this proxy statement/prospectus in order to induce any AZEK stockholder to vote in favor of the merger proposal or any of the other proposals to be voted on at the special meeting or to influence any stockholder to make any investment decision with respect to the merger, including whether or not to seek appraisal rights with respect to shares of AZEK common stock. The projections should be evaluated, if at all, in conjunction with AZEK’s historical financial statements, James Hardie’s historical financial statements and other information regarding AZEK and James Hardie contained in or incorporated by reference into this proxy statement/prospectus and the following factors. The projections may differ, even materially, from published analyst estimates and forecasts, over which neither AZEK nor James Hardie has any control.
Although a summary of the projections is presented with numerical specificity, this information is not factual, reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of AZEK and James Hardie and should not be relied upon as being necessarily predictive of actual future results. The projections consist entirely of forward-looking statements. Important factors that may affect actual results and cause the projections not to be achieved include any inaccuracy of the assumptions underlying the projections, including general economic conditions and trends in consumer spending on outdoor living and home exteriors, adverse trends in, among other things, inflation, interest rates, the health of the U.S. and global economies, global trade, material conversion, channel consolidation, repair and remodel and new construction activity, industrial production, consumer confidence and discretionary spending and institutional funding constraints, increases in energy, raw materials, shipping, labor and capital equipment costs, failure to achieve cost savings, recycling and manufacturing productivity initiatives, and competitive pressures and the other factors described under the section of the proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.” The projections also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and to changes based on actual results, revised prospects for AZEK’s, James Hardie’s and the combined company’s businesses, the competitive environment, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the projections were prepared. In addition, the projections might be affected by AZEK’s, James Hardie’s and the combined company’s abilities to achieve proposed initiatives, objectives and targets over the applicable periods. As a result, there can be no assurance that the results set forth in the projections will be realized, and actual results may be materially better or worse than those contained in the projections.
The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased given the length of time in the future over which these assumptions apply. Any assumptions and projections in early periods, and any deviations therefrom as a result of the factors outlined above or other factors that may become applicable, could have a compounding effect on the projections shown for later periods or the difference between the projections and actual results for those periods. Thus, any failure of an assumption or projections to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. The inclusion of this information should not be regarded as an indication that AZEK, James Hardie, Goldman Sachs, their respective representatives or any other recipient of this information considered, or now considers, the projections to be material information of AZEK, James Hardie or the combined company, or that the projections are necessarily predictive of actual future results, nor should it be construed as financial guidance, and it should not be relied upon as such.
The projections do not take into account any circumstances or events occurring after the date that they were prepared and none of the AZEK projections, the James Hardie projections or the AZEK-adjusted James Hardie projections give effect to the merger, including any potential synergies in connection therewith. Except to the extent required by applicable U.S. federal securities law, neither AZEK nor James Hardie intend, and each expressly disclaims any responsibility, to update or otherwise revise the projections to reflect circumstances existing after the date on which it was prepared or to reflect the occurrence of future events or changes in general economic or industry conditions, even if any or all of the assumptions underlying the projections are shown to be inaccurate. Neither AZEK nor James Hardie can give any assurance that, had the projections been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. The AZEK projections, the James Hardie projections and the AZEK-adjusted James Hardie projections do not take into account all the possible financial and other effects on AZEK or James Hardie of the merger, or the effect of any strategic or business decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the projections do not take into account the effect on AZEK or James Hardie of any possible failure of the merger to occur.

The projections were not prepared with a view to compliance with the published guidelines of the SEC regarding projections, forward-looking statements or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding projections and forward-looking statements and the use of non-GAAP measures or GAAP.
The AZEK-prepared projections have been prepared by, and are the responsibility of, AZEK’s management team and the James Hardie projections have been prepared by, and are the responsibility of, James Hardie’s management team. Neither of PricewaterhouseCoopers LLP, AZEK’s independent auditor, nor Ernst & Young LLP, James Hardie’s independent auditor, have audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying projections and, accordingly, PricewaterhouseCoopers LLP and Ernst & Young LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP and Ernst & Young LLP reports included in this document relate to AZEK’s and James Hardie’s previously issued financial statements, respectively. They do not extend to the projections and should not be read to do so.
The projections include non-GAAP financial measures. There are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. These non-GAAP measures are included in this proxy statement/prospectus because such information was made available to the AZEK Board, Goldman Sachs and James Hardie and used in the process leading to the execution of the merger agreement, as described elsewhere in this proxy statement/prospectus. No reconciliation of non-GAAP financial measures in the projections to GAAP measures was relied upon by the AZEK Board, Goldman Sachs or James Hardie in connection with their respective evaluations of the merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.
None of AZEK, James Hardie or their respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any AZEK stockholder or other person regarding the ultimate performance of AZEK or James Hardie compared to the information contained in the projections, or any representation that the results set forth in the projections will be achieved.
In light of the foregoing factors and the uncertainties inherent in the projections, AZEK stockholders are cautioned not to place undue reliance on the projections contained in this proxy statement/prospectus in making a decision regarding the merger, as the projections may be materially different than actual results.
AZEK Projections
The following is a summary of the AZEK projections.

	Fiscal Year(1) (in millions)
	2025E	2026E	2027E	2028E	2029E	2030E
Net Sales	$1,565	$1,805	$2,079	$2,394	$2,758	$3,177
Adjusted EBITDA(2)	$426	$523	$619	$732	$864	$1,019
Adjusted EBIT	$271	$370	$462	$568	$692	$831
CapEx	$(115)	$(112)	$(130)	$(150)	$(173)	$(200)
Change in Net Working Capital	$(33)	$(38)	$(35)	$(26)	$(29)	$(33)
Unlevered Free Cash Flow(3)	—	$248	$300	$369	$436	—

(1)	AZEK’s fiscal year end is September 30.
(2)
Adjusted EBITDA is defined as operating income (loss) plus depreciation and amortization, before stock-based compensation costs, acquisition and divestiture costs, and certain other items of expense and income.

(3)	Unlevered free cash flow is defined as Adjusted EBITDA less stock-based compensation, cash taxes, capital expenditures and change in net working capital.
Each of Adjusted EBITDA, Adjusted EBIT, capex, change in net working capital and unlevered free cash flow is a non-GAAP financial measure and none of these metrics should be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

James Hardie Projections
The following is a summary of the James Hardie projections.

	Fiscal Year(1) (in millions)
	2025E	2026P	2027P	2028P	2029P	2030P
Net Sales	$3,893	$4,201	$4,660	$5,158	$5,732	$6,372
Adjusted EBITDA(2)	$1,075	$1,200	$1,403	$1,634	$1,839	$2,085
Adjusted EBIT	$865	$976	$1,159	$1,352	$1,546	$1,775
Capex	$410	$393	$327	$341	$381	$513
Change in Net Working Capital	$51	$(10)	$(15)	$(16)	$(18)	$(21)
(1)	James Hardie’s fiscal year end is March 31.
(2)
Adjusted EBITDA is defined as operating income (loss) plus depreciation and amortization, before acquisition and divestiture costs, and certain other items of expense and income, excluding the earnings impact of legacy items (such as asbestos adjustments).

Each of Adjusted EBITDA, Adjusted EBIT, capex, change in net working capital and unlevered free cash flow is a non-GAAP financial measure and none of these metrics should be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
AZEK-Adjusted James Hardie Projections
The following is a summary of the AZEK-Adjusted James Hardie projections. The only adjustment made from the James Hardie projections as summarized above is that AZEK adjusted to reflect a September 30 fiscal year-end.

	Fiscal Year(1) (in millions)
	2025E	2026E	2027E	2028E	2029E	2030E
Net Sales	$4,047	$4,431	$4,909	$5,445	$6,052	$6,726
Adjusted EBITDA(2)	$1,166	$1,330	$1,547	$1,765	$1,990	$2,212
Adjusted EBIT	$921	$1,067	$1,256	$1,449	$1,661	$1,849
CapEx	$(401)	$(360)	$(334)	$(361)	$(447)	$(497)
Change in Net Working Capital	$20	$(13)	$(16)	$(17)	$(19)	$(21)
(1)	Calendarized for a September 30 fiscal year-end.
(2)
Adjusted EBITDA is defined as operating income (loss) plus depreciation and amortization, before stock-based compensation costs, acquisition and divestiture costs, and certain other items of expense and income, excluding the earnings impact of legacy items (such as asbestos adjustments).

Each of Adjusted EBITDA, Adjusted EBIT, capex, change in net working capital and unlevered free cash flow is a non-GAAP financial measure and none of these metrics should be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
Combined Company Projections
The following is a summary of the combined company projections.

	Fiscal Year(1) (in millions)
	2025E	2026E	2027E	2028E	2029E	2030E
Net Sales (including revenue synergies)	$5,612	$6,364	$7,244	$8,224	$9,195	$10,289
Adjusted EBITDA(2)	$1,592	$1,897	$2,425	$2,824	$3,182	$3,559
Adjusted EBIT	$1,191	$1,481	$1,976	$2,345	$2,680	$3,007
CapEx	$(517)	$(472)	$(464)	$(511)	$(621)	$(697)
Change in Net Working Capital	$(13)	$(51)	$(51)	$(43)	$(49)	$(54)
Unlevered Free Cash Flow(3)	—	$851	$1,264	$1,536	$1,697	—
(1)	Assumes fiscal year end for the combined company of September 30.
(2)
Adjusted EBITDA is defined as operating income (loss) plus depreciation and amortization, before stock-based compensation costs, acquisition and divestiture costs, and certain other items of expense and income, excluding the earnings impact of legacy items (such as asbestos adjustments).

(3)	Unlevered free cash flow is defined as Adjusted EBITDA less stock-based compensation, cash taxes, capital expenditures, change in net working capital and asbestos claims and handling costs.

Each of Adjusted EBITDA, Adjusted EBIT, capex, change in net working capital and unlevered free cash flow is a non-GAAP financial measure and none of these metrics should be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
For more information on AZEK’s and James Hardie’s actual results and historical financial information, see the section titled “Where You Can Find More Information.”
Synergies
In connection with the merger, AZEK’s management team presented to the AZEK Board certain unaudited cost and revenue synergies, which were expected to result from the merger and be realized by the combined company on a run-rate basis within three years following the closing of the merger transaction, in the case of the revenue synergies, and within two years following the closing of the merger transaction, in the case of the cost synergies. The synergies are based on numerous estimates and assumptions and are generally based on information and market factors known to AZEK management as of March 20, 2025, including due diligence that AZEK conducted on AZEK’s and James Hardie’s historical and current financial positions and business endeavors. The synergies will be affected by the combined company’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the underlying assumptions are correct or that the synergies will be realized, and actual synergies likely will differ, and may differ materially, from those reflected in the projected synergies.
The following is a summary of the synergies.

	Fiscal Year(1) (in millions)
	2026E	2027E	2028E	2029E	2030E
Revenue Synergies	$128	$257	$385	$385	$385
Adjusted EBITDA Impact of Revenue Synergies(2)	$69	$138	$208	$208	$208
Cost Synergies	$60	$120	$120	$120	$120
Total Adjusted EBITDA Impact	$129	$258	$328	$328	$328
Cost to Achieve Synergies	$(85)	$0	$0	$0	$0
(1)	Assumes fiscal year end for the combined company of September 30.
(2)
Adjusted EBITDA is defined as operating income (loss) plus depreciation and amortization, before stock-based compensation costs, acquisition and divestiture costs, and certain other items of expense and income.

Interests of AZEK’s Directors and Executive Officers in the Merger
In considering the recommendation of the AZEK Board that AZEK stockholders vote “FOR” the merger proposal, AZEK stockholders should be aware that AZEK’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of AZEK stockholders generally. The AZEK Board was aware of these interests and considered them, among other matters, in approving the merger agreement and recommending that the AZEK stockholders adopt the merger agreement.
The following discussion sets forth certain of these interests in the merger of each non-employee director or executive officer of AZEK.
For purposes of this disclosure:
•	The named executive officers of AZEK are:
•	Jesse Singh, Chief Executive Officer, President and Director
•	*Peter Clifford, Senior Vice President, Chief Operations Officer and Chief Financial Officer
•	Ryan Lada, Senior Vice President, Chief Financial Officer and Treasurer
•	Jonathan Skelly, President, Residential and Commercial
•	Samara Toole, Senior Vice President, Chief Marketing Officer
•	Morgan Walbridge, Senior Vice President, Chief Legal Officer and Secretary
*Peter Clifford separated from AZEK on January 24, 2025.

Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•	The assumed price per share of AZEK common stock is $49.17, which is the average closing market price per share over the first five business days following the first public announcement of the merger;
•	The date of closing is September 30, 2025, which is the assumed date of closing solely for purposes of the disclosure in this section;
•	Equity awards scheduled to vest in the ordinary course between the date of this proxy statement/prospectus and September 30, 2025 are treated as vested;
•
Each executive officer of AZEK experiences a qualifying termination of employment (i.e., a termination of employment by AZEK and/or James Hardie without “cause” or by the executive officer for “good reason”) immediately following the assumed effective time on September 30, 2025;

•	The AZEK Executive Severance Plan will be amended as contemplated by the merger agreement to provide for the payments described below;
•	The performance metrics applicable to annual incentive bonus payments in respect of fiscal year 2025 are achieved at target level of performance;
•
The performance metrics applicable to AZEK PSU Awards (a) are achieved at the target level of performance for undetermined performance metrics, and (b) were achieved at actual performance level in the case of performance metrics that have been determined but, in each case, for which the AZEK PSU Award (or portion thereof) remains unvested (actual performance levels may be determined to be greater than the target level of performance assumed for purposes of the disclosure in this proxy statement/prospectus);

•
The potential payments and benefits described in this section are not at a level subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code; and

•	No AZEK director or executive officer receives any additional equity grants or other awards on or prior to the assumed effective time on September 30, 2025.
Treatment of RSU Awards and PSU Awards
At the effective time, all then-outstanding AZEK RSU Awards held by the non-employee directors will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of AZEK common stock subject to such AZEK RSU Award, less applicable tax withholdings. Based on the assumptions described above under the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Certain Assumptions,” the estimated aggregate amount that would become payable to AZEK’s non-employee directors in respect of their unvested non-employee director AZEK RSU Awards is $1,502,291, which excludes any grants of AZEK RSU Awards that may be made by AZEK to the non-employee directors following the date of this proxy statement/prospectus.
At the effective time, each then-outstanding AZEK RSU Award and AZEK PSU Award granted to executives of AZEK will be assumed by James Hardie and converted into (A) a James Hardie RSU Award covering a number of James Hardie ordinary shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to such AZEK RSU Award or AZEK PSU Award by (2) the exchange ratio and (B) a James Hardie Cash Award having a value equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to such AZEK RSU Award or AZEK PSU Award by (2) the cash consideration. Each James Hardie RSU Award and each James Hardie Cash Award will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK award, but will not be subject to any performance conditions following the closing. For purposes of the foregoing calculations, the number of shares of AZEK common stock subject to AZEK PSU Awards shall be determined based on (i) for fiscal years 2024 and 2025, actual performance, (ii) for fiscal year 2026, if the performance period is more than half-complete at the time of closing, the greater of target and actual performance; otherwise, at target performance, and (iii) for fiscal year 2027, target performance.
Under the terms of the AZEK Executive Severance Plan, upon a termination of employment without “cause” or for “good reason” during the two years following the closing, each unvested James Hardie RSU Award and each unvested James Hardie Cash Award resulting from the conversion in the merger will vest with respect to (i) in the case of awards granted prior to the date of the merger agreement, the entirety of the award and (ii) in the case of awards granted following the date of the merger agreement, the portion of the award that would have vested within 12 months following the termination. See the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Quantification of Potential Payments” for an estimate of the amounts that would become payable to each AZEK named executive officer in respect of their unvested AZEK RSU Awards and AZEK PSU Awards. Based on the assumptions described above under the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Certain Assumptions,” the estimated aggregate amounts that would become payable to AZEK’s two current executive officers who are not named executive officers in respect of their unvested AZEK RSU Awards and AZEK PSU Awards is $2,413,313.
Treatment of Stock Options
At the effective time, each then-outstanding Settled AZEK Stock Option will be canceled in exchange for the right to receive an amount in cash equal to the value of the merger consideration, less the exercise price and applicable tax withholdings.
At the effective time, each then-outstanding AZEK Stock Option, other than any Settled AZEK Stock Option , will be assumed by James Hardie and converted into a James Hardie Stock Option to purchase a number of ordinary shares of James Hardie (rounded down to the nearest whole number of shares) equal to the product of (A) the number of shares of AZEK common stock subject to such AZEK Stock Option multiplied by (B) the equity award exchange ratio, which James Hardie Stock Option shall have an exercise price per James Hardie ordinary share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of AZEK common stock subject to such AZEK Stock Option by (B) the equity award exchange ratio. Each James Hardie Stock Option will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK Stock Option.
Under the terms of the AZEK Executive Severance Plan, upon a termination of employment without “cause” or for “good reason” during the two years following the closing, each unvested James Hardie Stock Option will vest with respect to (i) in the case of awards granted prior to the date of the merger agreement, the entirety of the award and (ii) in the case of awards granted following the date of the merger agreement, the portion of the award that would have vested within 12 months following the termination. James Hardie Stock Options held upon such qualifying termination will remain outstanding and exercisable for one year following such termination, or such later date as specified in the applicable award agreement. See the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Quantification of Potential Payments” for an estimate of the amounts that would become payable to each AZEK named executive officer in respect of their unvested AZEK Stock Option Awards. Based on the assumptions described above under the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Certain Assumptions,” the estimated aggregate amounts that would become payable to AZEK’s two executive officers who are not named executive officers in respect of unvested AZEK Stock Option Awards is $202,574.
Potential Severance Payments Upon a Qualifying Termination Following Completion of the Merger
AZEK sponsors the AZEK Executive Severance Plan and has entered into participation agreements with each of its executive officers. Participants in the AZEK Executive Severance Plan are eligible for severance benefits in the event of a qualifying termination, which includes a termination by AZEK without cause or by the participant for good reason, subject to participant’s execution of a release of claims in favor of AZEK and its affiliates, including, on and following completion of the merger, James Hardie and its affiliates (such release of claims, the “Release”) and continued compliance with confidentiality, non-disparagement, non-competition and non-solicitation covenants. If the qualifying termination occurs within 24 months following a change in control, which includes the closing, in addition to the equity award treatment described in the sections of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Treatment of RSU Awards and PSU Awards” and “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Treatment of Stock Options,” the executive officer will be entitled to receive the following payments and benefits:
•
two times (or, in the case of AZEK’s Chief Executive Officer, three times) the executive’s base salary and target annual incentive, payable within 60 days following the date the Release becomes effective and irrevocable;

•	reimbursement or payment of premiums for group health plan continuation coverage for 18 months (or, for AZEK’s Chief Executive Officer, 24 months);
•
any earned but unpaid annual incentive for the most recently completed fiscal year, based on actual performance, payable at the ordinary time when annual incentives for such fiscal year are otherwise paid; and

•	the full annual incentive for the 2025 fiscal year, based on actual performance, payable no later than December 1, 2025, subject to the Release becoming effective and irrevocable.
See the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Quantification of Potential Payments” for an estimate of the cash severance amounts that would become payable to each AZEK named executive officer under the AZEK Executive Severance Plan. Based on the assumptions described above under the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Certain Assumptions,” the estimated aggregate amounts of cash severance that would become payable to AZEK’s two executive officers who are not named executive officers is $2,842,000.
Retention Bonus Program
AZEK has the right to grant cash retention awards to AZEK employees, including AZEK executive officers prior to closing (subject to a cap of $4.35 million in the aggregate for retention awards granted to the senior leadership team). These awards vest in equal installments upon the closing and upon the six-month anniversary of the closing, subject to employment through the applicable vesting date, or upon a qualifying termination of employment following the closing but prior to the six-month anniversary of the closing, subject to the employee’s execution of a Release. See the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Quantification of Potential Payments” for the amounts that would become payable to each AZEK named executive officer in respect of any cash retention awards granted to them. Based on the assumptions described above under the section of this proxy statement/prospectus entitled “The Merger—Interests of Executive Officers and Directors of AZEK in the Merger—Certain Assumptions,” the estimated aggregate amounts that would become payable to AZEK’s two executive officers who are not named executive officers in respect of cash retention awards is $800,000.
Section 280G Net-best Cutback and Mitigation Actions
Each non-employee director and executive officer of AZEK, pursuant to The AZEK Company 2020 Omnibus Incentive Compensation Plan, is subject to a Section 280G net-best cutback provision, such that if any payments or benefits payable to such non-employee director or executive officer constitute “parachute payments” under Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will be either (i) delivered in full or (ii) delivered to such lesser extent that would result in no portion of such payments and benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999 of the Code (and any equivalent state or local excise taxes), results in the receipt by such non-employee director or executive officer on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such payments and benefits may be taxable under Section 4999 of the Code. None of the AZEK non-employee directors or executive officers are entitled to an excise tax gross-up.
In connection with the merger, AZEK may, subject to prior consultation with James Hardie, take certain tax-planning actions to mitigate any adverse tax consequences under the “golden parachute” provisions of

Sections 280G and 4999 of the Code that could arise in connection with the completion of the merger. The tax-planning and mitigation actions may include accelerating payments that would have vested and otherwise become payable in calendar year 2026 in the ordinary course of business. As of the date of this proxy statement, the AZEK Board or a committee thereof has not approved specific actions that it will take to mitigate the potential impact of the excise tax imposed on amounts that constitute “excess parachute payments” under Section 280G of the Code on any affected individuals (including executive officers).
New Employment and Compensation Arrangements with James Hardie and the Combined Company
Certain executive officers of AZEK may become officers or employees or otherwise be retained to provide services to James Hardie or the combined company or their respective affiliates. Any executive officers who become officers or employees or who otherwise are retained to provide services to James Hardie or the combined company or their respective affiliates may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by James Hardie or the combined company or their affiliates. As of the date of this proxy statement/prospectus, no new individualized compensation arrangements between such persons and James Hardie or the combined company or their affiliates have been established. It is expected that upon and after the effective time, Jesse Singh, Gary Hendrickson and Howard Heckes, each of whom are current members of the AZEK Board, will be appointed to the combined company board.
Indemnification and Insurance
The merger agreement provides that, for six years following the completion of the merger, the surviving corporation will provide current and former directors and officers of AZEK with exculpation, indemnification and advancement of expenses with respect to acts or omissions prior to completion of the merger that are equivalent to those currently provided by equivalent provisions of the AZEK certificate of incorporation and AZEK bylaws as in effect immediately prior to the completion of the merger. In addition, prior to the merger, AZEK or James Hardie will cause the surviving corporation, as of or after the completion of the merger, to purchase a six-year prepaid policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under AZEK’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger, including in connection with the merger agreement and the transactions contemplated thereby (provided that neither AZEK nor James Hardie will pay, and the surviving corporation will not be required to pay, in excess of 300% of the last annual premium paid by AZEK prior to the date of the merger agreement in respect of such policy).
Quantification of Potential Payments
The table below sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of AZEK that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the named executive officers of AZEK. The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before closing. For purposes of calculating such amounts, the following assumptions were used:
•	The assumed price per share of AZEK common stock is $49.17, which is the average closing market price per share over the first five business days following the first public announcement of the merger;
•	The date of closing is September 30, 2025, which is the assumed date of closing solely for purposes of the disclosure in this section;
•	Equity awards scheduled to vest in the ordinary course between the date of this proxy statement/prospectus and September 30, 2025 are treated as vested;
•
Each executive officer of AZEK experiences a qualifying termination of employment (i.e., a termination of employment by AZEK and/or James Hardie without “cause” or by the executive officer for “good reason”) immediately following the assumed closing on September 30, 2025;

•	The performance metrics applicable to annual incentive bonus payments in respect of fiscal year 2025 are achieved at target level of performance;

•
The performance metrics applicable to AZEK PSU Awards (a) will have been achieved at the target level of performance for undetermined performance metrics, or (b) were achieved at actual performance level in the case of performance metrics that have been determined but, in each case, for which the AZEK PSU Award (or portion thereof) remains unvested (actual performance levels may be determined to be greater than the target level of performance assumed for purposes of the disclosure in this proxy statement/prospectus);

•
The potential payments and benefits described in this section are not at a level subject to a “cutback” to avoid the “golden parachute” excise tax that may be imposed under Section 4999 of the Code; and

•	No executive officer receives any additional equity grants or other awards on or prior to the assumed effective time on September 30, 2025.
Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Jesse Singh	$ 7,120,000	$ 12,279,545	$ 49,794	$ 19,449,339
Peter Clifford	$—	$—	$—	$—
Ryan Lada	$ 2,440,000	$988,022	$ 30,629	$3,458,651
Jonathan Skelly	$ 2,843,750	$3,346,849	$ 46,793	$6,237,392
Samara Toole	$ 1,887,500	$1,738,996	$ 37,346	$3,663,841
Morgan Walbridge	$ 2,041,500	$2,089,773	$ 38,347	$4,169,621

(1)
Amounts shown reflect each AZEK named executive officer’s severance payments under the AZEK Executive Severance Plan, which include a cash severance payment equal to a multiple of the named executive officer’s salary and target bonus and the full annual incentive for the 2025 fiscal year included in the above table at target, but payable based on actual performance, and retention award. For Mr. Singh, the amount in this column represents a cash severance payment equal to $6,007,500 and the full annual incentive for fiscal year 2025 equal to $1,112,500. For Mr. Lada, the amount in this column represents a cash severance payment equal to $1,680,000, the full annual incentive for fiscal year 2025 equal to $360,000 and a retention award equal to $400,000. For Mr. Skelly, the amount in this column represents a cash severance payment equal to $2,012,500, the full annual incentive for fiscal year 2025 equal to $431,250 and a retention award equal to $400,000. For Ms. Toole, the amount in this column represents a cash severance payment equal to $1,275,000, the full annual incentive for fiscal year 2025 equal to $212,500 and a retention award equal to $400,000. For Ms. Walbridge, the amount in this column represents a cash severance payment equal to $1,407,000, the full annual incentive for fiscal year 2025 equal to $234,500 and a retention award equal to $400,000. The cash lump sum severance payments and annual incentive payments included in this column are double-trigger benefits that will be paid upon a qualifying termination of employment within 24 months following a change of control, subject to execution of a Release and continued compliance with applicable confidentiality, non-disparagement, non-competition and non-solicitation covenants. Fifty percent (50%) of the retention awards included in this column are single-trigger benefits and will vest upon completion of the merger, and the remaining fifty percent (50%) of such awards are double-trigger benefits and will be accelerated upon the recipient’s qualifying termination of employment, subject to execution of a Release.

(2)
Amounts shown reflect the estimated value received by the NEOs in respect of unvested AZEK RSU Awards, AZEK PSU Awards and AZEK Stock Options, as more fully described above under “—Treatment of Restricted Stock Unit Awards,” “—Treatment of Performance Stock Unit Awards” and “—Treatment of Stock Options.” These estimated values are calculated using a per share price of AZEK common stock equal to $49.17. The amounts included in this column in respect of unvested AZEK RSU Awards, AZEK PSU Awards and AZEK Stock Options are double-trigger benefits; such awards will be assumed by James Hardie and converted into James Hardie RSU Awards and James Hardie Cash Awards, in the case of the unvested AZEK RSU Awards and AZEK PSU Awards, and James Hardie Stock Options, in the case of the unvested AZEK Stock Options, that vest on a qualifying termination following a change of control, as described above. For Mr. Singh, the amount in this column represents payments of $2,431,997, $8,561,382 and $1,286,166 for his double-trigger unvested AZEK RSU Awards, AZEK PSU Awards and AZEK Stock Options, respectively. For Mr. Lada, the amount in this column represents payments of $365,874 and $622,148 for his double-trigger unvested AZEK RSU Awards and AZEK PSU Awards, respectively. For Mr. Skelly, the amount in this column represents payments of $668,466, $2,330,019 and $348,364 for his double-trigger unvested AZEK RSU Awards, AZEK PSU Awards and AZEK Stock Options, respectively. For Ms. Toole, the amount in this column represents payments of $326,636, $1,216,761 and $195,599 for her double-trigger unvested AZEK RSU Awards, AZEK PSU Awards and AZEK Stock Options, respectively. For Ms. Walbridge, the amount in this column represents payments of $405,849, $1,458,825 and $225,099 for her double-trigger unvested AZEK RSU Awards, AZEK PSU Awards and AZEK Stock Options, respectively.

(3)
Amounts shown reflect the cost of reimbursement or payment for group health plan continuation coverage for 18 months (or 24 months, in the case of Mr. Singh) following the date of termination of employment. The amounts included in this column are all double-trigger benefits that will be paid upon a qualifying termination of employment within 24 months following a change of control, subject to a timely election of continuation coverage and the execution of a Release and continued compliance with applicable confidentiality, non-disparagement, non-competition and non-solicitation covenants.

Director and Officer Indemnification
Under the merger agreement, certain indemnification and insurance rights exist in favor of AZEK’s current and former directors and officers. See “Interests of AZEK’s Directors and Executive Officers in the Merger—Indemnification and Insurance” for information about these rights.
Financing of the Merger and Treatment of Existing Debt
James Hardie’s obligation to complete the merger is not conditioned upon its obtaining financing. James Hardie anticipates that approximately $4.25 billion will be required to pay the cash consideration to the AZEK stockholders, to pay off AZEK’s existing credit facilities and to pay fees and expenses relating to the merger and the financing. James Hardie intends to fund the cash consideration through sources of debt financing and cash on hand. In connection with entering into the merger agreement, James Hardie, through its indirect wholly owned subsidiary JH North America Holdings Inc., a Delaware corporation, entered into an amended and restated commitment letter, dated as of April 30, 2025 (which amends and restates that certain commitment letter, dated as of March 23, 2025), among JH North America Holdings Inc. and the Commitment Parties, pursuant to which the Commitment Parties committed to provide, subject to the terms and conditions therein, a 364-day senior unsecured bridge term loan credit facility in an aggregate principal amount of $4.3 billion. James Hardie expects to permanently finance the cash consideration, pay off AZEK’s existing credit facilities upon the closing, and pay fees, costs and expenses associated with the merger and the other transactions contemplated by the merger agreement with available cash, as well as, subject to market conditions, new term loan debt, senior notes and borrowings under a new revolving credit facility. The debt may be incurred under a new or amended credit facility, JH North America Holdings Inc.’s entry into one or more senior unsecured or secured term loan facilities, as well as pursuant to the issuance of senior unsecured or secured notes. The commitments under the commitment letter will be reduced to the extent that JH North America Holdings Inc. or certain of James Hardie’s subsidiaries receive commitments for such term loan or proceeds from such securities offerings, or from the incurrence of certain other debt, offerings of equity and sales of assets, in each case with certain exceptions.
Governance of the Combined Company
The merger agreement provides that James Hardie will take all necessary corporate action so that, upon and after the effective time, Jesse Singh, Gary Hendrickson and Howard Heckes, each of whom are current members of the AZEK Board, will be appointed to the combined company board. In the event that any of such three directors are not willing or able to serve on the combined company board as of the effective time, AZEK shall be entitled to designate a replacement director who is an independent director serving on the AZEK Board as of the date of the merger agreement and as of the date of such designation, meets James Hardie’s independence criteria and is otherwise reasonably acceptable to James Hardie.
For a more complete description of the material interests of directors and executive officers of AZEK in the merger that may be in addition to, or different from, their interests as stockholders, see “Interests of AZEK’s Directors and Executive Officers in the Merger.”
Regulatory Approval
Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC, and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. James Hardie and AZEK each filed their respective HSR Act notification forms on May 1, 2025.
At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust or other grounds will not be made or, if such a challenge is made, that it would not be successful.

Timing of the Merger
The closing is expected to occur in the second half of calendar year 2025. Neither James Hardie nor AZEK can predict, however, the actual date on which the closing will occur because it is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approval.
For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”
Appraisal Rights of AZEK Stockholders
Under the DGCL, if the merger is completed, record holders and beneficial owners of AZEK common stock who do not vote in favor of the merger proposal and who otherwise properly exercise and perfect their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of AZEK common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. The relevant provisions of the DGCL are included as Annex C to this proxy statement/prospectus. Record holders and beneficial owners of AZEK common stock are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, record holders and beneficial owners of AZEK common stock who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in loss of the right of appraisal. For a more complete description of the appraisal rights of record holders and beneficial owners of AZEK common stock, see “Appraisal Rights.”
U.S. Federal Income and Irish Tax Considerations
U.S. Federal Income Tax Considerations
The following discussion summarizes certain U.S. federal income tax consequences of the merger applicable to U.S. holders and non-U.S. holders (each as defined below) of AZEK common stock and of the ownership and disposition of James Hardie ordinary shares received in the merger by former U.S. holders of AZEK common stock. This summary only applies to holders who hold their AZEK common stock, and will hold their James Hardie ordinary shares, as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not purport to be a complete analysis of all potential tax consequences of the merger or of the ownership and disposition of any James Hardie ordinary shares received therein. The summary is based on the Code, the Treasury Regulations and administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of AZEK common stock or, after completion of the merger, James Hardie ordinary shares received in exchange for AZEK common stock, that is, or is treated as, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. A “non-U.S. holder” means a beneficial owner of AZEK common stock or James Hardie ordinary shares, as applicable, that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.
This summary is for general purposes only and is not a complete description of all the tax consequences of the merger or the ownership and disposition of James Hardie ordinary shares received therein. In particular, this discussion does not address the U.S. federal income tax considerations applicable to holders of AZEK common stock or James Hardie ordinary shares, as applicable, who are subject to special rules under the U.S. federal income tax law (including, for example, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass-through entities (including S-corporations) and investors therein, financial institutions, brokers or dealers in securities, currencies or commodities, traders in securities that elect a mark-to-market method of accounting, insurance companies, tax-exempt entities or governmental organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, holders liable for the alternative minimum tax, U.S. expatriates, former citizens or long-term residents of the United States, U.S. holders whose functional currency is not the U.S. dollar, pension funds, individual retirement and other tax deferred accounts, tax-qualified retirement plans, holders that hold, or will hold, 10 percent or more (by vote or by value), directly, indirectly or constructively, of the outstanding James Hardie ordinary shares, holders deemed to hold AZEK common stock or James Hardie ordinary shares, as applicable, under the constructive sale provisions of the Code, holders who acquired AZEK common stock or James Hardie ordinary shares, as applicable, pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders of AZEK common stock or James Hardie ordinary shares, as applicable, who exercise appraisal rights, and holders who hold AZEK common stock or James Hardie ordinary shares, as applicable, as part of a hedge, straddle, conversion or other integrated transaction). In addition, no information is provided with respect to the tax consequences of the merger or of the ownership and disposition of James Hardie ordinary shares received therein under the U.S. non-income tax laws (including federal estate, gift, Medicare and the alternative minimum tax), or any applicable state, local or non-U.S. tax laws, other than the matters discussed under “Irish Tax Considerations.” This summary does not address the tax consequences of any transaction other than the merger or the sale or other disposition of James Hardie ordinary shares received therein.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds AZEK common stock, or James Hardie ordinary shares, as applicable, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds AZEK common stock or James Hardie ordinary shares, as applicable, and any partners in such partnership, should consult their independent tax advisors regarding the specific tax consequences to them of the merger and of the ownership and disposition of James Hardie ordinary shares received therein.
The tax consequences of the merger and of the ownership and disposition of James Hardie ordinary shares received therein will depend on your specific situation. You should consult your tax advisors as to the U.S. federal income tax consequences of the merger and of the ownership and disposition of James Hardie ordinary shares received therein to you in light of your particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local and non-U.S. income or other tax laws and of any changes in those laws.
U.S. Federal Income Tax Treatment of James Hardie Following the Merger
A corporation organized under non-U.S. law, such as James Hardie, is generally treated as a foreign corporation for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for U.S. federal income tax purposes, or may otherwise be subject to certain unfavorable U.S. federal income tax rules, depending on its ownership structure following an acquisition by it of a U.S. corporation.
Based on the percentage of James Hardie ordinary shares to be received by AZEK stockholders in the merger and current law, the combined company does not currently expect Section 7874 of the Code to apply so as to cause it to be treated as a U.S. corporation or otherwise subject the combined company to certain unfavorable tax rules for U.S. federal income tax purposes. However, the ownership of the combined company for purposes of Section 7874 of the Code must be finally determined after the merger, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and subject to change. Accordingly, there can be no assurance that the IRS would not assert that the combined company should be treated as a U.S. corporation for U.S. federal income tax purposes or otherwise should be subject to certain unfavorable tax rules pursuant to Section 7874 of the Code, or that any such assertion would not be sustained by a court.
Holders should consult their tax advisors regarding the potential application of Section 7874 of the Code and the applicable Treasury Regulations promulgated thereunder to the merger.
Consequences to U.S. Holders of the Merger
The receipt of the merger consideration by U.S. holders in exchange for shares of AZEK common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder who receives the merger consideration in exchange for shares of AZEK common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the James Hardie ordinary shares plus the amount of cash received and (2) the U.S. holder’s adjusted tax basis in its AZEK common stock exchanged therefor.
Subject to the disclosure below regarding the application of Section 304 of the Code to the merger, such gain or loss will be capital gain or loss and, if a U.S. holder’s holding period in the shares of AZEK common stock surrendered in the merger is greater than one year as of the date of the merger, will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized on the exchange is subject to limitations. If a U.S. holder acquired different blocks of AZEK common stock at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of AZEK common stock.
A U.S. holder’s aggregate tax basis in James Hardie ordinary shares received in the merger generally will equal the fair market value of the James Hardie ordinary shares as of the completion of the merger. The holding period of the James Hardie ordinary shares received in the merger generally will begin on the day after the merger.
Notwithstanding the above, in certain circumstances, the receipt of James Hardie ordinary shares and cash by U.S. holders of AZEK common stock that also actually or constructively own James Hardie ordinary shares may be subject to Section 304 of the Code if holders who own (including by attribution) 50% or more (by vote or value) of the AZEK common stock before the merger own (including by attribution), immediately after the merger, 50% or more (by vote or value) of the James Hardie ordinary shares. If Section 304 of the Code applies to the James Hardie ordinary shares and cash received in the merger, to the extent a U.S. holder would otherwise be treated for U.S. federal income tax purposes as selling AZEK common stock to James Hardie for cash and James Hardie ordinary shares, such holder will instead be treated as receiving the sum of the fair market value of the James Hardie ordinary shares and the amount of cash received from James Hardie in a deemed redemption of James Hardie ordinary shares deemed issued to such holder. If such deemed redemption is treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code (discussed below under “Consequences to Non-U.S. Holders of the Merger”), then a U.S. holder generally would recognize dividend income up to the amount of the sum of the fair market value of the James Hardie ordinary shares and the amount of cash received. In the event of such treatment, non-corporate U.S. holders may be eligible for a reduced rate of taxation on any such deemed dividend arising under Section 304 of the Code, subject to exceptions for short-term and hedged positions, while corporate U.S. holders may be treated as receiving an “extraordinary dividend” within the meaning of Section 1059 of the Code. It is not certain whether Section 304 of the Code will apply to the merger, because it is not certain whether shareholders who own (including by attribution) 50% or more of the AZEK common stock before the merger will own (including by attribution) 50% or more of the James Hardie ordinary shares immediately after the merger. Further, it may not be possible to establish with certainty following the closing whether or not Section 304 of the Code applied to the merger because the ownership information necessary to make such a determination may not be available. U.S. holders of AZEK common stock that also actually or constructively own James Hardie ordinary shares should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances, and any actions that may be taken to mitigate the potential application of such rules.
Consequences to Non-U.S. Holders of the Merger
In general, the U.S. federal income tax consequences of the merger to non-U.S. holders will be the same as those described above for U.S. holders, except that, subject to the discussion below regarding potential dividend treatment, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the receipt of the merger consideration in exchange for shares of AZEK common stock pursuant to the merger, unless:
•
such gain is “effectively connected” with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met; or

•
the non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of AZEK common stock at any time during the five-year period preceding the merger, and AZEK is, or has been during the shorter of the five-year period preceding the merger or the period that the non-U.S. holder held AZEK common stock, a “United States real property holding corporation” within the meaning of the Code.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a non-U.S. holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A non-U.S. holder described in the second bullet point immediately above will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year. If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. AZEK believes that it has not been, is not, and will not be, at any time during the five-year period preceding the merger, a “United States real property holding corporation.”
As discussed above under “Consequences to U.S. Holders of the Merger,” if Section 304 of the Code applies to the merger, the James Hardie ordinary shares and cash received in the merger would be treated as having been received in a deemed redemption of shares of James Hardie ordinary shares deemed issued. Such deemed redemption generally would be treated as having the effect of a distribution of a dividend (in an amount equal to the sum of the fair market value of the James Hardie ordinary shares and the amount of cash received) if the receipt of James Hardie ordinary shares and cash by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The determination of whether a holder’s receipt of James Hardie ordinary shares and cash is not “substantially disproportionate” generally requires a comparison of (x) the percentage of the outstanding stock of AZEK that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the outstanding stock of AZEK that is actually and constructively owned by such holder immediately after the merger (including indirectly as a result of owning shares in James Hardie and taking into account any shares of James Hardie actually and constructively owned by such holder prior to the merger, or otherwise acquired in connection with the transaction). The deemed redemption will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in clause (y) above is less than 80% of the percentage described in clause (x) above. Whether the deemed redemption results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. Generally, if such deemed redemption results in a “meaningful reduction” in the holder’s percentage stock ownership of AZEK, as determined by comparing the percentage described in clause (y) above to the percentage described in clause (x) above, such deemed redemption will be considered “not essentially equivalent to a dividend.” The IRS has indicated in a revenue ruling that a minority shareholder in a publicly traded corporation will experience a “meaningful reduction” if the minority shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. In addition, as noted above, in applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales (or purchases) of James Hardie ordinary shares made by such holder (or by persons whose shares are attributed to such holder) in connection with the merger will be taken into account.
Any amount treated under these rules as a dividend paid to a non-U.S. holder generally would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). Because it may not be certain at the time of closing whether Section 304 of the Code applies to the merger, and because the application of Section 304 of the Code depends on a non-U.S. holder’s particular circumstances, withholding agents may not be able to determine whether (or to what extent) a non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any portion of the sum of the fair market value of the James Hardie ordinary shares and the amount of cash paid to a non-U.S. holder, unless (i) the withholding agent has established special procedures allowing non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any withholding agent will establish such special certification procedures. If a withholding agent withholds excess amounts from a non-U.S. holder, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS.
Non-U.S. holders should consult their tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the sum of the fair market value of the James Hardie ordinary shares and the amount of cash payable to them pursuant to the merger, and the possible desirability of selling their shares of AZEK common stock or James Hardie ordinary shares (and considerations relating to the timing of any such sales).
Information Reporting and Backup Withholding with Respect to the Merger
Payments of cash made in exchange for shares of AZEK common stock pursuant to the merger may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption should complete and return an IRS Form W-9, certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding.
A non-U.S. holder may be subject to information reporting and backup withholding on any cash received in exchange for AZEK common stock pursuant to the merger unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an appropriate IRS Form W-8.
Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder files the appropriate claim for refund with the IRS and furnishes the required information to the IRS in a timely manner.
The tax consequences of the merger will depend on your specific situation. You should consult your tax advisor with respect to the U.S. federal income tax consequences of the merger in light of your particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local and non-U.S. income or other tax laws and of any changes in those laws.
Ownership and Disposition of James Hardie Ordinary Shares Received in the Merger—Taxation of Distributions to U.S. Holders
Subject to the passive foreign investment company rules discussed below, the tax treatment of a distribution on James Hardie ordinary shares held by a U.S. holder depends on whether the distribution is from James Hardie’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution is from James Hardie’s current or accumulated earnings and profits, a U.S. holder will include the amount of the distribution in gross income as a dividend. To the extent a distribution exceeds James Hardie’s current and accumulated earnings and profits, a U.S. holder will treat the excess first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in those ordinary shares, and thereafter as capital gain (as further described below). Notwithstanding the foregoing described treatment, James Hardie does not intend to maintain calculations of its current and accumulated earnings and profits. Dividends received on James Hardie ordinary shares will generally not qualify for the inter-corporate dividends received deduction.
Distributions to U.S. holders that are treated as “qualified dividend income” are generally subject to a maximum rate of 20%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of certain comprehensive income tax treaties with the United States that contain an exchange of information program. Further, a foreign corporation that does not otherwise qualify as a “qualified foreign corporation” will qualify as such with respect to any dividend paid by such corporation if the stock with respect to which such dividend is paid is readily tradable on an established securities market in the United States. James Hardie believes that it is, and, after the merger, will continue to be, a “qualified foreign corporation” and that dividends it pays with respect to James Hardie ordinary shares will qualify as “qualified dividend income.” To be eligible for the reduced 20% “qualified dividend income” tax rate, a U.S. holder must hold its James Hardie ordinary shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although James Hardie believes it presently is, and, after the merger, will continue to be, a “qualified foreign corporation,” James Hardie cannot guarantee that it will so qualify. For example, James Hardie will not constitute a “qualified foreign corporation” if James Hardie is classified as a “passive foreign investment company” (discussed below) in either the taxable year of a distribution or the preceding taxable year.
Distributions to U.S. holders that are treated as dividends are generally considered income from sources outside the United States and, for purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, foreign source “passive category” income in most cases. Under certain conditions, including a requirement to hold James Hardie ordinary shares un-hedged for a certain period, and subject to other limitations, a U.S. holder may claim a credit against such U.S. holder’s U.S. federal income tax liability for the foreign tax owed and withheld or paid with respect to distributions on James Hardie ordinary shares. Alternatively, a U.S. holder generally may deduct the amount of foreign income taxes owed and withheld or paid, but only for a year in which the U.S. holder elects to deduct (rather than take a credit for) all foreign income taxes owed and withheld or paid. Complex rules determine how and when (if at all) the foreign tax credit applies, and U.S. holders should consult their tax advisors to determine whether and to what extent (if any) they may claim foreign tax credits.
The amount of any distribution James Hardie makes on its ordinary shares in a currency other than the U.S. dollar generally will equal the fair market value in U.S. dollars of that foreign currency on the date a U.S. holder receives it. A U.S. holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt, and generally will recognize ordinary U.S. source gain or loss when it sells or exchanges the foreign currency. The amount of any distribution of property other than money made by James Hardie with respect to its ordinary shares will equal the fair market value of that property on the date of distribution.
Ownership and Disposition of James Hardie Ordinary Shares Received in the Merger—Sale or Other Disposition of James Hardie Ordinary Shares
Subject to the passive foreign investment company rules discussed below, a U.S. holder will recognize capital gain or loss on the sale or other taxable disposition of James Hardie ordinary shares, equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s adjusted tax basis in the shares sold or disposed of. A U.S. holder’s initial tax basis in the James Hardie ordinary shares received in the merger generally will equal the fair market value of the James Hardie ordinary shares as of the completion of the merger. Such capital gain or loss generally will be long-term capital gain, taxable at a reduced rate for non-corporate U.S. holders, or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. holder for more than one year. For both corporate and non-corporate U.S. holders, the deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder from the sale or other disposition of ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Ownership and Disposition of James Hardie Ordinary Shares Received in the Merger—Passive Foreign Investment Company (“PFIC”) Rules
Certain adverse U.S. federal income tax rules apply to U.S. holders owning capital stock of a PFIC. A foreign corporation generally will be a PFIC for any taxable year in which 75% or more of its gross income is “passive income” or in which 50% or more of the average value of its assets is “passive assets” (generally assets that generate passive income or assets held for the production of passive income). Based on the manner in which James Hardie operates its business, James Hardie believes that it currently is not a PFIC for U.S. federal income tax purposes and does not expect to be treated as a PFIC for U.S. federal income tax purposes in the current taxable year or in the near future.
If James Hardie were a PFIC in any taxable year during which a U.S. holder owns James Hardie ordinary shares, such U.S. holder would likely face increased tax liabilities and interest charges upon the sale, exchange or other disposition, including a pledge, of James Hardie ordinary shares or upon receipt of “excess distributions,”

(whether or not James Hardie continues to be a PFIC) unless the U.S. holder elects (1) to be taxed currently on its pro rata portion of James Hardie’s income, regardless of whether the income was distributed in the form of dividends or otherwise (provided James Hardie furnishes certain information to its shareholders), or (2) to mark its shares to market by accounting for any difference between the ordinary shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income (provided James Hardie’s ordinary shares satisfy a test for being regularly traded on a qualified exchange or other market). In addition, certain annual tax reporting would be required. U.S. holders should consult their tax advisors concerning the tax consequences to them if James Hardie is a PFIC and the tax elections described above that such U.S. holders may wish to make to mitigate any adverse tax consequences that might arise in the event that James Hardie is a PFIC.
Required Disclosure by U.S. Holders with Respect to Foreign Financial Assets
Certain U.S. holders are required to report information relating to an interest in James Hardie ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in James Hardie ordinary shares. U.S. holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of James Hardie ordinary shares.
You should consult your tax advisor regarding the particular tax consequences of owning and disposing of James Hardie ordinary shares received in the merger, including the effect of any state, local or other non-U.S. tax laws.
Irish Tax Considerations
This is a summary of the principal Irish tax considerations of the acquisition, ownership and disposal of James Hardie ordinary shares received by AZEK stockholders upon the consummation of the merger based on Irish taxation laws and the practices of the Irish Revenue Commissioners (“Irish Revenue”) currently in force in Ireland. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the AZEK stockholders. It deals with AZEK stockholders who beneficially own their AZEK common stock and will own their James Hardie ordinary shares as an investment. Particular rules not discussed below may apply to certain classes of shareholders such as dealers in securities, collective investment schemes, insurance companies, trustees and shareholders who acquired, or are deemed to have acquired, their AZEK common stock by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).
The summary does not constitute tax or legal advice and the comments below are of a general nature only. The summary is not exhaustive and AZEK stockholders should consult their own professional advisers on the tax implications of the merger and of the acquisition, ownership and disposal of James Hardie ordinary shares under the laws of their country of residence, citizenship or domicile. If you are in doubt as to your tax position or are subject to tax in a jurisdiction other than Ireland, you should consult an appropriate professional adviser without delay.
Taxation of Chargeable Gains
The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.
Non-resident Shareholders
AZEK stockholders that are neither resident nor ordinarily resident in Ireland for Irish tax purposes, and whose AZEK common stock was not used in or for the purposes of a trade carried on by such shareholders through an Irish branch or agency or used, held or acquired for use by or for the purposes of an Irish branch or agency, should not be liable for Irish CGT on the cancellation of their AZEK common stock, or on the receipt of James Hardie ordinary shares, cash consideration and cash in lieu of any fractional James Hardie ordinary share, pursuant to the merger.
Any subsequent disposal of James Hardie ordinary shares will not be within the charge to Irish CGT provided the holder of such James Hardie ordinary shares is neither resident nor ordinarily resident in Ireland for Irish tax purposes and their James Hardie ordinary shares were not used in or for the purposes of a trade carried on by such shareholders through an Irish branch or agency or used, held or acquired for use by or for the purposes of an Irish branch or agency.
Irish Resident Shareholders
AZEK stockholders that are resident or ordinarily resident in Ireland for Irish tax purposes or whose AZEK common stock are used in or for the purposes of a trade carried on by such shareholders through an Irish branch or agency or are used, held or acquired for use by or for the purposes of an Irish branch or agency will, subject to the availability of any exemptions or reliefs, generally be within the charge to Irish CGT arising on the cancellation of their AZEK common stock, and the receipt of James Hardie ordinary shares, cash consideration and cash in lieu of any fractional James Hardie ordinary share pursuant to the merger. Such shareholders should consult their tax advisors as to the Irish tax consequences of the merger.
A subsequent disposal of James Hardie ordinary shares by a shareholder who is resident or ordinarily resident in Ireland for Irish tax purposes, or whose James Hardie ordinary shares are used in or for the purposes of a trade carried on by such shareholders through an Irish branch or agency or are used, held or acquired for use by or for the purposes of an Irish branch or agency, will, subject to the availability of any exemptions or reliefs, generally be within the charge to Irish CGT.
A James Hardie shareholder who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish tax on any chargeable gain realized upon a cancellation of his or her AZEK common stock pursuant to the merger or a subsequent disposal of James Hardie ordinary shares, in each case, during the period in which such individual is a non-resident.
Stamp Duty
The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is generally 1% of the greater of the price paid or market value of the shares acquired. Where Irish stamp duty arises, it is generally a liability of the buyer or transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.
No Irish stamp duty should be payable on the cancellation of the AZEK common stock, or the receipt of the James Hardie ordinary shares, cash consideration or cash in lieu of a fractional James Hardie ordinary share, pursuant to the merger.
Irish stamp duty may be payable in respect of transfers of James Hardie ordinary shares, depending on the manner in which the James Hardie ordinary shares are held and the way in which transfers of James Hardie ordinary shares are effected. James Hardie will enter into arrangements with DTC to allow the James Hardie ordinary shares to be settled through the facilities of DTC.
James Hardie Ordinary Shares Held Through DTC
Under Irish tax legislation, the transfer of James Hardie ordinary shares effected by means of the transfer of book-entry interests through DTC should not be subject to Irish stamp duty.
James Hardie Ordinary Shares Held Outside of DTC or Transferred Into or Out of DTC
A transfer of James Hardie ordinary shares other than by means of the transfer of book-entry interests through DTC (including a transfer of James Hardie CUFS, whether off-market and evidenced in writing or through the CHESS system) may be subject to Irish stamp duty. The payment of Irish stamp duty is primarily a legal obligation of the transferee. However, in the case of electronic transfers of CDIs through the CHESS system, no Irish stamp duty will be collected on such transfers unless and until such time as a collection and administration process has been determined by the Irish Revenue.
Holders of James Hardie ordinary shares wishing to transfer their James Hardie ordinary shares into (or out of) DTC may do so without giving rise to Irish stamp duty, provided that:
•	there is no change in the beneficial ownership of such James Hardie ordinary shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such James Hardie ordinary shares by a beneficial owner to a third party.
Due to the potential Irish stamp duty on transfers of James Hardie ordinary shares held outside of DTC, it is strongly recommended that all directly registered AZEK stockholders open broker accounts so that they can receive their James Hardie ordinary shares pursuant to the merger through DTC (or through a broker who in turn holds such shares through DTC). We also strongly recommend that any person who wishes to acquire James Hardie ordinary shares after completion of the merger acquire such shares beneficially (i.e., through DTC).
Dividend Withholding Tax
Distributions made by James Hardie will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.
For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by James Hardie to holders of James Hardie ordinary shares, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of James Hardie ordinary shares, James Hardie is responsible for withholding DWT prior to making such distribution and forwarding the relevant payment to the Irish Revenue.
General Exemptions
Certain shareholders (both individual and corporate) are entitled to an exemption from DWT. Irish domestic law provides that non-Irish resident holders of James Hardie ordinary shares are not subject to DWT on distributions received from James Hardie if such holder of James Hardie ordinary shares is beneficially entitled to the distribution and is either:
•
a person (not being a company) who (i) is neither resident nor ordinarily resident in Ireland for tax purposes; and (ii) is resident for tax purposes in (a) an EU member state or European Economic Area state other than Ireland; (b) a country with which Ireland has a double tax treaty in force by virtue of section 826(1) of the Taxes Consolidation Act 1997 of Ireland (as amended) (the “TCA”); or (c) a country with which Ireland has signed a double tax treaty which will come into force once the procedures set out in section 826(1) of the TCA have been completed (each country described in the foregoing (ii)(a)–(ii)(c), a “Relevant Territory”);

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;
•
a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled, directly or indirectly, by persons who are not resident in a Relevant Territory;

•
a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•
a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above (but subject to “James Hardie Ordinary Shares Held by U.S. Resident Shareholders” below), James Hardie, or in respect of James Hardie ordinary shares held through DTC, any qualifying intermediary appointed by James Hardie, has received from the holder of such James Hardie ordinary shares, where required, the relevant DWT forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT forms, the holders of James Hardie ordinary shares, where required, should furnish the relevant DWT form to:
•
its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by James Hardie) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of James Hardie ordinary shares by the broker) if its James Hardie ordinary shares are held through DTC; or

•	James Hardie’s transfer agent at least seven business days before the record date for the distribution if its James Hardie ordinary shares are held outside DTC.
Links to the various DWT forms are available at http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this filing.
For non-Irish resident holders of James Hardie ordinary shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of James Hardie ordinary shares to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT. James Hardie will be responsible for withholding any taxes required if the payee has not provided proper documentation that they are exempt from such withholding tax.
James Hardie Ordinary Shares Held by U.S. Resident Shareholders
A submission will be made to the Irish Revenue to confirm that distributions paid in respect of James Hardie ordinary shares that are owned by a U.S. resident and held beneficially (i.e., through DTC) will not be subject to DWT, provided the address of the beneficial owner of such James Hardie ordinary shares in the records of the broker holding such James Hardie ordinary shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by James Hardie). It is strongly recommended that such holders of James Hardie ordinary shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by James Hardie).
If any holder of James Hardie ordinary shares that is resident in the United States receives a distribution from which DWT has been withheld, the holder of such James Hardie ordinary shares should generally be entitled to apply for a refund of such DWT from the Irish Revenue, provided the holder of such James Hardie ordinary shares is beneficially entitled to the distribution.
James Hardie Ordinary Shares Held by Residents of Relevant Territories Other Than the United States
Holders of James Hardie ordinary shares who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “General Exemptions” including the requirement to furnish valid DWT forms, in order to receive distributions without suffering DWT. If such holders of James Hardie ordinary shares hold their James Hardie ordinary shares through DTC, they must provide the appropriate DWT forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by James Hardie) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holders of James Hardie ordinary shares by the broker). If such holders of James Hardie ordinary shares hold their James Hardie ordinary shares outside of DTC, they must provide the appropriate DWT forms to James Hardie’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of James Hardie ordinary shares complete the appropriate DWT forms and provide such forms to their brokers or James Hardie’s transfer agent, as the case may be, as soon as possible after receiving their James Hardie ordinary shares.
If any holder of James Hardie ordinary shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of such James Hardie ordinary shares may be entitled to a refund of DWT from the Irish Revenue provided the holder of such shares is beneficially entitled to the distribution.
Shares Held by Other Persons
Holders of James Hardie ordinary shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any holders of James Hardie ordinary shares are exempt from DWT, but receive distributions subject to DWT, such holders of James Hardie ordinary shares may apply for refunds of such DWT from the Irish Revenue.
A submission will be made to the Irish Revenue to confirm that distributions paid in respect of James Hardie ordinary shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to an exemption from DWT if all of the partners complete the appropriate DWT forms and provide such forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by James

Hardie) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of James Hardie ordinary shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.
Qualifying Intermediary
James Hardie is in the process of putting an agreement in place with an entity that is recognized by the Irish Revenue as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of James Hardie ordinary shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after James Hardie delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.
James Hardie will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of James Hardie ordinary shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT forms. Holders of James Hardie ordinary shares that are required to file DWT forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year of issue of the forms and new forms must be filed before the expiration of that period in order to continue to enable them to receive distributions without DWT.
Income Tax on Dividends Paid on James Hardie Ordinary Shares
Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.
A James Hardie shareholder that is neither resident nor ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge (“USC”) on a dividend from James Hardie. An exception to this position may apply where such shareholder holds James Hardie ordinary shares through a branch or agency in Ireland through which a trade is carried on.
A James Hardie shareholder that is neither resident nor ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or liability to the USC. The DWT deducted by James Hardie discharges the liability to income tax and the USC. An exception to this position may apply where such shareholder holds James Hardie ordinary shares through a branch or agency in Ireland through which a trade is carried on.
Irish resident or ordinarily resident shareholders may be subject to Irish tax and (in the case of an individual), the USC and/or Pay Related Social Insurance on dividends received from James Hardie. Such James Hardie shareholders should consult their tax advisors.
Capital Acquisitions Tax (“CAT”)
CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of James Hardie ordinary shares because James Hardie ordinary shares are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.
CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee, and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.
Any holder of AZEK common stock who has any doubt about his or her own taxation position or who is subject to taxation in any jurisdiction other than Ireland is strongly recommended to consult his or her independent professional adviser immediately.

This proxy statement/prospectus contains a discussion of certain U.S. federal income and Irish tax consequences of the merger. This discussion does not address any other non-U.S. tax consequences, nor does it pertain to any state or local income or other tax consequences. You should consult your tax advisors regarding the particular U.S. federal income and Irish tax consequences to you of the merger in light of your particular circumstances, as well as the particular tax consequences to you of the merger under any state, local or other non-U.S. income or other tax laws.
Accounting Treatment
James Hardie prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of AZEK by James Hardie under the acquisition method of accounting in accordance with GAAP. James Hardie will be treated as the acquirer for accounting purposes.
All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated net fair value of AZEK’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of AZEK as compared to the unaudited pro forma information included in this proxy statement/prospectus will have the effect of increasing the goodwill recognized related to the merger.
NYSE Listing; Delisting and Deregistration of AZEK Common Stock
Prior to the completion of the merger, James Hardie has agreed to use its reasonable best efforts to cause the James Hardie ordinary shares to be issued in connection with the merger to be approved for listing on the NYSE. The listing of such James Hardie ordinary shares on the NYSE, subject to official notice of issuance, is also a condition to the closing.
If the merger is completed, AZEK common stock will cease to be listed on the NYSE and AZEK common stock will be deregistered under the Exchange Act.
Litigation Related to the Merger
Beginning on May 19, 2025, certain purported stockholders of AZEK sent demand letters alleging omissions in the registration statement on Form F-4 filed by James Hardie on May 5, 2025, of which this proxy statement/prospectus forms a part. The demand letters seek additional disclosures to remedy these purported deficiencies. AZEK and James Hardie believe that the disclosures set forth in the registration statement comply with applicable law and that the allegations asserted in the demand letters are without merit.
Additional demand letters or lawsuits arising out of or relating to the merger agreement and the transactions contemplated thereby, including the merger, may be filed in the future. See the section entitled “Risk Factors—Risks Related to the Merger” for additional information regarding any such potential litigation.
James Hardie’s Dividend Policy
The James Hardie Board suspended the declaration or payment of cash dividends in November 2022, and James Hardie has not declared or paid dividends on James Hardie ordinary shares since July 29, 2022, when it paid a dividend of $0.30 per share. The terms of the merger agreement limit James Hardie’s ability to declare or pay dividends prior to the completion of the merger.
For additional information on the treatment of dividends under the merger agreement, see the section entitled “The Merger Agreement—Covenants and Agreements” of this proxy statement/prospectus.
James Hardie shareholders and AZEK stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
Restrictions on Sales of Ordinary Shares Received in the Merger
All James Hardie ordinary shares received by AZEK stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for James Hardie ordinary shares received by any AZEK stockholder who becomes an “affiliate” of James Hardie after completion of the merger (such as AZEK directors or executive officers who become directors or executive officers of James Hardie after the merger). This proxy statement/prospectus does not cover resales of James Hardie ordinary shares received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT
This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which, as amended through the date hereof, is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the entire merger agreement.
Explanatory Note Regarding the Merger Agreement
The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about James Hardie or AZEK. Factual disclosures about AZEK and James Hardie contained in this proxy statement/prospectus or in the public reports of AZEK and James Hardie filed with the SEC (as described in the section entitled “Where You Can Find More Information”) may supplement, update or modify the disclosures about AZEK and James Hardie contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a merger of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in James Hardie’s or AZEK’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about AZEK or James Hardie at the time they were made or otherwise.
Structure of the Merger
The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement and in accordance with the DGCL, at the effective time, Merger Sub will be merged with and into AZEK. As a result of the merger, the separate corporate existence of Merger Sub will cease, and AZEK will continue as the surviving corporation and an indirect wholly owned subsidiary of James Hardie. The certificate of incorporation of AZEK, as in effect immediately prior to the effective time, will be amended and restated in its entirety as set forth in Exhibit A to the merger agreement and, as so amended and restated, will be the certificate of incorporation of the surviving corporation. The bylaws of Merger Sub, as in effect immediately prior to the completion of the merger, will be the bylaws of the surviving corporation, except with respect to the name of the surviving corporation, which shall be “The AZEK Company Inc.”
Merger Consideration
At the effective time, upon the terms and subject to the conditions set forth in the merger agreement, each share of AZEK common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive $26.45 in cash, without interest, and 1.0340 James Hardie ordinary shares and, if applicable, cash in lieu of any fractional James Hardie ordinary share.
Treatment of Equity Awards
Treatment of Restricted Stock Unit Awards
At the effective time, each then-outstanding AZEK RSU Award that was granted to a non-employee director of AZEK will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of AZEK common stock subject to such AZEK RSU Award, less applicable tax withholdings.

At the effective time, each then-outstanding AZEK RSU Award, other than those held by any non-employee directors, will be assumed by James Hardie and converted into (A) a James Hardie RSU Award covering a number of James Hardie ordinary shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK RSU Award by (2) the exchange ratio and (B) a James Hardie Cash Award having a value equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK RSU Award by (2) the cash consideration. Each James Hardie RSU Award and each James Hardie Cash Award will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK RSU Award.
Treatment of Performance Stock Unit Awards
At the effective time, each then-outstanding AZEK PSU Award will be assumed by James Hardie and converted into (A) a James Hardie RSU Award covering a number of James Hardie ordinary shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK PSU Award by (2) the exchange ratio and (B) a James Hardie Cash Award having a value equal to the product obtained by multiplying (1) the number of shares of AZEK common stock subject to the AZEK PSU Award by (2) the cash consideration. Each James Hardie RSU Award and each James Hardie Cash Award will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK PSU Award but will not be subject to any performance conditions following the closing. For purposes of the foregoing calculations, the number of shares of AZEK common stock subject to the AZEK PSU Award shall be determined based on (i) for fiscal years 2024 and 2025, actual performance, (ii) for fiscal year 2026, if the performance period is more than half-complete at the time of closing, the greater of target and actual performance; otherwise, at target performance, and (iii) for fiscal year 2027, target performance.
Treatment of Stock Options
At the effective time, each then-outstanding Settled AZEK Stock Option will be canceled in exchange for the right to receive an amount in cash equal to the value of the merger consideration, less the exercise price and applicable tax withholdings.
At the effective time, each then-outstanding AZEK Stock Option, other than any Settled AZEK Stock Option, will be assumed by James Hardie and converted into a James Hardie Share Option to purchase a number of James Hardie ordinary shares (rounded down to the nearest whole number of shares) equal to the product of (A) the number of shares of AZEK common stock subject to such AZEK Stock Option multiplied by (B) the equity award exchange ratio, which James Hardie Share Option shall have an exercise price per James Hardie ordinary share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of AZEK common stock subject to such AZEK Stock Option by (B) the equity award exchange ratio. Each James Hardie Share Option will be subject to the same terms and conditions as were applicable to such award immediately prior to the effective time, including the vesting schedule applicable to the corresponding AZEK Stock Option.
Closing and Effectiveness of the Merger
Unless another time, date or place is agreed to in writing by AZEK and James Hardie, the closing will occur at 9:00 a.m. (Chicago, Illinois time) on a date to be specified by AZEK and James Hardie, but no later than the third business day after the satisfaction or waiver of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions).
Concurrently with the closing, AZEK will cause the certificate of merger to be filed with the Delaware Secretary of State pursuant to the DGCL, and the merger will become effective at the time such certificate of merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between James Hardie and AZEK and specified in the certificate of merger (such time, the “effective time”).
Conversion of Shares; Exchange of Certificates; Fractional Shares
The conversion of shares of AZEK common stock (other than excluded shares) into the right to receive the merger consideration will occur automatically at the effective time. Each excluded share held by AZEK as treasury stock, or held directly by James Hardie or Merger Sub, will automatically be canceled and no consideration will be delivered in respect of such excluded shares. At the effective time, each share of AZEK common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive $26.45 in cash, without interest, and 1.0340 James Hardie ordinary shares and, if applicable, cash in lieu of any fractional James Hardie ordinary share.
As promptly as practicable after the effective time, and in no event later than the fifth business day after such time, James Hardie’s exchange agent will mail a letter of transmittal to each holder of record of a certificate that immediately prior to the effective time of the merger represented outstanding shares of AZEK common stock. The letter of transmittal will specify that delivery of certificates will be effected and risk of loss and title to such certificates will pass only upon proper delivery of such certificates (or affidavits of loss in lieu of such certificates) to the exchange agent and will be in the form and have such other provisions as James Hardie may reasonably specify. The letter of transmittal will be accompanied by instructions (in the form and having such provisions as James Hardie may reasonably specify) for use in effecting the surrender of the certificates in exchange for cash in an amount equal to the sum of the following (collectively, the “exchange payment”): (i) the cash consideration multiplied by the number of shares of AZEK common stock previously represented by such certificates; (ii) the number of James Hardie ordinary shares (which will be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such certificates pursuant to the merger agreement; (iii) any dividends or distributions payable pursuant to the merger agreement; and (iv) cash in lieu of any fractional James Hardie ordinary share payable pursuant to the merger agreement. Upon surrender of a certificate (or affidavit of loss in lieu thereof) for cancelation to the exchange agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions, and such other documents as may be required pursuant to such instructions, the holder of such certificate will be entitled to receive in exchange, and James Hardie will use its reasonable best efforts to cause the exchange agent to pay and deliver in exchange, as promptly as reasonably practicable, the exchange payment. AZEK stockholders should not return stock certificates with the enclosed proxy card.
No holder of book-entry shares will be required to deliver a certificate or letter of transmittal or surrender such book-entry shares to the exchange agent. In lieu thereof, each book-entry share will automatically on the completion of the merger be entitled to receive, and James Hardie will use its reasonable best efforts to cause the exchange agent to pay and deliver in exchange therefor as promptly as reasonably practicable the exchange payment. No interest will be paid or will accrue for the benefit of holders of the certificates or book-entry shares on the cash or other merger consideration payable pursuant to the merger agreement.
Following the effective time, shares of AZEK common stock will no longer be outstanding, will be automatically canceled and will cease to exist, and each certificate or book-entry share that represented shares of AZEK common stock immediately prior to the completion of the merger will cease to have any rights with respect to such common stock, other than the right to receive the merger consideration as described above and subject to the terms and conditions set forth in the merger agreement.
The holders of James Hardie ordinary shares issued in exchange for certificates or book-entry shares as described above will receive, without interest (i) at the time of delivery of the AZEK common stock by the exchange agent, the amount of dividends or other distributions, if any, with a record date after the effective time paid with respect to such James Hardie ordinary shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the effective time but before the delivery of James Hardie ordinary shares by the exchange agent and a payment date subsequent to such delivery of such James Hardie ordinary shares by the exchange agent pursuant to the merger agreement, payable with respect to such James Hardie ordinary shares.
Each of James Hardie, AZEK, the surviving corporation and the exchange agent will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable tax law. Any amounts so withheld will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.
All James Hardie ordinary shares issued pursuant to the merger agreement will be issued in book-entry form.
Representations and Warranties; Material Adverse Effect
The merger agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications (including exceptions to the effect that there have not been, and would not reasonably be expected to be, a “material adverse effect” (as defined below)).

The representations and warranties made by each party under the merger agreement relate to, among other things:
•	due organization, valid existence, good standing and qualification to do business;
•	capitalization and ownership of subsidiaries;
•	corporate authorization of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;
•	the unanimous approval and recommendation by their board of directors of the merger agreement and the transactions contemplated by the merger agreement;
•	required consents and approvals from governmental entities;
•	the absence of any conflicts or violations of organizational documents and other agreements or laws;
•	documents filed with the SEC (and, in the case of James Hardie and Merger Sub, with the Australian Securities and Investments Commission) and financial statements;
•	internal controls and disclosure controls and procedures relating to financial reporting;
•	the absence of certain changes or events;
•	conduct of their businesses in the ordinary course and the absence of a “material adverse effect”;
•	the absence of certain undisclosed liabilities;
•	the absence of certain legal proceedings, investigations and governmental orders;
•	possession of, and compliance with, permits necessary for the conduct of such party’s business;
•	accuracy of information supplied or to be supplied in connection with this proxy statement/prospectus;
•	employee benefit plans;
•	employment and labor matters;
•	tax matters;
•	material contracts;
•	intellectual property, information technology and data protection;
•	real and personal property;
•	environmental matters;
•	customers and suppliers;
•	compliance with certain domestic and foreign corruption laws and customs and international trade laws;
•	insurance policies; and
•	brokers and transaction-related fees and expenses.
The merger agreement also contains additional representations and warranties of AZEK, relating to, among other things, the following:
•	AZEK stockholder approval;
•	applicable takeover statutes and provisions; and
•	opinions from financial advisors.
The merger agreement also contains additional representations and warranties by James Hardie and Merger Sub, including, among other things, that no vote of James Hardie shareholders is required to complete the merger, that James Hardie, Merger Sub and their affiliates are not “interested stockholders” within the meaning of AZEK’s certificate of incorporation, and relating to the sufficiency of James Hardie’s funds in connection with the merger and James Hardie’s debt financing commitments.

The representations and warranties of each of the parties to the merger agreement will expire upon the completion of the merger.
Certain of the representations and warranties made by the parties are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to James Hardie or AZEK, means any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of the referenced party and its subsidiaries, taken as a whole, except that, for purposes of the definition of “material adverse effect,” none of the following (or the results thereof) will constitute a material adverse effect or be taken into account in determining whether a material adverse effect has occurred:
•
changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates, tariffs and trade wars;

•	general changes or developments in any of the industries or markets in which the referenced party or any of its subsidiaries operate;
•	adoption, implementation, repeal, modification or amendment of any applicable laws, change in GAAP or proposals for the foregoing or interpretations or enforcement thereof;
•
acts of war (whether or not declared), hostilities, military actions or acts of terrorism, cyberterrorism (to the extent not specifically targeting the referenced party) or any escalation or worsening of the foregoing, weather-related events, fires, natural disasters, epidemics, pandemics, plagues or other outbreaks or public health events (including COVID-19) or any other acts of God;

•
any change in the price or trading volume of the referenced party’s securities or other financial instruments or change in the referenced party’s credit rating, in and of itself (except that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “material adverse effect” may constitute or be taken into account in determining whether a material adverse effect has occurred);

•
any failure by the referenced party to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any published analyst or other third-party estimates or expectations of the referenced party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (except that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “material adverse effect” may constitute or be taken into account in determining whether a material adverse effect has occurred);

•
any action taken or (to the extent the relevant action is expressly permitted by the terms of the merger agreement) not taken at the express written request of the other party after the date of the merger agreement;

•
the identity of the other party and, other than with respect to a representation or warranty contained in the merger agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the completion of the merger or the performance of obligations under the merger agreement, the execution of the merger agreement, the public announcement, pendency or completion of the merger or the other transactions contemplated by the merger agreement (including, to the extent resulting from the foregoing, any effect on any of the referenced party or its subsidiaries’ relationships with its respective customers, suppliers or employees); or

•	any matter disclosed against the other party’s representations and warranties in such other party’s disclosure letter;
provided that the exceptions in the first four bullets will not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such bullets have a disproportionate impact on the referenced party and its subsidiaries, taken as a whole, relative to the other participants in the industries in which the referenced party and its subsidiaries operate.

Covenants and Agreements
Conduct of Business
Each of James Hardie and AZEK has agreed to certain covenants in the merger agreement restricting the conduct of its respective business between March 23, 2025 and the earlier of the effective time and the termination of the merger agreement in accordance with its terms.
Conduct of Business of AZEK
In general, AZEK has agreed that prior to the effective time or the termination of the merger agreement in accordance with its terms, except as may be required by law, as may be agreed in writing by James Hardie (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly contemplated or required by the merger agreement, it will and will cause its subsidiaries to:
•	use commercially reasonable efforts to conduct the business of AZEK and its subsidiaries in the ordinary course of business; and
•	to the extent consistent with the prior bullet, use commercially reasonable efforts to:
•	preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, governmental authorities and business partners; and
•	keep available the services of key employees and comply in all material respects with applicable law with respect to employee hiring practices and promotion practices.
In addition, AZEK has agreed that, prior to the effective time or the termination of the merger agreement in accordance with its terms, except as may be required by law, as may be agreed in writing by James Hardie (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly contemplated or required by the merger agreement, it will not and will cause its subsidiaries not to, directly or indirectly:
•
amend its certificate of incorporation, bylaws or such equivalent organizational or governing documents of any of its subsidiaries (except for amendments to such documents of its subsidiaries that would not be materially adverse to James Hardie or Merger Sub or that would not and would not be reasonably expected to delay/prevent the merger);

•
(1) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of, or (2) issue, sell, pledge, dispose of, encumber, grant or authorize, in each case, any of their capital stock or other equity or voting securities or other equity interests or any options, warrants, convertible securities or other rights to acquire any shares of their capital stock or other equity or voting securities or other equity interests (including, in the case of clause (2), equity-based compensation), with certain exceptions;

•
declare, set aside, authorize, make or pay any dividend or other distribution with respect to their capital stock or other equity interests, other than certain intercompany dividends paid by AZEK’s wholly owned subsidiaries to AZEK or its wholly owned subsidiaries;

•	except to the extent required under an existing employee benefit plan in effect on March 23, 2025:
•	establish, adopt, enter into any new, amend, terminate, or accelerate rights under any employee benefit plan;
•	grant or pay or commit to grant or pay any bonus, incentive or profit-sharing award or payment (including any equity or equity-based incentive);
•
communicate in writing with employees regarding the compensation, benefits or other treatment they will receive following the completion of the merger, unless such communications are consistent with the terms of the merger agreement;

•
except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations for any employee benefit plan, make any voluntary contributions to an employee benefit plan or materially change the manner in which, or basis for determining how, plan contributions are made; or

•	with respect to any current or former employee, director or individual service provider of AZEK or its subsidiaries:
•
increase or commit to increase wages, salary, bonuses, commissions, fringe benefits, severance or other compensation, benefits or remuneration (including equity or equity-based compensation, whether payable in stock, cash or other property);

•	accelerate any payment, benefit or vesting of any equity or equity-based award or the funding of any payment or benefit; or
•
enter into any employment, severance, change in control, retention, individual consulting or similar agreement (other than ordinary course offer letters that provide for at-will employment (or employment, if at-will employment is prohibited by local law) without any severance, retention or change in control benefits for permitted newly hired employees or individual service providers);

•	hire, engage, promote or terminate (other than for cause) any employee or other individual service provider who is or would be entitled to receive annual base compensation of $250,000 or more;
•	make any loan or advance (other than travel and similar advances to employees in the ordinary course of business) to any employee in excess of $100,000 in the aggregate;
•
forgive any loans or advances to any officers, employees or directors in excess of $100,000 in the aggregate, or change existing borrowing or lending arrangements for any such persons pursuant to an employee benefit plan or otherwise;

•
acquire (by any method) any corporation, partnership, limited liability company, joint venture, other business organization, or the business or assets of any third party constituting a business or any portion thereof for consideration over $25 million in the aggregate;

•
sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur a lien on or otherwise transfer or encumber any of their assets, business, properties or rights, having a fair market value in excess of $5 million individually or $25 million in the aggregate, except for sales of inventory and accounts receivable in the ordinary course of business, dispositions of obsolete tangible assets or expired inventory, certain intracompany transfers among AZEK entities, permitted liens, non-exclusive licenses of intellectual property rights to customers and suppliers in their capacities as such, and certain other immaterial transactions;

•
(1) redeem, pay, discharge, defease or satisfy any indebtedness that has a repayment cost, “make whole” amount, premium, prepayment penalty or similar obligation (other than certain intercompany indebtedness among AZEK entities) or (2) cancel any material indebtedness or, except in the ordinary course of business, settle, waive or amend any claims or rights of substantial value;

•
(1) except for certain intercompany indebtedness among AZEK entities, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or issue or sell any of their debt securities (or options, warrants, calls or other rights to acquire any debt securities) except for indebtedness under AZEK’s existing credit facilities in the ordinary course of business, (2) except in the ordinary course of business, incur or assume any other form of indebtedness or (3) make any loans, advances or capital contributions to, or investments in, any other person, other than loans, advances of capital contributions to, or investments in, AZEK or its subsidiaries or trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business;

•
except in the ordinary course of business, (1) terminate, materially amend, supplement or modify, or waive any material rights under any material contact or lease or (2) enter into any new lease or any contract that would be a material contract;

•
(1) modify, extend or enter into any collective bargaining or other similar labor-related agreement or (2) recognize or certify any labor union, labor organization, works council or similar for any AZEK employees;

•	make any material change to its methods of financial accounting, except as required by GAAP or Regulation S-X of the Exchange Act;

•	make any capital expenditures that, together with all their other capital expenditures exceed by more than 10% certain specified budgeted amounts for specified periods;
•
with certain exceptions, release, compromise, assign, settle or agree to settle any legal, administrative or similar proceedings, other than settlements solely involving monetary obligations of AZEK or its subsidiaries for an amount not greater than $2.5 million individually or $10 million in the aggregate;

•	fail to use commercially reasonable efforts to maintain in effect existing material insurance policies;
•	cancel, dedicate to the public, disclaim, forfeit, reexamine or, other than in the ordinary course of business, abandon or allow to lapse any material intellectual property;
•
(1) make, change or revoke any material tax election, (2) file any material amendment to a material tax return, (3) settle, consent to or compromise any audit, proceeding or action with respect to a material amount of taxes for an amount materially in excess of the amount reserved therefor, (4) agree to an extension or waiver of the statute of limitations with respect to any material taxes (other than in connection with extensions to file tax returns obtained in the ordinary course), (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to a material amount of tax, (6) surrender any right to claim a material tax refund, (7) change any material aspect of its method of tax accounting or (8) request any material tax ruling;

•
knowingly take any action (other than an action expressly contemplated or required under the merger agreement) or knowingly fail to take any action (other than an action prohibited by the merger agreement) with the knowledge that such action or failure to act could reasonably be expected to cause James Hardie to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the merger;

•	merge or consolidate with any person or entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization;
•	implement any material reduction in force program with respect to the full-time salaried employees of the AZEK entities outside the ordinary course of business;
•	implement any closure of a facility that is material to the business of AZEK and its subsidiaries, taken as a whole; or
•	enter into any contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.
Conduct of Business of James Hardie
James Hardie has agreed that, prior to the effective time or the termination of the merger agreement in accordance with its terms, except as may be required by law, as may be agreed in writing by AZEK (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly contemplated or required by the merger agreement, it will use commercially reasonable efforts to conduct its business in the ordinary course and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, governmental authorities and business partners, and that it will not, directly or indirectly:
•
amend James Hardie’s and Merger Sub’s certificate of incorporation or bylaws in a manner that would be materially or disproportionately (relative to other holders of James Hardie ordinary shares) adverse to AZEK stockholders or would, or would reasonably be expected to, delay or prevent the closing or other transactions contemplated by the merger agreement;

•
with certain exceptions, repurchase or otherwise acquire James Hardie ordinary shares, unless (1) in connection with the acceptance of shares as payment for the exercise price of equity awards or as payment for taxes incurred in connection with the exercise, vesting or settlement of the equity awards, (2) in the ordinary course under its presently authorized share repurchase program or (3) not effected prior to the closing;

•
allot, issue or sell James Hardie ordinary shares or other equity or voting securities of James Hardie or options, warrants, convertible securities or other rights to acquire any such securities, except (1) upon the exercise of James Hardie equity awards in accordance with the terms of the applicable underlying plan, or pursuant to James Hardie’s employee stock purchase plan as of March 23, 2025, or (2) pursuant to any James Hardie equity plan or other James Hardie compensation plan in the ordinary course of business;
•
knowingly take any action (other than an action expressly contemplated or required under the merger agreement) or knowingly fail to take any action (other than an action prohibited by the merger agreement) with the knowledge that such action or failure to act could reasonably be expected to cause James Hardie to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the merger;

•	declare, authorize, make or pay any dividend or other distribution payable in cash, stock, property or otherwise, with respect to its share capital or other equity interests;
•	merge or consolidate James Hardie with any person or adopt a plan of complete or partial liquidation or dissolution with respect to James Hardie;
•	adjust, split, reverse split, combine, subdivide or reclassify James Hardie’s share capital;
•
terminate or materially amend or modify the Amended and Restated Final Funding Agreement that James Hardie is party to with the government of New South Wales, or enter into a similar agreement with a governmental authority providing for asbestos-related funding obligations that would be binding on the combined company after the closing;

•	make any material change to its methods of financial accounting, except as required by GAAP or Regulation S-X of the Exchange Act;
•	acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any business for consideration in excess of $300 million in the aggregate;
•	sell, dispose of or otherwise transfer any business or assets of James Hardie and its subsidiaries having a fair market value in excess of $300 million in the aggregate; or
•	enter into any contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.
Stockholder Meeting and AZEK Recommendation
The merger agreement requires AZEK to (i) as soon as reasonably practicable following effectiveness of the registration statement of which this proxy statement/prospectus forms a part, duly call, give notice of, convene (on a date selected by AZEK in consultation with James Hardie that is within 50 days of the effectiveness of this registration statement, subject to adjournment or postponement) and hold a meeting of its stockholders, for the purpose of seeking the approval of the merger proposal, (ii) submit the merger proposal to the AZEK stockholders at such meeting and (iii) not submit any other proposal to the AZEK stockholders in connection with such meeting (other than the merger-related compensation proposal and the adjournment proposal) without the prior written consent of James Hardie. The merger agreement further requires AZEK, as promptly as reasonably practicable after March 23, 2025, in consultation with James Hardie, to set a record date for such stockholder approval and not to change such record date without the prior written consent of James Hardie (not to be unreasonably withheld, conditioned or delayed). AZEK is only entitled to adjourn or postpone such meeting without James Hardie’s consent (1) after consultation with James Hardie, if adjournment or postponement is required by law to ensure any supplement or amendment to this proxy statement/prospectus or the registration statement is provided to stockholders within a reasonable amount of time in advance of the special meeting, or (2) if there are not sufficient votes at the special meeting to constitute a quorum or to obtain approval of the merger proposal (to allow additional time for solicitation of proxies), subject to certain limits on the number and length of such adjournments or postponements and so long as no resulting change in the record date would be required. In addition, James Hardie has the right to require AZEK to effect adjournments or postponements of the stockholder meeting for a period up to 25 business days in the aggregate under the circumstances described in the foregoing clause (2) so long as no resulting change in the record date would be required.
If the AZEK Board has not made an adverse recommendation change pursuant to the terms of the merger agreement, the AZEK Board will (1) make the AZEK recommendation, (2) include the AZEK recommendation in this proxy statement/prospectus and (3) use its reasonable best efforts to (a) solicit from its stockholders proxies in favor of the merger proposal and (b) take all other action necessary or advisable to secure stockholder approval.
Even if an adverse recommendation change has been made pursuant to the terms of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, the obligations of the parties under the merger agreement will continue in full force and effect and will not be affected by the commencement, public proposal, public disclosure or communication to AZEK of any acquisition proposal, as defined below under “No Solicitation.”
For purposes of the merger agreement, an “adverse recommendation change” refers to the AZEK Board (i) the withdrawing, qualifying or modifying, or publicly proposing to withdraw, qualify or modify, the AZEK recommendation, in each case in a manner adverse to James Hardie or Merger Sub or (ii) approving, authorizing, declaring advisable or recommending any acquisition proposal.
Appropriate Action; Consents; Filings
Each of James Hardie and AZEK has agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to complete the transactions contemplated by the merger agreement and to cause the conditions to the completion of the merger to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable:
•
the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods, and other confirmations from any governmental authority or other person or entity that are or may become necessary, proper or advisable in connection with the merger;

•
the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with governmental authorities) that are or may become necessary, proper or advisable in connection with the merger;

•
the taking of all reasonable steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a legal, administrative or other similar proceeding or action by any governmental authority or other person or entity in connection with the merger;

•
the defending of any lawsuits or other legal, administrative or other similar proceedings or actions, whether judicial or administrative, challenging the merger agreement or that would otherwise prevent or delay the completion of the merger in accordance with the terms of the merger agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other governmental authority vacated or reversed; and

•	the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to complete the transactions contemplated by the merger agreement.
Each of the parties to the merger agreement agreed to, in consultation and cooperation with the other parties and as promptly as reasonably practicable, make its respective filings under the HSR Act (which the parties filed on May 1, 2025). Neither James Hardie nor AZEK will withdraw any such filings or applications without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed, and none of James Hardie, Merger Sub or AZEK will enter into any timing or similar agreement or otherwise agree to extend the expiration or termination of any waiting period applicable under the HSR Act without the other party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, none of James Hardie or its affiliates will be required to, and without the prior written consent of James Hardie, AZEK will not grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment (other than government filing fees), to any third party in connection with seeking or obtaining its consent to the transactions contemplated by the merger agreement.
Each of the parties has agreed to (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any governmental authority regarding the transactions contemplated by the merger agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a governmental authority or in connection with any legal, administrative or other similar proceeding or action initiated by a governmental authority or private party, including informing the other party as soon as reasonably practicable of any such investigation, inquiry or legal, administrative or other similar proceeding or action, and consulting in advance, to the extent practicable, before making any presentations or submissions to a governmental authority, or, in connection with any legal, administrative or other similar proceeding or action initiated by a private party, to any other person or entity.
Each of the parties has also agreed to give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any governmental authority, or, in connection with any legal or administrative or other similar proceeding or action by a private party, with any other person or entity, and to the extent not prohibited by applicable law or by the applicable governmental authority or other person or entity, and to the extent reasonably practicable, not participate in or attend any meeting or conference, or engage in any substantive communication, with any governmental authority or such other person or entity in respect of the transactions contemplated by the merger agreement without the other party, and in the event one party is prohibited from, or unable to participate in, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto.
Subject to certain limitations (including with respect to sensitive information of a party), each party has agreed to furnish to the other copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective representatives, on the one hand, and any governmental authority or members of any government authority’s staff (or any other person or entity in connection with any legal, administrative or other similar proceeding or action initiated by a private party), on the other hand, with respect to the transactions contemplated by the merger agreement.
Notwithstanding anything in the merger agreement to the contrary and consistent with James Hardie’s reasonable best efforts obligations under the relevant sections of the merger agreement, James Hardie, Merger Sub and James Hardie’s subsidiaries have agreed to take any and all actions and to do all things necessary, proper or advisable to eliminate each and every impediment under any antitrust law, to obtain the consent or cooperation of any other person and to satisfy the conditions to closing, in each case so as to enable the completion of the merger as promptly as reasonably practicable (and in any event prior to the termination date), including (i) defending through litigation any proceeding asserted by a governmental authority with respect to the merger agreement, the merger or the other transactions contemplated by the merger agreement that seeks or would reasonably be expected to prevent, prohibit, interfere with or delay the closing and (ii) agreeing to, committing to, proffering, proposing or taking any action required to sell, divest, hold separate, lease, license transfer, dispose of or otherwise encumber or impair or take any other action with respect to either party’s or their respective affiliates’ assets, properties, businesses or product lines or their ability to own or operate any of the foregoing or any other restriction with respect to their freedom to operate (any of the foregoing in this clause (ii), a “remedy action”).
Notwithstanding the preceding paragraph, James Hardie and its subsidiaries will not be required to agree to any remedy actions with respect to any business and products of (i) the AZEK entities that, individually or in the aggregate, generated net sales in excess of $140 million during AZEK’s 2024 fiscal year, or (2) of James Hardie and its subsidiaries. AZEK will not, without James Hardie’s prior written consent, agree to any remedy actions and no party will be required to agree to any remedy actions unless they are conditioned upon the completion of the transactions contemplated by the merger agreement. James Hardie will consult with AZEK and consider in good faith AZEK’s views with respect to any possible or actual remedy action.
Each of James Hardie and AZEK agreed, between March 23, 2025 and the earlier of the effective time and the termination of the merger agreement, that it and its subsidiaries would not complete, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the receipt of the required regulatory approval or the completion of the merger.

No Solicitation
AZEK has agreed between March 23, 2025 and the earlier of the completion of the merger and the termination of the merger agreement:
•
that it will, and will cause its subsidiaries and its and their respective officers and directors to, immediately cease and terminate, and will instruct and use reasonable best efforts to cause its and their respective other representatives to immediately cease and terminate, all existing discussions, negotiations and communications with any person or entity with respect to any “acquisition proposal,” which term refers to a proposal or offer from any person or entity providing for any (1) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving AZEK pursuant to which any such person or entity (including such person’s, entity’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, 20% or more of the voting power of AZEK, (2) sale or other disposition, directly or indirectly, of assets of AZEK (including the capital stock or other equity interests of any of its subsidiaries) or any subsidiary of AZEK representing 20% or more of the consolidated assets, revenues or net income of AZEK and its subsidiaries, taken as a whole, (3) issuance or sale or other disposition of capital stock or other equity interests representing 20% or more of the voting power of AZEK, (4) tender offer, exchange offer or any other transaction or series of transactions in which any person or entity would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing 20% or more of the voting power of AZEK or (5) any related combination of the foregoing;

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that it will not, and will not authorize, and will use its reasonable best efforts not to permit any of its representatives to, directly or indirectly (1) initiate, seek, solicit, knowingly facilitate, knowingly encourage or knowingly induce or knowingly take any other action reasonably expected to lead to an acquisition proposal, (2) engage in negotiations or discussions with or provide any non-public information or non-public data to any person or entity relating to or for the purpose of encouraging or facilitating an acquisition proposal or grant any waiver or release under any standstill, confidentiality or other similar agreement (unless the AZEK Board determines in good faith that the failure to grant such waiver or release would be inconsistent with its fiduciary duties under applicable law, in which case AZEK may waive any such standstill provision in order to permit a third party to make and pursue an acquisition proposal) or (3) resolve to do any of the foregoing;

•
it will not provide access (and will terminate any such access) to any third party to any data room that has been set up in the context of a possible acquisition proposal which contains any information of AZEK or any of its subsidiaries; and

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it will demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible acquisition proposal with AZEK or any of its subsidiaries.

Notwithstanding the foregoing, prior to obtaining stockholder approval, if AZEK receives a bona fide written acquisition proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respect, of the merger agreement, then AZEK may:
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contact the person or entity who has made such acquisition proposal solely to clarify the terms of such acquisition proposal so that the AZEK Board (or any committee thereof) may inform itself about such acquisition proposal;

•
furnish information concerning its business, properties or assets to such person or entity or any of the representatives of the person or entity who has made such acquisition proposal pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to AZEK than those contained in the confidentiality agreement, dated as of January 23, 2025, between James Hardie and AZEK; provided, that, if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other person or entity than those contained in the confidentiality agreement between James Hardie and AZEK, AZEK will promptly (and in any case within 24 hours) provide James Hardie notice and a copy of such provisions, if any, and upon such notice, the confidentiality agreement between James Hardie and AZEK will be deemed to be automatically (and permanently) amended to delete the standstill provisions or conform the provisions with such more favorable provisions, as applicable; and
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negotiate and participate in discussions and negotiations with such person or entity or any of the representatives of the person or entity concerning such acquisition proposal if, in the case of the circumstances described in the immediately preceding clause of this bullet and the prior bullet point, the AZEK Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such acquisition proposal is or is reasonably likely to constitute or result in a “superior proposal,” which term refers to a bona fide written acquisition proposal (except that references to “20% or more” in the definition of “acquisition proposal” are replaced with references to “more than 50%”) that the AZEK Board determines in good faith (1) to be reasonably likely to be completed if accepted and (2) to be more favorable to AZEK stockholders from a financial point of view than the merger and the other transactions contemplated by the merger agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the merger agreement, and any changes to the terms of the merger agreement offered by James Hardie in response to such acquisition proposal.

AZEK will (i) promptly (and in any case within 24 hours) provide James Hardie notice (a) of the receipt of any acquisition proposal, which notice will include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the material terms and conditions of the acquisition proposal and (b) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, AZEK or any of its representatives concerning an acquisition proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the material terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (ii) promptly (and in any case within 24 hours) make available to James Hardie copies of all material non-public information, including copies of written materials relating to AZEK and its subsidiaries made available by AZEK to the proposing party but not previously made available to James Hardie and (iii) keep James Hardie informed on a reasonably prompt basis (and, in any case, within 24 hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such acquisition proposal or other inquiry, offer, proposal or request, providing to James Hardie copies of any additional or revised written proposals, written indications of interest or draft agreements relating to such acquisition proposal or other inquiry, offer, proposal or request, or other written materials that describe any of the material terms and conditions of such acquisition proposal or other inquiry, offer, proposal or request. AZEK and its subsidiaries will not enter into any agreement with any person or entity that prohibits AZEK from providing any information to James Hardie in accordance with the foregoing provisions.
Adverse Recommendation Change; Certain Prohibited Actions
Except as permitted by the merger agreement in the case of a superior proposal or an intervening event (in each case, as described below), neither the AZEK Board, nor any committee thereof will (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify the AZEK Board’s recommendation that the stockholders adopt the merger agreement, in each case in a manner adverse to James Hardie or Merger Sub or (ii) approve, authorize, declare advisable or recommend any acquisition proposal.
Superior Proposal
Subject to the non-solicitation obligations described above and the obligations further described in this paragraph, if, prior to receipt of the stockholder approval, the AZEK Board receives an acquisition proposal that it determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a superior proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respect, of the merger agreement, the AZEK Board may (i) effect an adverse recommendation change or (ii) terminate the merger agreement pursuant to the superior proposal termination right if, in each case, (a) AZEK has notified James Hardie in writing that the AZEK Board intends to effect an adverse recommendation change or terminate the merger agreement pursuant to the superior proposal termination right, (b) AZEK has provided James Hardie a copy of the proposed definitive agreements and other proposed transaction documentation between AZEK and the person or entity making such superior proposal, if any, (c) for a period of four business days following the notice delivered pursuant to clause (a) above, AZEK will have discussed and negotiated in good faith (in each case only if James Hardie desires to negotiate) with James Hardie’s representatives any proposed modifications to the terms and conditions of the merger agreement so that the acquisition proposal is no longer a superior proposal (provided that any amendment to any material term or condition of any superior proposal will require a new notice and a new negotiation period that will expire on the later to occur of (x) two business days following delivery of such new notice from AZEK to James Hardie and (y) the expiration of the original four-business-day period described in this clause (c)) and (d) no earlier than at the end of such negotiation period, the AZEK Board will have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the merger agreement, that such acquisition proposal still constitutes a superior proposal; provided that AZEK must also pay or cause to be paid to Merger Sub (or its designee) the termination amount in accordance with the merger agreement prior to or substantially concurrently with such termination.
Intervening Event
Subject to the non-solicitation obligations described above and the obligations further described in this paragraph, other than in connection with a superior proposal and prior to the stockholder approval, the AZEK Board may, in response to an intervening event, withdraw, qualify, or modify, or publicly propose to withdraw, qualify or modify, the AZEK recommendation only if (i) the AZEK Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (ii) AZEK has notified James Hardie in writing that the AZEK Board intends to effect such adverse recommendation change (which notice will specify the facts and circumstances providing the basis of the intervening event and for the determination of the AZEK Board to effect such adverse recommendation change in reasonable detail), (iii) for a period of four days following the notice delivered pursuant to clause (ii) above, AZEK will have discussed and negotiated in good faith (in each case only if James Hardie desires to negotiate) with James Hardie’s representatives any proposed modifications to the terms and conditions of the merger agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties of the AZEK Board under applicable law (it being understood and agreed that any material change to the relevant facts and circumstances will require a new notice and a new negotiation period that will expire on the later to occur of (a) two business days following delivery of such new notice from AZEK to James Hardie and (b) the expiration of the original four-business-day period described above in this clause (iii)), and (iv) no earlier than at the end of such negotiation period, the AZEK Board will have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the merger agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable law. An intervening event is defined as a material event or circumstance that was not known (or if known, the consequences of which were not known) to the AZEK Board on the date of the merger agreement, and becomes known to the AZEK Board prior to stockholder approval, except that in no event will any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an acquisition proposal constitute an intervening event.
Nothing in the merger agreement prohibits AZEK or the AZEK Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the AZEK Board determines in good faith, after consultation with its outside legal counsel, that its failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law; provided that any such issuance or disclosure that constitutes an adverse recommendation change will be made only in compliance with the obligations in the agreement related to a superior proposal or intervening event as set forth above.
Employee Benefits Matters
For the period beginning at the effective time and ending on the one-year anniversary of the effective time, AZEK employees who are actively employed by or are on a legally protected or approved leave of absence from AZEK or any of its subsidiaries immediately prior to the effective time (“covered employees”), will be provided by James Hardie or any of its subsidiaries, for so long as such covered employees remain employees of James Hardie or any of its subsidiaries, with (i) base salary or annualized base wage rate, target annual cash incentive opportunity and target annual equity incentive opportunity that are, in each case, no less favorable than that provided by AZEK to the covered employee immediately prior to the effective time, (ii) severance that is no less favorable than that provided by AZEK to the covered employee would have been eligible to receive upon a termination of employment under any applicable severance plan, policy, practice or arrangement sponsored or maintained by AZEK immediately prior to the effective time and (iii) retirement and health and welfare benefits (excluding any defined benefit pension benefits, retiree welfare benefits, deferred compensation and retiree medical) that are substantially comparable, in the aggregate, to those provided by AZEK to covered employees immediately prior to the effective time.
If any covered employee first becomes eligible to participate under any James Hardie benefit plan following the effective time, James Hardie will use commercially reasonable efforts to (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any covered employee under any James Hardie benefit plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar material employee benefit plan of AZEK, which is referred to as an AZEK benefit plan, that the covered employee participated in immediately prior to coverage under the James Hardie benefit plan and (ii) provide each covered employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the covered employee’s coverage under any James Hardie benefit plan during the plan year in which such covered employee first becomes eligible to participate under such James Hardie benefit plan, to the same extent such credit was given under any similar AZEK benefit plan that the covered employee participated in immediately prior to coverage under the James Hardie benefit plan, in satisfying any applicable copayment, deductible or out-of-pocket requirements under the James Hardie benefit plan for the plan year in which such covered employee first becomes eligible to participate under such James Hardie benefit plan.
As of the effective time, James Hardie will recognize all service of each covered employee prior to the effective time, to AZEK (or any of its predecessor entities or subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such covered employee received, immediately before the effective time, credit for such service under any similar AZEK benefit plan in which such covered employee participated immediately prior to the effective time; provided that service of each covered employee prior to the effective time will not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (i) non-elective employer contributions under any plan of James Hardie under Section 401(k) of the Code, (ii) James Hardie retiree medical program in which any covered employee participates after the effective time or (iii) any James Hardie benefit plan that is grandfathered or frozen for which similarly situated employees of James Hardie and its affiliates do not receive service credit. In no event will there be any duplication of benefits for the same period of service.
If the effective time occurs prior to payment of the annual cash incentive for fiscal year 2025, by no later than December 1, 2025, James Hardie shall pay to each participant in the annual cash incentive plan such participant's entitlement thereunder, without pro-ration, based on actual performance.
Directors’ and Officers’ Indemnification and Insurance
The parties have agreed that all rights existing at the time of the merger agreement to indemnification and exculpation from liabilities (including advancement of expenses) for acts or omissions occurring at or prior to the completion of the merger, in favor of the current or former directors or officers of AZEK, including, while a director or officer of AZEK, serving at the request of AZEK as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee (the “D&O indemnified parties”) as provided in the certificate of incorporation or the bylaws of AZEK or in any indemnification contract between such directors or officers and AZEK will survive the merger and will continue in full force and effect.
From and after the closing, the surviving corporation will, and James Hardie will cause the surviving corporation to, to the fullest extent permitted under applicable law and the surviving corporation’s certificate of incorporation and bylaws as in effect on March 23, 2025, indemnify and hold harmless the D&O indemnified parties (and advance expenses, provided that any person to whom expenses are advanced will undertake to repay such advances if such person is ultimately determined by final adjudication not to be entitled to be indemnified or to advancement of expenses) any amounts paid in settlement actually and reasonably incurred by such D&O indemnified party arising out of any action or omission in such person’s capacity as a D&O indemnified party at or prior to the effective time.
For six years after the completion of the merger, James Hardie will cause the surviving corporation to maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the certificate of incorporation or the bylaws of AZEK as in effect immediately prior to the completion of the merger with respect to acts or omissions occurring prior to the completion of the merger and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the current or former directors or officers of AZEK; provided that all rights to indemnification in respect of any claim made for indemnification within such six-year period will continue until the disposition of such action or resolution of such claim.
Prior to the completion of the merger, AZEK will (or, if AZEK is unable to, after the completion of the merger, James Hardie will cause the surviving corporation to) purchase a six-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under AZEK’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement), and James Hardie will cause such policy to be maintained in full force and effect, for its full term, and no other party will have any further obligation to purchase or pay for insurance; provided that AZEK will not pay, and James Hardie will not be required to pay, in excess of 300% of the last annual premium paid by AZEK prior to the date of the merger agreement in respect of such “tail” policy. If AZEK or the surviving corporation for any reason fails to obtain such “tail” insurance policies prior to, as of or after the completion of the merger, James Hardie will, for six years from the completion of the merger, cause the surviving corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by AZEK with respect to matters arising on or before the completion of the merger, again without James Hardie being required to pay annual premiums in excess of 300% of the last annual premium paid by AZEK prior to the date of the merger agreement in respect of the coverage required to be obtained, but in such case James Hardie will purchase as much coverage as reasonably practicable for such amount.
Other Covenants and Agreements
The merger agreement contains additional covenants and agreements relating to, among other matters:
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consultation and consent rights regarding any press releases or other public statements with respect to the merger agreement, the merger, or the other transactions contemplated by the merger agreement, subject to customary exceptions;

•	confidentiality and access to information;
•	certain additional employee and employee benefit matters;
•	the conduct of Merger Sub;
•	certain reporting requirements under Section 16(a) of the Exchange Act;
•	the treatment and payoff of certain outstanding indebtedness;
•	the approval for the listing of the James Hardie ordinary shares to be issued in connection with the merger on the NYSE;
•	the delisting of AZEK common stock at the effective time;
•	eliminating any applicability of state takeover laws;
•	notice, cooperation and coordination relating to transaction-related litigation, if any; and
•	resignations of AZEK directors and appointment of Jesse Singh, Gary Hendrickson and Howard Heckes to the combined company board.

Conditions to the Merger
Conditions to the Obligations of the Parties to Complete the Merger
The obligations of each of James Hardie, Merger Sub and AZEK to complete the merger are subject to the satisfaction or (to the extent permitted under applicable law) waiver of the following conditions:
•	AZEK having obtained the stockholder approval;
•	the James Hardie ordinary shares to be issued in connection with the merger having been approved for listing on the NYSE, subject to official notice of issuance;
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the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, having become effective under the Securities Act, and not being the subject of any stop order or any legal, administrative or other similar proceedings or actions by or before the SEC seeking a stop order;

•	any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the merger having expired or early termination thereof having been granted; and
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no governmental authority of competent jurisdiction having issued or entered any order or promulgated or enacted any law after the date of the merger agreement having the effect of enjoining or otherwise prohibiting the completion of the merger (referred to as a restraint).

Conditions to the Obligations of Each of James Hardie and Merger Sub to Complete the Merger
In addition, the obligations of each of James Hardie and Merger Sub to complete the merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:
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the representations and warranties of AZEK set forth in the merger agreement with respect to (1) (a) certain matters relating to capitalization and outstanding equity awards, and (b) the non-occurrence of a material adverse effect on AZEK being true and correct in all respects (other than de minimis inaccuracies with respect to the foregoing clause (1)(a)) and (2) authorization and issuance of AZEK common stock, the corporate power and authority of AZEK, actions of the AZEK Board, required stockholder approval of the merger proposal, the inapplicability of anti-takeover laws, brokers and transaction-related fees and expenses and the opinion from AZEK’s financial advisor shall be true and correct in all material respects, without giving effect to qualifications with respect to materiality or “material adverse effect” qualifications, in the case of clauses (1) and (2), as of the closing date of the merger (or, in the case of representations and warranties made as of a specific date, as of such date) (the representations and warranties listed in clauses (1) and (2), collectively, the “AZEK fundamental representations and warranties”);

•
all other representations and warranties of AZEK set forth in the merger agreement (other than the AZEK fundamental representations and warranties), without giving effect to qualifications in such representations and warranties with respect to materiality or “material adverse effect” qualifications, being true and correct as of the closing date (or, in the case of representations and warranties made as of a specific date, as of such date), except where failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a “material adverse effect” on AZEK;

•	AZEK having performed or complied in all material respects with its obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger;
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since the date of the merger agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on AZEK; and

•	James Hardie having received a certificate from an executive officer of AZEK certifying that the above conditions have been satisfied.

Conditions to the Obligation of AZEK to Complete the Merger
In addition, the obligation of AZEK to complete the merger is subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:
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the representations and warranties of James Hardie and Merger Sub set forth in the merger agreement with respect to (1) certain matters relating to capitalization and the occurrence of a material adverse effect on James Hardie being true and correct in all respects (other than, the case of capitalization, de minimis inaccuracies) and (2) the authorization and issuance of James Hardie ordinary shares, outstanding equity awards, capitalization of Merger Sub, corporate authorization of the merger agreement, no requirement for stockholder adoption of the merger agreement and brokers and transaction-related fees and expenses being true and correct in all material respects, without giving effect to qualifications with respect to materiality or “material adverse effect” qualifications, in the case of clauses (1) and (2), as of the closing date (or, in the case of representations and warranties made as of a specific date, as of such date) (the representations and warranties listed in clauses (1) and (2), collectively, the “James Hardie fundamental representations and warranties”);

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all other representations and warranties of James Hardie and Merger Sub set forth in the merger agreement (other than the James Hardie fundamental representations and warranties), without giving effect to qualifications in such representations and warranties with respect to materiality or “material adverse effect” qualifications, being true and correct as of the closing date (or, in the case of representations and warranties made as of a specific date, as of such date), except where failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on James Hardie;

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James Hardie and Merger Sub having performed or complied in all material respects with each of their respective obligations required under the merger agreement to be performed or complied with on or prior to the closing of the merger;

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since the date of the merger agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on James Hardie; and

•	AZEK having received a certificate from an executive officer of James Hardie certifying that the above conditions have been satisfied.
Termination
The merger agreement may be terminated at any time prior to the completion of the merger, before or after the stockholder approval is obtained (except as expressly noted otherwise), as follows:
•	by the mutual written consent of James Hardie and AZEK;
•	by either James Hardie or AZEK if:
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the merger has not been completed on or before 5:00 p.m. (Chicago, Illinois time) on March 23, 2026; except that if, on such date, any of the conditions of the closing set forth above in the fourth and fifth bullets of “Conditions to the Merger—Conditions to the Obligations of the Parties to Complete the Merger” (if such restraint is in respect of an antitrust law) will not have been satisfied but all other conditions to the closing either have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the effective time (if such conditions are capable of being satisfied were the closing to occur at such time)), then such date will automatically be extended to June 23, 2026 (such date, as extended if applicable, is referred to herein as the termination date) except where the party seeking to terminate this agreement for this reason has committed a material breach of any of its obligations under the merger agreement and such material breach was the principal cause of or principally resulted in the failure of the completion of the merger on or before such date (this termination right is referred to herein as the end date termination right);

•	any restraint has been enacted after the date of the merger agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, and the imposition of such restraint will have become final and non-appealable, provided that the right to terminate the merger agreement is not available to a party if a material breach by such party has been the principal cause of or principally resulted in the issuance of such restraint; or
•	the stockholder approval has not been obtained upon a vote taken at the special meeting duly convened therefor or at any adjournment or postponement thereof;
•	by AZEK if:
•
James Hardie breaches or fails to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement, which breach or failure to perform would result in the failure of a closing condition regarding (1) the accuracy of James Hardie’s representations or warranties or (2) the performance or compliance in all material respects with James Hardie’s obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger, and, in each case, such breach or failure to perform is incapable of being cured by the termination date or, if capable of being cured, will not have been cured prior to the earlier of the termination date and the date that is 30 days after delivery of notice by AZEK to James Hardie of such breach or failure to perform, except that AZEK will not have the right to terminate the merger agreement for this reason if AZEK is then in material breach of any of its obligations under the merger agreement, resulting in the failure of a closing condition regarding its performance or compliance with its obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger; or

•
prior to stockholder approval, AZEK enters into a definitive agreement with respect to a superior proposal, to the extent permitted by, and subject to the conditions described further above in “Covenants and Agreements—No Solicitation” and “Superior Proposal,” provided that AZEK pays to Merger Sub (or a United States affiliate of Merger Sub as Merger Sub may designate) the termination amount;

•	by James Hardie if:
•
AZEK breaches or fails to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement, which breach or failure to perform would result in the failure of a closing condition regarding (1) the accuracy of AZEK’s representations or warranties or (2) the performance or compliance in all material respects with AZEK’s obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger, and, in each case, such breach or failure to perform is incapable of being cured by the termination date or, if capable of being cured, will not have been cured prior to the earlier of the termination date and the date that is 30 days after delivery of notice by James Hardie to AZEK of such breach or failure to perform, except that James Hardie will not have the right to terminate the merger agreement for this reason if James Hardie is then in material breach of any of its obligations under the merger agreement, resulting in the failure of a closing condition regarding its performance or compliance with its obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger (this termination right is referred to herein as the breach termination right); or

•
prior to stockholder approval, AZEK makes an adverse recommendation change, fails to include in this proxy statement/prospectus its recommendation to vote in favor of the merger proposal, materially violates or breaches its non-solicitation obligations, fails to publicly reaffirm its recommendation within 10 days of receipt of a written request by James Hardie to provide such reaffirmation following receipt by AZEK of an acquisition proposal that is publicly announced and not publicly withdrawn or failed to recommend against any acquisition proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act within 10 days after the commencement of such tender or exchange offer (this termination right is referred to as the recommendation change termination right).

Effect of Termination
If the merger agreement is terminated as described above, the terminating party must provide written notice to the other party specifying the provisions of the merger agreement pursuant to which the termination is being made, and the merger agreement will be null and void and of no effect, without liability on the part of any party, and the rights and obligations of any party will cease, except that obligations with respect to certain provisions of the merger agreement will survive the termination of the merger agreement, including that:
•
no termination will relieve any party of any liability or damages resulting from any knowing and intentional breach of its obligations under the merger agreement prior to such termination, or fraud in making the representations and warranties contained in the merger agreement; and

•
the confidentiality agreement entered into by James Hardie and AZEK in connection with entering into the merger and the provisions of the merger agreement with respect to the indemnification of AZEK by James Hardie regarding financing, the effect of termination, termination amount, amendment, extension and waiver and general provisions of interpretation and construction will survive any termination of the merger agreement.

Under the merger agreement, knowing and intentional breach means an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of the merger agreement.
Termination Amount
The merger agreement provides for the payment by AZEK to Merger Sub (or a U.S. designated affiliate thereof) of the termination amount in connection with a termination of the merger agreement under the following circumstances:
•
on the date of the completion of, or entry into a definitive agreement with respect to, an acquisition proposal, if (i) James Hardie terminates the merger agreement pursuant to the breach termination right on the basis of AZEK’s breach of a covenant or agreement contained in the merger agreement or either party terminates the agreement pursuant to the end date termination right or the stockholder vote-down termination right and (ii) in any such case, after the execution of the merger agreement and prior to the termination of the merger agreement (or prior to the special meeting in the case of the stockholder vote-down termination right), an acquisition proposal (with regards to 50% of the voting power, consolidated assets, revenues or net income of AZEK) is publicly disclosed or, in certain circumstances, otherwise made known to the AZEK Board, and not withdrawn (publicly, if disclosed publicly) and, within 12 months of such termination, AZEK either consummates an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal (regardless of when or whether such transaction is completed) for at least 50% of the voting power, consolidated assets, revenues or net income of AZEK;

•	immediately prior to or substantially concurrently with termination, if AZEK terminates the merger agreement pursuant to the superior proposal termination right; or
•	promptly, and in no event later than two business days after termination, if James Hardie terminates the merger agreement pursuant to the recommendation change termination right.
In no event will the termination amount be payable more than once.
Merger Sub’s right to receive the termination amount, will, in circumstances in which the termination amount is payable and is paid in full, be the sole and exclusive monetary remedy of James Hardie and Merger Sub against AZEK and its subsidiaries and their related parties for all losses and damages suffered as a result of the failure of the transactions contemplated by the merger agreement to be completed or a breach or failure to perform under the merger agreement or otherwise, except in the event of knowing and intentional breach of AZEK’s obligations under the merger agreement prior to such termination of the merger agreement, or fraud by AZEK in making the applicable representations and warranties set forth in the merger agreement. If AZEK fails to timely pay any termination amount due under the merger agreement, AZEK will be obligated to pay any costs and expenses (including reasonable attorneys’ fees), together with interest, in connection with any suit brought by Merger Sub (or its designee) that results in a judgment against AZEK for the payment of such termination amount.

Expenses
Except as otherwise described under “Termination Amount” above and except for filing fees required under the HSR Act, all expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such expenses, whether or not the merger is completed.
Amendment and Waiver
Amendment
The merger agreement may be amended by mutual agreement of the parties in writing, except that (i) no amendment may be made after receipt of the stockholder approval if such amendment would require, in accordance with applicable law or the rules of any stock exchange, further approval of the AZEK stockholders, without such further approval of the AZEK stockholders, (ii) no amendment or change may be made that is not permitted under applicable law and (iii) no amendment or waiver may be made that is materially adverse to the rights of James Hardie’s financing sources under the merger agreement relating to amendment, status as third-party beneficiaries, waiver of jury trial, governing law, forum selection, liability with regard to legal, administrative or other similar proceedings or actions related to such financing sources or certain related definitions, without the written consent of James Hardie’s financing sources.
Waiver
At any time prior to the completion of the merger, subject to applicable law, the parties may:
•	extend the time for the performance of any obligation or other act of any other party to the merger agreement;
•
waive any inaccuracy in the representations and warranties of the other party to the merger agreement contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance with any agreement or condition contained in the merger agreement.
No failure or delay by any party in exercising any right under the merger agreement will operate as a waiver of such right nor will any single or partial exercise of any such right preclude any other or further exercise of any other right under the merger agreement. Any such extension or waiver will only be valid if set forth in an instrument in writing signed by the party or parties to be bound. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.
Third-Party Beneficiaries
The merger agreement is not intended to and will not confer upon any person or entity other than the parties thereto any rights or remedies, except for:
•	from and after the effective time, the provisions of the merger agreement relating to indemnification and exculpation from liability for the current or former directors and officers of AZEK;
•
from and after the effective time, the holders of AZEK common stock and AZEK equity awards (solely with respect to the provisions governing such holders’ rights to receive the merger consideration or related payments in respect of equity awards); and

•
James Hardie’s financing sources, with respect to amendment of the merger agreement, status as third-party beneficiaries, waiver of jury trial, governing law, forum selection and liability with regard to legal, administrative or other similar proceedings or actions related to such financing sources.

Notwithstanding the foregoing, AZEK shall have the right, on behalf of the holders of shares of AZEK common stock and AZEK equity awards to pursue and recover damages against James Hardie and Merger Sub for loss of the merger consideration and any other applicable amount pursuant to the merger agreement (including the loss of the premium that such holders would be entitled to receive pursuant to the terms of the merger agreement if the merger was completed in accordance with the terms of the merger agreement), and other relief, including equitable relief; provided that the rights granted pursuant to this sentence shall be enforceable on behalf of the holders of shares of AZEK common stock and AZEK equity awards only by AZEK, in its sole and absolute discretion, on behalf of such holders, and any amounts received by AZEK in connection therewith may be retained by AZEK.

Governing Law; Jurisdiction; Waiver of Jury Trial
Governing Law; Jurisdiction
The merger agreement and all legal, administrative and other similar proceedings or actions (whether based on contract, tort or otherwise) arising out of or relating to the merger agreement or the actions of James Hardie, Merger Sub or AZEK in the negotiation, administration, performance and enforcement of the merger agreement, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, except that the provisions of any other agreement (including the commitment letter or any definitive agreement relating to any financing) between any of James Hardie’s financing sources and James Hardie, Merger Sub or AZEK, all matters relating to any action or claim against any of James Hardie’s financing sources, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of James Hardie’s financing sources in anyway relating to the financing will be exclusively governed by, and construed in accordance with, the laws of the State of New York.
AZEK, on behalf of itself and its affiliates, has agreed that James Hardie’s financing sources will have no liability to AZEK or its affiliates (other than James Hardie and its subsidiaries) relating to or arising out of the merger agreement or the transactions contemplated thereby, including the financing of the transactions contemplated by the merger agreement, whether at law or equity, in contract, tort or otherwise, and that AZEK and its affiliates (other than James Hardie or its subsidiaries) will have no rights or claims against any of James Hardie’s financing sources under the merger agreement and any other agreement contemplated by, or entered into in connection with the transactions contemplated by the merger agreement, including any commitments by James Hardie’s financing sources in respect of financing the transactions contemplated by the merger agreement.
Waiver of Jury Trial
The parties have agreed to waive all rights to trial by jury in any action, proceeding or counterclaim arising out of or relating to the merger agreement, including in any action or proceeding against any of James Hardie’s financing sources.
Enforcement
The parties have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party to the merger agreement does not perform the provisions of the merger agreement (including by failing to take such actions as are required of such party to complete the merger agreement) in accordance with the specified terms of the merger agreement or otherwise breaches the provisions of the merger agreement. Accordingly, the parties acknowledged and agreed that, prior to any termination of the merger agreement in accordance with the terms of the merger agreement, the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement will not be required to provide any bond or other security in connection with any such order or injunction.

THE SPECIAL MEETING
This proxy statement/prospectus is being provided to the AZEK stockholders as part of a solicitation of proxies by the AZEK Board for use at the special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides AZEK stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.
Date, Time and Place
The special meeting will be held at www.virtualshareholdermeeting.com/AZEK2025SM on June 27, 2025, at 9:00 a.m. (Central Time).
Purpose of the Special Meeting
At the special meeting, AZEK stockholders are being asked to vote on the following:
1.	Proposal 1: Adoption of the Merger Agreement. To vote on the merger proposal;
2.	Proposal 2: Merger-Related Compensation. To vote on the merger-related compensation proposal; and
3.	Proposal 3: Adjournment or Postponement of the Special Meeting. To vote on the adjournment proposal.
Approval of the merger proposal by AZEK stockholders is required for completion of the merger.
Recommendation of the AZEK Board
On March 22, 2025, the AZEK Board approved the merger agreement, declared the merger agreement advisable and determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of AZEK and its stockholders. Accordingly, the AZEK Board unanimously recommends that AZEK stockholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.
AZEK stockholders should carefully read this proxy statement/prospectus and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.
AZEK Record Date; Stockholders Entitled to Vote
Only holders of record of shares of AZEK common stock as of the close of business on the record date are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof.
As of the close of business on May 27, 2025, there were 143,854,293 shares of AZEK common stock outstanding and entitled to vote at the special meeting. Each share of AZEK common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the special meeting.
Voting by AZEK’s Directors and Executive Officers
At the close of business on May 21, 2025, the most recent practicable date for which such information was available, the members of the AZEK Board and AZEK’s executive officers and their affiliates, as a group, owned and were entitled to vote approximately 2.9% of AZEK common stock. The number and percentage of shares of AZEK common stock owned by the members of the AZEK Board and AZEK’s executive officers and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of May 21, 2025. AZEK currently expects that all members of the AZEK Board and AZEK’s executive officers will vote their shares in favor of all proposals to be voted on at the special meeting, but no director or executive officer has entered into any agreement obligating him or her to do so. The number of shares reflected above does not include shares subject to AZEK RSU Awards, AZEK PSU Awards or AZEK Stock Options. For information with respect to AZEK RSU Awards, AZEK PSU Awards and AZEK Stock Options, please see “The Merger Agreement—Treatment of Equity Awards—Treatment of Restricted Stock Unit Awards,” “—Treatment of Performance Stock Unit Awards” and “—Treatment of Stock Options.”

Quorum
The AZEK bylaws provide that the presence at the special meeting, electronically or by proxy, of the holders of a majority of shares of AZEK common stock issued and outstanding on the record date will constitute a quorum for the transaction of business at the special meeting.
Abstentions will count for the purpose of establishing a quorum.
Broker non-votes, if any, will not count for the purpose of establishing a quorum and will not count as votes cast at the special meeting. However, if you hold your shares in “street name” and give voting instructions to your broker, bank or other nominee with respect to one of the proposals, but give no instruction as to the other proposals, then those shares will count for the purpose of establishing a quorum at the special meeting, will be voted as instructed with respect to the proposal as to which instructions were given and will not be voted with respect to any other proposal.
Required Vote
The required votes to approve the AZEK proposals are as follows:
•
Approval of the merger proposal requires the affirmative vote of the holders of a majority of the shares of AZEK common stock outstanding and entitled to vote (in person or by proxy) at the special meeting. Shares of AZEK common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the merger proposal.

•
Approval of the merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of AZEK common stock represented at the special meeting and entitled to vote on the proposal, assuming a quorum. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either AZEK or James Hardie. Any abstention will have the same effect as a vote “AGAINST” the merger-related compensation proposal. Any broker non-vote and any other failure to be represented at the special meeting will have no effect on the outcome of the merger-related compensation proposal.

Accordingly, if the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to AZEK’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related compensation proposal.
•
Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the shares of AZEK common stock represented at the special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Any abstention will have the same effect as a vote “AGAINST” the adjournment proposal. Any broker non-vote and any other failure to be represented at the special meeting will have no effect on the outcome of the adjournment proposal.

Voting of Proxies by Holders of Record
If you are a stockholder of record of AZEK as of the record date, you may submit your proxy to vote by mail, by telephone or via the Internet.
Voting via the Internet or by Telephone
•	To submit your proxy via the Internet, go to the website listed on your enclosed proxy card. Have your proxy card in hand when you access the website and follow the instructions to vote your shares.
•	To submit your proxy by telephone, call the toll-free number on the proxy card. Have your proxy card in hand when you call and then follow the instructions to vote your shares.
•	If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m. (Eastern Time) on June 26, 2025.

Voting by Mail
As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.
•
To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the enclosed postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed proxy card to the following address: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

•	If you vote by mail, your proxy card must be received no later than 11:59 p.m. (Eastern Time) on June 26, 2025.
General
Please be aware that any costs related to voting via the Internet, such as Internet access charges, will be your responsibility.
All properly signed proxies that are timely received and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the AZEK Board.
Shares Held in Street Name
If your shares of AZEK common stock are held in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker, bank or other nominee. You may not vote shares held in street name by returning a proxy card directly to AZEK or by voting at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks and other nominees who hold shares of AZEK common stock on behalf of their customers may not give a proxy to AZEK to vote those shares with respect to the merger proposal, the merger-related compensation proposal and the adjournment proposal without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.
Therefore, if you do not vote via the Internet or telephone through your broker, bank or other nominee and do not return your broker’s, bank’s or other nominee’s voting form, or do not attend the special meeting and vote with a proxy from your broker, bank or other nominee, it will have the same effect as a vote “AGAINST” the merger proposal and will have no effect on the outcome of the merger-related compensation proposal (assuming a quorum is present) and the adjournment proposal (regardless of whether a quorum is present).
Attendance at the Special Meeting and Voting
AZEK stockholders may log into the special meeting using the 16-digit control number on their proxy cards. Once admitted to the special meeting, AZEK stockholders may vote their shares by following the instructions available on the meeting website.
The virtual meeting site is supported on Internet browsers and devices (e.g., desktops, laptops, tablets and smart phones) running the most updated version of applicable software and plugins. Each participant should ensure strong WiFi or other Internet connection, allow plenty of time to log in and ensure that he or she can hear streaming audio prior to the start of the special meeting.
Revocability of Proxies
Any stockholder of record giving a proxy has the power to revoke it before it is voted at the special meeting as described herein. If you are a stockholder of record, you may revoke your proxy in any of the following ways:
•	by re-voting at a subsequent time by Internet or by telephone following the instructions on the enclosed proxy card;
•	by delivering a signed notice of revocation or later-dated proxy card to AZEK’s Corporate Secretary, at AZEK’s address above before 5:00 p.m. (Central Time) on June 26, 2025; or
•	by attending the special meeting in a virtual format and voting by virtual ballot.

If your shares are held in an account at a broker, bank or other nominee and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.
Solicitation
The AZEK Board is soliciting proxies for the special meeting from its stockholders. AZEK will bear the entire cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this proxy statement/prospectus, the proxy card and any additional materials furnished to stockholders. Proxies may be solicited by directors, officers and a small number of AZEK’s regular employees personally or by mail, telephone or facsimile, but such persons will not be specially compensated for such service. AZEK has retained Innisfree, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of up to $37,500, plus reimbursement for certain fees and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of AZEK common stock of record for beneficial owners for forwarding to such beneficial owners. AZEK may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.
Assistance
If you need assistance with voting via the Internet, voting by telephone or completing your proxy card, or have questions regarding the special meeting, please contact AZEK’s Investor Relations line at (312) 809-1093 or Innisfree at (888) 750-5835 (toll-free) or (212) 750-5833 (banks and brokers call collect).
Your vote is very important regardless of the number of shares of AZEK common stock that you own. Please vote your shares via the Internet or by telephone, or sign, date and return a proxy card promptly to ensure that your shares can be represented, even if you otherwise plan to attend the special meeting.
Tabulation of Votes
The Inspector of Election will independently tabulate affirmative and negative votes and abstentions.
Adjournments
Subject to certain restrictions contained in the merger agreement, the special meeting may be adjourned to allow additional time for obtaining additional proxies. Under the DGCL, no notice of an adjourned meeting need be given if the time and place thereof are announced at the meeting at which the adjournment was taken unless:
•	the adjournment is for more than thirty days, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting; or
•
if, after the adjournment, a new record date for determination of stockholder entitled to vote is fixed for the adjourned meeting, in which case the AZEK Board will fix as the record date for determining stockholder entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholder entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Special Meeting Proposals
Proposal 1. The Merger Proposal
(Item 1 on proxy card)
AZEK is asking AZEK stockholders to adopt the merger agreement. Holders of AZEK common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby, including the merger. A copy of the merger agreement as amended through the date hereof is attached to this proxy statement/prospectus as Annex A.
After careful consideration, the AZEK Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of AZEK and its stockholders and directed that the adoption of the merger agreement be submitted to a vote of AZEK’s stockholders at the special meeting. See the section entitled “The Merger—AZEK Board of Directors’ Recommendation and Reasons for the Merger” for a more detailed description of the recommendation of the AZEK Board.
Approval of the merger proposal is a condition to the closing. If the merger proposal is not approved, the merger will not occur.
Vote Required for Approval
Approval of the merger proposal requires the affirmative vote of the holders of a majority of the shares of AZEK common stock outstanding and entitled to vote (in person or by proxy) at the special meeting is required to approve the merger proposal (such approval, the “stockholder approval”). Shares of AZEK common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the merger proposal.
Recommendation of the AZEK Board
The AZEK Board unanimously recommends a vote “FOR” the merger proposal (Item 1).

Proposal 2. The Merger-Related Compensation Proposal
(Item 2 on the proxy card)
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, AZEK is seeking a non-binding, advisory stockholder approval of the merger-related compensation arrangements of AZEK’s named executive officers as disclosed in the section entitled “The Merger—Interests of AZEK’s Directors and Executive Officers in the Merger—Quantification of Potential Payments.” The merger-related compensation proposal gives holders of AZEK common stock the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to AZEK’s named executive officers.
The AZEK Board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus, and is asking holders of AZEK common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to AZEK named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may become paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of AZEK’s Directors and Executive Officers in the Merger—Quantification of Potential Payments” are hereby APPROVED.”
Vote Required for Approval
The vote required for the merger-related compensation proposal is separate and apart from the votes on the merger proposal and the adjournment proposal. Accordingly, if you are a holder of AZEK common stock, you may vote to approve the merger proposal and/or the adjournment proposal and vote not to approve the merger-related compensation proposal, or vice versa. The approval of the merger-related compensation proposal by AZEK stockholders is not a condition to the completion of the merger. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either AZEK or James Hardie. Accordingly, if the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to AZEK’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related compensation proposal.
The affirmative vote of holders of a majority of the shares of AZEK common stock represented at the special meeting and entitled to vote on the proposal, assuming a quorum, is required to approve the merger-related compensation proposal. Any abstention will have the same effect as a vote “AGAINST” the merger-related compensation proposal. Any broker non-vote and any other failure to be represented at the special meeting will have no effect on the outcome of the merger-related compensation proposal.
Recommendation of the AZEK Board
The AZEK Board unanimously recommends a vote “FOR” the merger-related compensation proposal (Item 2).

Proposal 3. The Adjournment Proposal
(Item 3 on the proxy card)
The special meeting may be adjourned to another time or place from time to time, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal or to ensure that any supplement or amendment to the proxy statement/prospectus is timely provided to AZEK stockholders.
If, at the special meeting, the number of shares of common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, AZEK intends to adjourn the special meeting in order to enable the AZEK Board to solicit additional proxies for approval of the merger proposal. In that event, AZEK will ask AZEK stockholders to vote on the adjournment proposal, but not the merger proposal or the merger-related compensation proposal.
In the adjournment proposal, AZEK is asking its stockholders to authorize the holder of any proxy solicited by the AZEK Board to vote in favor of granting authority to the proxy holders, and each of them individually, to adjourn the special meeting to another time and place for the purpose of soliciting additional proxies. If the stockholders approve the adjournment proposal, AZEK could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders who have previously voted.
Vote Required for Approval
The vote required for the adjournment proposal is separate and apart from the votes on the merger proposal and the merger-related compensation proposal. Accordingly, if you are a holder of AZEK common stock, you may vote to approve the merger proposal and/or the merger-related compensation proposal and vote not to approve the adjournment proposal, or vice versa. The approval of the adjournment proposal by AZEK stockholders is not a condition to the completion of the merger.
The affirmative vote of holders of a majority of the shares of AZEK common stock represented at the special meeting and entitled to vote on the proposal, regardless of whether a quorum is present, is required to approve the adjournment proposal. Any abstention will have the same effect as a vote “AGAINST” the adjournment proposal. Any broker non-vote and any other failure to be represented at the special meeting will have no effect on the outcome of the adjournment proposal.
Recommendation of the AZEK Board
The AZEK Board unanimously recommends a vote “FOR” the adjournment proposal (Item 3).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On March 23, 2025, James Hardie, AZEK, and Merger Sub entered into the merger agreement, which provides for the acquisition of AZEK by James Hardie. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement, Merger Sub will be merged with and into AZEK, with AZEK continuing as the surviving corporation and an indirect wholly owned subsidiary of James Hardie. The merger agreement provides that, upon completion of the merger, each share of AZEK common stock issued and outstanding immediately prior to completion of the merger (other than excluded shares) will be converted into the right to receive $26.45 in cash, without interest, and 1.0340 James Hardie ordinary shares, and each AZEK stockholder will receive cash in lieu of any fractional James Hardie ordinary share that such AZEK stockholder would otherwise be entitled to receive in the merger.
On April 30, 2025, James Hardie, through its indirect wholly owned subsidiary JH North America Holdings Inc., entered into an amended and restated commitment letter (which amends and restates the commitment letter, dated as of March 23, 2025, among JH North America Holdings Inc., Bank of America, N.A., and Jefferies Finance LLC, that was entered into in connection with the execution of the merger agreement), with the Commitment Parties (Bank of America, N.A.; Jefferies Finance LLC; HSBC Continental Europe; Wells Fargo Bank, National Association; PNC Bank, National Association; The Toronto-Dominion Bank, New York Branch; Truist Bank; U.S. Bank National Association; and Sumitomo Mitsui Banking Corporation) pursuant to which the Commitment Parties committed to provide, subject to the terms and conditions therein, a 364-day senior unsecured bridge term loan credit facility (the “Bridge Term Loan Facility”) in an aggregate principal amount of $4.3 billion. James Hardie expects to permanently finance the cash consideration in the merger, pay off AZEK’s existing credit facilities upon the closing of the merger, and pay fees, costs and expenses associated with the merger and the other transactions contemplated by the merger agreement with available cash, as well as, subject to market conditions, new debt. The debt may be incurred under a new or amended credit facility, JH North America Holdings Inc.’s entry into one or more senior unsecured or secured term loan facilities, as well as pursuant to the issuance of senior unsecured or secured notes. The commitments under the commitment letter will be reduced to the extent that JH North America Holdings Inc. or certain of James Hardie’s subsidiaries receive commitments for such term loan or proceeds from such securities offerings, or from the incurrence of certain other debt, offerings of equity and sales of assets, in each case with certain exceptions.
The unaudited pro forma condensed combined financial information of James Hardie, referred to in this section as the pro forma financial information, is presented to illustrate the effects of the merger and the related financing transactions, which are referred to in this section as the pro forma transactions. The unaudited pro forma condensed combined financial information includes an unaudited pro forma condensed combined balance sheet as of March 31, 2025, referred to herein as the pro forma balance sheet, unaudited pro forma condensed combined statements of operations for the year ended March 31, 2025, referred to herein as the pro forma income statements, and accompanying notes, referred to herein as the notes to the pro forma financial statements. The pro forma income statements give effect to the pro forma transactions, which for purposes of the pro forma financial information are assumed to include the incurrence of approximately $4.25 billion of indebtedness under the Bridge Term Loan Facility, as if they had occurred on April 1, 2024, the first day of James Hardie’s fiscal year ended March 31, 2025. The pro forma balance sheet gives effect to the pro forma transactions as if they had occurred on March 31, 2025.
The pro forma financial information is based on and should be read in conjunction with the following historical financial statements of James Hardie and AZEK:
•
James Hardie’s historical audited consolidated financial statements and accompanying notes included in its Annual Report on Form 20-F for the year ended March 31, 2025, which is incorporated by reference in this proxy statement/prospectus; and

•
AZEK’s historical audited consolidated financial statements and related notes for the year ended September 30, 2024, included in its Annual Report on Form 10-K for the year ended September 30, 2024, which is included in an annex to this proxy statement/prospectus, and AZEK’s historical unaudited condensed consolidated financial statements and related notes as of and for the six months ended March 31, 2025, and for the six months ended March 31, 2024, included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, which is included in an annex to this proxy statement/prospectus.

The pro forma financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States, referred to as GAAP, in accordance with Accounting Standards Codifications (ASC) 805, Business Combinations. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date, with any excess purchase price allocated to goodwill. James Hardie has made a preliminary allocation of the purchase price under the merger agreement to the AZEK assets acquired and AZEK liabilities assumed in the merger as of March 31, 2025, which is assumed for purposes of the preliminary allocation to be the closing date of the merger, based on James Hardie’s preliminary valuation of the tangible and intangible assets acquired and liabilities assumed using information currently available. A final determination of the fair value of AZEK’s assets and liabilities will be based on AZEK’s actual assets and liabilities as of the date of the closing of the merger and, therefore, cannot be made prior to the completion of the merger. As a result, the unaudited pro forma purchase price adjustments related to the acquisition of AZEK in the merger are preliminary and subject to change as additional information becomes available and as additional analyses are performed. The final valuation of assets acquired and liabilities assumed in the merger may be materially different than the estimated values assumed in the pro forma financial information.
In accordance with Article 11 of Regulation S-X, the pro forma financial information has been prepared for illustrative and informational purposes only and is not intended to represent what James Hardie’s results of operations or financial position would have been had the merger occurred on the dates indicated, or what they will be for any future periods or as of any future date. The pro forma financial information does not reflect the realization of any expected cost savings or other synergies or dis-synergies that may be realized as a result of the merger.

JAMES HARDIE INDUSTRIES plc
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2025
(in millions of U.S. dollars)

	Historical James Hardie	Historical AZEK as reclassified	Acquisition Accounting Adjustments	Notes	Other Accounting Adjustments	Notes	Pro Forma Combined
		Note 3
Assets
Current Assets:
Cash and cash equivalents	$562.7	$146.7	$(4,251.2)	(4A)	$4,197.6	(5A)	$655.8
Restricted cash and cash equivalents	5.0						5.0
Restricted cash and cash equivalents - Asbestos	37.9						37.9
Restricted short-term investments - Asbestos	175.8						175.8
Accounts and other receivables, net	391.8	136.9					528.7
Inventories	347.1	224.1	45.9	(4C)			617.1
Prepaid expenses and other current assets	100.6	52.9					153.5
Assets held for sale	73.1						73.1
Insurance receivable - Asbestos	5.5						5.5
Workers' compensation - Asbestos	2.3						2.3
Total current assets	1,701.8	560.6	(4,205.3)		4,197.6		2,254.7
Property, plant and equipment, net	2,169.0	488.6	511.4	(4C)			3,169.0
Operating lease right-of-use assets	70.4	39.0					109.4
Goodwill	193.7	974.4	(974.4)	(4G)			4,082.2
			3,888.5	(4F)
Intangible assets, net	145.6	138.0	2,424.5	(4C)			2,708.1
Insurance receivable - Asbestos	23.2						23.2
Workers' compensation - Asbestos	16.5						16.5
Deferred income taxes	600.4						600.4
Deferred income taxes - Asbestos	284.5						284.5
Other assets	24.8	98.7					123.5
Total assets	$5,229.9	$2,299.3	$1,644.7		$4,197.6		$13,371.5

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$446.4	$169.6	$78.5	(4B)			$694.5
Accrued payroll and employee benefits	133.3	36.8					170.1
Operating lease liabilities	21.6	5.0					26.6
Long-term debt, current portion	9.4	4.4	(4.4)	(4I)	4,197.6	(5A)	4,207.0
Accrued product warranties	7.3	5.2					12.5
Income taxes payable	10.3	0.7					11.0
Asbestos liability	119.4						119.4
Workers' compensation - Asbestos	2.3						2.3
Other liabilities	60.2	6.8					67.0
Total current liabilities	810.2	228.5	74.1		4,197.6		5,310.4
Long-term debt	1,110.1	428.0	(428.0)	(4I)			1,110.1
Deferred income taxes	121.1	40.0					161.1
Operating lease liabilities	63.9	36.4					100.3
Accrued product warranties	26.9	13.8					40.7
Asbestos liability	864.2						864.2
Workers' compensation - Asbestos	16.5						16.5
Other liabilities	55.5	98.5					154.0
Total liabilities	3,068.4	845.2	(353.9)		4,197.6		7,757.3
Shareholders' equity:
Common stock	222.1	0.2	(0.2)	(4G)			321.7
			99.6	(4J)
Additional paid-in capital	271.9	1,726.3	(1,726.3)	(4G)			3,703.5
			3,431.6	(4J)
Retained earnings	1,725.7	161.4	(161.4)	(4G)			1,647.2
			(78.5)	(4B)
Accumulated other comprehensive income (loss)	(58.2)	(0.5)	0.5	(4G)			(58.2)
Treasury Stock	—	(433.3)	433.3	(4G)			—
Total shareholders' equity	2,161.5	1,454.1	1,998.6		—		5,614.2
Total liabilities and shareholders’ equity	$5,229.9	$2,299.3	$1,644.7		$4,197.6		$13,371.5

See notes to unaudited pro forma condensed combined financial statements.

JAMES HARDIE INDUSTRIES plc
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended March 31, 2025
(in millions of U.S. dollars, except per share data)

	Historical James Hardie	Historical AZEK as reclassified	Acquisition Accounting Adjustments	Notes	Other Accounting Adjustments	Notes	Pro Forma Combined
		Note 3
Net sales	$3,877.5	$1,491.1					$5,368.6
Cost of goods sold	2,372.5	925.8	(95.8)	(4K)			3,296.9
			94.4	(4D)
Gross profit	1,505.0	565.3	1.4		—		2,071.7
Selling, general and administrative expenses	596.2	310.8	(29.6)	(4K)			1,050.3
			7.6	(4D)
			165.3	(4E)
Research and development expenses	48.5	16.0					64.5
Restructuring expenses	50.3						50.3
Merger costs	16.5	5.0	78.5	(4B)			100.0
Asbestos adjustments	137.6						137.6
Operating income	655.9	233.5	(220.4)		—		669.0
Interest (income) expense, net	10.3	38.7			(50.7)	(5B)	298.9
					300.6	(5C)
Other expense (income), net	0.2	0.6					0.8
Income before income taxes	645.4	194.2	(220.4)		(249.9)		369.3
Income tax expense (benefit)	221.4	43.4	(75.6)	(4H)	(85.7)	(5D)	103.5
Net income	$424.0	$150.8	$(144.8)		$(164.2)		$265.8
Income per share: (4L)
Basic	$0.98						$0.46
Diluted	$0.98						$0.45
Weighted average common shares outstanding (Millions): (4L)
Basic	430.8						579.7
Diluted	432.1						585.5

See notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1.	Basis of Presentation
The pro forma financial information has been prepared in accordance with Article 11 of SEC Regulation S-X. James Hardie prepared its consolidated financial statements on the basis of a fiscal year ended March 31, 2025. The consolidated financial statements of AZEK have historically been prepared on the basis of a fiscal year ended September 30, 2024. Under SEC rules applicable to the preparation of the pro forma financial information, if the fiscal year end of an acquired entity differs from the acquirer's fiscal year end by more than 93 days, the acquired entity's income statement must be brought up to within 93 days of the acquirer's fiscal year end. Accordingly, financial information of AZEK for the twelve months ended March 31, 2025 have been derived for purposes of the preparation of the pro forma financial information. The pro forma income statements were prepared using:
•	the historical audited consolidated statements of operations and comprehensive income of James Hardie for the year ended March 31, 2025; and
•
the historical unaudited condensed consolidated statement of comprehensive income of AZEK for the twelve months ended March 31, 2025, which has been derived by adding the financial data from AZEK’s historical unaudited condensed consolidated statement of comprehensive income for the six months ended March 31, 2025, to the financial data from AZEK’s historical audited consolidated statement of comprehensive income for the fiscal year ended September 30, 2024, and subtracting the financial data from AZEK’s historical unaudited condensed consolidated statement of comprehensive income for the six months ended March 31, 2024.

The merger is being accounted for as a business combination using the acquisition method of accounting under GAAP, in accordance with the provisions of ASC 805, which requires assets acquired and liabilities assumed to be recorded at their acquisition date fair value. ASC 820, Fair Value Measurements, defines the term “fair value” as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates based on the same facts and circumstances.
As of the date of this proxy statement/prospectus, James Hardie has not completed the detailed valuation studies necessary to determine the fair value of AZEK’s assets to be acquired and liabilities to be assumed and the related allocations of purchase price. Therefore, the allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information is based upon management's preliminary estimates of the fair value of the assets acquired and liabilities assumed. The final allocation of the purchase price will be determined after completion of the merger, which determination will entail, among other things, the determination of the estimated fair value of AZEK’s assets and liabilities and associated tax adjustments. Any adjustments to the preliminary estimated fair value amounts could have a significant impact on the pro forma financial information and James Hardie’s future results of operations and financial position. There can be no assurance that such final allocation of the purchase price will not result in material changes.
James Hardie’s and AZEK’s historical financial statements were prepared in accordance with GAAP and presented in U.S. dollars. As discussed in Note 3, certain reclassifications have been made to align James Hardie’s and AZEK’s financial statement presentations for purposes of preparing the pro forma financial information. James Hardie has not necessarily identified all adjustments necessary to conform AZEK’s accounting policies to those of James Hardie. Upon completion of the merger, or as more information becomes available, James Hardie will perform a more detailed review of AZEK’s accounting policies. As a result of that review, James Hardie may identify differences between the accounting policies of the two companies, requiring conforming adjustments for which could have a material impact on the combined company’s financial information.
There were no material intercompany transactions or balances between James Hardie and AZEK as of and for the year ended March 31, 2025.

2.	Preliminary Purchase Price Allocation
The table below represents the preliminary calculation of estimated consideration to acquire AZEK in the merger.
(in millions, except per share data and exchange ratio; dollar amounts are in U.S. dollars)

Consideration transferred:
Shares of AZEK common stock outstanding on May 21, 2025	143.9
Additional shares of AZEK common stock due to settlement of certain restricted stock units(a)	0.1
Estimated shares of AZEK common stock for consideration	144.0
Cash consideration of $26.45 per share of AZEK common stock	$26.45
Estimated cash for AZEK common stock	$3,808.8
Estimated cash settlement of certain stock options(b)	$3.5
Estimated cash portion of the purchase price		$3,812.3

Shares of AZEK common stock outstanding on May 21, 2025	143.9
Additional shares of AZEK common stock due to settlement of certain restricted stock units(a)	0.1
Estimated shares of AZEK common stock for consideration	144.0
Exchange ratio	1.034
James Hardie ordinary shares to be issued	148.9
Per share price of James Hardie ordinary shares on May 21, 2025(c)	$23.26
Estimated fair value of James Hardie ordinary shares to be issued as consideration		$3,464.1
Estimated fair value of James Hardie Share Options to be issued in exchange for certain AZEK Stock Options(d)		$67.1
Estimated AZEK debt to be repaid as of the acquisition date		$438.9
Estimated total consideration transferred		$7,782.4

(a)
This amount represents the number of shares of AZEK common stock that are expected to become fully vested and settle in connection with the merger, pursuant to the terms of the merger agreement. Under the terms of the merger agreement, each AZEK RSU Award that was granted to a non-employee director of AZEK will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of AZEK common stock subject to such AZEK RSU Award, less applicable tax withholdings.

(b)
This amount represents the estimated amount for cash settlement of certain settled AZEK Stock Options held by certain non-employee directors and former employees that are fully vested or are expected to become fully vested and settle in connection with the merger, pursuant to the terms of the merger agreement. Under the terms of the merger agreement, each Settled AZEK Stock Option will be canceled in exchange for the right to receive an amount in cash equal to the value of the merger consideration, less the exercise price and applicable tax withholdings. The actual amount that becomes payable in respect of these awards will depend on the trading prices of James Hardie ordinary shares during a five–trading-day period immediately prior to the closing date of the merger and, accordingly, could differ significantly from the current estimate.

(c)
This amount represents the AU$36.11 trading price per unit of James Hardie CUFS (each such unit representing one James Hardie ordinary share) on the ASX as of the close of business on May 21, 2025, converted to U.S. dollars using a conversion rate of 0.64427.

(d)
This amount represents the estimated fair value of James Hardie Share Options into which certain vested AZEK Stock Options will be converted in connection with the merger, pursuant to the terms of the merger agreement. Under the terms of the merger agreement, each AZEK Stock Option, other than any Settled AZEK Stock Option, will be converted into a number of James Hardie Share Options. The actual fair value of these James Hardie Share Options will depend on the trading prices of James Hardie ordinary shares during a five-trading-day period immediately prior to the closing date of the merger and other valuation estimates and assumptions, each of which will be measured in accordance with ASC 718, Stock Compensation. Accordingly, the actual fair value could differ significantly from the current estimate.

The actual value of consideration transferred by James Hardie in the merger will depend on the market price of James Hardie ordinary shares on the closing date of the merger, the amount of cash payable upon the closing of the merger in settlement of certain AZEK Stock Options as described in note (d) to the preliminary calculation of estimated consideration table above, and the actual number of James Hardie ordinary shares issuable to AZEK stockholders and to holders of certain AZEK equity awards that will be settled upon the closing of the merger. A 10% increase or decrease in the share price of James Hardie ordinary shares on the closing date of the merger as compared to the $23.26 trading price per share as of the close of business on May 21, 2025 used for purposes of the preliminary purchase price allocation would increase or decrease the purchase price (the value of consideration transferred by James Hardie in the merger) by approximately $354 million, assuming all other factors are held constant.
Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of AZEK are recognized and measured at fair value. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to change as additional information becomes available and detailed analyses and final valuation are completed, and any such changes could be material.
The table below represents a preliminary allocation of the estimated merger consideration to AZEK’s identified tangible and intangible assets to be acquired and liabilities to be assumed based on preliminary estimated fair values as of March 31, 2025.
The preliminary purchase price allocation is as follows (in millions of U.S. dollars):

Preliminary Estimated Fair Value
Total consideration for AZEK acquisition	$7,782.4
Cash and cash equivalents	146.7
Accounts and other receivables	136.9
Inventories	270.0
Prepaid expenses and other current assets	52.9
Property, plant and equipment	1,000.0
Operating lease right-of-use assets	39.0
Intangible assets	2,562.5
Other assets (non-current)	98.7
Total assets	4,306.7
Accounts payable and accrued liabilities	169.6
Accrued payroll and employee benefits	36.8
Operating lease liabilities	5.0
Accrued product warranties	5.2
Income taxes payable	0.7
Other liabilities	6.8
Deferred income taxes	40.0
Operating lease liabilities (non-current)	36.4
Accrued product warranties (non-current)	13.8
Other liabilities (non-current)	98.5
Total liabilities	412.8
Net assets acquired	3,893.9
Preliminary allocation to goodwill	$3,888.5

3.	Reclassification Adjustments
The historical consolidated financial statements of AZEK are prepared in accordance with GAAP. During the preparation of the pro forma financial information, James Hardie management performed a preliminary analysis of AZEK’s financial information to identify differences between AZEK’s accounting policies and those of James Hardie. Additionally, James Hardie management performed a preliminary analysis to identify differences between AZEK’s financial statement presentation and that of James Hardie. At the time of preparing the pro forma financial information, James Hardie had not identified all adjustments necessary to conform AZEK’s accounting policies to James Hardie’s accounting policies. The adjustments described below represent James Hardie’s best estimates based upon the information currently available to James Hardie and could be subject to change once more detailed information is available.

The following table presents a summary of reclassification adjustments made to present AZEK’s condensed consolidated balance sheet as of March 31, 2025 in conformity with that of James Hardie:
The AZEK Company Inc.
Condensed Consolidated Balance Sheet
As of March 31, 2025
(in millions of U.S. dollars)

Presentation in Historical Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Statements	AZEK Before Reclassification	Reclassifications		AZEK as Reclassified
Assets
Cash and cash equivalents	Cash and cash equivalents	$146.7			$146.7
Trade receivables, net of allowances	Accounts and other receivables, net	136.9			136.9
Inventories	Inventories	224.1			224.1
Prepaid expenses	Prepaid expenses and other current assets	15.2	37.7	(i)	52.9
Other current assets		37.7	(37.7)	(i)	—
Total Current Assets		560.6	—		560.6
Property, plant and equipment, net	Property, plant and equipment, net	488.6			488.6
	Operating lease right-of-use assets	—	39.0	(ii)	39.0
Goodwill	Goodwill	974.4			974.4
Intangible assets, net	Intangible assets, net	138.0			138.0
Other assets	Other assets	137.7	(39.0)	(ii)	98.7
Total Assets		$2,299.3	—		$2,299.3
Liabilities and Shareholders' Equity:
Liabilities
Accounts payable	Accounts payable and accrued liabilities	$60.8	$108.8	(iii)(vi)	$169.6
Accrued rebates		82.0	(82.0)	(iii)	—
	Accrued payroll and employee benefits	—	36.8	(iv)	36.8
	Operating lease liabilities	—	5.0	(iv)	5.0
Current portion of long-term debt obligations	Long-term debt, current portion	4.4			4.4
	Accrued product warranties	—	5.2	(iv)	5.2
	Income taxes payable	—	0.7	(iv)	0.7
Accrued expenses and other liabilities	Other liabilities	81.3	(74.5)	(iv)(vi)	6.8
Total Current Liabilities		228.5	—		228.5
Long-term debt, less current portion	Long-term debt	428.0			428.0
Deferred income taxes	Deferred income taxes	40.0			40.0
	Operating lease liabilities	—	36.4	(v)	36.4
Accrued product warranties		—	13.8	(v)	13.8
	Other non-current liabilities	148.7	(50.2)	(v)	98.5
Total Liabilities		845.2	—		845.2

Presentation in Historical Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Statements	AZEK Before Reclassification	Reclassifications	AZEK as Reclassified
Shareholders' Equity
Common Stock - Class A	Common stock	0.2		0.2
Additional paid-in capital	Additional paid-in capital	1,726.3		1,726.3
Retained earnings (accumulated deficit)	Retained earnings	161.4		161.4
Accumulated other comprehensive income (loss)	Accumulated other comprehensive loss	(0.5)		(0.5)
Treasury stock		(433.3)		(433.3)
Total Shareholders' Equity		1,454.1	—	1,454.1
Total Liabilities and Shareholders' Equity		$2,299.3	—	$2,299.3
Reclassifications
(i)	Reclassification from separate line items “prepaid expenses” and “other current assets” to consolidated line item “prepaid expenses and other current assets.”
(ii)	Reclassification from “other assets” to separate line item “operating lease right-of-use assets.”
(iii)	Reclassification from separate line items “accounts payable” and “accrued rebates” to consolidated line item “accounts payable and accrued liabilities.”
(iv)	Reclassification from “accrued expenses and other liabilities” to “accrued payroll and employee benefits,” “operating lease liabilities,” “income taxes payable,” and “accrued product warranties.”
(v)	Reclassification from “other non-current liabilities” to “operating lease liabilities” and “accrued product warranties.”
(vi)
Reclassification from “accrued expenses and other liabilities” to move “marketing,” “customer deposits,” “freight,” “professional fees,” “utilities,” “taxes,” “construction in progress,” and “interest rate swaps” to “accounts payable and accrued liabilities.”

The following table presents a summary of reclassification adjustments made to present AZEK’s condensed consolidated statement of comprehensive income for the twelve months ended March 31, 2025 in conformity with that of James Hardie:
The AZEK Company Inc.
Condensed Consolidated Statements of Comprehensive Income
For the twelve months ended March 31, 2025
(in millions of U.S. dollars)

Presentation in Historical Financial Statements	Presentation in Unaudited Pro Forma Condensed Combined Financial Statements	AZEK Before Reclassification	Reclassifications		AZEK as Reclassified
Net sales	Net sales	$1,520.3	$(29.2)	(i)	$1,491.1
Cost of sales	Cost of goods sold	955.0	(29.2)	(i)	925.8
	Gross profit	565.3	—		565.3
Selling, general and administrative expenses	Selling, general and administrative expenses	330.5	(19.7)	(ii)(iii)	310.8
Loss on disposal of property, plant and equipment		1.3	(1.3)	(ii)	—
	Research and development expenses	—	16.0	(iii)	16.0
	Merger costs	—	5.0	(iii)	5.0
	Operating income	233.5	—		233.5
Interest expense, net	Interest (income) expense, net	38.7			38.7
	Other expense (income), net	—	0.6	(iv)	0.6
Loss on sale of business		0.6	(0.6)	(iv)	—
	Income before income tax	194.2	—		194.2
Income tax expense	Income tax expense	43.4			43.4
	Net income	$150.8	—		$150.8
Reclassifications
(i)	Reclassification of freight income from “net sales” to be shown net in “cost of goods sold.”

(ii)	Reclassification from “loss on disposal of property, plant and equipment” to “selling, general, and administrative expenses.”
(iii)	Reclassification from “selling, general and administrative expenses” to “research and development expenses” and “merger costs.”
(iv)	Reclassification from “loss on sale of business” to “other expense (income), net.”
4. Acquisition Pro Forma Adjustments and Assumptions
A.
Reflects estimated cash consideration to be paid in connection with the merger. The amount is equal to the sum of the estimated cash consideration, including for settlement of certain stock options, based on contractual terms of the merger agreement and the estimated cash amount required for repayment of AZEK existing debt. See Note 2.

B.
Represents estimated acquisition-related transaction costs yet to be expensed or accrued in the historical financial statements through March 31, 2025, which include investment banker, advisory, legal, valuation and other professional fees and SEC filing fees. The total estimated acquisition-related transaction costs amount to $95 million with $16.5 million expensed to date resulting in a net pro forma adjustment of $78.5 million.

C.	Reflects the adjustments related to the step-up in fair value of the assets acquired in the merger.

Step-up adjustments (in millions of U.S. dollars)	Historical Value	Fair Value	Step-up
Inventories	$224.1	$270.0	$45.9
Property, plant, and equipment	488.6	1,000.0	511.4
Intangible assets, net	138.0	2,562.5	2,424.5
Total	$ 850.7	$ 3,832.5	$ 2,981.8

D.	Reflects the impact of depreciation related to the preliminary fair value of property, plant and equipment acquired in the merger for the year ended March 31, 2025.

Property, plant, and equipment	Preliminary Fair Value	Estimated Useful Life (years)	Depreciation Expense
(in millions of U.S. dollars)
Land	$5.8	n/a	$—
Buildings	159.5	1-30	9.4
Machinery and equipment	778.0	1-30	92.6
Construction in progress	56.7	n/a	n/a
Total	$ 1,000.0		$ 102.0

For the year ended March 31, 2025, $94.4 million and $7.6 million were allocated to cost of goods sold and selling, general and administrative expenses, respectively.
E. Reflects the impact of amortization related to the preliminary fair value of intangible assets acquired in the merger for the year ended March 31, 2025.

Intangible assets	Preliminary Fair Value	Estimated Useful Life (years)	Amortization Expense
(in millions of U.S. dollars)
Trade names	$422.5	13-20	$25.6
Customer relationships	1,885.0	15-18	114.2
Technology	255.0	10	25.5
Total	$ 2,562.5		$ 165.3

F.	Reflects the recognition of preliminary estimated goodwill resulting from the merger. Refer to Note 2 for the preliminary purchase price allocation.
G.	Reflects the elimination of AZEK’s historical equity and goodwill.
H.
Represents adjustments to the income tax expense (benefit) related to the income (loss) before income taxes resulting from the pro forma acquisition adjustments, which were tax effected using an estimated effective tax rate of 34.3%.

I.	Reflects the elimination of AZEK’s historical debt, net of unamortized debt issuance costs, that will be repaid concurrently with the closing of the merger.
J.	Reflects the issuance of new equity as the equity component of the merger consideration.
K.	Reflects elimination of the historical depreciation and amortization of AZEK related to property, plant and equipment and intangible assets (excluding right-of-use asset amortization).
L.	The pro forma merger adjustments on James Hardie ordinary shares and income per share for the twelve months ended March 31, 2025 are summarized below:
Pro Forma Income Per Share Calculation

Net income attributable to James Hardie (in millions of U.S. dollars)	$ 265.8

Basic:
Historical weighted average James Hardie ordinary shares	430.8
James Hardie ordinary shares to be issued	148.9
Weighted average James Hardie ordinary shares - basic	579.7

Income per share - basic	$0.46

Diluted:
Historical weighted average James Hardie ordinary shares	432.1
James Hardie ordinary shares to be issued	148.9
Estimated incremental dilutive James Hardie ordinary shares	4.5
Weighted average James Hardie ordinary shares - diluted	585.5

Income per share - diluted	$0.45

5. Other Accounting Pro Forma Adjustments and Assumptions
A.
For purposes of the pro forma financial information, it is assumed that James Hardie will borrow approximately $4.25 billion under the Bridge Term Loan Facility to finance the cash consideration in the merger, including cash payable in settlement of certain stock options, and to pay off AZEK’s existing credit facilities upon the closing of the merger. The total proceeds from the Bridge Term Loan Facility are reduced by debt issuance cost of $53.6 million. The Bridge Term Loan Facility is shown as long-term debt, current portion, net of debt issuance cost.

James Hardie currently does not expect to make any borrowings under the Bridge Term Loan Facility and currently expects to finance the cash consideration in the merger, including for settlement of certain stock options, pay off AZEK’s existing credit facilities upon the closing of the merger, and pay fees, costs and expenses associated with the merger and the other transactions contemplated by the merger agreement with available cash, as well as, subject to market conditions, new term loan debt, senior notes and/or borrowings under a new revolving credit facility. There can be no assurance, however, that James Hardie will be able to do so, and any such financings would be subject to prevailing market conditions at the relevant time.
B.	Reflects the elimination of AZEK’s historical interest expense.
C.
This adjustment reflects pro forma adjustment to interest expense related to assumed incurrence of indebtedness on terms applicable to borrowings under the Bridge Term Loan Facility. Under the terms of the Bridge Term Loan Facility, borrowings accrue interest at a rate equal to Term Secured Overnight Financing Rate (“SOFR”) plus a margin of 1.75% per annum. For purposes of the pro forma income statements, it is assumed that borrowings occur on April 1, 2024 and remain outstanding throughout the period presented.

The following table presents the pro forma adjustments for the expected contractual interest expense and the amortization of debt issuance cost in connection with the financing transactions relating to the merger:

(in millions of U.S dollars)	Year ended March 31, 2025
Interest expense	$247.0
Amortization of debt issuance cost	53.6
Pro forma adjustment to interest expense	$300.6

A 0.125% change in interest rates would increase or decrease interest expense on a pro forma basis by $5.3 million for the year ended March 31, 2025.
D.
Represents the adjustments to income tax expense (benefit) related to the income (loss) before income taxes resulting from the pro forma other adjustments, which were tax effected using an estimated effective tax rate of 34.3%.

BENEFICIAL OWNERSHIP TABLE
The following table sets forth certain information regarding the beneficial ownership of AZEK common stock as of May 21, 2025 by the following individuals or groups:
•	each of AZEK’s directors;
•	each of AZEK’s named executive officers;
•	all of AZEK’s directors and current executive officers as a group; and
•	each person, or group of affiliated persons, who is known by AZEK to beneficially own more than 5% of AZEK common stock.
The percentage ownership information shown in the table is based upon 143,854,293 shares of AZEK common stock outstanding as of May 21, 2025.
The beneficial ownership information presented below includes, for each beneficial owner, (i) shares of AZEK common stock beneficially owned and (ii) shares of AZEK common stock issuable upon exercise of AZEK Stock Options, shares of AZEK common stock issuable upon the settlement of AZEK DSU Awards and shares of AZEK common stock subject to AZEK RSU Awards, in each case, that are vested or will vest within 60 days of May 21, 2025. The beneficial ownership information presented below does not include shares issuable upon the exercise of AZEK Stock Options, shares of AZEK common stock issuable upon the settlement of AZEK DSU Awards or shares of AZEK common stock subject to AZEK RSU Awards, in each case, that will vest outside of such 60-day period. Shares of AZEK common stock subject to AZEK Stock Options, shares of AZEK common stock issuable upon the settlement of AZEK DSU Awards and shares of AZEK common stock subject to AZEK RSU Awards, in each case, that are vested or will vest within 60 days of May 21, 2025, are deemed outstanding for purposes of calculating the percentage ownership of the person holding such AZEK Stock Options, AZEK DSU Awards or AZEK RSU Awards, but they are not deemed outstanding for purposes of calculating the percentage ownership of any other person.
AZEK has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares of AZEK common stock in the table does not constitute an admission of beneficial ownership of those shares of AZEK common stock. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares of AZEK common stock shown as beneficially owned by them, subject to applicable community property laws.
Except as otherwise noted below, the address for persons listed in the table is c/o The AZEK Company Inc., 1330 W. Fulton St., Suite 350, Chicago, Illinois 60607.

Name of Beneficial Owner	Shares of AZEK Common Stock Beneficially Owned	Percent of AZEK Common Stock
Directors:
Gary Hendrickson(1)	935,718	*
Pamela Edwards(2)	5,394	*
Howard Heckes(3)	21,104	*
Vernon J. Nagel(4)	41,715	*
Harmit Singh(5)	6,491	*
Brian Spaly(6)	82,348	*
Fiona Tan	2,558	*
Named Executive Officers:
Jesse Singh(7)	2,628,234	1.8%
Ryan Lada	11,019	*
Peter Clifford(8)	203,662	*

Name of Beneficial Owner	Shares of AZEK Common Stock Beneficially Owned	Percent of AZEK Common Stock
Jonathan Skelly(9)	385,229	*
Samara Toole(10)	28,333	*
Morgan Walbridge(11)	35,443	*
AZEK directors and current executive officers as a group(12)	4,216,148	2.9%

5% or Greater Stockholders:
The Vanguard Group(13)	14,430,833	10.0%
Wellington Management Group(14)	13,313,032	9.3%
FMR LLC(15)	13,198,360.25	9.2%
Capital Group Companies Inc.(16)	8,576,761	6.0%
BlackRock, Inc.(17)	7,379,468	5.1%

*	Represents beneficial ownership of less than 1%.
(1)
Includes 564,439 shares of AZEK common stock subject to AZEK Stock Options exercisable within 60 days of May 21, 2025, 12,259 shares of AZEK common stock subject to vested AZEK DSU Awards and 8,243 shares of AZEK common stock subject to vested but deferred AZEK RSU Awards. Includes 140,892 shares of AZEK common stock held by Mr. Hendrickson’s spouse, as trustee of The Hendrickson Family Trust, and for which Mr. Hendrickson’s spouse has delegated investment control and management to Mr. Hendrickson.

(2)	Includes 263 shares of AZEK common stock subject to vested AZEK DSU Awards.
(3)
Includes 1,982 shares of AZEK common stock subject to vested but deferred AZEK RSU Awards and 2,500 shares of AZEK common stock held by Howard C Heckes Trust, dated 10/2/2008, for which Mr. Heckes serves as trustee.

(4)	Includes 9,251 shares of AZEK common stock subject to vested AZEK DSU Awards and 12,181 shares of AZEK common stock subject to vested but deferred AZEK RSU Awards.
(5)	Includes 1,960 shares of AZEK common stock subject to vested AZEK DSU Awards and 2,558 shares of AZEK common stock subject to vested but deferred AZEK RSU Awards.
(6)	Includes 1,960 shares of AZEK common stock subject to vested AZEK DSU Awards and 2,558 shares of AZEK common stock subject to vested but deferred AZEK RSU Awards.
(7)
Includes 1,135,749 shares of AZEK common stock subject to AZEK Stock Options exercisable within 60 days of May 21, 2025. Includes 112,207 shares of AZEK common stock held by Mr. Singh and Mr. Singh's spouse as co-trustees of The Linda Singh Revocable Trust, 234,793 shares of AZEK common stock held by Mr. Singh as trustee of The Linda S.R. Singh Family Trust, 232,705 shares of AZEK common stock held by Mr. Singh's spouse as trustee of The Jesse Singh 2016 Irrevocable Trust, 100,000 shares of AZEK common stock held by Mr. Singh as grantor-trustee of The Jesse Singh 2024 Trust, and 9,476 shares of AZEK common stock held by Mr. Singh and his spouse as co-trustees of The Jesse G. Singh Revocable Trust.

(8)
Mr. Clifford resigned as Senior Vice President, Chief Operations Officer and Chief Financial Officer of AZEK effective as of January 24, 2025. Mr. Clifford’s shares of AZEK common stock are not included in the shares of AZEK common stock reported for all AZEK directors and executive officers as a group. AZEK has no knowledge of Mr. Clifford’s holdings of AZEK common stock after January 24, 2025.

(9)
Includes 204,360 shares of AZEK common stock subject to AZEK Stock Options exercisable within 60 days of May 21, 2025 and 360 shares of AZEK common stock subject to AZEK RSU Awards scheduled to vest within 60 days of May 21, 2025.

(10)	Includes 18,344 shares of AZEK common stock subject to AZEK Stock Options exercisable within 60 days of May 21, 2025.
(11)
Includes 19,650 shares of AZEK common stock subject to AZEK Stock Options exercisable within 60 days of May 21, 2025 and 1,210 shares of AZEK common stock subject to AZEK RSU Awards scheduled to vest within 60 days of May 21, 2025.

(12)
Includes 1,958,708 shares of AZEK common stock subject to AZEK Stock Options exercisable within 60 days of May 21, 2025, 25,693 shares of AZEK common stock subject to vested AZEK DSU Awards, 27,522 shares of AZEK common stock subject to vested but deferred AZEK RSU Awards and 1,210 shares of AZEK common stock subject to AZEK RSU Awards scheduled to vest within 60 days of May 21, 2025.

(13)
Represents shares of AZEK common stock beneficially owned as of December 31, 2024, based on a Schedule 13F filed with the SEC on February 11, 2025, by The Vanguard Group. The address listed in such filing is PO Box 2600, V26, Valley Forge, PA 19482-2600. The Vanguard Group indicates that it has sole investment discretion with respect to 14,196,031 shares of AZEK common stock, shared investment discretion with respect to 234,802 shares of AZEK common stock, shared voting power with respect to 62,691 shares of AZEK common stock, and no voting power with respect to 14,368,142 shares of AZEK common stock.

(14)
Represents shares of AZEK common stock beneficially owned as of December 31, 2024, based on a Schedule 13G filed with the SEC on February 10, 2025, by Wellington Management Group LLP. The address listed in such filing is c/o Wellington Management Company LLP, 280 Congress St., Boston, MA 02210. Wellington Management Group LLP indicates that it has shared investment discretion with respect to all of its shares, shared voting power with respect to 10,495,998 shares of AZEK common stock and no voting power with respect to 2,817,034 shares of AZEK common stock.

(15)
Represents shares of AZEK common stock beneficially owned as of December 31, 2024, based on a Schedule 13G filed with the SEC on February 12, 2025, by FMR LLC. The address listed in such filing is 245 Summer Street, Boston, MA 02210. FMR LLC indicates that it has sole investment discretion with respect to all of its shares, sole voting power with respect to 13,186,955.12 shares of AZEK common stock and no voting power with respect to 11,405.13 shares of AZEK common stock.

(16)
Represents shares of AZEK common stock beneficially owned as of December 31, 2024, based on Schedules 13F, each filed with the SEC on February 13, 2025, by affiliates of Capital Group Companies Inc. The address listed in such filings is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071. Each such affiliate of Capital Group Companies Inc. indicates it has shared investment discretion and sole voting power with respect to all of its shares of AZEK common stock.

(17)
Represents shares of AZEK common stock beneficially owned as of January 31, 2025, based on a Schedule 13G filed with the SEC on February 7, 2025, by Blackrock, Inc. The address listed in such filings is 50 Hudson Yards, New York, NY 10001. Blackrock, Inc. indicates that it has sole investment discretion with respect to all of its shares, sole voting power with respect to 7,131,113 shares of AZEK common stock and no voting power with respect to 248,355 shares of AZEK common stock.

DESCRIPTION OF JAMES HARDIE ORDINARY SHARES
As a result of the merger, AZEK stockholders will become shareholders of James Hardie. The rights of former AZEK stockholders following the consummation of the merger will be governed by the James Hardie Constitution, as well as the laws of Ireland, including the Irish Companies Act. The following is a summary of the material terms of the James Hardie ordinary shares as set forth in the James Hardie Constitution and the material provisions of the laws of Ireland. This summary does not purport to be complete and is qualified in its entirety by reference to James Hardie’s memorandum of association and articles of association, copies of which are filed as Exhibits 3.1 and 3.2, respectively, to this proxy statement/prospectus and are incorporated by reference herein. For a summary of the differences between your current rights as an AZEK stockholder and your rights as a James Hardie shareholder following completion, see the section of this proxy statement/prospectus entitled “Comparison of Shareholder / Stockholder Rights.”
Formation; Fiscal Year; Registered Office
The current legal name of James Hardie is “James Hardie Industries Public Limited Company” and James Hardie is the ultimate parent company of the James Hardie Group. The James Hardie Group was founded in 1888 and was listed on the ASX in 1951. The listed entity was a company that later changed its name to James Hardie Industries Limited. In August 2001, the James Hardie Group undertook a corporate restructuring to establish a new Dutch holding company, James Hardie Industries NV. Thereafter, on October 22, 2001, James Hardie Industries NV also undertook a listing on the NYSE via American Depository Shares, evidenced by American Depositary Receipts representing the James Hardie Industries NV CHESS Units of Foreign Securities Depositary Interests. In February 2010, James Hardie Industries NV transformed from a Dutch holding company to a Dutch Societas Europaea named James Hardie Industries SE. On June 17, 2010, James Hardie Industries SE registered in Ireland and on October 15, 2012, became James Hardie. James Hardie’s fiscal year end is March 31 and James Hardie’s registered address is 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79. For more information regarding James Hardie, see the section of this proxy statement/prospectus entitled “Parties to the Merger.”
Share Capital
The authorized share capital of James Hardie is €1,180,000,000 divided into 2,000,000,000 James Hardie ordinary shares of €0.59 each. Upon consummation of the merger, James Hardie will have an estimated 578,000,000 James Hardie ordinary shares issued and outstanding.
All James Hardie ordinary shares have equal voting rights and no right to a fixed income and carry the right to receive dividends that have been declared by James Hardie. The holders of James Hardie ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of James Hardie.
James Hardie has been registered with one class of shares; however, the James Hardie Constitution allows for any share to be issued with such rights or restrictions as the shareholders may by ordinary resolution determine. Shareholders may authorize James Hardie (acting through James Hardie directors) by special resolution to issue shares in whatever manner on the basis that they will be subsequently redeemed. Once issued, James Hardie may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently will be reissued or canceled).
The James Hardie Board has the power to: (a) issue shares up to a maximum of James Hardie’s authorized share capital and (b) limit or exclude statutory pre-emptive rights in respect of such issue for cash consideration, for a period of up to five years in each case, subject to renewal, by a special resolution of James Hardie shareholders (which requires the approval of holders of 75% of shares present in person or by proxy and voting at the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution of James Hardie shareholders (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorizing the James Hardie Board to issue shares.
An ordinary resolution was passed by the shareholders of James Hardie on August 3, 2023 renewing the authority of the directors of James Hardie to allot and issue shares/relevant securities up to the amount of James Hardie’s authorized but unissued share capital as at the date of the resolution for a period of five years from the date of such ordinary resolution, provided that James Hardie may make an offer or agreement before the expiry of this authority, which would or might require any such shares to be allotted after this authority has expired, and in that case, the James Hardie directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred had not expired.
A special resolution was passed by the shareholders of James Hardie on August 3, 2023 renewing the authority of the directors of James Hardie to allot shares for cash without such shares being subject to the statutory pre-emption right (as defined below in the section entitled “Comparison of Shareholder / Stockholder Rights”) up to the amount of James Hardie’s authorized but unissued share capital as at the date of the resolution for five years from the date of such special resolution provided that James Hardie may make an offer or agreement before the expiry of this authority, which would or might require any such shares to be allotted after this authority has expired, and in that case, the James Hardie directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.
If the James Hardie Board is at any time not designated as the authorized body for such powers, the shareholders of James Hardie acting by ordinary resolution have the power to issue shares, but only upon the proposal of the James Hardie Board.
As an Irish company that has listed securities in Australia and the United States, James Hardie is subject to applicable legislation regarding insider trading. Australian law prohibits persons from trading in securities when such persons possess information that is not generally available and which, if it were generally available, a reasonable person would expect to have a material effect on the price or value of those securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. James Hardie has adopted an insider trading policy consistent with Australian and U.S. laws and regulations. This policy is available on the James Hardie website. Please see the section entitled “Where You Can Find More Information.”
Organizational Documents; Governing Law
The rights of James Hardie shareholders are governed by, among other things, the James Hardie Constitution and the laws of Ireland, including the Irish Companies Act.
Voting
The James Hardie Constitution provides that all votes will be decided on a poll and that the Chair of the James Hardie Board may determine the manner in which the poll is to be taken and may fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was held.
Each James Hardie ordinary share will entitle the holder to one vote per James Hardie ordinary share at any general meeting of shareholders of James Hardie. Voting rights may be exercised by shareholders of James Hardie registered in James Hardie’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Beneficial owners of James Hardie ordinary shares who hold James Hardie ordinary shares through a nominee exercise the shareholders’ rights through the intermediation of such nominee. All proxies must be appointed in the manner prescribed by the James Hardie Constitution, which provides that the James Hardie Board may permit shareholders of James Hardie to notify James Hardie of their proxy appointments electronically; however the appointment of a proxy in electronic form shall only be effective in such manner as the James Hardie Board approves. Treasury shares or James Hardie ordinary shares that are held by subsidiaries of James Hardie will not be entitled to be voted at general meetings of shareholders.
Irish company law requires special resolutions of the shareholders (approval by not less than 75% of votes cast in person or by proxy) at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:
•	amending the James Hardie Constitution;
•	approving a change of name of James Hardie;
•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;
•	opting out of pre-emption rights on the issuance of new James Hardie ordinary shares;

•	re-registration of James Hardie from a public limited company to a private company;
•	purchase of own shares off-market;
•	reduction of issued share capital;
•	sanctioning a compromise/scheme of arrangement;
•	resolving that James Hardie be wound up by the Irish courts;
•	resolving in favor of a shareholders’ voluntary winding-up;
•	re-designation of James Hardie ordinary shares into different share classes; and
•	setting the re-issue price of treasury shares.
Variation of Rights
Under the James Hardie Constitution, any variation of class rights attaching to the issued James Hardie ordinary shares must be approved by a special resolution of the shareholders of the affected class of James Hardie shares (approval by not less than 75% of votes cast in person or by proxy) or with the consent in writing of the holders of 75% of the nominal value of the issued shares of that class of James Hardie shares.
The provisions of the James Hardie Constitution relating to general meetings apply to general meetings of the holders of any class of shares of James Hardie, except that the necessary quorum for any such separate general meeting is determined with respect to the shares of the applicable class. Accordingly, for any meeting of holders of a particular class of James Hardie shares, a quorum consists of one or more shareholders holding or representing by proxy at least 5% in nominal value of the issued share capital of the class in question and the quorum at an adjourned meeting of such class shall be at least 5% in nominal value of the issued shares of the class present in person or by proxy.
Inspection of Books and Records
Under Irish law, shareholders have the right to: (i) receive a copy of the James Hardie Constitution and any act of the Irish government which alters the memorandum of association of James Hardie; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of the shareholders of James Hardie; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by James Hardie; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders of James Hardie prior to an annual general meeting of James Hardie; and (v) receive balance sheets of any subsidiary of James Hardie which have previously been sent to shareholders of James Hardie prior to an annual general meeting of James Hardie for the preceding 10 years. The auditors of James Hardie will also have the right to inspect all books, records and vouchers of James Hardie. The auditors’ report must be circulated to the shareholders of James Hardie with James Hardie’s financial statements prepared in accordance with Irish law 21 days before the annual general meeting of James Hardie.
Appraisal Rights
Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Union (Cross-Border Conversion, Mergers and Divisions) Regulations 2023 governing the cross-border conversion, merger or division of an Irish company limited by shares such as James Hardie, a shareholder of James Hardie who voted against a special resolution approving the conversion, merger or division involving James Hardie has the right to request that James Hardie acquire its shares of James Hardie for cash at a price determined in accordance with the share exchange ratio set out in the underlying transaction agreement.
No Liability for Further Calls or Assessments
The James Hardie ordinary shares to be issued in connection with the merger will be duly and validly issued and fully paid. James Hardie ordinary shares may be held in either certificated or uncertificated form. James Hardie intends to issue only uncertificated James Hardie ordinary shares in connection with the merger.
Transfer of James Hardie Ordinary Shares
Registration in the share register of James Hardie will be determinative of membership in James Hardie. A James Hardie shareholder who holds James Hardie ordinary shares beneficially will not be the holder of record of such

James Hardie ordinary shares. Instead, the depository or other nominee (for example, Cede & Co., as nominee for DTC (the “DTC Nominee”)) will be the holder of record of those James Hardie ordinary shares. Accordingly, a transfer of James Hardie ordinary shares from a person who holds such James Hardie ordinary shares beneficially to a person who also holds such James Hardie ordinary shares beneficially through the same depository or other nominee will not be registered in James Hardie’s official share register, as the depository or other nominee will remain the record holder of any such James Hardie ordinary shares.
A written instrument of transfer may be required to register on James Hardie’s official share register any transfer of James Hardie ordinary shares (i) from a person who holds such James Hardie ordinary shares directly to any other person, (ii) from a person who holds such James Hardie ordinary shares beneficially to a person who holds such James Hardie ordinary shares directly, or (iii) from a person who holds such James Hardie ordinary shares beneficially to another person who holds such James Hardie ordinary shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred James Hardie ordinary shares. An instrument of transfer is also required for a shareholder of James Hardie who directly holds James Hardie ordinary shares to transfer those James Hardie ordinary shares into his or her own broker account to be held beneficially via DTC (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on James Hardie’s official Irish share register. However, a shareholder of James Hardie who directly holds James Hardie ordinary shares may transfer those James Hardie ordinary shares into his or her own broker account to be held beneficially via DTC (or vice versa) without giving rise to Irish stamp duty provided there is no change in the beneficial ownership of the James Hardie ordinary shares as a result of the transfer and the transfer is not made in contemplation of a sale of the James Hardie ordinary shares by the beneficial owner to a third party.
The James Hardie Board may also permit title to any James Hardie ordinary shares to transfer without a written instrument of transfer where permitted by the Irish Companies Act, subject to compliance with the requirements imposed under the relevant provisions of the Irish Companies Act and the James Hardie Constitution and any additional requirements which the James Hardie Board may approve.
James Hardie does not intend to pay any stamp duty levied on transfers of James Hardie ordinary shares on behalf of a buyer. Any transfer of James Hardie ordinary shares that is subject to Irish stamp duty will not be registered in the name of the transferee unless an instrument of transfer is duly stamped and provided to the transfer agent.
Parties to a share transfer should not assume that any stamp duty arising in respect of a transaction in James Hardie ordinary shares has been paid unless one or both of such parties is otherwise notified by James Hardie.
The James Hardie Board may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.
Dividends
Dividends and distributions of assets to James Hardie shareholders may be declared: (a) in the case of dividends, by the James Hardie Board, or (b) upon the recommendation of the James Hardie Board, by an ordinary resolution of shareholders of James Hardie, provided that with respect to dividends or distributions declared pursuant to subsection (b), the dividends or distributions may not exceed the amount recommended by the James Hardie Board.
Dividends and distributions of assets to James Hardie shareholders may only be made insofar as: (a) James Hardie has sufficient distributable profits, and (b) James Hardie’s net assets are not less than the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce James Hardie’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which James Hardie’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed James Hardie’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not James Hardie has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of James Hardie. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of James Hardie’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).
If directors of James Hardie so resolve, any dividend that has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by James Hardie. The payment by directors of James Hardie of any unclaimed dividend or other moneys payable in respect of a James Hardie ordinary share into a separate account shall not constitute James Hardie as a trustee in respect thereof. However, it is unlikely that any such unclaimed dividends will be forfeited due to the operation of Australian legislation, under which dividends that have been unclaimed for six years are paid to the relevant government authority, through which shareholders of James Hardie can claim a refund of such dividends in the future.
The James Hardie Board determines the record dates at which time registered holders of James Hardie ordinary shares will be entitled to dividends and also sets the payment dates for these dividends.
Restrictions on Share Ownership and Payments to Holders
There are no restrictions under the James Hardie Constitution or under the Irish Companies Act that limit the right of non-Irish residents or foreign owners to freely hold their James Hardie ordinary shares or to vote their James Hardie ordinary shares. There are no legislative or other legal provisions currently in force in Ireland or arising under the James Hardie Constitution that restrict the payment of dividends or distributions to James Hardie shareholders not resident in Ireland, except for Irish laws and regulations that restrict the remittance of dividends, distributions and other payments in compliance with the sanctions of the Security Council of the United Nations, the European Union (and any of its members), the United Kingdom, the United States and Australia.
Change of Control
There are no provisions in the James Hardie Constitution which would have an effect of delaying, deferring or preventing a change in the control of James Hardie.
Alteration of Share Capital
Under the James Hardie Constitution, James Hardie may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its memorandum of association.
James Hardie also may, by special resolution (approval by not less than 75% of the votes cast in person or by proxy at a meeting of shareholders) and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Irish Companies Act.
Share Repurchases and Reduction of Capital
Irish law permits James Hardie to redeem James Hardie ordinary shares (provided such shares are redeemable) at any time whether on or off market without approval of the James Hardie shareholders. Accordingly, the James Hardie Constitution provides that, when James Hardie agrees to acquire James Hardie ordinary shares (unless James Hardie elect to treat the acquisition as a purchase), it shall be a term of such contract that the relevant James Hardie ordinary shares become redeemable on the entry into that contract and that completion of that contract shall constitute redemption of the relevant James Hardie ordinary shares.
In addition, Irish law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a “recognized stock exchange” if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Except where otherwise noted, references elsewhere in this registration statement to repurchasing or buying back James Hardie ordinary shares shall be deemed to refer to the redemption of James Hardie ordinary shares by James Hardie or the purchase of James Hardie ordinary shares by a subsidiary of James Hardie, in each case in accordance with the James Hardie Constitution and Irish company law as described below.
A redemption or repurchase of shares may only be funded out of distributable reserves or out of the proceeds of a fresh issue of shares for that purpose. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Under Irish company law, the James Hardie Board may determine whether James Hardie ordinary shares repurchased or redeemed will either be held in treasury or canceled. However, under Irish company law, the nominal value of treasury shares held by James Hardie may not, at any one time, exceed 10% of the nominal value of James Hardie’s issued share capital.
Shareholder Meetings
The James Hardie Constitution allows for any general meetings to be held outside of Ireland. James Hardie must hold an Annual General Meeting (“AGM”) in each calendar year and within nine months after the financial year end and James Hardie shall announce the date of each AGM no less than 35 business days before such meeting is due to be held. Furthermore, notice of an AGM must be given to all James Hardie shareholders and to the auditors of James Hardie. The James Hardie Constitution provides for a minimum notice period of 21 clear days, which is the minimum permitted under Irish law. “Clear days” means calendar days and excludes (1) the date on which a notice is given or deemed to be given, and (2) the day for which it is given or on when it is to take effect.
All business that is transacted at an AGM shall be deemed to be special business, except: (1) the consideration of the James Hardie’s statutory financial statements and the report of the directors and the report of the auditors of those statements and that report, (2) the review by the members of the James Hardie’s affairs, (3) the declaration of a dividend (if any) of an amount not exceeding the amount recommended by the directors of James Hardie, (4) the election of directors of James Hardie in the place of those retiring (whether by rotation or otherwise), (5) subject to the relevant provisions of the Irish Companies Act, the appointment or reappointment of the auditors of James Hardie, and (6) the authorization of the directors of James Hardie to approve the remuneration of the auditors. If no resolution is made in respect of the reappointment of an existing auditor at an AGM, the existing auditor of James Hardie will be deemed to have continued in office.
James Hardie shall announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the James Hardie Board resolves otherwise. An extraordinary general meeting may be convened by (1) the James Hardie directors of their own volition, or (2) by James Hardie directors upon being requested to do so pursuant to Irish company law, by one or more persons who alone or together hold 10% of James Hardie’s issued share capital. An extraordinary general meeting must be convened within 21 calendar days after such a request has been made of James Hardie by a shareholder of James Hardie (who holds 10% or more of James Hardie’s issued share capital), and the extraordinary general meeting must be held no later than two months after such a request has been made by a shareholder of James Hardie.
One or more persons who alone or together hold at least 10% of James Hardie’s issued share capital may request that the James Hardie Board place a matter on the agenda of any general meeting of James Hardie so long as any such request shall be received by at least 30 business days before the general meeting of James Hardie to which it relates, at such postal or e-mail address as specified by James Hardie for that purpose in the announcement of the general meeting of James Hardie. Such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by the James Hardie Board where: (i) the form or content of the request is contrary to the James Hardie Constitution, the Irish Companies Act or the ASX listing rules, or (ii) the procedure and time limits specified in the James Hardie Constitution have not been complied with.
The quorum for general meetings of James Hardie is one or more members present in person, by proxy or by authorized representative holding at least 5% of James Hardie’s issued share capital and who are entitled to vote upon the business to be transacted.
James Hardie’s quorum for meetings of a separate class of shareholders is one or more persons who alone or jointly hold or represent by proxy at least 5% in nominal value of the issued shares of the class.
Irish law and the James Hardie Constitution currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote James Hardie ordinary shares, solely as a result of such non-resident status.

Board of Directors
James Hardie Directors’ Fees, Expenses, Pensions and Other Benefits
The maximum aggregate ordinary remuneration of the non-executive directors of James Hardie is $3,800,000 per annum and can be increased from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Nominating and Governance Committee of the James Hardie Board and are approved at a properly convened meeting of the James Hardie Board.
Any James Hardie director who holds any executive office (including the office of Chief Executive Officer) may be paid such extra remuneration by way of salary, commission or otherwise as the James Hardie Board may determine provided that such James Hardie director’s salary or fee must not include a commission on or percentage of the operating revenue.
The James Hardie directors may also reimburse any director of James Hardie for reasonable expenses (including travel and accommodation) incurred in attending and returning from meetings of the James Hardie Board, any committee of the James Hardie Board or general meetings or otherwise in connection with the business of James Hardie.
Any director, former director, officer, former officer, employee or former employee (including employees or former employees of subsidiaries and/or associated companies of James Hardie and or a predecessor in business of the James Hardie or its subsidiaries) or their family member or any person who is dependent on such foregoing person may be paid a retirement benefit (whether by pension, gratuity or otherwise) of an amount and on such terms as determined by the James Hardie Board. The James Hardie Board may establish or amend or support, or assist in the establishment, amendment or support of any scheme to provide pension, retirement, superannuation or similar payments or benefits for such purposes and grant pensions and allowances to those persons, their family or their dependents.
Indemnification
The James Hardie Constitution provides that James Hardie’s current and former directors, company secretary, employees and persons who may be deemed by the James Hardie Board to be an agent of James Hardie shall be indemnified by James Hardie for costs, losses and expenses arising out of such person’s exercise of their duties to James Hardie. However, under Irish company law, this indemnity only binds James Hardie to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favor of such current or former director or company secretary, or where a court grants relief because the current or former director or company secretary acted honestly and reasonably and ought fairly to be excused. The James Hardie Constitution applies the same restrictions to employees and persons deemed by the James Hardie Board to be an agent of James Hardie who is not a current or former director or company secretary.
James Hardie has also entered into deeds of access, insurance and indemnity with James Hardie’s directors, company secretary and certain senior employees.
Executive Directors
The James Hardie Board may appoint one or more James Hardie directors to be the holder of any executive office on such terms and for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.
Size of the James Hardie Board
The Irish Companies Act provides for a minimum of two directors for a public limited company, however under the James Hardie Constitution, unless otherwise determined by the James Hardie shareholders in a general meeting, the number of James Hardie directors shall be determined by the James Hardie Board from time to time and shall not be more than twelve nor less than three.
Election and Classification of Directors
The James Hardie Constitution provides that the James Hardie directors (other than the Chief Executive Officer) shall be divided into three classes, as nearly equal in size as practicable, designated Class I, Class II and Class III. The initial division of the James Hardie directors (other than the Chief Executive Officer) into classes shall be made by the decision of an affirmative vote of a majority of the James Hardie directors. At each AGM of James Hardie, successors to the class of James Hardie directors whose term expires at that AGM shall be elected for a three-year term. A Director may, with the prior approval of the James Hardie Board, stand for re-election (as their own successor) at an annual general meeting at which his term expires. No James Hardie Director (other than the Chief Executive Officer) shall hold office (without re-election) past 3 years following the director’s appointment (or last election), whichever is longer.
Removal of James Hardie Directors; Vacancies
In accordance with the Irish Companies Act and the James Hardie Constitution, James Hardie, by ordinary resolution, in accordance with the procedure outlined in the Irish Companies Act, may remove any director of James Hardie before the expiry of his or her period of office notwithstanding anything in the James Hardie Constitution or in any agreement between James Hardie and such director. This does not prevent such a person from claiming compensation or damages in respect of the termination.
The James Hardie Board may appoint a person willing to act as a director of James Hardie either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors of James Hardie to exceed any number determined by the James Hardie directors or fixed by or in accordance with the James Hardie Constitution as the maximum number of James Hardie directors. Such director shall hold office only until the next annual general meeting of James Hardie, at which meeting they may, with the prior approval of the James Hardie Board, stand for election by James Hardie shareholders. If reappointed, they shall be designated as Class I, Class II or Class III by a majority of the James Hardie directors and shall hold office for a term which coincides with the rest of that class of James Hardie directors.
For uncontested elections, the Irish Companies Act and James Hardie Constitution provide for the election of James Hardie directors by way of an ordinary resolution at a general meeting of James Hardie (under which James Hardie directors are elected by a majority of the votes cast), which could result in the number of James Hardie directors falling below the prescribed minimum number of James Hardie directors due to the failure of nominees to be elected. If the number of James Hardie directors is reduced below the fixed minimum number, the remaining James Hardie director or James Hardie directors shall appoint an additional director or additional James Hardie directors to make up such minimum or shall convene a general meeting of James Hardie for the purpose of making such appointment. If there is no James Hardie director or James Hardie directors able or willing to act then any member or members representing 5% of James Hardie’s issued share capital, may summon a general meeting of James Hardie for the purpose of appointing such director(s). Any additional James Hardie director appointed in the foregoing manner shall hold office (subject to the provisions of the Irish Companies Act and the James Hardie Constitution) until the conclusion of the next annual general meeting of James Hardie following such appointment unless they are re-elected during such meeting.
Directors’ Conflict of Interest
The James Hardie Constitution provides that a director cannot vote on any resolution concerning a matter in which he or she has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of James Hardie. A director cannot be counted in the quorum present at a meeting in relation to any such resolution on which the director is not entitled to vote.
Under Irish law, James Hardie directors who have a personal interest in a contract or a proposed contract with James Hardie are required to declare the nature of their interest at a meeting of the directors of James Hardie. James Hardie is required to maintain a register of such declared interests which must be made available for inspection by the shareholders at general meetings.
Powers of James Hardie Directors
Subject to the provisions of Irish law, the James Hardie Constitution and any directions by shareholders given by special resolution not being inconsistent with the James Hardie Constitution or the Irish Companies Act, the business of James Hardie is managed by the James Hardie Board, which can do all such things and exercise all the powers of James Hardie.
The James Hardie Board may delegate any of its powers to any James Hardie director, the chief executive officer of James Hardie, a board committee or any person or persons employed by James Hardie or its subsidiaries. Further, a person or committee to whom or to which the James Hardie directors have delegated any of their powers, may delegate such power to another person or to a sub-committee in the same manner. A James Hardie director, the chief executive officer of James Hardie, board committee or employee to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the James Hardie Board.
Dissolution; Rights Upon Liquidation
In the event of James Hardie’s liquidation, and after James Hardie has paid all debts and liquidation expenses, the excess of any assets shall be distributed among James Hardie shareholders in proportion to the capital at the commencement of the winding up which is paid up or credited as paid up on such James Hardie ordinary shares held by James Hardie shareholders. As a holding company, James Hardie’s sole material assets will be the capital stock of the subsidiaries of James Hardie.
Limitations of Right to Hold James Hardie Ordinary Shares
The Irish Takeover Rules regulate takeover and merger transactions, however effected, by which control of a public limited company incorporated in Ireland with a listing of its equity securities on certain specified stock exchanges, including the NYSE, may be obtained or consolidated. “Control” means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a relevant company, irrespective of whether the holding or holdings give de facto control.
The Irish Takeover Rules are statute based. The Irish Takeover Panel is the body that regulates all transactions subject to the Irish Takeover Rules.
Rule 9 of the Irish Takeover Rules states that, except with the consent of the Irish Takeover Panel, when:
•
any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a relevant company; or

•
any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of 12 months, additional shares or other securities of more than 0.05% of the total voting rights of the relevant company, such person must extend offers to the holders of any class of equity securities (whether voting or non-voting) and to holders of any class of transferable voting capital in respect of all such equity securities and transferable voting capital.

A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a relevant company is not subject to Rule 9.
The Irish Takeover Rules also contain rules called “Substantial Acquisition Rules” which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a relevant company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
Although the Irish Takeover Rules may help to ensure that no person may acquire voting control of James Hardie without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of James Hardie.
Irish Takeover Rules — General Principles
The Irish Takeover Rules are built on the following General Principles, which will apply to any transaction regulated by the Irish Takeover Panel:
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in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•
the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; in addition, where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

•	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
•
false markets must not be created in the securities of the target company, the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•
an offeror must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and
•
a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements
A voluntary offer is an offer that is not a mandatory offer. If a person makes a voluntary offer to acquire outstanding James Hardie ordinary shares, the offer price must be no less than the highest price paid for James Hardie ordinary shares by that person or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles (as outlined above), believes it is appropriate to do so.
If an offeror or any party acting in concert with it has acquired James Hardie ordinary shares: (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total of James Hardie ordinary shares; or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the offeror or any party acting in concert with it during, in the case of: (x) the 12-month period prior to the commencement of the offer period; and (y) the offer period. The Irish Takeover Panel may apply this rule to an offeror who, together with any party acting in concert with it, has acquired less than 10% of the total of James Hardie ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or possible offer. Where an offer period is commenced by the announcement of a possible offer, the potential offeror must, by no later than 42 days following the date of the possible offer announcement, either (i) announce a firm intention to make an offer for in accordance with Rule 2.7 of the Irish Takeover Rules, or (ii) announce that it does not intend to make such an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Irish Takeover Rule applies (whereupon it would be “locked out” from making an offer for a 6 month period). This deadline can be extended at James Hardie’s request with the consent of the Irish Takeover Panel in accordance with Rule 2.6(c) of the Irish Takeover Rules.
Frustrating Action
Under the Irish Takeover Rules, the James Hardie Board is not permitted to take any action which might frustrate an offer for James Hardie ordinary shares once the James Hardie Board has received an approach which may lead to an offer or has reason to believe an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities or redemption or repurchase of shares, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business, or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer are prohibited during the course of an offer or at any time during which the James Hardie Board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:
•	the action is approved by James Hardie shareholders at a general meeting; or
•	the Irish Takeover Panel has given its consent, where:
•	it is satisfied the action would not constitute frustrating action;

•	shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;
•	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or
•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.
Insider Dealing
The Irish Takeover Rules also provide that no person, other than the offeror, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of a company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the target during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach, or (ii) the termination of discussions relating to such offer, whichever is earlier.
Shareholder Rights Plan
Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure and there is no directly relevant case law on this issue.
Disclosure of Holdings
Under Irish law, a person must notify James Hardie in writing within five business days of an acquisition or disposition of James Hardie ordinary shares where:
•	such person’s interest was below 3% of James Hardie’s issued share capital prior to such acquisition and equals or exceeds 3% after such acquisition;
•
such person’s interest was equal to or above 3% of James Hardie’s issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 3.8% to 4.3% or from 5.2% to 4.9%); and

•	such person’s interest was equal to or above 3% of James Hardie’s issued share capital before a disposition and falls below 3% as a result of such disposition.
Failure of a shareholder to disclose its interests in James Hardie ordinary shares as described above will result in no right or interest of any kind in respect of that person’s James Hardie ordinary shares being enforceable, whether directly or indirectly, by action or legal proceeding.
In addition, under Irish law, James Hardie can, if it has reasonable cause to believe that a person or company has an interest in James Hardie ordinary shares, require such person or company to confirm that belief or (as the case may be) to indicate whether or not it is the case and to provide certain information in relation to such holdings, including details of his or her interest in James Hardie ordinary shares and the interests (if any) of all persons having a beneficial interest in James Hardie ordinary shares. To the extent any such information is made available to James Hardie, Irish law requires that James Hardie make such information available for inspection to any person upon such person’s request.
If a person fails to respond when James Hardie makes a request for information in the manner described above, James Hardie may apply to the High Court of Ireland for an order stating that: (a) any transfer of such James Hardie ordinary shares will be void, (b) such James Hardie ordinary shares will have no voting rights, (c) no further James Hardie ordinary shares will be issued in right of those James Hardie ordinary shares or pursuant to any offer made to the holder thereof, and (d) such James Hardie ordinary shares will not be entitled to any payment from James Hardie.
The restrictions described above, whether imposed for a failure to disclose a notifiable interest or for a failure to respond to a request for information, may only be lifted by an order of the High Court of Ireland.
Shareholders of James Hardie are also subject to beneficial ownership reporting disclosure requirements under U.S. securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC.

Uncertificated Interests in James Hardie Ordinary Shares
James Hardie Street Name Book-Entry Interests
In order for James Hardie ordinary shares to be directly listed on the NYSE, they must be eligible for deposit and clearing through DTC, a central securities depository that provides settlement services for companies whose securities are listed on the NYSE. DTC is an intermediated settlement system where the DTC Nominee is recorded on the register of members as the holder of legal title to the uncertificated James Hardie ordinary shares and trades in those shares are reflected by changes in DTC’s book-entry system, instead of through a change to the register of members.
DTC holds securities deposited by banks, brokers/dealers, firms, financial institutions and other persons that are participants in the DTC (“DTC Participants”) and facilitates post-trade settlement among DTC Participants of transactions in deposited securities through electronic computerized book-entry transfers between DTC Participants’ accounts. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC is also available to intermediaries that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. Purchases of James Hardie ordinary shares held through DTC must be made by or through a direct DTC Participant, which will receive a credit in respect of the James Hardie ordinary shares on DTC’s records. The ownership interest of each actual purchaser of James Hardie ordinary shares (i.e., the beneficial owner) is in turn to be recorded on the direct and indirect DTC Participants’ records (such interests, the “James Hardie Street Name Book-Entry Interests”).
CHESS Units of Foreign Securities (“CUFS”)
In order to settle transactions on the ASX, interests in James Hardie ordinary shares will be held as James Hardie CUFS, which are a sub-type of CHESS depositary interest that represent a beneficial ownership interest in the securities of a non-Australian company. Each James Hardie CUFS represents the beneficial ownership of one ordinary share of James Hardie.
Unlike James Hardie ordinary shares, each James Hardie CUFS can be held, transferred and settled electronically through CHESS, and will be used to settle James Hardie ordinary shares traded electronically on the financial market operated by the ASX.
Differences Between James Hardie Ordinary Shares and Uncertificated Interests in James Hardie Ordinary Shares
There are a number of differences between holding James Hardie CUFS or James Hardie Street Name Book-Entry Interests and James Hardie ordinary shares. The major differences are that:
•
shareholders of James Hardie who hold their interests in James Hardie ordinary shares through either James Hardie CUFS or James Hardie Street Name Book-Entry Interests (such holders, “Uncertificated Interest Holders”) do not have legal title in the underlying James Hardie ordinary shares which the James Hardie CUFS or James Hardie Street Name Book-Entry Interests represent;

•
Uncertificated Interest Holders are not able to vote personally as shareholders at meetings of James Hardie. Instead, Uncertificated Interest Holders are provided with a voting instruction form which will enable them to instruct, via an omnibus proxy arrangement, the DTC Nominee in relation to the exercise of voting rights. In addition, an Uncertificated Interest Holder is able to request the DTC Nominee to appoint the Uncertificated Interest Holders or a third party nominated by the Uncertificated Interest Holders as its proxy so that the proxy so appointed may exercise the votes attaching to the James Hardie ordinary shares; and

•
Uncertificated Interest Holders will not be directly entitled to certain other rights conferred on holders of James Hardie ordinary shares, including the right to apply to an Irish court for an order on the grounds that the affairs of James Hardie are being conducted in a manner which is unfairly prejudicial to the interests of James Hardie shareholders.

COMPARISON OF SHAREHOLDER / STOCKHOLDER RIGHTS
James Hardie is incorporated under the laws of Ireland, and, accordingly, the rights of James Hardie shareholders are governed by the laws of Ireland. AZEK is incorporated under the laws of the State of Delaware, and, accordingly, the rights of AZEK stockholders are governed under the laws of the State of Delaware. Upon completion of the merger, AZEK stockholders immediately prior to the completion of the merger will become James Hardie shareholders. Thus, following the merger, the rights of AZEK stockholders who become James Hardie shareholders in the merger will shift from being governed by the laws of the State of Delaware to the laws of Ireland and will also then be governed by the James Hardie Constitution.
The following is a summary of certain material differences between (i) the current rights of AZEK stockholders under the AZEK certificate of incorporation, AZEK bylaws and Delaware law, including the DGCL, and (ii) the current rights of James Hardie shareholders under the James Hardie Constitution and Irish law, including the Irish Companies Act.
The following summary is not a complete statement of the rights of shareholders and stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to James Hardie’s and AZEK’s respective governing documents, Delaware law (including the DGCL) and Irish law (including the Irish Companies Act), which we urge you to read carefully in their entirety. This summary does not reflect any of the rules of the NYSE or ASX that may apply to AZEK or James Hardie in connection with the merger or otherwise. You are also urged to carefully read the relevant provisions of the DGCL and the Irish Companies Act for a more complete understanding of the differences between being a stockholder of AZEK and a shareholder of James Hardie. Copies of the respective companies’ governing documents have been filed with the SEC and may be obtained as described in the section entitled “Where You Can Find More Information.”

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
Organizational Documents	The rights of AZEK stockholders are currently governed by the AZEK certificate of incorporation and bylaws and the laws of the State of Delaware, including the DGCL.	The rights of James Hardie shareholders are currently governed by the James Hardie Constitution and Irish law, including the Irish Companies Act.

Authorized and Outstanding Shares
The authorized capital stock of AZEK consists of 1,100,000,000 shares of Class A common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.

AZEK Class A common stock is listed on the NYSE under the symbol “AZEK.”

There are no shares of AZEK preferred stock currently outstanding.

AZEK’s certificate of incorporation provides that the AZEK Board may authorize the issuance of one or more series of preferred stock and fix by resolution the number of shares to be included in each such series, the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions of each such series.

The authorized share capital of James Hardie is €1,180,000,000 divided into 2,000,000,000 ordinary shares of €0.59 each.

James Hardie’s share capital does not currently consist of any preferred shares.

James Hardie ordinary shares will be listed on the NYSE under the symbol “JHX” and James Hardie CUFS will be listed on the ASX under the symbol “JHX.”

Under Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the constitution or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution (if

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

James Hardie wishes to continue to have the ability to issue shares). Such ordinary resolution was passed by the shareholders of James Hardie on August 3, 2023, which renewed the authority of the directors of James Hardie, where they deem it appropriate to do so, to allot shares up to the amount of James Hardie’s authorized but unissued share capital as at the date of the resolution for five years; provided that James Hardie may make an offer or agreement before the expiry of this authority, which would or might require any such shares to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Certificated Shares
AZEK’s bylaws provide that shares of AZEK stock may be represented by certificates. The AZEK Board may provide by resolution that some or all of any or all classes or series of AZEK stock be uncertificated shares. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Shares in an Irish public limited company such as James Hardie can be issued and held either in a so-called “certificated form” (i.e., hard copy share certificates are issued to shareholders) or a so-called “uncertificated form” (i.e., dematerialized). All shareholders’ names must be entered into the register of members maintained by an Irish public limited company in order to acquire legal title to the shares.

To make shares in an Irish public limited company deliverable for trading on an exchange, the shares are required to be issued in uncertificated form. To achieve this, certain James Hardie shares issued pursuant to the merger and listed on the NYSE will be held by the DTC Nominee who will therefore be the registered legal holder of such James Hardie ordinary shares as well as the legal holder of all rights associated with such shares.

Preemptive Rights	There are no preemptive rights relating to shares of AZEK common stock.
Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis (a “statutory pre-emption right”).

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

Shareholders may opt out of these statutory pre-emption rights by special resolution adopted by the shareholders at a general meeting (approval by not less than 75% of the votes cast in person or by proxy), for a maximum of five years before requiring renewal. Statutory pre-emption rights do not apply (i) where equity securities are allotted for non-cash consideration (such as in a share-for-share acquisition), (ii) to the allotment of non-equity securities (that is, securities that have the right to participate only up to a specified amount in any income or capital distribution), or (iii) where shares are allotted pursuant to an employees’ share scheme or similar equity plan.

Such special resolution was passed by the shareholders of James Hardie on August 3, 2023, renewing the authority of the directors of James Hardie to allot shares for cash without such shares being subject to these pre-emption rights up to the amount of James Hardie’s authorized but unissued share capital as at the date of the resolution for five years; provided that James Hardie may make an offer or agreement before the expiry of this authority, which would or might require any such shares to be allotted after this authority has expired, and in that case, the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

Redemption or Repurchase of Shares
There are no redemption or conversion rights relating to shares of AZEK common stock.

Under the DGCL, a corporation may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of such corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If AZEK were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares.

Subject to and in accordance with the provisions of the Irish Companies Act and without prejudice to any relevant special rights attached to any class of shares, James Hardie may purchase any of its own shares of any class and so that any shares to be so purchased may be selected in any manner whatsoever and canceled or held by James Hardie as treasury shares. James Hardie shall not make a market purchase of its shares unless such purchase has first been authorized by an ordinary resolution of James Hardie. James Hardie may not make an off-market purchase of its own shares unless pursuant to a contract authorized in advance by a special resolution of James Hardie.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

In accordance with the Irish Companies Act any redemptions of shares must be funded out of James Hardie’s distributable reserves or from the proceeds of a fresh issue of shares.

The James Hardie Constitution provides that any ordinary share which James Hardie has agreed to acquire will be deemed to be a redeemable share, unless James Hardie elects otherwise. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by James Hardie may technically be effected as a redemption of those shares.

Dividends
Under the DGCL, stockholders of a corporation are entitled to receive dividends as may be declared from time to time by the board of directors of such corporation out of funds legally available for the payment of dividends.

Subject to the provisions of the Irish Companies Act, James Hardie may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the James Hardie Board.

Subject to the provisions of the Irish Companies Act, the James Hardie Board may declare interim dividends if it appears to the James Hardie Board that they are justified by the profits of James Hardie available for distribution. If the James Hardie Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

A general meeting declaring a dividend may, on the recommendation of the James Hardie Board by ordinary resolution, direct that payment of any dividend be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of any other company.

No dividend or other monies payable in respect of a share shall bear interest against James Hardie unless otherwise provided by the rights attached to the share.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
Rights of Dissenting Shareholders
Under the DGCL, stockholders may exercise appraisal rights to receive payments in cash for the fair value of his or her shares as appraised by the Court of Chancery of the State of Delaware in the event of certain mergers and consolidations in lieu of the consideration otherwise provided thereby. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation (or, in the case of a merger pursuant to Section 251(h) of the DGCL, as of immediately prior to the execution of the agreement of merger), or on the record date with respect to action by written consent, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders. This is sometimes referred to as the “market out” exception to appraisal rights. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation as provided in Section 251(f) of the DGCL.

Notwithstanding the “market out” exception described above, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (1) shares of stock of the surviving or resulting corporation in the applicable merger or consolidation, or depositary receipts in respect thereof, (2) shares of stock or depositary receipts in respect thereof of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (3) cash in lieu of fractional shares or depositary receipts in respect thereof described in clauses (1) – (2) or (4) any combination of clauses (1) – (3). Appraisal rights are also available under the DGCL where the certificate of incorporation so provides.

Irish law does not generally provide for appraisal or dissenters’ rights.

However Irish law provides for dissenters’ rights in certain situations, as described below.

•
Under a takeover offer, an offeror which has acquired or contracted to acquire not less than 80% of the shares to which the offer relates may require the other shareholders who did not accept the offer to transfer their shares on the terms of the offer. Dissenting shareholders have the right to apply to the Irish High Court for relief.

•
A takeover scheme of arrangement which has been approved by the requisite shareholder majority and sanctioned by the Irish High Court will be binding on all shareholders. Dissenting shareholders have the right to appear at the Irish High Court hearing and make representations in objection to the scheme.

•
In the case of a (i) domestic or cross-border statutory merger, if the consideration being paid to shareholders is not all in the form of cash, or (ii) cross-border conversion of a company incorporated in one European Economic Area jurisdiction into a company formed in another European Economic Area jurisdiction, in each case, under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 of Ireland or the Irish Companies Act, dissenting shareholders may, in certain circumstances, be entitled to require their shares be acquired for cash.

Disclosure of Interests	Holders of beneficial interests in AZEK common stock must comply with the	Holders of beneficial interests in James Hardie ordinary shares must comply with

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
beneficial ownership disclosure obligations contained in section 13(d) of the Exchange Act and the rules promulgated thereunder.
the beneficial ownership disclosure obligations contained in section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

In addition, James Hardie will be required to comply with the disclosure obligations under the Irish Companies Act and the Irish Takeover Rules.

In accordance with the Irish Companies Act, shareholders of James Hardie will be required to notify James Hardie of their shareholdings where the percentage of shares held by them in James Hardie reaches, exceeds or falls below 3%. Where a shareholder holds an interest of 3% or more in James Hardie ordinary shares, such shareholder must notify James Hardie of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. There is no obligation on James Hardie to make this public.

In addition, following the announcement of a potential offer for James Hardie, the disclosure requirements under the Irish Takeover Rules will apply.

Shareholder Meetings—Time, Place and Notice
Under the AZEK bylaws, meetings of AZEK stockholders shall be held at such date, time and place, or by means of remote communication, as the AZEK Board may designate.

Under the AZEK bylaws, notice of a meeting of AZEK stockholders shall be given not less than 10 nor more than 60 days before the date of such meeting.

Under the James Hardie Constitution, meetings of James Hardie shareholders shall be held at a time and place as determined by the James Hardie Board. James Hardie shall hold in each calendar year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. Not more than fifteen months shall elapse between the date of one annual general meeting and that of the next. James Hardie shall announce the date of the annual general meeting no less than 35 business days before such annual general meeting is due to be held.

Directors may convene general meetings or one or more members who alone or together hold 10% of James Hardie’s issued share capital may request that an item be placed on the agenda of any

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

general meeting, provided that each such item is accompanied by stated grounds justifying its inclusion or a draft resolution, together not to exceed 1,000 words, to be adopted at such general meeting.

A general meeting shall be called by at least twenty-one clear days’ notice and James Hardie shall be required to announce the intention to call a general meeting no less than 35 days before such general meeting is due to be held save, in the case of an extraordinary general meeting, where exceptional circumstances arise and the directors resolve that it is in James Hardie’s best interests to issue notice convening a general meeting forthwith and without giving such notice of the intention to convene such general meeting.

Notice of a general meeting must be given to all members, directors, the auditors and to any other person to whom James Hardie is required to give notice under the James Hardie Constitution.

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

Shareholder Meetings—Voting Rights, Cumulative Voting
AZEK stockholders are entitled to one vote for each share of AZEK common stock held by such stockholder which has voting power upon the matter in question.

AZEK stockholders do not have the right to vote cumulatively.

Under the James Hardie Constitution, for any resolution to be decided by way of a poll, each holder of James Hardie ordinary shares is entitled to one vote for each James Hardie ordinary share that he or she holds as of the record date for the meeting. On a poll, a member entitled to more than one vote need not use their votes in the same way.

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

Cumulative voting is not recognized under Irish law.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
Shareholder Meetings—Action by Written Consent	AZEK’s certificate of incorporation provides that stockholders may not take action by written consent.	Under Irish law, a public limited company’s shareholders can pass a resolution by unanimous written consent.

Shareholder Meetings—Quorum
Under the DGCL, no business may be transacted at any meeting of the stockholders unless a quorum is present.

Under the AZEK bylaws, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter.

The James Hardie Constitution provides that no business shall be transacted at any general meeting unless a quorum of members is present.

Pursuant to the James Hardie Constitution, one or more members present in person, by proxy or by authorized representative holding at least 5% of the issued shares of James Hardie entitled to vote at the meeting in question shall be a quorum (which overrides the Irish statutory position of two members present in person or by proxy counting as a quorum).

Annual Meeting of Shareholders
Under the DGCL, if a corporation has not held its annual meeting of stockholders for a period of 30 days after the date designated, or if no date has been designated, for a period of 13 months after its last annual meeting, the court may summarily order a meeting to be held upon the application of any stockholder or director.

Under the AZEK bylaws, annual meetings of AZEK stockholders shall be held at such date, time and place, or by means of remote communication, as the AZEK Board may designate, for the election of directors and for the transaction of such other business as may have been properly brought before the meeting in compliance with the provisions of the AZEK bylaws.

Under the Irish Companies Act, James Hardie will be required to hold annual general meetings at intervals of no more than 15 months after the previous annual general meeting, provided that an annual general meeting is held in each calendar year.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are (i) the consideration of our Irish statutory financial statements and the report of the directors and the report of the auditors on those statements and that report, (ii) a review by the members of our affairs, (iii) the declaration of a dividend (if any) in an amount not exceeding the amount recommended by the directors, (iv) the election of directors in the place of those retiring (whether by rotation or otherwise), (v) subject to the relevant provisions of the Irish Companies Act, the appointment or re-appointment of our statutory auditors and (vi) the authorization of the directors to approve the remuneration of the auditors.

If no resolution is made in respect of the reappointment of our statutory auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
Special Meetings of Shareholders
Under the DGCL, a special meeting of the stockholders may be called by the board of directors or by any other person authorized to do so by the certificate of incorporation or bylaws.

AZEK’s certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, special meetings of stockholders may be called only by the Chairperson of the AZEK Board or the Secretary of AZEK at the direction of a majority of directors then in office.

In accordance with the Irish Companies Act and the James Hardie Constitution, extraordinary general meetings may be convened by (i) the James Hardie Board, (ii) the James Hardie Board following a request by one or more members of James Hardie holding not less than 10% of the voting rights of James Hardie, (iii) in certain circumstances, on requisition of James Hardie’s statutory auditors, or (iv) in exceptional cases, by order of the Irish High Court.

A general meeting shall be called by at least twenty-one clear days’ notice and James Hardie shall be required to announce the intention to call a general meeting no less than 35 days before such general meeting is due to be held save, in the case of an extraordinary general meeting, where exceptional circumstances arise and the directors resolve that it is in James Hardie’s best interests to issue notice convening a general meeting forthwith and without giving such notice of the intention to convene such general meeting.

In the case of an extraordinary general meeting requisitioned by James Hardie shareholders, the proposed objects of the meeting must be set out in the requisition notice which must be deposited at James Hardie’s registered office. Upon receipt of this requisition notice, the James Hardie Board has 21 days to convene a meeting of James Hardie shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the James Hardie Board does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting of shareholders, which meeting must be held within three months of the receipt of the requisition notice.

Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
Shareholder Proposals
AZEK’s bylaws allow stockholders who are record holders on the date of notice and on the date of the annual meeting or special meeting, as applicable, to nominate candidates for election to the AZEK Board. Stockholders who are record holders on the date of notice and on the date of the annual meeting may also propose business to be brought before such annual meeting.

Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to AZEK’s secretary prior to the meeting.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the secretary at AZEK’s principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided that in the event that the date of the meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the date of the annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to such date, the 10th day following the day on which public announcement of the date of the meeting is first made by AZEK.

The James Hardie Constitution grants James Hardie shareholders the right to table items for inclusion on the agenda of any general meeting provided that each such item is accompanied by (i) stated grounds justifying its inclusion or (ii) a draft resolution, together not to exceed 1,000 words, to be adopted at the meeting. Such right is subject to the shareholder or shareholders concerned holding at least 10% of the voting share capital and sending the information to the company at least 30 business days before the meeting.

Furthermore, under the James Hardie Constitution, for any nominations of individuals for election to the James Hardie Board to be properly brought before a general meeting of James Hardie shareholders by a James Hardie shareholder, such James Hardie shareholder(s) must together or alone, hold 10% of James Hardie’s issued share capital and be accompanied by a biography of the nominee setting out their experience and directorships they hold in other listed and unlisted companies of not more than 300 words together with the consent of the nominee to act as a director if appointed and be received by James Hardie at least 30 business days before the general meeting to which it relates.

Shareholder Suits
AZEK may be sued under the DGCL, by an AZEK stockholder, who may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person or entity may institute and maintain such a suit only if such person or entity was a stockholder at the time of the transaction that is the

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company.

Rights of AZEK Stockholders	Rights of James Hardie Shareholders

subject of the suit or if his, her or its shares thereafter devolved upon him, her or it by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In certain circumstances, class action lawsuits are available to AZEK stockholders.

AZEK may also be sued under U.S. federal securities laws.

The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go unredressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed; and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

•
where an ultra vires or illegal act is perpetrated;

•
where more than a bare majority is required to ratify the “wrong” complained of;

•
where the shareholders’ personal rights are infringed;

•
where a fraud has been perpetrated upon a minority by those in control; or

•
where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings
against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong. Conduct must relate to the internal management of the company. This is an Irish statutory remedy, and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

James Hardie may also be sued under U.S. federal securities laws.

Irish law does not contain any provision regarding class actions and, as such,

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

shareholders seeking collective redress do not have a statutory basis for initiating class action lawsuits in Ireland. However, it may be possible for shareholders to participate in or initiate a class action in another jurisdiction provided they satisfy the legal and procedural requirements in that jurisdiction.

Rights of Inspection
Under Section 220 of the DGCL, a stockholder or its agent has a right to inspect AZEK’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If AZEK refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

Under Irish law, James Hardie shareholders have the right to: (i) receive a copy of the James Hardie Constitution; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of James Hardie; (iii) inspect and receive a copy of the James Hardie register of members, register of directors and secretaries, register of directors’ interests, register of directors’ service contracts and memoranda and other statutory registers maintained by James Hardie; (iv) receive copies of balance sheets and directors’ and auditors’ reports that have previously been sent to James Hardie shareholders prior to an annual general meeting at the general meeting; and (v) receive balance sheets of any subsidiary of James Hardie that have previously been sent to James Hardie shareholders prior to an annual general meeting for the preceding 10 years.

The directors of James Hardie shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of James Hardie or any of them shall be open to the inspection of members, not being directors, and no member (not being a director) shall have any right of inspecting any account or book or document of James Hardie except as conferred by the Irish Companies Act and applicable listing rules or authorized by the directors or by James Hardie in general meeting.

Board Size
AZEK’s certificate of incorporation provides that the number of directors shall be not less than three nor more than thirteen. The exact number, within those limits, will be fixed from time to time pursuant to a resolution of the AZEK

The Irish Companies Act provides for a minimum of two directors for a public limited company; however, under the James Hardie Constitution, unless otherwise determined by the James Hardie shareholders in a general meeting, the

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

Board. In the event that the holders of any class or series of stock are entitled, voting separately as a class, to elect any directors, then the number of directors that may be elected by such holders is in addition to the number fixed pursuant to AZEK’s certificate of incorporation.
number of directors shall be determined by the James Hardie Board from time to time and shall not be more than twelve nor less than three.

Board Classification and Election
The AZEK Board is not classified.

AZEK’s directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the relevant stockholder meeting and entitled to vote on the election of directors.

The James Hardie Constitution provides that the directors (other than the Chief Executive Officer) shall be divided into three classes, as nearly equal in size as practicable, designated Class I, Class II and Class III and each year, one of the classes of directors shall generally retire as each class of directors are subject to a three-year rotating term which expires at the longer of the end of the third annual general meeting of James Hardie following their election or three years after their election. The initial division of the directors (other than the Chief Executive Officer) into classes shall be made by the decision of an affirmative vote of a majority of the directors.

At each annual general meeting of James Hardie, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term. A director may, with the prior approval of the board of directors, stand for re-election (as his own successor) at an annual general meeting at which his term expires.

No director (other than the Chief Executive Officer) shall hold office (without re-election) past 3 years following the director’s appointment (or last election), whichever is longer.

No person shall be appointed, re-appointed or deemed to be appointed or re-appointed as a director at any general meeting unless that person is: (a) recommended by the directors; or (b) nominated in accordance with the provisions set out in the James Hardie Constitution by one or more members who alone or together hold 10% of James Hardie’s issued share capital.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
Removal of Directors
AZEK’s certificate of incorporation provides that directors may be removed with our without cause by the affirmative vote of the holders of at least two-thirds of the voting power of the shares of AZEK stock then outstanding and entitled to vote thereon, subject to the rights of any class or series of preferred stock to elect and remove directors.

In accordance with the Irish Companies Act and the James Hardie Constitution, James Hardie, by ordinary resolution, in accordance with the procedure outlined in the Irish Companies Act may remove any director before the expiry of his or her period of office notwithstanding anything in the James Hardie Constitution or in any agreement between James Hardie and such director. This does not prevent such a person from claiming compensation or damages in respect of the termination.

The James Hardie Constitution also provides that the office of a director will also be vacated if the director: (a) is restricted or disqualified to act as a director under the Irish Companies Act; (b) becomes bankrupt or makes any arrangement or composition with creditors; (c) in the opinion of a majority of directors, becomes incapable by reason of mental disorder of discharging the duties of a director; (d) resigns his office by notice to James Hardie; (e) term expires pursuant to the James Hardie Constitution; (f) is convicted of an indictable offense; or (g) has been absent from meetings of the James Hardie Board for more than six consecutive months without permission of the James Hardie Board and his or her alternative director (if any) did not attend such meetings in his or her place and the James Hardie Board resolves that his or her office is vacated by reason of absence.

Vacancies
AZEK’s certificate of incorporation provides that any vacancies on the AZEK Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, even if less than a quorum, subject to the rights granted to preferred stockholders and to the rights of the holders of any series of stock with respect to such series of stock.

The directors of James Hardie may appoint a person willing to act as a director either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors of James Hardie to exceed any number determined by the directors or fixed by or in accordance with the James Hardie Constitution as the maximum number of directors. Such director shall hold office only until the next annual general meeting of James Hardie, at which meeting they may, with the prior approval of the James Hardie Board, stand for election. If reappointed, they shall be designated as Class I, Class II or Class III by a majority of the directors and shall

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

hold office for a term which shall coincide with the remaining term of that class. Any director elected to fill a vacancy shall have the same remaining term as that of her or his predecessor unless otherwise designated to a different class.

Powers of the Board of Directors
Under the AZEK certificate of incorporation and bylaws, the business and affairs of the corporation shall be managed by or under the direction of the AZEK Board.

The AZEK Board may designate one or more committees (each consisting of at least one director) and delegate any of its powers and authority to such committee, subject to applicable law and the AZEK certificate of incorporation.

Subject to the provisions of Irish law, the James Hardie Constitution and any directions given by special resolution, the business of James Hardie is managed by the James Hardie Board, which can exercise all the powers of James Hardie.

The James Hardie Board may delegate any of its powers to one director, the chief executive officer of James Hardie, a board committee, or any person or persons employed by James Hardie or its subsidiaries. A director, the chief executive officer of James Hardie, board committee or employee to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the James Hardie Board.

Fiduciary Duties of Directors
Under the DGCL, a corporation’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions.

Under Irish law, a fiduciary relationship exists between the directors and the company. The Irish Companies Act sets out eight principal fiduciary duties for directors, which are derived from common law and equitable principles, as follows:

•
to act in good faith in what the director considers to be the interests of the company;

•
to act honestly and responsibly in relation to the conduct of the affairs of the company;

•
to act in accordance with the company’s constitution and to exercise his or her powers only for the purposes allowed by law;

•
not to use the company’s property, information or opportunities for his or her own benefit, or that of anyone else;

•
not to agree to restrict the director’s power to exercise an independent judgment;

Rights of AZEK Stockholders	Rights of James Hardie Shareholders

Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under the DGCL, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

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to avoid conflicts of interest;

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to exercise due care, skill and diligence; and

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to have regard to the interests of the company’s employees in general, its shareholders and in the event the directors become aware of James Hardie’s insolvency, have regard to the interests of its creditors.

Such duties are owed to the company (not
to individual shareholders or third parties) and only the company may take an action for breach of duty against a director. On a liquidation, this power may be exercised by the liquidator. In limited situations, shareholders may be able to bring a derivative action on behalf of the company.

Additional statutory duties of directors include ensuring the maintenance of proper books of account and records of meetings of the James Hardie Board, having annual statutory accounts prepared and audited, maintaining certain registers, making certain filings and disclosing personal interests in securities of, and transactions with, James Hardie. Directors of public limited companies, such as James Hardie, also have a specific duty to ensure that the company secretary is a person with the requisite knowledge and experience to discharge the role.

Directors may rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the company whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes to be within their professional or expert competence or (iii) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believed to merit confidence.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
Indemnification of Directors and Officers
Under the DGCL, a corporation may indemnify a person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding because such person is or was an officer, director, employee or agent of the corporation, or serves or served, at the request of the corporation, as director or officer of another entity. The DGCL permits a corporation to indemnify an officer, director, employee or agent for fines, judgments or settlements, as well as for expenses, in the context of actions other than derivative actions, if such person acted in good faith and reasonably believed that such person’s actions were in, or not opposed to, the best interests of the corporation and, in a criminal proceeding, if such person had no reasonable cause to believe that such person’s conduct was unlawful. Indemnification against expenses incurred by a director or officer in connection with a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits or otherwise. A corporation may also indemnify a person made or threatened to be made a party to any threatened, pending or completed derivative action because such person was serving as a director, officer, employee or agent of the corporation, or was serving in such capacity in another entity at the request of the corporation, for expenses actually and reasonably incurred by such person in connection with the defense or settlement of such derivative action, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. In the case of such derivative suits, the corporation may not make any indemnification if such person must have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery (or other court in which the action was brought) determines that such person is fairly and reasonably entitled to indemnification for such expenses that the relevant court deems proper.

The Irish Companies Act prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary for any negligence, default, breach of duty or breach of trust where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void, whether contained in its constitution or any contract between the company and the director or company secretary. This restriction does not apply to persons who would not be considered “officers” within the meaning of the Irish Companies Act.

The James Hardie Constitution contains indemnification provisions for the benefit of James Hardie’s directors and company secretary.

In addition, James Hardie is permitted under the James Hardie Constitution and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for its directors, officers, employees and agents. In order to attract and retain qualified directors and officers, James Hardie will maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

AZEK’s bylaws provide that AZEK will indemnify, to the fullest extent permitted by Delaware law as exists or may be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director or an officer of AZEK or, while a director or officer of AZEK, is or was serving at the request of AZEK as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding.

An indemnitee has the right to be paid by AZEK for the expenses (including attorneys’ fees) incurred in appearing at, participating in or defending any such proceeding referred to above in advance of its financial disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses, as long as the indemnitee undertakes to repay the expenses if the financial judicial decision is that such indemnitee is not entitled to be indemnified or to advancement of expenses, as applicable.

To the extent authorized by the Board, AZEK may grant rights to indemnification and advancement of expenses to any employee or agent to the same extent as for directors and officers.

Limitation of Director Liability
AZEK’s certificate of incorporation provides that no director or officer will be personally liable to AZEK or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, to the fullest extent authorized by the DGCL as currently in effect or as hereafter amended.

Under Irish law, a company may not exempt its directors from liability for negligence, breach of trust or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

and reasonably, and that they may fairly be excused as a result.

James Hardie is permitted under the James Hardie Constitution and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of insurance, for its directors, officers, employees and agents. In order to attract and retain qualified directors and officers, James Hardie will maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

Directors’ Conflict of Interest
Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely by reason of such interest if:

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the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

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the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

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the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the stockholders.

The mere fact that an interested director is
present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under the DGCL, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Subject to the provisions of the Irish Companies Act and provided that he or she has disclosed to the James Hardie Board the nature and extent of any material interest, a director, notwithstanding their office:

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may be party to or otherwise interested in, any transaction or arrangement with James Hardie or any subsidiary or associated company thereof or in which James Hardie or any subsidiary or associated company thereof is otherwise interested;

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may act by themselves or their firm in a professional capacity for James Hardie (other than as auditor) and he, she or their firm shall be entitled to remuneration for professional services as if he or she were not a director;

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may be a director or other officer of, or employed by or a party to, any transaction or arrangement with or otherwise interested in, any corporate body promoted by James Hardie, or in which James Hardie or any subsidiary or associated company thereof is otherwise interested; and

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shall not be accountable, by reason of his office, to James Hardie for any benefit which he or she derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or

Rights of AZEK Stockholders	Rights of James Hardie Shareholders

arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Save as otherwise provided by the James
Hardie Constitution, a director shall not vote at a meeting of the directors or a committee of directors on any resolution concerning a matter in which he or she has (to his/her knowledge), directly or indirectly, an interest which is material or a duty which, in a material way, conflicts or may conflict with the interests of James Hardie. A director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he or she is not entitled to vote.

A director shall be entitled (in the absence of some other material interest) to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

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the giving of any security, guarantee or indemnity to him or her in respect of money lent by him or her, or any other person to James Hardie or any of its subsidiary or associated companies, or obligations incurred by him or her, or by any other person at the request of, or for the benefit of, James Hardie or any of its subsidiary or associated companies;

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the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of James Hardie or any of its subsidiary or associated companies for which they themselves have assumed responsibility, in whole or in part and whether alone or jointly with others, under a guarantee or an indemnity or by the giving of a security;

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any proposal concerning any offer of shares or debentures or other securities of or by James Hardie or any of its subsidiary or associated companies for subscription, purchase or exchange in which offer he or she is participating or may be entitled to participate, as a

Rights of AZEK Stockholders	Rights of James Hardie Shareholders

holder of securities or he or she is, or is to be, interested as a participant in the underwriting or sub-underwriting thereof;

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any proposal concerning any other company in which he or she is interested, directly or indirectly, and whether as an officer, shareholder or otherwise howsoever, provided that he or she is not the holder of or beneficially interested in 1% or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company (or of a third company through which his interest is derived), any such interest being deemed to be a material interest in all circumstances;

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any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he or she may benefit and which has been approved by or is subject to and conditional upon approval for taxation purposes by the appropriate revenue authorities;

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any proposal concerning the adoption, modification or operation of any scheme for enabling employees (including full time executive directors) of James Hardie and/or any subsidiary thereof to acquire shares in James Hardie or any arrangement for the benefit of employees of James Hardie or any of its subsidiaries under which the director benefits or may benefit; or

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any proposal concerning the giving of any indemnity in respect of officers or the discharge of the cost of any insurance cover which James Hardie proposes to maintain or purchase for the benefit of directors or for the benefit of persons (including directors) pursuant to the James Hardie Constitution.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
Restrictions applicable to related party transactions under Irish company law, including restrictions on non-cash transactions and credit transactions with directors, will apply to James Hardie.

Mergers and Consolidations
The DGCL requires approval of mergers (other than so-called “parent-subsidiary” mergers where the parent company owns at least 90% of the shares of the subsidiary), consolidations and dispositions of all or substantially all of a corporation’s assets by a majority of the issued and outstanding shares of the corporation entitled to vote thereon, unless the corporation’s certificate of incorporation specifies a different percentage. AZEK’s certificate of incorporation does not specify a different percentage than that provided by the DGCL.

The DGCL does not require stockholder approval for (a) majority share acquisitions, (b) mergers (i) involving the issuance of 20% or less of the voting power of the corporation, (ii) governed by an agreement of merger that does not amend in any respect the certificate of incorporation of the corporation, and (iii) in which each share of stock of the corporation outstanding immediately prior to the effective date of the merger remains identical after the effective date of the merger, or (c) other combinations, except for business combinations subject to Section 203 of the DGCL.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” (generally defined by the DGCL as a person who owns 15% or more of the corporation’s outstanding voting stock, together with such person’s affiliates and associates) for 3 years following the time that person became an interested stockholder, unless (i) prior to the time the person became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction

Under Irish law but subject to applicable U.S. securities laws and NYSE rules and regulations, where James Hardie proposes to acquire another company, the approval of James Hardie shareholders is generally not required unless: (i) the acquisition is effected as a direct domestic merger by James Hardie under Part 17 of the Irish Companies Act or a direct cross-border merger with another company incorporated in the European Economic Area under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 of Ireland, as amended; (ii) the acquisition involves the issuance of new James Hardie shares or other securities carrying voting rights, which would otherwise trigger the mandatory bid requirements under the Irish Takeover Rules or would constitute a “reverse takeover” under the Irish Takeover Rules; or (iii) the acquisition involves the issuance of new James Hardie shares or rights to subscribe for, or convert another security into, James Hardie shares and James Hardie has insufficient headroom in its authorized share capital or its directors do not have sufficient general shareholder authority to issue such shares or rights free from statutory pre-emption rights. A “reverse takeover” means a transaction whereby James Hardie acquires securities of another company or a business or assets of any kind and pursuant to which it is, or may be, obliged to increase by more than 100%, its then-existing issued share capital carrying voting rights.

Under Irish law, where another company proposes to acquire James Hardie, the requirement to obtain the approval of James Hardie shareholders will depend on the method of acquisition, as described below.

Takeover Offer

Under a takeover offer, the bidder will make a general offer to the target company shareholders to acquire their shares. The

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

that resulted in the person becoming an interested stockholder, the person owned at least 85% of the corporation’s outstanding voting stock, (iii) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or (iv) certain other exceptions specified in Section 203(b) of the DGCL are met. The DGCL allows a corporation’s certificate of incorporation or stockholder-adopted bylaw to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

AZEK’s certificate of incorporation includes a provision expressly electing not to be governed by Section 203 of the DGCL. As such, Section 203 of the DGCL does not apply to AZEK.

AZEK’s certificate of incorporation does include a provision that is substantially similar to Section 203 of the DGCL, except that such provision excludes from the definition of “interested stockholder” any person whose ownership of shares is in excess of the 15% limitation set forth in the AZEK certificate of incorporation as a result of any action taken solely by AZEK.

offer must be conditional on the bidder acquiring, or having agreed to acquire (pursuant to the offer, or otherwise) securities conferring more than 50% of the voting rights of the target company, albeit the percentage will typically be set higher to enable the bidder to trigger statutory squeeze-out rights under Irish law and require any non-accepting shareholders to sell and transfer their shares to the bidder on the terms of the offer.

Statutory Scheme of Arrangement

Under Irish law, a scheme of arrangement under chapter 1 of part 9 of the Irish Companies Act is a procedure whereby the target company makes a proposal (i.e., the scheme) to its shareholders to: (i) transfer their shares to the bidder, or (ii) cancel their shares, in each case in exchange for the relevant consideration to be provided by the bidder, with the result that the bidder will become the 100% owner of the target company. A scheme requires the approval of a majority in number of the registered shareholders of each class of the target company’s shares affected, representing at least 75% of the shares of each class, present and voting, in person or by proxy, at a meeting of shareholders, together with the sanction of the Irish High Court. Once approved by the requisite shareholder majority and sanctioned by the Irish High Court, all target company shareholders are bound by the terms of the scheme.

Statutory Transaction

It is possible for James Hardie to be acquired by way of a direct domestic merger or direct cross- border transaction, as described above. Such transactions must be approved by a special resolution of James Hardie shareholders and sanctioned by the Irish High Court.

Exclusive Forum
AZEK’s certificate of incorporation provides that, to the fullest extent permitted by law, unless AZEK consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of
The James Hardie Constitution does not mandate the forum in which James Hardie shareholders are required to bring shareholder actions.

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders

AZEK, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of AZEK to AZEK or its stockholders, (iii) any action asserting a claim against AZEK or any director, officer or other employee of AZEK arising pursuant to any provision of the DGCL, the AZEK certificate of incorporation or the AZEK bylaws (in each case, as they may be amended from time to time), (iv) any action asserting a claim against AZEK or any director, officer or other employee of AZEK governed by the internal affairs doctrine, (v) any action or proceeding to interpret, apply, enforce or determine the validity of the certificate of incorporation, or (vi) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, shall be the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

AZEK’s certificate of incorporation further provides that, unless AZEK consents in writing to the selection of an alternative forum, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, shall be the federal district courts of the United States of America, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such provision.

Dissolution
Under the DGCL, a corporation may voluntarily dissolve: (i) if the board of directors of such corporation adopts a resolution to that effect and the holders of a majority of the outstanding shares entitled to vote thereon vote for such dissolution at a meeting of shareholders; or (ii) by the written consent of the holders of record of all of the corporation’s outstanding shares entitled to vote on the dissolution.

James Hardie may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of James Hardie shareholders is required. James Hardie may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office of Ireland as an enforcement measure where James Hardie has failed to file certain returns.

The rights of the shareholders to a return of James Hardie’s assets on dissolution or winding up, following the settlement of all

	Rights of AZEK Stockholders	Rights of James Hardie Shareholders
claims of creditors, are prescribed in the James Hardie Constitution.

Amendments to Organizational Documents
AZEK’s certificate of incorporation provides that the affirmative vote of the holders of at least a majority of the voting power of the shares of capital stock of AZEK entitled to vote thereon, voting together as a single class, is required to amend, alter, repeal, or rescind the certificate of incorporation, in addition to any other vote required by law or the express terms of any series of preferred stock then outstanding.

AZEK’s certificate of incorporation and bylaws provide that the AZEK Board, or the stockholders by the affirmative vote of the holders of a majority of the shares of common stock then outstanding, may adopt, amend, alter or repeal the AZEK bylaws.
Irish company law requires a special resolution of James Hardie shareholders to approve any amendments to the James Hardie Constitution.

APPRAISAL RIGHTS
Record holders and beneficial owners of AZEK common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, which is referred to as Section 262, stockholders and beneficial owners of AZEK common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) at the completion of the merger, judicially determined and paid to them in cash by complying with the provisions of Section 262. AZEK is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to stockholders.
The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex C. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex C. Failure to comply timely and properly with the requirements of Section 262 may result in the loss of your appraisal rights under the DGCL. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of AZEK common stock unless otherwise expressly noted therein or herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of shares of AZEK common stock held either in voting trust or by a nominee on behalf of such person unless expressly noted therein or herein.
Stockholders and beneficial owners who desire to exercise their appraisal rights must do all of the following: (1) not vote in favor of the merger proposal, (2) deliver in the manner set forth below a written demand for appraisal to the Secretary of AZEK before the vote on the merger proposal, (3) continuously hold or beneficially own, as applicable, the shares from the date of making the demand through completion of the merger and (4) otherwise comply with the requirements of Section 262.
A person wishing to exercise appraisal rights must not vote or submit a proxy in favor of the merger proposal either by ballot or by proxy. In the case of stockholder, a proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, and it will cause such stockholder to lose his, her or its right to appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the merger proposal or abstain from voting on the merger proposal. In the case of a beneficial owner, brokers, banks and other nominees that hold shares of AZEK common stock in “street name” for their customers do not have discretionary authority to vote those shares on the merger proposal without specific voting instructions from the beneficial owner on such proposal, but such brokers, banks or other nominees will vote such shares as instructed if the beneficial owner provides such instructions. If a beneficial owner of shares held in “street name” instructs such person’s broker, bank or other nominee to vote such person’s shares in favor of the merger proposal, and does not revoke such instruction prior to the vote on the merger proposal, then such shares will be voted in favor of the merger proposal, and it will cause such beneficial owner to lose his, her or its right to appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a beneficial owner who wishes to exercise appraisal rights must either not provide any instructions to such person’s broker, bank or other nominee on how to vote on the merger proposal or must instruct such broker, bank or other nominee to vote against the merger proposal or abstain from voting on such proposal.
Neither voting against the merger proposal nor abstaining from voting or failing to vote on the merger proposal will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the merger proposal. A proxy or vote against the merger proposal will not constitute a demand. A stockholder’s or beneficial owner’s failure to make the written demand prior to the taking of the vote on the merger proposal at the special meeting will cause such person to lose her, her or its appraisal rights in connection with the merger.
A demand for appraisal made by a stockholder or beneficial owner should be executed by or on behalf of the stockholder or beneficial owner, as applicable, and must reasonably inform AZEK of the identity of such stockholder or beneficial owner. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must also reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262 (discussed further below).
Whether made by a stockholder or a beneficial owner, a written demand for appraisal must state that the person intends thereby to demand appraisal of the person’s shares in connection with the merger. If the shares are held of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by or on behalf of such holder of record or beneficial owner, and if the shares are held of record or beneficially owned by more than one person, such as in a joint tenancy or a tenancy in common, the demand should be executed by or on behalf of all such joint holders of record or beneficial owners. An authorized agent, including an authorized agent for two or more joint stockholders or beneficial owners, may execute a demand for appraisal on behalf of a holder of record or beneficial owner; however, the agent must identify the record holder or holders or beneficial owner or owners, respectively, and should expressly disclose that, in executing the demand, the agent is acting as agent for the record holder or holders or beneficial owner or owners, as applicable.
All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:
The AZEK Company Inc.
Attention: Corporate Secretary
1330 W. Fulton St., Suite 350
Chicago, Illinois 60607
Notwithstanding a stockholder’s or a beneficial owner’s compliance with the foregoing requirements, Section 262 provides that, because immediately prior to the merger AZEK common stock was listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all stockholders and beneficial owners who are otherwise entitled to appraisal rights unless (1) the total number of shares of common stock entitled to appraisal exceeds 1% of the outstanding shares of common stock or (2) the value of the consideration provided in the merger for such total number of shares of common stock entitled to appraisal exceeds $1 million.
Within 120 days after completion of the merger, but not thereafter, either the surviving corporation in the merger or any stockholder or beneficial owner who has timely and properly demanded appraisal of such person’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the shares of all persons who have properly demanded appraisal. There is no present intent on the part of AZEK as the surviving corporation to file an appraisal petition, and stockholders and beneficial owners seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders and beneficial owners who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.
Within 120 days after completion of the merger, any person who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of common stock not voting in favor of the merger and with respect to which demands for appraisal were received by the surviving corporation and the number of stockholders or beneficial owners of such shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation.
If a petition for appraisal is duly filed by any person other than the surviving corporation, service of a copy thereof must be made upon the surviving corporation, which will then be obligated, within 20 days after such service, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares of AZEK common stock and with whom agreements as to the value of their shares of common stock have not been reached. After notice to the persons who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those persons who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person.
Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of AZEK common stock owned by such persons, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the shares of AZEK common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the date the merger is completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the merger is completed and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such person), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The parties have made no determination as to whether such a payment will be made if the merger is completed, and AZEK reserves the right to make such a payment upon the completion of the merger. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, on the amount determined to be fair value, to the persons entitled to receive the same upon the surrender by such holders of the certificates representing their shares, if any, or immediately in the case of any uncertificated shares.
In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders and beneficial owners considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. Each of AZEK and James Hardie reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of AZEK common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Upon application of a stockholder or beneficial owner, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by a stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal not dismissed or subject to such an award pursuant to a reservation of jurisdiction under clause (k) of Section 262. In the absence of such a determination of assessment, each party bears its own expenses.
From and after the date of completion of the merger, no stockholder or beneficial owner who has duly demanded appraisal in compliance with Section 262 will be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions, if any, payable to AZEK stockholders of record as of a date prior to completion of the merger.
Within 10 days after the completion of the merger, the surviving corporation must give notice of the date that the merger became effective to each AZEK stockholder and beneficial owner who has properly filed a written demand for appraisal, who did not vote in favor of the proposal to adopt the merger agreement and who has otherwise complied with Section 262. At any time within 60 days after completion of the merger, any stockholder or beneficial owner who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such person’s demand for appraisal and to accept the merger consideration. After this period, the stockholder or beneficial owner may withdraw such person’s demand for appraisal only with the written approval of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the merger, stockholders’ and beneficial owners’ rights to appraisal will cease and all stockholders and beneficial owners will be entitled only to receive the merger consideration as provided for in the merger agreement. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger within 60 days after completion of the merger.
The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex C to this proxy statement/prospectus.
Failure to comply strictly with all the procedures set forth in Section 262 may result in the loss of a stockholder’s or beneficial owner’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

VALIDITY OF ORDINARY SHARES
The validity of the James Hardie ordinary shares offered hereby will be passed upon for James Hardie by Arthur Cox LLP.
EXPERTS
The consolidated financial statements of James Hardie Industries plc appearing in James Hardie Industries plc's Annual Report (Form 20-F) for the year ended March 31, 2025 and the effectiveness of James Hardie Industries plc's internal control over financial reporting as of March 31, 2025 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and James Hardie Industries plc management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2025 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of AZEK as of September 30, 2024 and September 30, 2023, and for each of the three years in the period ended September 30, 2024, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Management’s Report on Internal Control over Financial Reporting) as of September 30, 2024 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an adverse opinion on the effectiveness of AZEK’s internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS
If the merger is completed, AZEK will become an indirect wholly owned subsidiary of James Hardie and, consequently, will have no public stockholders and there will be no public participation in any future meetings of AZEK stockholders. If the merger is not completed by early 2026 for any reason, then AZEK expects to hold an annual meeting of its stockholders in 2026.
Under AZEK’s current certificate of incorporation and bylaws and applicable SEC rules, the deadlines for stockholders to bring proposals before or to nominate candidates for election as directors at the AZEK 2026 annual meeting of stockholders are as follows:
Rule 14a-8 Stockholder Proposals
As prescribed by Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in AZEK’s proxy statement and for consideration at the 2026 annual meeting of stockholders. For a Rule 14a-8 stockholder proposal to be timely and considered for inclusion in AZEK’s proxy statement for AZEK’s 2026 annual meeting of stockholders, the proposal must comply with all applicable requirements of Rule 14a-8, including with respect to ownership of AZEK common stock, and AZEK’s Corporate Secretary must receive the written proposal at AZEK’s principal executive offices by the deadline prescribed by Rule 14a-8 under the Exchange Act (provided that the 2026 annual meeting of stockholders is not held more than 30 days from the first anniversary of the 2025 annual meeting, the applicable deadline will be September 15, 2025). Stockholder proposals should be addressed to:
The AZEK Company Inc.
Attention: Corporate Secretary
1330 W. Fulton St., Suite 350
Chicago, Illinois 60607
If an AZEK stockholder who has notified AZEK of his, her or its intention to present a Rule 14a-8 stockholder proposal at an annual meeting does not appear and a qualified representative of that stockholder does not appear to present his, her or its proposal at such annual meeting, such proposal shall be disregarded and AZEK is not required to present the proposal for a vote at such annual meeting.
Advance Notice Stockholder Proposals
AZEK’s bylaws also establish an advance notice procedure for stockholders who wish to present a proper proposal, including director nominations, before an annual meeting of stockholders (regardless of whether the proposal is intended to be included in our proxy statement). Any such advance notice stockholder proposal, including director nominations, must comply with all of the requirements set forth in AZEK’s certificate of incorporation, its bylaws and applicable laws, rules and regulations (which includes requirements under Rule 14a-19 under the Exchange Act with respect to director nominations). AZEK’s bylaws provide that, for business to be properly brought before an annual meeting by a stockholder, (i) the stockholder must be a registered stockholder at the time of the giving of the notice and at the time of the annual meeting, (ii) the stockholder is entitled to vote at the meeting, (iii) the business must be a proper matter for stockholder action, and (iv) the stockholder must give timely written notice to AZEK’s Corporate Secretary, which notice must contain the information specified in AZEK’s bylaws. For an advance notice stockholder proposal, including director nominations, to be timely for AZEK’s 2026 annual meeting of stockholders, AZEK’s Corporate Secretary must receive the written proposal at AZEK’s principal executive offices at the address listed above:
•	not earlier than the close of business on the 120th day prior to the anniversary of the 2025 annual meeting, which will be October 31, 2025; and
•	not later than the close of business on the 90th day prior to the anniversary of the 2025 annual meeting, which will be November 30, 2025.

In the event that AZEK holds its 2026 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of the 2025 annual meeting, notice of an advance notice stockholder proposal must be received no earlier than the close of business on the 120th day before AZEK’s 2026 annual meeting of stockholders and no later than the close of business on the later of the following two dates:
•	the 90th day prior to AZEK’s 2026 annual meeting of stockholders; or
•	the 10th day following the day on which public announcement of the date of the 2026 annual meeting of AZEK’s stockholders is first made.
If a stockholder who has notified AZEK of his, her or its intention to present an advance notice stockholder proposal, including director nominations, at an annual meeting does not appear and a qualified representative of that stockholder does not appear to present his, her or its proposal at such annual meeting, such proposal shall be disregarded and AZEK is not required to present the proposal for a vote at such annual meeting.
AZEK stockholders are advised to review AZEK’s bylaws, which contain additional requirements regarding advance notice stockholder proposals, including director nominations.

HOUSEHOLDING OF PROXY MATERIALS
The rules promulgated by the SEC permit companies, brokers, banks or other intermediaries to deliver a single copy of proxy materials, or, where applicable, a Notice of Internet Availability of Proxy Materials, to households at which two or more stockholders reside. Each stockholder, however, still receives a separate proxy card if they receive paper copies. This practice, known as “householding,” is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other nominee and have consented to householding will receive only one copy of our proxy statement and annual report or Notice of Internet Availability of Proxy Materials. If you would like to opt out of this practice for future mailings and receive a separate proxy statement and annual report or Notice of Internet Availability of Proxy Materials for each stockholder sharing the same address, please contact your broker, bank or other nominee.
You may also obtain a separate proxy statement or annual report or Notice of Internet Availability of Proxy Materials without charge by sending a written request to AZEK’s Corporate Secretary (at AZEK’s executive offices at The AZEK Company Inc., 1330 W. Fulton St., Suite 350, Chicago, Illinois 60607) or by calling (312) 809-1093. We encourage stockholders to contact us by telephone instead of physical mail to help ensure timely receipt of any request for proxy materials. Additional copies of the proxy statement or annual report or Notice of Internet Availability of Proxy Materials will be sent promptly upon receipt of such request.
Stockholders sharing an address that are receiving multiple copies of the proxy statement or annual report or Notice of Internet Availability of Proxy Materials can request delivery of a single copy of the proxy statement or annual report or Notice of Internet Availability of Proxy Materials by contacting their broker, bank or other nominee or sending a written request to AZEK’s Corporate Secretary (at AZEK’s executive offices at The AZEK Company Inc., 1330 W. Fulton St., Suite 350, Chicago, Illinois 60607) or by calling (312) 809-1093.

WHERE YOU CAN FIND MORE INFORMATION
AZEK files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. James Hardie files or furnishes annual reports, current reports and other information with the SEC under the Exchange Act. As James Hardie is a “foreign private issuer,” under the rules adopted under the Exchange Act it is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant stockholders under Section 16 of the Exchange Act. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including AZEK and James Hardie, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.
James Hardie has filed with the SEC a registration statement on Form F-4 of which this proxy statement/prospectus forms a part. The registration statement registers the James Hardie ordinary shares to be issued to AZEK stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about AZEK and James Hardie. The rules and regulations of the SEC allow AZEK and James Hardie to omit certain information included in the registration statement from this proxy statement/prospectus.
In addition, the SEC allows AZEK and James Hardie to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.
This proxy statement/prospectus incorporates important information about AZEK and its financial condition from documents that AZEK has previously filed with the SEC that have been included herein and delivered herewith as annexes. This proxy statement/prospectus also incorporates by reference the documents listed below that James Hardie has previously filed with the SEC, containing important information about James Hardie and its financial condition.
AZEK SEC Filings
Set forth below is a list of the documents AZEK previously filed with the SEC under the Exchange Act that are included as annexes to this proxy statement/prospectus-information statement. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in an annex hereto consisting of a document filed with the SEC subsequently to such document modifies or replaces such statement. The information included in the annexes hereto is incorporated into this proxy statement/prospectus except to the extent so modified or superseded.
•	Annual Report on Form 10-K for the year ended September 30, 2024, filed with the SEC on November 20, 2024, as included in the annexes to this proxy statement/prospectus;
•
Quarterly Reports on Form 10-Q for the quarters ended December 31, 2024 and March 31, 2025, filed with the SEC on February 5, 2025 and May 7, 2025, respectively, as included in the annexes to this proxy statement/prospectus;

•
Current Reports on Form 8-K filed with the SEC on December 19, 2024, March 5, 2025, March 24, 2025, and May 5, 2025 and on Form 8-K/A filed with the SEC on January 24, 2025 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act), as included in the annexes to this proxy statement/prospectus; and

•	Definitive Proxy Statement for AZEK’s 2025 annual meeting filed with the SEC on January 13, 2025, as included in the annexes to this proxy statement/prospectus.

James Hardie SEC Documents
•	Annual Report on Form 20-F for the year ended March 31, 2025, filed with the SEC on May 20, 2025.
To the extent that any information contained in any report on Form 8-K, Form 6-K or any exhibit thereto was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.
In addition, all documents filed by James Hardie pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act (i) after the date of this proxy statement/prospectus and before the date of the special meeting or (ii) after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this proxy statement/prospectus.
You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from AZEK or James Hardie, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:

The AZEK Company Inc. 1330 W. Fulton St., Suite 350 Chicago, Illinois 60607 Telephone: (312) 809-1093	James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street Dublin 2 D02 FD79 Ireland Telephone: +353 1411 6924

These documents are available from AZEK or James Hardie, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about AZEK and James Hardie at their Internet websites at www.azekco.com and www.jameshardie.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.
If you are a James Hardie shareholder or AZEK stockholder and would like to request documents, please do so by June 20, 2025, to receive them before the special meeting. If you request any documents from AZEK or James Hardie, AZEK or James Hardie, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after AZEK or James Hardie, as the case may be, receives your request.
THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF AZEK COMMON STOCK AT THE SPECIAL MEETING. NEITHER AZEK NOR JAMES HARDIE HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED MAY 29, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN (OR INCORPORATED BY REFERENCE INTO) THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THE DATE OF SUCH INCORPORATED DOCUMENT (AS APPLICABLE), AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A
Conformed Copy

AGREEMENT AND PLAN OF MERGER

By and Among

James Hardie Industries plc,

Juno Merger Sub Inc.

and

The AZEK Company Inc.

Dated as of March 23, 2025

As Amended as of May 4, 2025

The copy of the Agreement and Plan of Merger in this Annex A (the “Merger Agreement”) has been included to provide investors with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about The AZEK Company Inc. (the “Company”), James Hardie Industries plc (“Parent”) and Juno Merger Sub Inc. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s respective public disclosures.

A-i

A-ii

APPENDICES AND EXHIBITS

Appendix A	Definitions
Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

A-iii

INDEX OF DEFINED TERMS

Term	Section
2025 Cash Bonus Plan	5.10(f)
Acquisition Proposal	Appendix A
Actual Performance	2.3(b)(C)
Adjusted RSU	2.3(a)(ii)
Adjusted Stock Option	2.3(c)(ii)
ADSs	4.2(a)
Adverse Recommendation Change	5.6(c)
AFFA	Appendix A
Affiliate	Appendix A
Agreement	Preamble
Anti-Corruption Laws	3.20(a)
Antitrust Laws	3.5(b)
ASIC	Appendix A
ASX	Appendix A
ASX Listing Rules	Appendix A
Book-Entry Shares	2.1(a)(ii)
Borrower	4.25
Business Day	Appendix A
Bylaws	3.1
Canceled Shares	2.1(a)(i)
Cash Award	2.3(a)(ii)
Cash Consideration	2.1(a)(ii)
Certificate of Merger	1.3
Certificates	2.1(a)(ii)
Closing	1.2
Closing Date	1.2
Company	Preamble
Company 401(k) Plan	5.10(e)
Company Benefit Plan	Appendix A
Company Board	Recitals
Company Board Designees	5.20
Company Capitalization Date	3.2(a)
Company Common Stock	2.1(a)(i)
Company Director RSU Award	2.3(a)(i)
Company Director RSU Award Consideration	2.3(a)(i)
Company Disclosure Letter	Appendix A
Company Equity Award Consideration	2.3(e)
Company Equity Awards	Appendix A
Company Equity Plan	Appendix A
Company ERISA Affiliate	Appendix A
Company ESPP	Appendix A
Company Fundamental Representations	6.2(a)
Company Lease	Appendix A
Company Leased Real Property	Appendix A
Company Material Contract	3.14(a)
Company Option Grant Date	3.2(b)
Company Owned IP	Appendix A
Company Owned Real Property	Appendix A
Company Permits	3.10(a)

A-iv

Term	Section
Company Preferred Stock	3.2(a)
Company PSU Award	2.3(b)
Company Recommendation	Appendix A
Company Registered IP	3.15(a)
Company Related Parties	7.3(b)
Company RSU Award	2.3(a)(i)
Company SEC Documents	3.6(a)
Company Stock Option	2.3(c)(i)
Company Stockholder Approval	3.4
Company Stockholders’ Meeting	5.3(b)
Company Top Customers	3.19
Company Top Suppliers	3.19
Company’s Certificate of Incorporation	3.1
Compensation Committee	2.3(b)(C)
Confidentiality Agreement	Appendix A
Consent	3.5(b)
Continuation Period	5.10(a)
Contract	Appendix A
Control	Appendix A
Controlled by	Appendix A
Controlling	Appendix A
Covered Employees	5.10(a)
CUFS	4.2(a)
Customs & International Trade Authorizations	Appendix A
Customs & International Trade Laws	Appendix A
D&O Indemnified Parties	5.7(a)
Debt Letters	4.25
Delaware Secretary of State	Appendix A
DGCL	Recitals
Dissenting Shares	2.5
Domain Names	Appendix A
EDGAR	Article III
Effective Time	1.3
Environmental Laws	Appendix A
Equity Award Exchange Ratio	Appendix A
ERISA	Appendix A
Exchange Act	Appendix A
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	Appendix A
Existing Company Credit Agreement	Appendix A
FCPA	Appendix A
Financing	4.25
Financing Materials	5.15(c)(v)
Financing Parties	5.15(a)
Financing Source Parties	Appendix A
Financing Source Party Provisions	7.4
Foreign Plan	Appendix A
Form F-4	3.11
GAAP	Appendix A

A-v

Term	Section
GDPR	Appendix A
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Initial Lenders	4.25
Intellectual Property	Appendix A
Intended Purpose	5.5
Intervening Event	Appendix A
IRS	Appendix A
IT Assets	Appendix A
Knowledge	Appendix A
Labor Agreement	Appendix A
Law	Appendix A
Lien	Appendix A
Material Adverse Effect	Appendix A
Merger	Recitals
Merger Consideration	2.1(a)(ii)
Merger Consideration Value	2.3(c)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Net Option Share	2.3(c)(i)
NYSE	Appendix A
OFAC	Appendix A
Order	Appendix A
Outside Counsel Only Material	5.4(b)
Parent	Preamble
Parent 401(k) Plan	5.10(e)
Parent Benefit Plan	Appendix A
Parent Board	Recitals
Parent Capitalization Date	4.2(a)
Parent Credit Facilities	Appendix A
Parent Disclosure Letter	Appendix A
Parent Equity Awards	Appendix A
Parent ERISA Affiliate	Appendix A
Parent Fundamental Representations	6.3(a)
Parent Lease	Appendix A
Parent Leased Real Property	Appendix A
Parent Material Contract	4.14(b)
Parent Organizational Documents	Appendix A
Parent Owned IP	Appendix A
Parent Owned Real Property	Appendix A
Parent Permits	4.10(a)
Parent Public Documents	4.6(a)
Parent Registered IP	4.15(a)
Parent Share Issuance	5.3(a)
Parent Share Price	Appendix A
Parent Shares	2.1(a)(ii)
Patents	Appendix A
Payoff Amount	5.13

A-vi

Term	Section
Permitted Lien	Appendix A
Person	Appendix A
Personal Data	Appendix A
Proceedings	Appendix A
Prohibited Modifications	5.15(b)
Proxy Statement	3.11
Registrar of Companies	Appendix A
Release	Appendix A
Remedy Action	5.4(d)
Representative	Appendix A
Required Regulatory Approval	6.1(d)
Restraint	6.1(e)
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Securities Act	Appendix A
Security	Appendix A
Settled Stock Option	2.3(c)(i)
Settled Stock Option Consideration	2.3(c)(i)
Software	Appendix A
State Takeover Statutes	3.23
Subsidiary	Appendix A
Substitute Financing	5.15(b)
Superior Proposal	Appendix A
Surviving Corporation	Recitals
Tax	Appendix A
Tax Return	Appendix A
Tax Sharing Agreement	Appendix A
Taxes	Appendix A
Termination Amount	Appendix A
Termination Date	7.1(b)(i)
Trade Secrets	Appendix A
Trademarks	Appendix A
Trading Day	Appendix A
Treasury Regulations	Appendix A
VWAP	Appendix A

A-vii

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 23, 2025, is made by and among James Hardie Industries plc, an Irish public limited company (“Parent”), Juno Merger Sub Inc., a Delaware corporation and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), and The AZEK Company Inc., a Delaware corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them herein.
W I T N E S S E T H:
WHEREAS, the parties hereto wish to effect a business combination by means of a merger of Merger Sub with and into the Company, with the Company surviving such merger (the “Surviving Corporation”) as a direct or indirect wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, the respective boards of directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub (the “Merger Sub Board”) have unanimously approved and, in the case of the Company Board and the Merger Sub Board, declared advisable and in the best interests of their respective stockholders, this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
WHEREAS, the Company Board has, subject to Section 5.6, unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement; and
WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I

THE MERGER
Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Surviving Corporation shall continue as the surviving corporation of the Merger and a direct or indirect wholly owned Subsidiary of Parent.
Section 1.2 The Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (Chicago, Illinois, United States time) on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 320 South Canal Street, Chicago, Illinois 60606.
Section 1.3 Effective Time. Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Delaware Secretary of State as provided under the DGCL. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”). The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.
Section 1.4 Certificate of Incorporation; Bylaws.
(a) The form of certificate of incorporation set forth on Exhibit A hereto shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation and, in each case, subject to Section 5.7.

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (except with respect to the name of the Surviving Corporation) until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws and, in each case, subject to Section 5.7.
Section 1.5 Board of Directors; Officers. The members of the Merger Sub Board immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified.
ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
Section 2.1 Effect on Securities.
(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:
(i) Each share of class A common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) held by the Company as treasury stock or held directly by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).
(ii) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares and Dissenting Shares) shall be automatically canceled and converted into the right to receive, in accordance with the terms of this Agreement (A) $26.45 per share in cash, without interest, from Parent (such amount of cash, the “Cash Consideration”), and (B) a number of validly issued, fully paid and nonassessable shares, par value EUR 0.59 per share, of Parent (the “Parent Shares”) equal to the Exchange Ratio (and, if applicable, cash in lieu of fractional Parent Shares payable in accordance with Section 2.1(c)) (such Parent Shares and any such cash in lieu of fractional shares, together with the Cash Consideration, the “Merger Consideration”), subject to any required Tax withholding as provided in Section 2.8. Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.
(iii) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically canceled and converted into and become one (1) newly issued fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding Parent Shares or Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(b) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
(c) No certificate or scrip representing fractional Parent Shares shall be issued upon the cancelation and conversion of Company Common Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Shares or to vote or to any other rights of a holder of Parent Shares. All fractional shares that a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to four (4) decimal places. In lieu of any such fractional shares, each record holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Shares to which such holder would, but for this Section 2.1(c), be entitled under Section 2.1(a)(ii) and (ii) the Parent Share Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Shares, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(c) is not a separately bargained-for consideration.
Section 2.2 Exchange of Certificates.
(a) Prior to the Closing, Parent shall enter into a customary exchange agreement with the transfer agent of Parent, the transfer agent of the Company or another nationally recognized financial institution or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii). At or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, (i) uncertificated book-entry shares representing the full number of whole Parent Shares issuable pursuant to Section 2.1(a)(ii) in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount necessary to pay the Cash Consideration portion of the Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such Parent Shares pursuant to Section 2.2(d) (such Parent Shares and Cash Consideration provided to the Exchange Agent, together with any such dividends or other distributions with respect thereto, the “Exchange Fund”). Parent shall make available to Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(c). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement.
(b) As promptly as practicable following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which shall be in the form and have such other provisions as Parent may reasonably specify) and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent may reasonably specify) for use in effecting the surrender of the Certificates in exchange for (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates, (B) the number of Parent Shares (which shall be issued in uncertificated book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates pursuant to Section 2.1(a)(ii), (C) any dividends or other distributions payable pursuant to Section 2.2(d), and (D) cash in lieu of fractional Parent Shares payable pursuant to Section 2.1(c).
(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancelation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, (i) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (ii) the number of Parent Shares

(which shall be issued in uncertificated book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a)(ii), (iii) any dividends or other distributions payable pursuant to Section 2.2(d) and (iv) any cash in lieu of fractional Parent Shares payable pursuant to Section 2.1(c), if applicable, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent. In lieu thereof, each Book-Entry Share shall automatically upon the Effective Time be entitled to receive, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Share, (B) the number of Parent Shares (which shall be issued in uncertificated book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a)(ii), (C) any dividends or other distributions payable pursuant to Section 2.2(d) and (D) any cash in lieu of fractional Parent Shares payable pursuant to Section 2.1(c), if applicable. Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.2(c) and any dividends or other distributions payable pursuant to Section 2.2(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash or other Merger Consideration payable hereunder.
(d) Subject to applicable Law, there shall be paid to the holder of the Parent Shares issued in exchange for Certificates or Book-Entry Shares pursuant to Section 2.2(c), without interest, (i) at the time of delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.2(c), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such Parent Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.2(c), and a payment date subsequent to such delivery of such Parent Shares by the Exchange Agent pursuant to Section 2.2(c), payable with respect to such Parent Shares.
(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Shares as contemplated by Section 2.2(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
(f) Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Shares as contemplated by Section 2.2(d).
(g) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Parent Shares (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.
(h) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of such losses. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.
Section 2.3 Company Equity Awards.
(a) Treatment of Company RSU Awards.
(i) As of the Effective Time, each time-based restricted stock unit award relating to shares of Company Common Stock (each, a “Company RSU Award”) that was granted to a non-employee member of the Company Board (each, a “Company Director RSU Award”), and that remains outstanding immediately prior to the Effective Time shall, to the extent not vested, become fully vested, and shall be canceled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive (A) the Merger Consideration in respect of each share of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time and (B) an amount in cash equal to all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company Director RSU Award (collectively, the “Company Director RSU Award Consideration”).
(ii) As of the Effective Time, each Company RSU Award, other than any Company Director RSU Award, that remains outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be assumed by Parent and converted into (A) a time-based restricted stock unit award of Parent (each, an “Adjusted RSU”) with the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time relating to the number of Parent Shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by (y) the Exchange Ratio and (B) a cash award (each, a “Cash Award”), with the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time (as adjusted to reflect the cash nature of the award, rather than a restricted stock unit relating to shares), having a value equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by (y) the Cash Consideration, and all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company RSU Award shall be assumed and become an obligation in connection with the applicable Adjusted RSU.
(b) Treatment of Company PSU Awards. As of the Effective Time, each performance-based restricted stock unit relating to shares of Company Common Stock (each, a “Company PSU Award”) that remains outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be assumed by Parent and converted into (i) an Adjusted RSU with the same terms and conditions as were applicable to such Company PSU Award immediately prior to the Effective Time (except that the performance-based vesting conditions applicable to such Company PSU Award immediately prior to the Effective Time shall not apply from and after the Effective Time) relating to the number of Parent Shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the Company PSU Award immediately prior to the Effective Time by (y) the Exchange Ratio and (ii) a Cash Award with the same vesting terms and conditions as were applicable to such Company PSU Award immediately prior to the Effective Time (except that (I) the performance-based vesting conditions applicable to such Company PSU Award immediately prior to the Effective Time shall not apply from and after the Effective Time, and (II) following the Effective Time the award will be cash-denominated rather than share-denominated), having a value equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the

Company PSU Award immediately prior to the Effective Time by (y) the Cash Consideration, and all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Company PSU Award shall be assumed and become an obligation in connection with the applicable Adjusted RSU. For purposes of clauses (i)(x) and (ii)(x) of this Section 2.3(b), “the number of shares of Company Common Stock subject to the Company PSU Award” shall be based on:
(A) for any Company PSU Award having a three (3)-year, cumulative performance period ending September 30, 2025, Actual Performance;
(B) for any Company PSU Award having three (3) one (1)-year performance periods ending September 30, 2024, 2025 and 2026:
1. for the one (1)-year performance period ended September 30, 2024, 184.19% of target,
2. for the one (1)-year performance period ending September 30, 2025, Actual Performance, and
3. for the one (1)-year performance period ending September 30, 2026, (a) if Closing occurs on or prior to March 31, 2026, target performance, and (b) if Closing occurs on or after April 1, 2026, the greater of (x) target performance and (y) Actual Performance;
(C) for any Company PSU Award having three (3) one (1)-year performance periods ending September 30, 2025, 2026 and 2027:
1. for the one (1)-year performance period ending September 30, 2025, Actual Performance,
2. for the one (1)-year performance period ending September 30, 2026, (a) if Closing occurs on or prior to March 31, 2026, target performance, and (b) if Closing occurs on or after April 1, 2026, the greater of (x) target performance and (y) Actual Performance, and
3. for the one (1)-year performance period ending September 30, 2027, target performance.
For purposes of this Section 2.3(b), “Actual Performance” means actual performance through the most recent practicable date prior to the Closing Date, as determined in good faith by the Compensation Committee of the Company Board (“Compensation Committee”), with performance for any portion of the applicable performance period that remains following the Closing Date included at the greater of forecast for the remainder of the period and target level.
(c) Treatment of Company Stock Options.
(i) As of the Effective Time, each compensatory option to purchase Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and (A) that was granted to a holder who, as of immediately prior to the Effective Time, is no longer an employee of the Company or its Subsidiaries or (B) that was granted to a non-employee member of the Company Board, other than a Company Board Designee (each, a “Settled Stock Option”), shall be canceled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration Value in respect of each Net Option Share subject to such Company Stock Option immediately prior to the Effective Time (the “Settled Stock Option Consideration”). For purposes of this Agreement, “Net Option Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (A) the product obtained by multiplying (i) the excess, if any, of the value of the Merger Consideration Value over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the Merger Consideration Value. For purposes of the preceding sentence, “Merger Consideration Value” means an amount in cash equal to (I) the Cash Consideration plus (II) the product obtained by multiplying (x) the Exchange Ratio by (y) the Parent Share Price.
(ii) As of the Effective Time, each Company Stock Option, other than any Settled Stock Option, that remains outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be assumed by Parent and converted into an option to purchase Parent Shares (each, an “Adjusted Stock Option”), on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, and relating to the number of Parent

Shares (rounded down to the nearest whole number of Parent Shares) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (B) the Equity Award Exchange Ratio, which Adjusted Stock Option shall have an exercise price per Parent Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, by (y) the Equity Award Exchange Ratio. It is the intention of the parties that the assumption of Company Stock Options pursuant to this Section 2.3(c)(ii) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 2.3(c)(ii) shall be construed consistent with this intent.
(d) Promptly following the date of this Agreement, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions such that (i) with respect to any Offering Period (as such term is defined in the Company ESPP) outstanding as of the date of this Agreement under the Company ESPP, such Offering Period shall terminate and each Option (as such term is defined in the Company ESPP) shall be deemed to have been exercised upon the earlier to occur of (A) the day that is four (4) complete Trading Days prior to the Effective Time, or (B) the date on which such Offering Period would otherwise end, and no additional Offering Period shall commence under such Company ESPP after the date of this Agreement; (ii) no individual participating in the Company ESPP shall be permitted to (A) increase the amount of his, her or its rate of payroll contributions thereunder from the rate in effect as of the date of this Agreement, or (B) except to the extent required by applicable Law, make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement; (iii) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP following the date of this Agreement; and (iv) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.
(e) Parent shall cause the Surviving Corporation to pay through the payroll system of the Surviving Corporation (to the extent applicable) to each holder of a Company Director RSU Award and a Settled Stock Option the Company Director RSU Award Consideration and the Settled Stock Option Consideration (collectively, the “Company Equity Award Consideration”), as applicable, less any required withholding Taxes and without interest, within seven (7) Business Days following the Effective Time; provided that to the extent payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty. The aggregate amount required to be withheld in respect of Taxes in respect of the Company Equity Award Consideration shall be applied first to reduce the aggregate Merger Consideration payable in Parent Shares and then, only if and to the extent that such withholding amount exceeds such stock portion, to reduce the portion of the Merger Consideration that is payable in cash (if any). The number of Parent Shares to be withheld shall be determined based on the closing price of a share of Parent Shares on the Closing Date.
(f) Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Equity Plans, adopt applicable resolutions, amend the terms of the Company Equity Plans or any outstanding awards, and take all other appropriate actions to give effect to the transactions contemplated herein. To the extent such notice or actions are required, the Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the Business Day preceding the Effective Time.
(g) At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of Parent Shares in respect of each Adjusted RSU and Adjusted Stock Option issued pursuant to this Section 2.3. Effective as of the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the Parent Shares subject to each such award and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

Section 2.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (after giving effect to any Tax withholding as provided in Section 2.8) to which the holder thereof is entitled pursuant to this Article II.
Section 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his, her or its demand for appraisal rights under Section 262 of the DGCL and not effectively withdrawn or lost such holder’s rights to appraisal (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Company shall give notice to Parent as promptly as reasonably practicable of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all material discussions with third parties and all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or compromise or offer to settle or compromise any such demand or Proceeding, or agree to do any of the foregoing.
Section 2.6 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.
Section 2.7 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) to take such action.
Section 2.8 Withholding. Each of Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and timely paid over to the relevant Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (i) as disclosed in the Company Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 3.1, Section 3.2, Section 3.3 and Section 3.4, as disclosed in the Company SEC Documents filed with (or furnished to) the SEC by the Company on or after September 30, 2023, and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”), the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 3.1 Organization; Qualification. Each of the Company and each of its Subsidiaries is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Accurate and complete copies of the Company’s Third Restated Certificate of Incorporation (the “Company’s Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement. The Company’s Certificate of Incorporation and Bylaws are currently in effect, and the Company is not in violation of any of the provisions thereof.
Section 3.2 Capitalization; Subsidiaries.
(a) As of the close of business on March 19, 2025 (the “Company Capitalization Date”), the authorized capital stock of the Company consisted of (i) 1,100,000,000 shares of Company Common Stock, 143,847,919 shares of which were issued and outstanding, and 14,294,005 of which were held by the Company as treasury stock and (ii) 1,000,000 shares of preferred stock of the Company, par value $0.001 per share (“Company Preferred Stock”), no shares of which were issued and outstanding. There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the close of business on the Company Capitalization Date, there were (A) 3,015,181 shares of Company Common Stock subject to outstanding Company Stock Options with a weighted average exercise price of $26.06, (B) outstanding Company RSU Awards representing 512,098 shares of Company Common Stock, (C) outstanding Company Director RSU Awards representing 83,768 shares of Company Common Stock, (D) outstanding Company PSU Awards representing 549,176 shares of Company Common Stock, assuming target performance, which amount may be increased to a maximum of 1,071,689 shares of Company Common Stock based on the satisfaction of performance conditions set forth in the applicable award agreements, (E) 3,346,223 shares of Company Common Stock available for future purchase under the Company ESPP and (F) 2,131,170 shares of Company Common Stock reserved for future issuance under the Company Equity Plans. From the close of business on the

Company Capitalization Date through the date of this Agreement, there have been no issuances of (I) any Company Common Stock, Company Preferred Stock or any other equity or voting securities or interests in the Company other than issuances of shares of Company Common Stock pursuant to the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with the terms of such Company Equity Awards or under the Company ESPP in accordance with its terms or (II) any Company Equity Awards or any other equity or equity-based awards. All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to the Company Equity Awards, the Company Equity Plans or the Company ESPP will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights.
(b) The Company has made available to Parent prior to the date of this Agreement accurate and complete copies of the Company Equity Plans and the forms of stock option, restricted stock and restricted stock unit agreements evidencing the Company Equity Awards and no award agreement applicable to Company Equity Awards contains material terms that are not consistent with, or are in addition to, the terms of such forms. Section 3.2(b) of the Company Disclosure Letter sets forth, as of the close of business on the Company Capitalization Date, each outstanding Company Equity Award and, to the extent applicable, (i) the name (or employee identification number) and country of residence (if outside the United States) of the holder thereof, (ii) the number of shares of Company Common Stock issuable thereunder, (iii) the expiration date, (iv) the exercise price relating thereto, (v) the grant date, (vi) the amount vested and outstanding and the amount unvested and outstanding and (vii) the Company Equity Plan pursuant to which the award was made. Each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Company Option Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof or other authorized designee) and any required stockholder approval by the necessary number of votes or written consents. The Company does not have any liability in respect of any Company Stock Option that was granted with a per share exercise price that was less than the fair market value of a share of Company Common Stock on the applicable Company Option Grant Date, and the Company has not granted any Company Stock Options that are subject to the provisions of Section 409A of the Code. Each grant of Company Equity Awards was made in accordance with the terms of the Company Equity Plans, the Exchange Act and all other applicable Laws, including the rules and regulations of the NYSE. All of the outstanding Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom. No Subsidiary of the Company owns any capital stock of the Company.
(c) As of the date of this Agreement, other than as set forth in Section 3.2(a), or, with respect to any non-United States Subsidiary of the Company, directors’ qualifying shares or similar arrangements required by applicable Law, there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, (iii) stockholder agreements, voting trusts or similar agreements with any Person to which the Company or any of its Subsidiaries is a party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is a party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries.
(d) Section 3.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each (i) Subsidiary of the Company and (ii) other Person in whom the Company or any of its Subsidiaries owns any shares of capital stock or other equity or voting securities or other equity interests, in each case other than investments in marketable securities and cash equivalents. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the direct or indirect Subsidiaries of the Company and investments in marketable securities and cash equivalents, or as would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company nor any of its Subsidiaries (x) owns directly or indirectly any shares of capital stock or other equity or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares, securities or interests, in any Person or (y) has any obligation or has made any commitment to acquire any shares of capital stock or other equity or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.
Section 3.3 Authority Relative to Agreement.
(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Merger) to obtaining the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (in the case of the Merger, except for the (i) receipt of the Company Stockholder Approval and (ii) filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
(b) The Company Board has, by resolutions unanimously adopted by the Company Board, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolved to make the Company Recommendation; provided that any change, modification or rescission of such Company Recommendation by the Company Board in accordance with this Agreement shall not be a breach of the representation in this clause (iv). As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.
Section 3.4 Vote Required. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.24, the adoption of this Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required in connection with the consummation by the Company of the transactions contemplated by this Agreement; it being understood that in connection with the Company Stockholder Approval, the Company will also submit for the vote of its stockholders at the Company Stockholders’ Meeting only an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting.
Section 3.5 No Conflict; Required Filings and Consents.
(a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Company’s Certificate of Incorporation or Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made and (in the case of the Merger) the Company Stockholder Approval has been received, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration (other than pursuant to any Company Benefit Plan) or cancelation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancelation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
(b) No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form F-4 and the Proxy Statement), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under non-United States qualification, state securities or “blue sky” laws of various states or any other applicable other securities Laws, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation and identity of Parent in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under the HSR Act and any other applicable United States or non-United States competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
Section 3.6 Company SEC Documents; Financial Statements.
(a) Since September 30, 2023, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).
(b) Prior to the date of this Agreement, the Company has furnished to Parent complete and correct copies of all comment letters from the SEC since September 30, 2023, through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing SEC review.
(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.
(d) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. Since September 30, 2021, there has been and is no fraud that involves senior management or other employees who have a significant role in the Company’s internal control over financial reporting.
(e) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.
(f) To the Knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since September 30, 2023, through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or, to the Knowledge of the Company, the Company Board or any committee thereof.
(g) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.
(h) Since September 30, 2023, (i) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in each case, as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.
(i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).
Section 3.7 Absence of Certain Changes or Events.
(a) Since September 30, 2024 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business.
(b) Since September 30, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of clause (d), (g), (h), (i), (j), (o), (q), or (y) (in the case of (y), to the extent relating to any of the foregoing clauses) of Section 5.1.

(c) Since September 30, 2024 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
Section 3.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC on November 20, 2024, or the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 5, 2025, (b) incurred in the ordinary course of business since September 30, 2024, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP.
Section 3.9 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
Section 3.10 Permits; Compliance with Laws.
(a) (i) The Company and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancelation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancelation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
(b) Since January 1, 2023, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
(c) Since January 1, 2023, through the date of this Agreement, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Company Permits, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
Section 3.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form F-4 (or successor form) to be filed with the SEC by Parent in connection with the registration under the Securities Act of the Parent Shares to be issued in the Merger (as amended or supplemented from time to time, the “Form F-4”) will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub) for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 3.12 Employee Benefit Plans; Labor.
(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and separately identifies each material Foreign Plan. The Company has made available to Parent, in each case, to the extent applicable, (i) a true and complete copy of such material Company Benefit Plan and all amendments thereto (including a written description of the material provisions of each unwritten material Company Benefit Plan), (ii) each trust, insurance, annuity or other funding Contract, (iii) the most recent financial statements and actuarial or other valuation reports, (iv) the most recent annual report on Form 5500, (v) the most recent determination letter (or, if applicable, advisory or opinion letter) from the IRS, (vi) the most recent summary plan description and any material modification and (vii) all material notices given to such Company Benefit Plan, the Company or any Company ERISA Affiliate by the IRS, United States Department of Labor, Pension Benefit Guarantee Corporation or other Governmental Authority since January 1, 2023.
(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved (as of the date of this Agreement and as of the Closing) to the extent required by and in accordance with GAAP, (iii) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan that would result in the imposition of any liability to the Company or any of its Subsidiaries and (iv) each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder. Neither the Company nor any Subsidiary of the Company has any obligation to gross-up or otherwise reimburse any current or former employee or other individual service provider for any tax incurred by such person pursuant to Section 409A.
(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan. To the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and no condition exists that has adversely affected, or would reasonably be expected to adversely affect, the qualified status of any such Company Benefit Plan or result in the imposition of any liability, penalty or tax under ERISA or the Code that is, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(d) Neither the Company nor any Company ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, was required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv) a Company Benefit Plan that constitutes a “single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) to which the Company, any of its Subsidiaries or any Company ERISA Affiliate made, or was required to make, contributions during the six years prior to the date hereof.
(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement there are no pending, or, to the Knowledge of the Company, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.
(f) Neither the execution or delivery of nor performance of the Company’s obligations under this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event (including any termination of employment upon or following the consummation of the Merger), (i) entitle any current or former director or employee of, or individual service provider to, the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit), except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or individual service provider, (iii) accelerate the time of payment, funding or vesting of amounts due any such director, employee or individual service provider, (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of the Company or any of its Subsidiaries, or (v) limit or restrict the right of Parent, the Surviving Corporation, the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan (other than any requirement to obtain the signature of a counterparty to amend, modify or terminate such Company Benefit Plan). Neither the Company nor any of its Subsidiaries has any obligation to compensate any current or former director, employee or other individual service provider for any Taxes incurred by such employee or individual service provider under Section 4999 of the Code.
(g) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has any obligations for post-termination health, welfare or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code) or coverage in which the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries).
(h) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Labor Agreement, nor is any such Labor Agreement presently being negotiated, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor or trade union, labor organization or works council. As of the date of this Agreement, to the Knowledge of the Company, there are no labor union organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the employees of the Company or any of its Subsidiaries. Since January 1, 2023, through the date of this Agreement, there has not been any, and there are no pending or, to the Knowledge of the Company, threatened material strikes, walkouts, lockouts, slowdowns or other material labor stoppages or labor disputes against or affecting the Company or its Subsidiaries.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Laws; (ii) that is required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment, meets all requirements for such treatment; (iv) that is required to be fully funded or fully insured, is fully funded or fully insured (determined using reasonable actuarial assumptions and valuations), in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.
(j) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since January 1, 2023, have been, in compliance with the terms of the Company Benefit Plans, any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination (including diversity, equity and inclusion), disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.
(k) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries is a party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of the Company, in the last five (5) years, no material allegations of sexual harassment or sexual misconduct have been made against (i) any officer of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at a level of Vice President or above.
(l) The Company and its Subsidiaries are not government contractors or subcontractors and do not receive any federal funding in such capacity.
(m) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation of any material term of any nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or employee or customer non-solicitation agreement: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.
Section 3.13 Taxes.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate and (ii) paid (or have had paid on their behalf) all Taxes due and owing, except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings or for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP.

(b) (i) There are no pending, threatened in writing, or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of the Company or any of its Subsidiaries, except, in each case, with respect to matters for which adequate reserves have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (ii) no deficiency for material Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (iii) none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than in connection with extensions to file Tax Returns obtained in the ordinary course); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return of a particular type that the Company or any of its Subsidiaries is or may be liable for a material amount of Taxes of such type in such jurisdiction, nor has any such assertion been threatened in writing or proposed in writing and, in each case, received by the Company or any of its Subsidiaries.
(c) The Company and each of its Subsidiaries have complied with all applicable Tax Laws relating to the withholding of Taxes (including reporting and recordkeeping requirements related thereto) in all material respects.
(d) As of the date hereof, none of the Company or any of its Subsidiaries is or has been within the last six years a member of an “affiliated group” as defined in Section 1504(a) of the Code or a consolidated, combined or unitary Tax group under state, local or non-U.S. Law (other than such a group the common parent of which is or was the Company or any of its Subsidiaries).
(e) None of the Company or any of its Subsidiaries has any material liability for Taxes of any other Person (other than Taxes of the Company or any Subsidiary) (i) under any Tax Sharing Agreement (other than such an agreement or arrangement exclusively between or among the Company and/or its Subsidiaries) or (ii) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract or otherwise (other than (A) such an agreement or arrangement exclusively between or among the Company and/or its Subsidiaries and (B) commercial agreements not primarily related to Taxes).
(f) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).
(g) Neither the Company nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.
(h) Within the last five (5) years ending on the date hereof, none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code.
(i) The places where (i) material decisions concerning the general management of the Company are taken and (ii) management of the Company meets in the ordinary course are each in the United States and the Company will exercise its rights, and perform its obligations hereunder (including under Article VII of this Agreement) in all material respects from the United States.
(j) As of the date hereof, the aggregate amount of all “distributions” made by the Company (as determined under Treasury Regulations Section 1.7874-10(k)(1)), or any “predecessor” of the Company (as determined under Treasury Regulations Section 1.7874-10(f)), within the preceding 36 month period is not in excess of $750,000,000.
Section 3.14 Material Contracts.
(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent prior to the date of this Agreement. For purposes of this Agreement,

“Company Material Contract” shall mean any Contract (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound, except for this Agreement, that:
(i) is a Contract (other than a purchase order) with (A) a Company Top Supplier or (B) to the extent not covered in subclause (A), with a vendor or supplier that provided or provides, as applicable, for aggregate payments from the Company and its Subsidiaries of more than $10,000,000 in the Company’s most recently completed fiscal year;
(ii) is a Contract (other than a purchase order) with (A) a Company Top Customer or (B) to the extent not covered in subclause (A), with a customer, distributor, dealer, sales representative or similar Person that provided or provides, as applicable, for aggregate payments to the Company and its Subsidiaries of more than $20,000,000 in the Company’s most recently completed fiscal year;
(iii) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company and its Subsidiaries, taken as a whole, and is required to be filed with the SEC;
(iv) is a joint venture, shareholder or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;
(v) is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries in an amount in excess of $25,000,000;
(vi) is an agreement under which the Company or any of its Subsidiaries has granted any Person registration rights (including demand and piggy-back registration rights);
(vii) is a non-competition or other Contract that materially limits (A) the manner, lines of business or localities in which any business of the Company and its Subsidiaries, taken as a whole, is or has a right to be conducted or (B) the types of businesses that the Company and its Subsidiaries conduct or have a right to conduct;
(viii) is a Contract relating to the acquisition or disposition of any business, operations or assets (whether by merger, sale of stock, sale of assets, consolidation or otherwise) entered into within the past three (3) years, for aggregate actual or contingent consideration under such Contract in excess of $25,000,000, or which has continuing or contingent obligations that would reasonably be expected to be in excess of $2,500,000;
(ix) is a Contract, under which the Company or any of its Subsidiaries has granted or received any material license, consent to use, non-assertion or similar rights with respect to Intellectual Property (other than (A) non-exclusive inbound licenses granted on standardized terms for generally available non-customized Software or information technology services, including any licenses for “open source” Software or (B) Contracts with non-exclusive grants of rights to a customer, distributor, reseller, supplier or service provider, in each case, entered into in the ordinary course of business);
(x) is material to the Company and its Subsidiaries, taken as a whole, that provides for “single source” supply to the Company or any of its Subsidiaries;
(xi) provides for (A) material exclusivity rights (including in respect of distribution rights or a particular product or geography or the grant to a third party of an exclusive license or similar exclusive right to any material Company Owned IP) for the benefit of a third party or (B) “most favored nation” rights which the Company or its Subsidiaries has granted to a third party that are material to the Company and its Subsidiaries, taken as a whole;
(xii) is a Contract that contains a put, call, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; or

(xiii) provides for the Company or its Subsidiaries to indemnify or hold harmless any other Person entered into outside of the ordinary course of business, that would reasonably be expected to impose on the Company or any of its Subsidiaries a liability in excess of $5,000,000.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) none of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, (ii) as of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract and (iii) each Company Material Contract is (x) a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (y) in full force and effect.
Section 3.15 Intellectual Property.
(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, Section 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of all issuances and registrations of, and pending applications for registrations of, all Company Owned IP (the “Company Registered IP”). Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries, as applicable, are the exclusive owner of all Company Registered IP, (ii) all Company Owned IP is subsisting, and, to the Knowledge of the Company, excluding any applied-for Company Registered IP, valid and enforceable and (iii) Company and its Subsidiaries own, free and clear of all Liens (other than Permitted Liens) all Company Owned IP.
(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) all assignments to the Company or any of its Subsidiaries of Intellectual Property issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Domain Name registrar that are owned by the Company or such Subsidiary have been properly executed and recorded, where applicable, (ii) as of the date of this Agreement, there are no inventorship challenges, opposition or nullity proceedings, post-grant reviews or similar proceedings declared, commenced or provoked or, to the Knowledge of the Company, threatened with respect to any Patents included in the Company Registered IP, and (iii) as of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Company Owned IP or, to the Knowledge of the Company, Intellectual Property used in the respective businesses of the Company and its Subsidiaries.
(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries own, validly license or have the right to use in the manner currently used, all Intellectual Property rights that are used in the respective businesses of the Company and its Subsidiaries.
(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, and since January 1, 2023, (i) the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not, and has not, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any other Person, (ii) there is and have been no claims for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, no other Person is, and has not been, infringing, misappropriating or otherwise violating any Intellectual Property right owned by or used in the respective businesses of the Company or any of its Subsidiaries.
(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, each employee or consultant involved in the conception, reduction to practice or creation of any Company Owned IP on behalf of the Company or its Subsidiaries has entered into a written agreement with the Company or its Subsidiaries providing for the assignment of such Company Owned IP to the Company or its Subsidiaries.
(f) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets of the Company or any of its Subsidiaries and (ii) to the Knowledge of the Company, there has been no unauthorized or improper use or disclosure thereof.
Section 3.16 Information Technology; Data Protection.
(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the IT Assets owned, leased or licensed by the Company and its Subsidiaries are sufficient to operate and perform as needed by the Company and its Subsidiaries to adequately conduct their respective businesses as currently conducted and (ii) since January 1, 2023, there have been no security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other adverse integrity or security events affecting the IT Assets of the Company and its Subsidiaries or any other Persons to the extent used by or on behalf of the Company or its Subsidiaries (or, in each case information and transactions stored or contained therein or transmitted thereby).
(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their possession against unauthorized access or use, misuse, loss or damage and (ii) the Company and its Subsidiaries have since January 1, 2023, complied with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of all Personal Data, and, to the Knowledge of the Company, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Data.
(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality and security of its IT Assets, and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption and other security protocol technology.
(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have since January 1, 2023, been in compliance with applicable Laws and contractual obligations relating to data protection, data privacy and the processing of information or data, including the collection, use, transfer, storage and processing of any Personal Data or proprietary data collected or processed by or on behalf of the Company and its Subsidiaries and (ii) to the Knowledge of the Company, the Company and its Subsidiaries have not received any (A) written notice from any applicable Governmental Authority or (B) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any data security obligations, nor has the Company and its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.
Section 3.17 Real and Personal Property.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets (including all Company Owned Real Property and all Company Leased Real Property), free and clear of all Liens, except for Permitted Liens, and (ii) exclusive possession of all Company Owned Real Property and Company Leased Real Property. Other than as constitutes a Permitted Lien, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any material real property owned by the Company or any of its Subsidiaries or any material portion thereof (including any Company Owned Real Property).
(b) Each Company Lease is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. The Company has provided Parent with true, correct and complete copies, as of the date hereof, of each material Company Lease.
(c) As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has received any written communication from, or given any written communication to, or to the Knowledge of the Company, received or given any other type of communication from or to, any other party to any Company Lease or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such Company Lease.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (i) no Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any Company Leased Real Property, (ii) there are no outstanding options or rights of first refusal to purchase any Company Owned Real Property or any interest therein and (iii) as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of any Company Leased Real Property or any Company Owned Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.
(e) The Company and its Subsidiaries (as applicable) do not own any material real property other than the Company Owned Real Property.
Section 3.18 Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:
(a) the Company and its Subsidiaries are and, since January 1, 2021, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations under applicable Environmental Laws;
(b) as of the date of this Agreement, there is no Proceeding or Order pending or, to the Knowledge of the Company, threatened pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries;
(c) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received notice or a request for information alleging that the Company or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;
(d) there have been no Releases of Hazardous Materials on or underneath any location that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law;

(e) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility currently owned, leased or operated primarily by the Company or any of its present or past Subsidiaries or any of their respective predecessors is and, with respect to any real property, plant, building or facility formerly owned, leased or operated by the Company or any of its present or past Subsidiaries or any of their respective predecessors, was during the time of such ownership, lease or operation, managed according to the current legal standards governing such material, and its presence or condition does not violate any Environmental Law; and
(f) none of the products manufactured, distributed or sold by the Company or any of its present or past Subsidiaries or any of their respective predecessors contained asbestos or asbestos-containing material.
Section 3.19 Customers and Suppliers. None of the ten (10) largest customers (whether a distributor, dealer, sales representative or similar Person) (by sales) of the businesses of the Company and its Subsidiaries during the Company’s most recent fiscal year (the “Company Top Customers”) or the ten (10) largest suppliers (by spend) of the businesses of the Company and its Subsidiaries during the Company’s most recent fiscal year (the “Company Top Suppliers”) has since September 30, 2024, through the date of this Agreement (a) canceled or otherwise terminated, or to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries, (b) materially decreased, or to the Knowledge of the Company or any of its Subsidiaries, threatened to materially decrease the quantity of products or services purchased from or sold to, respectively, the Company or any of its Subsidiaries, outside of ordinary course fluctuations in business from the placing and fulfillment of Contracts, (c) demanded, requested or received from the Company or any of its Subsidiaries any material concessions with respect to any existing or proposed Contracts or programs which, in the aggregate, would reasonably be expected to be materially adverse to the Company or its Subsidiaries, taken as a whole, or (d) been engaged in a material dispute with the Company or any of its Subsidiaries, in the case of each of clauses (a) (with respect to threatened matters), (b), (c) and (d), other than to the extent in the ordinary course of business. Lists of all customers and suppliers referred to in this Section 3.19 have been made available to Parent prior to the date of this Agreement.
Section 3.20 Foreign Corrupt Practices Act; Anti-Corruption. Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole:
(a) Since January 1, 2020, none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).
(b) Neither the Company nor any of its Subsidiaries, as of the date of this Agreement, (i) to the Knowledge of the Company, is under external or internal investigation for any material violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any material violation of, or failure to comply with, any Anti-Corruption Laws or (iii) to the Knowledge of the Company, is the subject of any internal complaint, audit or review process regarding a material violation of the Anti-Corruption Laws.
(c) The Company and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.
(d) Since January 1, 2020, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.
Section 3.21 Customs and International Trade Laws; Sanctions.
(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) since January 1, 2020, the

Company and its Subsidiaries have been in compliance with all applicable Customs & International Trade Laws, and (ii) as of the date of this Agreement, there are no unresolved formal claims concerning the liability of any of the Company or its Subsidiaries under such Laws.
(b) Without limitation to Section 3.21(a), except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) at all times since January 1, 2020, the Company and its Subsidiaries and, to the Knowledge of the Company, Persons acting on their behalf, have obtained all import and export licenses and all other Customs & International Trade Authorizations, (ii) since January 1, 2020, no Governmental Authority has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization or denial of future Customs & International Trade Authorizations against any of the Company or its Subsidiaries or any of their respective directors, officers or, to the Knowledge of the Company, employees or agents, of the Company or any of its Subsidiaries (in their capacity as such) in connection with any actual or alleged violation of any applicable Customs & International Trade Laws, and (iii) since January 1, 2020, through the date of this Agreement, there have been no written claims, written requests for information, the initiation of any Proceedings or, to the Knowledge of the Company, investigations by a Governmental Authority with respect to the Company’s and its Subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.
(c) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, and no director, officer or, to the Knowledge of the Company, employee thereof, (i) is a Sanctioned Person or (ii) as of the date of this Agreement, has pending or, to the Knowledge of the Company, threatened claims against it, him or her with respect to applicable Sanctions.
(d) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries, and each director, officer and, to the Knowledge of the Company, other employee thereof, (i) is and, since January 1, 2020, has been, in compliance in all material respects with all applicable Sanctions and (ii) has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do business.
(e) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Customs & International Trade Laws or applicable Sanctions.
Section 3.22 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a) the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies of the Company and its Subsidiaries, and all such insurance policies are in full force and effect, and (b) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such policies or (ii) of cancelation or termination with respect to any such policies, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries.
Section 3.23 Takeover Statutes and Provisions. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.24, the approval of the Company Board of the Merger and the other transactions contemplated by this Agreement represents all action necessary to render any provisions of any “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or any other takeover or anti-takeover statute of Delaware Law inapplicable to this Agreement, the Merger or any other transactions contemplated by this Agreement and no such provision in the Company’s Certificate of Incorporation (including Article XIII thereof) or Company’s Bylaws (collectively with any such Laws, “State Takeover Statutes”) is, or at the Effective Time will be, applicable to this Agreement, the Merger or any other transactions contemplated by this Agreement. Section 203 of the DGCL is not applicable to the Company.

Section 3.24 Brokers. No investment banker, broker or finder other than Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. A true, correct and complete copy of the engagement letter between the Company and Goldman Sachs & Co. LLC has been made available to Parent prior to the date of this Agreement.
Section 3.25 Opinion of Financial Advisors. The Company Board has received the opinion of Goldman Sachs & Co. LLC, dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other Parent and its affiliates) pursuant to this Agreement is fair from a financial point of view to such holders of Company Common Stock. Promptly after the date of this Agreement, a true, correct and complete copy of such opinion will be made available to Parent for informational purposes only.
Section 3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV of this Agreement, none of Parent or Merger Sub or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Merger and the other transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to the Company or its Affiliates or its or their respective Representatives.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (i) as disclosed in the Parent Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 4.1, Section 4.2, Section 4.3 and Section 4.4, as disclosed in the Parent Public Documents lodged or filed with (or furnished to) the Registrar of Companies (to the extent publicly available), the SEC or ASIC by Parent on or after March 30, 2023, and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available from the Registrar of Companies, EDGAR or on the ASX or ASIC website, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:
Section 4.1 Organization; Qualification. Parent is a public limited company duly organized and validly existing under the laws of Ireland. Merger Sub is a corporation duly organized and validly existing under the laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Accurate and complete copies of the Parent Organizational Documents, as in effect on the date of this Agreement, have been made available to the Company prior to the date of this Agreement. The Parent Organizational Documents are currently in effect, and neither Parent nor Merger Sub, as applicable, is in violation of any of the provisions thereof.
Section 4.2 Share Capital; Subsidiaries.
(a) As of the close of business on March 19, 2025 (the “Parent Capitalization Date”), the authorized share capital of Parent consisted of 2,000,000,000 Parent Shares, 429,818,781 of which were issued and outstanding and none of which were held by Parent as treasury shares. There are no other classes of shares in the share capital of Parent and no bonds, debentures, notes or other Indebtedness or securities of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holder’s shares in the share capital of Parent may vote authorized, issued or outstanding. As of the close of business on the Parent Capitalization Date, there were (i) 269,211 outstanding options relating to 269,211 Parent Shares (or an applicable equivalent number of CHESS Units of Foreign Securities as defined in the operating rules of ASX Settlement Pty Limited as published by ASX from time to time (“CUFS”) or American Depository Shares (“ADSs”) evidenced by American Depository Receipts), (ii) 2,874,799 outstanding restricted stock awards relating to 2,874,799 Parent Shares (or an applicable equivalent number of CUFS or ADSs evidenced by American Depository Receipts) and (iii) 19,593,334 Parent Shares (or an applicable equivalent number of CUFS or ADSs evidenced by American Depository Receipts) reserved for future issuance under Parent equity plans. All of the issued and outstanding Parent Shares have been, and all of the Parent Shares (or an applicable equivalent number of CUFS or ADSs evidenced by American Depository Receipts) that may be issued pursuant to the Parent Equity Awards, as amended from time to time, or other compensation plans of Parent will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and, along with the Parent Shares issuable pursuant to this Agreement, are, or will be when issued, fully paid, nonassessable and free of preemptive rights.
(b) All of the outstanding Parent Shares have been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom.
(c) Other than as set forth in Section 4.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of share capital of Parent or other equity or voting securities or other equity interests of Parent or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of Parent to repurchase, redeem or otherwise acquire any share capital of Parent or other equity or voting securities or other equity interests of Parent, or any securities representing the right to purchase or otherwise receive any share capital of Parent or other equity or voting securities or other equity interests of Parent, (iii) stockholder agreements, voting trusts or similar agreements with any Person to which Parent is a party, including any such agreements or trusts (A) restricting the transfer of the share capital of Parent or other equity interests of Parent or (B) affecting the voting rights of share capital of Parent or other equity or voting securities or other equity interests of Parent, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent is party, in each case pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any share capital of Parent or other equity or voting securities or other equity interests of Parent.

(d) All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.
(e) The number of authorized Parent Shares that have not been issued, subscribed for or otherwise committed to be issued is at least equal to the number of Parent Shares to be issued pursuant to this Agreement.
Section 4.3 Authority Relative to Agreement.
(a) Each of Parent and Merger Sub have all necessary organizational power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent and Merger Sub, and (in the case of the Merger, except for the filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
(b) The Parent Board and the Merger Sub Board have, by resolutions unanimously adopted thereby, approved this Agreement and the transactions contemplated by this Agreement. As of the date of this Agreement, none of the aforesaid actions by the Parent Board or the Merger Sub Board have been amended, rescinded or modified. Parent or a direct or indirect wholly owned Subsidiary of Parent, acting in its capacity as the sole stockholder of Merger Sub, has approved and adopted this Agreement.
Section 4.4 No Vote Required. Assuming the accuracy of the representations and warranties in Section 3.2 and compliance by the Company with Section 5.1(c), no vote of the shareholders of Parent or the holders of any other securities of Parent is required by any Law or by the Parent Organizational Documents in connection with the consummation of the transactions contemplated by this Agreement.
Section 4.5 No Conflict; Required Filings and Consents.
(a) Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancelation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or any of its Subsidiaries, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent (other than Merger Sub), clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancelation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
(b) No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with (x) the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form F-4 and the Proxy Statement), (y) the Registrar of Companies under the Companies Act 2014 of Ireland and (z) the ASIC, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under non-United States qualification, state securities or “blue sky” laws of various states or any applicable other securities Laws, (iv) compliance with applicable rules and regulations of ASX, the NYSE and any other applicable stock exchanges or marketplaces, (v) compliance with the Irish Companies Act 2014 (as amended), (vi) such other items required solely by reason of the participation and identity of the Company in the transactions contemplated by this Agreement, (vii) compliance with and filings or notifications under Antitrust Laws and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
Section 4.6 Parent Public Documents; Financial Statements.
(a) Since March 31, 2023, Parent has timely lodged or filed with (or furnished to) the SEC or ASIC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the applicable requirements of ASIC, the ASX Listing Rules, the Exchange Act or the Securities Act (collectively, the “Parent Public Documents”). As of its lodging or filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent Public Document complied in all material respects with the applicable requirements of ASIC, the ASX Listing Rules, the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent Public Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent Public Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to Parent Public Documents that were required to be lodged or filed with (or furnished to) the SEC or ASIC prior to the date of this Agreement, but that have not yet been lodged or filed with (or furnished to) the SEC or ASIC. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of Parent included in Parent Public Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC, ASIC and ASX with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 6-K or Form 20-F or otherwise under the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).
(b) Prior to the date of this Agreement, Parent has furnished to the Company complete and correct copies of all comment letters from the SEC or ASIC since March 31, 2023, through the date of this Agreement with respect to any of the Parent Public Documents, together with all written responses of Parent thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or ASIC staff with respect to any of the Parent Public Documents, and, to the Knowledge of Parent, none of the Parent Public Documents is subject to ongoing SEC or ASIC review.
(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of ASX and the NYSE.
(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent Public Document that is a report on Form 20-F or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information. Since March 31, 2021, there has been and is no fraud that involves senior management or other employees who have a significant role in Parent’s internal control over financial reporting.
(e) Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.
(f) To the Knowledge of Parent, as of the date of this Agreement, there are no SEC or ASIC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director or executive officer of Parent or any of its Subsidiaries. Since March 31, 2023, through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of Parent, the Parent Board or any committee thereof.
(g) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to any Parent Public Document that is a report on Form 20-F, and the statements contained in such certifications are true and accurate. Parent does not have, and has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.
(h) Since September 30, 2023, (i) neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Parent or any of its Subsidiaries and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to the general counsel or chief executive officer of Parent pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in each case, as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole.
(i) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in any Parent Public Document that is a report on Form 20-F (including any audited financial statements and unaudited interim financial statements of Parent included therein).
Section 4.7 Absence of Certain Changes or Events.
(a) Since March 31, 2024 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business.
(b) Since March 31, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of clause (e), (f), (h), (j), (k) or (l) (in the case of (l), to the extent relating to any of the foregoing clauses) of Section 5.2.
(c) Since March 31, 2024 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.
Section 4.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in Parent’s balance sheets (or the notes thereto) included in Parent’s Annual Report on Form 20-F filed with the SEC on May 20, 2024, or the Company’s Current Report on Form 6-K filed with the SEC on February 19, 2025, (b) incurred in the ordinary course of business since March 31, 2024, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, none of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of Parent (or the notes thereto) in accordance with GAAP.
Section 4.9 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries nor any asset or property of Parent or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
Section 4.10 Permits; Compliance with Laws.
(a) (i) Parent and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for Parent and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted under and pursuant to all applicable Laws (the “Parent Permits”), (ii) all such Parent Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancelation, withdrawal or revocation thereof is pending or, to the Knowledge of Parent, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancelation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
(b) Since January 1, 2023, Parent and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Parent Permits, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
(c) Since January 1, 2023, through the date of this Agreement, none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers or employees, has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority asserting that Parent or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Parent Permits, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
Section 4.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 4.12 Employee Benefit Plans; Labor.
(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent, (i) each of the Parent Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Parent Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved (as of the date of this Agreement and as of the Closing) to the extent required by and in accordance with GAAP and (iii) none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Parent Benefit Plan that would result in the imposition of any liability to Parent or any of its Subsidiaries.
(b) Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Parent Benefit Plan as to its qualified status under the Code, or with respect to a prototype Parent Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or Parent Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Parent Benefit Plan. To the Knowledge of Parent, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Parent Benefit Plan and no condition exists that has adversely affected, or would reasonably be expected to adversely affect, the qualified status of any such Parent Benefit Plan or result in the imposition of any liability, penalty or tax under ERISA or the Code that is, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.
(c) Neither Parent nor any Parent ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, was required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv) a Parent Benefit Plan that constitutes a “single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) to which the Company, any of its Subsidiaries or any Parent ERISA Affiliate made, or was required to make, contributions during the six (6) years prior to the date hereof.
(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent, as of the date of this Agreement there are no pending, or, to the Knowledge of Parent, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Parent Benefit Plan, by any employee or beneficiary covered under such Parent Benefit Plan, as applicable, or otherwise involving such Parent Benefit Plan.
(e) Parent and its Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where failure to comply has not been, and would not reasonably be expected to be, materially adverse for Parent.
(f) The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.
Section 4.13 Taxes.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate and (ii) paid (or have had paid on their behalf) all Taxes due and owing, except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings or for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP.
(b) (i) There are no pending, threatened in writing, or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of Parent or any of its Subsidiaries, except, in each case, with respect to matters for which adequate reserves have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (ii) no deficiency for material Taxes has been assessed or asserted in writing by any Governmental Authority against Parent or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (iii) none of Parent or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than in connection with extensions to file Tax Returns obtained in the ordinary course); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return of a particular type that Parent or any of its Subsidiaries is or may be liable for a material amount of Taxes of such type in such jurisdiction, nor has any such assertion been threatened in writing or proposed in writing and, in each case, received by Parent or any of its Subsidiaries.
(c) Parent and each of its Subsidiaries have complied with all applicable Tax Laws relating to the withholding of Taxes (including reporting and recordkeeping requirements related thereto) in all material respects.
(d) As of the date hereof, none of Parent or any of its Subsidiaries is or has been within the last six years a member of an “affiliated group” as defined in Section 1504(a) of the Code or a consolidated, combined or unitary Tax group under state, local or non-U.S. Law (other than such a group the common parent of which is or was Parent or any of its Subsidiaries).
(e) None of Parent or any of its Subsidiaries has any material liability for Taxes of any other Person (other than Taxes of Parent or any Subsidiary) (i) under any Tax Sharing Agreement (other than such an agreement or arrangement exclusively between or among Parent and/or its Subsidiaries) or (ii) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract or otherwise (other than (A) such an agreement or arrangement exclusively between or among Parent and/or its Subsidiaries and (B) commercial agreements not primarily related to Taxes).
(f) None of Parent or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).
(g) Neither Parent nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.
(h) Within the last five (5) years ending on the date hereof, none of Parent or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code.
Section 4.14 Material Contracts.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) none of Parent or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract, (ii) as of the date of this Agreement, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract and (iii) each Parent Material Contract is (x) a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto (provided that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (y) in full force and effect.
(b) For purposes of this Agreement, “Parent Material Contract” shall mean any Contract to which Parent or any of its Subsidiaries is a party or to or by which any asset or property of Parent or any of its Subsidiaries is bound, except for this Agreement:
(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent;

(ii) is a joint venture, shareholder or similar Contract that is material to the operation of Parent and its Subsidiaries, taken as a whole;
(iii) is a Contract (other than those solely between or among Parent and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of Parent or any of its Subsidiaries in an amount in excess of $50,000,000;
(iv) is a Contract not otherwise described in another section of this Section 4.14(b) which is reasonably expected to involve future payments to or by Parent or any of its Subsidiaries of more than $50,000,000 in the one (1)-year period following the date hereof; or
(v) is a Contract not otherwise described in another section of this Section 4.14(b) which is material to Parent and its Subsidiaries, taken as a whole.
Section 4.15 Intellectual Property.
(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries, as applicable, are the exclusive owner of all issuances and registrations of, and applications for registrations of all Parent Owned IP (the “Parent Registered IP”), (ii) all such Parent Registered IP is subsisting, and, to the Knowledge of Parent, excluding any applied-for Parent Registered IP, valid and enforceable and (iii) Parent or its Subsidiaries own, free and clear of all Liens (other than Permitted Liens) all other material Parent Owned IP.
(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) all assignments to Parent or any of its Subsidiaries of Intellectual Property issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Domain Name registrar that are owned by Parent or such Subsidiary have been properly executed and recorded, where applicable, (ii) as of the date of this Agreement, there are no inventorship challenges, opposition or nullity proceedings, post-grant reviews or similar proceedings declared, commenced or provoked or, to the Knowledge of Parent, threatened with respect to any Patents included in Parent Registered IP, and (iii) as of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Parent Owned IP or, to the Knowledge of Parent, Intellectual Property used in the respective businesses of Parent and its Subsidiaries.
(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries own, validly license or have the right to use in the manner currently used, all Intellectual Property rights that are used in the respective businesses of Parent and its Subsidiaries.
(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, as of the date of this Agreement, and since January 1, 2023, (i) the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted does not, and has not, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any other Person, (ii) there is and have been no claims for any such infringement, misappropriation or other violation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and (iii) to the Knowledge of Parent no other Person is and has not been, infringing, misappropriating or otherwise violating any Intellectual Property right owned by or used in the respective businesses of Parent or any of its Subsidiaries.
(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, each employee or consultant involved in the conception, reduction to practice or creation of any Parent Owned IP on behalf of Parent or its Subsidiaries has entered into a written agreement with Parent or its Subsidiaries providing for the assignment of such Parent Owned IP to Parent or its Subsidiaries.

(f) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets of Parent or any of its Subsidiaries and (ii) to the Knowledge of Parent, there has been no unauthorized or improper use or disclosure thereof.
Section 4.16 Information Technology; Data Protection.
(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) the IT Assets owned, leased or licensed by Parent and its Subsidiaries are sufficient to operate and perform as needed by Parent and its Subsidiaries to adequately conduct their respective businesses as currently conducted and (ii) since January 1, 2023, there have been no security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other adverse integrity or security events affecting the IT Assets of Parent and its Subsidiaries or any other Persons to the extent used by or on behalf of Parent or its Subsidiaries (or, in each case information and transactions stored or contained therein or transmitted thereby).
(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) Parent and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their possession against unauthorized access or use, misuse, loss or damage and (ii) Parent and its Subsidiaries have since January 1, 2023, complied with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of all Personal Data, and, to the Knowledge of Parent, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Data.
(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality and security of its IT Assets and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures and encryption and other security protocol technology.
(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries have since January 1, 2023, been in compliance with applicable Laws and contractual obligations relating to data protection, data privacy and the processing of information or data, including the collection, use, transfer, storage and processing of any Personal Data collected or processed by Parent and its Subsidiaries and (ii) to the Knowledge of Parent, Parent and its Subsidiaries have not received any (A) written notice from any applicable Governmental Authority or (B) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any data security obligations, nor has Parent and its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.
Section 4.17 Real and Personal Property.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets (including all material Parent Owned Real Property and Parent Leased Real Property), free and clear of all Liens, except for Permitted Liens and (ii) exclusive possession of all material Parent Owned Real Property and Parent Leased Real Property.
(b) Each Parent Lease is a valid and binding obligation of Parent or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of Parent, the other parties thereto, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent as of the date hereof, there are no pending or, to the Knowledge of Parent, threatened Proceedings to take all or any portion of any Parent Leased Real Property or any material Parent Owned Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.
Section 4.18 Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:
(a) Parent and its Subsidiaries are and, since January 1, 2021, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Parent Permits required for their operations under applicable Environmental Laws;
(b) as of the date of this Agreement, there is no Proceeding or Order pending or, to the Knowledge of Parent, threatened pursuant to or relating to any Environmental Law against Parent or any of its Subsidiaries;
(c) as of the date of this Agreement, none of Parent or any of its Subsidiaries has received notice or a request for information alleging that Parent or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;
(d) there have been no Releases of Hazardous Materials on or underneath any location that have resulted in or are reasonably likely to result in an obligation by Parent or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to Parent or any of its Subsidiaries pursuant to applicable Environmental Law;
(e) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility currently owned, leased or operated primarily by Parent or any of its present or past Subsidiaries or any of their respective predecessors is and, with respect to any real property, plant, building or facility formerly owned, leased or operated by Parent or any of its present or past Subsidiaries or any of their respective predecessors, was during the time of such ownership, lease or operation, managed according to the current legal standards governing such material, and its presence or condition does not violate any Environmental Law; and
(f) none of the products manufactured, distributed or sold by Parent or any of its present or past Subsidiaries or any of their respective predecessors contained asbestos or asbestos-containing material.
Section 4.19 Customers and Suppliers. None of the ten (10) largest customers (by sales) of the businesses of Parent and its Subsidiaries during Parent’s most recent fiscal year or the ten (10) largest suppliers (by spend) of the businesses of Parent and its Subsidiaries during Parent’s most recent fiscal year has since March 31, 2024, through the date of this Agreement (a) canceled or otherwise terminated, or to the Knowledge of Parent, threatened to cancel or otherwise terminate, its relationship with Parent or any of its Subsidiaries, (b) materially decreased, or to the Knowledge of Parent or any of its Subsidiaries, threatened to materially decrease the quantity of products or services purchased from or sold to, respectively, Parent or any of its Subsidiaries, outside of ordinary course fluctuations in business from the placing and fulfillment of Contracts, (c) demanded, requested or received from Parent or any of its Subsidiaries any material concessions with respect to any existing or proposed Contracts or programs which, in the aggregate, would reasonably be expected to be materially adverse to Parent or its Subsidiaries, taken as a whole, or (d) been engaged in a material dispute with Parent or any of its Subsidiaries, in the case of each of clauses (a) (with respect to threatened matters), (b), (c) and (d), other than to the extent in the ordinary course of business.

Section 4.20 Foreign Corrupt Practices Act; Anti-Corruption. Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole:
(a) Since January 1, 2020, none of Parent or its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, employee or agent of Parent, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the Anti-Corruption Laws.
(b) Neither Parent nor any of its Subsidiaries, as of the date of this Agreement, (i) to the Knowledge of Parent, is under external or internal investigation for any material violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any material violation of, or failure to comply with, any Anti-Corruption Laws or (iii) to the Knowledge of Parent, is the subject of any internal complaint, audit or review process regarding a material violation of the Anti-Corruption Laws.
(c) Parent and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.
(d) Since January 1, 2020, neither Parent nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.
Section 4.21 Customs and International Trade Laws; Sanctions.
(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (i) since January 1, 2020, Parent and its Subsidiaries have been in compliance with all applicable Customs & International Trade Laws, and (ii) as of the date of this Agreement, there are no unresolved formal claims concerning the liability of any of Parent or its Subsidiaries under such Laws.
(b) Without limitation to Section 4.21(a), except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (i) at all times since January 1, 2020, Parent and its Subsidiaries and, to the Knowledge of Parent, Persons acting on their behalf, have obtained all import and export licenses and all other Customs & International Trade Authorizations, (ii) since January 1, 2020, no Governmental Authority has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, or denial of future Customs & International Trade Authorizations against any of Parent or its Subsidiaries or any of their respective directors, officers or, to the Knowledge of Parent, employees or agents, of Parent or any of its Subsidiaries (in their capacity as such) in connection with any actual or alleged violation of any applicable Customs & International Trade Laws, and (iii) since January 1, 2020, through the date of this Agreement, there have been no written claims, written requests for information, the initiation of any Proceedings or, to the Knowledge of Parent, investigations by a Governmental Authority with respect to Parent’s and its Subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.
(c) Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries, and no director, officer or, to the Knowledge of Parent, employee thereof, (i) is a Sanctioned Person or (ii) as of the date of this Agreement, has pending or, to the Knowledge of Parent, threatened claims against it, him or her with respect to applicable Sanctions.
(d) Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole, each of Parent and its Subsidiaries, and each director, officer and, to the Knowledge of Parent, other employee thereof, (i) is and, since January 1, 2020, has been, in compliance in all material respects with all applicable Sanctions and (ii) has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which Parent or any of its Subsidiaries do business.

(e) Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole, since January 1, 2020, neither Parent nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Customs & International Trade Laws or applicable Sanctions.
Section 4.22 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (a) Parent and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies of Parent and its Subsidiaries, and all such insurance policies are in full force and effect, and (b) as of the date of this Agreement, none of Parent or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such policies or (ii) of cancelation or termination with respect to any such policies, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, Parent or any of its Subsidiaries.
Section 4.23 Brokers. No investment banker, broker or finder other than Jefferies LLC and BofA Securities, Inc., the fees and expenses of which will be paid by Parent or a controlled Affiliate of Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates (including Merger Sub).
Section 4.24 Share Ownership. None of Parent, Merger Sub or any of their respective Affiliates has been, at any time during the three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in the Company’s Certificate of Incorporation for purposes of Article XIII thereof.
Section 4.25 Financing. Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of the date hereof, among JH North America Holdings Inc., a Delaware corporation and a wholly owned indirect Subsidiary of Parent (the “Borrower”), and Bank of America, N.A. and Jeffries Finance LLC (together, the “Initial Lenders”) and (b) the fee letters related thereto (as redacted to remove only the fee amounts, pricing caps and the rates and amounts included in the “market flex”), in each case, including all exhibits, term sheets, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the Initial Lenders party thereto have severally committed to lend the amounts set forth therein to the Borrower (the provision of such funds as set forth therein, but subject to the provisions of Section 5.15(b) (the “Financing”)) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and, as of the date of this Agreement, no such withdrawal, rescission, amendment, restatement or modification is currently contemplated by Parent, and, to the Knowledge of Parent, the other parties thereto (other than (i) amendments to add additional lenders, arrangers, agents or similar entities or reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto, (ii) reductions in the commitments as contemplated by the Debt Letters in accordance with the terms thereof, or (iii) amendments to implement or exercise any “market flex” provisions contained in the Debt Letters, in each case (i), (ii) and (iii) to the extent not causing any Prohibited Modifications). As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of the Borrower and, to the knowledge of Parent, the other parties thereto, enforceable against the Borrower and, to the knowledge of Parent, the other parties thereto in accordance with its terms, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision, other than as expressly set forth in the Debt Letters. Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing are as of the date hereof, and together with any other committed financing that replaces or supplements the Financing consistent with the terms set forth in Section 5.15 on the Closing Date will be, sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent, the Borrower, Merger Sub or any of their respective Affiliates under the Debt Letters or, to the Knowledge of Parent, any other party to the Debt Letters. As of the date of this Agreement there are no side letters or other agreements that impose conditions or contingencies to the funding of the full amount of the Financing or that could otherwise affect the enforceability, availability, termination (without the funding of the commitments thereunder) or amount of the Financing, other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the conditions to the obligations of Parent to consummate the Merger have been satisfied or waived, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have Knowledge, as of the date of this Agreement, that the Financing will not be made available to the Borrower on the Closing Date in accordance with the terms of the Debt Letters. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing (including the Financing) for the Merger and the other transactions contemplated by this Agreement.
Section 4.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III of this Agreement, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent and Merger Sub are not relying on) any representation or warranty, express or implied, to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Parent or its Affiliates or its or their respective Representatives.
ARTICLE V

COVENANTS AND AGREEMENTS
Section 5.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth on Section 5.1 of the Company Disclosure Letter, (A) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to (x) preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners, and (y) keep available the services of key employees and comply in all material respects with applicable Law with respect to employee hiring practices and promotion practices, and (B) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:
(a) amend (i) the Company’s Certificate of Incorporation, (ii) the Bylaws or (iii) such equivalent organizational or governing documents of any of its Subsidiaries, in the case of such documents of any of its Subsidiaries, in a manner that would be materially adverse to Parent or Merger Sub or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the other transactions contemplated by this Agreement;
(b) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of the Company’s or any of its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting securities or other equity interests; provided that the Company may repurchase or otherwise acquire shares in connection with (i) the acceptance of shares of Company Common Stock as payment for the per share exercise price of the Company Stock Options or as payment for Taxes incurred in connection with the exercise, vesting or settlement of Company Equity Awards, in each case in accordance with the applicable Company Equity Plan or (ii) the forfeiture of Company Equity Awards;
(c) issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of the Company’s or its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or equity-based compensation, or other equity or voting securities or other equity interests; provided that the Company may issue the foregoing (i) upon the settlement of any Company Stock Option, Company RSU Award or Company PSU Award outstanding as of the date of this Agreement, (ii) pursuant to the terms of the Company ESPP in effect immediately prior to the date of this Agreement or (iii) to the extent permitted by Section 5.1(e);
(d) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than cash dividends and distributions paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company;
(e) except to the extent required pursuant to any Company Benefit Plan as in effect on the date of this Agreement, (i) establish, adopt, enter into any new, amend, terminate or take any action to accelerate rights under, any Company Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Benefit Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any bonus, incentive (including any equity or equity-based incentive) or profit-sharing award or payment; (iii) increase, or commit to increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company; (iv) take any action (other than actions contemplated by this Agreement) to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company (other than offer letters in the ordinary course of business that provide for at-will employment (or employment, if at-will employment is not permitted by applicable Law in the relevant jurisdiction) without any severance, retention or change in control benefits for newly hired employees or individual service providers who are hired to the extent permitted by Section 5.1(f)); (vi) communicate in writing with employees of the Company or any Subsidiary of the Company regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless such communications are consistent with the terms provided herein; or (vii) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, make any voluntary contributions to a Company Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;
(f) hire, engage, promote or terminate (other than for cause) any employee or other individual service provider who is or would be entitled to receive annual base compensation of $250,000 or more;
(g) make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) to any employee of the Company or any of its Subsidiaries in excess of $100,000 in the aggregate;
(h) forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, in excess of $100,000 in the aggregate, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

(i) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any portion of a business for consideration in excess of $25,000,000 in the aggregate;
(j) sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of the Company or any of its Subsidiaries (including any Company Lease or Company Owned Real Property) having a fair market value in excess of $5,000,000 individually or $25,000,000 in the aggregate, except (i) sales of inventory and accounts receivable in the ordinary course of business, (ii) transfers solely among the Company and its direct or indirect wholly owned Subsidiaries, (iii) dispositions of obsolete tangible assets or expired inventory, (iv) with respect to immaterial leases, licenses or other similar grants of real property, any immaterial grant, amendment, extension, modification, or renewal in the ordinary course of business, (v) Permitted Liens or (vi) non-exclusive licenses of Intellectual Property rights to customers or suppliers in their capacities as such in the ordinary course of business;
(k) (i) redeem, pay, discharge, defease or satisfy any Indebtedness that has a repayment cost, “make whole” amount, premium, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or its direct or indirect wholly owned Subsidiaries and owed to the Company or its direct or indirect wholly owned Subsidiaries) or (ii) cancel any material Indebtedness (individually or in the aggregate) or, except in the ordinary course of business, settle, waive or amend any claims or rights of substantial value;
(l) (i) except as between or among the Company or one or more direct or indirect wholly owned Subsidiaries of the Company, incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries except for Indebtedness under the Existing Company Credit Agreement in the ordinary course of business, (ii) except in the ordinary course of business, incur or assume any other form of Indebtedness, or (iii) make any loans, advances or capital contributions (other than of the type subject to Section 5.1(g)) to, or investments in, any other Person, other than loans, advances or capital contributions to, or investments in the Company or one or more direct or indirect wholly owned Subsidiaries of the Company or trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business;
(m) except in the ordinary course of business, (i) terminate, agree to any material amendment, supplement or modification of, or waive any material rights under, any Company Material Contract or Company Lease or (ii) enter into any Contract that would have been a Company Material Contract or Company Lease had it been entered into prior to the date of this Agreement;
(n) (i) modify, extend or enter into any Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries as the bargaining representative for any employees of the Company or any of its Subsidiaries;
(o) make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act;
(p) make any capital expenditures that, together with all other capital expenditures of the Company and its Subsidiaries, exceed by more than 10% the budgeted amounts set forth in Section 5.1(p) of the Company Disclosure Letter for the respective periods set forth therein;
(q) release, compromise, assign, settle or agree to settle any Proceeding (excluding (i) any Proceeding relating to Taxes, which shall be governed exclusively by Section 5.1(t), and (ii) any Proceeding governed by Section 5.18), other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct by, of or on Parent, the Company or any of their respective Subsidiaries, except for confidentiality and similar de minimis obligations) involving payment by the Company or any of its Subsidiaries of an amount not greater than $2,500,000 individually or $10,000,000 in the aggregate;

(r) fail to use commercially reasonable efforts to maintain in effect the existing material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;
(s) cancel, dedicate to the public, disclaim, forfeit, reexamine or, other than in the ordinary course of business, abandon or allow to lapse (except with respect to Patents expiring in accordance with their terms) any material Intellectual Property;
(t) (i) make, change or revoke any material Tax election; (ii) file any material amendment to a material Tax Return; (iii) settle, consent to or compromise any audit or Proceeding with respect to a material amount of Taxes for an amount materially in excess of the amount reserved therefor; (iv) agree to an extension or waiver of the statute of limitations with respect to any material Taxes (other than in connection with extensions to file Tax Returns obtained in the ordinary course); (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Tax; (vi) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; (vii) change any material aspect of its method of Tax accounting; (viii) change any annual Tax accounting period; or (ix) request any material Tax ruling;
(u) knowingly take any action (other than an action expressly contemplated or required under this Agreement) or knowingly fail to take any action (other than an action prohibited by this Agreement) with the knowledge that such action or failure to act could reasonably be expected to cause Parent to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Merger;
(v) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries;
(w) implement any material reduction in force program with respect to the full time salaried employees of the Company or any of its Subsidiaries outside the ordinary course of business;
(x) implement any closure of a facility that is material to the operations of the Company and its Subsidiaries, taken as a whole; or
(y) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.
Section 5.2 Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth in Section 5.2 of the Parent Disclosure Letter, (A) Parent shall use commercially reasonable efforts to conduct its business in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners and (B) Parent shall not, directly or indirectly:
(a) amend the Parent Organizational Documents in a manner that would be materially or disproportionately (relative to other holders of Parent Shares or interests therein) adverse to the Company’s stockholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the other transactions contemplated by this Agreement;
(b) repurchase or otherwise acquire Parent Shares; provided that Parent may repurchase or otherwise acquire shares (i) in connection with (x) the acceptance of shares as payment for the exercise price of equity awards or as payment for Taxes incurred in connection with the exercise, vesting or settlement of Parent Equity Awards, in each case in accordance with the terms of the applicable underlying plan or (y) the forfeiture of Parent Equity Awards, (ii) in the ordinary course under its presently authorized share repurchase program or (iii) so long as any such repurchase or acquisition is not consummated prior to the Closing;
(c) allot, issue, sell, grant or authorize the allotment, issuance, sale or grant of Parent Shares or other equity or voting securities of Parent or any options, warrants, convertible securities or other rights of any kind to acquire Parent Shares or other equity or voting securities of Parent; provided, however, that Parent may (i) issue Parent Shares (A) upon the exercise, vesting or settlement of Parent Equity Awards in accordance with the terms of the applicable underlying plan or (B) pursuant to the terms of Parent’s employee stock purchase plan as of the date hereof and (ii) grant awards under any Parent equity plan or other compensation plan of Parent in the ordinary course of business;
(d) knowingly take any action (other than an action expressly contemplated or required under this Agreement) or knowingly fail to take any action (other than an action prohibited by this Agreement) with the knowledge that such action or failure to act could reasonably be expected to cause Parent to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code as a result of the Merger;
(e) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to its capital stock or other equity interests;
(f) merge or consolidate Parent with any Person or adopt a plan of complete or partial liquidation or dissolution with respect to Parent;
(g) adjust, split, reverse split, combine, subdivide or reclassify Parent’s share capital;
(h) terminate or agree to any material amendment or modification of the AFFA or enter into a similar material agreement providing for asbestos-related funding obligations that would be binding on the business of Parent and its Subsidiaries following the Closing with a Governmental Authority;
(i) make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act;
(j) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization or business or assets of any other Person constituting a business for consideration in excess of $300,000,000 in the aggregate;
(k) sell, dispose of or otherwise transfer any business organization or business or assets constituting a business of Parent or any of its Subsidiaries having a fair market value in excess of $300,000,000 in the aggregate; or
(l) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.
Section 5.3 Preparation of the Form F-4 and the Proxy Statement; Company Stockholders’ Meeting.
(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company (with Parent’s reasonable cooperation) shall prepare and file with the SEC the Proxy Statement in preliminary form and (ii) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form F-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Shares to be issued in the Merger; provided that, if the SEC determines that Parent is not eligible to file a registration statement on Form F-4, or if Parent and the Company, acting in good faith, so elect, Parent shall instead prepare and file a registration statement on Form S-4 (or successor form) with respect to the Parent Share Issuance, and all references herein to the Form F-4 shall be deemed instead to refer to such registration statement on Form S-4 (or successor form). Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Form F-4 and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form F-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Shares in connection with the Merger (the “Parent Share Issuance”) and (C) keep the Form F-4 effective through the Closing Date in order to permit the consummation of the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form F-4 and the Proxy Statement. As promptly as reasonably practicable after the Form F-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form F-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided, however, that, without limiting Section 5.9, with respect to documents filed by a party which are incorporated by reference in the Form F-4 or the Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form F-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Subject to applicable Law, each party shall notify the other promptly of the time when the Form F-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form F-4 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form F-4 or the Merger.
(b) Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the effectiveness of the Form F-4, duly call, give notice of, convene (on a date selected by the Company in consultation with Parent, which date shall be within, subject to adjournment or postponement as provided below, fifty (50) days of the effectiveness of the Form F-4) and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval, and shall submit such proposal to such holders at the Company Stockholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent. As promptly as reasonably practicable after the date of this Agreement, the Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting and shall not change such record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders’ Meeting without Parent’s prior written consent; provided, however, that without Parent’s prior written consent, the Company may adjourn or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement or Form F-4 required by Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Stockholders’ Meeting or to obtain the Company Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval; provided, however, that unless agreed to in writing by Parent, any such adjournments or postponements under this clause (ii) shall be for a period of no more than twenty-five (25) Business Days in the aggregate; provided, further, that the Company shall not postpone the Company Stockholders’ Meeting as contemplated by this clause (ii) if it would require a change to the record date for the Company Stockholders’ Meeting; provided, further, that, if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to twenty-five (25) Business Days in the aggregate (provided no such request for a postponement shall be permitted if it would require a change in the record date for the Company Stockholders’ Meeting). If the Company Board has not made an Adverse Recommendation Change in accordance with Section 5.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Company Stockholder Approval. Notwithstanding any Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal).
Section 5.4 Appropriate Action; Consents; Filings.
(a) Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iii) the taking of all reasonable steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iv) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated or reversed; and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement. Each of the parties hereto shall, in consultation and cooperation with the other parties and as promptly as reasonably practicable, but in any event no later than twenty-five (25) Business Days following the date of this Agreement, make its respective filings under the HSR Act, and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Law. Neither the Company nor Parent will withdraw any such filings or applications without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed. None of Parent, Merger Sub or the Company (including their respective Subsidiaries) shall, without the other party’s prior written consent, enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to consummate the transactions contemplated by this Agreement under the HSR Act, such consent not to be unreasonably withheld, conditioned or delayed. Parent shall pay all filing fees required under any Antitrust Law by the Company and Parent. Notwithstanding anything to the contrary contained in this Agreement, but without limiting Parent’s obligations under Section 5.4(d), neither Parent nor any of its Affiliates shall be required to, and without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Affiliates will, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party (other than filing fees to any Governmental Authority), in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.
(b) In connection with and without limiting the efforts referenced in Section 5.4(a), each of the parties hereto will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as reasonably practicable of any such investigation, inquiry or Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate in or attend any meeting or conference, or engage in any substantive communication, with any Governmental Authority or such other Person in respect of the transactions contemplated by this Agreement without the other party, and in the event one party is prohibited from, or unable to participate in, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto. Each party shall furnish to the other copies of all filings, submissions, correspondence and communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Proceeding initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.
(c) The parties shall consult with each other with respect to obtaining all permits and Consents necessary to consummate the transactions contemplated by this Agreement, including the Merger.
(d) Notwithstanding anything in this Agreement to the contrary and in furtherance of and consistent with Parent’s reasonable best efforts obligations under this Section 5.4, Parent, Merger Sub and Parent’s Subsidiaries shall take, and shall cause to be taken, all actions, and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Antitrust Law and to obtain the consent or cooperation of any other Person, and to permit and cause the satisfaction of the conditions set forth in Article VI, in each case, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the Termination Date, including (i) defending through litigation on the merits or otherwise, including appeals, any Proceeding asserted by any Person or Governmental Authority with respect to this Agreement or the Merger or the other transactions contemplated by this Agreement that seeks or would reasonably be expected to prevent, prohibit, interfere with or delay the Closing and (ii) agreeing to, committing to, proffering, proposing or taking any action required to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to the Company’s or any of their respective Affiliate’s assets, properties, businesses or product lines (including, for the avoidance of doubt, any equity or other interests in the Company), or its or their ability to own or operate any of the foregoing, or any other restriction, limitation or condition on or with respect to the foregoing or with respect to the Company’s or any of their respective Affiliate’s freedom to operate (any of the foregoing in this clause (ii), a “Remedy Action”); provided, however, that with respect to this clause (ii), (A) Parent and its Subsidiaries shall not be required to agree to, commit to, proffer, propose or take any Remedy Actions with respect to any businesses and products (I) of the Company and its Subsidiaries that individually or in the aggregate, generated net sales in excess of $140,000,000 during the Company’s 2024 fiscal year or (II) of Parent and its Subsidiaries (other than, following the Closing, and subject to the preceding clause (I), the Company and its Subsidiaries); (B) the Company shall not, without Parent’s prior written consent, agree to, commit to, proffer, propose or take Remedy Actions; and (C) no party shall be required to agree to, commit to, proffer, propose or take Remedy Actions unless they are conditioned upon the consummation of the transactions contemplated by this Agreement. With respect to any possible or actual Remedy Action, (x) Parent shall consult with the Company and shall consider in good faith the views of the Company with respect thereto and (y) subject to clauses (ii)(B) and (ii)(C) of the preceding sentence, the Company shall (and shall cause its Subsidiaries to) enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to a Remedy Action.
(e) Each of the parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the receipt of the Required Regulatory Approval or the consummation of the transactions contemplated by this Agreement.
Section 5.5 Access to Information; Confidentiality. In each case solely for the purposes of preparing for and effecting the transactions and other matters contemplated by this Agreement (including the Financing), transition and integration planning and reviewing the performance and operation of the Company (and not following the commencement of any adverse Proceeding between the parties or their Affiliates) (the “Intended Purpose”), the Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, during normal business hours and upon reasonable notice, throughout the period from the date of this Agreement to the Effective Time (or until the earlier termination of this Agreement in accordance with Section 7.1), to the personnel, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, and to provide copies thereof, as may reasonably be requested for the Intended Purpose; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Merger Sub if such disclosure would, in the reasonable judgment of the Company, (a) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (b) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the Company shall cooperate with Parent to enable Parent and Parent’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that Parent and Parent’s Representatives may have access to such information. No investigation or access permitted pursuant to this Section 5.5 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder. All information and documents furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives pursuant to this Section 5.5 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything herein to the contrary, the parties hereby agree and acknowledge that the restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement to the extent required to permit any action contemplated hereby and in accordance herewith and solely until any termination of this Agreement in accordance with its terms.
Section 5.6 No Solicitation by the Company.
(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.6(b) or Section 5.6(d), (i) the Company shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) the Company shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to an Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating, any Acquisition Proposal or grant any waiver or release under any standstill, confidentiality or other similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue an Acquisition Proposal) or (C) resolve to do any of the foregoing, (iii) the Company shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) which has been set up in the context of a possible Acquisition Proposal containing any information of the Company or any of its Subsidiaries and (iv) within one (1) Business Day of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Acquisition Proposal with the Company or any of its Subsidiaries.
(b) Notwithstanding Section 5.6(a), at any time prior to obtaining the Company Stockholder Approval, if, after the date of this Agreement, the Company receives a bona fide written Acquisition Proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respect, of this Agreement, then the Company may (i) contact the Person or any of its Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement (provided that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, the Company shall promptly (and in any case within twenty-four (24) hours) provide Parent notice thereof and a copy of such provisions, if any, and upon such notice, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provisions therein or conform the provisions thereof with such more favorable provisions, as applicable) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Superior Proposal. The Company shall (A) promptly (and in any case within twenty-four (24) hours) provide Parent notice (I) of the receipt of any Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the material terms and conditions of, such Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company or any of its Representatives concerning an Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the material terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within twenty-four (24) hours) make available to Parent all material non-public information, including copies of all written materials relating to the Company and its Subsidiaries, made available by the Company to such party but not previously made available to Parent and (C) keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request and providing to Parent copies of any additional or revised written proposals or written indications of interest or draft agreements relating to such Acquisition Proposal or other inquiry, offer, proposal or request, or other written materials that describe any of the material terms and conditions of such Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.6.
(c) Except as permitted by Section 5.6(d) or Section 5.6(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Merger Sub, (ii) approve, authorize, declare advisable or recommend any Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as an “Adverse Recommendation Change”).
(d) If, after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, the Company Board receives a bona fide written Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respect, of this Agreement, the Company Board may (i) effect an Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) in order to enter into a definitive agreement providing for such Superior Proposal if, in each case, (A) the Company has notified Parent in writing that the Company Board intends to effect an Adverse Recommendation Change pursuant to this Section 5.6(d) or terminate this Agreement pursuant to Section 7.1(c)(ii), (B) the Company has provided Parent a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Superior Proposal, if any, (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (A) of this Section 5.6(d), the Company shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Acquisition Proposal is no longer a Superior Proposal (it being understood and agreed that any amendment to any material term or condition of any Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from the Company to Parent and (II) the expiration of the original four (4)-Business Day period described in this clause (C)), and (D) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Superior Proposal; provided that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the Company shall have paid Merger Sub (or a United States Affiliate of Merger Sub as Merger Sub may designate) the Termination Amount in accordance with Section 7.3(a) prior to or substantially concurrently with such termination.
(e) Other than in connection with a Superior Proposal (which shall be subject to Section 5.6(d) and shall not be subject to this Section 5.6(e)), prior to obtaining the Company Stockholder Approval, the Company Board may, in response to an Intervening Event, take any action prohibited by clause (i) of Section 5.6(c), only if (i) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that the Company Board intends to effect such an Adverse Recommendation Change pursuant to this Section 5.6(e) (which notice shall specify the facts and circumstances providing the basis of the Intervening Event and for the Company Board’s determination to effect such an Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.6(e), the Company shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from the Company to Parent and (B) the expiration of the original four (4) Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided that any such issuance or disclosure that constitutes an Adverse Recommendation Change shall be made only in compliance with Sections 5.6(d) or 5.6(e).
Section 5.7 Directors’ and Officers’ Indemnification and Insurance.
(a) Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company, including, while a director or officer of the Company, serving at the request of the Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee (the “D&O Indemnified Parties”) as provided in the Company’s Certificate of Incorporation, the Bylaws or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Company’s Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.7.
(b) Without limiting Section 5.7(a), from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law and the Company’s Certificate of Incorporation and the Bylaws as in effect on the date of this Agreement, indemnify and hold harmless each D&O Indemnified Party against all costs and expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened Proceeding to each D&O Indemnified Party to the fullest extent permitted by Law provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to be indemnified or entitled to advancement of expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such D&O Indemnified Party arising out of or pertaining to any action or omission in such person’s capacity as a D&O Indemnified Party at or prior to the Effective Time (including acts or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement).
(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that, the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.
(d) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, Contract or otherwise.
(e) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.7.
Section 5.8 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of the Company, any condition set forth in Section 6.2 not to be satisfied, or in the case of Parent, any condition set forth in Section 6.3 not to be satisfied, at any time from the date of this Agreement to the Effective Time, (b) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent and (c) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party (including its board of directors) or any of its Subsidiaries that relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.
Section 5.9 Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Merger or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a national securities exchange or to the extent disclosed in or consistent with the Proxy Statement or the Form F-4, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, (a) without prior consent of the other parties, each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties, or is otherwise not subject to such approval, in each case, pursuant to the first sentence of this Section 5.9, and (b) this Section 5.9 shall not apply to any statement, release or disclosure (i) relating to any dispute or Proceeding between the parties or (ii) made by the Company in response to the receipt and existence of an Acquisition Proposal or Superior Proposal, its consideration of the foregoing or its making of an Adverse Recommendation Change or any matters related thereto and, following any public statement, release or disclosure by the Company in respect of any of the foregoing, this Section 5.9 shall not apply to any statement, release or disclosure made by Parent with respect to such matters.

Section 5.10 Employee Benefits; Labor.
(a) For purposes of this Section 5.10, (i) the term “Covered Employees” shall mean employees who are actively employed by or on a legally protected or approved leave of absence from the Company or any of its Subsidiaries immediately prior to the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.
(b) Except where applicable Law requires more favorable treatment, during the Continuation Period, Parent shall, or shall cause a Subsidiary of Parent to, provide to each Covered Employee for so long as such Covered Employee remains an employee of Parent or any of its Subsidiaries during the Continuation Period, (i) base salary or annualized base wage rate, target annual cash incentive opportunity and target annual equity incentive opportunity that are, in each case, no less favorable than the base salary or annualized base wage rate, target annual cash incentive opportunity and target annual equity incentive opportunity provided by the Company or its Subsidiaries to the Covered Employee immediately prior to the Effective Time, (ii) severance payments and benefits that are no less favorable than the severance payments and benefits that such Covered Employee would have been eligible to receive upon a termination of employment under any applicable severance plan, policy, practice or arrangement sponsored or maintained by the Company as of the date of this Agreement (as listed on Section 3.12(a) of the Company Disclosure Letter) and (iii) retirement and health and welfare benefits (excluding any defined benefit pension benefits, retiree welfare benefits, deferred compensation and retiree medical) that are substantially comparable, in the aggregate, to the retirement and health and welfare benefits (excluding any defined benefit pension benefits, retiree welfare benefits, deferred compensation and retiree medical) provided by the Company or its Subsidiaries to Covered Employees immediately prior to the Effective Time.
(c) In the event any Covered Employee first becomes eligible to participate under any Parent Benefit Plan following the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to use commercially reasonable efforts to (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Benefit Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the Covered Employee’s coverage under any Parent Benefit Plan during the plan year in which such Covered Employee first becomes eligible to participate under such Parent Benefit Plan, to the same extent such credit was given under any similar Company Benefit Plan that Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan, in satisfying any applicable co-payment, deductible or out-of-pocket requirements under the Parent Benefit Plan for the plan year in which such Covered Employee first becomes eligible to participate under such Parent Benefit Plan.
(d) As of the Effective Time, Parent shall recognize, or shall cause a Subsidiary of Parent to recognize, all service of each Covered Employee prior to the Effective Time to the Company (or any predecessor entities of the Company or any of its Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such Covered Employee received, immediately before the Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time; provided that service of each Covered Employee prior to the Effective Time shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (i) non-elective employer contributions under any plan of Parent under Section 401(k) of the Code, (ii) Parent retiree medical program in which any Covered Employee participates after the Effective Time or (iii) any Parent Benefit Plan that is grandfathered or frozen or for which similarly situated employees of Parent and its Affiliates do not receive service credit. In no event shall anything contained in this Section 5.10 result in any duplication of benefits for the same period of service.
(e) Prior to the Effective Time, if requested by Parent in writing at least five (5) Business Days prior the Closing Date, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall take (or cause to be taken) all actions that may be reasonably necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Company Benefit

Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which shall be subject to the prior review and approval of Parent), effective no later than the day prior to the Closing Date. In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall use commercially reasonable efforts to take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent 401(k) Plan”), to permit each Covered Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Company 401(k) Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Covered Employee from such Company 401(k) Plan to the corresponding Parent 401(k) Plan. If the Company 401(k) Plan is terminated as described herein, the Covered Employees shall be eligible to participate in a Parent 401(k) Plan as soon as reasonably practicable on or following the Closing Date. If the distributions of assets from the trust of any Company 401(k) Plan that is terminated pursuant to this Section 5.10(e) are reasonably anticipated to cause or result in liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such Company 401(k) Plan or upon the Company or any participating employer, then the Company shall estimate in good faith the amount of such charges or other fees and provide its estimate of that amount in writing to Parent at least three (3) Business Days prior to the Closing Date.
(f) If the Effective Time occurs prior to payment of the annual cash incentive for fiscal year 2025 (“2025 Cash Bonus Plan”), by no later than December 1, 2025, Parent shall (or shall cause a Subsidiary to) pay to each participant in the 2025 Cash Bonus Plan such individual’s entitlement thereunder, without pro-ration, based upon actual performance through the most recent practicable date prior to the Closing Date, as determined in good faith by the Compensation Committee, with performance for any portion of the applicable performance period that remains following the Closing Date included at the greater of forecast for the remainder of the period and target level.
(g) The parties hereto acknowledge and agree that all provisions contained in this Section 5.10 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Company Benefit Plan, or (ii) to continued employment with the Company, Parent or their respective Subsidiaries or Affiliates. Notwithstanding anything in this Section 5.10 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any other employee benefit plans of the Company, Parent or any of their respective Subsidiaries or Affiliates or shall prohibit Parent or any of its Subsidiaries or Affiliates from amending or terminating any employee benefit plan.
Section 5.11 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or make any investments, other than incident to its obligations under this Agreement, the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated hereby or thereby, including the Financing.
Section 5.12 Rule 16b-3 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.
Section 5.13 Treatment of Existing Debt. The Company shall use reasonable best efforts to deliver to Parent, at least three (3) Business Days prior to the Closing Date, a draft of, and on or prior to the Closing Date, an executed copy of, a customary payoff letter from the administrative agent under the Existing Company Credit Agreement (a) setting forth the amount required to pay off in full on the Closing Date the Indebtedness and other obligations outstanding under the Existing Company Credit Agreement and all other related loan documents (including, but not limited to, the outstanding principal, accrued and unpaid interest and prepayment and other penalties) (the “Payoff Amount”), (b) setting forth the wire transfer instructions for the payment of the Payoff Amount and (c) releasing all Liens securing such Indebtedness and other obligations and all guarantees of such Indebtedness, and terminating the Existing Company Credit Agreement and all other related loan documents, in each case, automatically upon receipt of the Payoff Amount. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts (in each case subject to the payment of the Payoff Amount) (x) to deliver to Parent (or the administrative agent under the Existing Company Credit Agreement, in the case of prepayment and termination notices) on or prior to the Closing (or on or prior to the date required under the Existing Company Credit Agreement, in the case of prepayment and termination notices), in customary form, all the documents, filings and notices required for the termination of the Existing Company Credit Agreement and all other “Loan Documents” (as defined in the Existing Company Credit Agreement) and the release of all Liens securing the obligations thereunder, including the filing of Uniform Commercial Code releases and delivery of notices of termination of control agreements and all other releases reasonably requested or necessary to evidence or effect the release of all Liens securing the obligations under the Existing Company Credit Agreement and all other related loan documents, and (y) to arrange for the return of possessory collateral.
Section 5.14 Stock Exchange Listing. Prior to the Effective Time, Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the Effective Time.
Section 5.15 Financing and Financing Cooperation.
(a) Parent shall, and shall cause its Subsidiaries (including the Borrower) to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Financing in an amount sufficient, together with cash on hand and amounts available to be drawn on the Parent Credit Facilities, to consummate the Merger and the other transactions contemplated hereby no later than the Closing, including, to the extent necessary to consummate the Merger and such other transactions, using reasonable best efforts to (i) (A) maintain in effect the Debt Letters and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfy on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent’s (or its Subsidiaries’ (including the Borrower’s)) control. In the event that all conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause its Subsidiaries (including the Borrower) to, use reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Letters.
(b) Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Debt Letters (which may be redacted to remove only the fee amounts, pricing caps and the rates and amounts included in the “market flex”), and shall notify the Company promptly (and in any event within three (3) Business Days) of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith. Parent (through the Borrower) may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company, including to (1) add additional lenders, arrangers agents or similar entities or reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto, (2) reduce the commitments as contemplated by the Debt Letters in accordance with the terms thereof, and (3) implement or exercise any “market flex” provisions contained in the Debt Letters; provided that Parent shall not, without the Company’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date is sufficient to consummate the Merger and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of such Debt Letter shall be permitted), (ii) impose new or additional (or expand or adversely amend or modify any existing) conditions to the Financing, (iii) materially delay or make less likely the funding of all or a portion of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (iv) materially adversely impact the ability of Parent and the Borrower to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (v) otherwise materially adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Merger and the other transactions contemplated hereby (clauses (i) – (v), collectively, the “Prohibited Modifications”). In the event that new commitment letters or fee letters are entered into in accordance with any amendment, restatement, amendment and restatement, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.15(b), such new commitment letters or fee letters, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments and other modifications thereto, shall be deemed to be the “Debt Letters” for all purposes of this Agreement, and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof (as of the date hereof)) sufficient, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date, to enable Parent and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”) (provided that, anything to the contrary in this Agreement notwithstanding, neither Parent nor any of its Affiliates will be required to pay or incur materially more (taken as a whole) fees, original issue discount or pricing relative to the fees, original issue discount or pricing terms as set forth in the Debt Letters, taking into account any “market flex” provisions thereof (as of the date hereof)), and, without limiting the foregoing, use reasonable best efforts to cause such Substitute Financing to not include any Prohibited Modifications, and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing only the fee amounts, pricing caps and the rates and amounts included in the “market flex”) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any such Substitute Financing, such financing shall be deemed to be a part of the “Financing,” and any commitment letters or fee letters, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments and other modifications thereto, for such Substitute Financing shall be deemed to be the “Debt Letters” for all purposes of this Agreement.
(c) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with the Financing, including by doing the following:
(i) furnishing, or causing to be furnished, to Parent (A) audited consolidated balance sheets and related consolidated statements of comprehensive income, stockholders’ equity and cash flows of the Company for the three (3) most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP and (B) unaudited condensed consolidated balance sheets and related unaudited condensed consolidated statements of comprehensive income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments) and reviewed (AS 4105) by the Company’s accountants (with such review including a review of the financial statements for the corresponding period in the previous fiscal year); it being understood and agreed that any such financial statements that have been filed with the SEC shall be deemed to have been furnished to Parent for purposes of this clause (i);
(ii) providing to Parent, to the extent reasonably available, (A) financial statements, financial data and other information regarding the Company and its Subsidiaries reasonably necessary for Parent’s preparation of any pro forma financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities or as otherwise necessary to permit the Company’s independent accountants to issue customary “comfort letters” including as to customary negative assurance in connection therewith to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing, and (B) such other financial and other information relating to the Company and its Subsidiaries customary and reasonably necessary for completion of the Financing to the extent reasonably requested by Parent to assist Parent in the preparation of Financing Materials or otherwise to be used in connection the marketing or consummation of the Financing in connection with the Merger and the other transaction contemplated by this Agreement; provided the Company and its Subsidiaries and their respective Representatives shall not be required to provide to Parent (1) the proposed aggregate amount of the Financing, together with assumed interest rates and fees and expenses relating to the incurrence of the Financing, or (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement;
(iii) using reasonable best efforts to secure the consent of the independent accountants of the Company and its Subsidiaries to use their audit reports with respect to the financial statements furnished pursuant to Section 5.15(c)(i) in any registration statement of Parent filed with the SEC relating to the Financing or in accordance with applicable law;
(iv) using reasonable best efforts to cause the Company’s and its Subsidiaries’ independent accountants to (A) reasonably participate in drafting sessions and accounting due diligence sessions in connection with the Financing upon reasonable notice and at mutually agreeable dates and times and (B) provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Company and its Subsidiaries, to the extent such comfort letters are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing;
(v) providing reasonable assistance to Parent in its preparation of customary (in each case) rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with financings of the type described in this Section 5.15 (collectively, the “Financing Materials”), which may incorporate by reference periodic and current reports filed by the Company with the SEC;
(vi) reasonably cooperating with customary marketing efforts of Parent for the Financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;
(vii) delivering to Parent, no later than three (3) Business Days prior to the Closing Date, any documentation or information about the Company and its Subsidiaries required by regulatory authorities in order to company with applicable “know your customer” and anti-money laundering Laws

(including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and 31 C.F.R. § 1010.230), to the extent requested in writing by Parent no less than ten (10) Business Days prior to the Closing Date;
(viii) informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements of the Company included or intended to be used in connection with the Financing should no longer be relied upon;
(ix) informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s financial statements is required or reasonably likely; and
(x) cooperating with Parent to the extent reasonably requested in writing by Parent in connection with providing customary authorization letters to Parent’s financing sources;
provided that (I) neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any actual or potential liability (including any agreement to provide any indemnity but excluding any costs or expenses incurred in connection with the Financing to the extent reimbursable pursuant to the penultimate sentence of this Section 5.15(c)) in connection with the Financing, except (x) such fees for which any funds necessary to pay such expenses are provided in advance by Parent to the Company, or (y) following the Closing, (II) the attachment of any Lien to any assets of the Company or any of its Subsidiaries related to the Financing shall be subject to the consummation of the Closing, (III) (x) no director or officer of the Company or any of its Affiliates shall be required to execute any agreement, certificate, document or instrument with respect to the Financing (other than certifications of the financial statements and customary authorization letters), and (y) none of the Company or any of its Affiliates or any Persons who are directors or managers of the Company or any such Affiliates shall be required to adopt any resolution to approve or authorize the Financing (including the documentation or instruments pursuant to which the Financing is obtained), unless, in the case of each of clauses (x) and (y), (1) Parent shall have determined that such directors, officers or managers are to remain as directors, officers and managers of the Company or the applicable Affiliates on and after the Closing Date and (2) the effectiveness thereof is contingent upon and effective after the Closing, (IV) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Affiliates and (V) none of the Company, any of its Affiliates or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to this Section 5.15 that would (1) cause any condition to Closing set forth in Article VI to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries; (2) conflict with the organizational documents of the Company or its Subsidiaries or any Laws; (3) result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract to which the Company or any of its Subsidiaries is a party; (4) require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; (5) require preparing any projections or pro forma financial statements (other than the assistance contemplated by Section 5.15(c)(ii)); (6) require delivering or causing to be delivered any opinion of counsel or solvency certificate; (7) subject the Company or any of its Affiliates’ respective directors, managers, officers or employees to any actual or potential personal liability; or (8) waive or amend any terms of this Agreement or other contract to which the Company or its Affiliates is a party. The Company, its controlled Affiliates and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, its Affiliates or their respective Representatives, or such Person’s material breach of this Agreement, or with respect to any material misstatement or omission (in each case, taken as a whole) in connection with the information provided hereunder by any of the foregoing Persons for use in connection herewith or with the Financing and Parent shall promptly after termination of this Agreement in accordance with Section 7.1, upon written request by the Company, reimburse the Company or any of its controlled Affiliates for all reasonable and documented out-of-pocket costs or expenses (including reasonably attorneys’ fees) actually incurred by each such Person in connection with the Financing, whether or not the Merger is consummated or this Agreement is terminated. Each of Parent and Merger Sub acknowledges and agrees that obtaining the Financing is not a condition to the Closing and that in no event shall the receipt by, or availability to, Parent, Merger Sub or any of their respective Affiliates of any funds or financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.
(d) All non-public information regarding the Company or its Subsidiaries obtained by Parent or its Representatives, in each case pursuant to this Section 5.15, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to the Financing Source Parties and other prospective lenders and investors during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings), (ii) on a confidential basis to rating agencies and (iii) in the case of any part of the Financing consisting of debt securities, to the extent required by applicable securities Laws. The Company hereby consents to the reasonable use of the Company’s and its Affiliate’s Trademarks solely in connection with the Financing; provided that such Trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates.
Section 5.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the NYSE, to facilitate the commencement of the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the Effective Time. Prior to the Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.
Section 5.17 State Takeover Laws. If any State Takeover Statute becomes or is deemed to become applicable to the Company or the Merger or the other transactions contemplated by this Agreement, then the Company Board shall take any and all actions within the Company’s control as are permitted under applicable Law and necessary to eliminate or, if it is not possible to eliminate, then to minimize the effects of such statutes on the foregoing.
Section 5.18 Transaction Litigation. The Company shall give Parent notice, as soon as possible, of any Proceeding brought by any stockholder of the Company against the Company or its directors or executive officers relating to or in connection with the Merger or the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. Subject to entry into a customary joint defense agreement, Parent shall have the right to participate in the defense of any such Proceeding. The Company agrees that it shall not compromise or settle or offer to compromise or settle any such Proceeding commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.
Section 5.19 Resignations. Prior to the Effective Time, upon Parent’s request at least ten (10) days prior to the Effective Time, the Company shall use commercially reasonable efforts to cause any director of the Company to execute and deliver a letter in a form reasonably acceptable to Parent, effectuating his or her resignation as a director of such entity effective as of the Effective Time.
Section 5.20 Board Membership. Prior to the Effective Time, Parent shall take all necessary corporate action so that, upon the Effective Time, each of Jesse Singh, Gary Hendrickson and Howard Heckes is appointed to the Parent Board as a director (such three (3) directors appointed in accordance with this Section 5.20, the “Company Board Designees”). In the event that a Company Board Designee is not willing or able to serve on the Parent Board as of the Effective Time, then the Company shall be entitled to designate a replacement for such Company Board Designee who is an independent director serving on the Company Board as of the date hereof and as of the date of such designation, meets Parent’s independence criteria and is otherwise reasonably acceptable to Parent.
Section 5.21 Certain Tax Matters. After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations. For the avoidance of doubt, nothing in this Section 5.21 shall be construed to (i) require the Company to incur non-de minimis costs or other liabilities or obligations or undertake any restructuring steps in advance of the Closing or (ii) create a condition to the Closing.

ARTICLE VI

CONDITIONS TO THE MERGER
Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:
(a) the Company shall have obtained the Company Stockholder Approval;
(b) the Parent Share Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance;
(c) the Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by or before the SEC seeking a stop order;
(d) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or early termination thereof shall have been granted (the “Required Regulatory Approval”); and
(e) no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger (a “Restraint”).
Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following additional conditions:
(a) each of the representations and warranties of the Company (i) contained in Sections 3.2(a), 3.2(c)(i), (c)(ii) and (c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein) and 3.7(c) shall be true and correct in all respects (other than, in the case of Sections 3.2(a), and 3.2(c)(i), (c)(ii) and (c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein), de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in the last sentence of Section 3.2(b), Section 3.3, Section 3.4, Section 3.23, Section 3.24 and Section 3.25 (together with the Sections of this Agreement referred to in clause (i), the “Company Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than the Company Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company;
(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing;
(c) since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and
(d) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following additional conditions:
(a) each of the representations and warranties of Parent and Merger Sub (i) contained in Sections 4.2(a), 4.2(c)(i), (c)(ii), (c)(iv), 4.2(e) and 4.7(c) shall be true and correct in all respects (other than, in the case of Sections 4.2(a), 4.2(c)(i), (c)(ii) and (c)(iv), de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in Section 4.2(d), Section 4.3, Section 4.4 and Section 4.23 (together with the Sections of this Agreement referred to in clause (i), the “Parent Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than the Parent Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent;
(b) Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing;
(c) since the date of this Agreement there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and
(d) the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).
ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER
Section 7.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:
(a) by mutual written consent of each of Parent and the Company;
(b) by either Parent or the Company, if:
(i) the Merger shall not have been consummated on or before 5:00 p.m. (Chicago, Illinois, United States time) on the twelve (12)-month anniversary of the date of this Agreement (the “Termination Date”); provided that if, on the Termination Date, any of the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (if the Restraint is in respect of an Antitrust Law) shall not have been satisfied, but all other conditions set forth in Section 6.1 through Section 6.3 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Effective Time (if such conditions are capable of being satisfied were the Closing to occur at such time)), the Termination Date shall automatically, without any action on the part of the parties hereto, be extended for three (3) months, and such date as so extended shall be the “Termination Date” for all purposes hereunder; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii) prior to the Effective Time, any Restraint shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, and in the case of a Restraint that is an Order, such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if a material breach by such party of its obligations under Section 5.4 has been the principal cause of or principally resulted in the issuance of such Restraint; or
(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(c) by the Company if:
(i) Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.2(b); or
(ii) at any time prior to receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.6(d); provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Merger Sub (or a United States Affiliate of Merger Sub as Merger Sub may designate) the Termination Amount; or
(d) by Parent if:
(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.3(b); or
(ii) at any time prior to the receipt of the Company Stockholder Approval, (A) the Company Board shall have made an Adverse Recommendation Change, (B) the Company or the Company Board shall have failed to include in the Proxy Statement the Company Recommendation or (C) the Company or the Company Board, as applicable, shall have (I) materially violated or breached any of its obligations under Section 5.6(a), (II) failed to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of an Acquisition Proposal that is publicly announced and not publicly withdrawn (which request by Parent may only be given once with respect to each such Acquisition Proposal; provided that Parent may make another written request to which this clause (II) shall apply in the event of any publicly disclosed change to the price or other material terms of such Acquisition Proposal) or (III) failed to recommend against any Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.

Section 7.2 Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided that, except as otherwise provided in Section 7.3, no such termination shall relieve any party hereto of any liability or damages (which may include amounts representing, or based on the loss of, any premium or other economic entitlement the stockholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Merger was consummated in accordance with the terms of this Agreement) resulting from any knowing and intentional breach of its obligations under this Agreement prior to such termination or fraud in the making of the representations and warranties set forth herein; and provided, further, that the Confidentiality Agreement, the penultimate sentence of Section 5.15(c), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1. For purposes of this Agreement, “knowing and intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.
Section 7.3 Termination Amount.
(a) If this Agreement is terminated by:
(i) (A) Parent pursuant to Section 7.1(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (B) in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Company Stockholders’ Meeting, in the case of termination pursuant to Section 7.1(b)(iii)), an Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i), otherwise made known to the Company Board) and not withdrawn (publicly, if publicly disclosed) and (II) within twelve (12) months after such termination, any Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(a)(i)(B), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);
(ii) the Company pursuant to Section 7.1(c)(ii); or
(iii) Parent pursuant to Section 7.1(d)(ii);
then, in any such case, the Company shall pay, or cause to be paid, to Merger Sub (or a United States Affiliate of Merger Sub as Merger Sub may designate) the Termination Amount. Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Merger Sub, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.
(b) Notwithstanding anything to the contrary set forth in this Agreement, Merger Sub’s right to receive payment from the Company of the Termination Amount pursuant to Section 7.3(a) shall, in circumstances in which the Termination Amount is payable hereunder and is paid in full, constitute the sole and exclusive monetary remedy (other than in the event of knowing and intentional breach of the Company’s obligations under this Agreement prior to such termination of the Agreement or fraud by the Company in the making of the applicable representations and warranties set forth herein) of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”), for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to any amounts owing pursuant to Section 7.3(d)).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Termination Amount on more than one occasion.
(d) Each party acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties hereto would not enter into this Agreement; accordingly, if the Company fails to timely pay the Termination Amount pursuant to this Section 7.3 and, in order to obtain such payment, Merger Sub (or its designee) commences a suit that results in a judgment against the Company for the payment of the Termination Amount set forth in this Section 7.3, the Company shall pay Merger Sub Merger Sub (or its designee) its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.
Section 7.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Stockholder Approval; provided that after the Company Stockholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company as applicable, without such further approval of such stockholders nor any amendment or change not permitted under applicable Law; provided, further, that no amendment to or waiver of any of Sections 7.4, 8.9(c), 8.10, 8.12(c), 8.14 and 8.16, the definitions of “Financing”, “Financing Parties” and “Financing Source Parties” (and any other definition or provision of this Agreement to the extent an amendment or waiver thereof would affect the substance of any of the foregoing) (collectively and, in each case, solely to the extent relating to the Financing Source Parties, the “Financing Source Party Provisions”) that is materially adverse to the Financing Source Parties shall be effective without the written consent of the Financing Parties.
Section 7.5 Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
ARTICLE VIII

GENERAL PROVISIONS
Section 8.1 Survival. The representations, warranties, covenants and agreements in this Agreement and in any certificate or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall terminate at the Effective Time; provided, however, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
Section 8.2 Expenses. Except as expressly set forth herein (including Section 5.4 and Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.
Section 8.3 Transfer Taxes. Except as otherwise provided in Section 2.2(e), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the cancelation of Company Common Stock and issuance of Parent Shares pursuant to the Merger shall be borne by Parent or Merger Sub and expressly shall not be a liability of holders of Company Common Stock.

Section 8.4 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to Parent or Merger Sub:

James Hardie Industries plc
One Park Place
1st Floor, Block A
Upper Hatch Street
Dublin 2 D02 FD79
Ireland
Phone:	+353 1 411 6924

Email:	Tim.Beastrom@jameshardie.com
Attention:	Chief Legal Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
320 South Canal Street
Chicago, Illinois 60606
Phone:	(312) 407-0700

Email:	Richard.Witzel@skadden.com
Attention:	Richard C. Witzel, Jr.

if to the Company:

The AZEK Company Inc.
1330 W. Fulton St., Suite 350
Chicago, Illinois 60607
Phone:	(877) 275-2935

Email:	legaldepartment@azekco.com
Attention:	Chief Legal Officer

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone:	(212) 403-1000

Email:	MGordon@wlrk.com
BMRoth@wlrk.com
MAStagliano@wlrk.com
Attention:	Mark Gordon
Benjamin M. Roth
Mark A. Stagliano

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.4; provided, however, that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.4 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.4.
Section 8.5 Interpretation; Certain Definitions.
(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to March 23, 2025, unless the context requires otherwise. References to any information or document being “made available,” “provided” or “furnished” (other than to the SEC) and words of similar import shall include such information or document having been posted to the online data room referred to as (x) “Project Apollo” hosted on behalf of the Company by SS&C Intralinks and (y) “Project Montana” and “Project Montana Clean Room” hosted on behalf of Parent by Datasite Diligence, in each case, prior to the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. References to the “ordinary course of business” of any Person shall be deemed to mean “the ordinary course of business in a manner consistent with the past practices” of such Person.
Section 8.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.
Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Merger Sub may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof so long as such assignment would not reasonably be expected to have a Material Adverse

Effect on Parent or impair the ability of Parent or Merger Sub to perform their obligations under this Agreement or to consummate the Merger, or prevent or delay the consummation of any of the Merger and the other transactions contemplated by this Agreement, and Parent continues to remain liable for all of such obligations as if no such assignment had occurred. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 8.7 shall be null and void.
Section 8.8 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
Section 8.9 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that (a) the D&O Indemnified Parties (solely with respect to Section 5.7 and this Section 8.9 from and after the Effective Time), (b) from and after the Effective Time, the holders of Company Common Stock and Company Equity Awards (solely with respect to Article II) and (c) the Financing Source Parties (solely with respect to the Financing Source Party Provisions) are each intended third-party beneficiaries hereof. Notwithstanding the foregoing, the Company shall have the right, on behalf of the holders of shares of Company Common Stock and Company Equity Awards (who are and shall be third-party beneficiaries hereunder solely to the extent necessary for this sentence to be enforceable) to pursue and recover damages against Parent and Merger Sub for loss of the Merger Consideration and any other applicable amount pursuant to this Agreement (including the loss of the premium that such holders would be entitled to receive pursuant to the terms of this Agreement if the Merger was consummated in accordance with the terms of this Agreement), and other relief, including equitable relief; provided that the rights granted pursuant to sentence shall be enforceable on behalf of the holders of shares of Company Common Stock and Company Equity Awards only by the Company, in its sole and absolute discretion, on behalf of such holders, and any amounts received by the Company in connection therewith may be retained by the Company.
Section 8.10 Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that, notwithstanding the foregoing, subject in all respects to the provisions of any other agreement (including the Debt Letters or any definitive agreement relating to the Financing) between any Financing Source Party and any party hereto, all matters relating to any action or claim against any Financing Source Party, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in anyway relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York.
Section 8.11 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.12 Consent to Jurisdiction.
(a) Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b) Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.4 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.
(c) Notwithstanding anything to the contrary in this Agreement, each party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than any state or Federal court sitting in the county of New York.
Section 8.13 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
Section 8.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF (INCLUDING ANY ACTION OR PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).
Section 8.15 Certificates. In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent and the Company are acting in their corporate capacities and are not assuming personal liability in connection therewith.
Section 8.16 Waiver of Claims Against Financing Source Parties. The Company agrees, on behalf of itself and its Affiliates, that none of the Financing Source Parties shall have any liability to the Company or its Affiliates (other than Parent and its Subsidiaries) relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Financing, whether at law or equity, in contract, in tort or otherwise, and that neither the Company nor any of its Affiliates (other than Parent and its Subsidiaries) will have any rights or claims against any Financing Source Parties under this Agreement and any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement, including any commitments by the Financing Source Parties in respect of the Financing. For the avoidance of doubt, nothing in this Section 8.16 or any other provision of this Agreement (x) shall modify or alter the rights of Parent under the Debt Letters or any definitive financing document in connection with the transactions contemplated by this Agreement between or among Parent and any of its Subsidiaries and any Financing Source Party entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in the Debt Letters or any definitive financing document pursuant thereto, as applicable, the provisions of the Debt Letters or such definitive financing document, as applicable, shall govern and control, and (y) shall be construed to limit the obligations of the Financing Source Parties, or to waive any claim of Parent or Merger Sub or, following the Closing, the Company (or their respective Affiliates), in each case against the Financing Source Parties, pursuant to the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated thereunder, including the Financing.
[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

JAMES HARDIE INDUSTRIES PLC

By:	/s/ Aaron Erter
Name: Aaron Erter
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

JUNO MERGER SUB INC.

By:	/s/ Aaron Erter
Name: Aaron Erter
Title: President

[Signature Page to Merger Agreement]

THE AZEK COMPANY INC.

By:	/s/ Jesse Singh
Name: Jesse Singh
Title: Chief Executive Officer, President and Director

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS
As used in this Agreement, the following terms shall have the following meanings:
“Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.
“AFFA” shall mean the Amended and Restated Final Funding Agreement, dated as of November 21, 2006, between Parent, James Hardie 117 Pty Limited, the State of New South Wales and Asbestos Injuries Compensation Fund Limited, as may be amended or restated from time to time.
“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.
“ASIC” shall mean the Australian Securities and Investments Commission.
“ASX” shall mean ASX Limited ACN 008 624 691 and, where the context requires, the financial market that it operates.
“ASX Listing Rules” shall mean the official listing rules of the ASX.
“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York, Dublin, Ireland or Sydney, Australia are authorized or obligated by Law or executive order to close.
“Company Benefit Plan” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, that the Company, any of its Subsidiaries or any Company ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to, or is required to be contributed to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability; and (ii) each other employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement (whether written or unwritten) for any current or former employee or director of, or other individual service provider to, the Company or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or is required to be contributed to, or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability; provided that in no event shall a Company Benefit Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.
“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Company Stock Options, Company RSU Awards and Company PSU Awards.
“Company Equity Plan” shall mean the Company 2020 Omnibus Incentive Compensation Plan, as amended from time to time, and any other equity or equity-based plan, program, or arrangement of the Company or any of its Subsidiaries or any predecessor thereof, other than the Company ESPP.
“Company ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414 of the Code, and the regulations issued thereunder.
“Company ESPP” shall mean the 2021 Employee Stock Purchase Plan of the Company, as amended from time to time.
“Company Lease” shall mean any lease, sublease, license or other occupancy contract (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) demising Company Leased Real Property.
“Company Leased Real Property” shall mean any real property that the Company or any of its Subsidiaries leases, subleases, licenses, occupies, or otherwise has any other interest in, from any other Person (whether as a tenant, subtenant, or pursuant to other occupancy arrangements).
“Company Owned IP” shall mean all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.
“Company Owned Real Property” shall mean the real property listed on Appendix A(1) of the Company Disclosure Letter.
“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement.
“Confidentiality Agreement” shall mean the confidentiality agreement, dated January 23, 2025, between Parent and the Company.
“Contract” shall mean any binding written contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, arrangement, commitment, instrument, understanding, permit, concession, franchise, commitment, partnership, limited liability company or other agreement, but shall not include any Company Benefit Plan or Parent Benefit Plan.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “Controlling” and “Controlled by” shall have correlative meanings.
“Customs & International Trade Authorizations” shall mean any and all licenses, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, reexport, deemed reexport, or import of goods, Software, technology, technical data, services and international financial transactions.
“Customs & International Trade Laws” shall mean the applicable export control, import, customs and trade, and anti-boycott Laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including the Tariff Act of 1930, as amended, and other applicable Laws administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor or successor agencies; the Export Administration Act of 1979, as amended; the Export Control Reform Act of 2018; the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; the anti-boycott Laws administered by the U.S. Department of Commerce; the anti-boycott Laws administered by the U.S. Department of the Treasury; and the Foreign Trade Regulations administered by the Census Bureau.
“Delaware Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or, as it relates to exposure to Hazardous Materials, human health and safety, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar non-United States, state and local Laws.
“Equity Award Exchange Ratio” shall mean the sum of (i) the quotient (rounded to four (4) decimal places) obtained by dividing (x) the Cash Consideration by (y) the Parent Share Price and (ii) the Exchange Ratio.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” shall mean 1.0340.
“Existing Company Credit Agreement” shall mean that certain Credit Agreement, dated as of September 26, 2024, by and among The AZEK Group LLC, a Delaware limited liability company and wholly owned Subsidiary of the Company, as borrower, the Company, as holdings, the lenders and issuing banks from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent and as collateral agent.
“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.
“Financing Source Parties” shall mean any Person (other than Parent or any of its Affiliates), including the Financing Parties, that has committed to provide or arrange or otherwise entered into agreements in connection with providing or arranging the Financing or any portion thereof, and the parties to any joinder agreements, indentures or credit agreements (or similar definitive financing documents) entered pursuant thereto or relating thereto, each together with their respective controlling Persons, directors, officers, employees, investment bankers, agents, attorneys, accountants and other advisors acting on such Person’s behalf or Affiliates and any permitted successors or assignees of the foregoing.
“Foreign Plan” shall mean each Company Benefit Plan that primarily covers current or former employees, directors or individual service providers of the Company or any of its Subsidiaries based outside of the United States or that is subject to any Law other than U.S., federal, state or local law (other than any plan or program that is required by statute or maintained by a Governmental Authority to which the Company or any of its Affiliates contributes pursuant to applicable Law).
“GAAP” shall mean United States generally accepted accounting principles.
“Governmental Authority” shall mean any federal, state, local, United States or non-United States or supranational government, or any governmental, regulatory, judicial or administrative authority, agency, commission or instrumentality.
“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste, the environment, or natural resources or (ii) can form the basis of any liability under any Law relating to pollution, waste or the environment, or natural resources.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any finance lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.
“Intellectual Property” shall mean any intellectual property rights throughout the world, including (i) trade names, trademarks, brand names and service marks, certification marks, logos, symbols, trade dress and similar rights (in each case, whether registered or unregistered), and all registrations and applications to register any of the foregoing (“Trademarks”), (ii) patents and patent applications, statutory invention registrations, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations (“Patents”), (iii) copyrights (whether registered or unregistered) and any equivalent rights in published and unpublished works of authorship regardless of the medium, and all registrations and applications for registration applications for registration of the foregoing, (iv) internet domain names (“Domain Names”), (v) confidential and proprietary information, including trade secrets and know-how (“Trade Secrets”) and (vi) rights in computer programs, software, website and mobile content (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”).
“Intervening Event” shall mean a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.
“IRS” shall mean the United States Internal Revenue Service.
“IT Assets” shall mean computers, computer systems, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, circuits and all other information technology equipment or systems (including any outsourced systems and processes).
“Knowledge” shall mean the actual knowledge of the officers and employees of the Company set forth on Appendix A(2) of the Company Disclosure Letter, or the officers and employees of Parent set forth on Appendix A of the Parent Disclosure Letter, as applicable, in each case after reasonable inquiry by each such person.
“Labor Agreement” shall mean (i) any collective bargaining agreement or (ii) any other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings the terms of which are set forth by applicable Law) that restricts the movement of work (other than as provided by applicable Law) or has a material financial impact on the applicable business unit or units subject to such agreement, arrangement or understanding, in each case, with a labor or trade union, or labor organization or works council that is recognized by the Company or any of its Subsidiaries.
“Law” shall mean any United States, non-United States, state, municipal, local, national, supranational or non-United States statute or law (whether statutory or common law), constitution, code, ordinance, rule, regulation, order, writ, judgment, decree, binding directive (including those of any applicable self-regulatory organization), arbitration award, agency requirement or any other enforceable requirement of any Governmental Authority.
“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, easements, options, hypothecations, conditional sales agreements, adverse claims of ownership or use, title defects, right of way or charges of any kind.
“Material Adverse Effect” shall mean, with respect to Parent or the Company, any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates, tariffs and trade wars; (ii) general changes or developments in any of the industries or markets in which such Person or any of its Subsidiaries operate; (iii) (A) adoption, implementation, repeal, modification or amendment of any applicable Laws or (B) changes in GAAP, or in the case of each of clause (A) and (B), any proposal therefor or change in interpretations or enforcement thereof; (iv) any change in the price or trading volume of such Person’s securities or other financial instruments or change in such Person’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (v) any failure by such Person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, cyberterrorism (to the extent not specifically targeting such Person), or any escalation or worsening of the foregoing, weather related events, fires, natural disasters, epidemics, pandemics, plagues or other outbreaks of illness or disease or public health events (including COVID-19) or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of the Company (in the case of Parent) or Parent (in the case of the Company) after the date of this Agreement; (viii) the identity of Company (in the case of Parent) or Parent (in the case of the Company) and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of such Person’s or any of its Subsidiaries’ relationships with their respective customers, suppliers or employees); or (ix) any matter disclosed against a representation or warranty set forth in Article III in the Company Disclosure Letter (as it relates to the Company) or Article IV in the Parent Disclosure Letter in (as it relates to Parent); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which such Person and its Subsidiaries operate.
“NYSE” shall mean New York Stock Exchange.
“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury or any successor agency or office.
“Order” shall mean any decree, order, judgment, injunction, writ, stipulation, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.
“Parent Benefit Plan” shall mean (i) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, that Parent, any of its Subsidiaries or any Parent ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to, or is required to be contributed to, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any material liability; and (ii) each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement (whether written or unwritten) for any current or former employee or director of, or other individual service provider to, Parent or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or is required to be contributed to, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any liability.
“Parent Credit Facilities” shall mean that certain Credit and Guaranty Agreement, dated as of December 21, 2021, by and among Parent and certain of its Subsidiaries, as initial barrows, initial guarantors and initial parent, each lender from time to time party thereto, Bank of America, N.A., HSBC Continental Europe and Wells Fargo Bank, National Association, as L/C issuers, HSBC Bank USA, National Association, as administrative agent and HSBC Continental Europe, as swing line lender.
“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.
“Parent Equity Awards” shall mean compensatory options to purchase Parent Shares, compensatory stock appreciation rights relating to Parent Shares, compensatory restricted stock awards relating to Parent Shares, compensatory restricted stock unit awards relating to Parent Shares, compensatory performance shares relating to Parent Shares, and compensatory deferred stock units relating to Parent Shares.
“Parent ERISA Affiliate” shall mean any Person under common control with Parent within the meaning of Section 414 of the Code, and the regulations issued thereunder.
“Parent Lease” shall mean any lease, sublease, license or other occupancy contract (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) demising Parent Leased Real Property.
“Parent Leased Real Property” shall mean any real property that Parent or any of its Subsidiaries leases, subleases, licenses, occupies, or otherwise has any other interest in, from any other Person (whether as a tenant, subtenant, or pursuant to other occupancy arrangements).
“Parent Organizational Documents” shall mean the articles of association and memorandum of association of Parent and the certificate of incorporation and bylaws of Merger Sub, each as amended as of the date of this Agreement.
“Parent Owned IP” shall mean all Intellectual Property owned or purported to be owned by Parent or its Subsidiaries.
“Parent Owned Real Property” shall mean any real property which is owned by Parent or any of its Subsidiaries.
“Parent Share Price” shall mean the five (5)-Trading Day VWAP ending on the Trading Day immediately prior to the Closing Date.
“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens incurred in the ordinary course of business, or that are not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or non-United States equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property and that are not violated in any material respect by the current use and operation of such real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to real property, Liens or other imperfections of title, if any, that do not, individually or in the aggregate, materially and adversely affect the continued ownership, rights to, use or operation (as applicable) of the applicable property in the conduct of business of a Person and its Subsidiaries as currently conducted, (vi) in the case of Intellectual Property, non-exclusive licenses to customers or suppliers in their capacities as such in the ordinary course of business, (vii) any purchase money security interests, equipment leases or similar financing arrangements, (viii) any Liens securing indebtedness or liabilities that are reflected on the most recent consolidated balance sheet of the Company or notes thereto, (ix) any Liens that do not materially and adversely affect the continued ownership, rights to, use or operation (as applicable) of the applicable property or assets subject thereto in the conduct of business of a Person and its Subsidiaries as currently conducted and (x) Liens as set forth on Appendix A(3) of the Company Disclosure Letter.
“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.
“Personal Data” shall mean any information about an identifiable individual that alone or in combination with other information could be used to identify an individual, including: (i) a natural person’s name, street address, telephone number, email address, photograph, social security number, social insurance number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person and for greater certainty includes all such information with respect to employees and (ii) any (A) persistent identifier, such as IP address or machine I.D. associated with an individual, (B) Protected Health Information (as such term is defined in the Health Insurance Portability and Accountability Act of 1996), (C) Non-public Personal Information (as such term is defined in Gramm-Leach-Bliley Act, as amended) or (D) Personal Data (as such term is defined in the General Data Protection Regulation ((EU) 2016/679) (as amended) (“GDPR”) and any national law supplementing the GDPR). “Personal Data” also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Law.
“Proceedings” shall mean legal, administrative, arbitral or other proceedings, suits, actions, investigations, claims, audits, charges, indictments, litigations or examinations.
“Registrar of Companies” shall mean the Registrar of Companies in Dublin, Ireland.
“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.
“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.
“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government-controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).
“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, (ii) any Person located, organized or resident in a Sanctioned Country, (iii) any Person fifty percent (50%) or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and/or (ii), or (iv) any Person targeted by party-specific export controls (including by inclusion on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Military End User List, or Entity List).
“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom, or any other jurisdiction where such party or any of its Subsidiaries do business.
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.
“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.
“Superior Proposal” shall mean a bona fide written Acquisition Proposal (provided that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Company Board determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such Acquisition Proposal.
“Tax” or “Taxes” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, fees, levies, duties, imposts, obligations and other charges or assessments of the same or similar nature (together with any and all interest, penalties and additions to tax) imposed, imposable, collected or collectable by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, disability, welfare, alternative minimum, net worth, excise, withholding, ad valorem, stamp, license, transfer, value added, or gains, whether disputed or not.
“Tax Return” shall mean any return (including any information return), report, declaration, estimate, claim for refund, statement, notice, notification, form, election, certificate or other document or information, including any schedule or attachment thereto, filed with or submitted to, or required to be filed with or submitted to, the IRS or any other Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.
“Tax Sharing Agreement” shall mean all Tax sharing, allocation, indemnification, reimbursement or similar agreement or arrangement or any other contractual obligations relating to Taxes (other than customary Tax indemnification provisions in commercial Contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes).
“Termination Amount” shall mean $272,000,000.
“Trading Day” shall mean any day on which the ASX is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. Sydney time.
“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.
“VWAP” shall mean, for any period of consecutive Trading Days, the volume-weighted average price per share of “JHX” on the ASX (as calculated by Bloomberg L.P. under the function “VWAP” or, if not reported therein, the comparable function of another authoritative source mutually selected by the Company and Parent) for such period concluding at 4:00 p.m. Sydney time on the last Trading Day of such period, and expressed in United States dollars based on the exchange rate of one (1) Australian dollar (AU$1) into one (1) U.S. dollar as calculated by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent as of 4:00 p.m. Sydney time on such Trading Day.

Annex B
200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL
March 23, 2025

Board of Directors
The AZEK Company Inc.
1330 W Fulton Street, Suite 350
Chicago, IL 60607
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than James Hardie Industries plc (“Parent”) and its affiliates) of the outstanding shares of class A common stock, par value $0.001 per share (the “Shares”), of The AZEK Company Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of March 23, 2025 (the “Agreement”), by and among Parent, Juno Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company and each outstanding Share (other than the Canceled Shares (as defined in the Agreement) and the Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive (i) $26.45 in cash, without interest (the “Cash Consideration”), and (ii) a number of shares of Parent, par value €0.59 per share (“Parent Shares”), equal to the Exchange Ratio (as defined in the Agreement) (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.

Board of Directors
The AZEK Company Inc.
March 23, 2025

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended September 30, 2024 and annual reports to stockholders and Annual Reports on Form 20-F of Parent for the five fiscal years ended March 31, 2024; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain interim reports to stockholders and Reports of Foreign Private Issuer on Form 6-K of Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; certain internal financial analyses and forecasts for Parent standalone prepared by the management of Parent; certain internal financial analyses and forecasts for the Company standalone, certain financial analyses and forecasts for Parent standalone, and certain financial analyses and forecasts for the Parent pro forma for the Transaction, in each case, prepared by the management of the Company and as approved for our use by the Company (the “Forecasts”); and certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Parent; reviewed the reported price and trading activity for the Shares and Parent Shares; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the building products industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Board of Directors
The AZEK Company Inc.
March 23, 2025

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Parent Shares or the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders of Shares.

Very truly yours,

(GOLDMAN SACHS & CO. LLC)

Annex C
Section 262 of the General Corporation Law of the State of Delaware
8 Del.C. § 262
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex D
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File Number 001-39322
The AZEK Company Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	90-1017663
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1330 W Fulton Street, Suite 350, Chicago, Illinois	60607
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 275-2935
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒
Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes  ☐ No ☒
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒
The aggregate market value of the registrant’s voting common equity held by non-affiliates of the registrant at March 31, 2024 (the last day of the registrant’s most recent second quarter) was $7,159,276,470 based on the closing price of the registrant’s Class A common stock as reported on the New York Stock Exchange on such date.
As of October 31, 2024, the registrant had 143,015,614 shares of Class A Common Stock, $0.001 par value per share, and no shares of Class B Common Stock, $0.001 par value per share, outstanding.
Portions of the registrant’s definitive proxy statement for its 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended September 30, 2024 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I
Item 1.	Business.
General
The AZEK Company Inc. (the Company, which may be referred to as AZEK, we or us) is an industry-leading designer and manufacturer of beautiful, low maintenance and environmentally sustainable outdoor living products, including TimberTech® decking and railing, Versatex® and AZEK® Trim, and StruXure® pergolas. Our predecessor was formed on August 15, 2013, and, in connection with our initial public offering, or our IPO, we became a Delaware corporation and changed our name to The AZEK Company Inc. on June 11, 2020. Our principal executive offices are located at 1330 W. Fulton Street, Suite 350, Chicago, Illinois 60607, and our telephone number is 877-275-2935. We operate highly automated manufacturing and recycling facilities across the United States, including principal locations in Ohio, Pennsylvania and Idaho. Our website address is www.azekco.com. We use our investor relations website at investors.azekco.com as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website, in addition to following our press releases, SEC filings, public conference calls and webcasts. We also make available free of charge on our investor relations website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with (or furnished to) the SEC at www.sec.gov. The contents of our websites and webcasts and information that can be accessed through our websites and webcasts are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with (or furnish to) the SEC, and any references to our websites and webcasts are intended to be inactive textual references only.
Business and Growth Strategies
We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable products focused on the highly attractive, large and fast-growing outdoor living sector. Homeowners continue to invest in their homes and outdoor spaces and, increasingly recognize the significant advantages of engineered, long-lasting products such as those made by The AZEK Company. Our products transform outdoor spaces by combining beautiful aesthetics with lower maintenance as compared to traditional materials such as wood. Our innovative range of outdoor living and home exterior products, including decking, railing, exterior trim, siding, cladding, pergolas and cabanas and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. We are a leader in our product categories because of our significant scale, vertically-integrated manufacturing capabilities, extensive material science expertise and execution-focused management team.
Over our more than 40-year history, we have developed a reputation as a leading innovator in our categories by leveraging our differentiated manufacturing capabilities, material science and research and development, or R&D, expertise to capitalize on secular growth trends that are accelerating material conversion from traditional materials such as wood, to sustainable, low-maintenance engineered materials, and to expand our business. We believe that being innovative and consistently launching new, high-quality products into the market, combined with our consistent investments in sales, marketing, R&D and manufacturing, will continue to solidify our position as a leader in outdoor living and enable us to generate long-term demand for our products through various economic cycles. Throughout our history, we have introduced numerous disruptive products and demonstrated our ability to drive material conversion and expand our range of products, addressing consumer needs across a wide range of price points. We have achieved a premium brand reputation through our unwavering commitment to our customers and developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. Our competitive advantages enable us to create award-winning products and back them with some of the industry’s longest warranties, such as the 50-year fade & stain limited warranty and the lifetime product limited warranty that we offer on our TimberTech Advanced PVC™ decking product lines.
We have created an operating platform that is centered around sustainability, one of our core strategic pillars, which extends across our value chain from product design to raw material sourcing and manufacturing, and we increasingly utilize plastic waste, recycled wood and scrap in our products. We have also made, and continue to make, significant investments in our recycling capabilities, which further enhance the sustainability of our manufacturing operations and reduce our costs. Our recycling operations are managed under our Return Polymers subsidiary. Today, leveraging the output from these recycling facilities, our TimberTech Composite decking lines offer high-quality products made from up to 85% recycled material, and our TimberTech Advanced PVC decking lines, which offer our most realistic wood looks, are made from up to 65% recycled material. These recycling facilities also provide recycled material for use in our exteriors product lines. Through our recycling programs, in fiscal 2024, approximately 520 million pounds of waste and scrap that would otherwise likely have been destined for landfills were used to manufacture our products. Furthermore, nearly 100% of the scrap generated from our operations is re-used, and the majority of our TimberTech, AZEK Exteriors™ and Versatex products are recyclable at the end of their useful lives through our FULL-CIRCLE™ recycling programs.
We believe our multi-faceted growth and margin expansion strategy positions us to deliver above-market growth. This strategy includes initiatives to:
•	Accelerate material conversion from wood and other traditional building materials to our low-maintenance, long-lasting products by capitalizing on downstream awareness and sales investments;
•	Build the leading consumer brand and best-in-class consumer journey experience in outdoor living;
•	Introduce innovative, sustainable new products that expand our addressable market;
•	Drive multi-channel expansion by extending our reach across geographies, channels and end-users;
•	Expand margins through enhanced recycling capabilities and productivity initiatives; and
•	Execute strategic acquisitions that broaden our product portfolio, expand our addressable market and enhance our manufacturing operations.
Our Brands and Products
We operate in two reportable segments: Residential and Commercial. Our Residential segment serves the high-growth outdoor living sector by offering products that inspire consumers to design outdoor spaces tailored to their individual lifestyles. Our innovative outdoor living and home exterior products, including decking, railing, exterior trim, siding and cladding, pergolas and cabanas and accessories, are sold under our TimberTech, AZEK Exteriors, VERSATEX, ULTRALOX®, StruXure® and INTEX® brands. Our Commercial segment addresses demand for sustainable, low-maintenance privacy and storage solutions primarily for schools, stadium arenas and recreational and commercial facilities. On November 1, 2023, we divested the Vycom business, which was within the Commercial segment.
Residential Segment
In our Residential segment, we design and manufacture engineered outdoor living and home exterior products, including decking, railing, exterior trim, siding and cladding, pergolas and cabanas and accessories that drive conversion away from wood and other traditional materials. These products are primarily manufactured using capped wood composites and PVC technology that are aesthetically similar, yet functionally superior, to finished wood, as they require less maintenance, do not rot, are resistant to water, warping, insects, stains, moisture, mold, mildew, scuffs and scratching, and generally do not require painting or staining for protection. Many of our products are also designed to ease installation for contractors and builders and reduce lifetime maintenance costs for consumers, without sacrificing aesthetics. We believe these factors, combined with some of the industry’s longest warranties and a comprehensive range of on-trend color palettes and styles, drive contractor loyalty and offer a compelling choice for consumers looking to reinvent their outdoor living spaces and the exteriors of their homes.
In fiscal year 2024, our Residential segment generated net sales of $1,369 million, representing approximately 95% of our total consolidated net sales. Our Residential segment consists of Deck, Rail & Accessories which is approximately 70% of Residential net sales and Exteriors which is approximately 30% of Residential net sales. Demand for our Residential segment products is largely driven by repair and remodel activity, which we estimate accounted for approximately 80% of our Residential segment net sales in fiscal year 2024 with the remaining sales attributable to new construction activity.
Decking
We offer a diverse portfolio of wood-alternative decking products and are one of the only decking manufacturers to offer both capped wood composite and advanced PVC decking products. Our decking products transform consumers’ outdoor areas into aesthetically appealing spaces, while reducing lifetime maintenance costs as compared to those made with traditional materials. These high-quality, innovative products are artfully crafted with a broad range of design options and distinguishing features, such as cascading or variegated tones to emulate the natural look and finish of wood. Our products are long lasting and often a more cost-effective alternative over time than products made of traditional materials such as wood, which can fade quickly, require frequent sanding, staining and maintenance and are prone to rot, splinter and crack. In addition, our decking products span a wide range of entry-level to premium price points and are covered by some of the industry’s longest warranties. We are also committed to sustainability and to manufacturing our products with recycled waste and scrap. The wood used in the core of our decking products is 100% recycled, and we do not use any virgin timber. We continue to expand our use of recycled materials in our products.
Through our primary decking product lines—TimberTech Advanced PVC and TimberTech Composite—we offer a broad range of colors, textures and styles to provide consumers with a myriad of design options at a variety of price points. Our TimberTech Advanced PVC technology is our most advanced, premium capped polymer technology and offers single- and multi-color options, multiple form factors, including various widths and a 1.5” thick profile version, and increased benefits with respect to durability, slip resistance, heat dissipation and fire resistance (including Class A flame spread and ignition resistant designations on certain collections), as compared to both wood and capped composite products. TimberTech Advanced PVC products are made from up to 65% recycled content. Our TimberTech Composite technology is made from up to 85% recycled content including a combination of recycled plastics and 100% recycled wood. All of our decking lines are backed by our industry-leading warranties, ranging from 25-year fade and stain limited warranties on our TimberTech Composite Prime products to a lifetime product limited warranty and a 50-year fade and stain limited warranty on our TimberTech Advanced PVC products.
Our decking product lines are complemented by our porch collection as well as our broad range of decking accessories, including in-deck and riser lighting, risers for use on stairs, fascia, flashing and joist tape and our TimberTech Deck Cleaner. Our expanding collection of porch products leverages the same materials and production technologies as our industry-leading decking products and allows us to deliver similar design aesthetics and low-maintenance benefits across a variety of textures. We also offer a broad range of high-quality fasteners that enable an efficient installation, safe fastening and superior aesthetics, including traditional fasteners, which are color-matched to the decking product and are offered in both coated carbon steel and stainless steel; concealed fasteners, which are covered with a color-matching cap to blend into the associated decking product; and hidden fasteners, which are fastened out of sight between the decking boards.
Railing
Our railing solutions enable consumers to accent their outdoor living spaces with attractive, high-quality, low-maintenance composite, PVC and aluminum railing products, which we offer through our TimberTech, ULTRALOX and INTEX brands. Our railing products reduce the need for ongoing maintenance by eliminating many of the major functional disadvantages of traditional materials, such as warping and rust, and thus are often a more cost-effective alternative over time. For example, our TimberTech composite railing products are covered by a four-sided cap, which eliminates the need for annual sanding, staining, sealing and painting, and our TimberTech aluminum railing products feature a powder coated surface, which produces a long-lasting, color-durable, moisture-resistant finish. Our premium INTEX brand offers high-quality PVC railing solutions, including custom and kitted products.
Our railing products are available in various materials and in a broad range of colors, finishes and styles, including traditional, modern and minimalist designs, and we offer a wide selection of infill options, such as composite and aluminum balusters, cable rails and glass panel kits. Our aluminum railing products are lighter weight and easier to install than other metal railing materials, and their sleek, minimalistic designs allow unobstructed views, especially when coupled with a glass or cable infill option. Our railing products are diverse and highly customizable, and, in addition to complementing our decking product lines, they also appeal to a broader, stand-alone sector, such as for use on decks constructed from traditional materials and in commercial applications.
We are particularly well positioned to serve the fast-growing aluminum railing sector. Using Ultralox’s proprietary Interlocking Machine, a dealer or contractor can create a customized aluminum, pre-panelized, interlocking railing system on site. This facilitates faster and easier assembly and installation without special tools, mechanical fasteners or welding for both residential and commercial applications.

To complement our railing products, we offer an array of functional and decorative accessories, including drink rails, structural mounting posts, a complete lighting package and gate kits. Our decking, railing and related accessory products are frequently used in combination in order to enable consumers to create their own highly customized and sustainable outdoor living spaces.
Exteriors
We are the leading designer and manufacturer of PVC trim and moulding products for the outdoor living and home exteriors sector. We operate two large PVC trim manufacturing plants and offer a diverse range of PVC trim and moulding products through our AZEK Exteriors and VERSATEX brands. Our trim and moulding products are aesthetically similar to wood and can be easily milled, routed or shaped for use in almost any application. Our products are moisture- and insect-resistant and are more durable and require less maintenance than traditional wood products. Contractors and homeowners can use our products in conventional applications, to express their creativity through unique home exteriors, and to complement our decking and railing products. For example, two-story decks are often paired with column wraps, canvas porch ceilings and other trim and moulding accents. Our trim and moulding products are also increasingly utilized within the home, including as wainscot trim or as shiplap, which originated to protect the exteriors of homes in harsh climates, but is now a popular way to create unique interior spaces. Our products are also used by mill shops and original equipment manufacturer, or OEM fabricators, who rely on our products due to their consistent formulation, dimensional accuracy and precision and high machinability, to manufacture a wide range of other outdoor living and home exterior products such as pergolas, arbors and flowerbeds. In addition, we offer custom milled solutions through our INTEX brand for builders and a number of accessories such as fastening systems, adhesives, sealants, and bonding solutions.
Our full line of AZEK Exteriors and VERSATEX products includes trim and moulding, value-added fabricated products, paintable trim and specialty siding solutions:

Trim Boards and Sheets	Moulding and Tongue & Groove Products	Value-Added Products	Colors & Natural Visuals	Premium Siding
•
Boards—
Manufactured with sealed edges and shipped with a protective film, our trim board is highly versatile and can be milled, routed, or heat formed to be used in many different applications.

•
Sheet—Our sheets provide a clean backdrop over an expansive area and can be used for large scale fabrication such as pergolas and arbors.

•
Skirt Boards—Designed to provide moisture resistance at ground contact and help direct water away from the structure. These products are easy to install with fiber cement, vinyl, or wood siding.

•
Moulding—Used to enable customizations, cover transitions or provide crisp, architectural style elements to home exteriors.

•
Tongue & Groove Profiles—Easily add the classic style of beadboard, nickel gap, and shiplap in horizontal or vertical orientation to complement housing exteriors.

•
Column Wraps—Our column wraps are offered in multiple styles and can quickly and easily improve the aesthetics of a standard wood post with minimal labor.

•
Quick Corner Boards—Our one-piece corner boards are easy to install, feature smooth, outside edges and are aesthetically superior to two-piece corners, which can gather dirt along their edges.

•
J-Channel and Stealth Products—Designed to complement siding and for easy installation around windows and corners.

•
Canvas Series®—Designed to add contrast to porch ceilings and interior trim projects, these products deliver the look of rich hardwoods without knots or labor intensive staining requirements.

•
PaintPro®— Innovative cellular PVC trim that has the same high- performance and low-maintenance benefits of traditional AZEK trim, but can be painted many colors. PaintPro trim offers quick drying times with no priming needed and superior paint adhesion.

•
TimberTech Cladding—
Combines premium natural hardwood aesthetics and the durability of advanced polymer technology for use as a cladding rain screen for premium curb appeal.

•
XCEED Siding—A high-
performance lap siding, available in various UV-resistant colors, that offers the aesthetic appeal of traditional wood siding without the maintenance, as it resists moisture, cracking, and warping.

•
Board & Batten—
Combines different sizes of AZEK board and batten strips to create unique patterns that add texture and shadows to a home's exterior.

Pergolas and Cabanas
Our pergola and cabana product offerings primarily consist of high-quality and innovative pergolas and cabanas manufactured by our StruXure and INTEX brands. Our pergolas and cabanas add another element to the consumer's creation of beautiful, low maintenance, and sustainable outdoor living spaces. These products are designed to provide shade and rain protection features while complementing our other outdoor living products, primarily our decking products, and expanding our addressable market. StruXure’s products feature tech-enabled rotating louvers that allow consumers to enjoy their outdoor living spaces in virtually all environments, rain or shine. They are also made from up to 50% recycled aluminum and support our commitment to environmental stewardship. StruXure’s flagship pergola product, the Pergola XTM, is a fully customized pergola to fit each specific installation, while StruXure’s Cabana X® product is a standardized, yet customizable, cabana for both residential and commercial applications. In addition, INTEX manufactures a portfolio of high-end pergolas and similar products made from PVC.
Commercial Segment
During the three years ended September 30, 2024, our Commercial segment included the Vycom and Scranton Products businesses. On November 1, 2023, we sold the Vycom business, and we retained our Scranton Products business. Scranton Products provides low-maintenance bathroom partitions, shower and dressing stalls, lockers and other storage solutions. Scranton Products markets its partitions under the Aria, Eclipse and Hiny Hiders brands and its lockers under the TuffTec and Duralife brands. Scranton Products' primary customers are schools, parks, recreational facilities, stadium arenas, industrial plants and retail and commercial facilities, and Scranton Products continues to expand rapidly into the commercial repair and remodel market primarily through sales of our high-privacy bathroom partitions. Products sold by Scranton Products are designed to replace traditional materials such as metal, wood and baked enamel with more durable, long-lasting, low-maintenance and more aesthetically pleasing materials. These products are highly resistant to rust, dents, scratches and graffiti and are easily cleaned. Scranton Products offers an extensive array of attractive colors, textures and finishes that replicate more traditional materials. As compared to metal and wood alternatives, Scranton Products' partitions and locker products sell at premium prices but deliver significantly reduced life-cycle costs through increased durability and lower maintenance expenses. Demand for our Scranton Products business is driven primarily by commercial construction and repair and remodel activity, material conversion and favorable secular trends such as an increased emphasis on privacy. In fiscal year 2024, our Commercial segment generated net sales of $73 million, which represented approximately 5% of our total net sales.
Product Research and Development
Over the past 40 years, we have built an R&D organization with significant expertise in material science and production process technologies. We leverage our R&D and U.S.-based manufacturing capabilities to deliver innovative new products to market that address evolving consumer needs. We have made substantial investments in our R&D organization and, we are committed to continuing to invest in our R&D capabilities to further strengthen our ability to regularly introduce new products that set us apart from our competition and accelerate future growth. Our R&D team also drives material science and recycling capability development to continue expanding our use of recycled material streams across existing and new products.
Our product managers and marketing team actively analyze proprietary consumer research and work with architects, contractors and consumers to identify and develop new products that incorporate consumer feedback, expand our product offerings and extend the range of style and design options we offer. Our R&D team then designs, prototypes and tests these new products prior to full scale production. Our rigorous R&D process incorporates in-house analytical capabilities and comprehensive product testing.
We believe our focus on innovation allows us to bring on-trend products to market rapidly. Our new product roadmap incorporates our sustainability objectives, consumer design and functionality trends as well as feedback from our channel partners to develop products that accelerate conversion away from wood to our type of low maintenance materials. Our technological and material science expertise enables us to deliver innovative outdoor living products such as wide-width and multi-width, Class A flame spread rated and ignition-resistant Advanced PVC decking products with unique visuals that provide homeowners with a realistic wood aesthetic without the hassle of maintaining wood.
We have many ongoing development projects across our core product categories as well as certain adjacent products and applications. We also expand and develop new technologies and product applications through acquisitions. In addition, we are constantly evaluating opportunities to use our technological and U.S.-based manufacturing capabilities to expand into new areas where we believe there is an opportunity to drive material conversion or otherwise broaden our reach.
Customers and Distribution
Within our Residential segment, we sell our products through a network of approximately 50 distributors, with over 170 branch locations and more than 10,000 professional dealers and lumber locations and home improvement retail outlets, including both stocking and special order locations across the United States and Canada. We have exclusive relationships with most of our distributors with respect to specified geographies, and, although some legacy distributors carry only certain of our products, the majority of our distributors carry a comprehensive selection of our TimberTech and AZEK products. Our top ten distributors for the year ended September 30, 2024, accounted for a majority of our total net sales during that period, and our largest distributor accounted for approximately 19% of our net sales for that period. Our dealers typically exhibit high brand loyalty and are incentivized to maximize their purchases to earn early buy discounts and annual volume rebates. Contractors purchase our products through dealers and retailers. We believe contractors are typically loyal to brands and products they trust because their reputations are often connected to the quality of the products they install and they are a direct point of contact for consumers to provide feedback. We consider the needs of and feedback from contractors in designing and manufacturing new products, and we invest in our relationships with these contractors as we believe they significantly influence decisions regarding material and brand selection for the types of products we produce. We allocate significant sales force resources to support our dealers, and we believe our strong relationships with dealers and contractors are driven by the trust and reliability that we have generated through product innovation, superior quality and performance and the continuing support that we offer.
Within our Commercial segment, we primarily sell through a network of dealers who sell to industrial and commercial customers across the United States and in Canada. We market the benefits of our bathroom partition and locker systems directly to architects and facilities managers, who frequently specify products by name and material in their designs.
In fiscal year 2024, approximately 99% of our gross sales came from the United States and Canada. Our distributors in locations outside of the United States and Canada are responsible for marketing and selling our products in other countries to which our products are exported. We are continually evaluating our distribution strategy to ensure that we can meet the demands of our consumers in the most effective ways.
Operations and Supply Chain
We are a vertically integrated, U.S.-based manufacturer, delivering superior quality products with a competitive cost position. Our relatively low transportation costs resulting from being U.S.-based provide us with competitive freight relative to imported products. Our versatile, process-oriented manufacturing operations are built on a foundation of extensive material and processing development. Our proprietary production technologies, material blending proficiency and range of extrusion capabilities enable innovation and facilitate expansion of our product offerings. We have deep experience working with multiple technologies that enable us to provide some of the industry’s most attractive visuals through advanced streaking and multi-color technologies. Our manufacturing footprint includes 15 manufacturing and recycling facilities totaling over 3 million square feet, and we have made significant investments in people, processes and systems to increase our manufacturing scale and productivity.
We have integrated manufacturing operations and differentiated technical expertise in producing and utilizing recycled materials to include in our sustainable, cutting-edge products. Sustainability is one of our core strategic pillars, and we are committed to continually introducing sustainable products that help to reduce deforestation by utilizing recycled materials instead of wood, and materials that are versatile and recyclable at the end of their useful lives. We are dedicated to investing in and expanding our recycling capability in order to increase the use of reclaimed materials in our manufacturing processes.
In line with our core values of being “better today than yesterday” and “leading through innovation”, we use our continuous improvement program known as the AZEK Integrated Management System which includes Lean Six Sigma tools to manage and monitor operations, and to reduce material waste and improve manufacturing efficiency.

Sales and Marketing
Residential Segment
Our Residential segment sales organization is organized under our AZEK Exteriors, TimberTech, StruXure, INTEX, VERSATEX and ULTRALOX product lines and is composed of a general sales organization, which is primarily geographically based, and also includes specialty sales organizations who focus on specific products and key accounts. Our sales organization is primarily focused on generating downstream demand with homeowners and other consumers, contractors, architects and builders as well as maintaining relationships with and educating influencers. We believe our downstream investments accelerate material conversion in our product categories, strengthen our position in the pro channel and enhance our retail presence.
We maintain comprehensive marketing campaigns using various media in support of our brands, targeted towards growing our dealer base, as well as acquisition and engagement of customer groups such as architects, builders, remodelers, contractors and consumers. We continue to invest in our marketing organization and prioritize demand generation and brand building amongst consumer and pro audiences. Our premium brand positioning, diverse digital strategy, consistent media presence and experiences drive increased engagement with a variety of customer groups as well as affinity among consumer and professional influencers. Our digital platform facilitates the consumer journey from inspiration and design to installation. The experience educates consumers on the benefits of our products versus traditional materials, utilizes digital visualization tools to allow consumers to re-imagine their outdoor living spaces and directly connects users to pre-qualified local contractors and dealers. We utilize and provide samples to consumers as part of our strategy to drive demand. We also participate in a wide range of other marketing, promotional and public relations activities to increase brand awareness to consumers. These campaigns include media coverage and features in design, lifestyle, and specialty publications, as well as print advertising in brand-relevant publications. We enjoy strong preference for our products among professional contractors, who typically purchase our products at dealers, and we are investing in improved merchandising at pro locations and retailers as the majority of consumers include visits to home improvement locations as they research decking and outdoor living projects. These consumer engagement strategies are focused on creating additional brand differentiation, pull-through demand and accelerating our growth.
We also provide frequent demonstrations, education, product training and other sales and loyalty initiatives to help drive awareness, reinforce key selling points and installation best practices. We operate in-person and virtual AZEK University classes to educate distributors, dealers, contractors, architects and builders via classroom tutorials, hands-on sessions and plant tours. In addition, through our AZEK Pro Rewards program, we seek to secure preferred brand status with contractors by providing them with marketing tools, leads and various other rewards in connection with increased purchases of our products. We believe these efforts strengthen our brand and consumer journey because many buying decisions involve input from both the contractor and consumer, with consumers frequently relying on contractor recommendations.
Commercial Segment
Scranton Products utilizes direct sales and regional manufacturers’ sales representatives to provide coverage to a network of approximately 750 dealers who sell to institutional and commercial customers across the United States and in Canada. The Scranton Products’ sales force and agents service architects and facility managers to create pull-through demand in traditional institutional applications, such as schools, universities and stadium arenas, and in targeted new applications, such as retail stores, commercial and professional buildings and industrial facilities. Our Scranton Products sales force utilizes its leading position, enhanced promotional materials and specialized products to develop close relationships with architects and assist them in designing products and has enhanced awareness of the benefits of our products through targeted efforts to educate architects and designers.
Raw Materials and Suppliers
The primary raw materials used in our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. We also utilize other additives, including modifiers, titanium dioxide, or TiO2, and pigments. Our contracts with key suppliers are typically short term in nature, with terms generally ranging from one to three years. We have not entered into hedges of our raw material costs at this time, but we may choose to enter into such hedges in the future, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price. Prices for spot market purchases are negotiated on a continuous basis in line with current market prices. Other than short term supply contracts for resins with indexed based pricing and occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis.
The cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil, construction demand and macroeconomic conditions. Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general economic conditions. We seek to mitigate the effects of fluctuations in our raw material costs by broadening our supplier base, increasing our use of recycled material, increasing our use of scrap and reducing waste and exploring options for material substitution without sacrificing quality.
Although we do not rely on any single supplier for the majority of our raw materials, we do obtain certain raw materials from single or a limited number of suppliers. In particular, we rely on a single supplier for certain critical capped compounds used in our decking and railing products. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into.
Competition
We compete with multiple companies, including divisions or subsidiaries of larger companies and foreign competitors. We compete on the basis of a number of considerations, including service, quality, performance, product characteristics, brand recognition and loyalty, marketing, product development, sales and distribution and price.
While we face significant competition, we are differentiated across several key strengths, including:
•
Aesthetics. Our high-quality, innovative products are artfully crafted with a broad range of style and design options and distinguishing features, such as cascading or variegated tones to emulate the natural look and finish of wood.

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Innovation. Our focus on innovation and our material science expertise allow us to continually bring effective, desirable and on-trend products to market rapidly for our customers. For example, we are able to develop premium PVC products, such as our TimberTech Advanced PVC decking collections and our PaintPro siding and trim, that offer benefits and advantages that other materials cannot match.

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Cost and Maintenance. Our products transform consumers’ outdoor areas into aesthetically appealing spaces, while reducing lifetime maintenance and associated costs as compared to those made with traditional materials. Traditional materials such as wood can fade quickly, require frequent sanding, staining and maintenance and are prone to rot, splinter and crack. Our products are long lasting and are often a more cost-effective alternative over time.

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Sustainability. We are committed to sustainability and to manufacturing our products with recycled waste and scrap. The wood used in the core of our decking products is 100% recycled, and we do not use any virgin timber. We continue to expand our use of recycled materials in our products.

Residential Segment
Our primary competition for our products consists of wood products, which constitute a substantial majority of decking and railing sales and a significant portion of exteriors sales, as measured by linear feet of lumber. Many of the conventional lumber suppliers with which we compete, including UFP Industries, Inc. and Culpeper Treated Lumber, have established ties to the building and construction industry and have well-accepted products.
In addition to wood, we compete with other manufacturers of wood-alternative products, including Trex Company Inc., Fiberon, a subsidiary of Fortune Brands Innovations, Inc., Deckorators, a subsidiary of UFP Industries, Inc., Oldcastle APG, Inc., Westlake Corp., including Westlake Royal Building Products and Kleer Lumber, Louisiana-Pacific Corporation, Cornerstone Brands Inc., and CertainTeed, a subsidiary of Saint-Gobain Group.

Commercial Segment
The bathroom partition and locker sectors are also highly fragmented and are addressed by manufacturers producing products in a variety of different materials and at varying price ranges. We compete on the basis of a number of considerations, including service, quality, performance, product characteristics, brand recognition and loyalty, marketing, product development, sales and distribution and price.
Seasonality
Although we generally experience demand for our products throughout the year, our sales have historically experienced some seasonality. We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during the second fiscal quarter of the year in advance of the building season. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in the second fiscal quarter relative to other quarters. In addition, our sales are affected by the individual decisions of distributors and dealers on the levels of inventory they carry, their views on product demand, their financial condition and the manner in which they choose to manage inventory risk. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain geographic areas, which typically reduces the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months during which schools are typically closed and are more likely to undergo remodel activities.
Intellectual Property
We rely on trademark and service mark protection to protect our brands, and we have registered or applied to register many of these trademarks and service marks. In particular, we believe the AZEK and AZEK Exteriors brands, the TimberTech brand, the VERSATEX brand, the StruXure brand, the Intex brand, the Ultralox brand and the FULL-CIRCLE brand, including FULL-CIRCLE PVC Recycling® and FULL-CIRCLE Recycling®, are important in the development of product awareness and for differentiating products from competitors. We also rely on a combination of unpatented proprietary know-how and trade secrets, and to a lesser extent, patents to preserve our position in the market. As we develop technologies and processes that we believe are innovative, we intend to continually assess the patentability of new intellectual property. In addition, we employ various other methods, including confidentiality and nondisclosure agreements with third parties and employees who have access to trade secrets, to protect our trade secrets and know-how. Our intellectual property rights may be challenged by third parties and may not be effective in excluding competitors from using the same or similar technologies, brands or works.
Our FULL-CIRCLE Strategy
Through our FULL-CIRCLE strategy, we are committed to pursuing initiatives that positively impact our products, our people and our planet. One of our core values is to “always do the right thing”. In furtherance of that value, we are focused on sustainability across our operations and have adopted strategies to enable us to meet the growing demand for environmentally friendly products.
We operate our business in a manner that is centered on sustainability and promotes environmental stewardship and circularity across our value chain from product design to raw material sourcing and manufacturing to employee, customer and stakeholder communications and engagement. For example, through our recycling programs, we used approximately 520 million pounds of scrap and waste, which otherwise might have been destined for landfills, to manufacture our products in fiscal year 2024. We are committed to investing in state-of-the-art polyethylene and PVC recycling facilities, continuing and expanding our innovative FULL-CIRCLE Recycling program, increasing the amount of recycled content in our products, which lowers the overall carbon footprint of our products, repurposing the scraps from our board-making process back into production – thereby diverting that material from the landfill, implementing closed-loop water recycling and energy-efficient manufacturing processes at our manufacturing and recycling facilities and deliberately sourcing and reusing hard-to-recycle materials that would traditionally end up in landfills.

We are also committed to positive social impact within our workforce and our community and have adopted human capital and human rights management policies to further our commitment to social responsibility. Our inclusive culture is comprised of innovative, growth-minded individuals committed to always doing the right thing, continuous improvement and solving problems for our customers and partners. We compensate our employees according to our fair remuneration policies and believe deeply in paying for performance. We also provide attractive benefits that promote the health of our employees and their families including medical, dental and vision coverage, company-paid life insurance, short and long-term disability, health savings accounts, flexible spending accounts and an employee assistance program. We are also committed to the financial wellness of our employees and have launched several resources and policies in alignment with this, including a 401(k) plan with a company match, an employee stock purchase program with a company match, a parental leave policy and a military leave policy for our active military members. As of September 30, 2024, we had 2,276 full-time employees. Our workforce is not unionized, and we are not a party to any collective bargaining agreements.
AZEK has been broadly recognized for its leadership in sustainability and for creating a culture where employees feel highly engaged, appreciated and fulfilled. Such recognition includes the Real Leaders 2024 Top Impact Company Award, being named one of USA Today’s 2024 Climate Leaders, one of U.S. News & World Report’s 2024 Best Companies to Work For, one of America’s Most Responsible Companies in 2024 by Newsweek, and one of Chicago Tribune’s Top Workplaces for the fourth consecutive year in 2024, as well as achieving +VantageVinyl verification from the Vinyl Sustainability Council for the fourth year in a row. Our products have also been recognized for sustainability leadership and innovation, including TimberTech decking being named Best Overall Engineered Decking Brand by Good Housekeeping, receiving Green Builder’s 2024 Sustainable Products of the Year Award, earning a special mention in the Architizer 2024 A+ Product Awards, and being included in HGTV Magazine’s 2024 Green List.
Environmental Laws and Regulations; Health and Safety
Our Environmental, Health and Safety, or EHS, Policy outlines our management programs and expectations throughout our operations and businesses. We manage operational hazards and risks to provide workplaces that are safe and healthy for our employees, visitors, contractors, customers, and the communities in which we operate. We train our employees, so they have the awareness, knowledge and skills to work in a safe and environmentally responsible manner. We continually are reviewing and improving our EHS performance through ongoing training, objectives and management systems.
Our operations and properties are subject to extensive and frequently changing federal, state and local environmental protection laws, regulations and ordinances. These laws, regulations and ordinances, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. We are also subject to permitting requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits from one or more governmental agencies in order to conduct our operations. We believe we comply in all material respects with environmental laws and regulations and possess the permits required to operate our manufacturing and other facilities. Our environmental compliance costs in the future will depend, in part, on the nature and extent of our manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.
We are also subject to workplace safety regulation by the U.S. Occupational Safety and Health Administration and state and local regulators. Our health and safety policies and practices include an employee training and competency development program to regularly train, verify and encourage compliance with health and safety procedures and regulations.

Item 1A.	Risk Factors.
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this Annual Report on Form 10-K, or this Annual Report, including our Consolidated Financial Statements and related notes included elsewhere in this Annual Report, before making an investment decision. The occurrence of any of the following risks, or additional risks not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.
Summary Risk Factors
The risks described below include, but are not limited to, the following:
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demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, inflation, interest rates, the health of the economy, repair and remodel and new construction activity, industrial production and institutional funding constraints;

•	risks related to shortages in supply, price increases or deviations in the quality of raw materials;
•	we compete against other manufacturers of (i) engineered and composite products; and (ii) products made from wood, metal and other traditional materials;
•	our ability to maintain product quality and product performance at an acceptable cost, and potential exposures resulting from our product warranties;
•	the seasonal nature of certain of our products and the impact that changes in weather conditions, channel inventory recalibrations and product mix may have on our sales;
•	our ability to develop new and improved products and effectively manage the introduction of new products;
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our ability to effectively manage changes in our manufacturing process resulting from the growth and expansion of our business and operations, including, without limitation, with respect to new manufacturing facilities, cost savings and integration initiatives and the introduction of new products;

•	risks related to our ability to accurately predict demand for our products and risks related to our ability to maintain our relationships with key distributors or other customers;
•	our ability to retain management;
•	risks related to acquisitions, divestitures or joint ventures we may pursue;
•	our ability to ensure that our products comply with local building codes and ordinances;
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risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses, as well as risks relating to our ability to maintain an effective system of internal controls and produce timely and accurate financial statements or comply with applicable regulations;

•	our ability to protect our intellectual property rights;
•	risk of disruption or failure of our technology systems or failure to successfully implement new technology effectively;
•	cybersecurity risks and risks arising from new regulations governing information security and privacy;
•	risks associated with our indebtedness and debt service.
•	our reliance on dividends, distributions and other payments from our subsidiaries to meet our obligations; and
•	certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control.

Risks Relating to Our Business and Industry
Demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, inflation, interest rates, the health of the economy, repair and remodel and new construction activity, industrial production, consumer confidence and discretionary spending and institutional funding constraints could have a material adverse effect on our business.
Demand for our products is significantly influenced by a number of economic factors affecting our customers, including distributors, dealers, contractors, architects, builders, homeowners and institutional and commercial consumers. Demand for our products depends on the level of residential and commercial improvement and renovation and new construction activity, and, in particular, the amount of spending on outdoor living spaces and home exteriors. Home and commercial renovation and improvement and new construction activity are affected by, among other things, interest rates, consumer confidence and spending habits, demographic trends, housing affordability levels, unemployment rates, institutional funding constraints, industrial production levels, tariffs, actual inflation levels and uncertainty with respect to future inflation levels, recession possibility and general economic conditions.
Demand for products in our Residential segment depends primarily on the level of repair and remodel activity and, to a lesser extent, new construction activity, which are in turn impacted by interest rates and inflation. The combination of high interest rates and high inflation in recent years has reduced the affordability of mortgages and increased the cost of home improvement projects. These trends have likely resulted in reduced levels of repair and remodel as well as new construction activity and demand for our products, and, while inflation levels have moderated in recent months, we expect these trends may continue for the foreseeable future. In addition, the residential repair and remodel market depends in part on home equity financing, and accordingly, the level of equity in homes will affect consumers' ability to obtain a home equity line of credit and engage in renovations that would result in purchases of our products. While home prices and equity levels of current homeowners remained strong throughout fiscal 2024, elevated interest rates could cause home prices to decrease and a weakness or reduction in home prices may result in a decreased demand for our residential products. We cannot predict if or when interest rates or inflation levels will decline or, once they have declined, if they will remain low, or the impact that any such decline may have on home prices, repair and remodel activity, new construction activity, demand for our products, our business generally or our financial condition.
Demand for our products in our Commercial segment is primarily affected by the level of commercial and governmental construction and renovation activity. The levels of commercial and governmental construction and renovation activity are affected by the levels of interest rates, availability of financing for commercial and industrial projects, the general business environment and the availability of governmental funding. Sales of products by our Commercial segment have included sales for use in institutions, such as universities and schools, and in federal, state and local government buildings, which depend on federal, state and local funding for construction and renovation projects. Sales to institutions that depend on public funding are affected by factors that may impose constraints on funding availability for construction and renovation projects, including, without limitation, increased operational costs, budget cuts by federal, state and local governments, including as a result of lower than anticipated tax revenues, increased limitations on federal spending or government shutdowns. Sales to commercial establishments depend on, among other things, general levels of industrial production and business growth and the performance of the various sectors in which our commercial end customers operate.
Adverse trends in any of the foregoing factors could reduce our sales and have a material adverse effect on our business, financial condition and results of operations. Such factors could also alter the balance of our Residential and Commercial sales or the balance of our product sales within either such segment. In light of differing margins, changes in the relative amount and type of residential and commercial industrial activity or the mix of products sold may have an impact on our business and cause our revenues and profitability to fluctuate from period to period.
Shortages and disruptions in supply, price increases or deviations in the quality of the raw materials used to manufacture our products could adversely affect our sales and operating results.
The primary raw materials used in our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. We also utilize other additives including modifiers, TiO2, and pigments. Our contracts with key suppliers are typically short term in nature, with terms generally ranging from one to three years. While we do not rely on any single supplier for the majority of our raw materials, we do obtain certain raw materials from single or a limited number of suppliers. In particular, we rely on a single supplier for certain critical capped compounds used in our decking and railing products. We do not currently have arrangements in place for a redundant or second-source supply for those compounds. In the past, we have experienced disruptions and delays in our supply chain causing us to seek alternate suppliers for certain raw materials, and we may need to do so again in the future. Alternate suppliers may be more expensive, may encounter delays in shipments to us or may be unavailable, which would adversely affect our business, financial condition and results of operations.
In the event of an industry-wide general shortage of our raw materials, a shortage affecting or discontinuation in providing any such raw materials by one or more of our suppliers or a supplier's declaration of force majeure, we may not be able to arrange for alternative sources of such materials on a timely basis, on equally favorable terms or at all. In recent years, we have increased the use of reclaimed polyethylene, PVC and aluminum material in our products and we have also increased our production across our facilities. As we increase our use of such materials and introduce new materials into our manufacturing processes, we may be unable to obtain adequate quantities of such raw materials in a timely manner, on favorable terms or at all. Any such shortage may materially adversely affect our production process as well as our competitive position as compared to companies that are able to source their raw materials more reliably or at lower cost.
In addition, increases in the market prices of raw materials used in the manufacture of our products could adversely affect our operating results as prices of our raw materials directly impact our cost of sales. The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility and other drivers often outside of our control. For example, the cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. In addition, the potential physical effects of climate change, such as increased frequency and severity of storms, floods and other climatic events, could disrupt our supply chain, and cause our suppliers to incur significant costs in preparing for or responding to these effects. In the past, we have faced price volatility for some of our raw materials as a result of extreme weather events and weather-related disruptions, particularly in the southern part of the United States where a significant portion of our raw materials are produced. To the extent such extreme weather events continue in the future or increase in frequency or severity, we may face increased and/or unpredictable costs for our raw materials. Global economic uncertainty or conflict between or within nation states have also historically impacted global supply chains and raw material prices. For example, crude oil prices have fluctuated considerably in recent years, in large part due to the ongoing conflict between Russia and Ukraine. The ongoing conflict in the Middle East may also have an impact on energy and commodity prices and on our raw materials and freight costs. We are unable to predict the impact that future supply and demand balances, weather events or conflicts may have on the global economy, our industry or our business, financial condition, results of operations or cash flows. We have not entered into hedges of our raw material costs, and our supply contracts with our major vendors generally do not contain obligations to sell raw materials to us at a fixed price.
We seek to mitigate the effects of increases in raw material costs by broadening our supplier base, increasing our use of recycled material and scrap, reducing waste and exploring options for material substitution and by increasing prices, however, we may not be able to recover the increases through corresponding increases in the prices of our products or the other mitigating actions noted above. Even if we are able to implement mitigating actions and/or increase prices over time, we may not be able to take such action or increase prices as rapidly as our costs increase. If we are unable to, or experience a delay in our ability to, recover such increases in our costs, our gross profit will suffer. In addition, increases in the price of our products to compensate for increased costs of raw materials may reduce demand for our products and adversely affect our competitive position as compared to products made of other materials, such as wood and metal, that are not affected by changes in the price of resins and some of the other raw materials that we use in the manufacture of our products.
We are dependent upon the ability of our suppliers to consistently provide raw materials that meet our specifications, quality standards and other applicable criteria. Our suppliers' failure to provide raw materials that meet such criteria could adversely affect production schedules and our product quality, which in turn could materially adversely affect our business, financial condition and results of operations.

We operate in a competitive business environment. If we are unable to compete effectively, our sales would suffer and our business, financial condition and operating results would be adversely affected.
We operate in a competitive business environment, and we compete with multiple companies with respect to each of our products. While we have longstanding business relationships with many of our distributors, dealers and contractors, we generally do not have long-term contracts with these customers. Accordingly, any failure to compete effectively, including as a result of the various factors described below, could cause our customers to cease purchasing our products or rapidly decrease our sales.
Our residential products compete primarily with wood products that comprise the majority of decking, railing, trim and related market sales. We also compete with metal products and with engineered products sold by other companies. Products made by Scranton Products compete with bathroom partitions, lockers and storage solutions sold at a wide range of prices and manufactured using a variety of materials.
Our ability to grow relies in part on the continued conversion in demand from traditional wood products to our engineered products, and our business could suffer if this conversion does not continue, or reverses, in the future. A number of suppliers of wood and wood composite decking, railing and trim products have established relationships with contractors, builders and large home improvement retailers, and, to compete successfully, we must expand our relationships with those parties. We must also compete successfully with products from other manufacturers that offer alternatives to wood and wood composite products, including by developing competitive new products and by responding successfully to new products introduced, and pricing actions, including price reductions, and other competitive actions taken, by competitors. Some of our competitors have financial, production, marketing and other resources that are significantly greater than ours. Consolidation by industry participants could result in them having increased resources, larger customer bases, greater diversified product offerings and greater technological and marketing expertise, which may impact our ability to compete against them. If we are unable to compete successfully it could have a material adverse effect on our business, financial condition and results of operations.
Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost or if we incur significant losses, increased costs or harm to our reputation or brand as a result of product liability claims or product recalls.
In order to maintain and increase our net sales and sustain profitable operations we must produce high-quality products at acceptable manufacturing costs and yields. If we are unable to maintain the quality and performance of our products at acceptable costs, our brand, the acceptance of our products and our results of operations would suffer. As we regularly modify and expand our product lines, including through the introduction of new products, and introduce changes to our manufacturing processes or incorporate new raw materials, we may encounter unanticipated issues with product quality or production delays. For example, we have disclosed our goal to continue to increase the proportions of recycled materials, primarily reclaimed polyethylene and PVC, into our products. While we engage in product testing in an effort to identify and address any product quality issues before we introduce products to market, unanticipated product quality or performance issues may be identified after a product has been introduced and sold.
In addition, we face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are, or are alleged to be, defective or have resulted in harm to persons or to property. We may in the future incur significant liabilities if product liability lawsuits against us are successful. We may also have to recall and/or replace defective products, which would also result in adverse publicity and loss of sales, and would result in us incurring costs connected with the recall, which could be material. Any losses not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Real or perceived quality issues, including, but not limited to, those arising in connection with product liability lawsuits, warranty claims or recalls, could also result in adverse publicity, which could harm our brand and reputation and cause our sales to decline rapidly. In addition, any such issues may be seized on by competitors in efforts to compete against us.
We provide product warranties and, if our product warranty obligations were significantly in excess of our reserves, our business, financial condition and results of operations could be materially and adversely affected.
We provide various warranties on our products, ranging from five years to lifetime warranties depending on the product and subject to various limitations. Management estimates warranty reserves, based on factors such as historical warranty costs and short- and long-term warranty trends by product line, as a proportion of sales by product line. Management also considers various relevant factors, including, but not limited to, our stated warranty policies and procedures, as part of the evaluation of our warranty liability. Because warranty issues may surface later in the life cycle of a product, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles, and we cannot be sure that our warranty reserves will be adequate for all warranty claims that arise. We also regularly modify our product lines and introduce changes to our manufacturing processes or incorporate new raw materials. Changes in our products may result in unanticipated product quality or performance issues and an increase in warranty claims. Material warranty obligations, including, but not limited to, those in excess of our reserves, could have a material adverse effect on our business, financial condition and results of operations.
Our quarterly operating results may fluctuate as a result of seasonality, changes in weather conditions, inventory recalibration in our channel and changes in product mix.
We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during that quarter. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in that quarter relative to other quarters. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. We have generally experienced lower levels of sales of residential products during the first fiscal quarter due to adverse weather conditions in certain geographic areas, which typically reduce the construction and renovation activity during the winter season. Adverse weather conditions, including the increased occurrence or strength of extreme weather events caused by climate change or otherwise, may interfere with ordinary construction, delay projects or lead to cessation of construction involving our products. These conditions may shift sales to subsequent reporting periods or decrease overall sales, given the limited outdoor construction season in many locations. In addition, we have experienced higher levels of sales of our engineered bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months during which schools are typically closed and therefore more likely to be undergoing remodel activities. These factors can cause our operating results to fluctuate on a quarterly basis.
Our operating results may also fluctuate due to changes in the quantity and type of inventory held from time to time in our distribution channel by our distributors and dealers, especially during periods of increased economic volatility and uncertainty. Demand signals and inventory recalibration decisions across our channel can become magnified as they move up the channel to us, potentially resulting in larger demand fluctuations for us than we are able to forecast. Such fluctuations can result in us having to increase or decrease our manufacturing output quickly, and we cannot be sure that we would be able to respond to such fluctuations at the appropriate time or in the appropriate manner, and our short-term results of operations may be negatively impacted. In addition, changes in the mix of products sold can affect our operating results. We sell products at different prices, composed of different materials and involving varying levels of manufacturing complexity. Changes in the mix of products sold from period to period may affect our average selling price, cost of sales and gross margins.
If we fail to develop new and improved products successfully, or if we fail to effectively manage the introduction of new products, our business will suffer.
Our continued success depends on our ability to predict the products that will be demanded by our customers and consumers, such as homeowners or commercial or industrial purchasers, and to continue to innovate and introduce improved products in our existing product lines and products in new product categories. We may not be successful in anticipating these needs or preferences or in developing new and improved products. We must also be able to respond successfully to technological advances, including, but not limited to, artificial intelligence and machine learning, which may become critical in interpreting consumer preferences in the future. If we do not respond effectively to changing market trends, demands and preferences and to actions by competitors by introducing competitive new products, our business, financial condition and results of operations would suffer.
Even if we do introduce new products, consumers may not choose our new products over existing products. In addition, competitors could introduce new or improved products that would replace or reduce demand for our products or develop proprietary changes in manufacturing technologies that may render our products obsolete or too expensive to compete effectively. In addition, when we introduce new products, we must effectively anticipate and manage the effect of new product introductions on sales of our existing products. If new products displace sales of existing products more broadly or rapidly than anticipated, we may have excess inventory of existing products and be required to reduce prices on existing products, which could adversely affect our results of operations. As we continue to introduce new products at varying price points to broaden our product offerings to compete with products made with wood or other traditional materials across a wide range of prices, our overall gross margins may vary from period to period as a result of changes in product mix.
Moreover, we may introduce new products with initially lower gross margins with the expectation that the gross margins associated with those products may improve over time as we improve our manufacturing efficiency for those products, and our results of operations would be adversely affected if we are unable to realize the anticipated improvements.
In the past we have devoted, and in the future we expect to continue to devote, significant resources to developing new products. However, we cannot be sure that we will successfully complete the development and testing of new products and be able to release the products when anticipated or at all. From time to time, we may make investments in the development of products we ultimately determine not to release resulting in write-downs of inventory and related assets.
Our business would suffer if we do not effectively manage our manufacturing processes, including, without limitation, adjusting production to meet demand, integrating new manufacturing facilities, achieving cost-savings initiatives and successfully introducing new technologies and products.
We continually review our manufacturing operations in an effort to achieve increased manufacturing efficiencies, to integrate new technologies and to address changes in our product lines and in-market demand. Periodic manufacturing integrations, realignments and cost-savings programs and other changes have adversely affected, and could in the future adversely affect, our operating efficiency and results of operations during the periods in which such programs are being implemented. Such programs may include the addition of manufacturing lines and the consolidation, integration and upgrading of facilities, functions, systems and procedures, including the introduction of new manufacturing technologies and product innovations. These programs involve substantial planning, often require capital investments, and may result in charges for fixed asset impairments or obsolescence and substantial severance costs. Our ability to achieve cost savings or other benefits within the time frames we anticipate is subject to many estimates and assumptions, a number of which are subject to significant economic, competitive and other uncertainties. For example, we have made substantial investments to expand our recycling capabilities and to increase the use of reclaimed materials in our manufacturing processes. While we anticipate that enhancing these capabilities will ultimately decrease our costs, the introduction of these capabilities has required significant initial investment, and we cannot be certain we will realize the benefits of this initiative when anticipated or at all. If these investments and other changes are not effectively integrated into our manufacturing processes, we may suffer from production delays, lower efficiency and manufacturing yields, increased costs and reduced net sales.
We also face risks in starting up new manufacturing facilities, including with respect to expanding our overall production capacity as well as moving production to such new facilities, that could increase costs, divert management attention and reduce our operating results. For example, in 2022 we opened a new manufacturing facility in Boise, Idaho. The establishment and operation of that facility, and any capacity expansion project, involves significant risks and challenges, including, but not limited to, design and construction delays and cost overruns. There can be no assurance that our Boise facility will contribute the incremental production capacity that we anticipated and in a manner suitable to our goals or that any other expansion project will be operational on the timeline or contribute the incremental production capacity or fulfill such other purpose that we anticipate, and we cannot guarantee that any such facility will operate at costs acceptable to us or that demand for our products will remain at levels high enough to meet the return on investment necessary to justify our investment in these projects.
We must also effectively address changes to our manufacturing operations resulting from growth of our business generally, including as a result of acquisitions, and introduction of new products. As we increase our manufacturing capacity to meet market demand, integrate newly acquired manufacturing operations or begin to manufacture new products at scale, we may face unanticipated manufacturing challenges as production volumes increase, new processes are implemented and new supplies of raw materials used in these products are secured.

Newly acquired businesses may not operate as efficiently as we do, and we may have to expend costs to increase their efficiency and generally integrate them into our processes. New products may initially be more costly and less efficient to produce than our existing products. In addition, we could experience delays in production as we increase our manufacturing capacity or begin to manufacture new products that may result in the products ordered by our customers being on back-order as initial production issues are addressed. As a result, increases in manufacturing capacity, integrating new operations or the introduction of new products may initially be associated with lower efficiency and manufacturing yields and increased costs, including shipping costs to fill back-orders. If we experience production delays or inefficiencies, a deterioration in the quality of our products or other complications in managing changes to our manufacturing processes, including those that are designed to increase capacity, enhance efficiencies and reduce costs or that relate to new products or technologies, we may not achieve the benefits that we anticipate from these actions when expected, or at all, and our operations could experience disruptions, our manufacturing efficiency could suffer and our business, financial condition and results of operations could be materially and adversely affected.
Our sales and results of operations may suffer if we do not maintain our relationships with, forecast the demand of and make timely deliveries to our key distributors or other customers.
Our sales and results of operations depend upon our ability to maintain our relationships with our network of distributors and dealers. Our top ten distributors collectively accounted for a majority of our net sales for the year ended September 30, 2024. Our largest distributor accounted for approximately 19% of our net sales for the year ended September 30, 2024. While we have long-standing business relationships with many of our key distributors and our distribution contracts generally provide for exclusive relationships with respect to certain products within certain geographies, these contracts typically permit the distributor to terminate for convenience on several months’ notice. If we do not forecast and plan production effectively, if we experience delays in our ability to manufacture products, or if we fail to provide product offerings at price points that meet the needs of distributors and dealers and that they perceive to be competitive with other products, distributors and dealers may seek alternative products, including those of our competitors.
If our key distributors or dealers are unwilling to continue to sell our products at existing or higher levels, or if they desire to sell competing products alongside our products, our ability to maintain or increase our sales could suffer. In addition, mergers or acquisitions involving our distributors or dealers and one of our competitors, or a distributor or dealer with a relationship with one of our competitors, could decrease or eliminate purchases of our product by that distributor or dealer. If a key distributor or dealer were to terminate its relationship with us or reduce purchases of our products, we may not be able to replace that relationship with a relationship with a new distributor or dealer in a timely manner or at all. In addition, any such new relationship may take time to develop and may not be as favorable to us as the relationship it is replacing. The loss of, or a reduction in orders from, any significant distributor or dealer, may have a material adverse effect on our business, financial condition or results of operations.
An interruption of our production capability at one or more of our manufacturing facilities could adversely affect our business.
We manufacture our products at a limited number of manufacturing facilities, and we generally do not have redundant production capabilities that would enable us to shift production of a particular product rapidly to another facility in the event of a loss of one of or a portion of one of our manufacturing facilities. A catastrophic loss of the use of one or more of our manufacturing facilities due to global health pandemics, accident, fire, explosion, labor issues, tornado, other weather conditions, natural disasters, condemnation, cancellation or non-renewals of leases, cybersecurity breaches, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our production capabilities. In addition, unexpected failures, including, without limitation, as a result of power outages, cybersecurity breaches or similar disruptions outside of our control, of our equipment and machinery could result in production delays or the loss of raw materials or products in the equipment or machinery at the time of such failures. Any of these events could result in substantial revenue loss and repair costs. An interruption in our production capabilities could also require us to make substantial capital expenditures to replace damaged or destroyed facilities or equipment. There are a limited number of manufacturers that make some of the equipment we use in our manufacturing facilities, and we could experience significant delay in replacing manufacturing equipment necessary to resume production. An interruption in our production capability, particularly if it is of significant duration, could result in a permanent loss of customers who decide to seek alternate products.

Our business operations could be adversely affected by the loss of the services from members of our senior management team and other key employees.
Our success depends in part on the continued contributions of our senior management and other key employees. Our senior leadership team members have extensive sales and marketing, engineering, product development, manufacturing and finance backgrounds in our industry. This experience also includes specialized knowledge and expertise relating to the manufacturing and production of composite outdoor living products and recycled materials, a combination which may be particularly hard to replace. The loss of any member of our senior management team or other key employees in the future could significantly impede our ability to successfully implement our business strategy, financial plans, product development goals, marketing initiatives and other objectives. We do not carry key person insurance to mitigate the financial effect of losing the services of any member of our management team.
Acquisitions, divestitures or joint ventures we may pursue in the future may be unsuccessful.
We may consider the acquisition of other manufacturers or product lines of other businesses that either complement or expand our existing business, or may enter into joint ventures. For example, we have acquired a number of companies in our recent history, including with respect to both manufacturing operations and recycling initiatives. While we believe those acquisitions were successful in improving our business, we cannot assure you that we will be able to consummate any other acquisitions or joint ventures or that any future acquisitions or joint ventures will be able to be consummated at acceptable prices and on acceptable terms. Any future acquisitions or joint ventures we pursue may involve a number of risks, including, but not limited to, some or all of the following:
•	difficulty in identifying acceptable acquisition candidates;
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the inability to consummate acquisitions or joint ventures on favorable terms and to obtain adequate financing, which financing may not be available to us at times, in amounts or on terms acceptable to us, if at all;

•	the diversion of management’s attention from our core businesses;
•	the disruption of our ongoing business;
•	entry into sectors in which we have limited or no experience;
•	the inability to integrate our acquisitions or enter into joint ventures without substantial costs, delays or other problems;
•	unexpected liabilities for which we may not be adequately indemnified;
•	inability to enforce indemnification and non-compete agreements;
•	failing to successfully incorporate acquired product lines or brands into our business;
•	the failure of the acquired business or joint venture to perform as well as anticipated;
•	the failure to realize expected synergies and cost savings;
•	the loss of key employees or customers of the acquired business;
•	increasing demands on our operational systems and the potential inability to implement adequate internal controls covering an acquired business or joint venture;
•	any requirement that we make divestitures of operations or property in order to comply with applicable antitrust laws;
•	possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and
•	impairment of goodwill relating to an acquired business, which could reduce reported income.
In addition, acquisitions or joint ventures could result in significant increases in our outstanding indebtedness and debt service requirements or could involve the issuance of preferred stock or common stock that would be dilutive to existing stockholders. Incurring additional debt to fund an acquisition may result in higher debt service and a requirement to comply with financial and other covenants in addition to those contained in our Senior Secured Credit Facilities, including potential restrictions on future acquisitions and distributions. Funding an acquisition with our existing cash would reduce our liquidity. The terms of our existing and future debt agreements may limit the size and/or number of acquisitions we can pursue or our ability to enter into a joint venture.
We have also divested and may in the future divest certain assets or businesses that no longer fit with our strategic direction or growth targets. Divestitures also involve significant risks and uncertainties, including, without limitation:
•	inability to find potential buyers on favorable terms;
•	failure to effectively transfer liabilities, contracts, facilities and employees to buyers;
•	requirements that we retain or indemnify buyers against certain liabilities and obligations;
•	the possibility that we will become subject to third-party claims arising out of such divestiture;
•	challenges in identifying and separating the intellectual property, systems and data to be divested from the intellectual property, systems and data that we wish to retain;
•	inability to reduce fixed costs previously associated with the divested assets or business;
•	challenges in collecting the proceeds from any divestiture;
•	disruption of our ongoing business and distraction of management;
•	loss of key employees who leave us as a result of a divestiture; and
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if customers or partners of the divested business do not receive the same level of service from the new owners, or the new owners do not handle the customer data with the same level of care, our other businesses may be adversely affected, to the extent that these customers or partners also purchase other products offered by us or otherwise conduct business with our retained business.

Any of these risks could have a material adverse effect on our business, financial condition or results of operations.
We depend on third parties for transportation services, and the lack of availability of and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations.
Our business depends on the transportation of both finished goods to our distributors and other customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely on third parties for transportation of these items. The availability of these transportation services is subject to various risks, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards and interstate transportation regulations. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel. Any material delays and challenges, including increases to freight and shipping costs and our ability to secure sufficient quantities of flatbed trucks and railcars necessary for our operations, both with respect to our procurement of raw materials and our delivery of our products, may result in a material adverse effect on our business, financial condition or results of operations.
Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.
An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.
The competition for skilled manufacturing, sales and other personnel is often intense in the regions in which our manufacturing facilities are located. Regional labor shortages, increased turnover rates within our employee base, changes in work-life balance expectations, increases in the salaries and wages paid by competing employers, as a result of general macroeconomic factors or otherwise, each could lead to increased costs, such as increased overtime to meet demand and increased salaries and wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our manufacturing facilities and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability have unintended negative consequences, our business, financial condition and results of operations could be adversely affected.
We have identified material weaknesses in our internal control over financial reporting, and our management has concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report. If we fail to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our Class A common stock may decline.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, our management is required to report on, and our independent registered public accounting firm is required to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to determine the adequacy of our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation if a deficiency is identified. Annually, we perform activities that include reviewing, documenting, and testing our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with SOX. Any failure to achieve and maintain an effective internal control environment could result in materially misstated consolidated financial statements and a failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could result in significant expenses to remediate any internal control deficiency and lead to a decline in our stock price.
Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of September 30, 2024, and our management has concluded that our internal control over financial reporting was not effective as of September 30, 2024 due to the following material weaknesses:
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
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We did not have adequate oversight at certain of our locations to prevent misstatements caused by an employee (who is no longer employed by us) creating and concealing inaccurate and unsupported manual journal entries.

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We did not design and maintain effective controls related to the period-end reporting process, including controls over the business performance reviews, account reconciliations, journal entries, and maintaining appropriate segregation of duties.

The material weaknesses described above resulted in misstatements to inventory, cost of sales and related income tax accounts that resulted in the restatement of our financial statements for the Affected Periods (as defined in Item 9A included elsewhere in this Annual Report), or the Restatement. Additionally, each of the material weaknesses described above could result in misstatements of the aforementioned accounts or disclosures that would result in a material misstatement to the annual or interim Consolidated Finance Statements that would not be prevented or detected.
We are in the process of developing and implementing remediation plans to address our material weaknesses. While we believe these efforts are improving and will continue to improve our internal controls and address the root cause of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded, through testing, that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting. For more information related to our material weaknesses and their remediation, see “Item 9A—Controls and Procedures.”
If we are unable to collect accounts receivable from one or more of our significant distributors, dealers or other customers, our financial condition and operating results could suffer.
We extend credit to our distributors and, to a lesser extent, dealers and other customers, based on an evaluation of their financial condition, and we generally do not require collateral to secure these extensions of credit. The financial health of many of our customers is affected by changes in the economy and the cyclical nature of the building industry. The effects of elevated interest rates, reduced home prices and homeowner equity and prospective homebuyer purchasing power and any related economic downturn, recession or protracted or severe economic declines and cyclical downturns from other causes in the building industry may cause our customers to be unable to satisfy their payment obligations, including their debts to us. While we maintain allowances for credit losses, these allowances may not be adequate to provide for actual losses, and our financial condition and results of operation could be materially and adversely affected if our credit losses significantly exceed our estimates.
Subjective estimates and judgments used by management in the preparation of our financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact our financial condition and results of operations.
The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, including the accounting for rebates, warranties and recovery of goodwill. Due to the inherent uncertainty in making estimates, results reported in future periods may be affected by changes in estimates reflected in our financial statements for earlier periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. For example, we review our goodwill and other intangibles not subject to amortization for impairment annually, or when events or circumstances indicate that it is more likely than not that the fair value of a reporting unit could be lower than its carrying value. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or long-lived assets, which may require us to record a significant charge to earnings in our financial statements that could have a material adverse effect on our results of operations. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retrospectively. If the estimates and judgments we use in preparing our financial statements are subsequently found to be incorrect or if we are required to restate prior financial statements, our financial condition or results of operations could be significantly affected.
Our forecasts of market opportunity and market growth may prove to be inaccurate, and we cannot assure you our business will grow at rates similar to our overall markets, or at all.
Estimates and forecasts of market size and opportunity and of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts of the size of the markets that we may be able to address and the growth in these markets are subject to many assumptions and may prove to be inaccurate. Further, recent increases in interest rates, reduced home prices and homeowner equity and prospective homebuyer purchasing power have affected and may continue to materially affect the growth of our markets, and we cannot predict the extent to which those estimates will be affected. Further, we may not be able to address fully the markets that we believe we can address, and we cannot be sure that these markets will grow at historical rates or the rates we expect for the future. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, even if we are able to address the markets that we believe represent our market opportunity and even if these markets experience the growth we expect, we may not be able to grow our business at similar rates, or at all.

We may be subject to significant compliance costs as well as liabilities under environmental, health and safety laws and regulations, including climate- and climate change-related regulations, which could materially and adversely affect our business, financial condition and operations.
Our past and present operations, assets and products are subject to regulation by extensive environmental laws and regulations at the federal, state and local levels, including, but not limited to, permitting requirements. These laws regulate, among other things, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety and the impact of products on human health and safety and the environment. These laws and regulations often vary depending on the applicable governmental agency and the location where our activities are conducted. Under some of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Our facilities are located on sites that have been used for manufacturing activities for an extended period of time, which increases the possibility of contamination being present. Despite our compliance efforts, we may still face material liability, compliance costs, limitations on our operations or fines or penalties for violations of environmental, health and safety laws and regulations, including releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use. We may also face delays obtaining permits required for our operations, or the imposition of onerous conditions in any such permits, each of which could adversely affect our business, financial condition and operations.
In addition, climate change and new or revised rules and regulations related thereto, including regulations adopted by federal and state regulators with respect to greenhouse gas emissions, may impact our business in numerous ways. Climate change and its effects could lead to further increases in raw material prices or their reduced availability due to, for example, increased frequency and severity of extreme weather events and any supply chain disruptions resulting therefrom, and could cause increased incidence of disruption to the production and distribution of our products and an adverse impact on consumer demand and spending. In recent years, there have been significant legislative and regulatory developments on climate-related issues, including proposed, issued or implemented legislation and rulemakings that would require companies to assess and/or disclose climate metrics, risks, opportunities, policies and practices. For example, in March 2024, the SEC adopted climate-related disclosure rules that would require increased climate change-related disclosure in our periodic reports and other filings with the SEC, which rules have been stayed pending completion of judicial review. The State of California has also recently enacted laws and regulations regarding disclosure of climate-related risks and greenhouse gas emissions, each of which is expected to impose meaningful compliance burdens on in-scope companies. In addition, various governmental bodies and international organizations have proposed or adopted policies or requirements that seek to reduce the usage of plastics and plastic products, which could impact the availability of our raw materials, consumer sentiment regarding our products and our ability to effectively source waste for purposes of our recycling operations. The potential impact to us of these legislative and regulatory developments, including the potential impact to us as part of the value chain of our customers, suppliers and other business partners that are subject to current or future legislation or regulations in this area, is uncertain at this time. We are continuing to monitor and evaluate these impacts, although we expect that the emerging legal and regulatory requirements on climate-related issues will result in additional compliance and may require us to spend significant resources and divert management attention. We cannot be sure that we will be able to successfully adapt our operations in response to any climate-related changes or comply with any increased reporting or other obligations in a cost-effective manner, and our business, financial condition and results of operations could be materially and adversely affected.
Our business operations could suffer if we fail to adequately protect our intellectual property rights, and we may experience claims by third parties that we are violating their intellectual property rights.
We rely on trademark and service mark protection to protect our brands, and we have registered or applied to register many of these trademarks and service marks. In particular, we believe the AZEK and AZEK Exteriors brands, the TimberTech brand, the VERSATEX brand, the StruXure brand and the FULL-CIRCLE brand, including FULL-CIRCLE PVC Recycling and FULL-CIRCLE Recycling, are significant to the success of our business. In the event that our trademarks or service marks are successfully challenged and we lose the rights to use those trademarks or service marks, or if we fail to prevent others from using them (or similar marks), we could be forced to rebrand our products and programs, requiring us to devote resources to advertising and marketing new brands. In addition, we cannot be sure that any pending trademark or service mark applications will be granted or will not be challenged or opposed by third parties or that we will be able to enforce our trademark rights against counterfeiters.
We also rely on a combination of unpatented proprietary know-how and trade secrets, and to a lesser extent, patents to preserve our position in the market. Because of the importance of our proprietary know-how and trade secrets, we employ various methods to protect our intellectual property, such as entering into confidentiality agreements with third parties, and controlling access to, and distribution of, our proprietary information. We may not be able to deter current and former employees, contractors and other parties from breaching confidentiality obligations and misappropriating proprietary information. It is difficult for us to monitor unauthorized uses of our products and technology. Accordingly, these protections may not be adequate to prevent competitors from copying, imitating or reverse engineering our products or from developing and marketing products that are substantially equivalent to or superior to our own.
In addition, we have applied for patent protection relating to certain existing and proposed products, processes and services or aspects thereof. We cannot be sure that any of our pending patent applications will be granted or that any patents issued as a result of our patent applications will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage.
If third parties take actions that affect our rights or the value of our intellectual property or proprietary rights, or if we are unable to protect our intellectual property, including in response to developing artificial intelligence technologies, other companies may be able to offer competitive products at lower prices, and we may not be able to effectively compete against these companies. In addition, if any third party copies or imitates our products in a manner that affects customer or consumer perception of the quality of our products, or of engineered products generally, our reputation and sales could suffer whether or not these violate our intellectual property rights.
In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming to defend and could divert the time and attention of our management. An intellectual property claim against us that is successful could cause us to cease making or selling products that incorporate the disputed intellectual property, require us to redesign our products, which may not be feasible or cost effective, and require us to enter into costly royalty or licensing arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, certain material technology and know-how we use to manufacture our products is licensed to us rather than owned by us, and our license is subject to termination in the event of uncured material breach, among other reasons.
Any major disruption or failure of our or our customers' or suppliers' technology systems or our website, or our failure to successfully implement new technology effectively, could adversely affect our business and operations.
We rely on various technology systems, including information technology and operational technology systems, owned by us and third parties, to manage our operations, maintain books and records, record transactions, provide information to management and prepare our financial statements. In addition, we have made a significant investment in our website which we believe is critical for lead generation and is the primary forum through which we interact with end consumers. Further, our customers and our suppliers rely on similarly complex and potentially vulnerable technology systems, some of which may be the same as the systems we or other customers and suppliers rely on. A failure of our or our customers' or suppliers' technology systems or our website to operate as expected could disrupt our business and adversely affect our financial condition and results of operations. These systems and our website are vulnerable to damage from hardware failure; fire; power loss; data network and telecommunications failure; loss or corruption of data, cyber attacks and impacts of terrorism; natural disasters or other disasters. We may not have sufficient redundant operations to cover a loss or failure in a timely manner. In addition, the operation of these systems and our website are dependent upon third party technologies, systems and services, and support by third party vendors, and we cannot be sure that these third-party systems, services and support will continue to be available to us or our customers or suppliers without interruption. Any damage to such technology systems or website could cause interruptions to our operations that materially adversely affect our ability to meet customers’ requirements, resulting in an adverse impact to our business, financial condition and results of operations. Periodically, these systems and our website need to be expanded, updated or upgraded as our business needs change. We or our customers or suppliers may not be able to successfully implement changes to such technology systems and to our website without experiencing difficulties, which could require significant financial and human resources.
We face cybersecurity risks and risks arising from new regulations governing information security and privacy and may incur increasing costs in an effort to mitigate those risks.
The automated nature of our business and our reliance on digital technologies could make us a target for, and potentially vulnerable to, cybersecurity attacks, computer malware, computer viruses, social engineering (including phishing and ransomware attacks), general hacking, physical or electronic break-ins, or similar disruptions. In addition, our hybrid working environment may exacerbate these and other operational risks. The techniques used to obtain unauthorized, improper or illegal access to our systems, or to disable or degrade service or sabotage systems, are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. Attempts to gain access to our systems or facilities could occur through various means, including, among others, hacking into our or our vendors’ or consumers’ systems, or attempting to fraudulently induce our employees, partners, consumers or others into clicking on a malware link or disclosing usernames, passwords, or other sensitive information, which may in turn be used to access our technology systems. Such efforts may be state-sponsored and supported by significant financial and technological resources, making them even more difficult to detect and prevent. We may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative or remedial measures. We are also subject to the risk that cybersecurity attacks on, or other security incidents affecting, our vendors may adversely affect our business even if an attack or breach does not directly impact our systems. Due to the evolving nature of cybersecurity threats, the scope and impact of any incident cannot be predicted. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. While we have implemented measures to safeguard our systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cybersecurity attacks or security breaches that damage or interrupt access to information systems or networks, compromise confidential or otherwise protected information, destroy or corrupt data, or otherwise disrupt our operations which could have a material adverse effect on our business, financial condition and reputation.
In addition to the various technology systems we rely on to manage our operations, maintain books and records, record transactions, provide information to management and prepare our financial statements as described above, we utilize systems and websites that allow for the secure storage and transmission of our proprietary or confidential information and proprietary or confidential information regarding our customers, employees and others, including personal information. All of these systems, including those owned and operated by third parties, are also potential targets for cybersecurity attacks. Data security breaches can occur as a result of a breach by us or our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. In addition to our own databases, we use third-party service providers to store, process and transmit confidential or sensitive information on our behalf. A data security breach could occur in the future either at their location or within their systems that could affect our personal or confidential information. A data security breach may expose us to a risk of loss or misuse of this information, and could result in significant costs to us, which may include, among others, fines and penalties, costs related to remediation, potential costs and liabilities arising from governmental or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition and reputation.
The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements, which could cause us to incur substantial costs. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including, but not limited to, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, and various state laws relating to privacy and data security, including the California Consumer Privacy Act and the Illinois Personal Information Protection Act. Federal and state laws and regulations require notice of any data security breaches that involve personal information. These mandatory disclosures regarding a security breach are costly and often lead to widespread negative publicity, which may cause consumers to lose confidence in the effectiveness of our data security measures. We may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, and putting in place additional tools and devices designed to prevent security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents.
Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business. While we maintain insurance to mitigate our exposure to these risks, our insurance policies carry retention and coverage limits, which may not be adequate to reimburse us for losses caused by security breaches or other cybersecurity events, and we may not be able to collect fully, if at all, under these insurance policies.
Changes in trade policies, including the imposition of tariffs, could negatively impact our business, financial condition and results of operations.
We procure certain of the raw materials we use in the manufacturing of our products directly or indirectly from outside of the United States. The United States has implemented certain tariffs on steel and aluminum imported into the country. In October 2023, certain industry groups within the United States petitioned the U.S. government to impose additional tariffs on the importation of aluminum. We import both steel and aluminum from outside of the United States, including from certain countries that are currently subject to U.S.-based tariffs and may be subject to increased tariffs in the future. The imposition and continuation of tariffs and other potential changes in U.S. trade policy could increase the cost and/or limit the availability of raw materials, which could hurt our competitive position and adversely impact our business, financial condition and results of operations.
If we fail to implement our strategic initiatives related to the use of recycled materials, our business, financial condition and results of operations could be adversely affected.
We are dedicated to investing in and expanding our recycling capability in order to increase the use of reclaimed materials in our manufacturing processes. Our financial performance depends in part on our ability to successfully implement our strategic initiatives related to developing our recycling capabilities, increasing the recycle content of our products, and other cost savings measures. This strategy involves significant risks, including the risk that we are unable to meet our objectives with respect to recycle content and other recycle initiatives and our profitability may be negatively impacted as a result. In particular, the variability of our raw material sources can result in production issues causing a considerable reduction in our operating rates and yields, which may more than offset any savings we realize from the low purchase price of the materials. Our plants must convert our raw materials at high rates and net yields to generate the profit margins and cash flows necessary to achieve sustainable returns, and we may not produce a sustainable return on investment.
We may be unable to achieve our FULL-CIRCLE initiatives and the outcomes may not achieve the anticipated benefits or align with new regulations and stakeholders’ expectations.
We may, from time to time, communicate certain initiatives, targets, and goals regarding environmental matters, diversity, responsible sourcing and social investments and other similar matters. These initiatives, targets, and goals could be difficult and expensive to implement, and we could be criticized for our focus on them and the accuracy, adequacy, or completeness of the disclosure thereof. Further, statements about such initiatives, targets, and goals, and progress against them, may be based on standards, both internal and external, for measuring progress that are still developing, as well as assumptions, estimates and scenarios that are subject to change. For example, the methodologies, assumptions and estimates underlying our sustainability data, strategy and analysis (including those used to calculate greenhouse gas emissions) continue to develop and evolve, including because of regulatory, scientific, technological, methodological and other developments. In addition, certain information relating to or underlying our sustainability-related initiatives, targets and goals, as well as progress thereon, incorporates or otherwise relies on data provided to us by third parties, which may have been prepared or be presented in ways that are not consistent with our methodologies or practices. If our data, processes, and reporting related to such initiatives, targets, and goals are incomplete or inaccurate, or if we fail, or are perceived to fail, to achieve progress with respect to such targets or goals on a timely basis, or at all, our reputation, business, financial performance, and growth could be adversely affected.

Our use of artificial intelligence technologies may not be successful and may present business, compliance, and reputational risks.
We have begun implementing the use of certain artificial intelligence tools within our business. Artificial intelligence is an emerging technology, and we cannot be sure that our use of artificial intelligence will increase efficiency or provide any other benefits. Further, the use of artificial intelligence technologies could present certain risks. For example, the use of artificial intelligence has the potential to result in bias, miscalculations, data errors and other unintended consequences. Further, the use of artificial intelligence tools may unintentionally compromise confidential or sensitive information, put our intellectual property at risk, or subject us to claims related to data privacy management or intellectual property infringement. It is possible that the artificial intelligence tools we use may negatively affect our reputation, disrupt our operations, or have a material adverse impact on our financial results.
Many of our products must comply with local building codes and ordinances and failure of our products to comply with such codes and ordinances may have an adverse effect on our business.
Many of our products must comply with local building codes and ordinances. These codes and ordinances are subject to future government review and interpretation. If our products fail to comply with such local building codes or ordinances, our ability to market and sell such products would be impaired. Also, should these codes and ordinances be amended or expanded, or should new laws and regulations be enacted, we could incur additional costs or become subject to requirements or restrictions that require us to modify our products or adversely affect our ability to market and sell our products. Furthermore, failure of our products to comply with such codes or ordinances could subject us to negative publicity or damage our reputation.
Our insurance coverage may be inadequate to protect against the potential hazards incident to our business.
We maintain customary insurance policies for businesses of our type, including property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from interruptions in our production capability or product liability claims relating to the products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have increased in recent years, sometimes substantially, and may, in the future, increase further. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, our insurers could deny coverage for claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, our business, financial condition or results of operations could be materially adversely affected.
We are subject to litigation and legal proceedings and may be subject to additional litigation, arbitration or legal proceedings in the future.
From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, contract and employment claims, personal injury claims, product liability claims and warranty claims. The results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation. The results of any such litigation could have a material adverse impact on our business, financial condition, cash flows and results of operations.
Geopolitical unrest and armed conflicts may cause economic conditions in the United States or abroad to deteriorate and exacerbate certain risks we face.
The current conflicts in the Middle East and Russia/Ukraine have created substantial uncertainty in the global political and economic landscapes. While our manufacturing operations are all within North America and we have no operations in the Middle East, Russia or Ukraine, we continue to monitor and respond to any adverse impact that such events may have on the global economy in general, on our business and operations and on the businesses and operations of our suppliers and customers. For example, while we have no direct exposure to customers and vendors in Russia or Ukraine, we currently have and have had supplier relationships within Israel. While we do not currently expect a material adverse impact on our business or financial results, we are unable to fully predict the impact that current and future governmental actions and other events will have on the global economy, our industry or our business, financial condition, results of operations or cash flows. For example, these and similar conflicts have resulted in, and may in the future result in, increased inflation, escalating energy and commodity prices and constrained availability, and thus increasing costs, of raw materials and freight. Such conflicts and related events may also have the effect of heightening many of the other risks described in this Annual Report, such as those relating to our supply chain, volatility in prices of raw materials, scrap and other inputs, cybersecurity, demand for our products and market conditions, any of which could negatively affect our business, financial condition, results of operations or cash flows.
Risks Relating to Our Indebtedness
Our indebtedness could materially adversely affect our financial condition.
As of September 30, 2024, our total indebtedness was $440.0 million under our first lien credit facility, or the 2024 Term Loan Facility, and, as described below, we may incur more debt. Our indebtedness could have important consequences to the holders of our Class A common stock, including, without limitation, the following:
•	making it more difficult for us to satisfy our obligations with respect to other debt we may incur;
•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;
•
requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;
•
exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the 2024 Term Loan Facility and our revolving credit facility, or the 2024 Revolving Credit Facility, and, together, with the 2024 Term Loan Facility, the Senior Secured Credit Facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•	placing us at a disadvantage compared to other, less leveraged competitors; and
•	increasing our cost of borrowing.
In addition, the credit agreement that governs the Senior Secured Credit Facilities, or the Senior Secured Credit Agreement, contains restrictive covenants, including financial maintenance covenants, that may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.
The 2024 Term Loan Facility will mature on September 26, 2031, and the 2024 Revolving Credit Facility will mature on September 26, 2029. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We may not be able to obtain such financing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have a material adverse effect on us.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Senior Secured Credit Agreement restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our financial condition and results of operations.
If we cannot make scheduled payments on our debt, we will be in default, and the lenders under the Senior Secured Credit Facilities could accelerate the debt, terminate their commitments to loan money, and/or foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation.
We and our subsidiaries may be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described herein.
We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the Senior Secured Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. As of September 30, 2024, we had commitments available for borrowing under the 2024 Revolving Credit Facility of up to $372.8 million. In addition, we also have the option to incur incremental term loans under the 2024 Term Loan Facility and incremental revolving loan commitments under the 2024 Revolving Credit Facility in an amount that shall not exceed the sum of (i) the Fixed Incremental Amount, as defined in the Senior Secured Credit Agreement, and (ii) the Ratio Incremental Amount, as defined in the Senior Secured Credit Agreement, subject to certain other limitations and conditions set forth in the 2024 Term Loan Facility. All of those borrowings would be secured by first-priority liens on our property.
The terms of the Senior Secured Credit Agreement may restrict our current and future operations, including our ability to respond to changes or to take certain actions.
The Senior Secured Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness.” The restrictive covenants under the Senior Secured Credit Agreement include restrictions on our ability to:
•	incur additional indebtedness and guarantee indebtedness;
•	pay dividends or make other distributions or repurchase or redeem our capital stock;
•	prepay, redeem or repurchase junior debt;
•	issue certain preferred stock or similar equity securities;
•	make loans and investments;
•	sell assets or property, except in certain circumstances;
•	incur liens;
•	enter into transactions with affiliates;
•	modify or waive certain material agreements in a manner that is adverse in any material respect to the lenders;
•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•
make fundamental changes in our business, corporate structure or capital structure, including, among other things, entering into mergers, acquisitions, consolidations and other business combinations or selling all or substantially all of our assets.

As a result of these restrictions, we may be:
•	limited in how we conduct our business;
•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•	unable to grow in accordance with our strategy, compete effectively or to take advantage of new business opportunities.

A breach of the covenants or restrictions under the Senior Secured Credit Agreement could result in a default or an event of default. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Senior Secured Credit Agreement would permit the lenders under the 2024 Revolving Credit Facility to terminate all commitments to extend further credit under such facility. Furthermore, if we were unable to repay the amounts due and payable under the Senior Secured Credit Facilities, those lenders under each facility could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders were to accelerate the repayment of our indebtedness, we and our subsidiaries may not have sufficient assets to repay that indebtedness. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation.
We rely on available borrowings under the 2024 Revolving Credit Facility for cash to operate our business, and any inability to borrow may adversely affect our liquidity, financial position and results of operations.
In addition to cash we generate from our business, our principal existing source of cash is borrowings available under the 2024 Revolving Credit Facility. As of September 30, 2024, we had commitments under the 2024 Revolving Credit Facility of $375.0 million. There are limitations on our ability to incur the full $375.0 million of existing commitments under the 2024 Revolving Credit Facility. Any inability to borrow under the 2024 Revolving Credit Facility may adversely affect our liquidity, financial position and results of operations.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Borrowings under the Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. For example, the Board of Governors of the Federal Reserve System increased interest rates multiple times in 2023 in response to concerns about inflation, and it may raise interest rates again in the future. Based on amounts outstanding as of September 30, 2024, unhedged, each 100 basis point change in interest rates would result in a $1.4 million change in annual interest expense on our indebtedness under the Senior Secured Credit Facilities. We have and may continue to enter into agreements such as floating for fixed-rate interest rate swaps and or other hedging contracts in order to hedge against interest rate volatility associated with our Senior Secured Credit Facilities. For example, we have entered into $300 million of interest rate swaps against our 2024 Term Loan Facility, which was accruing interest at a rate based on SOFR, for fixed rates. However, we may not enter into additional interest rate swaps in the future and, even if we do enter into additional interest rate swaps, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness. Moreover, any swaps or other instruments we have entered into or may enter into may not fully mitigate our interest rate risk. In addition, these agreements expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.
Risks Relating to Ownership of Our Class A Common Stock
The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the price you paid and may lose all or part of your investment.
If you purchase shares of Class A common stock, you may not be able to resell those shares at or above the price you paid. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including, without limitation:
•	actual or anticipated fluctuations in our revenues or other operating results;
•	worsening of economic conditions in the United States and reduction in demand for our products;
•	increases in interest rates or changes in tax laws that make it more costly for consumers to finance home renovation or purchases;
•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
•
any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•
actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	additional shares of Class A common stock being sold into the market by us or our stockholders, or the anticipation of such sales;
•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;
•	loss of relationships with significant distributors, dealers or other customers;
•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;
•	difficulties in integrating any new acquisitions we may make;
•	loss of services from members of management or employees or difficulty in recruiting additional employees;
•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;
•	an active trading market in our Class A common stock not being maintained or our failure to satisfy the continued listing standards of the NYSE;
•	future issuances of our Class A common stock or other equity securities;
•	lawsuits threatened or filed against us, or events that negatively impact our reputation; and
•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.
In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.
Provisions in our certificate of incorporation and bylaws, could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.
Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. In particular, our certificate of incorporation and bylaws:
•
establish a classified board of directors so that not all members are elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors, provided that such classification will be phased out by 2025, such that, following our 2025 annual meeting of stockholders, all directors will be elected annually for one-year terms;

•	permit our board of directors to establish the number of directors and fill any vacancies (including vacancies resulting from an expansion in the size of our board of directors);
•	establish limitations on the removal of directors;
•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;
•	restrict the forum for certain litigation against us to Delaware;

•	provide that stockholders may not act by written consent, which requires stockholder action to be taken at an annual or special meeting of our stockholders;
•
prohibit stockholders from calling special meetings, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including with respect to the removal of directors;

•
prohibit us, except under specified circumstances and subject to specified exceptions, from engaging in a business combinations with any stockholders, or stockholders, who own or within the last three years has owned 15% of our voting stock; and

•
establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.
We are a holding company and rely on dividends, distributions, and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.
We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our direct and indirect subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity Outlook—Holding Company Status.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.
We cannot guarantee that our share repurchase program will be fully implemented or that it will enhance long-term stockholder value.
In June 2024, our Board of Directors approved a share repurchase program authorizing the repurchase of up to $600 million of our Class A common stock, in addition to the remaining available amount of approximately $76 million pursuant to the 2022 Share Repurchase Authorization. The repurchase program does not have an expiration date and we are not obligated to repurchase a specified number or dollar value of shares, on any particular timetable or at all. There can be no assurance that we will repurchase stock at favorable prices. The repurchase program may be suspended or terminated at any time and, even if fully implemented, may not enhance long-term stockholder value.
Item 1B.	Unresolved Staff Comments.
None.
Item 1C.	Cybersecurity.
Cybersecurity continues to be a particularly acute area of risk for companies of all sizes and in all industries, including us. Our management and board of directors recognize the importance of developing, implementing, and maintaining appropriate cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. Both management and our board of directors are actively involved in our enterprise risk management, and cybersecurity represents an important component of our overall approach to enterprise risk.
Cybersecurity Risk
While we have not experienced a material impact on our business strategy, results of operations or financial condition resulting from cybersecurity threats or previous cybersecurity incidents, such events have the potential to have a material adverse effect on our business strategy, results of operations and financial condition, including by damaging or interrupting access to our information systems or networks, compromising confidential or otherwise protected information, destroying or corrupting data, or otherwise disrupting our operations. Such events could also damage our reputation and our competitive position and could result in litigation with third parties, regulatory action, loss of business, potential liability and increased remediation costs, any of which could have a material adverse effect on our financial condition and results of operations. Such security breaches could also result in a violation of applicable U.S. and international privacy and other laws, which could have a material adverse effect on our business, results of operations and financial position.
We expect risks from cybersecurity threats, including, but not limited to, security breaches, viruses, malware, ransomware attacks, other cyber-attacks, or other similar threats, to continue as events of this nature become more sophisticated and potentially more frequent, and the techniques used in such attacks change rapidly.
Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, Risk Factors, which should be read in conjunction with the foregoing information.
Cybersecurity Risk Management and Strategy
We maintain a cybersecurity risk management program that is an important and integrated part of our enterprise risk management function and is designed to assess, identify, manage and protect our information systems and data from unauthorized access, use, disclosure, disruption, modification or destruction. Our program is based on applicable industry frameworks and standards, including those provided by the National Institute of Standards and Technology cybersecurity framework, or the NIST Framework. Our cybersecurity risk management process is integrated into our overall risk management process, and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other legal, compliance, strategic, operational and financial risk areas.
We deploy a number of safeguards and processes designed to identify cybersecurity risks and protect our information systems from cybersecurity threats. For example, we maintain data encryption, monitoring, data storage, identity / authentication controls, including two-factor authentication tools, and anti-malware and anti-virus solutions. Additionally, for providers of software-as-a-service and other services that hold or process our data, we review and assesses industry standard certifications provided by such third-party service providers. We perform periodic penetration tests to identify and address vulnerabilities and perform cyber simulations to practice our cybersecurity incident response procedures. We train employees on cybersecurity risks at least semi-annually and generate internal phishing campaigns to assess the effectiveness of the training. We also maintain written information technology and cybersecurity policies that are reviewed regularly and are available to employees on demand.
In addition to internal resources and expertise across our information technology, internal legal and compliance and internal audit teams, we use a variety of industry standard security products and consultants and other third-party service providers to inform our understanding of the threat landscape and to assist us with protecting our technology infrastructure and data. Such security products cover data security, application security, endpoint security, and other security functions. We utilize third-party service providers to assist with the construction and maintenance of such defense system, as well as for assistance with respect to threat identification, response and, if necessary, remediation. We also engage third-party cybersecurity experts to conduct tabletop exercises to enhance incident response preparedness.
To the extent cybersecurity risks are identified, they are responded to by our cybersecurity team. Cybersecurity incidents are managed, evaluated, investigated, and responded to in accordance with our documented Cyber Incident Response Plan.
Cybersecurity Governance
While management is responsible for our cybersecurity program and managing our cybersecurity risks, including our procedures and day-to-day operations, our audit committee oversees our enterprise risk assessment and management program, which includes oversight of cybersecurity risks. In performing its oversight responsibilities, our audit committee receives regular reports from, and meets with, our cybersecurity leaders at least semi-annually, to review our information technology and cybersecurity risk profile and to discuss our efforts to prevent, detect, mitigate, and remediate cybersecurity incidents. Our audit committee, in turn, regularly reports to the full board of directors regarding such oversight. When assessing audit committee membership, our board of directors considers each member’s information technology and cybersecurity expertise. Our Cyber Incident Response Plan includes protocols under which cyber-related incidents are required to be escalated to senior management and to the audit committee, with ongoing updates regarding any such incident until it has been addressed.
In addition to the above, we recently hired a Chief Digital and Technology Officer to oversee all aspects of our technology system infrastructure and processes and manage our team of internal information technology experts, including our Chief Information Officer. The Chief Digital and Technology Officer is supported by a management-level committee and an experienced cybersecurity team that support our processes to assess and manage cybersecurity risk. Each of our Chief Digital and Technology Officer and our Chief Information Officer has over 25 years of information technology experience, primarily in the manufacturing and consumer goods industries. Our Chief Information Officer also has a degree in Management Information Systems, and both our Chief Digital and Technology Officer and our Chief Information Officer have a Masters of Business Administration. We also currently engage a third-party consultant who reports directly to our Chief Information Officer and provides Chief Information Security Officer, or CISO, advisory services. This consultant has approximately 15 years of experience serving in cybersecurity leadership positions, including as a CISO at other U.S. publicly traded manufacturing companies.
Item 2.	Properties.
We own manufacturing properties throughout the United States. We also lease certain properties from third parties. We are headquartered in Chicago, Illinois and operate 15 manufacturing and recycling facilities in the United States. In alignment with our sustainability values, our Chicago corporate office is located in a 2019 LEED-Certified building. Our Residential segment products are produced primarily at our manufacturing facilities in Scranton, Pennsylvania; Wilmington, Ohio; Aliquippa, Pennsylvania; Boise, Idaho; Eagan, Minnesota; and Dahlonega, Georgia. Our Commercial segment products are produced primarily at our manufacturing facilities in Scranton, Pennsylvania.
The following table provides details of our principal physical properties as of September 30, 2024:

	Owned	Leased
Location	Square Feet	Square Feet
Scranton, PA	—	934,593
Wilmington, OH	500,000	272,002
Aliquippa, PA	236,600	—
Ashland, OH	—	200,344
Eagan, MN	—	92,958
Chicago, IL	—	25,722
Boise, ID	—	355,426
Dahlonega, GA	—	76,684

Item 3.	Legal Proceedings.
From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, contract and employment claims, personal injury claims, product liability claims and warranty claims. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation. For more information, see Note 18 “Commitments and Contingencies” to our Consolidated Financial Statements included elsewhere in this Annual Report.
Item 4.	Mine Safety Disclosures.
Not applicable.

PART II
Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.
Our Class A common stock has been listed on the New York Stock Exchange under the symbol “AZEK” since June 12, 2020. Prior to that date, there was no public market for our Class A common stock. No established public trading market exists for our Class B common stock.
Holders of Record
As of October 31, 2024, there were approximately 5 stockholders of record of our Class A common stock, although we believe there is a significantly larger number of beneficial owners whose shares are held in street name by brokers and other nominees. No shares of our Class B common stock are outstanding.
Issuer Purchases of Equity Securities
The following table provides information with respect to our purchases of our Class A common stock in the quarter ended September 30, 2024:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1), (2), (3), (4), (5)	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs(1), (2), (3), (4), (5)
July 1, 2024 - July 31, 2024	—	$—	—	$625,323,021
August 1, 2024 - August 31, 2024	1,756,629	40.55	1,756,629	557,110,157
September 1, 2024 - September 30, 2024	—	—	—	557,110,157
Total	1,756,629		1,756,629

(1)
On May 5, 2022, the Board of Directors authorized us to repurchase up to $400 million of our Class A common stock. On June 12, 2024, the Board of Directors authorized us to repurchase up to $600 million of our Class A common stock in addition to the then remaining approximately $76 million available pursuant to our prior authorization.

(2)
On June 17, 2024, we entered into a $50 million accelerated share repurchase agreement, or the June 2024 ASR, with Goldman Sachs & Co. LLC, or Goldman Sachs. Goldman Sachs delivered approximately 857,081 initial shares to us on June 18, 2024, based on the closing price of our Class A common stock of $46.67 on June 17, 2024. The total value of the initial shares represents 80% of the June 2024 ASR. Goldman Sachs terminated the June 2024 ASR on August 2, 2024 and delivered 308,629 additional shares to us on August 5, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by us pursuant to the June 2024 ASR was $42.89.

(3)
On August 13, 2024, we entered into a $50.0 million accelerated share repurchase agreement, or the August 2024 ASR, with JPMorgan Chase Bank, National Association, or JPMorgan. JPMorgan delivered 1 million initial shares to us on August 14, 2024, based on the closing price of our Class A common stock of $40.00 on August 13, 2024. The total value of the initial shares represents 80% of the August 2024 ASR. The final settlement will be based on the volume-weighted average price of our Class A common stock over the repurchase period, subject to certain adjustments. We expect to settle the August 2024 ASR in the first quarter of fiscal year 2025.

(4)	During the three months ended September 30, 2024, we also repurchased 448,000 shares of our Class A common stock on the open market for an approximately $17.7 million reacquisition cost
(5)	We recognized $0.7 million excise tax as reacquisition cost of share repurchases for the three months ended September 30, 2024.
See Note 13 in the Notes to Consolidated Financial Statements for additional information on Share Repurchase Program.
Dividends
We did not pay any dividends on our common stock during the years ended September 30, 2024 and 2023. We currently intend to retain earnings to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, capital expenditure requirements, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant.

Performance Graph
The following graph compares the cumulative total return on our Class A common stock since it began trading on the New York Stock Exchange on June 12, 2020 with the cumulative total return of the Russell 3000 Index and the S&P Composite 1500 Building Products Index. The graph assumes, in each case, an initial investment of $100 on June 12, 2020, based on the market price at the end of each month through and including September 30, 2024, and that all dividends paid by companies included in these indices have been reinvested. We did not pay any dividends during the period reflected in the graph.

Comparison of Cumulative Return for AZEK, Inc., Russell 3000 Index and S&P Composite 1500 Building Products Index
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S&P Composite 1500 Building Products Index

	Jun. 12, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sep. 30, 2021	Dec. 31, 2021	Mar. 31, 2022	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun.30, 2024	Sep. 30, 2024
The AZEK Company Inc.	$100.00	$117.35	$128.21	$141.62	$154.88	$156.39	$134.55	$170.31	$91.49	$61.66	$61.22	$74.84	$86.70	$111.57	$109.54	$140.88	$184.97	$155.17	$172.38
Russell 3000 Index	100.00	102.16	111.12	126.95	134.54	145.15	144.53	157.43	148.60	123.28	117.31	125.19	133.61	144.23	139.02	155.17	170.12	174.99	185.27
S&P Composite 1500 Building Products Index	100.00	103.85	125.90	142.65	166.16	180.29	174.68	206.96	162.82	135.22	137.47	156.11	166.89	193.49	188.68	221.86	253.51	245.58	290.05

The comparisons shown in the graph above are based on historical data, and are not indicative of, and are not intended to forecast, the potential future performance of our Class A common stock. The performance graph and other information furnished under this Part II Item 5 of this Annual Report shall not be deemed “soliciting material” or to be “filed” with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of The AZEK Company Inc. under the Securities Act of or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, unless we specifically incorporate it by reference into such filing.
Item 6.	[Reserved]

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with other sections of this Annual Report, including “Item 1. Business,” and our audited Consolidated Financial Statements and related Notes for the three years ended September 30, 2024, 2023 and 2022, included elsewhere in this Annual Report.
Forward-Looking Statements
This Annual Report contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding future operations are forward-looking statements. In some cases, forward looking statements may be identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if,” or the negative of these terms and similar expressions intended to identify forward-looking statements. In particular, statements about potential new products and product innovation, statements regarding the potential impact of climate change and extreme weather events or geopolitical conflicts, statements about the markets in which we operate and the economy more generally, including inflation and interest rates, growth of our various markets and growth in the use of engineered products as well as our ability to share in such growth, statements about our ability to source our raw materials in line with our expectations, future pricing for our products or our raw materials and our ability to successfully manage market and interest rate risks and control or reduce costs, statements with respect to our ability to meet future goals and targets, including our sustainability-related targets, goals and initiatives, statements about our material weaknesses and our plans to remediate such material weaknesses, statements about potential share repurchases, statements about our use of emerging technologies, including artificial intelligence, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in the Annual Report are forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” set forth in Part I, Item 1A of this Annual Report and in our other SEC filings. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report may not occur and actual results may differ materially and adversely from those anticipated or implied in the forward-looking statements. You should read this Annual Report with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
Overview
We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable outdoor living products, including TimberTech decking and railing, Versatex and AZEK Trim, and StruXure pergolas. Homeowners continue to invest in their homes and outdoor spaces and increasingly recognize the significant advantages of engineered, long-lasting products, which convert demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining beautiful aesthetics with lower maintenance as compared to traditional materials. Our innovative range of outdoor living and home exterior products, including decking, railing, exterior trim, siding, cladding, pergolas and cabanas and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. In addition to our leading suite of outdoor living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions. One of our core values is to “always do the right thing”. In furtherance of that value, we are focused on sustainability across our operations and have adopted strategies to enable us to meet the growing demand for environmentally-friendly products.
We report our results in two segments: Residential and Commercial. In our Residential segment, our primary consumer brands, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance, and diversity of style and design options. Our Commercial segment manufactures high-quality bathroom partitions and lockers and, prior to our divestiture of the Vycom business on November 1, 2023, it also manufactured engineered sheet products. Over our history we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science expertise and product management proficiency to consistently introduce new products into the market. This long-standing commitment has enabled us to stay at the forefront of evolving industry trends and consumer demands, which in turn has allowed us to become a leader across our core product categories.
Basis of Presentation
Our Consolidated Financial Statements in this Annual Report have been derived from our accounts and those of our wholly-owned subsidiaries. Our Consolidated Financial Statements are based on a fiscal year ending September 30.
In December 2021, we acquired StruXure Outdoor, LLC, and in August 2022, we acquired INTEX Millwork Solutions, LLC. The assets acquired and liabilities assumed in connection with these acquisitions were included in our consolidated balance sheet as of September 30, 2022 and in our consolidated statement of comprehensive income and statement of cash flow beginning from the effective date of the acquisition in December 2021 and August 2022, respectively. The results of operations of StruXure and INTEX are included in our Residential segment.
Secondary Offerings
During the three months ended June 30, 2023, we completed an offering of 16,100,000 shares of Class A common stock, par value $0.001 per share, including the exercise in full by the underwriter of its option to purchase up to 2,100,000 additional shares of Class A common stock. All of the shares were sold by certain stockholders to the underwriter at a price of $24.36 per share which the underwriter was then permitted to sell at variable prices to the public. We did not receive any of the proceeds from the sale of the shares by those stockholders. In connection with the offering, we incurred approximately $1.1 million in expenses. In connection with the secondary offering, we purchased from the underwriter 1,477,832 shares of its Class A common stock that were sold by the selling stockholders to the underwriter at a price per share of $24.36, which is equal to the price paid by the underwriter to the selling stockholders, representing an aggregate purchase price of approximately $36.0 million. The repurchase was made pursuant to our share repurchase program.
Key Factors Affecting Our Results of Operations
Our results of operations and financial condition are affected by the following factors, which reflect our operating philosophy and continued focus on driving material conversion to our low-maintenance, engineered products in each of our markets. We are unable to fully predict the impact that these factors may have on our industry or our business, financial condition, results of operations or cash flows. See also Part 1, Item 1A “Risk Factors” of and Part II, Item 7A “Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.
Volume of Products Sold
Our net sales depend primarily on the volume of products we sell during any given period, and volume is affected by the following items:
•
Economic conditions: Demand for our products is significantly affected by a number of economic factors impacting our customers and consumers. For example, demand for products sold by our Residential segment is driven primarily by home repair and remodeling activity and, to a lesser extent, new home construction activity. The residential repair and remodeling market depends in part on home equity financing, and accordingly, the level of equity in homes and prevailing interest rates affect consumers’ ability and willingness to obtain a home equity line of credit and engage in renovations that would result in purchases of our products. Demand for our products is also affected by overall interest rates, inflation levels, and the availability of credit, consumer confidence and spending, housing affordability, demographic trends, employment levels, changes to domestic and international trade, economic and monetary policies, geopolitical events and other macroeconomic factors that may influence the extent to which consumers engage in repair and remodeling projects to enhance the outdoor living spaces of their homes. Sales by our Commercial segment in institutional construction settings are also affected by the aforementioned factors as well as amounts available for expenditures in school construction and other public institutions, which depend in part on the availability of government funding and budgetary priorities. Changes in these and other economic conditions can impact the volume of our products sold during any given period.
•
Material conversion: We have continued to increase sales of our products through our focused efforts to drive material conversion and market penetration of our products. We believe that there is a long-term trend toward material conversion from traditional materials, such as wood, to the low-maintenance, engineered materials we produce. We believe that our products offer a compelling value proposition due to their enhanced durability and lower maintenance costs compared to products manufactured from traditional materials, and we anticipate that sales of our products will continue to benefit from material conversion. The success of our efforts to drive conversion during any given period will impact the volume of our products sold during that period.

•
Product innovation: We continue to develop and introduce innovative products to accelerate material conversion and expand our business. We believe that new products will enhance our ability to compete with traditional materials at a variety of price points, and we expect to continue to devote significant resources to developing innovative new products, including in response to, and in anticipation of, changes in consumer trends and preferences. The volume of our products sold during a given period will depend in part on our successfully introducing new products that generate additional demand as well as the extent to which new products may impact our sales of existing products.

•
Marketing and distribution: Demand for our products is influenced by our efforts to expand and enhance awareness of our premium brands and the benefits of our products as well as to drive continued material conversion. Within our Residential segment, we sell our products through a national network of more than 10,000 professional dealer locations and home improvement retail outlets through more than 170 distributor branch locations. This network provides extensive geographic coverage, enabling us to effectively serve contractors across the United States and Canada. Within our Commercial segment, we have sold our products through a widespread distribution network as well as directly to OEMs. Our customer-focused sales organization generates pull-through demand for our products by driving increased downstream engagement with consumers and key influencers such as architects, builders and contractors and by focusing on strengthening our relationships with them, in addition to dealers and growing our presence in retail outlets. Our volume of product sales in a given period will be impacted by our ability to raise awareness of our brands and products.

Pricing
In general, our pricing strategy is to price our products at a premium relative to competing materials based on the value proposition they provide, including lower maintenance and lifetime costs. Our pricing strategy differs between our two operating segments as follows:
•
Residential: Prices for our residential products are typically set annually, however, where warranted, repricing may occur more frequently when accounting for market dynamics, current and anticipated changes in input costs, and new product introductions by us or our competitors.

•	Commercial: Our partitions and lockers product lines are customized by order, and, therefore, these products are typically priced based on the nature of the particular specifications ordered.
Cost of Materials
Raw material costs, including costs of petrochemical resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum, represent a majority of our cost of sales. The cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general business conditions. We have long-standing relationships as well as guaranteed supply contracts with some of our key suppliers but, other than certain contracts with prices determined based on the current index price, we have no fixed-price contracts with any of our major vendors. Under our guaranteed supply contracts, the prices are either established annually based on a discount to the then-current market prices or, for purchase orders, based on market rates in effect when the orders become effective. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. During fiscal year 2022, we experienced significant increases in the cost of our raw materials due to factors such as global and domestic supply chain disruptions, extreme weather events, the conflict in Ukraine, elevated inflation levels and the ongoing direct and indirect effects of global health pandemics. While raw material prices have declined since fiscal year 2022, and even though we seek to mitigate the effects of increases in raw material costs by broadening our supplier base, increasing our use of recycled material and scrap, reducing waste and exploring options for material substitution without sacrificing quality, raw material prices and shortages of raw materials similar to what we experienced in fiscal year 2022 may reemerge from time to time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future.
Product Mix
We offer a wide variety of products across numerous product lines within our Residential and Commercial segments, and these products are sold at different prices, are composed of different materials and involve varying levels of manufacturing complexity. In any particular period, changes in the volume of particular products sold and the prices of those products relative to other products will impact our average selling price and our cost of sales. For example, the gross margins of our Residential segment have historically exceeded the gross margins of our Commercial segment. In addition to the impacts attributable to product mix as between the Residential and Commercial segments, our results of operations are impacted by the different margins associated with individual products. As we continue to introduce new products at varying price points to compete with products made with wood or other traditional materials across a wide range of prices, our overall gross margins may vary from period to period as a result of changes in product mix and different margins for our higher and lower price point offerings. We may choose to introduce new products with initially lower gross margins with the expectation that those margins will improve over time as we improve our manufacturing efficiency for those products. In addition, our product mix and our gross margins may be impacted by our marketing decisions in a particular period as well as the rebates and incentives that we may extend to our customers in a particular period. We also continue to seek to enhance our gross margins by improving manufacturing efficiency across our operations, including by investing in, and expanding, our recycling capabilities and implementing initiatives to more efficiently use scrap and to reduce waste. Our success in achieving margin improvements through these initiatives may vary due to changes in product mix as different products benefit to different degrees from these initiatives.
Seasonality
Although we generally have demand for our products throughout the year, our sales have historically experienced some seasonality. We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during the second fiscal quarter of the year. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in the second fiscal quarter relative to in other quarters. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduce the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of our bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

Acquisitions and Divestitures
Throughout our history, we have made select acquisitions, and we expect to continue to strategically pursue acquisitions to enhance our market position, supplement our product and technology portfolios and increase the diversity of our business. While we select acquisition targets that we think will eventually allow us to maintain or increase our gross and operating margins, acquisitions are often dilutive to margins initially and as we integrate the acquired companies into our overall business.
We may divest portions of our business to the extent we deem advantageous. Strategic divestitures can allow us to focus on the highest value portions of our business and provide additional cash to finance our capital allocation priorities, but divestitures also can be time consuming and distracting for management and disruptive to our employees.
On December 29, 2021, we acquired StruXure Outdoor, LLC, a Georgia limited liability company, or StruXure, for a total purchase price of approximately $84.1 million, subject to customary post-closing working capital adjustments. StruXure is located in Dahlonega, Georgia and manufactures customizable outdoor pergolas and cabanas. We funded the acquisition with cash on hand.
On August 1, 2022, we acquired INTEX Millwork Solutions, LLC, a New Jersey LLC, or INTEX, for a total purchase price of approximately $25.9 million, subject to customary post-closing working capital adjustments. INTEX is located in Mays Landing, New Jersey and manufactures high-quality railing solutions, column wraps, and pergolas. We funded the acquisition with cash on hand.
On November 1, 2023, we sold the Vycom business for net proceeds of approximately $131.8 million.
Results of Operations
The following tables summarize certain financial information relating to our operating results that have been derived from our audited Consolidated Financial Statements for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,			2024 - 2023 Variance		2023 - 2022 Variance
(U.S. dollars in thousands)	2024	2023	2022	$ Variance	% Variance	$ Variance	% Variance
Net sales	$1,441,448	$1,370,316	$1,355,586	$71,132	5.2%	$14,730	1.1%
Cost of sales	899,655	940,048	956,921	(40,393)	(4.3)%	(16,873)	(1.8)%
Gross profit	541,793	430,268	398,665	111,525	25.9%	31,603	7.9%
Selling, general and administrative expenses	327,770	305,162	279,889	22,608	7.4%	25,273	9.0%
Other general expenses	—	1,065	—	(1,065)	N/M%	1,065	N/M%
Loss on disposal of property, plant and equipment	1,934	249	496	1,685	676.7%	(247)	(49.8)%
Operating income	212,089	123,792	118,280	88,297	71.3%	5,512	4.7%
Interest expense, net	40,253	39,293	24,956	960	2.4%	14,337	57.4%
Gain on sale of business	(37,688)	—	—	(37,688)	N/M%	—	N/M%
Income tax expense	56,145	22,138	26,166	34,007	153.6%	(4,028)	(15.4)%
Net income	$153,379	$62,361	$67,158	$91,018	146.0%	$(4,797)	(7.1)%

“N/M” indicates the variance as a percentage is not meaningful.
Year Ended September 30, 2024, Compared with Year Ended September 30, 2023
Net Sales
Net sales for the year ended September 30, 2024 increased by $71.1 million, or 5.2%, to $1,441.4 million from $1,370.3 million for the year ended September 30, 2023. The increase was primarily due to higher sales volume in our Residential segment attributable to key growth initiatives, including channel expansion, new products and downstream sales and marketing investments, partially offset by the effect of the sale of the Vycom business in our Commercial segment. Net sales for the year ended September 30, 2024 increased for our Residential segment by 11.9% and decreased for our Commercial segment by 50.7%, in each case as compared to the prior year.

Cost of Sales
Cost of sales for the year ended September 30, 2024 decreased by $40.4 million, or 4.3%, to $899.7 million from $940.0 million for the year ended September 30, 2023, primarily due to lower raw material costs driven by certain commodity deflation and higher utilization of manufacturing capacity.
Gross Profit
Gross profit for the year ended September 30, 2024 increased by $111.5 million, or 25.9%, to $541.8 million from $430.3 million for the year ended September 30, 2023. Gross margin increased to 37.6% for the year ended September 30, 2024 compared to 31.4% for the year ended September 30, 2023. The increase in gross profit was driven by higher net sales, lower raw material costs, increased recycle usage and higher plant utilization.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $22.6 million, or 7.4%, to $327.8 million, or 22.7% of net sales, for the year ended September 30, 2024 from $305.2 million, or 22.3% of net sales, for the year ended September 30, 2023. The increase was primarily attributable to higher marketing expense, higher stock-based compensation and higher professional fees related to the Restatement, partially offset by lower depreciation expense.
Loss on disposal of property, plant and equipment
Loss on disposal of property, plant and equipment increased by $1.7 million to $1.9 million for the year ended September 30, 2024 from $0.2 million for the year ended September 30, 2023, primarily related to the removal of dispensable equipment resulting from a modification of our manufacturing process.
Other General Expenses
Other general expenses were $1.1 million during the year ended September 30, 2023, which related to our secondary offering in May 2023 as described in Note 13 to our unaudited Condensed Consolidated Financial Statements.
Interest Expense, net
Interest expense, net, increased by $1.0 million, or 2.4%, to $40.3 million for the year ended September 30, 2024 from $39.3 million for the year ended September 30, 2023. Interest expense, net increased due to refinancing fees related to our 2024 Term Loan Facility, higher interest rate on outstanding debt and lower capitalized interest, partially offset by higher interest income for the year ended September 30, 2024, when compared to the year ended September 30, 2023.
Gain On Sale Of Business
Gain on sale of business was $37.7 million for year ended September 30, 2024, which related to the divestiture of the Vycom business within the Commercial segment.
Income Tax Expense
Income tax expense increased by $34.0 million to $56.1 million for the year ended September 30, 2024 compared to $22.1 million for the year ended September 30, 2023. The increase in our income tax expense was primarily driven by higher pre-tax income as well as the gain from the sale of the Vycom business.
Net Income
Net income increased by $91.0 million to $153.4 million for the year ended September 30, 2024 compared to net income of $62.4 million for the year ended September 30, 2023, due to the factors described above.
Year Ended September 30, 2023, Compared with Year Ended September 30, 2022
Net Sales
Net sales for the year ended September 30, 2023 increased by $14.7 million, or 1.1%, to $1,370.3 million from $1,355.6 million for the year ended September 30, 2022. The increase was primarily due to positive pricing and a $37.3 million net sales contribution from recent acquisitions, partially offset by an approximately 5.3%

decline in volume as a result of the channel inventory reductions in the first part of the fiscal year to better calibrate channel inventory to historical average levels as discussed above. Net sales for the year ended September 30, 2023 increased for our Residential segment by 4.6% and decreased for our Commercial segment by 21.1%, in each case as compared to the prior year. Within our Commercial segment, net sales for the year ended September 30, 2023 decreased for Vycom by 29.4% and decreased for Scranton Products by 9.4% in each case as compared to the prior year.
Cost of Sales
Cost of sales for the year ended September 30, 2023 decreased by $16.9 million, or 1.8%, to $940.0 million from $956.9 million for the year ended September 30, 2022, primarily due to decreased costs on lower sales volumes and lower raw material costs driven by certain commodity deflation, partially offset by underutilization of manufacturing capacity.
Gross Profit
Gross profit for the year ended September 30, 2023 increased by $31.6 million, or 7.9%, to $430.3 million from $398.7 million for the year ended September 30, 2022. Gross margin increased to 31.4% for the year ended September 30, 2023 compared to 29.4% for the year ended September 30, 2022. The increase in gross profit was driven by positive pricing and lower raw material costs.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $25.3 million, or 9.0%, to $305.2 million, or 22.3% of net sales, for the year ended September 30, 2023 from $279.9 million, or 20.6% of net sales, for the year ended September 30, 2022. The increase was primarily attributable to higher employee-related expenses and marketing expenses, partially offset by lower acquisition costs.
Other General Expenses
Other general expenses were $1.1 million during the year ended September 30, 2023, which related to our secondary offering in May 2023.
Interest Expense, net
Interest expense, net, increased by $14.3 million, or 57.4%, to $39.3 million for the year ended September 30, 2023 from $25.0 million for the year ended September 30, 2022. Interest expense increased due to higher interest rate on outstanding debt and a higher average principal balance outstanding during the year ended September 30, 2023, when compared to the year ended September 30, 2022. The higher interest expense was partially offset by refinancing fees related to our 2022 Term Loan in the year ended September 30, 2022 and interest income.
Income Tax Expense
Income tax expense decreased by $4.0 million to $22.1 million for the year ended September 30, 2023 compared to $26.2 million for the year ended September 30, 2022. The decrease in our income tax expense was primarily driven by decreased state tax expense.
Net Income (Loss)
Net income decreased by $4.8 million to $62.4 million for the year ended September 30, 2023 compared to net income of $67.2 million for the year ended September 30, 2022, due to the factors described above.
Segment Results of Operations
We report our results in two segments: Residential and Commercial. The key segment measures used by our chief operating decision maker in deciding how to evaluate performance and allocate resources to each of the segments are Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin. Depending on certain circumstances, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin may be calculated differently, from time to time, than our Adjusted EBITDA and Adjusted EBITDA Margin, which are further discussed under the heading “Selected Consolidated Financial Data—Non-GAAP Financial Measures.” Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin represent measures of segment profit reported to our chief operating decision maker for the purpose of making decisions about allocating resources to a segment and assessing its performance and are determined as disclosed in our Consolidated Financial Statements included elsewhere in this Annual Report consistent with the requirements of the Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification, or ASC, 280. We define Segment Adjusted EBITDA as a segment’s net income (loss) before income tax (benefit) expense and by adding to or subtracting therefrom interest expense, net, depreciation and amortization, stock-based compensation costs, asset impairment and inventory revaluation costs, acquisition and divestiture costs, initial public offering costs and certain other items of expense and income. Segment Adjusted EBITDA Margin is equal to a segment’s Segment Adjusted EBITDA divided by such segment’s net sales.
Residential
The following table summarizes certain financial information relating to the Residential segment results that have been derived from our audited Consolidated Financial Statements for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,			2024 - 2023 Variance		2023 - 2022 Variance
(U.S. dollars in thousands)	2024	2023	2022	$ Variance	% Variance	$ Variance	% Variance
Net sales	$1,368,813	$1,222,866	$1,168,751	$145,947	11.9%	$54,115	4.6%
Segment Adjusted EBITDA(1)	365,273	252,830	250,130	112,443	44.5%	2,700	1.1%
Segment Adjusted EBITDA Margin	26.7%	20.7%	21.4%	N/A	N/A	N/A	N/A

(1)
Effective as of December 31, 2023, Residential segment Adjusted EBITDA includes all corporate expenses, such as selling, general and administrative costs related to our corporate offices, including payroll and other professional fees. The prior periods have been recast to reflect the change.

Net Sales
Net sales of the Residential segment for the year ended September 30, 2024 increased by $145.9 million, or 11.9%, to $1,368.8 million from $1,222.9 million for the year ended September 30, 2023. The increase was attributable to higher net sales related to our Deck, Rail & Accessories business, partially offset by slightly lower net sales related to our Exteriors business.
Net sales of the Residential segment for the year ended September 30, 2023 increased by $54.1 million, or 4.6%, to $1,222.9 million from $1,168.8 million for the year ended September 30, 2022. The increase was attributable to higher net sales related to our Deck, Rail & Accessories and Exteriors businesses. Acquisitions contributed $37.3 million of the increase in net sales for the year ended September 30, 2023.
Segment Adjusted EBITDA
Segment Adjusted EBITDA of the Residential segment for the year ended September 30, 2024 increased by $112.4 million, or 44.5% to $365.3 million from $252.8 million for the year ended September 30, 2023. The increase was mainly driven by lower raw material costs, higher plant utilization and higher net sales, partially offset by higher marketing and selling expenses.
Segment Adjusted EBITDA of the Residential segment for the year ended September 30, 2023 increased by $2.7 million, or 1.1% to $252.8 million from $250.1 million for the year ended September 30, 2022. The increase was mainly driven by positive pricing and lower raw material costs, mostly offset by higher selling, general and administrative expenses and underutilization of manufacturing capacity.

Commercial
The following table summarizes certain financial information relating to the Commercial segment results that have been derived from our audited Consolidated Financial Statements for the years ended September 30, 2024, 2023 and 2022.

	Years Ended September 30,			2024 - 2023 Variance		2023 - 2022 Variance
(U.S. dollars in thousands)	2024	2023	2022	$ Variance	% Variance	$ Variance	% Variance
Net sales	$72,635	$147,450	$186,835	$(74,815)	(50.7)%	$(39,385)	(21.1)%
Segment Adjusted EBITDA	14,068	31,008	40,255	(16,940)	(54.6)%	(9,247)	(23.0)%
Segment Adjusted EBITDA Margin	19.4%	21.0%	21.5%	N/A	N/A	N/A	N/A

Net Sales
Net sales of the Commercial segment for the year ended September 30, 2024 decreased by $74.8 million, or 50.7%, to $72.6 million from $147.5 million for the year ended September 30, 2023, primarily due to the sale of the Vycom business. Vycom net sales were $3.3 million for the year ended September 30, 2024 (prior to its divestment on November 1, 2023) compared to $77.1 million for the year ended September 30, 2023.
Net sales of the Commercial segment for the year ended September 30, 2023 decreased by $39.4 million, or 21.1%, to $147.5 million from $186.8 million for the year ended September 30, 2022. Net sales for the year ended September 30, 2023 decreased for Vycom by 29.4% and decreased for Scranton Products by 9.4% in each case as compared to the prior year. The decrease was attributable to lower net sales in the Vycom and Scranton Products businesses as some of our channel partners met demand partially through inventory drawdowns which negatively impacted net sales.
Segment Adjusted EBITDA
Segment Adjusted EBITDA of the Commercial segment was $14.1 million for the year ended September 30, 2024, compared to $31.0 million for the year ended September 30, 2023. The decrease was primarily driven by lower net sales due to the sale of the Vycom business, partially offset by lower material costs.
Segment Adjusted EBITDA of the Commercial segment was $31.0 million for the year ended September 30, 2023, compared to $40.3 million for the year ended September 30, 2022. The decrease was primarily driven by lower net sales and underutilization of manufacturing capacity partially offset by lower material costs.
Non-GAAP Financial Measures
To supplement our Consolidated Financial Statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP performance financial measures, as described below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance from management’s view and because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry. Our GAAP financial results include significant expenses that are not indicative of our ongoing operations as detailed in the tables below.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our Consolidated Financial Statements prepared and presented in accordance with GAAP.

	Years Ended September 30,
(U.S. dollars in thousands, except per share amounts)	2024	2023	2022
GAAP Financial Measures:
Gross Profit	$541,793	$430,268	$398,665
Gross Profit Margin	37.6%	31.4%	29.4%
Net Income	$153,379	$62,361	$67,158
Net Income Per Common Share - Diluted	$1.04	$0.41	$0.43
Net Profit Margin	10.6%	4.6%	5.0%
Net Cash Provided By Operating Activities	$224,479	$362,542	$105,835
Net Cash Provided By (Used In) Investing Activities	$49,139	$(88,504)	$(280,176)
Net Cash Provided By (Used In) Financing Activities	$(387,907)	$(116,541)	$44,622

	Years Ended September 30,
(U.S. dollars in thousands, except per share amounts)	2024	2023	2022
Non-GAAP Financial Measures:
Adjusted Gross Profit	$557,188	$448,564	$440,369
Adjusted Gross Profit Margin	38.7%	32.7%	32.5%
Adjusted Net Income	$176,929	$106,139	$141,201
Adjusted Diluted EPS	$1.20	$0.70	$0.91
Adjusted EBITDA	$379,341	$283,838	$290,385
Adjusted EBITDA Margin	26.3%	20.7%	21.4%
Free Cash Flow	$147,332	$273,997	$(65,103)

Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow
Beginning at December 31, 2023, we define Adjusted Gross Profit as gross profit before amortization, acquisition costs and certain other costs as described below. Prior to December 31, 2023, depreciation was also excluded from Adjusted Gross Profit. We believe that including depreciation expense in our Adjusted Gross Profit definition will result in easier comparability to our peers. Adjusted Gross Profit Margin is equal to Adjusted Gross Profit divided by net sales. Presentations of Adjusted Gross Profit and Adjusted Gross Profit Margin for prior periods have been recast to conform to the current period presentation for comparability. We define Adjusted Net Income as net income (loss) before amortization, stock-based compensation costs, acquisition and divestiture costs, initial public offering and secondary offering costs, capital structure transaction costs and certain other items of expense and income as described below. We define Adjusted Diluted EPS as Adjusted Net Income divided by weighted average common shares outstanding—diluted, to reflect the conversion or exercise, as applicable, of all outstanding shares of restricted stock awards, restricted stock units and options to purchase shares of our common stock. We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom items of expense and income as described below. Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. We believe Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that can vary from company to company depending on, among other things, its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. For example, we add back amortization and certain stock-based compensation costs when calculating Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income and Adjusted Diluted EPS because we do not consider them indicative of our core operating performance. We believe their exclusion, and the exclusion of certain other expenses as described herein, facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we believe that showing gross profit and net income, as adjusted to remove the impact of these expenses, is helpful to investors in assessing our gross profit and net income performance in a way that is similar to the way management assesses our performance. Additionally, EBITDA and EBITDA margin are common measures of operating performance in our industry, and we believe they facilitate operating comparisons. Our management also uses Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.
Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	These measures do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
•	These measures do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense or the cash requirements to pay our taxes;
•
Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude the expense of amortization of our assets, and Adjusted EBITDA and Adjusted EBITDA Margin also exclude the expense of depreciation of our assets, and, although these are non-cash expenses, the assets being depreciated or amortized may have to be replaced in the future;

•
Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude the expense associated with our equity compensation plan, although equity compensation has been, and will continue to be, an important part of our compensation strategy;

•
Adjusted Gross Profit, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude acquisition costs and other costs, each of which can affect our current and future cash requirements; and

•
Other companies in our industry may calculate Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, none of these metrics should be considered indicative of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.
In addition, we provide Free Cash Flow, which is a non-GAAP financial measure that we define as net cash provided by (used in) operating activities less purchases of property, plant and equipment. We believe Free Cash Flow is useful to investors as an important liquidity measure of the cash that is available to us after capital expenditures. Free Cash Flow is used by our management as a measure of our ability to generate and use cash, including in order to invest in future growth, fund acquisitions, return capital to our stockholders and repay indebtedness. Our use of Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results under GAAP. Some of these limitations are:
•
Free Cash Flow is not a substitute for net cash provided by (used in) operating activities, including because our capital expenditures as a manufacturing company can be significant and can vary from period to period;

•
Free Cash Flow does not reflect our future contractual commitments or mandatory debt repayments and accordingly does not represent residual cash flow available for discretionary expenditures or the total increase or decrease in our cash balance for a given period; and

•	Other companies in our industry may calculate Free Cash Flow differently than we do, limiting its usefulness as a comparative measure.

The following table presents reconciliations of the most comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures for the periods indicated:
Adjusted Gross Profit and Adjusted Gross Profit Margin Reconciliation

	Years Ended September 30,
(U.S. dollars in thousands)	2024	2023	2022
Gross profit	$541,793	$430,268	$398,665
Amortization(1)	15,126	18,162	20,525
Inventories(2)	—	—	19,297
Acquisition costs(3)	269	—	1,373
Other costs(4)	—	134	509
Adjusted Gross Profit	$557,188	$448,564	$440,369

Years Ended September 30,
	2024	2023	2022
Gross margin	37.6%	31.4%	29.4%
Amortization	1.1%	1.3%	1.6%
Inventories	— %	— %	1.4%
Acquisition costs	— %	— %	0.1%
Other costs	— %	— %	— %
Adjusted Gross Profit Margin	38.7%	32.7%	32.5%

(1)	Effective as of December 31, 2023, we revised the definition of Adjusted Gross Profit to no longer exclude depreciation expense. The prior periods have been recast to reflect the change.
(2)
During the fourth quarter of fiscal year 2022, we updated the process by which we estimate the value of our inventory. This included updating the assumptions that are used in determining and treating certain capitalized costs, primarily by incorporating the impacts of changes in the amount of recycled content introduced into our products.

(3)	Acquisition costs reflect inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition.
(4)	Other costs include reduction in workforce costs of $0.1 million and $0.5 million for fiscal years 2023 and 2022, respectively.
Adjusted Net Income and Adjusted Diluted EPS Reconciliation

	Years Ended September 30,
(U.S. dollars in thousands, except per share amounts)	2024	2023	2022
Net income	$153,379	$62,361	$67,158
Amortization	39,430	46,338	50,537
Stock-based compensation costs(1)	4,197	4,326	6,554
Acquisition and divestiture costs(2)	1,284	6,890	13,406
Gain on sale of business(3)	(37,688)	—	—
Secondary offering costs	—	1,065	—
Inventories(4)	—	—	19,297
Other costs(5)	11,091	843	2,764
Capital structure transaction costs(6)	5,494	—	5,112
Tax impact of adjustments(7)	(258)	(15,684)	(23,627)
Adjusted Net Income	$176,929	$106,139	$141,201

	Years Ended September 30,
	2024	2023	2022
Net income per common share — diluted	$1.04	$0.41	$0.43
Amortization	0.27	0.30	0.33
Stock-based compensation costs	0.03	0.03	0.05
Acquisition and divestiture costs	0.01	0.04	0.08
Gain on sale of business	(0.26)	—	—
Secondary offering costs	—	0.01	—
Inventories	—	—	0.12
Other costs	0.07	0.01	0.02
Capital structure transaction costs	0.04	—	0.03
Tax impact of adjustments	—	(0.10)	(0.15)
Adjusted Diluted EPS(8)	$1.20	$0.70	$0.91

(1)
Stock-based compensation costs reflect expenses related to our initial public offering. Expenses related to our recurring awards granted each fiscal year are excluded from the Adjusted Net Income reconciliation.

(2)
Acquisition and divestiture costs reflect costs directly related to completed acquisitions of $0.5 million, $3.9 million and $11.5 million for fiscal years 2024, 2023 and 2022, respectively, costs related to divestitures of $0.5 million, $3.0 million and $0.5 million for fiscal years 2024, 2023 and 2022, respectively, and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.3 million and $1.4 million for fiscal years 2024 and 2022.

(3)	Gain on sale of business relates to the sale of the Vycom business.
(4)
During the fourth quarter of fiscal year 2022, we updated the process by which we estimate the value of our inventory. This included updating the assumptions that are used in determining and treating certain capitalized costs, primarily by incorporating the impacts of changes in the amount of recycled content introduced into our products.

(5)
Other costs reflect costs related to the Restatement of $5.9 million for fiscal year 2024, costs related to removal of dispensable equipment resulting from a modification of the Company's manufacturing process of $2.4 million for fiscal year 2024, reduction in workforce costs of $0.3 million, $0.5 million and $1.6 million for fiscal years 2024, 2023 and 2022, respectively, costs for legal expenses of $1.8 million, $0.3 million and $0.9 million for fiscal years 2024, 2023 and 2022, respectively, other costs of $0.7 million and $0.2 million for fiscal years 2024 and 2022, costs related to an incentive plan and other ancillary expenses associated with the initial public offering of $0.1 million for fiscal year 2022.

(6)
Capital structure transaction costs include third party costs related to the Senior Secured Credit Facilities of $5.5 million for fiscal year 2024 and to the 2022 Term Loan Agreement of $5.1 million for fiscal year 2022.

(7)
Tax impact of adjustments, except for gain on sale of business, is based on applying a combined U.S. federal and state statutory tax rate of 26.5% for fiscal years 2024 and 2023 and 24.5% for fiscal year 2022. Tax impact of adjustment for gain on sale of business is based on applying a combined U.S. federal and state statutory tax rate of 42.1% for fiscal year 2024.

(8)	Weighted average common shares outstanding used in computing diluted net income per common share is 147,485,126, 150,849,896 and 154,517,843 shares for fiscal years 2024, 2023 and 2022, respectively.
Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Years Ended September 30,
(U.S. dollars in thousands)	2024	2023	2022
Net income	$153,379	$62,361	$67,158
Interest expense, net	40,253	39,293	24,956
Depreciation and amortization	129,042	132,544	118,533
Tax expense	56,145	22,138	26,166
Stock-based compensation costs	25,835	18,704	18,105
Acquisition and divestiture costs(1)	1,284	6,890	13,406
Gain on sale of business(2)	(37,688)	—	—
Secondary offering costs	—	1,065	—
Inventories(3)	—	—	19,297
Other costs(4)	11,091	843	2,764
Total adjustments	225,962	221,477	223,227
Adjusted EBITDA	$379,341	$283,838	$290,385

Years Ended September 30,
	2024	2023	2022
Net profit margin	10.6%	4.6%	5.0%
Interest expense, net	2.8%	2.9%	1.8%
Depreciation and amortization	8.9%	9.5%	8.8%
Tax expense	3.9%	1.6%	1.9%
Stock-based compensation costs	1.8%	1.4%	1.3%
Acquisition and divestiture costs	0.1%	0.5%	1.0%
Gain on sale of business	(2.6)%	— %	— %
Secondary offering costs	— %	0.1%	— %
Inventories	— %	— %	1.4%
Other costs	0.8%	0.1%	0.2%
Total adjustments	15.7%	16.1%	16.4%
Adjusted EBITDA Margin	26.3%	20.7%	21.4%

(1)
Acquisition and divestiture costs reflect costs directly related to completed acquisitions of $0.5 million, $3.9 million and $11.5 million for fiscal years 2024, 2023 and 2022, respectively, costs related to divestitures of $0.5 million, $3.0 million and $0.5 million for fiscal years 2024, 2023 and 2022, respectively, and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.3 million and $1.4 million for fiscal years 2024 and 2022.

(2)	Gain on sale of business relates to the sale of the Vycom business.
(3)
During the fourth quarter of fiscal year 2022, we updated the process by which we estimate the value of our inventory. This included updating the assumptions that are used in determining and treating certain capitalized costs, primarily by incorporating the impacts of changes in the amount of recycled content introduced into our products.

(4)
Other costs reflect costs related to the Restatement of $5.9 million for fiscal year 2024, costs related to removal of dispensable equipment resulting from a modification of the Company's manufacturing process of $2.4 million for fiscal year 2024, reduction in workforce costs of $0.3 million, $0.5 million and $1.6 million for fiscal years 2024, 2023 and 2022, respectively, costs for legal expenses of $1.8 million, $0.3 million and $0.9 million for fiscal years 2024, 2023 and 2022, respectively, other costs of $0.7 million and $0.2 million for fiscal years 2024 and 2022, costs related to an incentive plan and other ancillary expenses associated with the initial public offering of $0.1 million for fiscal year 2022.

Free Cash Flow Reconciliation

	Years Ended September 30,
(U.S. dollars in thousands)	2024	2023	2022
Net cash provided by operating activities	$224,479	$362,542	$105,835
Less: Purchases of property, plant and equipment	(77,147)	(88,545)	(170,938)
Free Cash Flow	$147,332	$273,997	$(65,103)
Net cash provided by (used in) investing activities	$49,139	$(88,504)	$(280,176)
Net cash provided by (used in) financing activities	$(387,907)	$(116,541)	$44,622

Liquidity and Capital Resources
Liquidity Outlook
Our primary cash needs are to fund working capital, capital expenditures, debt service, share repurchases and any acquisitions we may undertake. As of September 30, 2024, we had cash and cash equivalents of $164.0 million and total indebtedness of $440.0 million. The AZEK Group LLC, our direct, wholly owned subsidiary, had approximately $372.8 million available under our 2024 Revolving Credit Facility for future borrowings as of September 30, 2024.
We believe we will have adequate liquidity over the next 12 months to operate our business and to meet our cash requirements as a result of cash flows from operating activities, available cash balances and availability under our 2024 Revolving Credit Facility after consideration of our debt service and other cash requirements. In the longer term, our liquidity will depend on many factors, including our results of operations, our future growth, the timing and extent of our expenditures to develop new products and improve our manufacturing capabilities, the expansion of our sales and marketing activities and the extent to which we make acquisitions. Changes in our operating plans, material changes in anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional equity and/or debt financing in future periods.

Holding Company Status
We are a holding company and do not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or make other distributions to us.
The AZEK Group LLC is party to the Senior Secured Credit Facilities. The obligations under the Senior Secured Credit Facilities are secured by substantially all of our assets, subject to certain exceptions set forth in the Senior Secured Credit Agreement. The obligations under the Senior Secured Credit Facilities are guaranteed by The AZEK Company Inc. and the wholly owned domestic subsidiaries of The AZEK Group LLC other than certain immaterial subsidiaries and other excluded subsidiaries.
The Senior Secured Credit Facilities contain covenants restricting payments of dividends by The AZEK Group LLC unless certain conditions, as provided in the Senior Secured Credit Facilities, are met. The covenants under our Senior Secured Credit Facilities provide for certain exceptions for specific types of payments. However, other than restricted payments under the specified exceptions, the covenants under our 2024 Term Loan Agreement generally prohibit the payment of dividends unless the Total Net Leverage Ratio (as defined in the 2024 Term Loan Agreement) of The AZEK Group LLC, on a pro forma basis, is no greater than 3.75:1.00 and no event of default has occurred and is continuing.
Since the restricted net assets of the Company exceed 25% of our consolidated net assets, in accordance with Rule 12-04, Schedule 1 of Regulation S-X, refer to our Consolidated Financial Statements included elsewhere in this Annual Report for condensed parent company financial statements of the Company.
Cash Sources
We have historically relied on cash flows from operations generated by The AZEK Group LLC, borrowings under the credit facilities, issuances of notes and other forms of debt financing and capital contributions to fund our cash needs.
On September 26, 2024, our subsidiary, The AZEK Group LLC, Wells Fargo Bank, National Association, as administrative agent and collateral agent, or the Revolver Administrative Agent, and the lenders party thereto entered into the 2024 Revolving Credit Facility. The 2024 Revolving Credit Facility provides for maximum aggregate borrowings of up to $375.0 million, subject to our Total Net Leverage Ratio remaining below 4.00:1.00 and our Interest Coverage Ratio (as defined in the Senior Secured Credit Agreement) remaining below 3.00:1.00. As of September 30, 2024, The AZEK Group LLC had no outstanding borrowings under the 2024 Revolving Credit Facility and had $2.2 million of outstanding letters of credit held against the 2024 Revolving Credit Facility. As of September 30, 2023, The AZEK Group LLC had no outstanding borrowings under the prior revolving credit facility and had $2.8 million of outstanding letters of credit held against such revolving credit facility. As of September 30, 2024 and 2023, The AZEK Group LLC had approximately $372.8 million and $147.2 million, respectively available under revolving credit facilities in addition to cash and cash equivalents on hand of $164.0 million and $278.3 million, respectively.
Cash Uses
Our principal cash requirements have included working capital, capital expenditures, payments of principal and interest on our debt, share repurchases, and, if market conditions warrant, making select acquisitions. We may elect to use cash from operations, debt proceeds, equity or a combination thereof to finance future acquisition opportunities.

Cash Flows

	Years Ended September 30,			2024 - 2023 Variance		2023 - 2022 Variance
(U.S. dollars in thousands)	2024	2023	2022	$ Variance	% Variance	$ Variance	% Variance
Net cash provided by operating activities	$224,479	$362,542	$105,835	$(138,063)	(38.1)%	$256,707	242.6%
Net cash provided by (used in) investing activities	49,139	(88,504)	(280,176)	137,643	155.5%	191,672	68.4%
Net cash provided by (used in) financing activities	(387,907)	(116,541)	44,622	(271,366)	(232.9)%	(161,163)	(361.2)%
Net increase (decrease) in cash and cash equivalents	$(114,289)	$157,497	$(129,719)	$(271,786)	N/M	$287,216	N/M

“N/M” indicates the variance as a percentage is not meaningful.
Year Ended September 30, 2024, Compared with Year Ended September 30, 2023
Cash Provided by Operating Activities
Net cash provided by operating activities was $224.5 million and $362.5 million for the years ended September 30, 2024 and 2023, respectively. The $138.1 million decrease in cash provided by operating activities is primarily related to the increase in inventory and lower trade receivables, partially offset by increased profitability due to higher net sales and lower raw material costs.
Cash Provided by (Used in) Investing Activities
Net cash provided by (used in) investing activities was $49.1 million and $(88.5) million for the years ended September 30, 2024 and 2023, respectively. The $137.6 million increase in cash provided by investing activities is primarily related to net proceeds from the sale of the Vycom business during the year ended September 30, 2024.
Cash Provided by (Used in) Financing Activities
Net cash provided by (used in) financing activities was $(387.9) million and $(116.5) million for the years ended September 30, 2024 and 2023, respectively. Net cash provided by (used in) financing activities for the year ended September 30, 2023 consisted of $(115.5) million of treasury stock repurchases and $15.0 million of proceeds from the exercise of stock options, as compared to the year ended September 30, 2024, which primarily consisted of $(242.5) million of treasury stock repurchases, $(155.1) million of debt repayment and $20.9 million of proceeds from the exercise of stock options.
Year Ended September 30, 2023, Compared with Year Ended September 30, 2022
Cash Provided by Operating Activities
Net cash provided by operating activities was $362.5 million and $105.8 million for the years ended September 30, 2023 and 2022, respectively. The $256.7 million increase in cash provided by operating activities is primarily related to the decrease in inventory and increased profitability due to positive pricing and lower raw material costs. During the first quarter of fiscal 2023, our channel partners met demand partially through inventory drawdowns causing us to lower production, which resulted in a decrease in inventory at September 30, 2023 as compared to September 30, 2022, while inventory levels at September 30, 2022 increased significantly from those at September 30, 2021.
Cash Used in Investing Activities
Net cash used in investing activities was $88.5 million and $280.2 million for the years ended September 30, 2023 and 2022, respectively. The $191.7 million decrease in cash used in investing activities is primarily related to acquisitions completed during the year ended September 30, 2022 as well as purchases of property, plant and equipment returning to normalized levels during the year ended September 30, 2023, as compared to the year ended September 30, 2022 which included purchases of property, plant and equipment to support our expansion of capacity in our manufacturing facilities.

Cash Provided by (Used in) Financing Activities
Net cash provided by (used in) financing activities was $(116.5) million and $44.6 million for the years ended September 30, 2023 and 2022, respectively. Net cash provided by (used in) financing activities for the year ended September 30, 2022 consisted of cash received from the 2022 Term Loan Agreement of $595.5 million, repayments for the Term Loan Agreement of $(467.7) million and treasury stock repurchases of $(81.5) million, as compared to the year ended September 30, 2023, which primarily consisted of $(115.5) million of treasury stock repurchases and $15.0 million of proceeds from the exercise of stock options.
Share Repurchase Program
On May 5, 2022, the Board of Directors authorized us to repurchase up to $400 million of our Class A common stock, or the 2022 Share Repurchase Authorization. On June 12, 2024, the Board of Directors authorized us to repurchase up to $600 million of our Class A common stock, in addition to the then remaining approximately $76 million available pursuant to the 2022 Share Repurchase Authorization. We refer to this combined authorization as the Share Repurchase Program. The Share Repurchase Program allows us to repurchase our shares opportunistically from time to time. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, accelerated share repurchases or tender offers, some of which may be effected through Rule 10b5-1 plans, or a combination of the foregoing. The timing of repurchases will depend upon several factors, including market and business conditions, and repurchases may be discontinued at any time.
The table below summaries our repurchases of our Class A common stock during the year ended September 30, 2024, and 2023 (in thousands, except per share amount):

	Year Ended September 30,
	2024	2023
Total number of shares repurchased	5,866	4,152
Reacquisition cost(1), (2), (3), (4)	$244,828	$116,578
Average price per share	$40.03	$28.08

(1)
On August 13, 2024, we entered into a $50.0 million accelerated share repurchase agreement with JPMorgan. JPMorgan delivered 1 million initial shares to us on August 14, 2024, based on the closing price of our Class A common stock of $40.00 on August 13, 2024. The total value of the initial shares represents 80% of the August 2024 ASR. The final settlement will be based on the volume-weighted average price of our Class A common stock over the repurchase period, subject to certain adjustments. We expect to settle the August 2024 ASR in the first quarter of fiscal year 2025.

(2)
During the year ended September 30, 2024, we also repurchased 2,725,707 shares of its Class A common stock under a $100.0 million ASR which was settled in February 2024, 1,165,710 shares of our Class A common stock under a $50.0 million ASR which was settled in August 2024, and 974,718 shares of our Class A common stock on the open market for an approximately $42.9 million reacquistion cost.

(3)
Reacquisition cost in the year ended September 30, 2023 includes the $36.0 million repurchase from the underwriter upon the completion of the secondary offering discussed under “—Secondary Offerings”. The remaining repurchases in the year ended September 30, 2023 were made through open market transactions.

(4)	We recognized $2.3 million and $1.1 million excise tax as reacquisition cost of share repurchases for fiscal years 2024 and 2023.
As of September 30, 2024, we had approximately $557.1 million available for repurchases under the Share Repurchase Program.
See Note 13 in the Notes to Condensed Consolidated Financial Statements for additional information.
Availability under our Senior Secured Credit Facilities
On September 26, 2024, The AZEK Group LLC, entered into the Senior Secured Credit Agreement, a new $815.0 million senior credit agreement, consisting of the $440.0 million 2024 Term Loan Facility and the $375.0 million 2024 Revolving Credit Facility.
The 2024 Term Loan Facility will mature on September 26, 2031, subject to acceleration or prepayment. Commencing on March 31, 2025, the 2024 Term Loan Facility will amortize in equal quarterly installments of 0.25% of the aggregate principal amount of the loans outstanding, subject to reduction for certain prepayments. The 2024 Revolving Credit Facility will mature on September 26, 2029, and the 2024 Revolving Credit Facility will not amortize.

All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed jointly and severally by (i) The AZEK Company Inc., (ii) The AZEK Group LLC, or the Borrower and (iii) the wholly owned domestic subsidiaries of the Borrower, or the Guarantors. All future wholly-owned domestic subsidiaries of the Borrower will be required to guarantee the Senior Secured Credit Facilities, except to the extent such subsidiary is an immaterial subsidiary or an excluded subsidiary. The Senior Secured Credit Facilities are secured by a first priority security interest in the membership interests of the Borrower and substantially all of the present and future assets of the Borrower and the Guarantors named therein, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The interest rate applicable to loans under the 2024 Term Loan Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate plus ½ of 1.00%, (b) the Prime Rate and (c) the one-month Term SOFR plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.50% per annum, plus an applicable margin of 1.00% and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.50%, plus an applicable margin of 2.00%.
The interest rate applicable to loans under the 2024 Revolving Credit Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate plus ½ of 1.00%, (b) the Prime Rate and (c) the one-month Term SOFR plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.00% per annum, plus an applicable margin between 0.50% and 1.25%, depending on the Company's first lien net leverage ratio and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.00%, plus an applicable margin between 1.50% and 2.25%, depending on the first lien net leverage ratio.
The Senior Secured Credit Facilities may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than, (i) any breakage costs in connection with voluntary prepayments of Term SOFR Loans, and (ii) the Prepayment Premium, if applicable), subject to certain customary conditions. The Senior Secured Credit Facilities also require mandatory prepayments of loans under the Senior Secured Credit Facilities from the proceeds of certain debt issuances and certain asset dispositions (subject to certain reinvestment rights) and, commencing with the fiscal year ended September 30, 2025, a percentage of excess cash flow (subject to step-downs upon the Borrower achieving certain leverage ratios and other reductions in connection with other debt prepayments). The Senior Secured Credit Agreement contains affirmative covenants, negative covenants and financial maintenance covenants that are customary for facilities of this type. The Senior Secured Credit Facilities include customary events of default, including upon the occurrence of a change of control.
A “commitment fee” accrues on any unused portion of the commitments under the 2024 Revolving Credit Facility during the preceding three calendar month period. The commitment fee is determined based on the first lien net leverage ratio and can range from 20 basis points to 35 basis points.
The Borrower has the right to arrange for incremental term loans and revolving loan commitments, either through an incremental amendment to the Senior Secured Credit Agreement or through the incurrence of incremental equivalent debt, in each case, in an amount that shall not exceed the sum of (i) the Fixed Incremental Amount, as defined in the Senior Secured Credit Agreement, and (ii) the Ratio Incremental Amount, as defined in the Senior Secured Credit Agreement.
Restrictions on Dividends
The Senior Secured Credit Agreement restricts payments of dividends unless certain conditions, as provided in the Senior Secured Credit Agreement, are met.
Contingent Commitments
We have contractual commitments for purchases of certain minimum quantities of raw materials at index-based prices, and non-cancelable capital and operating leases, outstanding letters of credit and fixed asset purchase commitments. For a description of our contractual obligations and commitments, see Notes 8 “Debt”, 10 “Leases” and 18 “Commitments and Contingencies” to our Consolidated Financial Statements included elsewhere in this Annual Report.

Critical Accounting Policies, Estimates and Assumptions
A discussion of our significant accounting policies and significant accounting estimates and judgments is presented in the Summary of Significant Accounting Policies in the Notes to our Consolidated Financial Statements included elsewhere in this Annual Report. Throughout the preparation of the financial statements, we employ significant judgments in the application of accounting principles and methods. These judgments are primarily related to the assumptions used to arrive at various estimates. These significant accounting estimates and judgments include:
Revenue Recognition
Our Residential segment generates revenue from the sale of our innovative, low-maintenance, sustainable outdoor living and home exterior products, including decking, railing, trim, moulding, pergolas and accessories. Our Commercial segment generates revenue from the sale of sustainable low-maintenance privacy and storage solution products and highly engineered plastic sheet products.
We recognize revenues when control of the promised goods is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product we transfer to the customer is considered one performance obligation. We have elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, we do not consider shipping and handling activities as promised services to our customers.
Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. We do not engage in contracts greater than one year, and therefore do not have any incremental costs capitalized as of September 30, 2024 or September 30, 2023.
We may offer various sales incentive programs throughout the year. We estimate the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, we may offer a payment discount, if payments are received within 30 days. We estimate the payment discount that we determine will be taken by the customer based on prior history and using the most-likely-amount method of estimation. We believe the most-likely-amount method best predicts the amount of consideration to which we will be entitled. The payment discounts are also reflected as part of net revenue. The total amount of incentives was $143.8 million, $132.6 million and $105.8 million for the years ended September 30, 2024, 2023 and 2022, respectively.
Customer program costs and incentives, such as rebates are a common practice in our business. We incur customer program costs to promote sales of products and to maintain competitive pricing. Customer program costs and incentives include annual programs related to volume growth as well as certain product-specific incentives. The program costs are accounted for at the time the revenue is recognized in net sales. Management’s estimates are based on historical and projected experience for each type of program or customer and in consideration of product specific incentives. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations).
Goodwill
We account for goodwill as the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. We assign goodwill to four reporting units based on which reporting unit is expected to benefit from the business combination as of the acquisition date. We evaluate goodwill for impairment in the fourth quarter at the reporting unit level annually, or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below the carrying amount. Goodwill is considered to be impaired when the net book value of the reporting unit exceeds its estimated fair value. Our evaluation may begin with a qualitative assessment of the factors that could impact the significant inputs used to estimate fair value to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount or we may elect to bypass the qualitative assessment and proceed to a quantitative assessment to determine if goodwill is impaired. In quantitative impairment tests, we first compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is impaired and an impairment loss is recognized for the excess up to the amount of goodwill allocated to the reporting unit.
We measure fair value of the reporting units to which goodwill is allocated using an income based approach, a generally accepted valuation methodology, using relevant data available through and as of the impairment testing date. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The key assumptions and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, discount rates, perpetuity growth rates, future capital expenditures, and working capital requirements, among others, and a review with comparable market multiples for the industry segment as well as our historical operating trends. Any impairment is increased to encompass the income tax effects of any tax deductible goodwill on the carrying amount of the reporting unit, so that the after-tax impairment loss is equivalent to the amount by which the carrying value of the reporting unit exceeds its fair value.
Our annual impairment testing as of August 1, 2024 resulted in fair values of our reporting units and indefinite-lived intangible assets in excess of carrying values. No impairments were recorded during the year ended September 30, 2024.
Product Warranties
We provide product assurance warranties against certain defects to our customers based on standard terms and conditions for periods beginning as of the sale date and lasting from five years to a lifetime, depending on the product and subject to various limitations. We provide for the estimated cost of warranties by product line at the time revenue is recognized based on management’s judgment, considering such factors as cost per claim, historical experience, anticipated rates of claims, and other available information, including our stated warranty policies and procedures. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. Because warranty issues may surface later in the product life cycle, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles. The warranty obligation is reflected in other current and other non-current liabilities in the consolidated balance sheets.
Recently Adopted Accounting Pronouncements
On October 1, 2021, we adopted ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to general principles in Topic 740 and clarifying and amending existing guidance. The adoption of the standard did not have a material impact on our Consolidated Financial Statements.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires all public entities that are subject to segment reporting requirements to disclose additional information, including significant segment expenses and other segment items on an annual and interim basis. It also requires the disclosure of the title and the position of the chief operating decision maker and how the reported measures are used for making business decisions. This standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We intend to adopt the updated standard during the fiscal year beginning October 1, 2024. We do not expect the adoption of this standard will have a material impact on our disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard expands the disclosure requirements primarily on the rate reconciliation and income tax paid. For public entities, this standard is effective for annual reporting periods beginning after

December 15, 2024, with early adoption permitted. We intend to adopt the updated standard during the fiscal year beginning October 1, 2025. We do not expect the adoption of this standard will have a material impact on our disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. We are currently evaluating the impact the adoption of this standard will have on our disclosures.
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk.
Interest Rate Risk
We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate risk relates to the Senior Secured Credit Facilities. To meet our seasonal working capital needs, we borrow periodically on our variable rate revolving line of credit under the 2024 Revolving Credit Facility. As of September 30, 2024, we had $440.0 million outstanding under our 2024 Term Loan Facility and as of September 30, 2023, we had $594.0 million outstanding under the 2022 Term Loan Agreement, and no outstanding amounts under the Revolving Credit Facility at both dates. The 2024 Term Loan Facility and 2024 Revolving Credit Facility bear interest at variable rates. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. For example, the Board of Governors of the Federal Reserve System increased interest rates multiple times in 2022 and 2023 in response to concerns about inflation, and it may raise interest rates again in the future. An increase or decrease of 100 basis points in the floating rates on the amounts outstanding under the Senior Secured Credit Facilities, after giving effect to related derivatives, as of September 30, 2024, 2023 and 2022, would have increased or decreased, respectively, annual cash interest by approximately $1.4 million, $2.9 million and $3.0 million, respectively.
We have entered into and may continue to enter into, agreements such as floating for fixed-rate interest rate swaps and other hedging contracts in order to hedge against interest rate volatility associated with our Senior Secured Credit Facilities. For example, effective November 2022, we entered into interest rate swaps, which swapped interest at a rate based on SOFR on a notional amount of $300 million for a fixed rate. We do not intend or expect to enter into interest rate swaps or other derivative transactions for speculative purposes. In the future, in order to manage our interest rate risk, we may refinance our existing debt.
Credit Risk
As of September 30, 2024 and 2023, our cash and cash equivalents were maintained at major financial institutions in the United States, and our current deposits are likely in excess of insured limits. We believe these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to us.
Our accounts receivable primarily relate to revenue from the sale of products primarily to established distributors inside of the United States. To mitigate credit risk, ongoing credit evaluations of customers’ financial condition are performed. As of September 30, 2024, receivables from one customer represented 20.4% of gross trade receivables. As of September 30, 2023, receivables from one customer represented 17.2% of gross trade receivables.
Foreign Currency Risk
Substantially all of our business is currently conducted in U.S. dollars. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar as compared to other currencies would have a material effect on our operating results.
Inflation
Our cost of sales is subject to inflationary pressures and price fluctuations of the raw materials we use and other costs, including freight and labor costs. Global inflation increased during 2023, and geopolitical tensions and economic uncertainties exacerbated inflationary pressures, including causing increases in the prices for goods and services and exacerbating global supply chain disruptions, which have resulted in, and may again result in, shortages in materials and services and related issues. Historically, we have generally been able over time to offset, in whole or in part, the effects of inflation and price fluctuations through sales price increases and production efficiencies associated with technological enhancements and volume growth; however, we cannot reasonably estimate our ability to offset any increases in raw material prices or freight or labor costs or other inflationary pressures in the future. Such sustained inflationary pressures may have an adverse effect on our business, financial condition and results of operations if the selling prices of our products do not increase with these increased costs, or we cannot identify cost efficiencies.
Raw Materials
We rely upon the supply of certain raw materials in our production processes; however, we do not typically enter into fixed price contracts with our suppliers and currently have no fixed price contracts with our major vendors. The primary raw materials we use in the manufacture of our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. In addition, we utilize a variety of other additives including modifiers, TiO2 and pigments. The exposures associated with these costs are primarily managed through terms of the sales and by maintaining relationships with multiple vendors. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future. Other than short term supply contracts for resins with indexed based pricing and occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis.
The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. For example, the cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general business conditions.
Item 8.	Financial Statements and Supplementary Data.
The financial statements required by this Item are located beginning on page D-67 of this report.
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 9A.	Controls and Procedures.
This Item 9A includes information concerning the controls and controls evaluation referred to in the certifications of our Chief Executive Officer and Chief Financial Officer required by Rule 13a–14 of the Exchange Act included in this Annual Report as Exhibits 31.1 and 31.2.
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives.
Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2024 because of the material weaknesses in our internal control over financial reporting discussed below.
Notwithstanding the ineffective disclosure controls and procedures as a result of the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements in this Annual Report on Form 10-K present fairly, in all material respects, the Company’s financial position, results of operations and cash flows in accordance with GAAP.
Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2024, using the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of September 30, 2024, our internal control over financial reporting was not effective because of the material weaknesses discussed below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
As previously disclosed in Part II, Item 9A of Amendment No. 1 on Form 10-K/A to our Annual Report on form 10-K for the fiscal year ended September 30, 2023, we identified deficiencies that resulted in material weaknesses in our internal control over financial reporting. We did not have adequate oversight at certain of the Company's locations to prevent misstatements caused by an employee (who is no longer employed by the Company) creating and concealing inaccurate and unsupported manual journal entries. Additionally, we did not design and maintain effective controls related to the period-end reporting process, including controls over the business performance reviews, account reconciliations, journal entries, and maintaining appropriate segregation of duties.
The material weaknesses described above resulted in misstatements to inventory, cost of sales, and related income tax accounts that resulted in the restatement of our financial statements as of and for the fiscal years ended September 30, 2023, 2022 and 2021, each of the quarters within fiscal years ended September 30, 2023 and 2022 and the fiscal quarter ended December 31, 2023, or collectively, the Affected Periods.
Additionally, each of the material weaknesses described above could result in misstatements of the aforementioned accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of our internal control over financial reporting as of September 30, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page D-68.
Status of Management’s Remediation Efforts
As it relates to the material weaknesses that exist as of September 30, 2024, we are currently in the process of implementing our remediation plans and taking steps to address the root cause of the material weaknesses described above. During the three months ended September 30, 2024, we took the following remedial actions:
•	With the assistance from our external consultant, we have evaluated, redesigned and implemented certain internal controls impacted by the material weaknesses.
•	We have enhanced controls, both within our information technology environment and business process controls, to establish and maintain appropriate segregation of duties.
•	We have provided training over the execution and review of manual journal entry controls to all applicable employees of the Company.
•	In addition to our in-house training, we hired an external consultant to provide additional training to all applicable employees regarding prompt internal reporting of identified issues and concerns.
•	We have provided technical accounting training to individuals involved in the process to reconcile inventory on a monthly basis.
•	We have enhanced the design of the inventory reconciliation controls to standardize the review to improve the reliability of information used by accounting personnel.
•	We have enhanced our monitoring level controls to detect material and unusual variances in inventory account balances and cost of sales activity.
While we believe these efforts will improve our internal controls and address the root cause of the material weaknesses, such material weaknesses will not be remediated until we have concluded, through testing, that our controls are operating effectively for a sufficient period of time.
Changes in Internal Control over Financial Reporting
As described above, there were changes in our internal control over financial reporting during the three months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls and Procedures
Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.
Item 9B.	Other Information.
Rule 10b5-1 Trading Plans
Jesse Singh, our Chief Executive Officer and a member of our Board of Directors, entered into an equity trading plan on August 15, 2024. Mr. Singh’s plan provides for the sale of up to 180,000 shares of Class A common stock between December 16, 2024 and August 11, 2025 at various minimum prices. Mr. Singh’s trading plan was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and our policies regarding insider trading.
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.

PART III
Item 10.	Directors, Executive Officers and Corporate Governance.
The information required by this item will be included in our definitive proxy statement for our 2025 annual meeting of stockholders, or the Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.
Code of Ethics
We have adopted a Code of Ethics for Senior Officers applicable to our Chief Executive Officer and senior financial officers. In addition, we have adopted a Code of Conduct and Ethics for all officers, directors and employees. Our Code of Ethics for Senior Officers and Code of Conduct and Ethics are posted on our website at azekco.com on the Governance Documents page of the Investor Relations section of the website. We intend to disclose future amendments to certain provisions of our Code of Ethics for Senior Officers and our Code of Conduct and Ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions on our website.
Insider Trading Policy
We have adopted an Insider Trading Policy that governs the purchase, sale and/or other dispositions of our securities by us and by our directors, officers and employees, as well as their immediate family members and entities owned or controlled by them, and that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. A copy of our insider trading policy is filed as Exhibit 19 to this Annual Report.
Item 11.	Executive Compensation.
The information required by this item will be included in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
The information required by this item will be included in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.
Item 13.	Certain Relationships and Related Transactions, and Director Independence.
The information required by this item will be included in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.
Item 14.	Principal Accounting Fees and Services.
The information required by this item will be included in our definitive Proxy Statement, which will be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the 2024 fiscal year, and is herein incorporated by reference.

PART IV
Item 15.	Exhibits, Financial Statement Schedules.
(a)	List the following documents filed as a part of the report:
(1)	Financial statements: The financial statements and notes thereto annexed to this report beginning on page D-74.
(2)
Financial statement schedules: All schedules are omitted because they are either not applicable or the required information is disclosed in our audited consolidated financial statements or the accompanying notes.

(3)	Exhibits: The list of Exhibits filed as part of this Annual Report on Form 10-K is set forth on the Exhibit Index immediately preceding such Exhibits and is incorporated herein by this reference.
Item 16.	Form 10-K Summary
None.

Exhibit Index

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date	File No.
3.1	Second Restated Certificate of Incorporation of The AZEK Company Inc.	8-K	3.2	03/01/2023	001-39322
3.2	Amended and Restated Bylaws of The AZEK Company Inc.	10-Q	3.2	06/14/2024	001-39322
4.1	Registration Rights Agreement, by and among The AZEK Company Inc. and the other parties named therein	10-Q	4.2	08/14/2020	001-39322
4.2	Description of Registrant’s Securities	10-K	4.3	11/23/2021	001-39322
10.1	Credit Agreement, dated as of September 26, 2024, by and among The AZEK Company Inc., The AZEK Group LLC, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and collateral agent	8-K	10.1	09/27/2024	001-39322
10.2	Guarantee and Collateral Agreement, dated as of September 26, 2024, by and among The AZEK Company Inc., The AZEK Group LLC, each of the Subsidiaries identified therein and Wells Fargo Bank, National Association, as administrative agent and collateral agent	8-K	10.2	09/27/2024	001-39322
10.3†	Form of Indemnification Agreement	S-1	10.23	02/07/2020	333-236325
10.4†	Employment Agreement, dated as of May 26, 2016, by and between CPG International LLC and Jesse Singh	S-1	10.24	02/07/2020	333-236325
10.5†	Employment Offer Letter, dated as of September 20, 2017, by and between CPG International LLC and Jonathan Skelly	S-1	10.27	02/07/2020	333-236325
10.6†	Employment Agreement, dated as of July 14, 2021, by and between CPG International LLC and Peter Clifford	8-K	10.1	07/19/2021	001-39322
10.7†	Employment Offer Letter, dated as of September 14, 2021, by and between CPG International LLC and Samara Toole	10-Q	10.1	02/09/2023	001-39322
10.8†	Employment Offer Letter, dated as of December 12, 2020, by and between CPG International LLC and Morgan Walbridge	10-Q	10.2	02/09/2023	001-39322
10.9†	The AZEK Company Inc. 2020 Omnibus Incentive Compensation Plan	S-1	10.36	09/08/2020	333-248660
10.10†	Form of Restricted Stock Grant (Replacement Award for AOT Building Products, L.P. Profits Interests)	S-1	10.37	09/08/2020	333-248660
10.11†	Form of Nonqualified Stock Option Grant (Option Award for AOT Building Products, L.P. Profits Interests)	S-1	10.38	09/08/2020	333-248660
10.12†	Form of IPO Nonqualified Stock Option Award Agreement (Chair IPO Award)	S-1	10.39	09/08/2020	333-248660
10.13†	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors	10-K	10.20	11/23/2021	001-39322
10.14†	Form of Time-Based Restricted Stock Unit Award Agreement (Mr. Skelly IPO Award)	S-1	10.39	02/07/2020	333-236325
10.15†	Form of Time-Based Restricted Stock Unit Award Agreement (2022, 2023 and 2024 Awards)	10-K	10.24	11/23/2021	001-39322

Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date	File No.
10.16†	Form of Performance-Based Restricted Stock Unit Award Agreement (2022, 2023 and 2024 Awards)	10-K	10.21	11/29/2023	001-39322
10.17†	Form of Nonqualified Stock Option Award Agreement (2022, 2023 and 2024 Awards)	10-K	10.26	11/23/2021	001-39322
10.18†	Chairman IPO Award Letter Agreement, dated February 5, 2020, between CPG Newco LLC and Gary Hendrickson	S-1	10.41	02/07/2020	333-236325
10.19†	Key Employee Bonus Plan	10-K	10.31	11/23/2021	001-39322
10.20†	Form of Non-Employee Director Compensation Deferral Election Form	10-K	10.32	11/23/2021	001-39322
19*	Insider Trading Policy
21.1*	Subsidiaries of the Registrant
23*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Compensation Recovery Policy	10-K	97	11/29/2023	001-39322
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
†	Management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

The AZEK Company Inc.

Date: November 20, 2024	By:	/s/ Jesse Singh
Jesse Singh
Chief Executive Officer, President and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jesse Singh	Chief Executive Officer, President and Director (Principal Executive Officer)	November 20, 2024
Jesse Singh

/s/ Peter Clifford	Senior Vice President, Chief Operations Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 20, 2024
Peter Clifford

/s/ Gary Hendrickson	Chairman of the Board of Directors	November 20, 2024
Gary Hendrickson

/s/ Sallie B. Bailey	Director	November 20, 2024
Sallie B. Bailey

/s/ Pamela Edwards	Director	November 20, 2024
Pamela Edwards

/s/ Howard Heckes	Director	November 20, 2024
Howard Heckes

/s/ Vernon J. Nagel	Director	November 20, 2024
Vernon J. Nagel

/s/ Harmit Singh	Director	November 20, 2024
Harmit Singh

/s/ Brian Spaly	Director	November 20, 2024
Brian Spaly

/s/ Fiona Tan	Director	November 20, 2024
Fiona Tan

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of The AZEK Company Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of The AZEK Company Inc. and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of comprehensive income, of stockholders’ equity and of cash flows for each of the three years in the period ended September 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to inadequate oversight to prevent misstatements at certain of the Company’s locations and a lack of controls related to the period-end reporting process, including controls over the business performance reviews, account reconciliations, journal entries, and maintaining appropriate segregation of duties.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Inventory
As described in Notes 1 and 4 to the consolidated financial statements, inventory is valued at the lower of cost or net realizable value and is reduced for slow-moving and obsolete inventory. As of September 30, 2024 the Company’s inventory balance was $224 million. Inventory cost is recorded at standard cost, which approximates actual cost, on the first-in first-out basis (“FIFO”). The inventory standard costs are updated annually.
The principal consideration for our determination that performing procedures relating to inventory is a critical audit matter is a high degree of auditor effort in performing procedures related to inventory existence and accuracy.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the existence and accuracy of inventory, including controls over the adjustment of the perpetual inventory listings based on the results of physical inventory counts and the annual updates to standard costs. These procedures also included, among others (i) testing the existence of inventory by conducting physical inventory observations by performing sample test counts of inventory quantities at a sample of locations and assessing rollforward activity between the time of the inventory observations and September 30, 2024; and (ii) testing the accuracy of the cost of inventory for a sample of inventory items by obtaining third-party invoices and other supporting documents and testing that standard costs approximate FIFO through testing of capitalized variances.
/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
November 20, 2024

We have served as the Company’s auditor since 2010.

The AZEK Company Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars, except for share and per share amounts)

	As of September 30,
	2024	2023
ASSETS:
Current assets:
Cash and cash equivalents	$164,025	$278,314
Trade receivables, net of allowances	49,922	57,660
Inventories	223,682	195,600
Prepaid expenses	9,876	13,595
Other current assets	23,872	16,123
Total current assets	471,377	561,292
Property, plant and equipment, net	462,201	501,023
Goodwill	967,816	994,271
Intangible assets, net	154,518	199,497
Other assets	111,799	87,793
Total assets	$2,167,711	$2,343,876
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$57,909	$56,015
Accrued rebates	68,211	60,974
Current portion of long-term debt obligations	3,300	6,000
Accrued expenses and other liabilities	87,618	66,727
Total current liabilities	217,038	189,716
Deferred income taxes	42,342	59,509
Long-term debt — less current portion	429,668	580,265
Other non-current liabilities	121,798	104,073
Total liabilities	$810,846	$933,563
Commitments and contingencies (Note 18)
Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued and outstanding at September 30, 2024 and September 30, 2023, respectively	—	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 157,148,821 shares issued at September 30, 2024, and 155,967,736 issued at September 30, 2023	157	156
Class B common stock, $0.001 par value; 100,000,000 shares authorized, 0 and 100 shares issued and outstanding at September 30, 2024 and September 30, 2023, respectively	—	—
Additional paid-in capital	1,694,066	1,662,322
Retained earnings (accumulated deficit)	89,002	(64,377)
Accumulated other comprehensive income (loss)	(1,682)	1,878
Treasury stock, at cost, 14,134,558 shares at September 30, 2024 and 8,268,423 shares at September 30, 2023	(424,678)	(189,666)
Total stockholders’ equity	1,356,865	1,410,313
Total liabilities and stockholders’ equity	$2,167,711	$2,343,876

The accompanying notes are an integral part of these Consolidated Financial Statements.

The AZEK Company Inc.
Consolidated Statements of Comprehensive Income
(In thousands of U.S. dollars, except for share and per share amounts)

	Years Ended September 30,
	2024	2023	2022
Net sales	$1,441,448	$1,370,316	$1,355,586
Cost of sales	899,655	940,048	956,921
Gross profit	541,793	430,268	398,665
Selling, general and administrative expenses	327,770	305,162	279,889
Other general expenses	—	1,065	—
Loss on disposal of plant, property and equipment	1,934	249	496
Operating income	212,089	123,792	118,280
Other income and expenses:
Interest expense, net	40,253	39,293	24,956
Gain on sale of business	(37,688)	—	—
Total other expenses	2,565	39,293	24,956
Income before income taxes	209,524	84,499	93,324
Income tax expense	56,145	22,138	26,166
Net income	$153,379	$62,361	$67,158
Other comprehensive income (loss):
Unrealized gain (loss) due to change in fair value of derivatives, net of tax	$(3,560)	$1,878	$—
Total other comprehensive income (loss)	(3,560)	1,878	—
Comprehensive income	$149,819	$64,239	$67,158
Net income per common share:
Basic	$1.05	$0.42	$0.44
Diluted	$1.04	$0.41	$0.43
Weighted average shares used in calculating net income per common share:
Basic	145,618,173	150,162,256	153,510,110
Diluted	147,485,126	150,849,896	154,517,843

The accompanying notes are an integral part of these Consolidated Financial Statements.

The AZEK Company Inc.
Consolidated Statements of Stockholders’ Equity
(In thousands of U.S. dollars, except for share amounts)

	Common Stock				Treasury Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – September 30, 2021	154,866,313	$155	100	$—	—	$—	$1,615,236	$(193,896)	$—	$1,421,495
Net income	—	—	—	—	—	—	—	67,158	—	67,158
Stock-based compensation	—	—	—	—	—	—	17,971	—	—	17,971
Exercise of vested stock options	260,649	—	—	—	—	—	5,995	—	—	5,995
Cancellation of restricted stock awards	(16,425)	—	—	—	—	—	—	—	—	—
Issuance of common stock under employee stock plan, net of shares withheld for taxes	46,683	—	—	—	—	—	(429)	—	—	(429)
Treasury stock purchases	—	—	—	—	4,116,570	(73,088)	(8,395)	—	—	(81,483)
Balance – September 30, 2022	155,157,220	$155	100	$—	4,116,570	$(73,088)	$1,630,378	$(126,738)	$—	$1,430,707
Net income	—	—	—	—	—	—	—	62,361	—	62,361
Other comprehensive income	—	—	—	—	—	—	—	—	1,878	1,878
Stock-based compensation	—	—	—	—	—	—	18,518	—	—	18,518
Exercise of vested stock options	650,138	1	—	—	—	—	14,954	—	—	14,955
Cancellation of restricted stock awards	(19,306)	—	—	—	—	—	—	—	—	—
Issuance of common stock under employee stock plan, net of shares withheld for taxes	179,684	—	—	—	—	—	(1,528)	—	—	(1,528)
Treasury stock purchases	—	—	—	—	4,151,853	(116,578)	—	—	—	(116,578)
Balance – September 30, 2023	155,967,736	$156	100	$—	8,268,423	$(189,666)	$1,662,322	$(64,377)	$1,878	$1,410,313
Net income	—	—	—	—	—	—	—	153,379	—	153,379
Other comprehensive income	—	—	—	—	—	—	—	—	(3,560)	(3,560)
Stock-based compensation	—	—	—	—	—	—	25,923	—	—	25,923
Exercise of vested stock options	865,775	1	—	—	—	—	20,852	—	—	20,853
Issuance of common stock under employee stock plan, net of shares withheld for taxes	315,210	—	—	—	—	—	(5,214)	—	—	(5,214)
Conversion of Class B common stock into Class A common stock	100	—	(100)	—	—	$—	—	—	—	—
Treasury stock purchases	—	—	—	—	5,866,135	$(235,012)	(9,817)	—	—	(244,829)
Balance – September 30, 2024	157,148,821	$157	—	$—	14,134,558	$(424,678)	$1,694,066	$89,002	$(1,682)	$1,356,865

The accompanying notes are an integral part of these Consolidated Financial Statements.

The AZEK Company Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Years Ended September 30,
	2024	2023	2022
Operating activities:
Net income	$153,379	$62,361	$67,158
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Depreciation expense	89,612	86,206	67,996
Amortization expense	39,430	46,338	50,537
Non-cash interest expense	1,647	1,647	5,638
Non-cash lease expense	(91)	(251)	(275)
Deferred income tax expense (benefit)	(21,458)	(8,579)	23,394
Non-cash compensation expense	25,923	18,518	27,512
Loss on disposition of property, plant and equipment	1,934	2,220	496
Bad debt provision	(830)	731	290
Gain on sale of business	(37,688)	—	—
Loss on extinguishment of debt	715	—	—
Changes in operating assets and liabilities:
Trade receivables	6,272	31,768	(8,545)
Inventories	(47,536)	86,073	(86,804)
Prepaid expenses and other current assets	(7,932)	(848)	(10,598)
Accounts payable	(3,444)	22,596	(32,146)
Accrued expenses and interest	23,884	11,890	(1,345)
Other assets and liabilities	662	1,872	2,527
Net cash provided by operating activities	224,479	362,542	105,835
Investing activities:
Purchases of property, plant and equipment	(77,147)	(88,545)	(170,938)
Proceeds from sale of property, plant and equipment	474	202	649
Purchases of intangible assets	—	—	(1,500)
Divestiture, net of cash disposed	131,783	—	—
Acquisitions, net of cash acquired	(5,971)	(161)	(108,387)
Net cash provided by (used in) investing activities	49,139	(88,504)	(280,176)
Financing activities:
Proceeds under Revolving Credit Facility	—	25,000	40,000
Payments under Revolving Credit Facility	—	(25,000)	(40,000)
Payments of Term Loan Agreement	—	—	(467,654)
Proceeds from 2022 Term Loan Agreement	—	—	595,500
Payments on 2022 Term Loan Agreement	(594,000)	(6,000)	—
Payments of debt issuance costs related to 2022 Term Loan Agreement	—	—	(3,442)
Proceeds from 2024 Term Loan Facility	438,900	—	—
Payments of debt issuance costs related to 2024 Revolving Credit Facility	(2,997)	—	—
Repayments of finance lease obligations	(2,946)	(2,619)	(3,865)
Payments of INTEX contingent consideration	—	(5,850)	—
Exercise of vested stock options	20,852	14,954	5,995
Cash paid for shares withheld for taxes	(5,214)	(1,528)	(429)
Purchases of treasury stock	(242,502)	(115,498)	(81,483)
Net cash provided by (used in) financing activities	(387,907)	(116,541)	44,622
Net increase (decrease) in cash and cash equivalents	(114,289)	157,497	(129,719)
Cash and cash equivalents at beginning of period	278,314	120,817	250,536
Cash and cash equivalents at end of period	$164,025	$278,314	$120,817
Supplemental cash flow disclosure:
Cash paid for interest, net of amounts capitalized	$49,232	$46,010	$14,899
Cash paid for income taxes, net	87,867	34,480	10,549
Supplemental non-cash investing and financing disclosure:
Capital expenditures in accounts payable at end of period	$9,950	$7,703	$29,562
Right-of-use operating and finance lease assets obtained in exchange for lease liabilities	25,196	3,830	33,400

The accompanying notes are an integral part of these Consolidated Financial Statements.

The AZEK Company Inc.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, unless otherwise specified)
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a. Organization
The AZEK Company Inc. (the “Company”) is a Delaware corporation that holds all of the limited liability company interests in The AZEK Group LLC (f/k/a CPG International LLC), the entity which directly and indirectly holds all of the equity interests in the operating subsidiaries. The Company is an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable building products for residential, commercial and industrial markets. The Company’s products include decking, railing, trim, porch, moulding, pergolas, outdoor furniture, bathroom and locker systems, as well as extruded plastic sheet products and other non-fabricated products for special applications in industrial markets. The Company operates in various locations throughout the United States. The Company’s residential products are primarily branded under the brand names AZEK®, TimberTech®, VERSATEX®, ULTRALOX®, StruXure® and INTEX®, while the commercial products are branded under Scranton Products® brand names including Aria Partitions®, Eclipse Partitions®, Hiny Hiders® partitions, Tufftec Lockers® and Duralife Lockers®.
Secondary Offerings
During the three months ended June 30, 2023, the Company completed an offering of 16,100,000 shares of Class A common stock, par value $0.001 per share, including the exercise in full by the underwriter of its option to purchase up to 2,100,000 additional shares of Class A common stock, at a public offering price of $24.36 per share. The shares were sold by certain of the Company's stockholders. The Company did not receive any of the proceeds from the sale of the shares by those stockholders. In connection with the offering the Company incurred approximately $1.1 million in expenses.
In connection with the offering, the Company agreed to purchase from the underwriter 1,477,832 shares of its Class A common stock being sold by the selling stockholders to the underwriter at a price per share equal to the price being paid by the underwriter to the selling stockholders, resulting in an aggregate purchase price of approximately $36.0 million.
b. Summary of Significant Accounting Policies
Basis of Presentation
The Company operates on a fiscal year ending September 30. The accompanying Consolidated Financial Statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Consolidated Financial Statements include the assets, liabilities and results of operations of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.
The Company’s financial condition and results of operations are affected by a number of factors, including, but not limited to, the cost to manufacture and distribute products, cost of raw materials, inflation, consumer spending and preferences, interest rates, the impact of any supply chain disruptions, economic conditions, and/or any adverse effects from global health pandemics, geopolitical conflicts and other factors beyond the Company’s control. Management cannot predict the degree to, or the period over, which the Company may be affected by such factors.
Certain reclassifications have been made to prior year financial statements to conform to classifications used in the current year. These reclassifications had no impact on net income, stockholder’s equity or cash flows as previously reported.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognition, reserves for excess inventory, inventory obsolescence, inventory valuation, product warranties, customer rebates, stock-based compensation, litigation, income taxes, contingent consideration, goodwill and intangible asset valuation and accounting for long-lived assets. Management’s estimates and assumptions are evaluated on an ongoing basis and are based on historical experience, current conditions and available information. Actual results may differ from estimated amounts. Estimates are revised as additional information becomes available.
Seasonality
Although the Company generally has demand for its products throughout the year, its sales have historically experienced some seasonality. The Company has typically experienced higher levels of sales of its residential products in the second fiscal quarter of the year as a result of its “early buy” sales, which encourages dealers to stock its residential products. The Company has generally experienced lower levels of sales of residential products in the first fiscal quarter due to adverse weather conditions in certain markets during the winter season. Although its products can be installed year-round, weather conditions can impact the timing of the sales of certain products. In addition, the Company has experienced higher levels of sales of its bathroom partition products and its locker products during the second half of its fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.
Revenue Recognition
The Company sells its products to residential and commercial markets. The Company’s Residential segment principally generates revenue from the manufacture and sale of its premium, low-maintenance composite decking, railing, trim, moulding, pergolas and cabanas and accessories. The Company’s Commercial segment generates revenue from the sale of its partition and locker systems.
The Company recognizes revenues when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product the Company transfers to the customer is considered one performance obligation. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers. Shipping and handling costs billed to customers are recorded in net sales. The Company records all shipping and handling costs as “Cost of sales”.
Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. The Company does not engage in contracts greater than one year, and therefore does not have any incremental costs capitalized as of September 30, 2024 or September 30, 2023. The Company may offer various sales incentive programs throughout the year. It estimates the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, the Company may offer a payment discount, if payments are received within 30 days. The Company estimates the payment discount that it believes will be taken by the customer based on prior history and using the most-likely-amount method of estimation. The Company believes the most-likely-amount method best predicts the amount of consideration to which it will be entitled. The payment discounts are also reflected as part of net revenue. The total amount of incentives were $143.8 million, $132.6 million and $105.8 million for the years ended September 30, 2024, 2023 and 2022, respectively.
The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance.
Earnings Per Share
Basic net income per common share is computed based on the weighted average number of common shares outstanding. Diluted earnings per common share is calculated using the weighted average common shares outstanding, including the dilutive effect of stock-based awards as determined under the treasury stock method. In the computation of diluted earnings per common share, potentially dilutive stock-based awards are excluded if the effect of their inclusion is anti-dilutive. Refer to Note 16 for additional information.

Advertising Costs
Advertising costs primarily relate to trade publication advertisements, cooperative advertising, product brochures and samples. Such costs are expensed as incurred and are included in “Selling, general and administrative expenses” within the Consolidated Statements of Comprehensive Income. Total advertising expenses were approximately $76.3 million, $62.2 million and $52.5 million for the years ended September 30, 2024, 2023 and 2022, respectively.
Research and Development Costs
Research and development costs primarily relate to new product development, product claims support and manufacturing process improvements. Such costs are expensed as incurred and are included in “Selling, general and administrative expenses” within the Consolidated Statements of Comprehensive Income. Total research and development expenses were approximately $14.7 million, $9.2 million, and $9.5 million, for the years ended September 30, 2024, 2023 and 2022, respectively.
Cash and Cash Equivalents
The Company considers cash and highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates or equals fair value due to their short-term nature.
Concentrations and Credit Risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. As of September 30, 2024, cash and cash equivalents were maintained at major financial institutions in the United States, and current deposits are in excess of insured limits. The Company believes these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to the Company. The Company has not experienced any losses in such accounts.
Sales to certain Residential segment distributors accounted for 10% or more of the Company’s total net sales in 2024, 2023 and 2022 were as follows:

	Years Ended September 30,
	2024	2023	2022
Distributor A	18.5%	18.7%	19.3%

At September 30, 2024, receivables from one customer represented 20.4% of gross trade receivables. At September 30, 2023, receivables from one customers represented 17.2% of gross trade receivables.
For each year ended September 30, 2024, 2023 and 2022, approximately 12%, 17% and 16%, respectively, of the Company’s materials purchases were purchased from its largest supplier.
Allowance for losses
The Company routinely assesses the financial strength of its customers and believes that its trade receivables credit risk exposure is limited. The allowance for losses is our estimate of credit losses associated with trade receivables balances. An estimate of expected credit losses is recognized as a valuation allowance and adjusted each reporting period. The estimate is based on the current expected credit loss model and is determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history, as well as current economic conditions. Amounts are written-off if and when they are determined to be uncollectible.
Inventories
Inventories (mainly petrochemical resin in raw materials and finished goods), are valued at the lower of cost or net realizable value and are reduced for slow-moving and obsolete inventory. Management assesses the need for, and the amount of, obsolescence write-down based on customer demand of the item, the quantity of the item on hand and the length of time the item has been in inventory. Further, management also considers net realizable value in assessing inventory balances.

Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. The inventories cost is recorded at standard cost, which approximates actual cost, on the first-in first-out basis (“FIFO”).
During the fourth quarter of fiscal year 2022, the Company updated the process by which it estimates the value of its inventory. This included updating the assumptions that are used in determining and treating certain capitalized costs, primarily by incorporating the impacts of changes in the amount of recycled content introduced into the Company’s products since its last standard costing revaluation. The inventory standard costs have been updated annually using the same approach in fiscal years 2024 and 2023.
Vendor Rebates
Certain vendor rebates and incentives are earned by the Company only when specified levels of periodic purchases are achieved. These vendor rebates are recognized based on a systematic and rational allocation of the cash consideration offered in respect of each of the underlying transactions, provided the amounts are probable and reasonably estimable. The Company records the incentives as a reduction in the cost of inventory. The Company records such incentives during interim periods based on actual results achieved on a year-to-date basis and its expectation that purchase levels will be obtained to earn the rebate.
Customer Rebates
The Company offers rebates to customers based on total amounts purchased by each customer during each calendar year. The Company provides for the estimated cost of rebates at the time revenue is recognized based on rebate program rates and anticipated sales to each customer eligible for rebates and other available information. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. Refer to Note 2 for additional information.
Product Warranties
The Company provides product assurance warranties of various lengths and terms to certain customers based on standard terms and conditions. The Company provides for the estimated cost of warranties at the time revenue is recognized based on management’s judgment, considering such factors as cost per claim, historical experience, anticipated rates of claims, and other available information. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. Refer to Note 9 for additional information.
Property, Plant and Equipment, Net
Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation. Major additions and betterments are capitalized while repair and/or maintenance expenses are charged to operations when incurred. Construction in progress is also recorded at cost and includes capitalized interest, if material.
Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives of the assets:

Land improvements	10 years
Building and improvements	7-40 years
Manufacturing equipment	1-15 years
Office furniture and equipment	3-12 years
Vehicles	5 years
Computer equipment	3-7 years

Leasehold improvements are recorded at cost and depreciated over the standard life of the type of asset or the remaining life of the lease, whichever is shorter. Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the future minimum lease payments at the inception of the lease. For equipment held under capital leases, depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the leased assets or the related lease term and is included within depreciation expense.

PP&E is evaluated for impairment at the asset group level. If a triggering event suggests that a potential impairment has occurred, recoverability of these assets is assessed by evaluating whether or not future estimated undiscounted net cash flows are less than the carrying amount of the assets. If the estimated cash flows are less than the carrying amount, the assets are written down to their fair value through an impairment loss recognized as a non-cash component of “Operating income (loss)” within the Consolidated Statements of Comprehensive Income. The Company did not record an impairment charge for the years ended September 30, 2024, 2023 and 2022.
During the year ended September 30, 2024, 2023 and 2022, the Company recognized losses on disposal of fixed assets in the ordinary course of business of $1.9 million, $0.2 million and $0.5 million, respectively, the losses related to assets in the Residential segment. These losses are classified as “Loss on disposal of property, plant and equipment” in a separate caption within the Consolidated Statements of Comprehensive Income within “Operating income”.
Leases
Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate the present value represents our incremental borrowing rate and is calculated based on the treasury yield curve commensurate with the term of each lease, and a spread representative of our borrowing costs. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Leases may be classified as either operating leases or finance leases. We have made an accounting policy election to not include leases with an initial term of 12 months or less on the balance sheet. See Note 10—Leases for additional information.
Goodwill
The Company accounts for goodwill as the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. The Company assigns goodwill to reporting units based on which reporting unit is expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization; rather, the Company tests goodwill for impairment annually during the fourth fiscal quarter ended September 30 or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below the carrying amount. The impairment evaluation may begin with a qualitative assessment of the factors that could impact the significant inputs used to estimate fair value to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount or the Company may elect to bypass the qualitative assessment and proceed to a quantitative assessment to determine if goodwill is impaired. In quantitative impairment tests, if the estimated fair value of a reporting unit exceeds the carrying value, the Company considers that goodwill is not impaired. If the carrying value exceeds estimated fair value, there is an impairment of goodwill and an impairment loss is recorded. The Company calculates the impairment loss by comparing the fair value of the reporting unit less the carrying amount, including goodwill. Goodwill impairment would be limited to the carrying value of the goodwill.
In performing the quantitative test, the Company measures the fair value of the reporting units to which goodwill is allocated using an income-based approach, a generally accepted valuation methodology, and relevant data available through the testing date. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The key assumptions and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on internal Company forecasts, discount rates, perpetuity growth rates, future capital expenditures, and working capital requirements, among others, and a review of comparable market multiples for the industry segment as well as historical operating trends for the Company.
The Company completed the annual goodwill impairment tests as of August 1, 2024, 2023 and 2022, using a qualitative assessment for three of the reporting units and a quantitative assessment for one of the reporting units, a quantitative assessment for all six of the reporting units, and a qualitative assessment for five of the reporting units and a quantitative assessment for one of the reporting units, respectively. As a result of these respective annual assessments, the Company noted that the fair value of each reporting unit was determined to be in excess of the carrying value and as such, there were no impairment charges for the years ended September 30, 2024, 2023 and 2022. Refer to Note 6 for additional information.
Intangible Assets, Net
Amortizable intangible assets include proprietary knowledge, trademarks, customer relationships and other intangible assets. The Company does not have any indefinite lived intangible assets other than goodwill. The intangible assets are being amortized on an accelerated basis using the sum of the years’ digits method over their estimated useful lives, which range from 3 to 20 years, reflecting the pattern in which the economic benefits are consumed or otherwise used up. The Company evaluates whether events or circumstances have occurred that warrant a revision to the remaining useful lives of intangible assets. In cases where a revision is deemed appropriate, the remaining carrying amounts of the intangible assets are amortized over the revised remaining useful lives.
The Company evaluates amortizable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets or related asset group may not be fully recoverable.
If a triggering event suggests that a potential impairment has occurred, recoverability of these assets is assessed by evaluating the probability that future estimated undiscounted net cash flows will be less than the carrying amount of the long-lived assets. If the estimated cash flows are less than the carrying amount of the long-lived assets, the assets are written down to their fair value through an impairment loss recognized as a non-cash component of “Operating income (loss)”. The Company did not record an impairment charge for the years ended September 30, 2024, 2023 and 2022. Refer to Note 6 for additional information.
Deferred Financing Costs, Net
The Company has recorded deferred financing costs incurred in conjunction with its debt obligations. The Company amortizes debt issuance costs over the remaining life of the related debt using the straight-line method for the 2024 Revolving Credit Facility and the 2024 Term Loan Facility. Deferred financing costs, net of accumulated amortization, are presented as “Other assets” (non-current) in the Consolidated Balance Sheets, insofar as they relate to the 2024 Revolving Credit Facility. Deferred financing costs related to the 2024 Term Loan Facility are recorded as a reduction of “Long-term debt—less current portion” in the Consolidated Balance Sheets. Refer to Note 8 for additional information.
Stock-Based Compensation
The Company determines the expense for all employee stock-based compensation awards by estimating their fair value and recognizing such value as an expense, on a straight-line, ratable or cliff basis, depending on the award, in the Consolidated Financial Statements over the requisite service period in which employees earn the awards. The Company estimates the fair value for service-based awards granted to employees using the Black Scholes pricing model. The fair value of performance-based awards that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. The fair value of service-based awards that are expected to vest is recognized as compensation expense on either (1) straight-line basis or (2) graded vesting basis. The Company accounts for forfeitures as they occur.
To determine the fair value of a stock-based award using Black Scholes models, the Company makes assumptions regarding the risk-free interest rate, expected future volatility, expected dividend yield and performance period. The risk-free rate is based on the U.S. treasury yield curve in effect at the time of grant. The Company estimates the expected volatility of the share price by reviewing the estimated post-IPO volatility levels of its common stock in conjunction with the historical volatility levels of public companies that operate in similar industries or are similar in terms of stage of development or size and then projecting this information toward its future expected volatility. The Company exercises judgment in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies. Dividend yield is determined based on the Company’s future plans to pay dividends. The Company calculates the performance period based on the specific market condition to be achieved and derived from estimates of future performance. The Company calculates the expected term in years for each stock option using a simplified method based on the average of each option’s vesting term and original contractual term. The simplified method is used due to the lack of sufficient historical data available to provide a reasonable basis upon which to estimate the expected term of each stock option.
Refer to Note 14 for additional information.
Estimated Fair Value of Financial Instruments
The carrying amounts for the Company’s financial instruments classified as current assets and liabilities, including cash and cash equivalents, trade accounts receivable and accrued expenses and accounts payable, approximate fair value due to their short maturities.
Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1—Quoted prices in active markets for identical assets or liabilities.
Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
Refer to Note 11 for additional information.
Derivatives
The Company uses interest rate swap agreements to hedge its exposure to interest rate risk on its senior secured credit facilities. The Company designates derivatives that meet specific accounting criteria as qualifying hedges at inception. These criteria require the Company to have the expectation that the derivative will be highly effective at offsetting changes in the fair value or expected cash flows of the hedged exposure, both at inception of the hedging relationship and on an ongoing basis.
The Company recognizes all derivative instruments at fair value and classifies them on the balance sheet as either Other current assets, Other assets, Accrued expenses and other liabilities or Other non-current liabilities. The interest rate swap agreements are designated as cash flow hedges. For cash flow hedges, the Company records the effective portion of the change in fair value of the derivative as part of Accumulated other comprehensive income and recognizes those changes in earnings in the period the hedged transaction affects earnings. The Company recognizes any ineffective portion of the change in the fair value of the derivative immediately in earnings.
See Note 11 for additional information.
Income Taxes
Income taxes are provided on income reported for financial statement purposes, adjusted for permanent differences between financial statement reporting and income tax regulations. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the deferred tax assets or liabilities are expected to be realized or settled.
The realization of the net deferred tax assets is primarily dependent on estimated future taxable income. A change in the Company’s estimate of future taxable income may require an increase or decrease in the valuation allowance.
A liability for uncertain tax positions is recorded whenever management believes it is not more-likely than-not the position will be sustained on examination based solely on its technical merits. Interest and penalties related to underpayment of income taxes are classified as income tax expense. It is inherently difficult and subjective to estimate such amounts, as the Company has to determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, voluntary settlements and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.
Recently Adopted Accounting Pronouncements
On October 1, 2021, the Company adopted ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to general principles in Topic 740 and clarifying and amending existing guidance. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280) : Improvements to Reportable Segment Disclosures. This standard requires all public entities that are subject to segment reporting requirements to disclose additional information, including significant segment expenses and other segment items on an annual and interim basis. It also requires the disclosure of the title and the position of the chief operating decision maker and how the reported measures are used for making business decisions. This standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company intends to adopt the updated standard during the fiscal year beginning October 1, 2024. The Company does not expect the adoption of this standard will have a material impact on its disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard expands the disclosure requirements primarily on the rate reconciliation and income tax paid. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company intends to adopt the updated standard during the fiscal year beginning October 1, 2025. The Company does not expect the adoption of this standard will have a material impact on its disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard will have on our disclosure.
2. REVENUE
The Company sells its products to residential and commercial markets. The Company’s Residential segment principally generates revenue from the manufacture and sale of its premium, low-maintenance composite decking, railing, trim, moulding, pergolas and cabanas and accessories. The Company’s Commercial segment generates revenue from the sale of its partition and locker systems.
The Company recognizes revenues when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product the Company transfers to the customer is considered one performance obligation. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers.
Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. The Company may offer various sales incentive programs throughout the year. It estimates the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, the Company may offer a payment discount, if payments are received within thirty days. The Company estimates the payment discount that it believes will be taken by the customer based on prior history and using the most-likely-amount method of estimation. The Company believes the most-likely-amount method best predicts the amount of consideration to which it will be entitled. The payment discounts are also reflected as part of net revenue.
The Company also engages in customer rebates, which are recorded in “Net sales” in the Consolidated Statements of Comprehensive Income and in “Accrued rebates” and “Trade receivables” in the Consolidated Balance Sheets. The Company recorded accrued rebates of $68.2 million, $61.0 million and $50.5 million as of September 30, 2024, 2023 and 2022, respectively, and contra trade receivables of $6.6 million, $6.0 million and $6.1 million as of September 30, 2024, 2023 and 2022, respectively. The rebate activity was as follows (in thousands).

	As of September 30,
	2024	2023	2022
Beginning balance	$66,958	$56,542	$47,648
Rebate expense	118,320	106,762	88,057
Rebate payments	(110,482)	(96,346)	(79,163)
Ending balance	$74,796	$66,958	$56,542

The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance.
3. DIVESTITURE
On November 1, 2023, the Company completed the sale of its Vycom business within the Commercial segment for net proceeds of approximately $131.8 million. The divestiture allows the Company to focus on the highest value portions of its business and provides additional cash to finance its capital allocation priorities. The gain on sale of $37.7 million was recognized in “Gain on sale of business” within the Condensed Consolidated Statements of Comprehensive Income (Loss) for the year ended September 30, 2024. The Company did not report the sale in discontinued operations as it was not a strategic shift that would have a major effect on the Company's operations and financial results.
See Note 12 for more information on the Commercial segment.
4. INVENTORIES
Inventories are valued at the lower of cost or net realizable value, and are reduced for slow-moving and obsolete inventory. The inventories cost is recorded at standard cost, which approximates actual cost, on a first-in first-out (“FIFO”) basis. Inventories consisted of the following (in thousands):

	As of September 30,
	2024	2023
Raw materials	$52,370	$60,349
Work in process	25,650	33,240
Finished goods	145,662	102,011
Total inventories	$223,682	$195,600

5. PROPERTY, PLANT AND EQUIPMENT — NET
Property, plant and equipment — net consisted of the following (in thousands):

	As of September 30,
	2024	2023
Land and improvements	$3,209	$4,829
Buildings and improvements	115,828	129,191
Manufacturing equipment	668,044	631,594
Computer equipment	34,535	32,392
Furnitures and fixtures	7,996	7,290
Vehicles	2,375	1,087
Total property, plant and equipment	831,987	806,383
Construction in progress	59,006	87,348
	890,993	893,731
Accumulated depreciation	(428,792)	(392,708)
Total property, plant and equipment – net	$462,201	$501,023

Depreciation expense was approximately $84.4 million, $81.2 million and $64.5 million in the years ended September 30, 2024, 2023 and 2022, respectively. During the years ended September 30, 2024, 2023 and 2022, $0.6 million, $5.2 million and $5.6 million of interest was capitalized, respectively.
6. GOODWILL AND INTANGIBLE ASSETS — NET
Goodwill
Goodwill consisted of the following (in thousands):

	Residential	Commercial	Total
Goodwill before impairment as of September 30, 2023	$953,882	$72,589	$1,026,471
Accumulated impairment losses as of September 30, 2023	—	(32,200)	(32,200)
Goodwill, net as of September 30, 2023	$953,882	$40,389	$994,271
Divestiture
Goodwill disposal before impairment	$—	$(58,655)	$(58,655)
Accumulated impairment losses	—	32,200	32,200
Goodwill, net disposal	$—	$(26,455)	$(26,455)
Goodwill before impairment as of September 30, 2024	$953,882	$13,934	$967,816
Accumulated impairment losses as of September 30, 2024	—	—	—
Goodwill, net as of September 30, 2024	$953,882	$13,934	$967,816

Intangible assets, net
The Company does not have any indefinite lived intangible assets other than goodwill as of September 30, 2024 and 2023.
Finite-lived intangible assets consisted of the following (in thousands):

		As of September 30, 2024
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Propriety knowledge	10–15	$300,490	$(268,358)	$32,132
Trademarks	5–20	217,730	(167,015)	50,715
Customer relationships	12–19	156,452	(86,600)	69,852
Patents	9–10	8,500	(6,715)	1,785
Other intangible assets	3–15	4,076	(4,042)	34
Total intangible assets		$687,248	$(532,730)	$154,518

		As of September 30, 2023
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Propriety knowledge	10–15	$300,400	$(253,608)	$46,792
Trademarks	5–20	230,240	(164,759)	65,481
Customer relationships	12–19	176,852	(92,268)	84,584
Patents	9–10	8,500	(5,913)	2,587
Other intangible assets	3–15	4,076	(4,023)	53
Total intangible assets		$720,068	$(520,571)	$199,497

Amortization expense was approximately $39.4 million, $46.3 million and $50.5 million for the years September 30, 2024, 2023 and 2022, respectively. As of September 30, 2024, the remaining weighted average amortization period for acquired intangible assets was 10.6 years.
Amortization expense relating to these amortizable intangible assets as of September 30, 2024, is expected to be as follows (in thousands):

2025	$34,015
2026	28,698
2027	23,381
2028	18,064
2029	13,028
Thereafter	37,332
Total	$154,518

7. COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS
Allowance for Losses
Allowance for losses consisted of the following (in thousands):

	As of September 30,
	2024	2023	2022
Beginning balance	$1,773	$1,397	$1,109
Provision	(830)	731	290
Bad debt write-offs	—	(355)	(2)
Acquisition	$30	—	—
Divestiture	$(32)	—	—
Ending balance	$941	$1,773	$1,397

Accrued Expenses and Other Liabilities
Accrued expenses consisted of the following (in thousands):

	As of September 30,
	2024	2023
Employee related liabilities	$45,099	$34,313
Customer deposits	4,688	4,152
Professional fees	4,674	2,073
Lease liability operating	4,547	4,180
Warranty	4,311	3,556
Taxes	3,707	1,433
Lease liability finance	3,639	2,777

	As of September 30,
	2024	2023
Marketing	3,465	3,868
Utilities	2,810	2,141
Freight	2,209	1,242
Interest rate swaps	1,902	—
Construction in progress	1,355	2,863
Commissions	1,171	991
Other	4,041	3,138
Total accrued expenses and other current liabilities	$87,618	$66,727

8. DEBT
Debt consisted of the following (in thousands):

	As of September 30,
	2024	2023
2024 Term Loan due September 26, 2031 — SOFR + 2.00% (6.85% at September 30, 2024)	$440,000	$—
2022 Term Loan due April 28, 2029 — SOFR + 2.50% + 0.1% (7.92% at September 30, 2023)	—	594,000
2024 Revolving Credit Facility through September 26, 2029 - SOFR + 1.0% + 0.5%	—	—
Total	440,000	594,000
Less unamortized deferred financing fees	(3,065)	(3,996)
Less unamortized original issue discount	(3,967)	(3,739)
Less current portion	(3,300)	(6,000)
Long-term debt — less current portion and unamortized financing fees	$429,668	$580,265

As of September 30, 2024, the Company scheduled fiscal year debt payment on the 2024 Term Loan Facility as follows (in thousands):

2025	$3,300
2026	4,400
2027	4,400
2028	4,400
2029	4,400
Thereafter	419,100
Total	$440,000

Previous Credit Facilities
The term loan agreement, as amended and restated from time to time (the “Term Loan Agreement”), was a first lien term loan originally entered into on September 30, 2013 by the Company’s wholly-owned subsidiary, The AZEK Group LLC (as successor-in-interest to CPG Merger Sub LLC), as the initial borrower with a syndicate of lenders party thereto. On April 28, 2022, the obligations under the Term Loan Agreement were paid off in full and the Term Loan Agreement was terminated. On April 28, 2022, The AZEK Group LLC entered into a new $600.0 million first lien term loan credit agreement (the “2022 Term Loan Agreement”), the proceeds of which were applied, among other uses, to prepay the obligations of the Term Loan Agreement in full. On September 26, 2024, the obligations under the 2022 Term Loan Agreement were paid off in full and the 2022 Term Loan Agreement was terminated. On September 26, 2024, The AZEK Group LLC entered into a new $440.0 million first lien term loan facility (the “2024 Term Loan Facility”), the proceeds of which were applied, among other uses, to prepay the obligations of the 2022 Term Loan Agreement in full. As of September 30, 2023, The AZEK Group LLC had $594.0 million outstanding under the 2022 Term Loan Agreement.

In connection with the April 28, 2022 refinancing, the Company recognized $5.1 million in interest expense in the year ended September 30, 2022, of which $0.5 million is related to the write-off of unamortized debt discount and debt issuance costs and $4.6 million is related to third-party costs of debt modification. The Company incurred $4.5 million in lender fees which, together with $1.8 million in remaining unamortized debt discount and debt issuance costs and $3.4 million in third-party costs for new lenders, have been recorded as a reduction of long-term debt and are being amortized over the remaining contractual life of the 2022 Term Loan Agreement using the effective interest method.
As of September 30, 2023, unamortized deferred financing fees related to the 2022 Term Loan Agreement were $4.0 million.
The AZEK Group LLC had also entered into a revolving credit facility, as amended and restated from time to time (the “Revolving Credit Facility”), with certain of our direct and indirect subsidiaries and certain lenders party thereto. The Revolving Credit Facility provided for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base was limited to a set percentage of eligible accounts receivable and inventory, less reserves that may be established by the administrative agent and the collateral agent in the exercise of their reasonable credit judgment. On September 26, 2024, the Revolving Credit Facility was terminated. On September 26, 2024, the AZEK Group LLC entered into a new $375.0 million first lien revolving credit facility (the “2024 Revolving Credit Facility” and, together with the 2024 Term Loan Facility, the “Senior Secured Credit Facilities”).
The AZEK Group LLC had no outstanding borrowings under the Revolving Credit Facility as of September 30, 2023. In addition, The AZEK Group LLC had $2.8 million of outstanding letters of credit held against the Revolving Credit Facility as of September 30, 2023. The AZEK Group LLC had approximately $147.2 million available under the borrowing base for future borrowings as of September 30, 2023. The AZEK Group LLC also has the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions.
Deferred financing costs, net of accumulated amortization, related to the Revolving Credit Facility at September 30, 2023 were $0.7 million.
A “commitment fee” accrued on any unused portion of the commitments under the Revolving Credit Facility during the preceding three calendar month period. The commitment fees were $0.6 million million, $0.6 million and $0.5 million under the Revolving Credit Facility for the years ended September 30, 2024, 2023 and 2022, respectively.
Current Credit Facilities
On September 26, 2024, The AZEK Group LLC (the “Borrower”), entered into a senior credit agreement (the “Senior Secured Credit Agreement”), consisting of the Senior Secured Credit Facilities.
The 2024 Term Loan Facility will mature on September 26, 2031, subject to acceleration or prepayment. Commencing on March 31, 2025, the 2024 Term Loan Facility will amortize in equal quarterly installments of 0.25% of the aggregate principal amount of the loans outstanding, subject to reduction for certain prepayments. The 2024 Revolving Credit Facility will mature on September 26, 2029 and the 2024 Revolving Credit Facility will not amortize.
All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed jointly and severally by (i) the Company, (ii) the Borrower and (iii) the wholly owned domestic subsidiaries of the Borrower (the “Guarantors”). All future wholly-owned domestic subsidiaries of the Borrower will be required to guarantee the Senior Secured Credit Facilities, except to the extent such subsidiary is an immaterial subsidiary or an excluded subsidiary. The Senior Secured Credit Facilities are secured by a first priority security interest in the membership interests of the Borrower and substantially all of the present and future assets of the Borrower and the Guarantors named therein, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The interest rate applicable to loans under the 2024 Term Loan Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate plus ½ of 1.00%, (b) the Prime Rate and (c) the one-month Term SOFR plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.50% per annum, plus an applicable margin of 1.00% and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.50%, plus an applicable margin of 2.00%.

The interest rate applicable to loans under the 2024 Revolving Credit Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate plus ½ of 1.00%, (b) the Prime Rate and (c) the one-month Term SOFR plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.00% per annum, plus an applicable margin between 0.50% and 1.25%, depending on the Company's first lien net leverage ratio and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.00%, plus an applicable margin between 1.50% and 2.25%, depending on the first lien net leverage ratio.
The Senior Secured Credit Facilities may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than, (i) any breakage costs in connection with voluntary prepayments of Term SOFR Loans, and (ii) the Prepayment Premium, if applicable), subject to certain customary conditions. The Senior Secured Credit Agreement also requires mandatory prepayments of loans under the Senior Secured Credit Facilities from the proceeds of certain debt issuances and certain asset dispositions (subject to certain reinvestment rights) and, commencing with the fiscal year ended September 30, 2025, a percentage of excess cash flow (subject to step-downs upon Borrower achieving certain leverage ratios and other reductions in connection with other debt prepayments). The Senior Secured Credit Agreement contains affirmative covenants, negative covenants and financial maintenance covenants that are customary for agreements of this type. The Senior Secured Credit Agreement includes customary events of default, including upon the occurrence of a change of control.
As of September 30, 2024, The AZEK Group LLC had $440.0 million outstanding under the 2024 Term Loan Facility.
The AZEK Group LLC had no outstanding borrowings under the 2024 Revolving Credit Facility as of September 30, 2024. In addition, The AZEK Group LLC had $2.2 million of outstanding letters of credit held against the 2024 Revolving Credit Facility as of September 30, 2024. The AZEK Group LLC had approximately $372.8 million available under the 2024 Revolving Credit Facility for future borrowings as of September 30, 2024.
In connection with the September 26, 2024 refinancing, the Company recognized $5.5 million in interest expense in the year ended September 30, 2024, of which $0.7 million is related to the write-off of unamortized debt discount and debt issuance costs and $4.8 million is related to third-party costs of debt modification. The Company incurred $1.1 million in lender fees which, together with $5.9 million in remaining unamortized debt discount and debt issuance costs, have been recorded as a reduction of long-term debt and are being amortized over the remaining contractual life of the 2024 Term Loan Facility using the effective interest method. The Company also incurred $3.0 million in third-party costs related to the 2024 Revolving Credit Facility.
As of September 30, 2024 unamortized deferred financing fees related to the 2024 Term Loan Facility were $3.1 million. As of September 30, 2024, unamortized deferred financing costs, net of accumulated amortization, related to the 2024 Revolving Credit Facility were $3.1 million.
A “commitment fee” accrues on any unused portion of the commitments under the 2024 Revolving Credit Facility during the preceding three calendar month period. The commitment fee is determined based on the first lien net leverage ratio and can range from 20 basis points to 35 basis points. The commitment fees were $0.01 million for the year ended September 30, 2024.

Interest expense consisted of the following (in thousands):

	Years Ended September 30,
	2024	2023	2022
Interest expense, net
2024 Term Loan Facility	$419	$—	$—
2022 Term Loan Agreement	$44,311	$41,936	$10,640
Term Loan Agreement	—	—	8,824
2024 Revolving Credit Facility	11	—	—
Revolving Credit Facility	587	718	838
Other	4,604	4,484	3,661
Amortization
Debt issue costs
2024 Term Loan Facility	4,779	—	—
2022 Term Loan Agreement	931	716	4,892
Term Loan Agreement	—	—	1,056
Revolving Credit Facility	559	262	262
Original issue discounts
2022 Term Loan Agreement	871	670	279
Term Loan Agreement	—	—	126
Less capitalized interest	(550)	(5,211)	(5,622)
Interest expense	56,522	43,575	24,956
Less interest income	(16,269)	(4,282)	—
Interest expense, net	$40,253	$39,293	$24,956

Refer to Note 11 for information pertaining to the fair value of the Company’s debt as of September 30, 2024 and 2023.
9. PRODUCT WARRANTIES
The Company provides product assurance warranties of various lengths ranging from 5 years to lifetime for limited coverage for a variety of material and workmanship defects based on standard terms and conditions between the Company and its customers. Warranty coverage depends on the product involved.
The warranty reserve activity was as follows (in thousands):

	As of September 30,
	2024	2023
Beginning balance	$17,012	$16,145
Adjustments to reserve	5,257	3,830
Warranty claims payment	(3,978)	(2,963)
Ending balance	18,291	17,012
Current portion of accrued warranty	(4,311)	(3,556)
Accrued warranty — less current portion	$13,980	$13,456

10. LEASES
The Company leases vehicles, machinery, manufacturing facilities, office space, land, and equipment under both operating and finance leases. The Company determines if an arrangement is a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As of both September 30, 2024 and 2023, amounts associated with leases are included in Other assets, Accrued expense and other liabilities and Other non-current liabilities in our consolidated balance sheet.
For leases with initial terms greater than 12 months, the Company considers these right-of-use assets and records the related asset and obligation at the present value of lease payments over the term. For leases with initial terms equal to or less than 12 months, we do not consider them as right-of-use assets and instead consider them short-term lease costs that are recognized on a straight-line basis over the lease term. Our leases may include escalation clauses, renewal options and/or termination options that are factored into our determination of lease term and lease payments when its reasonably certain the option will be exercised. Renewal options range from 1 year to 20 years. The options to extend or terminate a lease are at our discretion. We have elected to take the practical expedient and not separate lease and non-lease components of contracts. We estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement because the implicit rate of the lease is generally not known. Our lease agreements do not contain any material residual value guarantees.
Lease assets and lease liabilities as of September 30, 2024 and 2023 were as follows:

		As of September 30,
Leases	Classification on Balance Sheet	2024	2023
Assets
ROU operating lease assets	Other assets	$22,881	$15,423
ROU finance lease assets	Other assets	79,916	71,529
Total lease assets		$102,797	$86,952
Liabilities
Current
Operating	Accrued expenses and other liabilities	$4,547	$4,180
Finance	Accrued expenses and other liabilities	3,639	2,777
Non-Current
Operating	Other non-current liabilities	20,675	13,699
Finance	Other non-current liabilities	85,496	75,718
Total lease liabilities		$114,357	$96,374

The components of lease expense for the years ended September 30, 2024, 2023 and 2022 were as follows:

	Years Ended September 30,
(in thousands)	2024	2023	2022
Operating lease expense	$5,966	$5,920	$5,669
Finance lease amortization of assets	5,216	5,053	3,477
Finance lease interest on lease liabilities	4,450	4,391	3,616
Short term	594	392	574
Sublease income	(42)	(293)	(347)
Total lease expense	$16,184	$15,463	$12,989

Cash flows related to leases for the years ended September 30, 2024, 2023 and 2022 were as follows:

	Years Ended September 30,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating leases - Operating cash flows	$6,057	$6,171	$5,973
Finance leases - Operating cash flows	4,450	4,391	3,617
Finance leases - Financing cash flows	2,946	2,619	249
Leased assets obtained in exchange for operating lease liabilities	11,544	3,041	5,487
Leased assets obtained in exchange for finance lease liabilities	13,652	789	27,438

The table below present supplemental information related to leases as of September 30, 2024 and 2023:

	As of September 30,
	2024	2023
Weighted-average remaining lease term (years)
Operating leases	8.6	6.8
Finance leases	23.2	25.4
Weighted-average discount rate
Operating leases	6.5%	4.4%
Finance leases	6.2%	5.8%

Maturities of Lease Liabilities
The table below reconciles the undiscounted cash flows for each of the first five years and the total of the remaining years to the finance lease liabilities and operating lease liabilities recorded on the balance sheet as of September 30, 2024:

	As of September 30, 2024
(in thousands)	Operating Leases	Finance Leases	Total
2025	$5,980	$8,744	$14,724
2026	4,310	8,641	12,951
2027	3,718	9,080	12,798
2028	2,894	6,036	8,930
2029	2,688	5,796	8,484
Thereafter	14,649	132,808	147,457
Total lease payments	34,239	171,105	205,344
Less: Interest	(9,017)	(81,970)	(90,987)
Present Value of lease liability	$25,222	$89,135	$114,357

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company measures and records in its consolidated financial statements certain assets and liabilities at fair value. ASC Topic 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:
•	Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.
•
Level 2—Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

•
Level 3—Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement. Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Instruments With A Fair Value That Approximates Carrying Value
The carrying amounts of cash and cash equivalents, trade receivables and payables, as well as financial instruments included in other current assets and other current liabilities, approximate fair values because of their short-term maturities.

Financial Instruments With A Fair Value Different From Carrying Value
The Company has, where appropriate, estimated the fair value of financial instruments for which the amortized cost carrying value may be significantly different than the fair value. As of September 30, 2024 and 2023, these instruments include outstanding debt. As described in Note 8 Debt, the Company records debt at amortized cost. The carrying values and the estimated fair values of the debt financial instruments (Level 2 measurements) consisted of the following (in thousands):

	As of September 30,
	2024		2023
	Principle Outstanding	Estimated Fair Value	Principle Outstanding	Estimated Fair Value
2024 Term Loan Facility due September 26, 2031	$440,000	$443,300	$—	$—
2022 Term Loan Agreement due April 28, 2029	—	—	594,000	595,485

The fair values of the debt instrument were determined using trading prices between qualified institutional buyers; therefore, are classified as Level 2.
Financial Instruments Remeasure At Fair Value On A Recurring Basis
During the year ended September 30, 2022, the Company entered into an arrangement for a contingent payment to the former owner and employee of StruXure. The contingent payment is based on achievement of a minimum EBITDA amount and a multiple of EBITDA, for EBITDA exceeding a higher threshold for calendar year 2022. Based on the formula, the potential contingent payout can range from zero to $13.9 million. At the date of acquisition, the fair value was estimated to be $9.5 million. As of March 31, 2023, the fair value was increased to $12.7 million based on the actual EBITDA amount for StruXure. Compensation expense of $9.5 million was recognized for the year ended September 30, 2022 and $3.2 million was recognized for the year ended September 30, 2023. The Company paid $12.7 million as settlement of the contingent liability in April, 2023.
In connection with the acquisition of INTEX on August 1, 2022, the Company entered into a contingent consideration arrangement with the former owner of INTEX. The contingent consideration is based on achievement of a minimum gross profit amount for calendar year 2022. Based on the formula, the potential contingent consideration can range from zero to $6.2 million. At the date of acquisition, the fair value was estimated to be $5.8 million. As of December 31, 2022, the fair value was increased to $6.2 million. Contingent payment of $5.8 million was included in the acquisition purchase price at the date of acquisition and the change in fair value of $0.4 million was recognized in selling, general and administrative expense for the year ended September 30, 2023. The Company paid $6.2 million as settlement of the contingent liability in fiscal year 2023.
Derivative Instruments
The Company’s objective in using interest rate derivative instruments is to hedge against interest rate volatility associated with its senior secured credit facilities by converting a portion of its floating rate debt to fixed rate debt. In November 2022, the Company entered into two interest rate swap agreements with Barclays Bank PLC (“Barclays”) to manage interest rate risk related to 2022 Term Loan. Each agreement has a notional amount of $150 million and will expire on October 31, 2025. One agreement swaps variable interest at a rate based on SOFR with a fixed rate of 4.39% and the second with a fixed rate of 4.48%.
In connection with the 2024 Term Loan refinancing on September 26, 2024, the hedging relationship between the two interest rate swaps and the 2022 Term Loan Agreement was de-designated and the new hedging relationship between these interest rate swaps and the 2024 Term Loan Facility was simultaneously re-designated. All key terms of the interest rate swap agreements remain the same at re-designation. See Note 8 for additional information on the current credit facilities.
At the inceptions of the swap agreements, on the date of re-designation, and as of September 30, 2024, both swaps were designated and qualified as cash flow hedges in accordance with ASC 815. Their gain (loss) is recorded in Accumulated other comprehensive income (loss) and then reclassified into Interest expense in the same period in which the hedged transaction affects earnings. As of September 30, 2024, the Company expects to reclass approximately $1.9 million ($1.4 million after-tax) as an increase to interest expense in the next 12 months.

The following table provides the fair values of the interest rate derivative instruments as well as their classification on the Balance Sheet as of September 30, 2024 and 2023 (in thousands):

			Fair Value as of
	Fair Value Hierarchy	Balance Sheet Location	September 30, 2024	September 30, 2023
Assets
Interest rate swaps	Level 2	Other current assets	$—	$2,558
Liabilities
Interest rate swaps	Level 2	Other current liabilities	$1,902	$—
Interest rate swaps	Level 2	Other non-current liabilities	335	65

The Company estimates the fair value of interest rate swaps using a valuation model based on observable market data, such as yield curves. Both swaps are classified as Level 2 measurement in the fair value hierarchy.
The following table summarizes the effects of the interest rate derivative instruments on Accumulated other comprehensive income (loss) as of September 30, 2024 and 2023 (in thousands):

	Before-tax Amount	Income Tax Expense	Net of Tax Amount
Balance - September 30, 2022	$—	$—	$—
Amount of gain recognized in other comprehensive income (loss)	3,474	870	2,604
Amount of gain reclassified from accumulated other comprehensive income (loss) into net income	(981)	(255)	(726)
Balance - September 30, 2023	$2,493	$615	$1,878
Amount of loss recognized in other comprehensive income (loss)	(2,004)	(448)	(1,556)
Amount of gain reclassified from accumulated other comprehensive income (loss) into net income	(2,726)	(722)	(2,004)
Balance - September 30, 2024	$(2,237)	$(555)	$(1,682)

The Company recognizes the reclassification of gain from Accumulated other comprehensive income (loss) to Net income in Interest expense, net within the Consolidated Statements of Comprehensive Income.
12. SEGMENTS
Operating segments for the Company are determined based on information used by the chief operating decision maker (“CODM”) in deciding how to evaluate performance and allocate resources to each of the segments. The CODM reviews Adjusted EBITDA and Adjusted EBITDA Margin as the key segment measures of performance. Adjusted EBITDA is defined as segment operating income (loss) plus depreciation and amortization, adjusted by adding thereto or subtracting therefrom stock-based compensation costs, acquisition and divestiture costs, and certain other items of expense and income. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net sales.
The Company has two reportable segments, Residential and Commercial. The reportable segments were determined primarily based on products and end markets as follows:
•
Residential—The Residential segment manufactures and distributes decking, railing, trim, moulding, pergolas and cabanas and accessories through a national network of dealers and distributors and multiple home improvement retailers providing extensive geographic coverage and enabling the Company to effectively serve contractors. This segment is impacted by trends in and the strength of home repair and remodel activity.

•
Commercial—The Commercial segment manufactures, fabricates and distributes lockers and bathroom partitions. This segment is impacted by trends in and the strength of the repair and remodel sector and the new construction sector. This segment also previously included the Company’s Vycom business, which manufactured resin-based extruded sheeting products for a variety of commercial and industrial applications. The Company sold the Vycom business on November 1, 2023. See Note 3 for additional information on the divestiture.

The accounting policies of the operating segments are the same as those described in Note 1, “Summary of Significant Accounting Policies”. Intercompany transactions between segments are excluded as they are not included in management’s performance review of the segments. Currently foreign revenue accounts for less than 10% of consolidated revenue. The Company does not disclose assets outside of the United States as they totaled less than 10% of the consolidated assets as of September 30, 2024, 2023 and 2022.
The segment data below includes data for Residential and Commercial for the years ended and as of September 30, 2024, 2023 and 2022 (in thousands).

	Years Ended and As of September 30,
	Residential			Commercial			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Net Sales	$1,368,813	$1,222,866	$1,168,751	$72,635	$147,450	$186,835	$1,441,448	$1,370,316	$1,355,586
Adjusted EBITDA(1)	365,273	252,830	250,130	14,068	31,008	40,255	379,341	283,838	290,385
Capital Expenditures(1)	76,755	84,224	165,293	392	4,321	5,645	77,147	88,545	170,938
Depreciation and Amortization(1)	127,102	123,755	109,201	1,940	8,789	9,332	129,042	132,544	118,533
Goodwill	953,882	953,882	953,606	13,934	40,389	40,389	967,816	994,271	993,995
Total Assets(1)	2,093,486	2,151,011	2,184,803	74,225	192,865	186,824	2,167,711	2,343,876	2,371,627

(1)
Effective as of December 31, 2023, Residential segment Adjusted EBITDA includes all corporate expenses, such as selling, general and administrative costs related to our corporate offices, including payroll and other professional fees. In connection with this change, Residential segment Capital Expenditures, Depreciation and Amortization, and Total Assets also include corporate portions. The prior periods have been recast to reflect the change.

	Years Ended September 30,
	2024	2023	2022
Segment Adjusted EBITDA
Residential(1)	$365,273	$252,830	$250,130
Commercial	14,068	31,008	40,255
Total Adjusted EBITDA for reporting segments	$379,341	$283,838	$290,385
Adjustments to income before income tax provision
Depreciation and amortization	(129,042)	(132,544)	(118,533)
Stock-based compensation costs	(25,835)	(18,704)	(18,105)
Acquisition and divestiture costs(2)	(1,284)	(6,890)	(13,406)
Gain on sale of business(3)	37,688	—	—
Secondary offering costs	—	(1,065)	—
Inventories(4)	—	—	(19,297)
Other costs(5)	(11,091)	(843)	(2,764)
Interest expense, net	(40,253)	(39,293)	(24,956)
Income before income taxes	$209,524	$84,499	$93,324

(1)
Effective as of December 31, 2023, Residential segment Adjusted EBITDA includes all corporate expenses, such as selling, general and administrative costs related to our corporate offices, including payroll and other professional fees. The prior periods have been recast to reflect the change.

(2)
Acquisition and divestiture costs reflect costs directly related to completed acquisitions of $0.5 million, $3.9 million and $11.5 million for fiscal years 2024, 2023 and 2022, respectively, costs related to divestitures of $0.5 million, $3.0 million and $0.5 million for fiscal years 2024, 2023 and 2022, respectively, and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.3 million and $1.4 million for fiscal years 2024 and 2022, respectively.

(3)	Gain on sale of business relates to the sale of the Vycom business.
(4)
During the fourth quarter of fiscal year 2022, the Company updated the process by which it estimates the value of its inventory. This included updating the assumptions that are used in determining and treating certain capitalized costs, primarily by incorporating the impacts of changes in the amount of recycled content introduced into its products.

(5)
Other costs reflect costs related to the Restatement (as defined in Item 1A “Risk Factors” included elsewhere in this Annual Report) of $5.9 million for fiscal year 2024, costs related to removal of dispensable equipment resulting from a modification of the Company's manufacturing process of $2.4 million for fiscal year 2024, reduction in workforce costs of $0.3 million, $0.5 million and $1.6 million for fiscal years 2024, 2023 and 2022, respectively, costs for legal expenses of $1.8 million, $0.3 million and $0.9 million for fiscal years 2024, 2023 and 2022, respectively, other costs of $0.7 million and $0.2 million for fiscal years 2024 and 2022, costs related to an incentive plan and other ancillary expenses associated with the initial public offering of $0.1 million for fiscal year 2022.

13. CAPITAL STOCK
Secondary Offerings
During the three months ended June 30, 2023, the Company completed an offering of 16,100,000 shares of Class A common stock, par value $0.001 per share, including the exercise in full by the underwriter of its option to purchase up to 2,100,000 additional shares of Class A common stock. The shares were sold by certain of the Company's stockholders to the underwriter at a price of $24.36 per share which the underwriter was then permitted to sell at variable prices to the public. The Company did not receive any of the proceeds from the sale of the shares by those selling stockholders. In connection with the secondary offering, the Company incurred approximately $1.1 million in expenses. In connection with the secondary offering, the Company purchased from the underwriter 1,477,832 shares of its Class A common stock that were sold by the selling stockholders to the underwriter at a price per share of $24.36, which is equal to the price paid by the underwriter to the selling stockholders, resulting in an aggregate purchase price of approximately $36.0 million. The repurchase was made pursuant to the Company’s Share Repurchase Program (as defined below).
Share Repurchase Program
On May 5, 2022, the Board of Directors authorized the Company to repurchase up to$400 million of the Company’s Class A common stock (the “2022 Share Repurchase Authorization”). On June 12, 2024, the Board of Directors authorized the Company to repurchase up to $600 million of the Company’s Class A common stock (together with the 2022 Share Repurchase Authorization, the “Share Repurchase Program”) in addition to then the remaining approximately $76 million available pursuant to the 2022 Share Repurchase Authorization. The Share Repurchase Program allows the Company to repurchase its shares opportunistically from time to time. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, accelerated share repurchases or tender offers, some of which may be effected through Rule 10b5-1 plans, or a combination of the foregoing. The timing of repurchases will depend upon several factors, including market and business conditions, and repurchases may be discontinued at any time.
The table below summaries the Company's repurchases of its Class A common stock during the year ended September 30, 2024 and 2023 (in thousands, except per share amount):

	Year Ended September 30,
	2024	2023
Total number of shares repurchased	5,866	4,152
Reacquisition cost (1), (2), (3), (4)	$244,828	$116,578
Average price per share	$40.03	$28.08

(1)
On August 13, 2024, the Company entered into a $50.0 million accelerated share repurchase agreement (the “August 2024 ASR”) with JPMorgan Chase Bank, National Association (“JPMorgan”). JPMorgan delivered 1 million initial shares to the Company on August 14, 2024, based on the closing price of the Company's Class A common stock of $40.00 on August 13, 2024. The total value of the initial shares represents 80% of the August 2024 ASR. The final settlement will be based on the volume-weighted average price of the Company's Class A common stock over the repurchase period, subject to certain adjustments. The Company expects to settle the August 2024 ASR in the first quarter of fiscal year 2025.

(2)
During the year ended September 30, 2024, the Company also repurchased 2,725,707 shares of its Class A common stock under a $100.0 million ASR which was settled in February 2024, 1,165,710 shares of its Class A common stock under a $50.0 million ASR which was settled in August 2024, and 974,718 shares of its Class A common stock on the open market for an approximately $42.9 million reacquisition cost.

(3)
Reacquisition cost in the year ended September 30, 2023 includes the $36.0 million repurchase from the underwriter upon the completion of the secondary offering. The remaining repurchases in the year ended September 30, 2023 were made through open market transactions.

(4)	The Company recognized $2.3 million and $1.1 million excise tax as reacquisition cost of share repurchases for fiscal years 2024 and 2023.
As of September 30, 2024, the Company had approximately $557.1 million available for repurchases under the Share Repurchase Program.
At September 30, 2024, the following amounts were issued and outstanding: 143,014,263 shares of Class A common stock and no shares of Class B common stock. The Company has not issued any shares of preferred stock.

14. STOCK-BASED COMPENSATION
The Company grants stock-based awards to attract, retain and motivate key employees and directors.
The 2020 Omnibus Incentive Compensation Plan (“2020 Plan”), provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and performance-based or other equity-related awards to the Company’s employees and directors. The maximum aggregate number of shares that may be issued under the 2020 Plan is 15,852,319 shares with 2,262,732 shares remaining in the reserve. The total aggregate number of shares may be adjusted as determined by the Board of Directors.
On December 11, 2023, the Compensation Committee of the Board of Directors authorized certain changes to a former employee’s stock-based awards which were effective in connection with his retirement. These changes allow certain awards to continue to vest in due course following retirement and extend the exercisability of certain outstanding and exercisable stock options to the end of the contractual term of the options. This resulted in a Type III Modification (improbable to probable) as defined in accounting guidance, accounted for as a cancellation of the original award and an issuance of a new grant, as well as, a Type I Modification (probable to probable), accounted for as an exchange of the original award for a new grant under the revised terms. The modifications resulted in $1.9 million of stock-based compensation expense for the year ended September 30, 2024.
On September 27, 2024, the Compensation Committee of the Board of Directors authorized certain adjustments to the performance metrics for the fiscal year 2022 grant of performance-based restricted stock units. The adjustment was to back out the expected contributions from the Vycom business for the three-year performance period due to the divestiture of that business in November 2023. This resulted in an increased attainment percentage based on actual results. The original attainment percentage immediately prior to the modification was accounted for as a Type I Modification (probable to probable) and the incremental attainment percentage was accounted for as a Type III Modification (improbable to probable). The modification resulted in $1.4 million of stock-based compensation expense for the year ended September 30, 2024.
Stock-based compensation expense for the years ended September 30, 2024, 2023 and 2022 was $25.8 million, $18.7 million and $18.1 million, respectively, recognized in “Selling, general and administrative expenses” in the Consolidated Statements of Comprehensive Income. Total income tax benefit for the years ended September 30, 2024, 2023 and 2022 was $6.2 million, $3.6 million and $4.1 million, respectively. As of September 30, 2024, the Company had not yet recognized compensation cost on unvested stock-based awards of $20.8 million, with a weighted average remaining recognition period of 1.7 years.
The Company uses the Black Scholes pricing model to estimate the fair value of its service-based option awards as of the grant date. Under the terms of the 2020 Plan, all stock options will expire if not exercised within ten years of the grant date. The fair value of each restricted stock unit award is based on the closing price on the date of grant.
The following table sets forth the significant assumptions used for the service-based awards granted during the years ended September 30:

	2024	2023	2022
Weighted average grant date fair value	$17.12	$9.02	$16.98
Risk-free interest rate	3.93%	3.77%	1.34%
Expected volatility	40.00%	40.00%	40.00%
Expected term (in years)	6.00	6.00	6.00
Expected dividend yield	0.00%	0.00%	0.00%

Stock Options
The following table summarizes the performance-based stock option activity for the year ended September 30, 2024:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2023	1,114,261	$23.00
Granted	—	—
Exercised	(264,913)	23.00
Cancelled/Forfeited	—	—
Outstanding at September 30, 2024	849,348	23.00	5.6	20,214
Vested and exercisable at September 30, 2024	849,348	$23.00	5.6	20,214

The following table summarizes the service-based stock option activity for the year ended September 30, 2024:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2023	3,361,707	$25.43
Granted	138,731	38.15
Exercised	(600,862)	24.56
Cancelled/Forfeited	(20,044)	42.36
Outstanding at September 30, 2024	2,879,532	26.11	6.3	59,590
Vested and exercisable at September 30, 2024	2,482,502	$25.26	5.9	53,485

The intrinsic value of the Company’s stock options exercised in the years ended September 30, 2024, 2023 and 2022 was $17.6 million, $3.5 million and $3.0 million, respectively. The tax benefit (expense) from stock options exercised during the years ended September 30, 2024, 2023 and 2022 was $9.4 million, $(1.9) million and $0.7 million, respectively.
Restricted Stock Awards
A summary of the service-based restricted stock awards activity for the year ended September 30, 2024 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2023	82,481	$23.00
Granted	—	—
Vested	(82,481)	23.00
Forfeited	—	—
Outstanding and unvested at September 30, 2024	—	—

The total fair value of vested restricted stock awards for the years ended September 30, 2024, 2023 and 2022 was $2.7 million, $2.6 million and $4.2 million, respectively.

Restricted Stock Units
A summary of the service-based restricted stock unit awards activity for the year ended September 30, 2024 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2023	786,096	$25.42
Granted	266,265	39.52
Vested	(333,087)	27.43
Forfeited	(42,250)	26.33
Outstanding and unvested at September 30, 2024	677,024	$29.90

The total fair value of vested restricted stock units for the years ended September 30, 2024, 2023 and 2022 was $9.1 million, $7.3 million and $2.3 million, respectively.
Performance Restricted Stock Units
Performance restricted stock units were granted to officers and certain employees of the Company and represent the right to earn shares of Company common stock based on the achievement of company-wide financial performance targets, including net sales, return on net tangible assets and Adjusted EBITDA during the three-year performance period. Compensation cost is amortized into expense over the performance period, which is generally three years, and is based on the probability of meeting performance targets. The fair value of each performance share award is based on the closing price on the date of grant.
A summary of the performance-based restricted stock unit awards activity for the year ended September 30, 2024 was presented at target (unless otherwise noted) was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2023	508,622	$26.72
Granted	173,020	38.15
Granted adjustment(1)	42,442	34.82
Vested	(123,821)	34.82
Forfeited	(10,191)	27.32
Outstanding and unvested at September 30, 2024	590,072	$29.65

(1)	The fiscal year 2021 grant vested in December 2023 and 42,442 shares were granted in connection therewith.
15. EMPLOYEE BENEFIT PLANS
The Company has a 401(k) defined contribution plans (the “401(k) Plans”) for the benefit of its employees who meet certain eligibility requirements. The Company does not offer a defined benefit plan (pension plan) nor does the Company offer any other post-retirement benefits. The 401(k) Plans cover substantially all of the Company’s full-time employees. Each participant may contribute up to 85% of his or her salary, within dollar limitations set forth by the ERISA guidelines. The 401(k) Plans match employee pre-tax and Roth IRA contributions. The Company matches 100% of the first 2% of employee contributions, plus 50% of the next 4% of employee contributions.
The Company’s contributions to the plans totaled $6.1 million, $4.9 million and $5.1 million, for the years ended September 30, 2024, 2023 and 2022, respectively.
16. EARNINGS PER SHARE
The Company computes earnings per common share (“EPS”) under the two-class method which requires the allocation of all distributed and undistributed earnings attributable to the Company to common stock and other participating securities based on their respective rights to receive distributions of earnings or losses. The Company’s Class A common stock and Class B common stock equally share in distributed and undistributed earnings, therefore, no allocation to participating securities or dilutive securities is performed.
Basic EPS attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted EPS is calculated by adjusting weighted average shares outstanding for the dilutive effect of potential common shares, determined using the treasury-stock method. For purposes of the diluted EPS calculation, restricted stock awards, restricted stock units and options to purchase shares of common stock are considered to be potential common shares. The following table sets forth the computation of the Company’s basic and diluted EPS attributable to common stockholders (in thousands, except share and per share amounts):

	Years Ended September 30,
	2024	2023	2022
Numerator:
Net income	$153,379	$62,361	$67,158
Net income attributable to common stockholders — basic and diluted	$153,379	$62,361	$67,158
Denominator:
Weighted average shares of common stock — basic and diluted
Basic	145,618,173	150,162,256	153,510,110
Diluted	147,485,126	150,849,896	154,517,843
Net income attributable to common stockholders:
Basic	$1.05	$0.42	$0.44
Diluted	$1.04	$0.41	$0.43

The following table includes the number of shares that may be dilutive common shares in the future, and were not included in the computation of diluted net income (loss) per share because the effect was anti-dilutive:

	Years Ended September 30,
	2024	2023	2022
Stock Options	394,676	2,549,816	548,539
Restricted Stock Units	33,474	113,622	268,526

17. INCOME TAXES
The Company’s operations are substantially all domestic. The components of income tax expense (benefit) consisted of the following (in thousands):

	Years Ended September 30,
	2024	2023	2022
Current:
Federal	$61,879	$22,951	$(4,904)
State and local	15,724	7,766	7,676
Total current	77,603	30,717	2,772
Deferred:
Federal	(16,035)	(6,022)	22,901
State and local	(5,423)	(2,557)	493
Total deferred	(21,458)	(8,579)	23,394
Income tax expense	$56,145	$22,138	$26,166

The effective income tax rate was different from the statutory U.S. federal income tax rate of 21.0%, for the years ended September 30, 2024, 2023 and 2022, due to the following (in thousands):

	2024	Rate	2023	Rate	2022	Rate
Income tax expense / federal statutory rate	$44,000	21.0%	$17,745	21.0%	$19,598	21.0%
State and local taxes — net of federal expense	11,156	5.3%	2,977	3.5%	6,906	7.4%
Change in valuation allowance	(3,243)	(1.5)%	597	0.7%	(350)	(0.4)%
Stock-based compensation	(2,804)	(1.3)%	721	0.9%	145	0.2%
Non-deductible transaction costs	5,382	2.7%	—	0.0%	—	—%
Executive compensation	3,026	1.5%	608	0.7%	364	0.4%
Federal research and development credit	(2,405)	(1.1)%	(746)	(0.8)%	(703)	(0.8)%
Meals and entertainment	566	0.3%	284	0.3%	224	0.2%
Other	467	(0.1)%	(48)	(0.1)%	(18)	—%
Income tax expense / effective tax rate	$56,145	26.8%	$22,138	26.2%	$26,166	28.0%

The effective income tax rate was 26.8% for the year ended September 30, 2024 compared to 26.2% for the year ended September 30, 2023. The 2024 effective income tax rate was negatively impacted by non-deductible transaction costs and higher State tax expense recognized in the period offset by a decrease in valuation allowances and disallowed compensation costs.
The components of the deferred tax assets and liabilities consisted of the following (in thousands):

	As of September 30,
	2024	2023
Deferred tax asset:
State loss carryforwards and other benefits	$15,555	$15,744
Inventory reserves	14,968	12,191
Warranty reserves	4,716	4,148
Accrued expenses	13,717	11,996
Stock-based compensation	14,403	13,502
Lease liabilities	28,531	24,063
Unrealized loss in other comprehensive income	555	—
Valuation allowance	(2,314)	(5,557)
Total deferred tax assets	90,131	76,087
Deferred tax liabilities:
Intangible assets — net	32,949	37,272
Property, plant and equipment	68,120	75,778
Right-of-use assets	25,644	21,728
Unrealized gain in other comprehensive income	—	615
Indemnification receivable related to warranty reserves	300	203
Total deferred tax liabilities	127,013	135,596
Net deferred tax liability	$36,882	$59,509

At September 30, 2024, the Company has no net operating loss carryforwards for federal income tax purposes. Additionally, the Company has approximately $82.4 million of net operating loss carryforwards for state and local tax purposes, which expire in varying amounts beginning in 2024 and through 2045. Furthermore, some net operating loss carry forwards for state and local purposes have indefinite carryforward periods. Utilization of the NOL carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), and similar state law due to ownership changes that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. The valuation allowance was determined in accordance with the provisions of ASC 740, Income Taxes, which requires that a valuation allowance be established and maintained when management’s analysis indicates it is “not more likely than not” that all or a portion of deferred tax assets will be realized. The valuation allowance for certain net deferred tax assets of $2.3 million and $5.6 million at September 30, 2024 and 2023, respectively, is attributable to the uncertainty as to the realization of state deferred tax assets related to Idaho tax credit carryforwards and Pennsylvania state tax loss carryforwards at certain U.S. subsidiaries of the Company (The AZEK Group LLC and Scranton Products, Inc.).
The activity in the valuation allowance consisted of the following (in thousands):

	As of September 30,
	2024	2023
Beginning balance	$5,557	$4,960
Expense	(3,243)	597
Ending balance	$2,314	$5,557

A reconciliation of the beginning and ending balances for liabilities associated with unrecognized tax benefits consisted of the following (in thousands):

	As of September 30,
	2024	2023
Beginning balance	$900	$780
Unrecognized tax benefits related to prior years	156	70
Unrecognized tax benefits related to the current year	130	50
Ending balance	$1,186	$900

Unrecognized tax benefits of $1.2 million and $0.9 million are recorded at September 30, 2024 and 2023, respectively. The total liabilities associated with the unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate were $1.2 million and $0.9 million at September 30, 2024 and 2023, respectively.
When applicable, the Company’s practice is to recognize interest and penalties related to uncertain income tax positions in income tax expense. For the years ended September 30, 2024, 2023 and 2022 the amounts recognized by the Company for interest and penalties were not material. The corresponding liability recorded in the Consolidated Balance Sheets as of September 30, 2024 and 2023 was also not material.
The Company and its subsidiaries file U.S. federal income tax returns. The Company and its subsidiaries’ federal income tax returns for tax years 2020 and beyond are open tax years subject to examination by the Internal Revenue Service (“IRS”). The Company also has net operating loss carry-forwards from prior to 2020, which are subject to examination upon future utilization of such losses. The Company and its subsidiaries also file income tax returns in various state jurisdictions, as appropriate, with varying statutes of limitation. These returns are not material to the consolidated income tax provision.
18. COMMITMENTS AND CONTINGENCIES
Raw Material and Fixed Asset Purchase Commitments
The Company fulfills requirements for raw materials under both purchase orders and supply contracts. In the year ended September 30, 2024, the Company purchased substantially all of its raw materials, other than resins, under purchase orders which do not involve long-term supply commitments.
Substantially all of the Company’s resins are purchased under supply contracts that may average approximately one to two years, for which pricing is variable based on certain industry-based market indices. The resin supply contracts are negotiated annually and generally provide that the Company is obligated to purchase a minimum amount of resins from each supplier. As of September 30, 2024, the Company has no purchase commitments under material supply contracts through the calendar year ending December 31, 2024. As of September 30, 2024 and 2023, the Company had committed to purchase $0.0 million and $0.4 million of equipment, respectively.
Legal Proceedings
In the normal course of the Company’s business, it is at times subject to pending and threatened legal actions, in some cases for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the Company’s results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known. In evaluating whether to accrue for losses associated with legal or environmental contingencies, it is our policy to take into consideration factors such as the facts and circumstances asserted, our historical experience with contingencies of a similar nature, the likelihood of our prevailing and the severity of any potential loss. For some matters, no accrual is established because we have assessed our risk of loss to be remote. Where we have determined that the risk of loss is probable and such losses are reasonably estimable, we record an accrual. While we regularly review the status of, and our estimates of potential liability associated with, the contingencies to determine the adequacy of any associated accruals and related disclosures, the ultimate amount of loss may differ from our estimates.
Loss Contingencies
During the year ended September 30, 2019, the Company was made aware of a worker’s compensation case that became reasonably possible to give rise to a liability. In July 2024, the case settled for $2.65 million, with the Company’s insurance directly covering the $1.9 million attributable to the Company, resulting in no costs to the Company.
Although the Company is not able to predict the outcome of legal actions to which it may be subject, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the Company’s results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known. The Company accrues for losses when they are probable of occurrence and such losses are reasonably estimable. Legal costs expected to be incurred are accounted for as they are incurred.

19. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)
The AZEK Company Inc. (parent company only)
Balance Sheets
(In thousands of U.S. dollars, except for share and per share amounts)

	As of September 30,
	2024	2023
ASSETS:
Non-current assets:
Investments in subsidiaries	$1,356,865	$1,410,313
Total non-current assets	1,356,865	1,410,313
Total assets	$1,356,865	$1,410,313
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Total liabilities	$—	$—
Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued and outstanding at September 30, 2024 and September 30, 2023, respectively	—	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 157,148,821 shares issued at September 30, 2024, and 155,967,736 issued at September 30, 2023	157	156
Class B common stock, $0.001 par value; 100,000,000 shares authorized, 0 and 100 shares issued and outstanding at September 30, 2024 and September 30, 2023, respectively	—	—
Additional paid-in capital	1,694,066	1,662,322
Retained earnings (accumulated deficit)	89,002	(64,377)
Accumulated other comprehensive income (loss)	(1,682)	1,878
Treasury stock, at cost, 14,134,558 shares at September 30, 2024 and 8,268,423 shares at September 30, 2023	(424,678)	(189,666)
Total stockholders’ equity	1,356,865	1,410,313
Total liabilities and stockholders’ equity	$1,356,865	$1,410,313

The AZEK Company Inc. (parent company only)
Statements of Comprehensive Income
(In thousands of U.S. dollars)

	Years Ended September 30,
	2024	2023	2022
Net income of subsidiaries	$153,379	$62,361	$67,158
Net income of subsidiaries	$153,379	$62,361	$67,158
Comprehensive income	$149,819	$64,239	$67,158

The AZEK Company Inc. did not have any cash as of September 30, 2024, 2023 and 2022, accordingly a Statement of Cash Flows has not been presented.
Basis of Presentation
The parent company financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).
Since the restricted net assets of The AZEK Company Inc. and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Consolidated Financial Statements.

Dividends from Subsidiaries
There were $242.5 million, $115.5 million and $73.1 million cash dividends paid to The AZEK Company Inc. from the Company’s consolidated subsidiaries during each of the years ended September 30, 2024, 2023 and 2022. Cash dividends of $242.5 million were used to fund the $200.0 million ASRs and $42.5 million share repurchase on the open market during the year ended September 30, 2024. Cash dividends of $115.5 million were used to fund the $36.0 million share repurchase from the underwriter upon completion of the secondary offering and $79.5 million share repurchase on the open market during the year ended September 30, 2023. Cash dividends of $73.1 million were used to fund the $50.0 million ASR and $23.1 million share repurchase on the open market during the year ended September 30, 2022.
Restricted Payments
The AZEK Group LLC is party to the 2024 Revolving Credit Facility and the 2024 Term Loan Agreement originally executed on September 26, 2024. The obligations under the 2024 Revolving Credit Facility and 2024 Term Loan Agreement are secured by substantially all of the present and future assets of the borrowers and guarantors, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The obligations under the 2024 Revolving Credit Facility and 2024 Term Loan Agreement are guaranteed by the Company and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The AZEK Group LLC is not permitted to make certain payments unless those payments are consistent with exceptions outlined in the agreements. These payments include repurchase of equity interests, fees associated with a public offering, income taxes due in other applicable payments. Further, the payments are only permitted if certain conditions are met related to availability and interest coverage as defined in the senior secured credit facilities and described in Note 8 to these Consolidated Financial Statements.

Exhibit 19
THE AZEK COMPANY INC.
INSIDER TRADING POLICY
This Insider Trading Policy (this “Policy”) provides prohibitions and guidelines to Insiders (as defined below) of The AZEK Company Inc., and its subsidiaries (collectively, the “Company”) with respect to transacting in Company securities or derivatives thereof. This Policy has been adopted by the Company’s Board of Directors (the “Board”) and may only be amended by the Board.
Applicability of Policy
This Policy applies to all transactions in the Company’s common stock, as well as other securities that the Company may issue from time to time, and derivative securities relating to any such securities, whether issued by the Company (i.e., employee, director or consultant stock options, warrants or convertible preferred stock or debt) or issued by a third party (i.e., exchange-traded options). The Policy applies to: (i) all directors and officers of the Company and any employees of, or consultants to, the Company; (ii) all members of the immediate family or household of any person referred to in (i); and (iii) any entity owned or controlled by any such person (collectively, all such persons are referred to in this Policy as “Insiders”). The Company may also determine that other persons should be subject to this Policy, such as contractors who have access to Material Nonpublic Information (as defined in Annex A to this Policy).
This Policy imposes the following principal restrictions with respect to the trading activity of Insiders:
•	a prohibition against insider trading (see “Prohibition Against Insider Trading”)
•	a prohibition against specified transactions in Company securities (see “Prohibited Transactions in Company Securities”)
•	for designated “Designated Persons,” special trading restrictions (see “Special Trading Restrictions for Designated Persons”)
As further described below, Insiders are responsible for ensuring that the transaction of any securities complies with this Policy.
General Statement of Policy
Insiders are prohibited from using Material Nonpublic Information acquired by the Insider for their own personal or economic benefit and are further prohibited from disclosing any Material Nonpublic Information to any person who is not authorized by the Company to have access to such information. This Policy has been adopted to promote compliance with U.S. insider trading laws and regulations and avoid any appearance of impropriety. The U.S. Securities and Exchange Commission (the “SEC”), U.S. Attorneys and state law enforcement authorities investigate and pursue insider trading violations vigorously and have adopted sophisticated surveillance techniques to identify insider trading transactions. Under federal securities laws, individuals who engage in illegal insider trading or tipping can be liable for substantial criminal and civil penalties.
Prohibition Against Insider Trading
1. No Transactions on the Basis of Material Nonpublic Information.Insiders shall not, directly or indirectly, engage in any transaction involving the purchase, sale or gift of any Company security, including common stock or any other security that the Company may issue, or any “derivative security”, if he or she possesses Material Nonpublic Information regarding the Company (see Annex A to this Policy for a discussion of this term).
The only exceptions to this prohibition are described below under “Permitted Transactions”. During the period that the Insider possesses Material Nonpublic Information and absent an exception, an Insider will have to forgo a proposed transaction in Company securities, even though he or she may have planned to execute the transaction before learning of the Material Nonpublic Information and even though failure to execute the transaction may result in an economic loss to, or the nonrealization of anticipated profit by, the Insider.

2. No Tipping of Material Nonpublic Information.An Insider shall not disclose (“tip”) Material Nonpublic Information to any person (including a family or household member) who is not specifically authorized by the Company to have access to such information. If the Material Nonpublic Information is used by the person tipped by the Insider to transact in Company securities, the Insider will be legally responsible for the consequences of the transaction as if he or she was transacting for his or her own account. Likewise, an Insider shall not make any recommendations or express opinions about Company securities to any other person on the basis of Material Nonpublic Information regarding the Company, even if the Insider does not actually tip the Material Nonpublic Information to the other person.
3. Maintaining Confidentiality of Material Nonpublic Information. All Material Nonpublic Information relating to the Company is the property of the Company and the Company has the sole and exclusive right to determine how and when to disclose such information to the public. Unless specifically authorized by the Company, no Insider should publicly disclose Material Nonpublic Information.
4. Prohibition Extends to Inside Information Regarding Other Companies. This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s competitors, customers, vendors and suppliers. Information that is not material to the Company may nevertheless be material to such other company. Criminal or civil penalties and internal disciplinary actions, including possible termination of employment, may result from trading on Material Nonpublic Information regarding such other companies. An Insider must treat Material Nonpublic Information concerning such other companies in the same manner as it would treat Material Nonpublic Information relating directly to the Company.
5. Prohibition Extends to Post-Termination Transactions. This Policy continues to apply to transactions in Company securities even after termination of service to the Company. If an individual is in possession of Material Nonpublic Information when his or her service terminates, that individual may not trade in Company securities until that information has become public or is no longer material.
Prohibited Transactions in Company Securities
1. Short Sales. Short sales of Company securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company securities are prohibited. In addition, Section 16(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) prohibits officers and directors from engaging in short sales of Company equity securities.
2. Options and Other Derivative Securities. Transactions in options and other derivative securities are speculative in nature and may create the appearance that a director, officer or employee is trading based on Material Nonpublic Information. Accordingly, transactions in put options, call options or other derivative securities are prohibited by this Policy.
3. Hedging Transactions. Hedging and monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.
4. Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged, hypothecated or otherwise used as collateral for a loan or other indebtedness may be sold in foreclosure if the borrower defaults or otherwise fails to perform the underlying obligations. A margin sale or foreclosure sale may occur at a time when the owner is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company securities. For these reasons, directors, officers and other employees are prohibited from pledging, hypothecating or otherwise using Company securities as collateral for a loan or other form of indebtedness, including, without limitation, holding Company securities in a margin account as collateral for a margin loan.

5. Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Trading Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when a director, officer or other employee is in possession of Material Nonpublic Information. The Company therefore discourages placing standing or limit orders on Company securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the guidelines outlined below.
Permitted Transactions
1. Transactions under Company Plans. This Policy does not apply in the case of the following transactions, except as specifically noted:
•
Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of any shares of common stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

•
Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of any shares of common stock delivered in connection with the vesting of restricted stock.

•
401(k) Plan or Employee Stock Purchase Plan. Should the Company offer investing in Securities as an option under its 401(k) plan or its Employee Stock Purchase Plan, this Policy’s trading restrictions will not apply to purchases of securities in the plans resulting from an Insider’s periodic contribution of money to either plan pursuant to his or her payroll deduction election, or to purchases of securities resulting from an Insider’s reinvestment of dividends paid on shares of securities held in his or her plan accounts. The trading restrictions will apply, however, to an Insider’s election to participate in the plans as well as to elections made under the plans to (a) increase or decrease the percentage of the periodic contributions that will be allocated to the Company stock account, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock account, (c) borrow money against the plan accounts if the loan will result in a liquidation of some or all of the Insider’s Company’s stock account balance, and (d) prepay a plan loan if the prepayment will result in allocation of funds to the Company stock account

•	Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.
2. Trading Plans. Trading under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b-5 plan (a “Trading Plan”) for transactions in Company securities that meets certain conditions specified in Rule 10b-5. If the plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this Policy, a Trading Plan must be approved in advance by the Company by the Chief Legal Officer and meet the requirements of Rule 10b5-1 and those included in Annex B hereto. Once the Trading Plan is adopted, no further preapproval of transactions conducted pursuant to such plan will be required, unless such Trading Plan is amended or modified.
3. Transactions Not Involving a Purchase or Sale. Investments in a mutual fund or other collective investment vehicle (e.g., hedge fund, Exchange Traded Fund or ETF) that is invested in Company securities are not transactions subject to this Policy if such fund or other investment vehicle (1) is publicly traded and widely held, (2) is broad-based and diversified, and (3) has investment discretion for fund investments exercised by an independent third party. Insiders should consult with the Chief Legal Officer if they have questions whether a specific fund is considered “broad-based and diversified.”

Special Trading Restrictions for Designated Persons
1. Designated Persons. Because of their position with the Company, persons who are “Designated Persons” will be automatically deemed to possess Material Nonpublic Information regarding the Company from time to time throughout the year. During such Black Out Periods (discussed below), Designated Persons are prohibited from purchasing or selling Company securities except as provided by this Policy. Designated Persons consist of the Company’s:
•	directors;
•	executive officers;
•	those employees who will be deemed to have ongoing exposure to Material Nonpublic Information because of the nature of their jobs;
•	all members of the immediate family or household of any persons referred to above, and
•	any entity owned or controlled by any persons referred to above.
The list of Designated Persons will be reviewed periodically by the Company and updated as necessary and will be available upon request to the Chief Legal Officer. Given the nature of their jobs, senior members of the Finance, Accounting, Legal and Compliance, Investor Relations and Communications teams will always be considered Designated Persons. Any person designated a Designated Person shall be subject to the restrictions contained in this Policy applicable thereto as long as he or she holds that position unless notified in writing that he or she is no longer a Designated Person.
2. Black Out Periods. Generally, a Designated Person may only transact in Company securities outside a “Black Out Period” (although no such transactions are permitted even outside a Black Out Period if the Designated Person is in possession of Material Nonpublic Information at the time of the transaction). Black Out Periods are those periods of time commencing when quarterly or annual financial results become known (or are deemed to be known) to Designated Persons until the time when such information has been disseminated to the public.
The Company has established its Black Out Period as the time period commencing 10 days prior to the end of a fiscal quarter until two full trading days following the issuance of the public disclosure of the Company’s financial results for the most recently completed fiscal quarter or financial year. Annex C to this Policy provides an illustration of a quarterly Black Out Period. During this period, except in compliance with this Policy, Designated Persons are prohibited from purchasing or selling Company securities.
In rare circumstances, the Chief Legal Officer, in consultation with the Chief Executive Officer and the Chair of the Nominating and Corporate Governance Committee, may delay the commencement of the Black Out Period so long as (i) no Material Nonpublic Information exists, and (ii) exigent circumstances warrant a delay in the Blackout Period.
3. Exceptions to Purchases and Sales during Black Out Periods. A Designated Person may transact in Company securities during the Black Out Period only under the circumstances permitted herein under the header “Permitted Transactions”. In addition to such transactions, there may also be certain circumstances that arise from time to time in which a Designated Person, upon prior approval of the Chief Legal Officer after consultation with the Chair of the Nominating and Corporate Governance Committee, can transact during a Black Out Period without compliance with Rule 10b5-1. A Designated Person should only expect approval to be forthcoming in rare circumstances where the Designated Person can definitively demonstrate that he or she does not possess, and has no ready access to, Material Nonpublic Information.
4. Suspension of Transactions Outside of Blackout Periods. Even outside of a Blackout Period, a Designated Person may be prohibited from transacting in Company securities due to the existence of Material Nonpublic Information concerning the Company that has not been disclosed in the earnings release. If the need arises to suspend transactions in Company securities by Designated Persons outside of a Blackout Period, the Company will deliver prompt notification of such suspension to all Designated Persons. The delivery of the notice should be treated by all Designated Persons as Material Nonpublic Information and should not be disclosed to any other person.

5. Preclearance of All Transactions by Designated Persons. It is the Company’s policy to require that Designated Persons of the Company notify the Chief Legal Officer in advance of their intention to transact in Company securities. A request for preclearance should be submitted to the Chief Legal Officer in writing by email at least two business days in advance of the proposed transaction. When a request for preclearance is made, the requestor should carefully consider whether he or she may be aware of any Material Nonpublic Information about the Company, and should describe fully those circumstances to the Chief Legal Officer. If the requestor is subject to Section 16 of the Exchange Act, he or she should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. If necessary, the requestor should also be prepared to comply with SEC Rule 144 and file Form 144 at the time of any sale. If a proposed transaction receives preclearance, the precleared trade must be effected within three business days of receipt of preclearance unless an exception is granted or the person becomes aware of Material Nonpublic Information before the trade is executed, in which case the preclearance is void and the trade must not be completed. Transactions not effected within the time limit would be subject to preclearance again. The Chief Legal Officer is under no obligation to approve a transaction submitted for preclearance, and may determine not to permit the transaction. If a person seeks preclearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities, and should not inform any other person of the restriction. This preclearance procedure will allow the Company to advise the Designated Person of any prohibitions with respect to purchases and sales and of other securities law requirements applicable to the transaction, including those set forth in Section 16 under the Exchange Act or Rule 144 under the Securities Act of 1933, as amended. The Chief Legal Officer may, but are not required to, consult with the Chair of the Nominating and Corporate Governance Committee in connection with the preclearance procedure. Any transactions proposed to be made by the Chief Legal Officer will be subject to preclearance by the Chief Executive Officer or the Chief Financial Officer under the same terms.
The Company may also find it necessary from time to time to require compliance with the preclearance process for employees of, and consultants to, the Company who are temporarily or regularly in possession of Material Nonpublic Information. The Company will notify each of these employees or consultants of the need to preclear their purchases and sales of Company securities as and when this is required.
Possible Criminal and Civil Liability and/or Disciplinary Action for
Misuse of Material Nonpublic Information
1. Criminal and Civil Liability for Trading on Material Nonpublic Information. An Insider may be subject to significant monetary penalties and jail time, as the legal landscape evolves, for engaging in transactions in Company securities at a time when he or she has knowledge of Material Nonpublic Information regarding the Company. This is in addition to possible disgorgement of profits from the transactions by the purchasers or sellers harmed in the transactions.
2. Criminal and Civil Liability for Tipping. An Insider may also be criminally and civilly liable for transactions by any person based upon Material Nonpublic Information regarding the Company disclosed by an Insider or upon recommendations or expressed opinions by the Insider about a transaction in Company securities in reliance upon Material Nonpublic Information. The SEC has, in the past, imposed large penalties on persons who tipped Material Nonpublic Information, even when the tipper did not profit personally from the transaction. The SEC, the stock exchanges and the NYSE utilize sophisticated electronic surveillance techniques to uncover insider trading based upon tipping of Material Nonpublic Information.
3. Possible Disciplinary Action by the Company for Trading on or Tipping Material Nonpublic Information. An Insider who violates this Policy may also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s stock-based plans, loss of other benefits, reprimand or termination of employment.
4. Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s officers, directors and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Insider’s Responsibility for Compliance
Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company securities while in possession of Material Nonpublic Information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed above, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of the Company, the Chief Legal Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. One could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described above. If Insiders become aware of a violation of this Policy, Insiders should promptly report the violation by following the reporting guidelines in the Company’s Code of Conduct and Ethics, under the “Compliance, Reporting and Accountability” section thereof.
Acknowledgement and Certification
This Policy will be delivered to all directors, officers, employees and designated outsiders on an annual basis and to all new directors, officers, employees and designated outsiders at the start of their employment or relationship with the Company. Upon first receiving a copy of this Policy or any revised versions, each director, executive officer and other employee designated as a Designated Person must sign an acknowledgment that he or she has received a copy of this Policy and agrees to comply with its terms.
Further Inquiries
The Company encourages Insiders to reach out with any questions they may have with respect to any of the matters set forth in this Policy. All such questions should be directed to the Chief Legal Officer.
The Chief Legal Officer may consult with the Chair of the Nominating and Corporate Governance Committee as appropriate. The Chief Legal Officer may delegate any of his or her authority and/or responsibilities under this Policy to another member of the Company’s legal department at his or her discretion.

Annex A: Definition of Material Nonpublic Information
It is not possible to define all categories of material information concerning the Company. However, information should be treated as “Material Nonpublic Information” if:
•
there is a reasonable likelihood that the information would be considered important to a reasonable investor in making an investment decision with respect to the purchase or sale of Company securities, including any information that could be expected to affect the price of Company securities, whether it is positive or negative; and

•
the information has not been previously disclosed by the Company to the general public (for instance, through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website) or has been disclosed but not fully absorbed by the marketplace because sufficient time has not elapsed (for the purposes of this Policy, information will be not considered public until after the close of trading on the first full trading day following the Company’s widespread public release of the information). Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material Nonpublic Information.

In all cases in which an Insider is not certain that information in his or her possession is Material Nonpublic Information, the Insider should exercise caution and treat the information as if it is Material Nonpublic Information. There are, however, general categories of information that are particularly important to the Company and, as a general rule, should always be considered material, regardless of whether the information is considered to be positive or negative to a particular investment decision.
Examples of these types of information include, but are not limited to:
•	financial condition or results;
•	projections of future financial condition, operations or results;
•	receipt of or delay in receiving any key regulatory approvals;
•	significant changes or developments in products or product lines, research or technologies;
•	pending or proposed acquisitions or mergers;
•	pending or proposed acquisitions or dispositions of significant amounts of assets;
•	pending or proposed partnerships, joint ventures or spin-offs;
•	impending defaults on indebtedness, bankruptcy or other financial liquidity problem;
•	new major contracts, orders, suppliers, customers or finance sources, or the loss thereof;
•	pending or proposed stock splits, reverse stock splits, recapitalization plans, stock repurchases or calls of securities for redemption;
•	pending or proposed equity or debt offerings;
•	an imminent change in the Company’s credit rating by a rating agency;
•	significant financial exposure in actual or threatened litigation;
•	major changes in senior management;
•	significant cybersecurity incidents;
•	significant changes in dividend policy; and
•	significant pricing changes.
When securities transactions become the subject of inquiry, they are scrutinized after the fact, with the benefit of hindsight. As a result, before engaging in any transaction, all persons covered by this Policy should consider carefully how regulators and others might regard the transaction in hindsight. Although all transactions could be problematic in hindsight, sales or dispositions in particular have the potential to be very closely scrutinized after any adverse event that significantly impacts Company securities. Any person who is unsure whether the information that he or she possesses is material or nonpublic should consult the Chief Legal Officer for guidance before engaging in any transaction.

Annex B: Requirements for Trading Plans
All Trading Plans (and any amendment or modification thereto) must comply with Rule 10b5-1 of the Exchange Act, and must meet the following minimum conditions:
1. Pre-Approval. Anyone wishing to establish a Trading Plan must first receive approval from the Chief Legal Officer. Any Trading Plan must be submitted for approval in writing by email to the Chief Legal Officer at least five business days prior to the entry into such plan. The Trading Plan must be in writing and signed by the Insider.
2. Material Nonpublic Information and Black Out Periods. An Insider desiring to enter into or modify a Trading Plan must enter into or modify the plan at a time when he or she is not aware of any Material Nonpublic Information about the Company or otherwise subject to a Black Out Period, whether scheduled or unscheduled. Directors and officers will be required to certify that he or she is not aware of Material Nonpublic Information about the Company and is adopting or modifying the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of the Exchange Act Section 10(b) and Rule 10b-5.
3. Waiting Period. The Company requires a waiting period between the date the Trading Plan is adopted or modified and the date of the first transaction under such plan or following such modification. For directors and officers subject to Section 16 of the Exchange Act, the first transaction may not occur until the later of 90 days after the adoption or modification of the Trading Plan or the second business day following the public disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the Trading Plan was adopted or modified. For all other persons subject to this policy, the Company requires a 30-day waiting period between the date the Trading Plan is adopted or modified and the date of the first transaction under such Trading Plan or following such modification.
4. Timing of Plan Amendment, Modification or Termination. Each Trading Plan used by an Insider may be amended, modified or terminated only (a) when such individual is not subject to a Black Out Period, whether scheduled or unscheduled, (b) when the Insider does not otherwise possess Material Nonpublic Information about the Company, and (c) after approval by the Chief Legal Officer, unless terminated in the context of termination of employment or directorship. Amended and modified Trading Plans are subject to waiting periods described above.
5. Limited Discretion. Once the Trading Plan is adopted, the Insider must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.
6. Mandatory Suspension. Each Trading Plan used by an Insider must provide for suspension of trades under such plan (a) at the discretion of the Company, or (b) if legal, regulatory or contractual restrictions are imposed on the Insider, or other events occur, that would prohibit sales under such plan.
With respect to any purchase or sale under a Trading Plan, the third party effecting transactions on the behalf of the Insider should be instructed to send duplicative confirmations of all such transactions to the Chief Legal Officer (through email, duplicate confirmation directly from the broker, or otherwise) immediately, but no later than the day after execution of the transaction.
Subject to certain exceptions, no Insider may have more than one Trading Plan in effect at any given time. Any Insider that wishes to enter into more than one Trading Plan at the same time must first consult with the Chief Legal Officer.
All capitalized terms herein shall have the meanings assigned thereto in the Policy.

Annex C: Illustration of Black Out Period
June

M	TU	W	TR	F	SA	SU
				1	2	3
4	5	6	7	8	9	10
11	12	13	14	15	16	17
18	19	20	21	22	23	24
25	26	27	28	29	30

July

M	TU	W	TR	F	SA	SU
						1
2	3	4	5	6	7	8
9	10	11	12	13	14	15
16	17	18	19	20	21	22
23	24	25	26	27	28	29
30	31

Key Dates
Last day of fiscal quarter: June 30
Earnings release date: July 24 (pre-market)
Assuming no special Black Out Period has been designated.
First day of Black Out Period: June 20
Last day of Black Out Period: July 25

Exhibit 21.1
The AZEK Company Inc.
List of Subsidiaries

Entity	State	Country
The AZEK Group LLC	Delaware	United States
Scranton Products Inc.	Delaware	United States
CPG Sub I Corporation	Delaware	United States
AZEK Building Products LLC	Delaware	United States
WES, LLC	Minnesota	United States
UltraLox Technology, LLC	Minnesota	United States
Versatex Holdings, LLC	Delaware	United States
Versatex Building Products, LLC	Pennsylvania	United States
Return Polymers, Inc.	Ohio	United States
StruXure Outdoor, LLC	Georgia	United States
INTEX Millwork Solutions, LLC	New Jersey	United States
L.B. Plastics LLC	North Carolina	United States

Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-239188 and No. 333-263533) and the Registration Statement on Form S-3 ASR (No. 333-271968) of The AZEK Company Inc. of our report dated November 20, 2024 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLC

Chicago, Illinois
November 20, 2024

Exhibit 31.1
Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Jesse Singh, certify that:
1.	I have reviewed this Annual Report on Form 10-K of The AZEK Company Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 20, 2024	By:	/s/ Jesse Singh
Jesse Singh
Chief Executive Officer, President and Director
(Principal Executive Officer)

Exhibit 31.2
Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Peter Clifford, certify that:
1.	I have reviewed this Annual Report on Form 10-K of The AZEK Company Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 20, 2024	By:	/s/ Peter Clifford
Peter Clifford
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
In connection with the Annual Report on Form 10-K of The AZEK Company Inc., (the “Company”) for the period ended September 30, 2024 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 20, 2024	By:	/s/ Jesse Singh
Jesse Singh
Chief Executive Officer, President and Director
(Principal Executive Officer)

Exhibit 32.2
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
In connection with the Annual Report on Form 10-K of The AZEK Company Inc., (the “Company”) for the period ended September 30, 2024 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 20, 2024	By:	/s/ Peter Clifford
Peter Clifford
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Annex E
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from      to
Commission File Number: 001-39322
The AZEK Company Inc.
(Exact name of registrant as specified in its charter)

Delaware	90-1017663
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1330 W Fulton Street, Suite 350, Chicago, Illinois	60607
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 275-2935
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒
As of January 31, 2025, the registrant had 143,671,503 shares of Class A Common Stock, $0.001 par value per share, and no shares of Class B Common Stock, $0.001 par value per share, outstanding.

PART I
FINANCIAL INFORMATION
Item 1.	Financial Statements (Unaudited)
The AZEK Company Inc.
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars, except for share and per share amounts)
(Unaudited)

in thousands	December 31, 2024	September 30, 2024
ASSETS:
Current assets:
Cash and cash equivalents	$148,134	$164,025
Trade receivables, net of allowances	33,680	49,922
Inventories	256,755	223,682
Prepaid expenses	17,021	9,876
Other current assets	22,565	23,872
Total current assets	478,155	471,377
Property, plant and equipment - net	459,660	462,201
Goodwill	973,950	967,816
Intangible assets - net	146,295	154,518
Other assets	115,514	111,799
Total assets	$2,173,574	$2,167,711
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable	$47,725	$57,909
Accrued rebates	72,592	68,211
Current portion of long-term debt obligations	3,300	3,300
Accrued expenses and other liabilities	62,867	87,618
Total current liabilities	186,484	217,038
Deferred income taxes	42,518	42,342
Long-term debt—less current portion	428,819	429,668
Other non-current liabilities	128,112	121,798
Total liabilities	785,933	810,846
Commitments and contingencies (See Note 17)
Stockholders' equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued or outstanding at December 31, 2024 and September 30, 2024, respectively	—	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 157,849,527 shares issued at December 31, 2024 and 157,148,821 shares issued at September 30, 2024, respectively	158	157
Class B common stock, $0.001 par value; 100,000,000 shares authorized and no shares issued or outstanding at December 31, 2024 and at September 30, 2024, respectively	—	—
Additional paid-in capital	1,714,191	1,694,066
Retained earnings (accumulated deficit)	107,126	89,002
Accumulated other comprehensive income (loss)	(566)	(1,682)
Treasury stock, at cost, 14,294,005 and 14,134,558 shares at December 31, 2024 and September 30, 2024, respectively	(433,268)	(424,678)
Total stockholders' equity	1,387,641	1,356,865
Total liabilities and stockholders' equity	$2,173,574	$2,167,711

See Notes to Condensed Consolidated Financial Statements (Unaudited).

The AZEK Company Inc.
Condensed Consolidated Statements of Comprehensive Income
(In thousands of U.S. dollars, except for share and per share amounts)
(Unaudited)

	Three Months Ended December 31,
in thousands	2024	2023
Net sales	$285,429	$240,444
Cost of sales	181,878	149,794
Gross profit	103,551	90,650
Selling, general and administrative expenses	74,887	77,246
Loss on disposal of property, plant and equipment	1,414	2,185
Operating income	27,250	11,219
Other income and expenses:
Interest expense, net	7,663	7,910
Gain on sale of business	—	(38,515)
Total other (income) and expenses	7,663	(30,605)
Income before income taxes	19,587	41,824
Income tax expense	1,463	16,676
Net income	$18,124	$25,148
Other comprehensive income (loss):
Unrealized gain (loss) due to change in fair value of derivatives, net of tax	$1,116	$(3,095)
Total other comprehensive income (loss)	1,116	(3,095)
Comprehensive income	$19,240	$22,053

Net income per common share:
Basic	$0.13	$0.17
Diluted	0.12	0.17

Weighted-average common shares outstanding:
Basic	143,345,740	147,297,662
Diluted	145,380,814	148,876,282

See Notes to Condensed Consolidated Financial Statements (Unaudited).

The AZEK Company Inc.
Condensed Consolidated Statements of Stockholders’ Equity
(In thousands of U.S. dollars, except for share amounts)
(Unaudited)

	Common Stock				Treasury Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – September 30, 2024	157,148,821	$157	—	$ —	14,134,558	$(424,678)	$1,694,066	$89,002	$(1,682)	$1,356,865
Net income	—	—	—	—	—	—	—	18,124	—	18,124
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	1,116	1,116
Stock-based compensation	—	—	—	—	—	—	4,890	—	—	4,890
Exercise of vested stock options	503,055	1	—	—	—	—	11,672	—	—	11,673
Issuance of common stock under employee stock plan, net of shares withheld for taxes	197,651	—	—	—	—	—	(4,941)	—	—	(4,941)
Treasury stock purchases	—	—	—	—	159,447	(8,590)	8,504	—	—	(86)
Balance – December 31, 2024	157,849,527	158	—	—	14,294,005	(433,268)	1,714,191	107,126	(566)	1,387,641

	Common Stock				Treasury Stock		Additional Paid-In Capital	(Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – September 30, 2023	155,967,736	$156	100	$ —	8,268,423	$(189,666)	$1,662,322	$(64,377)	$1,878	$1,410,313
Net income	—	—	—	—	—	—	—	25,148	—	25,148
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(3,095)	(3,095)
Stock-based compensation	—	—	—	—	—	—	8,422	—	—	8,422
Exercise of vested stock options	136,885	—	—	—	—	—	3,238	—	—	3,238
Issuance of common stock under employee stock plan, net of shares withheld for taxes	236,482	—	—	—	—	—	(3,822)	—	—	(3,822)
Conversion of Class B common stock into Class A common stock	100	—	(100)	—	—	—	—	—	—	—
Treasury stock purchases	—	—	—	—	2,291,607	(80,800)	(20,000)	—	—	(100,800)
Balance – December 31, 2023	156,341,203	156	—	—	10,560,030	(270,466)	1,650,160	(39,229)	(1,217)	1,339,404

See Notes to Condensed Consolidated Financial Statements (Unaudited).

The AZEK Company Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)
(Unaudited)

	Three Months Ended December 31,
	2024	2023
Operating activities:
Net income	$18,124	$25,148
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Depreciation	24,332	21,773
Amortization of intangibles	8,723	10,164
Non-cash interest expense	406	412
Non-cash lease expense	2	(48)
Deferred income tax benefit	(193)	(8,192)
Non-cash compensation expense	4,890	8,422
Loss on disposition of property, plant and equipment	1,414	2,185
Gain on sale of business	—	(38,515)
Changes in certain assets and liabilities:
Trade receivables	16,242	21,151
Inventories	(33,073)	(61,344)
Prepaid expenses and other currents assets	(5,838)	(1,920)
Accounts payable	(5,515)	(9,319)
Accrued expenses and interest	(17,770)	15,125
Other assets and liabilities	1,821	(1,330)
Net cash provided by (used in) operating activities	13,565	(16,288)
Investing activities:
Purchases of property, plant and equipment	(21,596)	(17,681)
Proceeds from disposition of fixed assets	254	122
Divestiture, net of cash disposed	—	133,089
Acquisitions, net of cash acquired	(11,000)	—
Net cash provided by (used in) investing activities	(32,342)	115,530
Financing activities:
Payments on 2024 Term Loan Facility	(1,100)	—
Payments on Term Loan Agreement	—	(1,500)
Principal payments of finance lease obligations	(865)	(713)
Exercise of vested stock options	11,672	3,238
Cash paid for shares withheld for taxes	(4,941)	(3,822)
Purchases of treasury stock	—	(100,000)
Excise taxes for share repurchase	(1,880)	—
Net cash provided by (used in) financing activities	2,886	(102,797)
Net increase in cash and cash equivalents	(15,891)	(3,555)
Cash and cash equivalents – Beginning of period	164,025	278,314
Cash and cash equivalents – End of period	$148,134	$274,759
Supplemental cash flow disclosure:
Cash paid for interest, net of amounts capitalized	$8,907	$11,403
Cash paid for income taxes, net	613	1,351
Supplemental non-cash investing and financing disclosure:
Capital expenditures in accounts payable at end of period	$4,825	$2,603
Right-of-use operating and finance lease assets obtained in exchange for lease liabilities	7,090	2,460

See Notes to Condensed Consolidated Financial Statements (Unaudited).

The AZEK Company Inc.
Notes to Condensed Consolidated Financial Statements
(In thousands of U.S. dollars, unless otherwise specified)
(Unaudited)
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a. Organization
The AZEK Company Inc. (the “Company”, “we”, “us” or “our”) is a Delaware corporation that holds all of the limited liability company interests in The AZEK Group LLC (f/k/a CPG International LLC), the entity which directly and indirectly holds all of the equity interests in the operating subsidiaries. The Company is an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable building products for residential, commercial and industrial markets. The Company’s products include decking, railing, trim, siding, cladding, porch, moulding, pergolas and cabanas, outdoor furniture, bathroom and locker systems, and, prior to the Company’s divestiture of its Vycom business, also included extruded plastic sheet products and other non-fabricated products for special applications in industrial markets. The Company operates in various locations throughout the United States. The Company’s residential products are primarily branded under the brand names AZEK®, TimberTech®, VERSATEX®, ULTRALOX®, StruXure® and INTEX®, while the commercial products are branded under brand names including Scranton Products®, Aria Partitions®, Eclipse Partitions®, Hiny Hiders® partitions, Tufftec Lockers® and Duralife Lockers®.
b. Summary of Significant Accounting Policies
Basis of Presentation
The Company operates on a fiscal year ending September 30. The accompanying unaudited Condensed Consolidated Financial Statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position, its results of operations and cash flows for the interim periods presented. The results of operations for the three months ended December 31, 2024 and the cash flows for the three months ended December 31, 2024 are not necessarily indicative of the results to be expected for the full fiscal year or any other period. The Company’s financial condition and results of operations are affected by a number of factors, including, but not limited to, the cost to manufacture and distribute products, cost of raw materials, inflation, consumer spending and preferences, interest rates, the impact of any supply chain disruptions, economic conditions, and/or any adverse effects from geopolitical conflicts, global health pandemics and other factors beyond the Company’s control. Management cannot predict the degree to, or the period over, which the Company may be affected by such factors.
The accompanying unaudited Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended September 30, 2024 (the “2024 Form 10-K”) filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2024. The Condensed Consolidated Balance Sheet as of September 30, 2024 was derived from the audited financial statements at that date. There have been no material changes in the Company’s significant accounting policies from those that were disclosed in on the 2024 Form 10-K, except as noted below.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognition, reserves for excess inventory, inventory obsolescence, inventory valuation, product warranties, customer rebates, stock-based compensation, litigation, income taxes, contingent consideration, goodwill and intangible asset valuation and accounting for long-lived assets. Management’s estimates and assumptions are evaluated on an ongoing basis and are based on historical experience, current conditions and available information. Actual results may differ from estimated amounts. Estimates are revised as additional information becomes available.

Accounting Policies
Refer to the 2024 Form 10-K for a discussion of the Company’s accounting policies, as updated below and for recently adopted accounting standards.
Research and Development Costs
Research and development costs primarily relate to new product development, product claims support and manufacturing process improvements. Such costs are expensed as incurred and are included in “Selling, general and administrative expenses” within the Condensed Consolidated Statements of Comprehensive Income (Loss). Total research and development expenses were $4.0 million and $3.1 million, respectively, for the three months ended December 31, 2024 and 2023.
Recently Adopted Accounting Pronouncements
None.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires all public entities that are subject to segment reporting requirements to disclose additional information, including significant segment expenses and other segment items on an annual and interim basis. It also requires the disclosure of the title and the position of the chief operating decision maker and how the reported measures are used for making business decisions. This standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company intends to adopt the updated standard for the annual reporting period beginning October 1, 2024. The Company does not expect the adoption of this standard will have a material impact on its disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard expands the disclosure requirements primarily on the rate reconciliation and income tax paid. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company intends to adopt the updated standard for the annual reporting period beginning October 1, 2025. The Company does not expect the adoption of this standard will have a material impact on its disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company intends to adopt the updated standard for the annual reporting period beginning October 1, 2027. The Company is currently evaluating the impact the adoption of this standard will have on its disclosure.

2. REVENUE
The Company recognizes revenues when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, at a point in time, when shipping occurs.
The Company also engages in customer rebates, which are recorded in “Net sales” in the Condensed Consolidated Statements of Comprehensive Income (Loss) and in “Accrued rebates” and “Trade receivables” in the Condensed Consolidated Balance Sheets. The Company recorded accrued rebates of $72.6 million and $67.9 million as of December 31, 2024 and 2023, respectively, and contra trade receivables of $7.1 million and $4.5 million as of December 31, 2024 and 2023, respectively. The rebate activity was as follows (in thousands):

	Three Months Ended December 31,
	2024	2023
Beginning balance	$74,796	$66,958
Rebate expense	20,719	22,239
Rebate payments	(15,851)	(16,804)
Ending balance	$79,664	$72,393

The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance.
3. DIVESTITURE
On November 1, 2023, the Company completed the sale of its Vycom business within the Commercial segment for net proceeds of approximately $131.8 million. The divestiture allowed the Company to focus on the highest value portions of its business and provided additional cash to finance its capital allocation priorities. The gain on sale of $37.7 million was recognized in “Gain on sale of business” within the Condensed Consolidated Statements of Comprehensive Income (Loss) for the year ended September 30, 2024. The Company did not report the sale in discontinued operations as it was not a strategic shift that would have a major effect on the Company's operations and financial results.
See Note 12 for more information on the Commercial segment.
4. INVENTORIES
Inventories are valued at the lower of cost or net realizable value, and are reduced for slow-moving and obsolete inventory. The inventories cost is recorded at standard cost, which approximates actual cost, on a first-in first-out (“FIFO”) basis. Inventories consisted of the following (in thousands):

in thousands	December 31, 2024	September 30, 2024
Raw materials	$54,357	$52,370
Work in process	26,112	25,650
Finished goods	176,286	145,662
Total inventories	$256,755	$223,682

5. PROPERTY, PLANT AND EQUIPMENT—NET
Property, plant and equipment – net consisted of the following (in thousands):

	December 31, 2024	September 30, 2024
Land	$3,209	$3,209
Buildings and improvements	128,721	115,828
Manufacturing equipment	684,504	668,044
Computer equipment	35,419	34,535
Furniture and fixtures	7,473	7,996
Vehicles	2,407	2,375
Total property, plant and equipment	861,733	831,987
Construction in progress	48,451	59,006
	910,184	890,993
Accumulated depreciation	(450,524)	(428,792)
Total property, plant and equipment – net	$459,660	$462,201

Depreciation expense was approximately $22.6 million and $20.5 million in the three months ended December 31, 2024 and 2023, respectively. During the three months ended December 31, 2024 and 2023, $0.2 million and $1.1 million of interest was capitalized, respectively.
6. GOODWILL AND INTANGIBLE ASSETS—NET
Goodwill
Goodwill consisted of the following (in thousands):

	Residential	Commercial	Total
Goodwill before impairment as of September 30, 2024	$953,882	$13,934	$967,816
Accumulated impairment losses as of September 30, 2024	—	—	—
Goodwill, net as of September 30, 2024	$953,882	$13,934	$967,816
Acquisition	$6,134	$—	$6,134
Goodwill before impairment as of December 31, 2024	$960,016	$13,934	$973,950
Accumulated impairment losses as of December 31, 2024	—	—	—
Goodwill, net as of December 31, 2024	$960,016	$13,934	$973,950

During the three months ended December 31, 2024, the Company acquired a business for $12.0 million, which consisted of $11.0 million cash and $1.0 million contingent consideration. The business is included in our Residential segment and was deemed immaterial.

Intangible assets, net
The Company did not have any indefinite lived intangible assets other than goodwill as of December 31, 2024 and September 30, 2024. Finite-lived intangible assets consisted of the following (in thousands):

		December 31, 2024
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Proprietary knowledge	10 — 15	$300,490	$(271,403)	$29,087
Trademarks	5 — 20	217,730	(169,627)	48,103
Customer relationships	12 — 19	156,952	(89,477)	67,475
Patents	9 — 10	8,500	(6,900)	1,600
Other intangibles	3 — 15	4,075	(4,045)	30
Total intangible assets		$687,747	$(541,452)	$146,295

		September 30, 2024
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Propriety knowledge	10 — 15	$300,490	$(268,358)	$32,132
Trademarks	5 — 20	217,730	(167,015)	50,715
Customer relationships	12 — 19	156,452	(86,600)	69,852
Patents	9 — 10	8,500	(6,715)	1,785
Other intangible assets	3 — 15	4,076	(4,042)	34
Total intangible assets		$687,248	$(532,730)	$154,518

Amortization expense was $8.7 million and $10.2 million in the three months ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the remaining weighted-average amortization period for acquired intangible assets was 10.4 years.
7. COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS
Allowance for Doubtful Accounts
Allowance for doubtful accounts consisted of the following (in thousands):

	Three Months Ended December 31,
	2024	2023
Beginning balance	$941	$1,773
Provision (release)	58	(433)
Divestiture	—	(32)
Ending balance	$999	$1,308

Accrued Expenses and Other Liabilities
Accrued expenses consisted of the following (in thousands):

	December 31, 2024	September 30, 2024
Employee related liabilities	$23,768	$45,099
Warranty	5,634	4,311
Marketing	4,728	3,465
Customer deposits	4,198	4,688
Lease liability – operating	4,158	4,547

	December 31, 2024	September 30, 2024
Lease liability – finance	3,868	3,639
Freight	3,509	2,209
Professional fees	2,646	4,674
Utilities	2,172	2,810
Taxes	2,061	3,707
Construction in progress	979	1,355
Commissions	863	1,171
Interest rate swaps	752	1,902
Other	3,531	4,041
Total accrued expenses and other current liabilities	$62,867	$87,618

8. DEBT
Debt consisted of the following (in thousands):

	December 31, 2024	September 30, 2024
2024 Term Loan due September 26, 2031 — SOFR + 2.00% (6.36% at December 31, 2024 and 6.85% at September 30, 2024)	$438,900	$440,000
2024 Revolving Credit Facility through September 26, 2029 - SOFR + 1.0% + 0.5%	—	—
Total	438,900	440,000
Less unamortized deferred financing costs	(2,955)	(3,065)
Less unamortized original issue discount	(3,826)	(3,967)
Less current portion	(3,300)	(3,300)
Long-term debt – less current portion and unamortized deferred financing costs	$428,819	$429,668

Previous Credit Facilities
The Term Loan Agreement was a first lien term loan entered into on April 28, 2022 by the Company's wholly-owned subsidiary, The AZEK Group LLC. On September 26, 2024, the obligations under the Term Loan Agreement were paid off in full and the Term Loan Agreement was terminated. On September 26, 2024, The AZEK Group LLC entered into a new $440.0 million first lien term loan facility (the “2024 Term Loan Facility”), the proceeds of which were applied, among other uses, to prepay the obligations of the Term Loan Agreement in full.
The AZEK Group LLC had also entered into a revolving credit facility, as amended and restated from time to time (the “Revolving Credit Facility”), with certain of the Company's direct and indirect subsidiaries and certain lenders party thereto. The Revolving Credit Facility provided for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base was limited to a set percentage of eligible accounts receivable and inventory, less reserves that may be established by the administrative agent and the collateral agent in the exercise of their reasonable credit judgment. The AZEK Group LLC had the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions. On September 26, 2024, the Revolving Credit Facility was terminated. On September 26, 2024, the AZEK Group LLC entered into a new $375.0 million first lien revolving credit facility (the “2024 Revolving Credit Facility” and, together with the 2024 Term Loan Facility, the “Senior Secured Credit Facilities”).
A “commitment fee” accrued on any unused portion of the commitments under the Revolving Credit Facility during the preceding three calendar month period. The commitment fees were $0.1 million under the Revolving Credit Facility for the three months ended December 31, 2023.
Current Credit Facilities
On September 26, 2024, The AZEK Group LLC (the “Borrower”), entered into a senior credit agreement (the “Senior Secured Credit Agreement”), consisting of the Senior Secured Credit Facilities.

The 2024 Term Loan Facility will mature on September 26, 2031, subject to acceleration or prepayment. Commencing on March 31, 2025, the 2024 Term Loan Facility will amortize in equal quarterly installments of 0.25% of the aggregate principal amount of the loans outstanding, subject to reduction for certain prepayments. The 2024 Revolving Credit Facility will mature on September 26, 2029 and the 2024 Revolving Credit Facility will not amortize.
All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed jointly and severally by (i) the Company, (ii) the Borrower and (iii) the wholly owned domestic subsidiaries of the Borrower (the “Guarantors”). All future wholly-owned domestic subsidiaries of the Borrower will be required to guarantee the Senior Secured Credit Facilities, except to the extent such subsidiary is an immaterial subsidiary or an excluded subsidiary. The Senior Secured Credit Facilities are secured by a first priority security interest in the membership interests of the Borrower and substantially all of the present and future assets of the Borrower and the Guarantors named therein, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The interest rate applicable to loans under the 2024 Term Loan Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate plus ½ of 1.00%, (b) the Prime Rate and (c) the one-month Term SOFR plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.50% per annum, plus an applicable margin of 1.00% and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.50%, plus an applicable margin of 2.00%.
The interest rate applicable to loans under the 2024 Revolving Credit Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate (as defined in the Senior Secured Credit Agreement) plus ½ of 1.00%, (b) the Prime Rate (as defined in the Senior Secured Credit Agreement) and (c) the one-month Term SOFR (as defined in the Senior Secured Credit Agreement) plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.00% per annum, plus an applicable margin between 0.50% and 1.25%, depending on the Company's first lien net leverage ratio and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.00%, plus an applicable margin between 1.50% and 2.25%, depending on the first lien net leverage ratio.
The Senior Secured Credit Facilities may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than, (i) any breakage costs in connection with voluntary prepayments of Term SOFR Loans, and (ii) the Prepayment Premium, if applicable), subject to certain customary conditions. The Senior Secured Credit Agreement also requires mandatory prepayments of loans under the Senior Secured Credit Facilities from the proceeds of certain debt issuances and certain asset dispositions (subject to certain reinvestment rights) and, commencing with the fiscal year ended September 30, 2025, a percentage of excess cash flow (subject to step-downs upon Borrower achieving certain leverage ratios and other reductions in connection with other debt prepayments). The Senior Secured Credit Agreement contains affirmative covenants, negative covenants and financial maintenance covenants that are customary for agreements of this type. The Senior Secured Credit Agreement includes customary events of default, including upon the occurrence of a change of control.
As of December 31, 2024 and September 30, 2024, The AZEK Group LLC had $438.9 million and $440.0 million outstanding under the 2024 Term Loan Facility.
The AZEK Group LLC had no outstanding borrowings under the 2024 Revolving Credit Facility as of December 31, 2024 and September 30, 2024, respectively. In addition, The AZEK Group LLC had $2.3 million and $2.2 million of outstanding letters of credit held against the 2024 Revolving Credit Facility as of December 31, 2024 and September 30, 2024, respectively. The AZEK Group LLC had approximately $372.7 million available under the 2024 Revolving Credit Facility for future borrowings as of December 31, 2024.
As of December 31, 2024 and September 30, 2024, unamortized deferred financing fees related to the 2024 Term Loan Facility were $2.9 million and $3.1 million. As of December 31, 2024 and September 30, 2024, unamortized deferred financing costs, net of accumulated amortization, related to the 2024 Revolving Credit Facility were $3.0 million and $3.1 million.

A “commitment fee” accrues on any unused portion of the commitments under the 2024 Revolving Credit Facility during the preceding three calendar month period. The commitment fee is determined based on the first lien net leverage ratio and can range from 20 basis points to 35 basis points. The commitment fees were $0.2 million for the three months ended December 31, 2024.
Interest expense consisted of the following (in thousands):

	Three Months Ended December 31,
	2024	2023
Interest expense:
2024 Term Loan Facility	$7,337	$—
Term Loan Agreement	—	11,358
2024 Revolving Credit Facility	200	—
Revolving Credit Facility	—	150
Other	1,385	1,123
Amortization – Deferred financing costs
2024 Term Loan Facility	531	—
Term Loan Agreement	—	179
2024 Revolving Credit Facility	155	—
Revolving Credit Facility	—	66
Amortization – Original issue discount
2024 Term Loan Facility	142	—
Term Loan Agreement	—	167
Capitalized interest	(157)	(1,079)
Interest expense	9,593	11,964
Interest income	(1,930)	(4,054)
Interest expense, net	$7,663	$7,910

See Note 11 for the fair value of the Company’s debt as of December 31, 2024 and September 30, 2024.
9. PRODUCT WARRANTIES
The Company provides product assurance warranties of various lengths ranging from 5 years to lifetime for limited coverage for a variety of material and workmanship defects based on standard terms and conditions between the Company and its customers. Warranty coverage depends on the product involved. The warranty reserve activity consisted of the following (in thousands):

	Three Months Ended December 31,
	2024	2023
Beginning balance	$18,291	$17,012
Adjustments to reserve	1,967	(388)
Warranty claims payment	(994)	(782)
Ending balance	19,264	15,842
Current portion of accrued warranty	(5,634)	(3,740)
Accrued warranty – less current portion	$13,630	$12,102

10. LEASES
The Company leases vehicles, machinery, manufacturing facilities, office space, land, and equipment under both operating and finance leases. The Company determines if an arrangement is a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As of December 31, 2024 and September 30, 2024, amounts associated with leases are included in Other assets, Accrued expenses and other liabilities and Other non-current liabilities in the Company’s Condensed Consolidated Balance Sheet.

For leases with initial terms greater than 12 months, the Company considers these right-of-use assets, or ROU assets, and records the related asset and obligation at the present value of lease payments over the term. For leases with initial terms equal to or less than 12 months, the Company does not consider them as ROU assets and instead considers them short-term lease costs that are recognized on a straight-line basis over the lease term. The Company’s leases may include escalation clauses, renewal options and/or termination options that are factored into the determination of lease term and lease payments when it is reasonably certain the option will be exercised. Renewal options range from 1 year to 20 years.
Lease assets and lease liabilities as of December 31, 2024 and September 30, 2024 were as follows (in thousands):

Leases	Classification on Balance Sheet	December 31, 2024	September 30, 2024
Assets
ROU operating lease assets	Other assets	$21,685	$22,881
ROU finance lease assets	Other assets	85,320	79,916
Total lease assets		$107,005	$102,797
Liabilities
Current
Operating	Accrued expenses and other liabilities	$4,158	$4,547
Finance	Accrued expenses and other liabilities	3,868	3,639
Non-current
Operating	Other non-current liabilities	19,869	20,675
Finance	Other non-current liabilities	91,466	85,496
Total lease liabilities		$119,361	$114,357

The components of lease expense for the three months ended December 31, 2024 and 2023 were as follows:

	Three Months Ended December 31,
(in thousands)	2024	2023
Operating lease expense	$1,577	$1,478
Finance lease amortization of assets	1,685	1,301
Finance lease interest on lease liabilities	1,380	1,107
Short term	129	86
Sublease income	(4)	(28)
Total lease expense	$4,767	$3,944

The tables below present supplemental information related to leases as of December 31, 2024 and September 30, 2024:

	December 31, 2024	September 30, 2024
Weighted-average remaining lease term (years)
Operating leases	8.7	8.6
Finance leases	22.5	23.2
Weighted-average discount rate
Operating leases	6.6%	6.5%
Finance leases	6.3%	6.2%

The following table summarizes the maturities of lease liabilities at December 31, 2024:

(in thousands)	Operating Leases	Finance Leases	Total
2025	$4,405	$7,014	$11,419
2026	4,310	9,326	13,636
2027	3,718	9,917	13,635
2028	2,894	6,993	9,887
2029	2,688	6,508	9,196
Thereafter	14,649	140,207	154,856
Total lease payments	32,664	179,965	212,629
Less: interest	(8,637)	(84,631)	(93,268)
Present value of lease liability	$24,027	$95,334	$119,361

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
FASB Accounting Standards Codification (“ASC”) requirements for Fair Value Measurements and Disclosures establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs, due to little or no market activity for the asset or liability, such as internally-developed valuation models. The Company does not have any assets or liabilities measured at fair value on a recurring basis that are Level 3.
Derivative Instruments
The Company’s objective in using interest rate derivative instruments is to hedge against interest rate volatility associated with its Senior Secured Credit Facilities by converting a portion of its floating rate debt to fixed rate debt. In November 2022, the Company entered into two interest rate swap agreements with Barclays Bank PLC to manage interest rate risk related to Term Loan. Each agreement has a notional amount of $150 million and will expire on October 31, 2025. One agreement swaps variable interest at a rate based on SOFR with a fixed rate of 4.39% and the second with a fixed rate of 4.48%.
In connection with the 2024 Term Loan refinancing on September 26, 2024, the hedging relationship between the two interest rate swaps and the 2022 Term Loan Agreement was de-designated and the new hedging relationship between these interest rate swaps and the 2024 Term Loan Facility was simultaneously re-designated. All key terms of the interest rate swap agreements remain the same at re-designation. See Note 8 for additional information on the current credit facilities.
At the inceptions of the swap agreements and as of December 31, 2024, both swaps were designated and qualified as cash flow hedges in accordance with ASC 815. The gain (loss) is recorded in Accumulated other comprehensive income (loss) and then reclassified into Interest expense in the same period in which the hedged transaction affects earnings. As of December 31, 2024, the Company expects to reclass approximately $0.8 million ($0.6 million after-tax) as an increase to interest expense in the next 12 months.
The following table provides the fair values of the interest rate derivative instruments as well as their classifications on the Balance Sheet as of December 31, 2024 and September 30, 2024 (in thousands):

			Fair Value as of
	Fair Value Hierarchy	Balance Sheet Location	December 31, 2024	September 30, 2024
Liabilities
Interest rate swaps	Level 2	Other current liabilities	$752	$1,902
Interest rate swaps	Level 2	Other non-current liabilities	$—	$335

The Company estimates the fair value of interest rate swaps using a valuation model based on observable market data, such as yield curves. Both swaps are classified as Level 2 measurement in the fair value hierarchy.
The following tables summarize the effects of the interest rate derivative instruments on Accumulated other comprehensive income (loss) for the three months ended December 31, 2024 and 2023 (in thousands):

	Before-tax Amount	Income Tax Expense	Net of Tax Amount
Balance – September 30, 2024	$(2,237)	$(555)	$(1,682)
Amount of gain recognized in other comprehensive income (loss)	1,689	423	1,266
Amount of gain reclassified from accumulated other comprehensive income (loss) into net income	(204)	(54)	(150)
Balance – December 31, 2024	$(752)	$(186)	$(566)

	Before-tax Amount	Income Tax Expense	Net of Tax Amount
Balance – September 30, 2023	$2,493	$615	$1,878
Amount of loss recognized in other comprehensive income (loss)	(3,437)	(840)	(2,597)
Amount of gain reclassified from accumulated other comprehensive income (loss) into net income	(678)	(180)	(498)
Balance – December 31, 2023	$(1,622)	$(405)	$(1,217)

Other Financial Instruments
The carrying values and the estimated fair values of the debt financial instruments (Level 2 measurements) consisted of the following (in thousands):

	December 31, 2024		September 30, 2024
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
2024 Term Loan Facility due September 26, 2031	$438,900	$443,289	$440,000	$443,300

12. SEGMENTS
Operating segments for the Company are determined based on information used by the chief operating decision maker (“CODM”) in deciding how to evaluate performance and allocate resources to each of the segments. The CODM reviews Adjusted EBITDA and Adjusted EBITDA Margin as the key segment measures of performance. Adjusted EBITDA is defined as segment operating income (loss) plus depreciation and amortization, adjusted by adding thereto or subtracting therefrom stock-based compensation costs, acquisition and divestiture costs, and certain other items of expense and income. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net sales.
The Company has two reportable segments, Residential and Commercial. The reportable segments were determined primarily based on products and end markets as follows:
•
Residential—The Residential segment manufactures and distributes decking, rail, trim, moulding, pergolas and cabanas and accessories through a national network of dealers and distributors and multiple home improvement retailers providing extensive geographic coverage and enabling the Company to effectively serve contractors. This segment is impacted by trends in and the strength of home repair and remodel activity.

•
Commercial—The Commercial segment manufactures, fabricates and distributes lockers and bathroom partitions. This segment is impacted by trends in and the strength of the repair and remodel sector and the new construction sector. This segment also previously included the Company’s Vycom business, which manufactured resin-based extruded sheeting products for a variety of commercial and industrial applications. The Company sold the Vycom business on November 1, 2023. See Note 3 for additional information on the divestiture.

The segment data below includes data for Residential and Commercial for the three months ended December 31, 2024 and 2023 (in thousands).

	Three Months Ended December 31,
	2024	2023
Net sales to customers
Residential	$271,999	$223,000
Commercial	13,430	17,444
Total	$285,429	$240,444
Adjusted EBITDA
Residential	$64,380	$51,979
Commercial	1,488	2,905
Total Adjusted EBITDA for reporting segments	$65,868	$54,884
Adjustments to Income before income tax provision
Depreciation and amortization	(33,055)	(31,937)
Stock-based compensation costs	(4,890)	(8,468)
Acquisition and divestiture costs(1)	(149)	(492)
Gain on sale of business(2)	—	38,515
Other costs(3)	(524)	(2,768)
Interest expense, net	(7,663)	(7,910)
Income before income tax provision	$19,587	$41,824

(1)
Acquisition and divestiture costs reflect costs related to acquisitions of $0.1 million in the three months ended December 31, 2024, and costs related to divestitures of $0.5 million in the three months ended December 31, 2023.

(2)	Gain on sale of business relates to the sale of the Vycom business.
(3)
Other costs include costs related to the restatement of the Company’s consolidated financial statements and condensed consolidated interim financial information for each of the quarters within fiscal years ended September 30, 2023 and 2022, and for the fiscal quarter ended December 31, 2023 (the “Restatement”) of $0.2 million in the three months ended December 31, 2024, costs related to the removal of dispensable equipment resulting from a modification of the Company's manufacturing process of $2.4 million in the three months ended December 31, 2023, reduction in workforce costs of $0.3 million in the three months ended December 31, 2023, costs for legal expenses of $0.1 million in the three months ended December 31, 2023, and other costs of $0.3 million for the three months ended December 31, 2024.

13. CAPITAL STOCK
Share Repurchase Program
On May 5, 2022, the Board of Directors authorized the Company to repurchase up to $400 million of the Company’s Class A common stock (the “2022 Share Repurchase Authorization”). On June 12, 2024, the Board of Directors authorized the Company to repurchase up to $600 million of the Company’s Class A common stock (together with the 2022 Share Repurchase Authorization, the “Share Repurchase Program”) in addition to the then remaining approximately $76 million available pursuant to the 2022 Share Repurchase Authorization. The Share Repurchase Program allows the Company to repurchase its shares opportunistically from time to time. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, accelerated share repurchases or tender offers, some of which may be effected through Rule 10b5-1 plans, or a combination of the foregoing. The timing of repurchases will depend upon several factors, including market and business conditions, and repurchases may be discontinued at any time.

The table below summarizes the Company's repurchases of its Class A common stock during the three months ended December 31, 2024 and 2023 (in thousands, except per share amount):

	Three Months Ended December 31,
	2024	2023
Total number of shares repurchased	159	2,292
Reacquisition cost(1), (2), (3)	$85	$100,800
Average price per share	$53.87	$35.26

(1)
On August 13, 2024, the Company entered into a $50 million accelerated share repurchase agreement (the “August 2024 ASR”), with JPMorgan Chase Bank (“JPMorgan”). JPMorgan delivered approximately 1 million initial shares to the Company on August 14, 2024, based on the closing price of the Company’s Class A common stock of $40.00 on August 13, 2024. The total value of the initial shares represents 80% of the August 2024 ASR. JPMorgan terminated the August 2024 ASR on November 25, 2024 and delivered 159,447 additional shares to the Company on November 26, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by the Company pursuant to the August 2024 ASR was $43.12.

(2)
On December 4, 2023, the Company entered into a $100 million accelerated share repurchase agreement (the “December 2023 ASR”) with Goldman Sachs & Co. LLC (“Goldman Sachs”). Goldman Sachs delivered 2,291,607 initial shares to the Company on December 6, 2023, based on the closing price of the Company’s Class A common stock of $34.91 on December 4, 2023. The total value of the initial shares represents 80% of the December 2023 ASR. Goldman Sachs terminated the December 2023 ASR on February 5, 2024 and delivered 434,100 additional shares of Class A common stock to the Company on February 7, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by the Company pursuant to the December 2023 ASR was $36.69.

(3)	The Company recognized $0.1 million and $0.8 million excise tax as reacquisition cost of share repurchases for the three months ended December 31, 2024 and 2023, respectively.
As of December 31, 2024, the Company had approximately $557.0 million available for repurchases under the Share Repurchase Program.
14. STOCK-BASED COMPENSATION
The Company grants stock-based awards to attract, retain and motivate key employees and directors.
The 2020 Omnibus Incentive Compensation Plan (“2020 Plan”), provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and performance-based or other equity-related awards to the Company’s employees and directors. The maximum aggregate number of shares that may be issued under the 2020 Plan is 15,852,319 shares with 1,951,786 shares remaining in the reserve. The total aggregate number of shares may be adjusted as determined by the Board of Directors.
On December 11, 2023, the Compensation Committee of the Board of Directors authorized certain changes to a former employee’s stock-based awards which were effective in connection with his retirement. These changes allow certain awards to continue to vest in due course following retirement and extend the exercisability of certain outstanding and exercisable stock options to the end of the contractual term of the options. This resulted in a Type III Modification (improbable to probable) as defined in accounting guidance, accounted for as a cancellation of the original award and an issuance of a new grant, as well as, a Type I Modification (probable to probable), accounted for as an exchange of the original award for a new grant under the revised terms. The modifications resulted in $1.9 million of stock-based compensation expense in the three months ended December 31, 2023.
Stock-based compensation expense for the three months ended December 31, 2024 and 2023 was $4.9 million and $8.5 million, respectively, recognized in “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Income (Loss). Total income tax benefit for the three months ended December 31, 2024 and 2023 was $1.2 million and $1.7 million, respectively. As of December 31, 2024, the Company had not yet recognized compensation cost on unvested stock-based awards of $35.3 million, with a weighted average remaining recognition period of 2.2 years.
The Company uses the Black Scholes pricing model to estimate the fair value of its service-based awards as of the grant date. Under the terms of the 2020 Plan, all stock options will expire if not exercised within 10 years of the grant date.

The following table sets forth the significant assumptions used for the calculation of stock-based compensation expense for the three months ended December 31, 2024 and 2023:

	December 15, 2024	December 15, 2023
	Grant Date	Grant Date
Risk-free interest rate	4.29%	3.93%
Expected volatility	40.00%	40.00%
Expected term (in years)	6.00	6.00
Expected dividend yield	0.00%	0.00%

Stock Options
The following table summarizes the performance-based stock option activity for the three months ended December 31, 2024:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2024	849,348	$23.00
Granted	—	—
Exercised	(199,804)	23.00
Cancelled/Forfeited	—	—
Outstanding at December 31, 2024	649,544	23.00	5.4	15,894
Vested and exercisable at December 31, 2024	649,544	$23.00	5.4	15,894

The following table summarizes the service-based stock option activity for the three months ended December 31, 2024:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2024	2,879,532	$26.11
Granted	86,876	53.51
Exercised	(303,251)	23.34
Cancelled/Forfeited	—	—
Outstanding at December 31, 2024	2,663,157	27.32	6.2	54,201
Vested and exercisable at December 31, 2024	2,339,754	$25.79	5.9	50,732

Performance Restricted Stock Units
Performance restricted stock units were granted to officers and certain employees of the Company and represent the right to earn shares of Company common stock based on the achievement of company-wide financial performance targets, including net sales, return on net tangible assets, adjusted return on invested capital, and Adjusted EBITDA during the three-year performance period. Compensation cost is amortized into expense over the performance period, which is generally three years, and is based on the probability of meeting performance targets. The fair value of each performance share award is based on the closing stock price on the date of grant.

A summary of the performance-based restricted stock unit awards activity for the three months ended December 31, 2024 presented at target (unless otherwise noted) was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2024	590,072	$29.65
Granted	146,562	53.51
Granted adjustment(1)	(52,782)	43.14
Vested	(55,859)	43.04
Forfeited	—	—
Outstanding and unvested at December 31, 2024	627,993	$32.90

(1)	The fiscal year 2022 grant vested in December 2024 and 52,782 shares were reversed in connection therewith.
Restricted Stock Units
A summary of the service-based restricted stock unit awards activity for the three months ended December 31, 2024 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2024	677,024	$29.90
Granted	185,135	52.60
Vested	(238,241)	29.68
Forfeited	(7,181)	29.79
Outstanding and unvested at December 31, 2024	616,737	$36.80

15. EARNINGS PER SHARE
The Company computes earnings per common share (“EPS”) under the two-class method which requires the allocation of all distributed and undistributed earnings attributable to the Company to common stock and other participating securities based on their respective rights to receive distributions of earnings or losses. The Company’s Class A common stock and Class B common stock equally share in distributed and undistributed earnings, and, therefore, no allocation to participating securities or dilutive securities is performed.
Basic EPS attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding. Diluted EPS is calculated by adjusting weighted average shares outstanding for the dilutive effect of potential common shares, determined using the treasury-stock method. For purposes of the diluted EPS calculation, restricted stock awards, restricted stock units and options to purchase shares of common stock are considered to be potential common shares. The following table sets forth the computation of the Company’s basic and diluted EPS attributable to common stockholders (in thousands, except share and per share amounts):

	Three Months Ended December 31,
	2024	2023
Numerator:
Net income	$18,124	$25,148
Net income attributable to common stockholders – basic and diluted	$18,124	$25,148

	Three Months Ended December 31,
	2024	2023
Denominator:
Weighted-average shares of common stock
Basic	143,345,740	147,297,662
Diluted	145,380,814	148,876,282
Net income per share attributable to common stockholders:
Net income per common share - basic	$0.13	$0.17
Net income per common share - diluted	$0.12	$0.17

The following table includes the number of shares that may be dilutive common shares in the future, and were not included in the computation of diluted net income (loss) per share because the effect was anti-dilutive:

	Three Months Ended December 31,
	2024	2023
Stock Options	85,638	547,890
Restricted Stock Units	57,689	108,736

16. INCOME TAXES
The Company calculates the interim tax provision in accordance with the provisions of ASC 740-270, Income Taxes; Interim Reporting, specifically ASC-740-270-25-2. For interim periods, the Company estimates the annual effective income tax rate and applies the estimated rate to the year-to-date income or loss before income taxes. The effective income tax rates for the three months ended December 31, 2024 and 2023 were 7.5% and 39.9%, respectively. The decrease in the effective income tax rate for the three months ended December 31, 2024, as compared to the three months ended December 31, 2023, was primarily driven by tax benefits related to stock-based compensation and the removal of the tax effects related to the sale of the Vycom business.
17. COMMITMENTS AND CONTINGENCIES
Legal Proceedings
In the normal course of the Company’s business, it is at times subject to various other legal actions, in some cases for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of legal actions to which it may be subject, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the Company’s results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known. The Company accrues for losses when they are probable of occurrence and such losses are reasonably estimable. Legal costs expected to be incurred are accounted for as they are incurred.

18. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)
The AZEK Company Inc. (parent company only)
Balance Sheets
(In thousands of U.S. dollars, except for share and per share amounts)

	December 31, 2024	September 30, 2024
ASSETS:
Non-current assets:
Investments in subsidiaries	$1,387,641	$1,356,865
Total non-current assets	1,387,641	1,356,865
Total assets	$1,387,641	$1,356,865
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Total liabilities	$—	$—
Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued or outstanding at December 31, 2024 and September 30, 2024, respectively	—	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 157,849,527 shares issued at December 31, 2024 and 157,148,821 shares issued at September 30, 2024, respectively	158	157
Class B common stock, $0.001 par value; 100,000,000 shares authorized and no shares issued or outstanding at December 31, 2024 and at September 30, 2024, respectively	—	—
Additional paid-in capital	1,714,191	1,694,066
Retained earnings (accumulated deficit)	107,126	89,002
Accumulated other comprehensive income (loss)	(566)	(1,682)
Treasury stock, at cost, 14,294,005 and 14,134,558 shares at December 31, 2024 and September 30, 2024, respectively	(433,268)	(424,678)
Total stockholders’ equity	1,387,641	1,356,865
Total liabilities and stockholders’ equity	$1,387,641	$1,356,865

	Three Months Ended December 31,
	2024	2023
Net income of subsidiaries	$18,124	$25,148
Net income of subsidiaries	$18,124	$25,148
Comprehensive income	$19,240	$22,053

The AZEK Company Inc. did not have any cash as of December 31, 2024 or September 30, 2024. Accordingly a Condensed Statement of Cash Flows has not been presented.
Basis of Presentation
The parent company financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).
Since the restricted net assets of The AZEK Company Inc. and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Condensed Consolidated Financial Statements.

Dividends from Subsidiaries
There were no cash dividends and $100.0 million in cash dividends paid to The AZEK Company Inc. from the Company’s consolidated subsidiaries during the three months ended December 31, 2024 and 2023, respectively. Cash dividends of $100.0 million were used to fund the December 2023 ASR during the three months ended December 31, 2023.
Restricted Payments
The AZEK Group LLC is party to the Senior Secured Credit Facilities originally entered into on September 26, 2024. The obligations under the Senior Secured Credit Facilities are secured by substantially all of the present and future assets of the borrowers and guarantors, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The obligations under the Senior Secured Credit Facilities are guaranteed by the Company and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The AZEK Group LLC is not permitted to make certain payments unless those payments are consistent with exceptions set forth in the agreements. These payments include repurchase of equity interests, fees associated with a public offering, income taxes due in other applicable payments. Further, the payments are only permitted if certain conditions are met related to availability and interest coverage as defined in the Senior Secured Credit Agreement and described in Note 8.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our annual consolidated financial statements and related notes and our discussion and analysis of financial condition and results of operations, which were included in our 2024 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, or the SEC, on November 20, 2024, or our 2024 Form 10-K, as well as Item 1. Financial Statements in this Form 10-Q.
Forward-Looking Statements
This Quarterly Report on Form 10-Q contains forward-looking statements. All statements other than statements of historical facts contained in this Quarterly Report on Form 10-Q, including statements regarding future operations, cash flows, expansion plans, capital investments, capacity targets and other strategic initiatives, are forward-looking statements. In some cases, forward looking statements may be identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if,” or the negative of these terms and similar expressions intended to identify forward-looking statements. In particular, statements about potential new products and product innovation, statements regarding the potential impact of climate change and extreme weather events or geopolitical conflicts, statements about the markets in which we operate and the economy more generally, including inflation and interest rates, growth of our various markets and growth in the use of engineered products as well as our ability to share in such growth, statements about our ability to source our raw materials in line with our expectations, future pricing for our products or our raw materials and our ability to successfully manage market and interest rate risks and control or reduce costs, statements with respect to our ability to meet future goals and targets, including our sustainability-related targets, goals and initiatives, statements about our material weaknesses and our plans to remediate such material weaknesses, statements about potential share repurchases, statements about our use of emerging technologies, including artificial intelligence, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in the Quarterly Report on Form 10-Q are forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” set forth in Part I, Item 1A of our 2024 Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Quarterly Report on Form 10-Q may not occur and actual results may differ materially and adversely from those anticipated or implied in the forward-looking statements. You should read this Quarterly Report on Form 10-Q with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Quarterly Report on Form 10-Q. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
Overview
We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable outdoor living products, including TimberTech® decking and railing, Versatex® and AZEK® Trim, and StruXure® pergolas. Homeowners continue to invest in their homes and outdoor spaces and increasingly recognize the significant advantages of engineered, long-lasting products, which convert demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining beautiful aesthetics with lower maintenance as compared to traditional materials. Our innovative range of outdoor living and home exterior products, including decking, railing, exterior trim, siding, cladding, pergolas and cabanas and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. In addition to our leading suite of outdoor living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions. One of our core values is to “always do the right thing”. In furtherance of that value, we are focused on sustainability across our operations and have adopted strategies to enable us to meet the growing demand for environmentally-friendly products.
We report our results in two segments: Residential and Commercial. In our Residential segment, our primary consumer brands, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance, and diversity of style and design options. Our Commercial segment manufactures high-quality bathroom partitions and lockers and, prior to our divestiture of the Vycom business on November 1, 2023, also manufactured engineered sheet products. Over our history we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science expertise and product management proficiency to consistently introduce new products into the market. This long-standing commitment has enabled us to stay at the forefront of evolving industry trends and consumer demands, which in turn has allowed us to become a leader across our core product categories.
Recent Divestiture
On November 1, 2023, we completed the sale of the Vycom business within the Commercial segment for net proceeds of approximately $131.8 million. The divestiture allowed us to focus on the highest value portions of our business and provided additional cash to finance our capital allocation priorities. As a result of the divestiture, we recognized a pre-tax gain on sale of $37.7 million during the year ended September 30, 2024.
Results of Operations
Three Months Ended December 31, 2024 Compared to Three Months Ended December 31, 2023
The following table summarizes certain financial information relating to our operating results that have been derived from our unaudited Consolidated Financial Statements for the three months ended December 31, 2024 and 2023.

	Three Months Ended December 31,		$ Variance	% Variance
(U.S. dollars in thousands)	2024	2023
Net sales	$285,429	$240,444	$44,985	18.7%
Cost of sales	181,878	149,794	32,084	21.4%
Gross profit	103,551	90,650	12,901	14.2%
Selling, general and administrative expenses	74,887	77,246	(2,359)	(3.1)%
Loss on disposal of property, plant and equipment	1,414	2,185	(771)	(35.3)%
Operating income	27,250	11,219	16,031	142.9%
Interest expense, net	7,663	7,910	(247)	(3.1)%
Gain on sale of business	—	(38,515)	38,515	N/M%
Income tax expense	1,463	16,676	(15,213)	(91.2)%
Net income	$18,124	$25,148	$(7,024)	(27.9)%

“N/M” indicates the variance as a percentage is not meaningful.
Net Sales
Net sales for the three months ended December 31, 2024 increased by $45.0 million, or 18.7%, to $285.4 million from $240.4 million for the three months ended December 31, 2023. The increase was primarily due to higher sales volume in our Residential segment attributable to strong consumer demand and new stocking locations, partially offset by the sale of the Vycom business and weaker end market demand in our Commercial segment. Net sales for the three months ended December 31, 2024 increased for our Residential segment by 22.0% and decreased for our Commercial segment by 23.0%, respectively, as compared to the prior year period.

Cost of Sales
Cost of sales for the three months ended December 31, 2024 increased by $32.1 million, or 21.4%, to $181.9 million from $149.8 million for the three months ended December 31, 2023, primarily due to higher sales volume, increased freight costs and lower plant utilization.
Gross Profit
Gross profit for the three months ended December 31, 2024 increased by $12.9 million, or 14.2%, to $103.6 million from $90.7 million for the three months ended December 31, 2023. The increase in gross profit was primarily driven by higher net sales, partially offset by increased freight costs and lower plant utilization. Gross profit as a percent of net sales decreased to 36.3% for the three months ended December 31, 2024 compared to 37.7% for the three months ended December 31, 2023.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased by $2.4 million, or 3.1%, to $74.9 million, or 26.2% of net sales, for the three months ended December 31, 2024 from $77.2 million, or 32.1% of net sales, for the three months ended December 31, 2023. The decrease was primarily due to lower marketing and stock-based compensation expense, partially offset by higher personnel costs.
Loss on Disposal of Property, Plant and Equipment
Loss on disposal of property, plant and equipment decreased by $0.8 million to $1.4 million in the three months ended December 31, 2024 compared to $2.2 million in the three months ended December 31, 2023, primarily due to the removal of dispensable equipment resulting from a modification of our manufacturing process in the three months ended December 31, 2023 as compared to the disposition of property, plant and equipment in the normal course of business during the three months ended December 31, 2024.
Interest Expense, net
Interest expense, net decreased by $0.2 million, or 3.1%, to $7.7 million for the three months ended December 31, 2024 from $7.9 million for the three months ended December 31, 2023. Interest expense, net decreased due to lower principal balance outstanding and average interest rate, partially offset by lower interest income and capitalized interest during the three months ended December 31, 2024, when compared to the three months ended December 31, 2023.
Gain On Sale Of Business
Gain on sale of business was $38.5 million during the three months ended December 31, 2023, which related to the divestiture of the Vycom business within the Commercial segment.
Income Tax Expense
Income tax expense decreased by $15.2 million to $1.5 million for the three months ended December 31, 2024 compared to $16.7 million for the three months ended December 31, 2023. The decrease in our income tax expense was primarily driven by tax benefits related to stock-based compensation and the removal of the tax effects related to the sale of the Vycom business.
Net Income
Net income decreased by $7.0 million to $18.1 million for the three months ended December 31, 2024 compared to $25.1 million for the three months ended December 31, 2023, reflecting the impact from the Vycom divestiture gain on sale and due to the factors described above.
Segment Results of Operations
We report our results in two segments: Residential and Commercial. The key segment measures used by our chief operating decision maker in deciding how to evaluate performance and allocate resources to each of the segments are Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin. Depending on certain circumstances, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin may be calculated differently, from time to time, than our Adjusted EBITDA and Adjusted EBITDA Margin, which are further discussed under the heading “Non-GAAP Financial Measures.” Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin represent measures of segment profit reported to our chief operating decision maker for the purpose of making decisions about allocating resources to a segment and assessing its performance and are determined as disclosed in our Condensed Consolidated Financial Statements included elsewhere in this Quarterly Report on Form 10-Q consistent with the requirements of the Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification, or ASC 280, Segment Reporting. We define Segment Adjusted EBITDA as a segment’s net income (loss) before income tax (benefit) expense and by adding to or subtracting therefrom interest expense, net, depreciation and amortization, share-based compensation costs, asset impairment and inventory revaluation costs, business transformation costs, capital structure transaction costs, acquisition costs, initial public offering costs and certain other costs. Segment Adjusted EBITDA Margin is equal to a segment’s Segment Adjusted EBITDA divided by such segment’s net sales.
Residential
The following table summarizes certain financial information relating to the Residential segment results that have been derived from our unaudited Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023.

	Three Months Ended December 31,		$ Variance	% Variance
(U.S. dollars in thousands)	2024	2023
Net sales	$271,999	$223,000	$48,999	22.0%
Segment Adjusted EBITDA	64,380	51,979	12,401	23.9%
Segment Adjusted EBITDA Margin	23.7%	23.3%	N/A	N/A

Net Sales
Net sales for the three months ended December 31, 2024 increased by $49.0 million, or 22.0%, to $272.0 million from $223.0 million for the three months ended December 31, 2023. The increase was attributable to higher net sales related to our Deck, Rail & Accessories and our Exteriors businesses.
Segment Adjusted EBITDA
Segment Adjusted EBITDA for the three months ended December 31, 2024 increased by $12.4 million, or 23.9%, to $64.4 million from $52.0 million for the three months ended December 31, 2023. The increase was mainly driven by higher net sales and lower marketing and selling expenses.
Commercial
The following table summarizes certain financial information relating to the Commercial segment results that have been derived from our unaudited Condensed Consolidated Financial Statements for the three months ended December 31, 2024 and 2023.

	Three Months Ended December 31,		$ Variance	% Variance
(U.S. dollars in thousands)	2024	2023
Net sales	$13,430	$17,444	$(4,014)	(23.0)%
Segment Adjusted EBITDA	1,488	2,905	(1,417)	(48.8)%
Segment Adjusted EBITDA Margin	11.1%	16.7%	N/A	N/A

Net Sales
Net sales for the three months ended December 31, 2024 decreased by $4.0 million, or 23.0%, to $13.4 million from $17.4 million for the three months ended December 31, 2023, primarily due to the sale of the Vycom business and weaker demand in our Scranton Products business. Vycom net sales were $3.3 million for the three months ended December 31, 2023 (prior to its divestment on November 1, 2023).

Segment Adjusted EBITDA
Segment Adjusted EBITDA of the Commercial segment was $1.5 million for the three months ended December 31, 2024, compared to $2.9 million for the three months ended December 31, 2023. The decrease was primarily driven by lower net sales due to the sale of the Vycom business, weaker demand and higher purchased material costs.
Non-GAAP Financial Measures
To supplement our Condensed Consolidated Financial Statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP performance financial measures, as described below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance from management’s view and because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry. Our GAAP financial results include significant expenses that may not be indicative of our ongoing operations as detailed in the tables below.
However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our Condensed Consolidated Financial Statements prepared and presented in accordance with GAAP.

	Three Months Ended December 31,
(U.S. dollars in thousands, except per share amounts)	2024	2023
GAAP Financial Measures:
Gross Profit	$103,551	$90,650
Gross Profit Margin	36.3%	37.7%
Net Income	$18,124	$25,148
Net Income Per Common Share - Diluted	$0.12	$0.17
Net Profit Margin	6.3%	10.5%
Net Cash Provided By (Used In) Operating Activities	$13,565	$(16,288)
Net Cash Provided By (Used In) Investing Activities	$(32,342)	$115,530
Net Cash Provided By (Used In) Financing Activities	$2,886	$(102,797)

	Three Months Ended December 31,
(U.S. dollars in thousands, except per share amounts)	2024	2023
Non-GAAP Financial Measures:
Adjusted Gross Profit	$106,683	$94,519
Adjusted Gross Profit Margin	37.4%	39.3%
Adjusted Net Income	$25,096	$15,031
Adjusted Diluted EPS	$0.17	$0.10
Adjusted EBITDA	$65,868	$54,884
Adjusted EBITDA Margin	23.1%	22.8%
Free Cash Flow	$(8,031)	$(33,969)

Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow
We define Adjusted Gross Profit as gross profit before amortization, acquisition costs and certain other costs. Adjusted Gross Profit Margin is equal to Adjusted Gross Profit divided by net sales. We define Adjusted Net Income as net income (loss) before amortization, stock-based compensation costs, acquisition and divestiture costs, initial public offering and secondary offering costs, capital structure transaction costs and certain other items of expense and income as described below. We define Adjusted Diluted EPS as Adjusted Net Income divided by weighted average common shares outstanding—diluted, to reflect the conversion or exercise, as applicable, of all outstanding shares of restricted stock awards, restricted stock units and options to purchase shares of our common stock. We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom items of expense and income as described below. Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. We believe Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that can vary from company to company depending on, among other things, its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. For example, we add back amortization and certain stock-based compensation costs when calculating Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income and Adjusted Diluted EPS because we do not consider them indicative of our core operating performance. We believe their exclusion, and the exclusion of certain other expenses as described herein, facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we believe that showing gross profit and net income, as adjusted to remove the impact of these expenses, is helpful to investors in assessing our gross profit and net income performance in a way that is similar to the way management assesses our performance. Additionally, EBITDA and EBITDA margin are common measures of operating performance in our industry, and we believe they facilitate operating comparisons. Our management also uses Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.
Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	These measures do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
•	These measures do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense or the cash requirements to pay our taxes;
•
Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude the expense of amortization of our assets, and Adjusted EBITDA and Adjusted EBITDA Margin also exclude the expense of depreciation of our assets, and, although these are non-cash expenses, the assets being depreciated or amortized may have to be replaced in the future;

•
Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude the expense associated with our equity compensation plan, although equity compensation has been, and will continue to be, an important part of our compensation strategy;

•
Adjusted Gross Profit, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude acquisition costs and other costs, each of which can affect our current and future cash requirements; and

•
Other companies in our industry may calculate Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, none of these metrics should be considered indicative of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.
In addition, we provide Free Cash Flow, which is a non-GAAP financial measure that we define as net cash provided by (used in) operating activities less purchases of property, plant and equipment. We believe Free Cash Flow is useful to investors as an important liquidity measure of the cash that is available to us after capital expenditures. Free Cash Flow is used by our management as a measure of our ability to generate and use cash, including in order to invest in future growth, fund acquisitions, return capital to our stockholders and repay indebtedness. Our use of Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results under GAAP. Some of these limitations are:
•
Free Cash Flow is not a substitute for net cash provided by (used in) operating activities, including because our capital expenditures as a manufacturing company can be significant and can vary from period to period;

•
Free Cash Flow does not reflect our future contractual commitments or mandatory debt repayments and accordingly does not represent residual cash flow available for discretionary expenditures or the total increase or decrease in our cash balance for a given period; and

•	Other companies in our industry may calculate Free Cash Flow differently than we do, limiting its usefulness as a comparative measure.
The following table presents reconciliations of the most comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures for the periods indicated:
Adjusted Gross Profit and Adjusted Gross Profit Margin Reconciliation

	Three Months Ended December 31,
(U.S. dollars in thousands)	2024	2023
Gross Profit	$103,551	$90,650
Amortization	3,132	3,869
Adjusted Gross Profit	$106,683	$94,519

	Three Months Ended December 31,
	2024	2023
Gross Margin	36.3%	37.7%
Amortization	1.1%	1.6%
Adjusted Gross Profit Margin	37.4%	39.3%

Adjusted Net Income and Adjusted Diluted EPS Reconciliation

	Three Months Ended December 31,
(U.S. dollars in thousands, except per share amounts)	2024	2023
Net Income	$18,124	$25,148
Amortization	8,723	10,164
Stock-based compensation costs(1)	90	2,925
Acquisition and divestiture costs(2)	149	492
Gain on sale of business(3)	—	(38,515)
Other costs(4)	524	2,768
Tax impact of adjustments(5)	(2,514)	12,049
Adjusted Net Income	$25,096	$15,031

	Three Months Ended December 31,
	2024	2023
Net Income	$0.12	$0.17
Amortization	0.07	0.07
Stock-based compensation costs	—	0.02
Acquisition and divestiture costs	—	—
Gain on sale of business	—	(0.26)
Other costs	—	0.02
Tax impact of adjustments	(0.02)	0.08
Adjusted Diluted EPS(6)	$0.17	$0.10

(1)
Stock-based compensation costs reflect expenses related to our initial public offering. Expenses related to our recurring awards granted each fiscal year are excluded from the Adjusted Net Income reconciliation.

(2)
Acquisition and divestiture costs reflect costs related to acquisitions of $0.1 million in the three months ended December 31, 2024, and costs related to divestitures of $0.5 million in the three months ended December 31, 2023.

(3)	Gain on sale of business relates to the sale of the Vycom business.
(4)
Other costs include costs related to the restatement of our consolidated financial statements and condensed consolidated interim financial information for each of the quarters within fiscal years ended September 30, 2023 and 2022, and for the fiscal quarter ended December 31, 2023, or the Restatement, of $0.2 million in the three months ended December 31, 2024, costs related to the removal of dispensable equipment resulting from a modification of our manufacturing process of $2.4 million in the three months ended December 31, 2023, reduction in workforce costs of $0.3 million in the three months ended December 31, 2023, costs for legal expenses of $0.1 million in the three months ended December 31, 2023, and other costs of $0.3 million for the three months ended December 31, 2024.

(5)
Tax impact of adjustments, except for gain on sale of business, are based on applying a combined U.S. federal and state statutory tax rate of 26.5% for the three months ended December 31, 2024 and 2023, respectively. Tax impact of adjustment for gain on sale of business is based on applying a combined U.S. federal and state statutory tax rate of 42.1% for the three months ended December 31, 2023.

(6)	Weighted average common shares outstanding used in computing diluted net income per common share of 145,380,814 and 148,876,282 for the three months ended December 31, 2024 and 2023, respectively.
Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Three Months Ended December 31,
(U.S. dollars in thousands)	2024	2023
Net Income	$18,124	$25,148
Interest expense, net	7,663	7,910
Depreciation and amortization	33,055	31,937
Income tax expense	1,463	16,676
Stock-based compensation costs	4,890	8,468
Acquisition and divestiture costs(1)	149	492
Gain on sale of business(2)	—	(38,515)
Other costs(3)	524	2,768
Total adjustments	47,744	29,736
Adjusted EBITDA	$65,868	$54,884

	Three Months Ended December 31,
	2024	2023
Net Profit Margin	6.3%	10.5%
Interest expense, net	2.7%	3.3%
Depreciation and amortization	11.6%	13.2%
Income tax expense	0.5%	6.9%
Stock-based compensation costs	1.7%	3.5%
Acquisition and divestiture costs	0.1%	0.2%

	Three Months Ended December 31,
	2024	2023
Gain on sale of business	—%	(16.0)%
Other costs	0.2%	1.2%
Total adjustments	16.8%	12.3%
Adjusted EBITDA Margin	23.1%	22.8%

(1)
Acquisition and divestiture costs reflect costs related to acquisitions of $0.1 million in the three months ended December 31, 2024, and costs related to divestitures of $0.5 million in the three months ended December 31, 2023.

(2)	Gain on sale of business relates to the sale of the Vycom business.
(3)
Other costs include costs related to the Restatement of $0.2 million in the three months ended December 31, 2024, costs related to the removal of dispensable equipment resulting from a modification of our manufacturing process of $2.4 million in the three months ended December 31, 2023, reduction in workforce costs of $0.3 million in the three months ended December 31, 2023, costs for legal expenses of $0.1 million in the three months ended December 31, 2023, and other costs of $0.3 million for the three months ended December 31, 2024.

Free Cash Flow Reconciliation

	Three Months Ended December 31,
(U.S. dollars in thousands)	2024	2023
Net cash provided by (used in) operating activities	$13,565	$(16,288)
Less: Purchases of property, plant and equipment	(21,596)	(17,681)
Free Cash Flow	$(8,031)	$(33,969)
Net cash provided by (used in) investing activities	$(32,342)	$115,530
Net cash provided by (used in) financing activities	$2,886	$(102,797)

Liquidity and Capital Resources
Liquidity Outlook
Our primary cash needs are to fund operations, working capital, capital expenditures, debt service, share repurchases and any acquisitions we may undertake. As of December 31, 2024, we had cash and cash equivalents of $148.1 million and total indebtedness of $438.9 million. The AZEK Group LLC (f/k/a CPG International LLC), our direct, wholly owned subsidiary, had approximately $372.7 million available under our 2024 Revolving Credit Facility for future borrowings as of December 31, 2024.
We believe we will have adequate liquidity over the next 12 months to operate our business and to meet our cash requirements as a result of cash flows from operating activities, available cash balances and availability under our Revolving Credit Facility after consideration of our debt service and other cash requirements. In the longer term, our liquidity will depend on many factors, including our results of operations, our future growth, the timing and extent of our expenditures to develop new products and improve our manufacturing capabilities, the expansion of our sales and marketing activities and the extent to which we make acquisitions. Changes in our operating plans, material changes in anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional equity and/or debt financing in future periods.
Holding Company Status
We are a holding company and do not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or make other distributions to us.
The AZEK Group LLC is party to the Revolving Credit Facility and the Term Loan Agreement, or, together, the Senior Secured Credit Facilities. The obligations under the Senior Secured Credit Facilities are secured by specified assets. The obligations under the Senior Secured Credit Facilities are guaranteed by us and the wholly owned domestic subsidiaries of The AZEK Group LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

The Senior Secured Credit Facilities contain covenants restricting payments of dividends by The AZEK Group LLC unless certain conditions, as provided in the Senior Secured Credit Facilities, are met. The covenants under our Senior Secured Credit Facilities provide for certain exceptions for specific types of payments. However, other than restricted payments under the specified exceptions, the covenants under our Term Loan Agreement generally prohibit the payment of dividends unless the Total Net Leverage Ratio (as defined in the Term Loan Agreement) of The AZEK Group LLC, on a pro forma basis, is no greater than 4.25:1.00 and no event of default has occurred and is occurring.
Since our and our subsidiaries’ restricted net assets exceed 25% of our consolidated net assets, in accordance with Rule 12-04, Schedule 1 of Regulation S-X, refer to our Condensed Consolidated Financial Statements included elsewhere in this Quarterly Report on Form 10-Q for condensed parent company financial statements of the Company.
Cash Sources
We have historically relied on cash flows from operations generated by The AZEK Group LLC, borrowings under the credit facilities, issuances of notes and other forms of debt financing and capital contributions to fund our cash needs.
On September 26, 2024, our subsidiary, The AZEK Group LLC, Wells Fargo Bank, National Association, as administrative agent and collateral agent, or the Revolver Administrative Agent, and the lenders party thereto entered into the 2024 Revolving Credit Facility. The 2024 Revolving Credit Facility provides for maximum aggregate borrowings of up to $375.0 million, subject to our Total Net Leverage Ratio remaining below 4.00:1.00 and our Interest Coverage Ratio (as defined in the Senior Secured Credit Agreement) remaining above 3.00:1.00. As of December 31, 2024 and September 30, 2024, The AZEK Group LLC had no outstanding borrowings under the Revolving Credit Facility and had $2.3 million and $2.2 million of outstanding letters of credit held against the Revolving Credit Facility, respectively. As of December 31, 2024 and September 30, 2024, The AZEK Group LLC had approximately $372.7 million and $372.8 million available under the borrowing base for future borrowings in addition to cash and cash equivalents on hand of $148.1 million and $164.0 million, respectively.
Cash Uses
Our principal cash requirements have included working capital, capital expenditures, payments of principal and interest on our debt, share repurchases, and, if market conditions warrant, making selected acquisitions. We may elect to use cash from operations, debt proceeds, equity or a combination thereof to finance future acquisition opportunities.
The table below details the total operating, investing and financing activity cash flows for the three months ended December 31, 2024 and 2023.
Cash Flows

	Three Months Ended December 31,		$ Variance	% Variance
(U.S. dollars in thousands)	2024	2023
Net cash provided by (used in) operating activities	$13,565	$(16,288)	$29,853	183.3%
Net cash provided by (used in) investing activities	(32,342)	115,530	(147,872)	(128.0)%
Net cash provided by (used in) financing activities	2,886	(102,797)	105,683	102.8%
Net increase in cash and cash equivalents	$(15,891)	$(3,555)	$(12,336)	(347.0)%

Operating Activities
Net cash provided by (used in) operating activities was $13.6 million and $(16.3) million for the three months ended December 31, 2024 and 2023, respectively. The $29.9 million increase in cash provided by operating activities is primarily related to a slower inventory build and increased profitability due to higher net sales, excluding the gain on sale of business in the three months ended December 31, 2023.

Investing Activities
Net cash provided by (used in) investing activities was $(32.3) million and $115.5 million for the three months ended December 31, 2024 and 2023, respectively. Net cash provided by (used in) investing activities for the three months ended December 31, 2024 primarily consisted of $(21.6) million for purchases of property, plant and equipment in the normal course of business and $(11.0) million for completed acquisitions, while net cash provided by (used in) investing activities for the three months ended December 31, 2023, consisted of $(17.7) million for purchases of property, plant and equipment in the normal course of business and $133.1 million net proceeds from the sale of the Vycom business.
Financing Activities
Net cash provided by (used in) financing activities was $2.9 million and $(102.8) million for the three months ended December 31, 2024 and 2023, respectively. Net cash provided by financing activities for the three months ended December 31, 2024 primarily consisted of $(1.1) million of debt principal payments, $(1.9) million of excise tax payments for share repurchase, $(4.9) million of cash paid for shares withheld for taxes, partially offset by $11.7 million of exercise of vested stock options, while net cash used in financing activities for the three months ended December 31, 2023 primarily consisted of $(100.0) million of treasury stock repurchases and $(1.5) million of debt principal payments.
Share Repurchase Program
On May 5, 2022, the Board of Directors authorized us to repurchase up to $400 million of our Class A common stock. On June 12, 2024, the Board of Directors authorized us to repurchase up to $600 million of our Class A common stock in addition to the then remaining approximately $76 million available pursuant to our prior authorization. The program allows us to repurchase our shares opportunistically from time to time. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, accelerated share repurchases or tender offers, some of which may be effected through Rule 10b5-1 plans, or a combination of the foregoing. The timing of repurchases will depend upon several factors, including market and business conditions, and repurchases may be discontinued at any time.
The table below summarizes our repurchases of our Class A common stock during the three months ended December 31, 2024 and 2023 (in thousands, except per share amount):

	Three Months Ended December 31,
	2024	2023
Total number of shares repurchased	159	2,292
Reacquisition cost(1),(2),(3)	$85	$100,800
Average price per share	$53.87	$35.26

(1)
On August 13, 2024, we entered into a $50 million accelerated share repurchase agreement, or the “August 2024 ASR”, with JPMorgan Chase Bank, or JPMorgan. JPMorgan delivered approximately 1 million initial shares to us on August 14, 2024, based on the closing price of our Class A common stock of $40.00 on August 13, 2024. The total value of the initial shares represents 80% of the August 2024 ASR. JPMorgan terminated the August 2024 ASR on November 25, 2024 and delivered 159,447 additional shares to us on November 26, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by us pursuant to the August 2024 ASR was $43.12.

(2)
On December 4, 2023, we entered into a $100 million accelerated share repurchase agreement, or the “December 2023 ASR” with Goldman Sachs & Co. LLC, or “Goldman Sachs”. Goldman Sachs delivered 2,291,607 initial shares to us on December 6, 2023, based on the closing price of our Class A common stock of $34.91 on December 4, 2023. The total value of the initial shares represents 80% of the December 2023 ASR. Goldman Sachs terminated the December 2023 ASR on February 5, 2024 and delivered 434,100 additional shares of Class A common stock to us on February 7, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by us pursuant to the December 2023 ASR was $36.69.

(3)	We recognized $0.1 million and $0.8 million excise tax as reacquisition cost of share repurchases for the three months ended December 31, 2024 and 2023, respectively.
As of December 31, 2024, we had approximately $557.0 million available for repurchases under the Share Repurchase Program.
See Note 13 in the Notes to Condensed Consolidated Financial Statements for additional information.

Availability under our Senior Secured Credit Facilities
On September 26, 2024, The AZEK Group LLC entered into the Senior Secured Credit Agreement, a new $815.0 million senior credit agreement, consisting of the $440.0 million 2024 Term Loan Facility and the $375.0 million 2024 Revolving Credit Facility.
The 2024 Term Loan Facility will mature on September 26, 2031, subject to acceleration or prepayment. Commencing on March 31, 2025, the 2024 Term Loan Facility will amortize in equal quarterly installments of 0.25% of the aggregate principal amount of the loans outstanding, subject to reduction for certain prepayments. The 2024 Revolving Credit Facility will mature on September 26, 2029, and the 2024 Revolving Credit Facility will not amortize.
All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed jointly and severally by (i) The AZEK Company Inc., (ii) The AZEK Group LLC, or the Borrower, and (iii) the wholly owned domestic subsidiaries of the Borrower, or the Guarantors. All future wholly-owned domestic subsidiaries of the Borrower will be required to guarantee the Senior Secured Credit Facilities, except to the extent such subsidiary is an immaterial subsidiary or an excluded subsidiary. The Senior Secured Credit Facilities are secured by a first priority security interest in the membership interests of the Borrower and substantially all of the present and future assets of the Borrower and the Guarantors named therein, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The interest rate applicable to loans under the 2024 Term Loan Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate (as defined in the Senior Secured Credit Agreement) plus ½ of 1.00%, (b) the Prime Rate (as defined in the Senior Secured Credit Agreement) and (c) the one-month Term SOFR (as defined in the Senior Secured Credit Agreement) plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.50% per annum, plus an applicable margin of 1.00% and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.50%, plus an applicable margin of 2.00%.
The interest rate applicable to loans under the 2024 Revolving Credit Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate plus ½ of 1.00%, (b) the Prime Rate and (c) the one-month Term SOFR plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.00% per annum, plus an applicable margin between 0.50% and 1.25%, depending on our first lien net leverage ratio and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.00%, plus an applicable margin between 1.50% and 2.25%, depending on the first lien net leverage ratio.
The Senior Secured Credit Facilities may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than, (i) any breakage costs in connection with voluntary prepayments of Term SOFR Loans, and (ii) the Prepayment Premium, if applicable), subject to certain customary conditions. The Senior Secured Credit Facilities also require mandatory prepayments of loans under the Senior Secured Credit Facilities from the proceeds of certain debt issuances and certain asset dispositions (subject to certain reinvestment rights) and, commencing with the fiscal year ended September 30, 2025, a percentage of excess cash flow (subject to step-downs upon the Borrower achieving certain leverage ratios and other reductions in connection with other debt prepayments). The Senior Secured Credit Agreement contains affirmative covenants, negative covenants and financial maintenance covenants that are customary for facilities of this type. The Senior Secured Credit Facilities include customary events of default, including upon the occurrence of a change of control.
A “commitment fee” accrues on any unused portion of the commitments under the 2024 Revolving Credit Facility during the preceding three calendar month period. The commitment fee is determined based on the first lien net leverage ratio and can range from 20 basis points to 35 basis points.
The Borrower has the right to arrange for incremental term loans and revolving loan commitments, either through an incremental amendment to the Senior Secured Credit Agreement or through the incurrence of incremental equivalent debt, in each case, in an amount that shall not exceed the sum of (i) the Fixed Incremental Amount, as defined in the Senior Secured Credit Agreement, and (ii) the Ratio Incremental Amount, as defined in the Senior Secured Credit Agreement.

Restrictions on Dividends
The Senior Secured Credit Facilities each restrict payments of dividends unless certain conditions, as provided in the Senior Secured Credit Agreement are met.
Contingent Commitments
We have contractual commitments for purchases of certain minimum quantities of raw materials at index-based prices, and non-cancelable capital and operating leases, outstanding letters of credit and fixed asset purchase commitments. For a description of our contractual obligations and commitments, see Notes 8 “Debt”, 10 “Leases” and 17 “Commitments and Contingencies” to our Condensed Consolidated Financial Statements included elsewhere in this Quarterly Report on Form 10-Q.
Critical Accounting Policies and Estimates
Our unaudited Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP. The preparation of these unaudited Condensed Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates.
There have been no material changes to our critical accounting policies as compared to the critical accounting policies and significant judgments and estimates disclosed in our 2024 Form 10-K, except as updated in Note 1 of our Condensed Consolidated Financial Statements in this Quarterly Report on Form 10-Q.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires all public entities that are subject to segment reporting requirements to disclose additional information, including significant segment expenses and other segment items on an annual and interim basis. It also requires the disclosure of the title and the position of the chief operating decision maker and how the reported measures are used for making business decisions. This standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We intend to adopt the updated standard for the annual reporting period beginning October 1, 2024. We do not expect the adoption of this standard will have a material impact on our disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard expands the disclosure requirements primarily on the rate reconciliation and income tax paid. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. We intend to adopt the updated standard for the annual reporting period beginning October 1, 2025. We do not expect the adoption of this standard will have a material impact on our disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. We intend to adopt the updated standard for the annual reporting period beginning October 1, 2027. We are currently evaluating the impact the adoption of this standard will have on our disclosures.
Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate risk relates to the Senior Secured Credit Facilities. To meet our seasonal working capital needs, we borrow periodically on our variable rate revolving line of credit under the 2024 Revolving Credit Facility. As of

December 31, 2024 and September 30, 2024, we had $438.9 million and $440.0 million outstanding under the Term Loan Agreement, respectively, and no outstanding amounts under the Revolving Credit Facility, respectively. The Term Loan Agreement and Revolving Credit Facility bear interest at variable rates. An increase or decrease of 100 basis points in the floating rates on the amounts outstanding under the Senior Secured Credit Facilities, after giving effect to related derivatives, as of December 31, 2024 and 2023, would have increased or decreased annual cash interest by approximately $1.4 million and $2.9 million, respectively.
We have entered into and may continue to enter into, agreements such as floating for fixed-rate interest rate swaps and other hedging contracts in order to hedge against interest rate volatility associated with our Senior Secured Credit Facilities. For example, effective November 2022, we entered into interest rate swaps, which swapped interest at a rate based on SOFR on a notional amount of $300 million for a fixed rate. We do not intend or expect to enter into interest rate swaps or other derivative transactions for speculative purposes. In the future, in order to manage our interest rate risk, we may refinance our existing debt.
Credit Risk
As of December 31, 2024 and September 30, 2024, our cash and cash equivalents were maintained at major financial institutions in the United States, and our current deposits are likely in excess of insured limits. We believe these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to us.
Foreign Currency Risk
Substantially all of our business is currently conducted in U.S. dollars. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar as compared to other currencies would have a material effect on our operating results.
Inflation
Our cost of sales is subject to inflationary pressures and price fluctuations of the raw materials we use and other costs, including freight and labor costs. Geopolitical tensions and other economic uncertainties may increase inflationary pressures, including causing increases in the prices for goods and services and exacerbating global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related issues. Historically, we have generally been able over time to offset, in whole or in part, the effects of inflation and price fluctuations through sales price increases and production efficiencies associated with technological enhancements and volume growth; however, we cannot reasonably estimate our ability to offset any increases in raw material prices or freight or labor costs or other inflationary pressures in the future. Sustained or increased inflationary pressures may have an adverse effect on our business, financial condition and results of operations if the selling prices of our products do not increase with these increased costs or we cannot identify cost efficiencies.
Raw Materials
We rely upon the supply of certain raw materials in our production processes; however, we do not typically enter into fixed price contracts with our suppliers and currently have no fixed price contracts with our major vendors. The primary raw materials we use in the manufacture of our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. In addition, we utilize a variety of other additives including modifiers, TiO2 and pigments. The exposures associated with these costs are primarily managed through terms of the sales and by maintaining relationships with multiple vendors. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future. Other than short term supply contracts for resins with indexed based pricing and occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis.
The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. For example, the cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general business conditions.
Item 4.	Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2024 because of the material weaknesses in our internal control over financial reporting described in Part II, Item 9A of our 2024 Form 10-K.
Management’s Plan to Remediate the Material Weaknesses
As it relates to the material weaknesses that exist as of December 31, 2024, we are in the process of implementing our remediation plans and have been taking the following steps to address the root cause of the material weaknesses described above:
•	With the assistance from our external consultant, we have evaluated, redesigned and implemented certain internal controls impacted by the material weaknesses.
•	We have enhanced controls, both within our information technology environment and business process controls, to establish and maintain appropriate segregation of duties.
•	We have provided training over the execution and review of manual journal entry controls to all applicable employees of the Company.
•	In addition to our in-house training, we hired an external consultant to provide additional training to all applicable employees regarding prompt internal reporting of identified issues and concerns.
•	We have provided technical accounting training to individuals involved in the process to reconcile inventory on a monthly basis.
•	We have enhanced the design of the inventory reconciliation controls to standardize the review to improve the reliability of information used by accounting personnel.
•	We have enhanced our monitoring level controls to detect material and unusual variances in inventory account balances and cost of sales activity.
While we believe these efforts will improve our internal controls and address the root cause of the material weaknesses, such material weaknesses will not be remediated until we have concluded, through testing, that our controls are operating effectively for a sufficient period of time.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II
OTHER INFORMATION
Item 1.	Legal Proceedings
From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, contract and employment claims, personal injury claims, product liability claims and warranty claims. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.
Item 1A.	Risk Factors.
There have been no material changes to the risk factors previously disclosed under the heading “Risk Factors” in our 2024 Form 10-K. You should carefully consider the risk factors in our 2024 Form 10-K and our other filings made with the SEC. You should be aware that such risk factors and other information may not describe every risk we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.
Issuer Purchases of Equity Securities
The following table provides information with respect to our purchases of our Class A common stock during the three months ended December 31, 2024:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1), (2), (3)	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs(1), (2), (3)
October 1, 2024 – October 31, 2024	—	$—	—	$557,110,157
November 1, 2024 – November 30, 2024	159,447	53.87	159,447	557,025,108
December 1, 2024 – December 31, 2024	—	—	—	557,025,108
Total	159,447	$53.87	159,447

(1)
On May 5, 2022, the Board of Directors authorized us to repurchase up to $400 million of our Class A common stock. On June 12, 2024, the Board of Directors authorized us to repurchase up to $600 million of our Class A common stock in addition to the then remaining approximately $76 million available pursuant to our prior authorization.

(2)
On August 13, 2024, we entered into August 2024 ASR with JPMorgan. JPMorgan delivered approximately 1 million initial shares to us on August 14, 2024, based on the closing price of our Class A common stock of $40.00 on August 13, 2024. The total value of the initial shares represents 80% of the August 2024 ASR. JPMorgan terminated the August 2024 ASR on November 25, 2024 and delivered 159,447 additional shares to us on November 26, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by us pursuant to the August 2024 ASR was $43.12.

(3)	We recognized $0.1 million excise tax as reacquisition cost of share repurchases for the three months ended December 31, 2024.
See Note 13 in the Notes to Condensed Consolidated Financial Statements for additional information on share repurchase program.
Item 3.	Defaults Upon Senior Securities.
None.
Item 4.	Mine Safety Disclosures.
None.
Item 5.	Other Information
None.

Item 6.	Exhibits

Exhibit No.	Description	Form	Exhibit	Incorporated by Reference
				Filing Date	File No.
3.1	Second Restated Certificate of Incorporation of The AZEK Company Inc.	8-K	3.2	03/01/2023	001-39322
3.2	Amended and Restated Bylaws of The AZEK Company Inc. (Effective June 12, 2024)	10-Q	3.2	06/14/2024	001-39322
4.2	Registration Rights Agreement, by and among The AZEK Company Inc. and the other parties named therein	10-Q	4.2	08/14/2020	001-39322
10.1*
First Amendment, dated November 26, 2024, to Guarantee and Collateral Agreement, dated as of September 26, 2024, by and among The AZEK Company Inc., The AZEK Group LLC, each of the Subsidiaries identified therein and Wells Fargo Bank, National Association, as administrative agent and collateral agent

10.2†	The AZEK Company Inc. Executive Severance Plan	8-K	10.1	12/19/2024	001-39322
10.3†	Jesse Singh Executive Severance Plan Participation Agreement	8-K	10.2	12/19/2024	001-39322
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
+
Furnished herewith. This certification is deemed furnished and not filed for purpose of Section 18 of the Exchange Act or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

†	Management contract or compensatory plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The AZEK Company Inc.

Date: February 5, 2025	By:	/s/ Ryan Lada
Ryan Lada Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

Exhibit 10.1
FIRST AMENDMENT TO GUARANTEE AND
COLLATERAL AGREEMENT
This FIRST AMENDMENT TO GUARANTEE AND COLLATERAL AGREEMENT is entered into as of November 26, 2024 (this “Amendment”), by and between THE AZEK GROUP LLC, a Delaware limited liability company, as Borrower, THE AZEK COMPANY INC., a Delaware limited liability company, as Holdings, each other Subsidiary of Holdings (as defined below) identified on each signature page herein (each, a “Guarantor” and collectively, the “Guarantors”), and WELLS FARGO BANK, NATIONAL ASSOCATION (“Wells Fargo”) as administrative agent and as collateral agent (in such capacities, the “Administrative Agent”) for the Secured Parties.
WHEREAS, the Borrower, The AZEK Company, Inc. (“Holdings”), the lenders party thereto, the other parties thereto and the Administrative Agent have entered into that certain Credit Agreement, dated as of September 26, 2024 (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”);
WHEREAS, to secure the Obligations under the Credit Agreement, the Guarantors and the Administrative Agent have entered into to that certain Guarantee and Collateral Agreement, dated as of September 26, 2024 (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Existing Security Agreement”);
WHEREAS, pursuant to Section 9.08(f) of the Credit Agreement, the Administrative Agent, with the consent of the Borrower, may amend any Loan Document without the consent of any Lender or the Required Lenders (as defined in the Credit Agreement) in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Loan Document, including the Existing Security Agreement;
WHEREAS, pursuant to Section 9.08(f), the Borrower and the Administrative Agent have agreed to amend the Existing Security Agreement on the terms herein.
NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE I.
DEFINITIONS AND RULES OF CONSTRUCTION
Section 1.1 Definitions. Capitalized terms used in this Amendment and not otherwise defined herein shall have the respective meanings assigned thereto in the Credit Agreement or the Existing Security Agreement as amended by this Amendment (the “Amended Security Agreement”), as applicable.
ARTICLE II.
AMENDMENTS TO EXISTING SECURITY AGREEMENT
Section 2.1 Amendments to the Existing Security Agreement. Subject to the satisfaction of the conditions to effectiveness set forth in Section 3.1 herein the Existing Security Agreement shall be and hereby is amended as follows:
(a) The definition of “Secured Parties” in the Existing Security Agreement is amended to add the words “and any Qualified Counterparty and any Cash Management Bank” after “the Lenders” in clause (a).
(b) The preliminary statement of the Existing Security Agreement is amended to insert “, each other Subsidiary of Holdings party hereto” after “THE AZEK COMPANY, INC., a Delaware corporation (“Holdings”)”.
(c) The last paragraph of Section 3.01 of the Existing Security Agreement is amended to remove “the last paragraph of Article IV of the Credit Agreement and”.
(d) Section 4.02(b) of the Existing Security Agreement is amended to remove “Section 5.04(f)” in the last sentence and insert “Section 5.04(d)” in lieu thereof.

In addition, each of Holdings and each Subsidiary of Holdings acknowledges and agrees that it has signed the Existing Security Agreement in its capacity as a Guarantor and as a Pledgor and (i) references to “Pledgors” in the Existing Security Agreement and the Amended Security Agreement include any person acting in its capacity as a Pledgor or a Guarantor as the context may require and (ii) references to “Guarantors” in the Existing Security Agreement and the Amended Security Agreement include any person acting in its capacity as a Guarantor or a Pledgor as the context may require.
ARTICLE III.
CONDITIONS PRECEDENT
Section 3.1 Conditions Precedent. This Amendment shall become effective if and when (a) the Administrative Agent has received this Amendment duly executed by the Borrower, Holdings, the other Guarantors and Pledgors and the Administrative Agent and (b) five (5) Business Days shall have passed following the posting of this Amendment to the Lenders, unless the Required Lenders shall have objected in writing to this Amendment within such five (5) Business Day period.
ARTICLE IV.
CONTINUING EFFECT; REAFFIRMATION
Section 4.1 Continuing Effect; Reaffirmation. Each of the Borrower and the other Guarantors and Pledgors hereby (a) acknowledges and agrees that the Existing Security Agreement (including any schedules and exhibits thereto), as amended hereby, is and remains in full force and effect, (b) acknowledges, confirms and agrees that nothing herein shall constitute a novation or accord and satisfaction with respect to the Existing Security Agreement, and (c) reaffirms the grant to the Administrative Agent for the benefit of the Secured Parties of a continuing first priority Lien on and security interest in, all of such Guarantor’s and Pledgor’s right, title and interest in, to and under the Collateral, to secure the payment and performance when due of the Obligations. The Guarantors and Pledgors each hereby further ratifies and confirms, in all respects, all of its obligations and liabilities under the Amended Security Agreement.
ARTICLE V.
MISCELLANEOUS
Section 5.1 Loan Document. This Amendment shall for all purposes be deemed to be a Loan Document.
Section 5.2 Amendment; Waiver. No amendment, waiver, consent or modification of any provision of this Amendment shall be effective except in accordance with Section 7.09 of the Amended Security Agreement.
Section 5.3 Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns in accordance with Section 7.05 of the Amended Security Agreement.
Section 5.4 Section Headings. Section headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.
Section 5.5 Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signature thereto and hereto were on the same instrument. Delivery of an executed counterpart of a signature page of this Amendment by DocuSign, e-mail or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Amendment.
Section 5.6 GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.
Section 5.7 Waiver of Jury Trial, Jurisdiction; Etc. Section 7.10 (Waiver of Jury Trial) and Section 7.14 (Jurisdiction; Consent to Service of Process) of the Existing Security Agreement shall apply, mutatis mutandis, to this Amendment as if fully set forth herein.
Section 5.8 Counterparts; Miscellaneous. This Amendment may be executed in one or more counterparts, all of which when taken together will constitute one agreement. The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, and any other state law based on the Uniform Electronic Transactions Act. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.
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IN WITNESS WHEREOF, each party have caused this Amendment to be executed and delivered by its officer thereunto duly authorized, as of the date first above written

THE AZEK GROUP LLC, as the Borrower Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Senior Vice President, Chief Operations Officer & Chief Financial Officer

AZEK BUILDING PRODUCTS LLC (f/k/a CPG BUILDING PRODUCTS LLC), as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Vice President

CPG SUB I CORPORATION as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Director & Vice President

SCRANTON PRODUCTS INC., as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Director & Vice President

VERSATEX HOLDINGS, LLC, as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Vice President

STRUXURE OUTDOOR, LLC, as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Vice President

ULTRALOX TECHNOLOGY, LLC as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Vice President

WES, LLC, as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Vice President

INTEX MILLWORK SOLUTIONS, LLC, as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Vice President

L.B. PLASTICS LLC, as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Vice President

RETURN POLYMERS, INC., as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Director & Vice President

VERSATEX BUILDING PRODUCTS, LLC, as a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Vice President

THE AZEK COMPANY INC., as Holdings, a Guarantor and a Pledgor

By:	/s/ Peter Clifford
Name:	Peter Clifford
Title:	Senior Vice President, Chief Operations Officer & Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent

By:	/s/ Philip Foxworthy
Name: Philip Foxworthy
Title: Relationship Manager

Exhibit 31.1
Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Jesse Singh, certify that:
1.	I have reviewed this Quarterly Report on Form 10-Q of The AZEK Company Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 5, 2025	By:	/s/ Jesse Singh
Jesse Singh Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2
Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Ryan Lada, certify that:
1.	I have reviewed this Quarterly Report on Form 10-Q of The AZEK Company Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 5, 2025	By:	/s/ Ryan Lada
Ryan Lada Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
In connection with the Quarterly Report on Form 10-Q of The AZEK Company Inc., (the “Company”) for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 5, 2025	By:	/s/ Jesse Singh
Jesse Singh Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
In connection with the Quarterly Report on Form 10-Q of The AZEK Company Inc., (the “Company”) for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 5, 2025	By:	/s/ Ryan Lada
Ryan Lada Chief Financial Officer (Principal Financial Officer)

Annex F
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 16, 2024
The AZEK Company Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-39322 (Commission File Number)	90-1017663 (IRS Employer Identification No.)

1330 W Fulton Street, Suite 350 Chicago, Illinois (Address of Principal Executive Offices)	60607 (Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 275-2935
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On or after December 16, 2024, each of Jesse Singh, the Chief Executive Officer, President and Director of The AZEK Company Inc. (the “Company”), Peter Clifford, Jonathan Skelly, Samara Toole and Morgan Walbridge (together, the “Executives”) entered into participation agreements under the AZEK Company Inc. Executive Severance Plan (the “Plan”), which was first adopted on December 9, 2024. Participation in the Plan for the Executives was conditioned on their execution of such participation agreements. The participation agreements provide that each executive has agreed to accept the terms of the Plan as described below in lieu of the severance benefits set forth in their respective employment agreements and offer letters.
Under the Plan, each executive is eligible for severance benefits in the event of a qualifying termination, which includes a termination by the Company without cause (as defined in the Plan) or by the executive for good reason (as defined in the Plan), subject to execution of a release of claims and continued compliance with confidentiality, non-disparagement, non-competition and non-solicitation covenants.
In the event of a qualifying termination prior to or more than 24 months following a change in control of the Company, each executive will receive the following severance benefits: (i) cash severance equal to 1.0x (or, for the CEO, 2.0x) the sum of the executive’s base salary and target annual incentive, payable in installments over 12 months (or, for the CEO, 24 months); (ii) reimbursement or payment of premiums for group health plan continuation coverage for 12 months (or, for the CEO, 24 months); (iii) any unpaid annual incentive for the most recently completed fiscal year, based on actual performance (the “Prior Year Bonus”); and (iv) a pro-rated annual incentive for the fiscal year in which the Qualifying Termination occurs, based on actual performance (the “Pro-Rata Bonus”).
However, in the event of a qualifying termination on or within 24 months following a change in control of the Company, such severance benefits instead include: (i) cash severance equal to 2.0x (or, for the CEO, 3.0x) the sum of the NEO’s base salary and target annual incentive, payable in a lump sum; (ii) reimbursement or payment of premiums for group health plan continuation coverage for 18 months (or, for the CEO, 24 months); (iii) the Prior Year Bonus; and (iv) the Pro-Rata Bonus.
In addition, the Plan provides for payment of the Prior Year Bonus and the Pro-Rata Bonus in the event of an NEO’s death or disability.
The foregoing description of the Plan does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Plan, as well as the participation agreement for Mr. Singh, which are attached as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K and incorporated by reference herein.
Item 9.01.	Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Description
10.1	The AZEK Company Inc. Executive Severance Plan
10.2	Jesse Singh Executive Severance Plan Participation Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The AZEK Company Inc.

Date: December 19, 2024	By:	/s/ Morgan Walbridge
Morgan Walbridge
Senior Vice President, Chief Legal Officer and Secretary

Exhibit 10.1
THE AZEK COMPANY INC.
EXECUTIVE SEVERANCE PLAN
1. Purpose. The purpose of the AZEK Company Inc. Executive Severance Plan (the “Plan”) is to enable the AZEK Company Inc. to offer certain protections to key employees if they experience a qualifying termination and to ensure their continued dedication to their duties in the event of any threat or occurrence of a Change in Control (as defined below). The Plan is intended to be a “top-hat” plan for the purpose of providing benefits for a select group of management or highly compensated employees.
2. Term. The Plan shall be effective as of December 9, 2024. The Plan shall remain in effect until modified or terminated pursuant to Section 11.
3. Definitions.
(a) “Administrator” means the Compensation Committee of the Board or another duly constituted committee of the Board designated by the Board as the Administrator hereunder.
(b) “Base Pay” means the annual base salary in effect for the Participant immediately before the Participant’s termination of employment (without giving effect to any reduction that constitutes Good Reason), excluding overtime, bonuses, incentive compensation or any other special payments. Base Pay is used to compute the amount of the Severance Benefit.
(c) “Board” means the Board of Directors of the Company.
(d) “Bonus” means the Participant’s annual incentive award under the Company’s annual incentive program in effect for the Participant for the year in which the Termination Date occurs, based on actual achievement of any applicable performance measures.
(e) “Cause” has the meaning set forth in the Participation Agreement between the Participant and the Company, or if there is no such agreement or no such term is defined in such agreement, means the Participant’s (i) commission of an act which constitutes common law fraud or embezzlement (other than occasional, customary and de minimis use of the Company’s property for personal purposes); (ii) indictment for or conviction or entry of a plea of guilty or nolo contendere to (A) a felony or (B) any crime (whether or not a felony) involving moral turpitude; (iii) commission of any intentional tortious or unlawful act in either such case causing material harm to the Company’s business, standing or reputation or the business, standing or reputation of any of the Company’s affiliates; (iv) gross negligence in the performance of Participant’s duties; (v) breach of the Participant’s duty of loyalty or care to the Company or any of its affiliates; (vi) other misconduct that is materially detrimental to the Company or any of its affiliates; (vii) refusal or failure to perform the Participant’s duties or the deliberate and consistent refusal to conform to or follow any reasonable policy adopted by the Company, in each case after receiving written notice describing the Participant’s noncompliance and being given 10 business days to cure (to the extent curable) such non-compliance; (viii) breach of any agreement with or for the benefit of Company or any of its affiliates to which the Participant is a party or by which the Participant is bound, which breach is not cured (to the extent curable) within 10 business days following written notice from the Participant.
(f) “Change in Control” has the meaning set forth in the Company’s 2020 Omnibus Incentive Compensation Plan (or any successor equity incentive plan adopted by the Company); provided, however, that a Change in Control must also constitute a “change in control event” for purposes of Section 409A of the Internal Revenue Code.
(g) “CIC Protection Period” means the period commencing on the Closing and ending on the date that is 24 months following the Closing.
(h) “CIC Qualifying Termination” means a termination of the Participant’s employment with the Company by the Company without Cause (other than by reason of death or Disability) or by the Participant for Good Reason, in each case, during the CIC Protection Period. Notwithstanding the foregoing, a CIC Qualifying Termination will not have occurred if the Participant has received a Comparable Offer with the Company or a Successor Employer, whether or not the Participant accepts such offer.

(i) “CIC Severance Benefits” means:
(i) A lump sum severance payment equal to the Participant’s Severance Multiplier times the sum of (A) the Participant’s Base Pay and (B) the Participant’s Target Bonus, payable within 60 days following the date the Release becomes effective and irrevocable; provided, that if the period during which the Release could become effective and irrevocable spans two calendar years, payment shall occur in the second calendar year;
(ii) Subject to the Participant’s timely election of continuation coverage under COBRA, reimbursement or payment of the premiums for the Participant’s and his or her covered dependents’ participation in the Company’s group health plans pursuant to COBRA for a period ending on the earliest of (A) the end of the Participant’s COBRA Period, (B) the Participant becoming eligible for other employer-sponsored group health benefits or Medicare, and (C) the expiration of the Participant’s rights under COBRA; provided, however, that if the COBRA Period extends beyond 18 months and the Participant ceases to be eligible for COBRA (other than as a result of becoming eligible for Medicare or coverage under other group health plans), within 30 days following the date Participant ceases to be so eligible, payment of a lump sum amount equal to (I) the COBRA Period less the number of months of COBRA that have been previously been provided for as of such date, multiplied by (II) the amount of the COBRA premiums paid in the final month of COBRA eligibility;
(iii) Payment of any earned but unpaid annual incentive award for the fiscal year preceding the fiscal year in which the Termination Date occurs, payable on the date when annual incentives for such fiscal year are otherwise paid to the Company’s executives for such fiscal year; and
(iv) Payment of a pro-rated annual incentive award for the fiscal year in which the Termination Date occurs equal to the product of (i) the Participant’s Bonus multiplied by (ii) a fraction, the numerator of which is the number of days the Participant was employed by the Company and its subsidiaries’ during the fiscal year of termination and the denominator of which is the total number of days in such year, payable on the date when annual incentives for such fiscal year are otherwise paid to the Company’s executives for such fiscal year but in no event later than two and one-half months following the end of the fiscal year in which the Termination Date occurs.
(j) “Closing” means the date on which a Change in Control is consummated.
(k) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.
(l) “COBRA Period” means the applicable period for the Participant’s Tier as set forth on Exhibit A.
(m) “Code” means the Internal Revenue Code of 1986 and any guidance and regulations promulgated thereunder.
(n) “Company” means The AZEK Company Inc. and its affiliated companies and subsidiaries, and following the Closing, shall include any successor.
(o) “Comparable Offer” means an offer of employment that provides for (i) Base Pay and a Target Bonus that is at least equal to the Participant’s Base Pay and Target Bonus as of immediately prior to the Closing; (ii) substantially similar duties and responsibilities as in effect for the Participant immediately prior to the Closing; and (iii) a geographic location that does not increase the Participant’s one-way commute as in effect immediately prior to the Closing by more than 50 miles.
(p) “Disability” has the meaning set forth in the Participation Agreement between the Participant and the Company, or if there is no such agreement or no such term is defined in such agreement, a “Disability” shall be deemed to have occurred if the Participant cannot perform the essential functions of the Participant’s duties with or without a reasonable accommodation, due to illness or injury for such duration as entitles the Participant to long-term disability payments under the Company plan in which the Participant participates. A determination of Disability shall be made by the Administrator on the basis of such medical evidence as the Administrator deems warranted under the circumstances, and in this respect, Participants shall submit to an examination by a physician upon request by the Administrator.
(q) “ERISA” means the Employee Retirement Income Security Act of 1974.

(r) “Good Reason” has the meaning set forth in the Participation Agreement between the Participant and the Company, or if there is no such agreement or no such term is defined in such agreement, means (i) a material reduction in the Participant’s Base Pay or, following a Change in Control, the Participant’s Target Bonus; (ii) a materially adverse change in the Participant’s title, duties or responsibilities (including reporting responsibilities); or (iii) a relocation of the Participant’s principal place of business that increases the Participant’s one-way commute by more than 50 miles. Notwithstanding the foregoing, any assertion by the Participant of a termination of employment for “Good Reason” shall not be effective unless all of the following conditions are satisfied: (A) the condition giving rise to the Participant’s termination of employment must have arisen without the Participant’s consent; (B) the Participant must provide notice to the Company of such condition within 30 days of the initial existence of the condition; (C) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Company; and (D) the date of the Participant’s termination of employment must occur within 90 days after the initial existence of the condition specified in such notice.
(s) “Participant” means an employee of the Company or its subsidiary who participates in the Plan pursuant to Section 4.
(t) “Qualifying Termination” means a termination of the Participant’s employment with the Company by the Company without Cause (other than by reason of death or Disability) or by the Participant for Good Reason.
(u) “Severance Benefits” means:
(i) Aggregate severance payments in an amount equal to the Participant’s Severance Multiplier times the sum of (A) the Participant’s Base Pay and (B) the Participant’s Target Bonus, payable in equal installments in accordance with the Company’s normal payroll practices for the Participant’s Severance Period beginning on the date the Release becomes effective and irrevocable; provided, that if the period during which the Release could become effective and irrevocable spans two calendar years, payments of such installments shall not commence until the first normal payroll date in the second calendar year;
(ii) Subject to the Participant’s timely election of continuation coverage under COBRA, reimbursement or payment of the premiums for the Participant’s and his or her covered dependents’ participation in the Company’s group health plans pursuant to COBRA for a period ending on the earliest of (A) the end of the Participant’s COBRA Period, (B) the Participant becoming eligible for other employer-sponsored group health benefits or Medicare, and (C) the expiration of the Participant’s rights under COBRA; provided, however, that if the COBRA Period extends beyond 18 months and the Participant ceases to be eligible for COBRA (other than as a result of becoming eligible for Medicare or coverage under other group health plans), within 30 days following the date Participant ceases to be so eligible, payment of a lump sum amount equal to (I) the COBRA Period less the number of months of COBRA that have been previously been provided for as of such date, multiplied by (II) the amount of the COBRA premiums paid in the final month of COBRA eligibility;
(iii) Payment of any earned but unpaid annual incentive award for the fiscal year preceding the fiscal year in which the Termination Date occurs, payable on the date when annual incentives for such fiscal year are otherwise paid to the Company’s executives for such fiscal year; and
(iv) Payment of a pro-rated annual incentive award for the fiscal year in which the Termination Date occurs equal to the product of (i) the Participant’s Bonus multiplied by (ii) a fraction, the numerator of which is the number of days the Participant was employed by the Company and its subsidiaries’ during the fiscal year of termination and the denominator of which is the total number of days in such year, payable on the date when annual incentives for such fiscal year are otherwise paid to the Company’s executives for such fiscal year but in no event later than two and one-half months following the end of the fiscal year in which the Termination Date occurs.
(v) “Severance Multiplier” means the applicable multiplier for the Participant’s Tier as set forth on Exhibit A.
(w) “Severance Period” means the applicable period for the Participant’s Tier as set forth on Exhibit A.

(x) “Successor Employer” means (i) any affiliate of the Company; (ii) any entity that assumes operations or functions formerly carried out by the Company, including an entity to whom the Company’s operations or any portion of its operations is outsourced or sold; (iii) any entity making a Comparable Offer at the request of the Company; or (iv) any acquiring or resulting company (or an affiliate thereof) in connection with a Change in Control.
(y) “Target Bonus” means the Participant’s target annual incentive opportunity under the Company’s annual incentive program in effect for the Participant in the fiscal year in which the Termination Date occurs (without giving effect to any reduction that constitutes Good Reason).
(z) “Termination Date” means the date of the Participant’s termination of employment with the Company.
4. Eligibility. The Chief Executive Officer, as well as executive officers and other employees selected by the Administrator and notified of their participation, shall be eligible to participate in the Plan. The Administrator may, in its discretion, condition participation upon execution of a Participation Agreement with the Company in the form attached hereto as Exhibit B (a “Participation Agreement”).
5. Severance Benefit.
(a) Qualifying Termination. Upon a Participant’s Qualifying Termination, subject to Section 5(e), such Participant will receive the Severance Benefits.
(b) CIC Qualifying Termination. Upon a Participant’s CIC Qualifying Termination, subject to Section 5(e), such Participant will receive the CIC Severance Benefits.
(c) Death or Disability. Upon a Participant’s death or Disability, subject in the event of Disability to Section 5(e), such Participant will receive:
(i) Payment of any earned but unpaid annual incentive award for the fiscal year preceding the fiscal year in which the Termination Date occurs, payable on the date when annual incentives for such fiscal year are otherwise paid to the Company’s executives for such fiscal year; and
(ii) Payment of a pro-rated annual incentive award for the fiscal year in which the Termination Date occurs equal to the product of (i) the Participant’s Bonus multiplied by (ii) a fraction, the numerator of which is the number of days the Participant was employed by the Company and its subsidiaries’ during the year of termination and the denominator of which is the total number of days in such year, payable on the date when annual incentives for such fiscal year are otherwise paid to the Company’s executives for such fiscal year but in no event later than two and one-half months following the end of the fiscal year in which the Termination Date occurs.
(d) Other Termination. Upon a termination of employment for any reason other than as the result of a Qualifying Termination, CIC Qualifying Termination, or the Participant’s death or Disability, such Participant shall not be entitled to receive any payments or benefits under this Plan.
(e) Release of Claims. Payment of the Severance Benefits or CIC Severance Benefits shall be subject to (i) the Participant’s execution (and non-revocation) of a general release of claims in a form acceptable to the Company (the “Release”) within the time period specified therein and (ii) the Participant’s continued compliance with any restrictive covenant agreements between the Participant and the Company, including under any Participation Agreement.
(f) After-Acquired Cause. Notwithstanding any other provision in the Plan to the contrary, if a Participant terminates as a result of a Qualifying Termination or CIC Qualifying Termination and it is subsequently determined that grounds for termination for Cause existed as of the Termination Date, then such Participant shall be deemed to not have had a Qualifying Termination or CIC Qualifying Termination, and such Participant shall return to the Company all amounts paid to such Participant pursuant to Section 5(a) or 5(b); provided, that if a Participant is required to repay amounts to the Company pursuant to this Section 5(f), such Participant shall indemnify the Company for all costs (including, without limitation, reasonable attorneys’ fees and expenses) that the Company incurs in collecting such repayment, should the Participant fail to timely make such repayment within 30 days of the Company’s notice to the Participant of such obligation.

6. Administration.
(a) In the event of any conflict or inconsistency between another document and the terms of the Plan, the terms and conditions of the Plan shall govern and control; provided, however, that a Participant’s Participation Agreement will govern their participation in the Plan to the extent of any conflict between a Participation Agreement and the Plan.
(b) The Plan shall be administered by the Administrator in its sole and absolute discretion, and all determinations by the Administrator shall be final, binding and conclusive on all parties and be given the maximum possible deference allowed by law.
(c) The Administrator shall have the authority, consistent with the terms of the Plan, to (i) designate Participants, (ii) determine the terms and conditions relating to the Severance Benefit, if any, (iii) interpret, administer, reconcile any inconsistency, correct any defect and/or supply any omission in the Plan, (iv) establish, amend, suspend or waive any rules and procedures with respect to the Plan, and (v) make any other determination and take any other action that the Administrator deems necessary or desirable for administration of the Plan, including, without limitation, the timing and amount of payments. The Administrator may delegate to one or more of the officers of the Company the authority to act on behalf of the Administrator.
7. Funding. The obligations of the Company under the Plan are not funded through contributions to a trust or otherwise, and all benefits shall be payable from the general assets of the Company. Nothing contained in the Plan shall give a Participant any right, title or interest in any property of the Company. Participants shall be mere unsecured creditors of the Company.
8. ERISA. The Plan is not intended to provide retirement income or to defer the receipt of payments hereunder to the termination of a Participant’s employment or beyond. The Plan is not a pension that is subject to ERISA.
9. Section 409A.
(a) Compliance. Notwithstanding anything herein to the contrary, this Plan is intended to be interpreted and applied so that the payments and benefits set forth herein either shall be exempt from the requirements of Section 409A of the Code or shall comply with the requirements of Section 409A of the Code, and accordingly, to the maximum extent permitted, this Plan shall be interpreted to be exempt from or in compliance with Section 409A of the Code. To the extent that the Company determines that any provision of this Plan would cause a Participant to incur any additional tax or interest under Section 409A of the Code, the Company shall be entitled to reform such provision to attempt to comply with or be exempt from Section 409A of the Code through good faith modifications. To the extent that any provision hereof is modified in order to comply with Section 409A of the Code, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Participants and the Company without violating the provisions of Section 409A of the Code. Notwithstanding any of the foregoing to the contrary, none of the Company or its subsidiaries or affiliates or any of their officers, directors, members, employees, agents, advisors, predecessors, successors, or equity holders shall have any liability for the failure of this Plan to be exempt from, or to comply with, the requirements of Section 409A of the Code. Each payment and/or benefit provided hereunder shall be a payment in a series of separate payments for purposes of Section 409A of the Code.
(b) Separation from Service. Notwithstanding anything in this Plan to the contrary, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Plan unless such termination is also a “separation from service” within the meaning of Section 409A of the Code.
(c) Specified Employee. Notwithstanding anything in this Plan to the contrary, if a Participant is deemed to be a “specified employee” within the meaning of Section 409A of the Code, any payments or benefits due upon a termination of Participant’s employment under any arrangement that constitutes a “deferral of compensation” within the meaning of Section 409A of the Code (whether under this Plan or any other plan, program or payroll practice) and which do not otherwise qualify under the exemptions under Treasury Regulations Section 1.409A- 1 (including the short-term deferral exemption and the permitted payments under Treasury Regulations Section 1.409A- 1 (b)(9)(iii)(A)), shall be delayed and paid or provided to Participant in a lump sum on the earlier of (i) the date which is six months and one day after Participant’s “separation from service” (as such term is defined in Section 409A of the Code) for any reason other than death, and (ii) the date of Participant’s death.
(d) Reimbursements. To the extent that any right to reimbursement of expenses or payment of any benefit in-kind under this Plan constitutes nonqualified deferred compensation (within the meaning of Section 409A of the Code), (i) any such expense reimbursement shall be made by the Company no later than the last day of the taxable year following the taxable year in which such expense was incurred by Participant, (ii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (iii) the amount of expenses eligible for reimbursement or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year; provided, that the foregoing clause shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period in which the arrangement is in effect.
10. Amendment or Termination. Prior to the Closing, the Administrator may amend or terminate the Plan at any time, without notice, and for any or no reason, except as prohibited by law; provided, however, that any amendment or termination that is materially adverse to (i) a Participant who has experienced a Qualifying Termination or (ii) a Participant who has executed a Participation Agreement shall not be effective as to such Participant, unless such action is approved in writing by such Participant. Any action of the Company in amending or terminating the Plan will be taken in a non-fiduciary capacity. During the CIC Protection Period, the Company and the Administrator may not, without a Participant’s written consent, amend or terminate the Plan in any way, nor take any other action, that (i) prevents that Participant from becoming eligible for the CIC Severance Benefits under the Plan, or (ii) reduces or alters to the detriment of the Participant the CIC Severance Benefits payable, or potentially payable, to a Participant under the Plan (including imposing additional conditions).
11. At-Will Employment. Nothing in this Plan or any other act of the Company shall be considered effective to change a Participant’s status as an at-will employee or guarantee any duration of employment. Either the Company or a Participant may terminate the employment relationship at any time, for any reason or no reason, and with or without advance notice.
12. Transfer and Assignment. In no event may any Participant sell, transfer, anticipate, assign or otherwise dispose of any right or interest under the Plan. At no time will any such right or interest be subject to the claims of creditors nor liable to attachment, execution, or other legal process.
13. Severability. If any provision of the Plan is held invalid or unenforceable, its invalidity or unenforceability will not affect any other provision of the Plan, and the Plan will be construed and enforced as if such provision had not been included.
14. Successors. Any successor to the Company of all or substantially all of the Company’s business and/or assets (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or other transaction) will assume the obligations under the Plan and agree expressly to perform the obligations under the Plan in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under the Plan, the term “Company” will include any successor to the Company’s business and/or assets which become bound by the terms of the Plan by operation of law, or otherwise.
15. Withholding; Taxes. The Company shall withhold from any Severance Benefits or CIC Severance Benefits all federal, state and local income or other taxes required to be withheld therefrom and any other required payroll deductions.
16. Compensation. Benefits payable hereunder shall not constitute compensation under any other plan or arrangement, except as expressly provided in such plan or arrangement.
17. Interpretation. Titles and headings to Sections hereof are for the purpose of reference only and shall in no way limit, define or otherwise affect the provisions hereof. Unless the context requires otherwise, all references to laws, regulations, contracts, agreements, plans and instruments refer to such laws, regulations, contracts, agreements, plans and instruments as they may be amended from time to time, and references to particular provisions of laws or regulations include a reference to the corresponding provisions of any succeeding law or regulation. All references to “dollars” or “$” in the Plan refer to United States dollars. The word “or” is not exclusive. The words “herein”, “hereof”, “hereunder” and other compounds of the word “here” shall refer to the entire Plan, including all Exhibits attached hereto, and not to any particular provision hereof. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely. All references to “including” shall be construed as meaning “including without limitation.”
18. Entire Agreement. This Plan and any Participation Agreement represents the entire agreement of the Company and the Participants with respect to the subject matter hereof and supersedes all prior understandings, whether written or oral; provided, however, that the restrictive covenants set forth in the Participation Agreement are in addition and not in lieu of any other restrictive covenant agreements between the Participant and the Company. For the avoidance of doubt, no Participant will be eligible for any other severance benefits under any employment agreement or offer letter.
19. Governing Law. The provisions of the Plan will be construed, administered, and enforced in accordance with ERISA and, to the extent applicable, the laws of the State of Delaware without regard to its choice of law provisions.
20. Claims and Appeals.
(a) Claims Procedure. Any employee or other person who believes he or she is entitled to any payment under the Plan may submit a claim in writing to the Administrator within 90 days of the earlier of (i) the date the claimant learned the amount of his or her benefits under the Plan or (ii) the date the claimant learned that he or she will not be entitled to any benefits under the Plan. If the claim is denied (in full or in part), the claimant will be provided a written notice explaining the specific reasons for the denial and referring to the provisions of the Plan on which the denial is based. The notice also will describe any additional information needed to support the claim and the Plan’s procedures for appealing the denial. The denial notice will be provided within 90 days after the claim is received. If special circumstances require an extension of time (up to 90 days), written notice of the extension will be given within the initial 90-day period. This notice of extension will indicate the special circumstances requiring the extension of time and the date by which the Administrator expects to render its decision on the claim.
(b) Appeal Procedure. If the claimant’s claim is denied, the claimant (or his or her authorized representative) may apply in writing to the Administrator for a review of the decision denying the claim. Review must be requested within 60 days following the date the claimant received the written notice of their claim denial or else the claimant loses the right to review. The claimant (or representative) then has the right to review and obtain copies of all documents and other information relevant to the claim, upon request and at no charge, and to submit issues and comments in writing. The Administrator will provide written notice of its decision on review within 60 days after it receives a review request. If additional time (up to 60 days) is needed to review the request, the claimant (or representative) will be given written notice of the reason for the delay. This notice of extension will indicate the special circumstances requiring the extension of time and the date by which the Administrator expects to render its decision. If the claim is denied (in full or in part), the claimant will be provided a written notice explaining the specific reasons for the denial and referring to the provisions of the Plan on which the denial is based. The notice also will include a statement that the claimant will be provided, upon request and free of charge, reasonable access to, and copies of, all documents and other information relevant to the claim and a statement regarding the claimant’s right to bring an action under Section 502(a) of ERISA.
21. Clawback. Amounts paid or payable under this Plan shall be subject to the provisions of an applicable clawback or recoupment policies or procedures adopted by the Company, which clawback or recoupment policies may provide for forfeiture or recoupment of amounts paid or payable under this Plan. No forfeiture or recoupment under such policies or procedures will give rise to a right to resign for Good Reason under the Plan or under any other agreement between a Participant and the Company.
22. Certain Excise Taxes. Notwithstanding anything to the contrary in this Plan, if a Participant is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the Severance Benefit provided for under this Plan, together with any other payments and benefits which the Participant has the right to receive from the Company, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the Severance Benefit provided for under this Plan shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by the Participant from the Company will be one dollar ($1.00) less than three times the Participant’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by the Participant shall be subject to the excise tax imposed by Section 4999 of the Code, or (b) paid in full, whichever produces the better net after-tax position to the Participant (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes). The determination as to whether any such reduction in the amount of the payments provided hereunder is necessary shall be made by the Company in good faith. If a reduced payment is made or provided and through error or otherwise that payment, when aggregated with other payments and benefits from the Company used in determining if a parachute payment exists, exceeds one dollar ($1.00) less than three times the Participant’s base amount, then the Participant shall immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Plan shall require the Company to be responsible for, or have any liability or obligation with respect to, the Participant’s excise tax liabilities under Section 4999 of the Code.
[Remainder of Page Intentionally Left Blank]

EXHIBIT A

Tier	Qualifying Termination			CIC Qualifying Termination
	Multiplier	Severance Period	COBRA Period	Multiplier	COBRA Period
Tier 1	2.00	24 months	24 months	3.00	24 months
Tier 2	1.00	12 months	12 months	2.00	18 months

EXHIBIT B
THE AZEK COMPANY INC.
EXECUTIVE SEVERANCE PLAN

FORM OF PARTICIPATION AGREEMENT
This Participation Agreement (this “Agreement”) is made and entered into by and between [•] (the “Participant”) and The AZEK Company Inc. (the “Company”) effective as of         , 20  .
The Company maintains the AZEK Company Inc. Executive Severance Plan (as amended from time to time, the “Plan”). Capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Plan. The Plan provides severance payments and benefits in connection with a Participant’s Qualifying Termination or CIC Qualifying Termination.
By signing this Agreement, the Participant acknowledges and agrees that he or she has read and understands all of the terms of the Plan and this Agreement, including the covenants set forth in Appendix A attached hereto, and that the Participant agrees to participate in the Plan in Tier [  ]. The Participant acknowledges and agrees that such participation is subject to the terms and conditions of the Plan.
Miscellaneous:
(a) For purposes of any outstanding awards held by the Participant under the AZEK Company Inc. 2020 Omnibus Incentive Compensation Plan (as amended from time to time and any successor omnibus equity plan), “Cause” shall have the meaning set forth in the Plan.
(b) This Agreement shall be governed in all respects by the laws of the State of Delaware without regard to the principles of conflict of law.
(c) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
(d) This Agreement and the Plan represent the entire agreement between the parties with respect to the subject matter hereof and may not be amended except in a writing signed by the Company and the Participant; provided, however, that the restrictive covenants set forth in Appendix A attached hereto are in addition and not in lieu of any other restrictive covenant agreements between the Participant and the Company. If any dispute should arise under this Agreement, it shall be settled in accordance with the terms of the Plan.
(e) This Agreement shall be binding on the executors, heirs, administrators, successors and assigns of the Participant and the successors and assigns of Company and shall inure to the benefit of the respective executors, heirs, administrators, successors and assigns of the Company.
[Signature page follows.]

IN WITNESS WHEREOF, the Participant and the Company hereto have executed this Agreement as of the date first set forth above.

THE AZEK COMPANY INC.

Name:
Title:

PARTICIPANT

Name:

Appendix A
Restrictive Covenants
The Participant acknowledges and agrees that the Participant has and will continue to receive confidential, proprietary and trade secret information regarding the business and affairs of the Company and that the use and disclosure of such information following a termination of employment, even if inadvertent, would cause significant damage to the legitimate business interests of the Company. The Participant further acknowledges and agrees that the receipt of such confidential, proprietary and trade secret information and the severance benefits payable under the terms of the Plan are adequate and sufficient consideration to support the Participant’s obligations under this Appendix A. Capitalized terms used by not defined herein shall have the meanings set forth in the Plan.
1. State Specific Provisions. Section 4(a)(i) below does not apply if the Participant at the time of his or her Termination Date is based (i) in California; (ii) in Illinois and makes less than $75,000 annually as of 2024 (or such amount in future years as subsequently adjusted under Illinois law); or (iii) in Maryland and makes less than $46,800 annually as of 2024 (or such amount in future years as subsequently adjusted under Maryland law). Sections 4(a)(ii)-(iv) below do not apply if the Participant at the time of his or her Termination Date is based (i) in California or (ii) in Illinois and makes less than $45,000 annually as of 2024 (or such amount in future years as subsequently adjusted under Illinois law).
2. Confidentiality.
(a) Each Participant shall not, without the prior written consent of the Company, use for the Participant or for others, or divulge, disclose or make accessible to any other person, firm, partnership, corporation or other entity, any Confidential Information (as defined below) pertaining to the business of the Company, except when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Participant to divulge, disclose or make accessible such information. All Confidential Information in such Participant’s possession shall be returned to the Company promptly.
(b) As used herein, “Confidential Information” means non-public information concerning the Company, including financial data, strategic business plans, product development or other proprietary product data, customer lists, consulting or licensing agreements, vendor lists, lists of potential customers, pricing and credit techniques, private processes, marketing plans, reports, summaries, analyses or other proprietary information now or hereafter in the possession of a Participant, except for specific items which have become publicly available information (other than such items which Participant knows have become publicly available through a breach of fiduciary duty or any confidentiality agreement).
3. Non-Disparagement. During the Participant’s employment and thereafter, the Participant shall not make any statement that criticizes, ridicules, disparages or is otherwise negative or derogatory of the Company or any of its employees, officers, directors or stockholders.
4. Non-Competition and Non-Solicitation.
(a) Subject to the provisions of Section 4(c) below, during the Restricted Period (as defined below), the Participant shall not, without the prior written consent of the Company, directly or indirectly:
(i) directly or indirectly, as a sole proprietor, member of a partnership, stockholder, investor, officer or director of a corporation, including, without limitation, as an employee, associate, consultant or agent of any person, partnership, corporation or other business organization or entity, render any service to (including the making of investments in or otherwise providing capital to) any competitor (or any person or entity that is reasonably anticipated to become a competitor within the term hereof) of the Company, within the Geographic Area (as defined below); it being understood that such a person, partnership, corporation or other business organization or entity is in competition with the Company if it is then engaging or planning to engage during the Restricted Period, itself or through any joint venture, partnership, or otherwise, in any business in which (A) the Company has been engaged in at or prior to the Termination Date (unless the Company has stopped engaging in such business) or (B) the Company is engaged in or has taken steps in preparation to engage in during the 12-month period prior to the Termination Date;

(ii) induce or attempt to induce any person or entity which is or was a customer or client of the Company, or becomes a customer or client of the Company, to terminate or reduce its relationship or otherwise cease doing business in whole or in part with the Company;
(iii) (A) solicit, entice, or induce any person who is an employee, consultant, independent contractor or other service provider of the Company (a “Company Service Provider”), becomes a Company Service Provider, or was a Company Service Provider in the 12-month period prior to the Termination Date to become employed or engaged by any other person, firm, corporation or to leave his or her employment or engagement with the Company, (B) approach any such Company Service Provider for such purpose, or (C) authorize or knowingly approve the taking of such actions by any other person; provided, however, that the use of general solicitations or advertisements that do not target current or former employees or other service providers of the Company shall not be prohibited; or
(iv) interfere with any relationship between the Company and any of its customers or clients so as to cause harm to the Company.
(b) Nothing in Section 4(a) shall prohibit Participant from (i) engaging in any business that is not in competition with the Company, or (ii) investing in the securities of any corporation having securities listed on a national securities exchange, provided that such investment does not exceed 2% of any class of securities of any corporation engaged in business in competition with the Company; provided that such investment represents a passive investment and that neither the Participant nor any group of persons including the Participant, in any way, either directly or indirectly, manages or exercises control of any such corporation, guarantees any of its financial obligations or otherwise takes any part in its business, other than exercising his or her rights as a shareholder, or seeks to do any of the foregoing.
(c) As used herein:
(i) “Geographic Area” means the United States and any other specific geographic areas or customer markets within such geographic areas service by the Company during the Participant’s employment with the Company.
(ii) “Restricted Period” means the period beginning on the date hereof and ending on the date that is [12/24] months following the Participant’s Termination Date.
5. Trade Secrets. 18 U.S.C. § 1833(b) provides: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, the Participants have the right to disclose in confidence trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The Participants also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Appendix A is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly permitted by 18 U.S.C. § 1833(b).
6. Whistleblower Protection. Notwithstanding anything to the contrary contained herein, no provision of this Appendix A shall be interpreted so as to impede the Participant (or any other individual) from reporting possible violations of federal law or regulation to any governmental agency or entity or making other disclosures under the whistleblower provisions of federal law or regulation or accepting any monetary reward in connection therewith. The Participant does not need the prior authorization of the Company to make any such reports or disclosures and the Participant shall not be required to notify the Company that such reports or disclosures have been made.
7. Remedy for Certain Breaches.
(a) The Participant acknowledges and agrees that the restrictions on the Participant’s activities under the provisions of Sections 2-4 above are required for the reasonable protection of the Company. The Participant irrevocably and unconditionally (i) agrees that in addition to any other remedies which the Company may have under this Appendix A or otherwise, all of which remedies shall be cumulative, the

Company shall be entitled to apply to any court of competent jurisdiction for preliminary and permanent injunctive relief and other equitable relief, without the necessity of proving actual damage, restraining the Participant from doing or continuing to do or perform any acts constituting such breach or threatened breach, (ii) agrees that such relief and any other claim by the Company pursuant hereto may be brought in the [United States District Court for the Northern District of Illinois, or if such court does not have subject matter jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in the State of Illinois], (iii) consents to the nonexclusive jurisdiction of any such court in any such suit, action or proceeding, and (iv) waives any objection which the Participant may have to the laying of venue of any such suit, action or proceeding in any such court.
(b) The Participant agrees that the existence of any claim or cause of action by the Participant against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by such company of the provisions of this Agreement.
8. Nature of Restrictions. The Participant has carefully considered the nature and extent of the restrictions upon the Participant and the rights and remedies conferred upon the Company under this Appendix A, and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to the Company, do not stifle the inherent skill and experience of the Participant, would not operate as a bar to the Participant’s sole means of support, are fully required to protect the legitimate interests of the Company and do not confer a benefit upon the Company disproportionate to the detriment to the Participant.
9. Reformation of Agreement; Severability. In the event that any of the provisions of Sections 2-4 shall be found by a court of competent jurisdiction to be invalid or unenforceable to any extent for any reason such court shall exercise its discretion in reforming such provision(s) to the end that the Participant shall be subject to confidentiality, non-disparagement, non-solicitation and non-competition covenants that are reasonable under the circumstances and enforceable by the Company. In the event that any other provision of this Appendix A or application thereof to anyone or under any circumstance is found to be invalid or unenforceable in any jurisdiction to any extent for any reason, such invalidity or unenforceability shall not affect any other provision or application of this Appendix A which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction.
10. Remedies; Waiver. No remedy conferred upon the Company by this Appendix A is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given hereunder or now or hereafter existing at law or in equity. No delay or omission by the Company in exercising any right, remedy or power hereunder or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by the party possessing the same from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.
11. Governing Law. This Appendix A will be construed, administered, and enforced in accordance with the laws of the [State of Illinois] without regard to its choice of law provisions.
12. Incorporation. This Appendix A shall be subject to Sections 11, 12, 13, 14, 17 and 18 of the Plan, mutatis mutandis.

Exhibit 10.2
THE AZEK COMPANY INC.
EXECUTIVE SEVERANCE PLAN

PARTICIPATION AGREEMENT
This Participation Agreement (this “Agreement”) is made and entered into by and between Jesse Singh (the “Participant”) and The AZEK Company Inc. (the “Company”) effective as of December 16, 2024.
The Company maintains the AZEK Company Inc. Executive Severance Plan (as amended from time to time, the “Plan”). Capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Plan. The Plan provides severance payments and benefits in connection with a Participant’s Qualifying Termination or CIC Qualifying Termination.
By signing this Agreement, the Participant acknowledges and agrees that he or she has read and understands all of the terms of the Plan and this Agreement, including the covenants set forth in Appendix A attached hereto, and that the Participant agrees to participate in the Plan in Tier 1. The Participant acknowledges and agrees that such participation is subject to the terms and conditions of the Plan.
Definitions:
Notwithstanding the definitions set forth in the Plan, for purposes of the Participant’s benefits under the Plan:
(a) “Cause” means the Participant’s (i) conviction for an act which constitutes common law fraud, embezzlement or a felony, or for an act of moral turpitude; (ii) gross negligence on the part of the Participant in the performance of his duties; (iii) breach of his duty of loyalty or care to the Employer that causes material injury to the Employer, except acts taken, or not taken, in good faith and with a reasonable belief that such acts (or inaction) were in the best interests of the Company; (iv) ongoing willful refusal or failure to perform the Participant’s duties or willful refusal or failure conform to the reasonable direction of the Board, in each case after receiving written notice describing his noncompliance and being given a 10 days opportunity to cure (to the extent curable) such noncompliance; or (v) material breach of this Agreement, the Participant’s Employment Agreement with CPG International LLC dated May 26, 2016 (the “Employment Agreement”), the Participant’s Non-Competition Agreement with CPG International LLC dated May 26, 2016 or any other material written agreement with the Company, which is not cured (to the extent curable) within 10 business days following written notice from the Company.
(b) “Comparable Offer” means an offer of employment that provides for (i) Base Pay and a Target Bonus that is at least equal to the Participant’s Base Pay and Target Bonus as of immediately prior to the Closing; (ii) substantially similar duties, authority and scope of duties and substantially similar position and responsibilities (including, but not limited to, the appointment of the Participant to the board of directors or similar governing body), in each case, as in effect for the Participant immediately prior to the Closing; and (iii) a geographic location that is within 35 miles from the location of the office at which the Participant is principally employed immediately prior to the Closing.
(c) “Disability” shall be deemed to have occurred if the Participant’s mental, physical or emotional disability is such that the Participant cannot substantially perform his duties under the Employment Agreement for a period of 90 consecutive days or for 180 days during any 365-day period.
(d) “Good Reason” means, with the Participant’s consent, (i) there is a reduction of the level of the Participant’s Base Salary or Target Bonus, (ii) a material reduction in the Participant’s duties, authority, or scope of duties; (iii) removal of the Participant from his position and responsibilities, which is not effected for Disability or for Cause, including, without limitation, failure to appoint the Participant to the Board, (iv) failure to pay the Participant the compensation payable under the Employment Agreement; (v) the relocation of the Participant’s office at which the Participant is principally employed to a location more than 35 miles from such office, except for required travel on the Company’s business to an extent substantially consistent with the Participant’s business travel obligations, or (vi) a material breach by the Company of the Employment Agreement, in each case provided that (A), the Participant has given the Company written notice of the termination within 90 days of the first date on which the Participant has knowledge of such event or conduct,

(B) the Participant has provided the Company with at least 30 days to cure (to the extent curable), and (C) the date of the Participant’s termination of employment occurs within 150 days after the initial existence of the condition specified in such notice.
Miscellaneous:
(a) For purposes of any outstanding awards held by the Participant under the AZEK Company Inc. 2020 Omnibus Incentive Compensation Plan (as amended from time to time and any successor omnibus equity plan), “Cause” shall have the meaning set forth in this Agreement.
(b) This Agreement shall be governed in all respects by the laws of the State of Delaware without regard to the principles of conflict of law.
(c) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
(d) This Agreement and the Plan represent the entire agreement between the parties with respect to the subject matter hereof and may not be amended except in a writing signed by the Company and the Participant; provided, however, that the restrictive covenants set forth in Appendix A attached hereto are in addition and not in lieu of any other restrictive covenant agreements between the Participant and the Company. If any dispute should arise under this Agreement, it shall be settled in accordance with the terms of the Plan.
(e) This Agreement shall be binding on the executors, heirs, administrators, successors and assigns of the Participant and the successors and assigns of Company and shall inure to the benefit of the respective executors, heirs, administrators, successors and assigns of the Company.
[Signature page follows.]

IN WITNESS WHEREOF, the Participant and the Company hereto have executed this Agreement as of the date first set forth above.

THE AZEK COMPANY INC.

/s/ Morgan Walbridge
Name: Morgan Walbridge
Title: Chief Legal Officer

PARTICIPANT

/s/ Jesse Singh
Name: Jesse Singh

Appendix A
Restrictive Covenants
The Participant acknowledges and agrees that the Participant has and will continue to receive confidential, proprietary and trade secret information regarding the business and affairs of the Company and that the use and disclosure of such information following a termination of employment, even if inadvertent, would cause significant damage to the legitimate business interests of the Company. The Participant further acknowledges and agrees that the receipt of such confidential, proprietary and trade secret information and the severance benefits payable under the terms of the Plan are adequate and sufficient consideration to support the Participant’s obligations under this Appendix A. Capitalized terms used by not defined herein shall have the meanings set forth in the Plan.
1. State Specific Provisions. Section 4(a)(i) below does not apply if the Participant at the time of his or her Termination Date is based (i) in California; (ii) in Illinois and makes less than $75,000 annually as of 2024 (or such amount in future years as subsequently adjusted under Illinois law); or (iii) in Maryland and makes less than $46,800 annually as of 2024 (or such amount in future years as subsequently adjusted under Maryland law). Sections 4(a)(ii)-(iv) below do not apply if the Participant at the time of his or her Termination Date is based (i) in California or (ii) in Illinois and makes less than $45,000 annually as of 2024 (or such amount in future years as subsequently adjusted under Illinois law).
2. Confidentiality.
(a) Each Participant shall not, without the prior written consent of the Company, use for the Participant or for others, or divulge, disclose or make accessible to any other person, firm, partnership, corporation or other entity, any Confidential Information (as defined below) pertaining to the business of the Company, except when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Participant to divulge, disclose or make accessible such information. All Confidential Information in such Participant’s possession shall be returned to the Company promptly.
(b) As used herein, “Confidential Information” means non-public information concerning the Company, including financial data, strategic business plans, product development or other proprietary product data, customer lists, consulting or licensing agreements, vendor lists, lists of potential customers, pricing and credit techniques, private processes, marketing plans, reports, summaries, analyses or other proprietary information now or hereafter in the possession of a Participant, except for specific items which have become publicly available information (other than such items which Participant knows have become publicly available through a breach of fiduciary duty or any confidentiality agreement).
3. Non-Disparagement. During the Participant’s employment and thereafter, the Participant shall not make any statement that criticizes, ridicules, disparages or is otherwise negative or derogatory of the Company or any of its employees, officers, directors or stockholders.
4. Non-Competition and Non-Solicitation.
(a) Subject to the provisions of Section 4(c) below, during the Restricted Period (as defined below), the Participant shall not, without the prior written consent of the Company, directly or indirectly:
(i) directly or indirectly, as a sole proprietor, member of a partnership, stockholder, investor, officer or director of a corporation, including, without limitation, as an employee, associate, consultant or agent of any person, partnership, corporation or other business organization or entity, render any service to (including the making of investments in or otherwise providing capital to) any competitor (or any person or entity that is reasonably anticipated to become a competitor within the term hereof) of the Company, within the Geographic Area (as defined below); it being understood that such a person, partnership, corporation or other business organization or entity is in competition with the Company if it is then engaging or planning to engage during the Restricted Period, itself or through any joint venture, partnership, or otherwise, in any business in which (A) the Company has been engaged in at or prior to the Termination Date (unless the Company has stopped engaging in such business) or (B) the Company is engaged in or has taken steps in preparation to engage in during the 12-month period prior to the Termination Date;

(ii) induce or attempt to induce any person or entity which is or was a customer or client of the Company, or becomes a customer or client of the Company, to terminate or reduce its relationship or otherwise cease doing business in whole or in part with the Company;
(iii) (A) solicit, entice, or induce any person who is an employee, consultant, independent contractor or other service provider of the Company (a “Company Service Provider”), becomes a Company Service Provider, or was a Company Service Provider in the 12-month period prior to the Termination Date to become employed or engaged by any other person, firm, corporation or to leave his or her employment or engagement with the Company, (B) approach any such Company Service Provider for such purpose, or (C) authorize or knowingly approve the taking of such actions by any other person; provided, however, that the use of general solicitations or advertisements that do not target current or former employees or other service providers of the Company shall not be prohibited; or
(iv) interfere with any relationship between the Company and any of its customers or clients so as to cause harm to the Company.
(b) Nothing in Section 4(a) shall prohibit Participant from (i) engaging in any business that is not in competition with the Company, or (ii) investing in the securities of any corporation having securities listed on a national securities exchange, provided that such investment does not exceed 2% of any class of securities of any corporation engaged in business in competition with the Company; provided that such investment represents a passive investment and that neither the Participant nor any group of persons including the Participant, in any way, either directly or indirectly, manages or exercises control of any such corporation, guarantees any of its financial obligations or otherwise takes any part in its business, other than exercising his or her rights as a shareholder, or seeks to do any of the foregoing.
(c) As used herein:
(i) “Geographic Area” means the United States and any other specific geographic areas or customer markets within such geographic areas service by the Company during the Participant’s employment with the Company.
(ii) “Restricted Period” means the period beginning on the date hereof and ending on the date that is 24 months following the Participant’s Termination Date.
5. Trade Secrets. 18 U.S.C. § 1833(b) provides: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, the Participants have the right to disclose in confidence trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. The Participants also have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Appendix A is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly permitted by 18 U.S.C. § 1833(b).
6. Whistleblower Protection. Notwithstanding anything to the contrary contained herein, no provision of this Appendix A shall be interpreted so as to impede the Participant (or any other individual) from reporting possible violations of federal law or regulation to any governmental agency or entity or making other disclosures under the whistleblower provisions of federal law or regulation or accepting any monetary reward in connection therewith. The Participant does not need the prior authorization of the Company to make any such reports or disclosures and the Participant shall not be required to notify the Company that such reports or disclosures have been made.
7. Remedy for Certain Breaches.
(a) The Participant acknowledges and agrees that the restrictions on the Participant’s activities under the provisions of Sections 2-4 above are required for the reasonable protection of the Company. The Participant irrevocably and unconditionally (i) agrees that in addition to any other remedies which the Company may have under this Appendix A or otherwise, all of which remedies shall be cumulative, the

Company shall be entitled to apply to any court of competent jurisdiction for preliminary and permanent injunctive relief and other equitable relief, without the necessity of proving actual damage, restraining the Participant from doing or continuing to do or perform any acts constituting such breach or threatened breach, (ii) agrees that such relief and any other claim by the Company pursuant hereto may be brought in the United States District Court for the Northern District of Illinois, or if such court does not have subject matter jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in the State of Illinois, (iii) consents to the nonexclusive jurisdiction of any such court in any such suit, action or proceeding, and (iv) waives any objection which the Participant may have to the laying of venue of any such suit, action or proceeding in any such court.
(b) The Participant agrees that the existence of any claim or cause of action by the Participant against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by such company of the provisions of this Agreement.
8. Nature of Restrictions. The Participant has carefully considered the nature and extent of the restrictions upon the Participant and the rights and remedies conferred upon the Company under this Appendix A, and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to the Company, do not stifle the inherent skill and experience of the Participant, would not operate as a bar to the Participant’s sole means of support, are fully required to protect the legitimate interests of the Company and do not confer a benefit upon the Company disproportionate to the detriment to the Participant.
9. Reformation of Agreement; Severability. In the event that any of the provisions of Sections 2-4 shall be found by a court of competent jurisdiction to be invalid or unenforceable to any extent for any reason such court shall exercise its discretion in reforming such provision(s) to the end that the Participant shall be subject to confidentiality, non-disparagement, non-solicitation and non-competition covenants that are reasonable under the circumstances and enforceable by the Company. In the event that any other provision of this Appendix A or application thereof to anyone or under any circumstance is found to be invalid or unenforceable in any jurisdiction to any extent for any reason, such invalidity or unenforceability shall not affect any other provision or application of this Appendix A which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction.
10. Remedies; Waiver. No remedy conferred upon the Company by this Appendix A is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given hereunder or now or hereafter existing at law or in equity. No delay or omission by the Company in exercising any right, remedy or power hereunder or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by the party possessing the same from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.
11. Governing Law. This Appendix A will be construed, administered, and enforced in accordance with the laws of the State of Illinois without regard to its choice of law provisions.
12. Incorporation. This Appendix A shall be subject to Sections 11, 12, 13, 14, 17 and 18 of the Plan, mutatis mutandis.

Annex G
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 30, 2024
The AZEK Company Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-39322 (Commission File Number)	90-1017663 (IRS Employer Identification No.)

1330 W Fulton Street, Suite 350 Chicago, Illinois (Address of Principal Executive Offices)		60607 (Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 275-2935
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On January 6, 2025, The AZEK Company Inc. (the “Company”) filed a Current Report on Form 8-K (the “Original 8-K”) to report the appointment of Mr. Ryan Lada to succeed Mr. Clifford as Senior Vice President, Chief Financial Officer and Treasurer of the Company and the appointment of Mr. Matthew Wiora as Chief Accounting Officer of the Company, in each case effective simultaneously with Mr. Clifford’s resignation on January 24, 2025. This Current Report on Form 8-K/A (this “Amendment”) amends the Original 8-K to provide certain compensatory information in connection with such promotions that was not determined at the time of the Original 8-K. Except as expressly stated herein, this Amendment does not amend or update any other information contained in the Original 8-K, which remains unchanged. Accordingly, this Amendment should be read in conjunction with the Original 8-K.
For serving as the Company's Chief Financial Officer & Treasurer, Mr. Lada will receive an annual base salary of $480,000 and will be eligible to receive an annual incentive award with a current target value of 75% of his base salary and an annual long-term incentive award with a current target value of $750,000, with the specific value and terms of such award to be determined by the Company's compensation committee during the first fiscal quarter of the applicable fiscal year. In addition, Mr. Lada will receive a one-time promotional equity award with an aggregate value of $430,000. Such award will be comprised of 55% performance stock units, 25% restricted stock units and 20% stock options. Mr. Lada will also participate in the Company's Executive Severance Plan as a Tier 2 Participant.
For serving as the Company's Chief Accounting Officer, Mr. Wiora will receive an annual base salary of $300,000 and will be eligible to receive an annual incentive award with a current target value of 40% of his base salary and an annual long-term incentive award with a current target value of $120,000, with the specific value and terms of such award to be determined by the Company's compensation committee during the first fiscal quarter of the applicable fiscal year.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The AZEK Company Inc.

Date: January 24, 2025	By:	/s/ Morgan Walbridge
Morgan Walbridge
Senior Vice President, Chief Legal Officer and Secretary

Annex H
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 28, 2025

The AZEK Company Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39322	90-1017663
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1330 W Fulton Street, Suite 350 Chicago, Illinois	60607
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 275-2935
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.03	Material Modification to Rights of Security Holders.
The information set forth under Item 5.03 below is incorporated by reference in this Item 3.03.
Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
At the Annual Meeting (as defined below), upon the recommendation of the Board of Directors, the stockholders of the Company approved amendments to the Company’s restated certificate of incorporation to (i) remove references to the Company's former private equity sponsors and make certain other immaterial changes and (ii) remove the sponsor corporate opportunity waiver provision (together, the “Charter Amendments”). As a result, the Company filed a Certificate of Amendment setting forth the Charter Amendments (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware on March 5, 2025. The Certificate of Amendment became effective upon filing. Following the filing of the Certificate of Amendment, the Company filed the Third Restated Certificate of Incorporation that reflects the Charter Amendments (the “Third Restated Certificate”) with the Secretary of State of the State of Delaware, which became effective on March 5, 2025. The Certificate of Amendment and the Third Restated Certificate are filed as Exhibits 3.1 and 3.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.
Item 5.07	Submission of Matters to a Vote of Security Holders.
On February 28, 2025, the Company held its annual meeting of stockholders (the “Annual Meeting”). Set forth below are the voting results for each of the proposals submitted to a vote of the Company’s stockholders at the Annual Meeting.
Proposal No. 1: Election of Directors
The Company’s stockholders elected Gary Hendrickson, Jesse Singh, Pamela Edwards, Howard Heckes, Vernon J. Nagel, Harmit Singh, Brian Spaly and Fiona Tan to serve on the Company’s Board of Directors for a one-year term expiring at the Company’s annual meeting in 2026 and until their successors are duly elected and qualified by the votes indicated below.

Director Nominee	Votes For	Votes Withheld	Broker Non-Votes
Gary Hendrickson	123,802,913	8,926,067	4,210,048
Jesse Singh	131,445,884	1,283,096	4,210,048
Pamela Edwards	127,808,214	4,920,766	4,210,048
Howard Heckes	123,994,801	8,734,179	4,210,048
Vernon J. Nagel	126,259,745	6,469,235	4,210,048
Harmit Singh	131,438,801	1,290,179	4,210,048
Brian Spaly	127,049,520	5,679,460	4,210,048
Fiona Tan	127,454,420	5,274,560	4,210,048

Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm
The proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025 was approved by the votes indicated below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
136,245,470	654,766	38,792	0

Proposal No. 3: Advisory Vote on Executive Compensation
The Company’s stockholders approved the Company’s executive compensation by the votes indicated below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
127,885,201	4,535,591	308,188	4,210,048

Proposal No. 4: Approval of Amendments to Our Certificate of Incorporation to Remove References to Our Former Private Equity Sponsors and Make Certain Other Immaterial Changes
The Company’s stockholders approved amendments to the Company’s certificate of incorporation to remove references to our former private equity sponsors and make certain other immaterial changes by the votes indicated below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
96,413,651	40,470,646	54,731	0

Proposal No. 5: Approval of Amendment to Our Certificate of Incorporation to Remove the Sponsor Corporate Opportunity Waiver Provision
The Company’s stockholders approved an amendment to the Company’s certificate of incorporation to remove the sponsor corporate opportunity waiver provision by the votes indicated below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
132,669,589	5,729	53,662	4,210,048

Proposal No. 6: Approval of Amendment to Our Certificate of Incorporation to Remove the Sponsors' Exemption from Certain Business Combination Restrictions
The proposed amendment to the Company’s certificate of incorporation to remove the sponsors' exemption from certain business combination restrictions was not approved based on the votes indicated below.

Votes For	Votes Against	Abstentions	Broker Non-Votes
53,699,518	78,975,181	54,281	4,210,048

Item 9.01.	Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Description
3.1	Certificate of Amendment to the Second Restated Certificate of Incorporation of The AZEK Company Inc.
3.2	Third Restated Certificate of Incorporation of The AZEK Company Inc. dated March 5, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The AZEK Company Inc.

Date: March 5, 2025	By:	/s/ Morgan Walbridge
Morgan Walbridge
Senior Vice President, Chief Legal Officer & Secretary

Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
SECOND RESTATED CERTIFICATE OF INCORPORATION
OF
THE AZEK COMPANY INC.
The AZEK Company Inc., a Delaware corporation (the “Corporation”), does hereby certify:
FIRST: Second Restated Certificate of Incorporation of the Corporation (the “Certificate”) is hereby amended as follows:
A.	Article FIRST, and any reference thereto, is hereby renumbered as Article I.
B.	Article SECOND, and any reference thereto, is hereby renumbered as Article II.
C.	Article THIRD, and any reference thereto, is hereby renumbered as Article III.
D.	Article FOURTH, and any reference thereto, is hereby renumbered as Article IV.
E.	Article FIFTH, and any reference thereto, is hereby renumbered as Article V.
F.	Article SIXTH, and any reference thereto, is hereby renumbered as Article VI.
G.	Article SEVENTH, and any reference thereto, is hereby renumbered as Article VII.
H.	Article EIGHTH, and any reference thereto, is hereby renumbered as Article VIII.
I.	Article NINTH, and any reference thereto, is hereby renumbered as Article IX.
J.	Article TENTH, and any reference thereto, is hereby renumbered as Article X.
K.	Article ELEVENTH, and any reference thereto, is hereby renumbered as Article XI.
L.	Article TWELFTH, and any reference thereto, is hereby renumbered as Article XII.
M.	Article THIRTEENTH, and any reference thereto, is hereby renumbered as Article XIII.
N.	Article FOURTEENTH, and any reference thereto, is hereby renumbered as Article XIV.
O.	Article FIFTEENTH, and any reference thereto, is hereby renumbered as Article XV.
SECOND: The text of Article FOURTH of the Certificate is hereby amended to read in its entirety as follows:
The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,101,000,000, of which 1,100,000,000 shares of the par value of $0.001 per share shall be designated as Class A Common Stock (referred to as Common Stock) and 1,000,000 shares of the par value of $0.001 per share shall be designated as Preferred Stock.
THIRD: The text of Article FIFTH of the Certificate is hereby amended to read in its entirety as follows:
The following is a statement of the designations, preferences, qualifications, limitations, restrictions and the special or relative rights granted to or imposed upon the shares of Common Stock. The terms of the Common Stock set forth below shall be subject to the express terms of any series of Preferred Stock then outstanding.
(a) Dividends. Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, or as otherwise provided in this Certificate of Incorporation, holders of Common Stock shall be entitled to receive ratably on a per share basis such dividends (payable in cash, shares of stock of the Corporation, property or assets of the Corporation or otherwise) as may be declared by the board of directors of the Corporation (the “Board of Directors”).
(b) Distribution of Assets. Upon the occurrence of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available after payments to creditors and to the holders of any Preferred Stock of the Corporation having prior rights as to distributions upon the liquidation, dissolution or winding up of the affairs of the Corporation that may at the time be outstanding, in proportion to the number of shares held by them.
(c) Voting Rights. The holders of Common Stock shall have the general right to vote for all purposes, including the election, removal or replacement of directors, as provided by law. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held. There shall be no cumulative voting.
(d) No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.
FOURTH: The text of Article NINTH of the Certificate is hereby amended to read in its entirety as follows:
(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
(b) Subject to the rights granted to holders of any one or more series of Preferred Stock then outstanding, the Board of Directors shall consist of not less than three nor more than thirteen members. Subject to the Certificate of Incorporation and the Corporation’s bylaws, the exact number of directors of the corporation shall be fixed from time to time pursuant to resolution or resolutions of the Board of Directors. Subject to: (i) the previous sentence, and (ii) the rights of the holders of any series of stock with respect to such series of stock, except as otherwise required by law and unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors and any director elected to a newly created directorship shall serve for a term expiring at the next succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified or until such director’s death, resignation, retirement, disqualification or removal from office (subject to the rights of any class or series of Preferred Stock to elect and remove directors).
(c) Each director elected by the stockholders shall serve for a term expiring at the next succeeding annual meeting of stockholders. Directors shall hold office until their successors have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. In no event shall a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of any class or series of Preferred Stock to elect and remove directors, the removal of any director, whether with or without cause, shall require the affirmative vote of the holders of at least two-thirds of the voting power of the shares then outstanding and entitled to vote thereon.
(d) In the event that the holders of any class or series of stock of the Corporation shall be entitled, voting separately as a class, to elect any directors of the Corporation, then the number of directors that may be elected by such holders shall be in addition to the number fixed pursuant to this Certificate of Incorporation. Except as otherwise expressly provided in the terms of such class or series, the terms of the directors elected by such holders shall expire at the annual meeting of stockholders next succeeding their election.
FIFTH: The text of Article TENTH of the Certificate is hereby amended to read in its entirety as follows:
(a) Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders.
(b) Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders may be called only by: (i) the Chairperson of the Board of Directors; or (ii) the Secretary of the Corporation at the direction of a majority of the directors then in office.

SIXTH: The text of Article TWELFTH of the Certificate is hereby amended to read in its entirety as follows:
Reserved.
SEVENTH: The foregoing amendments to the Certificate were duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on the date set forth below.

The AZEK Company Inc.

By:	/s/ Morgan Walbridge
Name: Morgan Walbridge
Title: Senior Vice President, Chief Legal Officer and Secretary

Dated: March 5, 2025

Exhibit 3.2
THIRD RESTATED CERTIFICATE OF INCORPORATION
OF
THE AZEK COMPANY INC.

(Originally incorporated on June 11, 2020
under the name The AZEK Company Inc.)
ARTICLE I
The name of the corporation is The AZEK Company Inc. (the “Corporation”).
ARTICLE II
The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,101,000,000, of which 1,100,000,000 shares of the par value of $0.001 per share shall be designated as Class A Common Stock (referred to as Common Stock) and 1,000,000 shares of the par value of $0.001 per share shall be designated as Preferred Stock.
ARTICLE V
The following is a statement of the designations, preferences, qualifications, limitations, restrictions and the special or relative rights granted to or imposed upon the shares of Common Stock. The terms of the Common Stock set forth below shall be subject to the express terms of any series of Preferred Stock then outstanding.
(a) Dividends. Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, or as otherwise provided in this Certificate of Incorporation, holders of Common Stock shall be entitled to receive ratably on a per share basis such dividends (payable in cash, shares of stock of the Corporation, property or assets of the Corporation or otherwise) as may be declared by the board of directors of the Corporation (the “Board of Directors”).
(b) Distribution of Assets. Upon the occurrence of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available after payments to creditors and to the holders of any Preferred Stock of the Corporation having prior rights as to distributions upon the liquidation, dissolution or winding up of the affairs of the Corporation that may at the time be outstanding, in proportion to the number of shares held by them.
(c) Voting Rights. The holders of Common Stock shall have the general right to vote for all purposes, including the election, removal or replacement of directors, as provided by law. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held. There shall be no cumulative voting.
(d) No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

ARTICLE VI
Shares of Preferred Stock may be issued in one or more series from time to time by the Board of Directors. The Board of Directors is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of such powers, preferences and rights, of the shares of each series of Preferred Stock, including without limitation the following:
(a) the distinctive serial designation of such series which shall distinguish it from other series;
(b) the number of shares included in such series;
(c) the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;
(d) whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;
(e) the amount or amounts which shall be payable out of the assets of the corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the corporation, and the relative rights of priority, if any, of payment of the shares of such series;
(f) the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the corporation or at the option of the holder or holders of the shares of Preferred Stock or upon the happening of a specified event or events;
(g) the obligation, if any, of the corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;
(h) whether or not the shares of such series shall be convertible into, or exchangeable for, at any time or times at the option of the holder or holders of the shares of Preferred Stock or at the option of the corporation or upon the happening of a specified event or events, shares of any other class or classes or any other series of Preferred Stock or any other class or classes of stock of the corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable to such exchange or conversion;
(i) whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights; and
(j) any other powers, preferences and rights and qualifications, limitations and restrictions not inconsistent with the DGCL.
Unless otherwise provided in the resolution or resolutions of the Board of Directors or a duly authorized committee of the Board of Directors establishing the terms of a series of Preferred Stock, no holder of any share of Preferred Stock shall be entitled as of right to vote on: (i) any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any other class or series of Preferred Stock; or (ii) any alteration, amendment or repeal of any provision of any other series of Preferred Stock that does not adversely affect in any material respect the rights of the series of Preferred Stock held by such holder.
Except as otherwise required by the DGCL or provided in the resolution or resolutions of the Board of Directors or a duly authorized committee of the Board of Directors establishing the terms of a series of Preferred Stock, no holder of Common Stock, as such, shall be entitled to vote on any amendment or alteration of the Certificate of Incorporation that exclusively alters, amends or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote on the applicable amendment or alteration pursuant to the Certificate of Incorporation or pursuant to the DGCL.
Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares of the applicable class or series then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such class or series, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision enacted after the effectiveness of this Certificate of Incorporation.
ARTICLE VII
The Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation. By affirmative vote of the holders of a majority of the shares of Common Stock then outstanding, stockholders may adopt, amend, alter or repeal the bylaws of the Corporation. Except as otherwise provided in this Certificate of Incorporation, and in addition to any other vote required by law or the express terms of any series of Preferred Stock then outstanding, this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, by the affirmative vote of the holders of at least a majority of the voting power of the shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class.
ARTICLE VIII
Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.
ARTICLE IX
(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
(b) Subject to the rights granted to holders of any one or more series of Preferred Stock then outstanding, the Board of Directors shall consist of not less than three nor more than thirteen members. Subject to the Certificate of Incorporation and the Corporation’s bylaws, the exact number of directors of the corporation shall be fixed from time to time pursuant to resolution or resolutions of the Board of Directors. Subject to: (i) the previous sentence, and (ii) the rights of the holders of any series of stock with respect to such series of stock, except as otherwise required by law and unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors and any director elected to a newly created directorship shall serve for a term expiring at the next succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified or until such director’s death, resignation, retirement, disqualification or removal from office (subject to the rights of any class or series of Preferred Stock to elect and remove directors).
(c) Each director elected by the stockholders shall serve for a term expiring at the next succeeding annual meeting of stockholders. Directors shall hold office until their successors have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. In no event shall a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of any class or series of Preferred Stock to elect and remove directors, the removal of any director, whether with or without cause, shall require the affirmative vote of the holders of at least two-thirds of the voting power of the shares then outstanding and entitled to vote thereon.
(d) In the event that the holders of any class or series of stock of the Corporation shall be entitled, voting separately as a class, to elect any directors of the Corporation, then the number of directors that may be elected by such holders shall be in addition to the number fixed pursuant to this Certificate of Incorporation. Except as otherwise expressly provided in the terms of such class or series, the terms of the directors elected by such holders shall expire at the annual meeting of stockholders next succeeding their election.
ARTICLE X
(a) Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders.
(b) Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders may be called only by: (i) the Chairperson of the Board of Directors; or (ii) the Secretary of the Corporation at the direction of a majority of the directors then in office.

ARTICLE XI
A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent that such exemption from liability or limitation is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of directors or officers, then the liability of directors or officers of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Notwithstanding any such amendment to the DGCL, the liability of an officer in any action by or in the right of the Corporation shall not be eliminated or limited by this Article XI. No amendment, modification or repeal of this Article XI or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article XI shall adversely affect any right or protection of a director or officer that exists at the time of such amendment, modification, repeal or adoption.
ARTICLE XII
Reserved.
ARTICLE XIII
(a) Section 203 of the DGCL. The Corporation expressly elects not to be governed by Section 203 of the DGCL.
(b) Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:
(i) prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers of the Corporation and (b) employee stock plans of the Corporation in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
(c) Definitions. For the purposes of this Article XIII only, references to:
(i) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.
(ii) “Ares” means Ares Corporate Opportunities Fund IV, L.P. and its affiliates.
(iii) “Ares Direct Transferee” means any person that acquires (other than in a registered public offering) directly from Ares or any of its affiliates or successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(iv) “Ares Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Ares Direct Transferee or any other Ares Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(v) “associate”, when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(vi) “business combination”, when used in reference to the Corporation and any interested stockholder of the Corporation, means:
(A) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder, and, as a result of such merger or consolidation, this Article XIII is not applicable to the surviving entity;
(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
(C) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation. In no case under items (c)-(e) of the preceding sentence shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
(D) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
(E) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (A)-(D) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(vii) “control”, including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article XIII, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(viii) “controlled portfolio company” means any portfolio company that directly, or indirectly through one or more intermediaries, is controlled by or is under common control with: (A) Ares, an Ares Direct Transferee or an Ares Indirect Transferee or (B) OTPP, an OTPP Direct Transferee or an OTPP Indirect Transferee, as applicable.
(ix) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person. “Interested stockholder” shall not include (a) Ares, any Ares Direct Transferee, any Ares Indirect Transferee or any of their respective affiliates, controlled portfolio companies or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, (b) OTPP, any OTPP Direct Transferee, any OTPP Indirect Transferee or any of their respective affiliates, controlled portfolio companies or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Actor, or (c) any person whose ownership of shares in excess of the 15% limitation set forth in this Certificate of Incorporation is the result of any action taken solely by the Corporation, but such person shall be an interested stockholder if such person then acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(x) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:
(A) beneficially owns such stock, directly or indirectly;
(B) has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, except that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange;
(C) has the right to vote such stock pursuant to any agreement, arrangement or understanding, except that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or
(D) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in subsection (C) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
(xi) “OTPP” means Ontario Teachers’ Pension Plan Board and its affiliates.
(xii) “OTPP Direct Transferee” means any person that acquires (other than in a registered public offering) directly from OTPP or any of its affiliates or successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(xiii) “OTPP Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any OTPP Direct Transferee or any other OTPP Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(xiv) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(xv) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(xvi) “voting stock” means stock of any class or series entitled to vote generally in the election of directors.
ARTICLE XIV
Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:
(a) any derivative action or proceeding brought on behalf of the Corporation;
(b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or its stockholders;
(c) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the bylaws of the Corporation (in each case, as they may be amended from time to time);
(d) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation governed by the internal affairs doctrine;
(e) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the bylaws of the Corporation (including any right, obligation or remedy under this Certificate of Incorporation or the bylaws of the Corporation); or
(f) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware.
This Article XIV shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of this provision. Any person or entity that acquires any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.
ARTICLE XV
The Corporation shall indemnify its directors to the fullest extent authorized or permitted by Delaware law, as now or in effect after the effectiveness of this Certificate of Incorporation. Such right to indemnification shall continue as to a person who has ceased to be a director of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. Notwithstanding the previous sentence, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part of a proceeding) initiated by such person unless such proceeding (or part of such proceeding) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article XV shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. To the extent authorized from time to time by the Board of Directors, the Corporation may provide rights to indemnification and to the advancement of expenses to officers, employees and agents of the Corporation similar to those conferred in this Article XV to the Board of Directors. The rights to indemnification and to the advancement of expenses conferred in this Article XV shall not be exclusive of any other right which any person may have or acquire under the Certificate of Incorporation, the bylaws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article XV by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.
[Signature Page Follows]

IN WITNESS WHEREOF, this Third Restated Certificate of Incorporation, which restates and integrates, but does not further amend, the provisions of the Corporation’s Second Restated Certificate of Incorporation as heretofore amended, there being no discrepancy between those provisions and the provisions of this Third Restated Certificate of Incorporation, has been duly adopted in accordance with Section 245 of the Delaware General Corporation Law and executed by a duly authorized officer on the date set forth below.

The AZEK Company Inc.

By:	/s/ Morgan Walbridge
Name: Morgan Walbridge
Title: Senior Vice President, Chief Legal Officer and Secretary

Dated: March 5, 2025

Annex I
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 23, 2025
THE AZEK COMPANY INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39322	90-1017663
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1330 W Fulton Street, Suite 350 Chicago, Illinois	60607
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 275-2935
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.
On March 23, 2025, The AZEK Company Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with James Hardie Industries plc, an Irish public limited company (“JHX”), and Juno Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of JHX (“Merger Sub”).
The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”) with the Company surviving the Merger as an indirect wholly owned subsidiary of JHX.
Merger Consideration
On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of class A common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock held by the Company as treasury stock, directly by JHX or Merger Sub or by any dissenting stockholder) will be canceled and converted into the right to receive $26.45 in cash, without interest, from JHX less any applicable withholding taxes (the “Cash Consideration”), and 1.0340 shares (the “Exchange Ratio”), par value EUR 0.59 per share, of JHX (“JHX Shares”) and cash in lieu of fractional shares (collectively, the “Merger Consideration”). For U.S. federal income tax purposes, the Merger is structured as a taxable sale of Company Common Stock by the Company’s stockholders in exchange for the Merger Consideration.
Treatment of Company Equity Awards
On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each outstanding equity award with respect to Company Common Stock will be treated as follows:
•
Restricted Stock Units (“Company RSU Awards”): Each Company RSU Award held by a non-employee member of the Company Board of Directors that remains outstanding immediately prior to the Effective Time shall, to the extent not vested, become fully vested, and shall be automatically canceled for the right to receive (i) the Merger Consideration and (ii) an amount in cash equal to all dividend equivalents accrued but unpaid with respect to such Company RSU Award. Each other Company RSU Award shall be converted into (A) a time-based restricted stock unit award of Parent (each a “JHX RSU Award”) relating to a number of JHX Shares based on the Exchange Ratio, with the same terms and conditions as were applicable to such Company RSU Award and (B) a cash award based on the Cash Consideration with the same terms and conditions as were applicable to such Company RSU Award, and all dividend equivalents accrued but unpaid with respect to each such Company RSU Award shall be assumed and become an obligation in connection with the applicable JHX RSU Award.

•
Performance-Based Restricted Stock Units (“Company PSU Awards”): Each Company PSU Award that remains outstanding immediately prior to the Effective Time shall be assumed by JHX and converted into (A) a JHX RSU Award relating to a number of JHX Shares based on the Exchange Ratio with the same terms and conditions as were applicable to such Company PSU Award (except that the performance-based conditions shall no longer apply) and (B) a cash award based on the Cash Consideration with the same terms and conditions as were applicable to such Company PSU Award (except that the performance-based conditions shall no longer apply), and all dividend equivalents accrued but unpaid with respect to each such Company PSU Award shall be assumed and become an obligation in connection with the applicable JHX RSU Award. The number of shares of Company Common Stock subject to the Company PSU Awards shall be determined based on (i) for FY 2024 and 2025, actual performance, (ii) for FY 2026, if the performance period is more than half-complete at the time of closing, the greater of target and actual performance, otherwise, at target performance, and (iii) for FY 2027, target performance.

•
Stock Options (“Company Stock Options”): Each Company Stock Option held by (i) a non-employee member of the Company Board of Directors, (ii) a former employee of the Company or (iii) that is vested as of the Effective Time, shall be canceled for the right to receive an amount in cash equal to the value of the Merger Consideration, net of the exercise price and applicable tax withholding. All other Company Stock Options shall be assumed by JHX and converted into an option to purchase, on the same terms and conditions as were applicable to such Company Stock Options, a number of JHX Shares determined using the Equity Award Exchange Ratio (defined as the sum of (A) the quotient (rounded to four (4) decimal places) obtained by dividing (x) the Cash Consideration by (y) JHX’s five-trading day volume-weighted average price ending on the trading day immediately prior to the closing date and (B) the Exchange Ratio), and with an exercise price that preserves the spread value of such Company Stock Option.
Representations and Warranties; Covenants
The Merger Agreement contains customary representations and warranties of both the Company, on the one hand, and JHX and Merger Sub, on the other hand, and the parties have agreed to customary covenants, including, among others, relating to (i) the conduct of the Company’s and Parent’s businesses during the period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation of the Company to call a meeting of its stockholders to approve the adoption of the Merger Agreement and (iii) the Company’s non-solicitation obligations related to alternative business combination proposals.
Under the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other person that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, subject to certain limitations, including with respect to divestitures and other restrictions, set forth in the Merger Agreement.
Governance
Pursuant to the Merger Agreement, at the Effective Time, each of Gary Hendrickson, Jesse Singh and Howard Heckes, each of whom is currently a member of the Company’s Board of Directors, will be appointed to the Board of Directors of JHX as a director.
Conditions to Completing the Merger
The completion of the Merger is subject to the satisfaction or waiver of certain customary conditions, including: (a) the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”); (b) the JHX Shares being issued to holders of Company Common Stock in the Merger being approved for listing on the NYSE, subject to official notice of issuance; (c) the effectiveness of the registration statement to be filed by JHX with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended, of the JHX Shares to be issued in the Merger; (d) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (e) the absence of an injunction or law prohibiting the Merger; (f) the accuracy of the parties’ respective representations and warranties, subject to standards of materiality set forth in the Merger Agreement, (g) material compliance by each party with its respective obligations under the Merger Agreement and (h) the absence of a Material Adverse Effect (as defined in the Merger Agreement) with respect to each party.
Termination; Termination Fee
The Merger Agreement includes specified termination rights, including that the Merger Agreement may be terminated (a) by the mutual written consent of both the Company and JHX; (b) by either the Company or JHX if the consummation of the Merger does not occur on or before March 23, 2026, subject to an automatic extension for a period of three months under certain circumstances; (c) by either the Company or JHX if there exists a final and nonappealable law or order prohibiting the Merger; (d) by either the Company or JHX upon a failure to receive the Company Stockholder Approval (after a stockholder meeting is held for such purpose); (e) by either the Company or JHX in the event of a material uncured breach by the other party of its representations, warranties, covenants or other agreements under the Merger Agreement; (f) by the Company in order to accept a Superior Proposal (as defined in the Merger Agreement); and (g) by JHX in the event the Company Board of Directors makes an adverse recommendation change. The Merger Agreement also provides for the payment by the Company of a termination amount of $272 million following the termination of the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement) and under certain other circumstances.

Important Statement Regarding the Merger Agreement
The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, in this Current Report on Form 8-K is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated by reference herein.
The Merger Agreement has been included to provide investors with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about the Company, JHX or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or JHX’s respective public disclosures.
Item 9.01.	Financial Statements and Exhibits.
(d)	Exhibits.

Exhibit Number	Exhibit
Exhibit 2.1	Agreement and Plan of Merger, by and among James Hardie Industries plc, Juno Merger Sub Inc. and The AZEK Company Inc., dated as of March 23, 2025.
Exhibit 104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document

Cautionary Disclosure Regarding Forward-Looking Statements
Statements in this report, including statements regarding the proposed acquisition of the Company by JHX, that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and the Company (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.
Forward-looking statements of JHX and the Company, respectively, are based on the current expectations, estimates and assumptions of JHX and the Company, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or the Company. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by the Company’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and the Company to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or the Company’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and the Company’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and the Company; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.
These factors are not necessarily all of the factors that could cause JHX’s, the Company’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, the Company’s or the combined company’s results.
The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, the Company or the combined company, or persons acting on

JHX’s or the Company’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this report speak only as of the date of this report and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor the Company assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or the Company updates one or more forward-looking statements, no inference should be drawn that JHX or the Company will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, the Company and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.
Important Information and Where to Find It
In connection with the proposed transaction between JHX and the Company, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of the Company that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to the Company’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or the Company through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by the Company will be available from the Company free of charge on the Company’s website at investors.azekco.com or upon request submitted to the Company by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or the Company’s website is not incorporated by reference into this communication.
Participants in the Solicitation
JHX and certain of its directors, executive officers and other employees, and the Company and its directors and certain of the Company’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6-K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6-K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6-K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6-K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6-K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about the Company’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in the Company’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in the Company’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by the Company’s directors and executive officers; and in other documents subsequently filed or furnished by the Company with the SEC. Additional information regarding ownership of the Company’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.
No Offer or Solicitation
This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AZEK COMPANY INC.

Date: March 24, 2025	By:	/s/ Jesse Singh
	Name:	Jesse Singh
	Title:	Chief Executive Officer, President and Director

Annex J
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.  )
Filed by the Registrant ☒
Filed by a Party other than the Registrant  ☐
Check the appropriate box:
☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

THE AZEK COMPANY INC.
(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

THE AZEK COMPANY INC.
1330 W FULTON STREET #350
CHICAGO, ILLINOIS 60607
Notice of Annual Meeting of Stockholders to be Held at 8:00 a.m. Eastern Time on Friday, February 28, 2025
Dear Stockholder of The AZEK Company Inc.:
You are cordially invited to attend the 2025 annual meeting of stockholders, or the Annual Meeting, of The AZEK Company Inc., a Delaware corporation, or AZEK, which will be held virtually, via live audio webcast at www.virtualshareholdermeeting.com/AZEK2025, on Friday, February 28, 2025 at 8:00 a.m. Eastern Time, for the following purposes, as more fully described in the accompanying proxy statement:
1.	To elect the eight directors named in the accompanying proxy statement, each to serve until our 2026 annual meeting of stockholders and until their successors are duly elected and qualified;
2.	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending September 30, 2025;
3.	To approve, on an advisory, non-binding basis, the compensation of our named executive officers;
4.	To approve amendments to our certificate of incorporation to remove references to our former private equity sponsors and make certain other immaterial changes;
5.	To approve an amendment to our certificate of incorporation to remove the sponsor corporate opportunity waiver provision;
6.	To approve an amendment to our certificate of incorporation to remove the sponsors’ exemption from certain business combination restrictions; and
7.	To transact such other business as may properly come before the Annual Meeting or any postponements, adjournments or continuations thereof.
Our board of directors recommends that you vote “FOR” the director nominees named in Proposal One of the accompanying proxy statement, “FOR” the ratification of the appointment of PricewaterhouseCoopers LLP as our independent public accounting firm as described in Proposal Two, “FOR” the approval of the compensation of our named executive officers as described in Proposal Three and “FOR” the approval of the amendments to our certificate of incorporation as described in Proposals Four, Five and Six.
Our board of directors has fixed the close of business on January 2, 2025 as the record date, or the Record Date, for the Annual Meeting. Only stockholders as of the Record Date are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.
To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/AZEK2025 and to ask questions and/or vote, you will be required to enter the 16-digit control number found on your proxy card, voting instruction form or notice previously received. Stockholders may vote in advance of the Annual Meeting at www.proxyvote.com or by telephone at 1-800-690-6903, 24 hours a day through 11:59 p.m. Eastern Time on the day before the Annual Meeting and may vote during the Annual Meeting by following the instructions available at www.virtualshareholdermeeting.com/AZEK2025.
Each share of common stock that you own represents one vote for each of the matters to be acted upon at the Annual Meeting.
We appreciate your continued support of AZEK.

By order of the board of directors,

Jesse Singh
Chief Executive Officer, President and Director
Chicago, Illinois
January 13, 2025

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the virtual Annual Meeting, you are urged to vote and submit your proxy as soon as possible by following the voting procedures described in these proxy materials.

WHO WE ARE AT OUR CORE	J-6
PROXY STATEMENT SUMMARY	J-7
2025 Annual Meeting Information	J-7
Matters To Be Voted Upon and Voting Recommendations	J-7
2024 Financial Performance Highlights	J-7
Corporate Governance Highlights	J-8
Environmental and Social Best Practices	J-8
Select Awards and Recognition	J-9
Executive Compensation Highlights and Pay-for-Performance Alignment	J-10
Board of Directors	J-14
Director Skills, Independence and Diversity	J-15
Stockholder Engagement	J-16
NOTICE OF AVAILABILITY OF PROXY MATERIALS	J-17
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING	J-17
Why are you holding a virtual Annual Meeting and how can stockholders attend?	J-17
What matters am I voting on and how does the board of directors recommend that I vote?	J-18
Who is entitled to vote?	J-18
Registered stockholders	J-18
Street name stockholders	J-18
How many votes are needed for approval of each proposal?	J-19
What is a quorum?	J-20
How do I vote?	J-20
Can I change my vote?	J-21
What is the effect of giving a proxy?	J-21
Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?	J-21
How are proxies solicited for the Annual Meeting?	J-21
How may my broker, bank or other nominee vote my shares if I fail to provide timely directions?	J-21
Where can I find the voting results of the Annual Meeting?	J-22
I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?	J-22
What is the deadline to propose stockholder actions and director nominations for consideration at next year’s annual meeting of stockholders?	J-22
Availability of amended and restated bylaws	J-23
NOMINEES FOR DIRECTOR	J-24
PROPOSAL NO. 1: ELECTION OF DIRECTORS	J-28
Nominees	J-28
Vote Required; Recommendation of the Board of Directors	J-28
CORPORATE GOVERNANCE	J-29
Corporate Governance Highlights	J-29
Commitment to Sustainability and Corporate Responsibility	J-29
Human Capital, Inclusion and Belonging	J-30
Role of the Board in Oversight of FULL-CIRCLE Strategy	J-30
Board Leadership	J-31
Director Independence	J-31
Meetings of the Board of Directors	J-31
Our Board Committees	J-31
Corporate Governance Guidelines	J-35
Identification and Evaluation of Nominees for Directors; Board Diversity	J-35
Director Commitments and Service on Other Boards	J-35

Code of Conduct and Ethics and Code of Ethics for Senior Financial Officers	J-36
Insider Trading Policy; Hedging and Pledging Policies, Derivatives Trading	J-36
Stock Ownership Policy	J-37
Role of the Board in Risk Oversight; Compensation Risk; Cybersecurity Risk	J-37
Related Persons Transaction Policy	J-38
Communications with the Board of Directors	J-38
Non-Employee Director Compensation	J-39
Director and Officer Indemnification Agreements	J-40
PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	J-41
Fees Paid to the Independent Registered Public Accounting Firm	J-41
Auditor Independence	J-41
Pre-Approval Policies and Procedures	J-42
Vote Required; Recommendation of the Board of Directors	J-42
REPORT OF THE AUDIT COMMITTEE	J-43
EXECUTIVE OFFICERS	J-44
COMPENSATION DISCUSSION AND ANALYSIS	J-46
Fiscal Year 2024 Financial Performance Summary	J-46
Fiscal Year 2023 Say-on-Pay Results and Stockholder Engagement	J-46
Compensation Philosophy	J-48
Roles and Responsibilities	J-49
Benchmarking	J-50
Elements of Executive Compensation	J-51
2024 NEO Compensation Details	J-52
Compensation Committee Interlocks and Insider Participation	J-62
Compensation Committee Report	J-63
Fiscal Year 2024 – Compensation Tables and Related Disclosures	J-64
2024 CEO PAY RATIO DISCLOSURE	J-71
PAY-VERSUS-PERFORMANCE	J-72
PROPOSAL NO. 3: ADVISORY VOTE ON EXECUTIVE COMPENSATION	J-77
INTRODUCTION TO PROPOSALS NO. 4-6	J-78
PROPOSAL NO. 4: APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO REMOVE REFERENCES TO OUR FORMER SPONSORS AND MAKE CERTAIN OTHER IMMATERIAL CHANGES	J-79
PROPOSAL NO. 5: APPROVAL OF AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO REMOVE THE SPONSOR CORPORATE OPPORTUNITY WAIVER PROVISION	J-82
PROPOSAL NO. 6: APPROVAL OF AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO REMOVE THE SPONSORS’ EXEMPTION FROM CERTAIN BUSINESS COMBINATION RESTRICTIONS	J-84
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	J-86
RELATED PERSON TRANSACTIONS	J-89
Registration Rights Agreement	J-89
Limitations of Liability; Indemnification of Officers and Directors	J-89
Purchases of Products in the Ordinary Course of Business	J-90
ADDITIONAL INFORMATION	J-91
2024 Annual Report; SEC Filings and Regulation FD	J-91
Special Note Regarding Forward-Looking Statements	J-91
OTHER MATTERS	J-92
ANNEX A	J-93
ANNEX B	J-97
ANNEX C	J-99

Who We Are at Our Core
Our core values guide how we work—influencing our decisions, our interactions with colleagues and customers and our standards for behavior. It is in part due to our fundamental commitment to living our core values that our employees are inspired to be part of our winning team and culture.

Always Do the Right Thing
We make decisions according to what is right, not what is cheapest, fastest or easiest. We always operate with integrity, transparency and courage.
It Starts and Ends with the Customer
For every action we take, we ask ourselves, “How will this affect our customers?” Our responsibility is to understand their expectations, then surpass them.
Value Every Individual
We strive to truly understand our colleagues’ everyday realities and empathize with their challenges and aspirations. We are committed to providing an inclusive culture where every individual feels engaged, safe, respected and supported with the necessary tools to be successful.
Lead Through Innovation
We consistently bring unique, high-tech and environmentally sustainable products to market. We are constantly investing in the future, creating new solutions to address current and future opportunities.
The Best Team Wins
Our goal is to win, period. We hire and develop the most talented individuals, with a focus on bringing diverse perspectives together in pursuit of this shared goal.
Better Today Than Yesterday
We always ask, “How can we do this better?” We accomplish every goal by rigorously implementing the AZEK Integrated Management System (AIMS). Our continuous improvement methodology includes Policy Deployment, Lean Six Sigma, Sales and Operations Planning, Stage Gate and Digital.

PROXY STATEMENT SUMMARY
This proxy statement summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, so please read the entire proxy statement carefully before voting. In this proxy statement, the terms “AZEK,” “the Company,” “we,” “us” and “our” refer to The AZEK Company Inc.
2025 Annual Meeting Information

MEETING DATE:	February 28, 2025	RECORD DATE:	January 2, 2025

MEETING PLACE:	www.virtualshareholder meeting.com/AZEK2025	MEETING TIME:	8:00 a.m. Eastern

Matters To Be Voted Upon and Voting Recommendations

AGENDA ITEM		BOARD RECOMMENDATION	PAGE REFERENCE
(1)	Election of eight directors named in this proxy statement	FOR	J-28
(2)	Ratification of appointment of PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm for fiscal year 2025	FOR	J-41
(3)	Advisory resolution approving the compensation of our named executive officers	FOR	J-77
(4)	Approval of amendments to our certificate of incorporation to remove references to our former private equity Sponsors and make certain other immaterial changes	FOR	J-79
(5)	Approval of an amendment to our certificate of incorporation to remove the Sponsor corporate opportunity waiver provision	FOR	J-82
(6)	Approval of an amendment to our certificate of incorporation to remove the Sponsors’ exemption from certain business combination restrictions	FOR	J-84

2024 Financial Performance Highlights

$1.44B NET SALES ↑5% YoY	$224M FY2024 CASH FROM OPERATING ACTIVITIES

$153M NET INCOME ↑146% YoY	$147M FY2024 FREE CASH FLOW(1)

$379M ADJUSTED EBITDA(1) ↑34% YoY	$243M RETURNED TO STOCKHOLDERS VIA SHARE REPURCHASES

(1) For a discussion of Adjusted EBITDA and Free Cash Flow, including reconciliations to their closest comparable GAAP measures, see pages 42-47 of our 2024 Annual Report as filed with the SEC on November 20, 2024.

Corporate Governance Highlights

BOARD OF DIRECTORS	• Independent board chair
• Board composed of all non-employee directors (other than CEO)
• 100% independent committee members
• 56% board gender and/or racial/ethnic diversity
• Include gender and ethnically diverse candidates in any pool of candidates from which board of director nominees are chosen
• Demonstrated board refreshment, including two new directors in fiscal year 2023 and one new director in fiscal year 2024
• Independent directors regularly meet in executive sessions without management
• Four audit committee financial experts serving on audit committee
• Board declassification process complete as of Annual Meeting

CORPORATE GOVERNANCE	• Policies in place prohibiting short sales, hedging, margin accounts and pledging of our stock applicable to all employees and directors
• Robust stock ownership policy for officers and directors
• No supervoting stock
• Robust whistleblowing procedures and strict non-retaliation policy

Environmental and Social Best Practices

BOARD OVERSIGHT OF FULL-CIRCLE RELATED STRATEGIES, POLICIES AND DISCLOSURES	PRODUCTS MADE FROM UP TO 85% RECYCLED WASTE & SCRAP MATERIAL	SET EMISSIONS REDUCTION TARGETS ALIGNED WITH SCIENCE-BASED TARGETS INITIATIVE
71% CURRENT EXECUTIVE TEAM GENDER AND/OR RACE/ETHNIC DIVERSITY	NAMED A BEST COMPANY TO WORK FOR BY U.S. NEWS & WORLD REPORT AND ONE OF AMERICA’S MOST RESPONSIBLE COMPANIES BY NEWSWEEK	SUSTAINED TOP QUARTILE PERFORMANCE IN ANNUAL EMPLOYEE ENGAGEMENT SCORES

Select Awards and Recognition

Executive Compensation Highlights and Pay-for-Performance Alignment
Our executive compensation program is designed by our compensation committee to (i) align executive compensation with our financial and operational performance; (ii) attract, retain and motivate key executives critical to achieving our vision and strategy; and (iii) reward such executives for delivering desired business results and stockholder value, while protecting against excessive risk taking. Our executive compensation program is described in more detail in the Compensation Discussion and Analysis section beginning on page 46 of this proxy statement. The following table summarizes our key executive compensation practices:

WHAT WE DO	WHAT WE DON’T DO
• Majority of executive pay is performance-based and not guaranteed	• No hedging of our stock by employees
• Balance short- and long-term compensation to discourage short-term risk taking	• No pledging of our stock by employees
• Base >50% of CEO’s target total compensation on the achievement of pre-established financial performance metrics	• No excessive perquisites
• Maintain rigorous stock ownership requirements: CEO must maintain 6x base salary	• No option repricing without stockholder approval
• Maintain double-trigger change-in-control provisions	• No evergreen provision in omnibus incentive plan
• Engage an independent compensation consultant	• No payment of dividend equivalents on unvested awards

Fiscal Year 2023 Say-on-Pay Vote
Each year, we consider the result of the advisory vote on executive compensation, or the Say-on-Pay vote, cast by our stockholders and maintain a robust stockholder engagement program to properly understand stockholder interests. While we received the support of over 93% of votes cast for our fiscal year 2022 Say-on-Pay vote, our fiscal year 2023 Say-on-Pay vote received approximately 79% of votes cast in favor. Although this outcome reflects support from a substantial majority of our stockholders, we were nonetheless disappointed with the results of our fiscal year 2023 Say-on-Pay vote, and we are committed to understanding and responding to our stockholders’ feedback.
In connection with and prior to our 2024 annual meeting of stockholders, we engaged in direct stockholder outreach designed to understand any concerns regarding our executive compensation program. The Chair of our compensation committee was directly involved in these efforts and participated in a number of these calls to directly understand stockholder perspectives on executive compensation. Later in fiscal year 2024, after receiving the voting results from our 2024 annual meeting of stockholders, we conducted additional, off-cycle engagement with our stockholders. The compensation committee then considered such feedback and whether any changes to our executive compensation program were appropriate at this time or in the future. For fiscal year 2025 compensation purposes, the compensation committee made the following key changes to our executive compensation program:
•	Increased the allocation of PSUs in each NEO’s long-term incentive award from 50% to 55%, allocating an even greater percentage of the overall long-term incentive to “pure” performance based awards;
•
Increased the weighting of the “return on invested capital” metric from 10% to 20%; reducing the weighting of both the Adjusted EBITDA and net sales metrics and lessening the weight of duplicative performance metrics between our long- and short-term incentive plans;

•	Reviewed our peer group in response to shareholder commentary and adjusted our fiscal year 2025 peer group to remove “outsized” peers.

In addition to the above, following engagement with our stockholders during fiscal year 2023, for both our fiscal years 2024 and 2025 compensation purposes, the compensation committee made the following change to our executive compensation program, which was not disclosed prior to our fiscal year 2023 Say-on-Pay vote:
•
Replaced the “return on net tangible assets” metric in our PSUs with a “return on invested capital” metric to better assess and incentivize management in allocating capital to profitable projects and investments.

The compensation committee is committed to continuing to solicit feedback from our stockholders regarding our executive compensation program and to make additional changes from time to time as the compensation committee determines to be appropriate and in the best interest of the Company and our stockholders. For additional information, see “—Stockholder Engagement” and “Compensation Discussion & Analysis—Fiscal Year 2023 Say-on-Pay Results and Stockholder Engagement.”
Fiscal Year 2024 Pay-for-Performance Alignment
Compensation Mix
We believe in paying for performance and that tying a significant portion of our named executive officers’, or our NEOs’, compensation to our long-term financial growth objectives aligns the interests of our NEOs with the interests of our stockholders. For fiscal year 2024, the following sets forth the components of our CEO’s target compensation and our other NEOs’ target compensation (on average), as well as the portion thereof that it is “at risk” (where the ultimately realized value is dependent on the achievement of performance goals or subject to stock price fluctuation), the portion that was granted in the form of long-term incentive awards directly linking the interests of management with the interests of our stockholders, and the portion that is contingent upon achievement of pre-established performance goals. In each case, target compensation consists of base salary, target annual incentive awards and long-term incentive awards. For more information, see “Compensation Discussion and Analysis—Fiscal Year 2024—Compensation Tables and Narrative Disclosures—Summary Compensation Table.” Figures may not sum due to rounding.

Total Shareholder Return
The following charts show our one-year, two-year and three-year total shareholder return, or TSR, and the one-, two- and three-year TSR of our fiscal year 2024 compensation peer group, as set forth in the Compensation Discussion and Analysis below, the S&P Composite 1500 Building Products Index and the Russell 3000, in each case assuming a $100 investment on the first day of the period. Our one-year and two-year TSR outperformed all of our peer group, the S&P Composite 1500 Building Products Index and the Russell 3000, reflecting our strong financial results and execution for the periods after navigating elevated inflation levels, an uncertain broader macroeconomic repair & remodel market and a channel inventory recalibration that began toward the end of fiscal year 2022 and also impacted fiscal year 2023. Our three-year TSR also outperformed our peer group and performed similarly to the Russell 3000. We believe this performance reflects our successful execution of our strategic growth initiatives over each period. Since our IPO, our stock price has increased approximately 103.5% through our 2024 fiscal year end.

CEO Realizable Compensation
Our strong pay-for-performance alignment is illustrated by the chart below, which compares our CEO’s realizable pay for fiscal years 2021-2024 (measured as of the last day of each fiscal year) to our stock price as of the last day of each fiscal year. Realizable compensation includes (i) base salary paid during the fiscal year, (ii) actual annual cash incentive award amounts earned for the fiscal year, (iii) other cash bonus compensation, (iv) the value of long-term incentive awards granted during the fiscal year, measured as of the end of the fiscal year, and (iv) all other compensation actually paid or received for the fiscal year. Realizable compensation is significantly impacted by changes in our stock price, since a substantial majority of our CEO’s compensation is awarded in the form of long-term equity compensation, the value of which is directly impacted by our stock price. Realizable compensation for fiscal year 2024 also includes the impact of the fiscal year 2024 clawback discussed elsewhere in this proxy statement.

CEO Realizable Compensation
AZEK Stock Price
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
FY 2021
FY 2022
FY 2023
FY 2024
CEO Realizable Compensation
AZEK Stock Price

Board of Directors
Directors and Committee Membership Information
Our nominating and corporate governance committee has recommended, and our board of directors has approved, Gary Hendrickson, Jesse Singh, Pamela Edwards, Howard Heckes, Vernon J. Nagel, Harmit Singh, Brian Spaly and Fiona Tan as nominees for election as directors at the Annual Meeting. If elected, they each will serve until our 2026 annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal. For additional information with respect to each nominee, see “Nominees for Director.” Mr. H. Singh is not related to Mr. J. Singh.
The following table sets forth the names, ages as of January 1, 2025, and certain other information for each of the members of our board of directors with terms expiring at the Annual Meeting. Full biographical information for director nominees follows the table.

NAME	AGE	DIRECTOR SINCE	INDEPENDENT	AUDIT COMMITTEE	COMP. COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Nominees:
Gary Hendrickson(C)	68	2017	X
Jesse Singh	59	2016
Sallie B. Bailey(1)	65	2018	X
Pamela Edwards	62	2023	X
Howard Heckes	59	2020	X
Vernon J. Nagel	67	2021	X
Harmit Singh	61	2023	X
Brian Spaly	47	2020	X
Fiona Tan	54	2024	X

Legend:	(C) Chair of the Board	|	Chair	|	Member	|	Audit Committee Financial Expert

(1)	Ms. Bailey is not nominated for reelection at the Annual Meeting.

Director Skills, Independence and Diversity
Our directors possess a combination of skills, backgrounds, professional experience and diversity of viewpoints necessary to oversee our business. Illustrating the board’s commitment to maintaining that diversity of perspective, we have adopted a policy that diverse candidates be included in any pool of candidates interviewed for open director positions. In addition, our board believes that a balance of director tenures is important to maintaining continuity of our corporate vision and strategy while also recognizing the value of fresh insights and ideas that new directors can bring to our company.
The below charts highlight the various skills and qualifications, diversity, independence and tenure metrics that are currently reflected by our directors and that the board believes are relevant to our current profile and strategic needs.
Ms. Bailey has not been nominated for reelection at the Annual Meeting, and we thank her for her invaluable service to the Company over many years. As a result, the number of directors on our board will be reduced to eight members and our board will reflect approximately 25% gender diversity and 50% ethnic diversity. The board, along with the nominating & corporate governance committee, remains committed to building a board with a diversity of skills, backgrounds, professional experience and viewpoints, including with respect to both gender and ethnic diversity.
Director Skills

SENIOR LEADERSHIP	9	Out of 9 Directors		FINANCIAL EXPERTISE	6
RISK OVERSIGHT AND MANAGEMENT	9	MARKETING EXPERIENCE	5	INDUSTRY AND MANUFACTURING EXPERIENCE	9
INFORMATION TECHNOLOGY	5	M&A EXPERTISE	8	ENVIROMENTAL AND SUSTAINIBILITY EXPERTISE	7

Director Independence, Diversity and Refreshment

4.0	AVERAGE YEARS OF CURRENT DIRECTOR TENURE	47-68	AGE RANGE OF DIRECTORS AND NOMINEES

Stockholder Engagement
Fostering strong, long-term relationships with stockholders and other stakeholders is a key objective. We maintain a robust year-round stockholder engagement program to properly understand stockholder interests, and our senior management and investor relations team routinely communicate with our stockholders to solicit their views with respect to key corporate matters, such as corporate strategy, corporate governance, risk oversight, executive compensation, environmental, social and governance matters and human capital management. In fiscal year 2024, we reached out to the vast majority of our large stockholders and engaged with all stockholders who accepted our invitation to connect as well as other stockholders who reached out separately. The below information provides an overview of our stockholder engagement efforts in 2024. In addition, see “Compensation Discussion & Analysis—Fiscal Year 2023 Say-on-Pay Results and Stockholder Engagement” for more information regarding our fiscal year 2024 stockholder engagement with respect to our advisory vote on executive compensation for fiscal year 2023. We believe our proactive engagement approach has resulted in constructive feedback and input from stockholders and we intend to continue these efforts.

WHO WE ENGAGE	HOW WE ENGAGE	KEY TOPICS OF ENGAGEMENT
• Institutional Investors	• One-on-one and Group meetings	• Overall Business Strategy
• Sell-side Analysts	• Earnings Calls	• Executive Compensation
• Retail Stockholders	• Industry Presentations and Conferences	• Current Business and Financial Conditions
• Proxy Advisory Firms	• Written and Electronic Communications	• Environmental, Social and Governance Matters

KEY ENGAGEMENT RESOURCES
• Our Website at investors.azekco.com	• Annual Proxy Statement	• Annual Report
• Quarterly Earnings	• Annual Meeting	• FULL-CIRCLE Report

2024 Stockholder Engagement by the Numbers

94%	Percentage of Top 50 Stockholders whom We Invited to Engage in Connection with 2024 Annual Meeting of Stockholders	100%	Percentage of Top 25 Stockholders whom We Invited to Engage Near Fiscal Year End
~74%	Percentage of Our Common Stock as of September 30, 2024 Owned by Stockholders with whom We Engaged	~267	Investor Interactions in FY2024

PROXY STATEMENT
FOR 2025 ANNUAL MEETING OF
STOCKHOLDERS
To Be Held at 8:00 a.m. Eastern Time on Friday, February 28, 2025
This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2025 annual meeting of stockholders, or the Annual Meeting, of The AZEK Company Inc., a Delaware corporation, and any postponements, adjournments or continuations thereof. The Annual Meeting will be held virtually via live audio webcast on Friday, February 28, 2025 at 8:00 a.m. Eastern Time. The Annual Meeting can be accessed via the Internet at www.virtualshareholdermeeting.com/AZEK2025 where you will be able to attend and listen to the Annual Meeting live, submit questions and vote your shares electronically at the Annual Meeting. You will not be able to attend the Annual Meeting physically in person.
Our board of directors has fixed the close of business on January 2, 2025 as the record date, or the Record Date, for the Annual Meeting. Stockholders as of the Record Date are entitled to notice of and to vote at the Annual Meeting. The Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access this proxy statement and our annual report on Form 10-K for our fiscal year 2024, or our 2024 Annual Report, is first being mailed on or about January 13, 2025 to all stockholders entitled to vote at the Annual Meeting. The Notice also provides instructions on how to vote via the Internet, mobile device, or by telephone and includes instructions on how to receive a paper copy of our proxy materials by mail. The accompanying proxy statement and our 2024 Annual Report are available at www.proxyvote.com. You will be asked to enter the sixteen-digit control number located on your Notice or proxy card.
In this proxy statement, the terms “AZEK,” “the Company,” “we,” “us” and “our” refer to The AZEK Company Inc. The mailing address of our principal executive offices is 1330 W Fulton Street #350, Chicago, Illinois 60607.
Questions and answers about the proxy materials and our annual meeting
The information provided in the “question and answer” format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and shall not be deemed filed under the Securities Act or the Exchange Act, and references to our website address in this proxy statement are inactive textual references only.
Why are you holding a virtual Annual Meeting and how can stockholders attend?
We will be hosting the Annual Meeting via live webcast only. We believe hosting our Annual Meeting virtually helps to expand access, facilitate stockholder attendance, reduce costs and enable improved communication. It also reduces the environmental impact of our Annual Meeting. To participate in our virtual Annual Meeting, visit www.virtualshareholdermeeting.com/AZEK2025 with your 16-digit control number included in the Notice, on your proxy card if you are a registered stockholder, or included with your voting instructions received from your broker, bank or other nominee if you are a street name stockholder, as described below.
The Annual Meeting live webcast will begin promptly at 8:00 a.m. Eastern Time on Friday, February 28, 2025. Stockholders may vote and submit questions while attending the meeting online. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m. Eastern Time, and you should allow ample time for the check-in procedures. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting platform at www.virtualshareholdermeeting.com/AZEK2025.
What matters am I voting on and how does the board of directors recommend that I vote?

PROPOSAL		BOARD OF DIRECTORS VOTING RECOMMENDATION
PROPOSAL NO. 1	The election of eight directors named in this proxy statement to serve until our 2026 annual meeting of stockholders and until their successors are duly elected and qualified.	FOR each nominee
PROPOSAL NO. 2	Ratification of the appointment of PwC as our independent registered public accounting firm for our year ending September 30, 2025.	FOR
PROPOSAL NO. 3	Approval, on an advisory, non-binding basis, of the compensation of our named executive officers.	FOR
PROPOSAL NO. 4	Approval of amendments to our certificate of incorporation to remove references to the Sponsors and make certain other immaterial changes.	FOR
PROPOSAL NO. 5	Approval of amendments to our certificate of incorporation to remove the Sponsor corporate opportunity waiver.	FOR
PROPOSAL NO. 6	Approval of amendments to our certificate of incorporation to remove the Sponsors’ exemption from certain business combination restrictions.	FOR

Other than the six items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting.
Who is entitled to vote?
Holders of our Class A common stock as of the close of business on the Record Date will be entitled to one vote for each share of our Class A common stock held by them on the Record Date with respect to all matters to be acted upon at the Annual Meeting. As of the Record Date, there were 143,555,522 shares of our Class A common stock and zero shares of our Class B common stock outstanding. We refer to our Class A common stock and our Class B common stock collectively as our common stock. If the amendments to our certificate of incorporation, or our Certificate, described in Proposal No. 4 are approved, Class B common stock will no longer be authorized shares of capital stock. Stockholders do not have cumulative voting rights for the election of directors.
Registered stockholders
If shares of our common stock are registered directly in your name with our transfer agent, Equiniti Trust Company, you are considered the stockholder of record, or registered stockholder, with respect to those shares, and the Notice was provided to you directly by us. As the registered stockholder, you have the right to grant your voting proxy and indicate your voting choices directly to the individuals listed on the proxy card or to vote virtually at the Annual Meeting.
Street name stockholders
If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in “street name,” and the Notice was forwarded to you by your broker, bank or other nominee, who is considered the registered stockholder with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares in the manner provided in the voting instructions you receive from your broker, bank or other nominee. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Street name stockholders are also invited to attend the virtual Annual Meeting. However, because a street name stockholder is not the registered stockholder, you may not vote your shares of our common stock virtually at the Annual Meeting unless you follow your broker’s, bank’s or other nominee’s procedures for obtaining a legal proxy. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank or other nominee as “street name stockholders.”
How many votes are needed for approval of each proposal?

PROPOSAL		VOTE NEEDED FOR APPROVAL AND EFFECT OF ABSTENTIONS AND BROKER NON-VOTES
PROPOSAL NO. 1	The election of eight directors to serve until our 2026 annual meeting of stockholders and until their successors are duly elected and qualified.
Our bylaws state that, to be elected, a nominee must receive a plurality of the votes, which means that the nominees that receive the highest number of votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at the Annual Meeting “FOR” are elected as directors. As a result, any shares not voted “FOR” a particular nominee (whether as a result of stockholder abstention or a broker non-vote) will have no effect on the outcome of this proposal.

PROPOSAL NO. 2	Ratification of the appointment of PwC as our independent registered public accounting firm for our year ending September 30, 2025.
The affirmative vote of the holders of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus, will have the same effect as a vote against this proposal. Broker non-votes are not counted as shares entitled to vote on this proposal, and thus, will have no effect on the outcome of the proposal.

PROPOSAL NO. 3	Approval, on an advisory, non-binding basis, of the compensation of our named executive officers.
The affirmative vote of the holders of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus, will have the same effect as a vote against this proposal. Broker non-votes are not counted as shares entitled to vote on this proposal, and thus, will have no effect on the outcome of the proposal.

PROPOSAL NO. 4	Approval of amendments to our certificate of incorporation to remove references to our former private equity Sponsors and make certain other immaterial changes.
Approval of the amendments requires the affirmative vote of the holders of a majority of the voting power of our outstanding Class A common stock, which is our only outstanding class of common stock. Abstentions and broker non-votes, if any, will have the same effect as a vote against this proposal.

PROPOSAL		VOTE NEEDED FOR APPROVAL AND EFFECT OF ABSTENTIONS AND BROKER NON-VOTES
PROPOSAL NO. 5	Approval of amendments to our certificate of incorporation to remove the Sponsor corporate opportunity waiver.
Approval of the amendments requires the affirmative vote of the holders of a majority of the voting power of our outstanding Class A common stock, which is our only outstanding class of common stock. Abstentions and broker non-votes, if any, will have the same effect as a vote against this proposal.

PROPOSAL NO. 6	Approval of amendments to our certificate of incorporation to remove the Sponsors’ exemption from certain business combination restrictions.
Approval of the amendments requires (i) the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding Class A common stock, which is our only outstanding class of common stock, and (ii) the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding Class A common stock, excluding any shares owned as of the record date for the Annual Meeting by an interested stockholder subject to the restrictions of Article THIRTEENTH of the certificate of incorporation. As of the record date for the Annual Meeting, we are not aware of any stockholder who may be subject to the restrictions set forth in Article THIRTEENTH. Abstentions and broker non-votes, if any, will have the same effect as a vote against this proposal.

Voting results will be tabulated and certified by the inspector of election appointed for the Annual Meeting.
What is a quorum?
A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting and conduct business under our bylaws and Delaware law. The presence in person or represented by proxy of the holders of a majority of the outstanding shares of stock entitled to vote on a matter at the Annual Meeting will constitute a quorum for that matter at the Annual Meeting. Where a separate vote by a class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter.
How do I vote?
If you are a registered stockholder, there are four ways to vote:
•	By Internet at www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on February 27, 2025 (have your Notice or proxy card in hand when you visit the website);
•	By toll-free telephone at 1-800-690-6903 until 11:59 p.m. Eastern Time on February 27, 2025 (have your Notice or proxy card in hand when you call);
•	By completing and mailing your proxy card (if you received printed proxy materials) to be received by 6:00 p.m. Eastern Time on February 27, 2025; or
•
By attending the virtual meeting by visiting www.virtualshareholdermeeting.com/AZEK2025, where you may vote electronically and submit questions during the Annual Meeting. Please have your Notice or proxy card in hand when you visit the website. If you previously voted via the Internet (or by telephone or mail), you will not limit your right to vote online at the Annual Meeting.

VOTING VIA THE INTERNET OR BY TELEPHONE IS FAST AND CONVENIENT, AND YOUR VOTE IS IMMEDIATELY CONFIRMED AND TABULATED. VOTING EARLY WILL HELP AVOID ADDITIONAL SOLICITATION COSTS AND WILL NOT PREVENT YOU FROM VOTING ELECTRONICALLY DURING THE ANNUAL MEETING IF YOU WISH TO DO SO.
If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. As discussed above, if you are a street name stockholder, you may not vote your shares electronically at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.
Can I change my vote?
Yes. If you are a registered stockholder, you can change your vote or revoke your proxy any time by:
•	entering a new vote by Internet or by telephone before 11:59 p.m. Eastern Time on February 27, 2025;
•
delivering a written notice of revocation or completing and returning a later-dated proxy card before 6:00 p.m. Eastern Time on February 27, 2025 to the Corporate Secretary of AZEK, in writing, at The AZEK Company Inc., 1330 W Fulton Street #350, Chicago, Illinois 60607; or

•	attending and voting electronically at the virtual Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).
If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.
What is the effect of giving a proxy?
Proxies are solicited by and on behalf of our board of directors. Jesse Singh (our President and Chief Executive Officer) and Morgan Walbridge (our Chief Legal Officer and Secretary) have been designated as proxy holders by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is postponed, adjourned or continued, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.
Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?
In accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, we have elected to furnish our proxy materials, including this proxy statement and our 2024 Annual Report, primarily via the Internet to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and the cost of our annual meetings of stockholders.
How are proxies solicited for the Annual Meeting?
Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks and other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds shares of our common stock on your behalf. In addition, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies. We have also retained D.F. King & Co. to solicit proxies for a fee of $15,000 plus a reasonable amount to cover expenses.
How may my broker, bank or other nominee vote my shares if I fail to provide timely directions?
Brokers, banks and other nominees holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker, bank or other nominee may in some cases vote the shares in their discretion but are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. If the broker, bank or other nominee that holds your shares in street name returns a proxy card without voting because it did not receive voting instructions from you on that proposal, this is referred to as a “broker non-vote.” Broker non-votes are considered in determining whether a quorum exists at the Annual Meeting. The effect of broker non-votes on the outcome of each proposal to be voted on at the Annual Meeting is explained above.
Where can I find the voting results of the Annual Meeting?
We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.
I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?
The rules promulgated by the SEC permit companies, brokers, banks or other intermediaries to deliver a single copy of proxy materials, or, where applicable, a Notice of Internet Availability of Proxy Materials, to households at which two or more stockholders reside. Each stockholder, however, still receives a separate proxy card if they receive paper copies. This practice, known as “householding,” is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other nominee and have consented to householding will receive only one copy of our proxy statement and annual report or Notice of Internet Availability of Proxy Materials. If you would like to opt out of this practice for future mailings and receive a separate proxy statement and annual report or Notice of Internet Availability of Proxy Materials for each stockholder sharing the same address, please contact your broker, bank or other nominee.
You may also obtain a separate proxy statement or annual report or Notice of Internet Availability of Proxy Materials without charge by sending a written request to Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling Broadridge’s Householding Department at 1-866-540-7095. We encourage stockholders to contact us by telephone instead of physical mail to help ensure timely receipt of any request for proxy materials. Additional copies of the proxy statement or annual report or Notice of Internet Availability of Proxy Materials will be sent promptly upon receipt of such request. Stockholders sharing an address that are receiving multiple copies of the proxy statement or annual report or Notice of Internet Availability of Proxy Materials can request delivery of a single copy of the proxy statement or annual report or Notice of Internet Availability of Proxy Materials by contacting their broker, bank or other nominee or sending a written request to Broadridge Householding Department at the address above or by calling 1-866-540-7095.
What is the deadline to propose stockholder actions and director nominations for consideration at next year’s annual meeting of stockholders?
RULE 14A-8 STOCKHOLDER PROPOSALS
As prescribed by Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year’s annual meeting of stockholders. For a Rule 14a-8 stockholder proposal to be timely and considered for inclusion in our proxy statement for our 2025 annual meeting of stockholders, the proposal must comply with all applicable requirements of Rule 14a-8, including with respect to ownership of our common stock, and our Corporate Secretary must receive the written proposal at our principal executive offices by the deadline prescribed by Rule 14a-8 under the Exchange Act (provided that the 2026 annual meeting of stockholders is not held more than 30 days from the first anniversary of the Annual Meeting, the applicable deadline will be September 15, 2025). Stockholder proposals should be addressed to:
The AZEK Company Inc.
Attention: Corporate Secretary
1330 W Fulton Street #350
Chicago, Illinois 60607

If a stockholder who has notified us of his, her or its intention to present a Rule 14a-8 stockholder proposal at an annual meeting does not appear and a qualified representative of that stockholder does not appear to present his, her or its proposal at such annual meeting, such proposal shall be disregarded and we are not required to present the proposal for a vote at such annual meeting.
ADVANCE NOTICE STOCKHOLDER PROPOSALS
Our bylaws also establish an advance notice procedure for stockholders who wish to present a proper proposal, including director nominations, before an annual meeting of stockholders (regardless of whether the proposal is intended to be included in our proxy statement). Any such advance notice stockholder proposal, including director nominations, must comply with all of the requirements set forth in our Certificate, our bylaws and applicable laws, rules and regulations (which includes requirements under Rule 14a-19 under the Exchange Act with respect to director nominations). Our bylaws provide that, for business to be properly brought before an annual meeting by a stockholder, (i) the stockholder must be a registered stockholder at the time of the giving of the notice and at the time of the annual meeting, (ii) the stockholder is entitled to vote at the meeting, (iii) the business must be a proper matter for stockholder action, and (iv) the stockholder must give timely written notice to our Corporate Secretary, which notice must contain the information specified in our bylaws. For an advance notice stockholder proposal, including director nominations, to be timely for our 2026 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices at the address listed above:
•	not earlier than the close of business on the 120th day prior to the anniversary of the Annual Meeting, which will be October 31, 2025; and
•	not later than the close of business on the 90th day prior to the anniversary of the Annual Meeting, which will be November 30, 2025.
In the event that we hold our 2026 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, notice of an advance notice stockholder proposal must be received no earlier than the close of business on the 120th day before our 2026 annual meeting of stockholders and no later than the close of business on the later of the following two dates:
•	the 90th day prior to our 2026 annual meeting of stockholders; or
•	the 10th day following the day on which public announcement of the date of the 2026 annual meeting of stockholders is first made.
If a stockholder who has notified us of his, her or its intention to present an advance notice stockholder proposal, including director nominations, at an annual meeting does not appear and a qualified representative of that stockholder does not appear to present his, her or its proposal at such annual meeting, such proposal shall be disregarded and we are not required to present the proposal for a vote at such annual meeting.
You are advised to review our bylaws, which contain additional requirements regarding advance notice stockholder proposals, including director nominations.
Availability of amended and restated bylaws
A copy of our amended and restated bylaws is available via the SEC’s website at https://www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

NOMINEES FOR DIRECTOR

Age: 68 Director Since: 2017
GARY HENDRICKSON
Gary Hendrickson, a director since May 2017, is the Chair of our board of directors, a position he has held since May 2017. Mr. Hendrickson previously served as the Chairman and Chief Executive Officer of the Valspar Corporation, a global paint and coatings manufacturer, from June 2011 to June 2017, and was its President and Chief Operating Officer from February 2008 until June 2011. Mr. Hendrickson held various executive leadership roles with the Valspar Corporation from 2001 until 2017, including positions with responsibilities for the Asia Pacific operations. Mr. Hendrickson also serves as a director of Polaris Industries Inc., a publicly traded global manufacturer and seller of off-road vehicles, including all-terrain vehicles and snowmobiles and served as a director of Waters Corporation, a leading specialty measurement company and pioneer of chromatography, mass spectrometry and thermal analysis innovations serving the life, materials and food sciences, from 2018 to 2022. As a result of Mr. Hendrickson’s experience as president and chief executive officer of a global company, he provides expertise in corporate leadership and development and execution of business growth strategy. He also brings to our board of directors significant global experience and knowledge of competitive strategy.

Age: 59 Director Since: 2016
JESSE SINGH
Jesse Singh, a director since he joined us in June 2016, is our Chief Executive Officer and President. Prior to joining us, Mr. Singh worked for 14 years at the 3M Company, a manufacturer and marketer of a range of products and services through its safety & industrial, transportation & electronics, health care and consumer segments, and served in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. During his career at 3M, Mr. Singh was involved in running 3M’s worldwide, customer-facing operations, which was comprised of approximately 4,000 shared services, 12,000 sales and 5,000 marketing professionals. He also served as CEO of 3M’s joint venture in Japan and led 3M’s global electronics materials business. Mr. Singh currently serves on the board and as a member of the audit and compensation committees of Carlisle Companies Incorporated. Mr. Singh brings to our board of directors extensive senior leadership experience and a comprehensive knowledge of our business and perspective of our day-to-day operations.

Age: 62 Director Since: 2023
PAMELA EDWARDS
Pamela Edwards, a director since September 2023, most recently served as Chief Financial Officer and Executive Vice President of Citi Trends, Inc., a retail clothing chain selling products targeted primarily at urban customers from January 2021 until April 2022. Previously, Ms. Edwards held various roles at L Brands Inc., one of the world’s leading specialty retailers, including as Chief Financial Officer and Executive Vice President of its Mast Global division from April 2017 to September 2020, Chief Financial Officer of its Victoria’s Secret division (n/k/a Victoria’s Secret & Co.), from 2007 to April 2017, and Chief Financial Officer of its Express division from 2005 to 2007. Prior to that, Ms. Edwards worked in various business and financial planning roles at Gap/Old Navy, Sears Roebuck and Kraft Foods. Ms. Edwards served on the boards of directors of NMG Holding Company, Inc. (formerly known as Neiman Marcus Group LLC) from 2020 until it was acquired in December 2024 and Hibbett, Inc. from 2022 until it was acquired in July 2024. Ms. Edwards received an M.B.A. from Duke University and a B.S. in Finance from Florida A&M University. Ms. Edwards is also NACD Directorship Certified®. As a result of Ms. Edward’s extensive background, especially as chief financial officer of large retail operations and consumer brand experience, she brings valuable perspective and expertise to our board of directors.

Age: 59 Director Since: 2020
HOWARD HECKES
Howard Heckes, a director since November 2020, was the President, Chief Executive Officer and board member of Masonite International Corporation, a leading global designer, manufacturer, marketer and distributor of interior and exterior doors and door solutions, and served in that role from June 2019 until it was acquired in May 2024. From 2017 to 2019, Mr. Heckes served as Chief Executive Officer of Energy Management Collaborative, a privately held company providing LED lighting and controls and IoT conversion systems and service solutions based in Plymouth, Minnesota. Previously, Mr. Heckes served in various senior operations roles at The Valspar Corporation, including as Executive Vice President and President of Global Coatings from 2014 to 2017 and as Senior Vice President, Global Consumer from 2008 to 2014. Prior to joining Valspar, Mr. Heckes held various leadership roles at Newell Rubbermaid, including President of Sanford Brands and President of Graco Children’s Products. Mr. Heckes currently serves as an independent director of Airtron, a privately held HVAC installation and service company. Mr. Heckes holds a B.S. in Industrial Engineering from Iowa State University and an M.S. in Industrial Engineering from the University of Iowa. Mr. Heckes brings to our board of directors extensive experience in corporate leadership, the development and execution of business growth strategies and significant consumer brand and business operating experience.

Age: 67 Director Since: 2021
VERNON J. NAGEL
Vernon J. Nagel, a director since November 2021, previously served as Chairman and Chief Executive Officer of Acuity Brands, Inc., a publicly traded, leading industrial technology company focused on providing building and lighting solutions primarily for commercial and industrial applications, from September 2004 until January 2020. He was Executive Chairman from February 2020 until his retirement in December 2020. He joined Acuity Brands in December 2001 as Executive Vice President and Chief Financial Officer. While at Acuity Brands, Mr. Nagel significantly enhanced shareholder value by introducing innovative technologies, expanding markets served through organic growth and numerous acquisitions, and driving company-wide productivity through the implementation of LEAN business processes. Mr. Nagel currently serves on the board of directors of Southwire, a privately held company that is a leading provider of wire and cable and other electrical solutions, and ScanSource, Inc., a publicly traded company that is a leading hybrid technology distributor. Mr. Nagel received a B.B.A. from the University of Michigan and is a Certified Public Accountant (Inactive). We believe that Mr. Nagel’s extensive experience in strategic, operational, and financial matters as well as executive leadership and corporate governance, over his more than 40-year career, qualifies him to serve on our board of directors.

Age: 61 Director Since: 2023
HARMIT SINGH
Harmit Singh, a director since September 2023, also currently serves as the Chief Financial and Growth Officer of Levi Strauss & Co., one of the world’s largest brand-name apparel companies, where he is responsible for managing finance, strategy, information technology, strategic sourcing, real estate and global business services functions globally. Previously, Mr. Singh was Executive Vice President and Chief Financial Officer of Hyatt Hotels Corporation from August 2008 to December 2012. Prior to that, he spent 14 years at Yum! Brands, Inc. in a variety of global leadership roles, including Senior Vice President and Chief Financial Officer of Yum Restaurants International. Before joining Yum!, Mr. Singh worked in various financial capacities for American Express India & Area Countries. Mr. Singh also served on the board of directors and the audit committees of Buffalo Wild Wings Inc. and OpenText Corporation. Mr. Singh received a B.A. in Commerce from the University of Delhi (India) and is a Chartered Accountant from the Institute of Chartered Accountants of India. Mr. Singh brings over 30 years of experience driving growth for global consumer brands and significant experience as a finance executive to our board of directors. Mr. H. Singh is not related to Jesse Singh, our CEO.

Age: 47 Director Since: 2020
BRIAN SPALY
Brian Spaly, a director since August 2020, is a General Partner at Brand Foundry Ventures, an institutional venture capital fund. Mr. Spaly served as Chairman of Tecovas, Inc., a direct-to-consumer Western-style apparel brand, from 2017 to 2022, and is the founder and former Chief Executive Officer of Trunk Club, a personal styling startup focused on making it easy for men and women to discover and acquire stylish clothing without the hassles of the traditional shopping experience. Mr. Spaly led Trunk Club during its acquisition in August 2014. From 2006 to 2009, Mr. Spaly was the founder of Bonobos, a men’s clothing company, which was acquired in July 2017. From June 2018 to September 2021, he served as a member of the board of directors of Deckers Brands, a global portfolio of footwear brands such as UGG, Hoka, Teva and Sanuk. In addition to serving on the board of directors of Tecovas, Inc., Mr. Spaly currently serves on the boards of several other early-stage growth companies. He holds a Bachelor of Arts degree in economics from Princeton University and an M.B.A. from Stanford University Graduate School of Business. We believe that Mr. Spaly’s experience leading high-growth companies as CEO and public companies as a board member, along with his proven digital and direct marketing experience, will continue to benefit AZEK as we continue to focus on growing our business and further differentiating our leading product offering.

Age: 54 Director Since: 2024
FIONA TAN
Fiona Tan, a director since March 2023, has served as Chief Technology Officer for Wayfair Inc., a leading e-commerce home goods retailer, since March 2022, and as Global Head of Customer and Supplier Technology for Wayfair Inc. from September 2020 to March 2022. Prior to that Ms. Tan held various leadership positions at Walmart Inc., including Head of Technology, Walmart US from March 2019 to September 2020, Senior Vice President, Engineering, Customer Technology, Walmart Labs from January 2017 to March 2019 and Vice President, Engineering, International Markets, Walmart Labs Strategy and Operations from April 2014 to January 2017. Prior to that Ms. Tan was Vice President, Engineering for Ariba, Inc. Ms. Tan also previously worked for 16 years at TIBCO Software, Inc., as well as for Oracle Corporation. Currently, Ms. Tan also serves on the board of Stitch Fix, Inc., a leading online personal styling service. Ms. Tan holds an M.S. in Computer Science from Stanford University and a B.S. in Computer Science and Engineering from the Massachusetts Institute of Technology. Ms. Tan brings to our board of directors senior executive experience and deep expertise in information and advanced technologies, including artificial intelligence and cybersecurity, having spent her entire career in information technology roles focused on supporting and improving business strategy and operations with a focus on customers and suppliers.

PROPOSAL NO. 1
ELECTION OF DIRECTORS
Our board of directors has nominated eight candidates for election as directors at the Annual Meeting. Beginning with this Annual Meeting, all directors will be subject to annual election for one-year terms.
Nominees
Our nominating and corporate governance committee has recommended, and our board of directors has approved, Gary Hendrickson, Jesse Singh, Pamela Edwards, Howard Heckes, Vernon J. Nagel, Harmit Singh, Brian Spaly and Fiona Tan as nominees for election as directors at the Annual Meeting. If elected, each of them will serve until our 2026 annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal. Each of the nominees is a current member of our board of directors. In connection with the nominations, our board of directors has approved a decrease in the size of the board of directors from nine to eight members, which decrease in the size of the board to be effective upon the election of directors at the Annual Meeting.
If you are a registered stockholder and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted “FOR” the election of each of Messrs. Hendrickson, J. Singh, Heckes, Nagel, H. Singh and Spaly and Mses. Edwards and Tan. We expect that each of them will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our board of directors to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker, bank or other nominee, we expect your broker, bank or other nominee will not vote your shares on this matter.
Vote Required; Recommendation of the Board of Directors
Our bylaws state that, to be elected, a nominee must receive a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at the Annual Meeting, which means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. As a result, any shares not voted “FOR” a particular nominee (whether as a result of stockholder abstention or a broker non-vote) will have no effect on the outcome of this proposal.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF GARY HENDRICKSON, JESSE SINGH, PAMELA EDWARDS, HOWARD HECKES, VERNON J. NAGEL, HARMIT SINGH, BRIAN SPALY AND FIONA TAN TO THE BOARD FOR A ONE-YEAR TERM EXPIRING IN 2026.

CORPORATE GOVERNANCE
Corporate Governance Highlights
We are committed to operating with integrity and accountability. Our corporate governance policies set clear expectations and responsibilities for our board of directors, leaders, employees and business partners to ensure we conduct our operations in a manner that is consistent with the highest standards of business ethics and accountability. Corporate governance highlights include the following:
•	Independent board chair, board composed of all non-employee directors (other than CEO) and 100% independent committee members;
•	Four “audit committee financial experts” serving on audit committee;
•	Board oversight of FULL-CIRCLE strategy, including corporate responsibility, and related matters, policies and disclosures and board oversight of risk management;
•	Demonstrated director refreshment by adding two new directors in fiscal year 2023 and one new director in fiscal year 2024;
•	Policies in place prohibiting short sales, hedging, margin accounts and pledging of our stock applicable to all employees and directors;
•	Rigorous stock ownership policy for officers and directors; and
•	No supervoting stock.
Commitment to Sustainability and Corporate Responsibility
We are committed to having a positive and lasting impact on the world, including as a recycler and consumer of hundreds of millions of pounds of what could otherwise be landfill-bound waste and scrap each year. Our commitment to environmental and social stewardship is fundamental to the products and innovations we bring to market. By focusing on what positively impacts our products, people and planet the most, our sustainability and social responsibility strategy, which we call our FULL-CIRCLE™ strategy, fuels our growth and profitability. It future proofs our business, enables us to attract and engage employees, customers, suppliers, investors and other key stakeholders, and positions us for long-term success and shared value creation.
In alignment with our core value of always striving to be better today than yesterday, we are committed to building on our strengths and improving how we measure and monitor our progress on our FULL-CIRCLE-related initiatives. Our board of directors oversees our FULL-CIRCLE matters, including corporate social responsibility and sustainability initiatives, policies and disclosures. See “Role of the Board in Oversight of FULL-CIRCLE Strategy” below. We believe the following further highlight our commitment to sustainability and corporate responsibility:
•	Engaged both internal and external stakeholders on our FULL-CIRCLE strategy and released our fourth annual FULL-CIRCLE report in fiscal year 2024;
•
Largest vertically integrated PVC recycler in the United States and divert hundreds of millions of pounds of scrap and waste that otherwise might be destined for landfills and incorporate into our products annually, including approximately 520 million pounds in fiscal year 2024;

•	Reused approximately 99% of the scrap generated in our core manufacturing facilities in fiscal year 2024;
•
Increased the percentage of recycled content in our PVC decking products (up to 65% recycled content) and trim products (up to 40% recycled content), as compared to approximately 62% and approximately 33%, respectively, in fiscal year 2023;

•	Submitted near-term emissions reduction targets to the Science-Based Targets Initiative for validation;
•	Achieved +Vantage Vinyl Verification from the Vinyl Sustainability Council for four years in a row;
•	Include FULL-CIRCLE metrics in our annual incentive awards; and
•	Continually recognized for sustainability leadership and innovation, including by Good Housekeeping, Green Builder, Fast Company, Newsweek and USA Today in fiscal year 2024.

Human Capital, Inclusion and Belonging
We are committed to social responsibility within our workforce and believe that cultivating a diverse and inclusive workplace provides for a broad array of viewpoints, talents and skills that drive operational excellence and build a more inclusive future. Our culture is comprised of innovative, growth-minded individuals committed to always doing the right thing, continuous improvement and solving problems for our customers and partners. We believe the following further highlight our commitment to social responsibility within our workforce:
•	Continuing focus on our safety performance, including an improvement in our total recordable incident rate, or TRIR;
•	Sponsoring Employee Resource Groups, including for women, veteran, LGBTQ+ and black/African American employees;
•	Conducting annual employee-wide engagement surveys and achieving top quartile engagement scores;
•	Committed to include diverse candidates in any pool of candidates from which both employees and board of director nominees are chosen; and
•	Named one of Chicago Tribune’s Top Workplaces for the fourth year in a row in 2024 and named a 2024 Best Company to Work For by U.S. News and World Report.
Role of the Board in Oversight of FULL-CIRCLE Strategy
One of our core values is Always Do the Right Thing, which is why we are committed to our FULL-CIRCLE strategy, which encompasses environmental sustainability, social impact and corporate governance. Our FULL-CIRCLE strategy is overseen by our board of directors and our management team, who is ultimately accountable for its success. Each board committee also plays an important role in assisting the board with overseeing certain aspects of our FULL-CIRCLE strategy and provides regular updates to the full board on its specific areas of oversight responsibility. At the management level, we have also established a FULL-CIRCLE Steering Committee. The FULL-CIRCLE Steering Committee meets regularly and is responsible for oversight of the day-to-day management of FULL-CIRCLE matters, as well as formulating strategies for achieving FULL-CIRCLE targets and tracking performance to completion. The FULL-CIRCLE Steering Committee is led by our Vice President of Corporate Affairs who reports directly to our chief executive officer.

Board of Directors

Oversees our overall FULL-CIRCLE strategy, including corporate responsibility and sustainability matters, our objective to continue to increase the amount of recycled material in our products, our human capital and diversity, equity and inclusion programs, our annual FULL-CIRCLE Report and risks and opportunities related to such matters

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Oversees financial reporting and internal controls, cybersecurity and legal and regulatory compliance	Oversees FULL-CIRCLE components included in our executive compensation program and our compensation disclosures	Oversees FULL-CIRCLE-related board composition and other corporate governance matters

Senior Management and FULL-CIRCLE Steering Committee
Responsible for establishing ambitious but achievable targets as well as day-to-day management of FULL-CIRCLE matters

Board Leadership
Our board of directors is responsible for the supervision and oversight of our business affairs. In executing this responsibility, our board of directors establishes corporate policies, sets strategic direction and oversees management. Our board of directors has not adopted a formal policy with respect to the separation of the offices of Chief Executive Officer and Chair of the board. It is our board of directors’ view that rather than having a rigid policy, our board of directors should determine, as and when appropriate upon consideration of all relevant factors and circumstances, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chair of the board, with Mr. J. Singh serving as our Chief Executive Officer and Mr. Hendrickson serving as non-executive Chair of the board. The board believes this is currently the appropriate structure as it provides Mr. J. Singh with the ability to focus on our day-to-day operations while Mr. Hendrickson focuses on the oversight by our board of directors.
Director Independence
Pursuant to the corporate governance standards of the NYSE, a director employed by us cannot be deemed an “independent director,” and each other director will qualify as “independent” only if our board of directors affirmatively determines that they have no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. In making such determinations, the board of directors considered that certain directors serve as directors of other companies with which we engage from time to time in the ordinary course of business and, in accordance with our independence standards, determined that none of these relationships were material or impaired the independence of any of our directors or our new director nominee. The fact that a director may own our capital stock is not, by itself, considered a material relationship. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has affirmatively determined that each of Gary Hendrickson, Sallie B. Bailey, Pamela Edwards, Howard Heckes, Vernon J. Nagel, Harmit Singh, Brian Spaly and Fiona Tan are independent in accordance with the NYSE rules. There are no family relationships among any of our directors or executive officers. For information regarding board committees, see “—Our Board Committees” below.
Meetings of the Board of Directors
Our board of directors held four (4) meetings (including regularly scheduled and special meetings) during our fiscal year 2024. Every director attended at least 75% of the meetings of our board of directors and of any board committees of which they were a member during our fiscal year 2024. Our non-employee directors meet by themselves, without non-independent directors and management present, not less than two times per year. Meetings of our non-employee directors are presided over by the chair of our board of directors. Under our Corporate Governance Guidelines, directors are encouraged and expected to attend our annual meeting of stockholders. Eight of our directors attended our 2024 annual meeting of stockholders.
Our Board Committees
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which currently has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business. A copy of each committee’s charter is posted on the environmental, social and governance section of our website, www.azekco.com. Members serve on these committees until their resignation or until as otherwise determined by our board.

AUDIT COMMITTEE

Current Members: Vernon J. Nagel (Chair), Sallie B. Bailey, Pamela Edwards, Howard Heckes, Brian Spaly, and Fiona Tan
Number of Meetings Held in Fiscal 2024: 11

Our audit committee’s responsibilities include, among other things:

•
Overseeing the quality and integrity of our financial statements and the financial reporting process;

•
Appointing and overseeing our external auditors and meeting separately with our external auditors to discuss the scope of their work and their findings;

•
Overseeing our annual audit process, including considering and discussing with our external auditors and management significant accounting and reporting issues, the results of the audit, whether the financial statements are complete and the audit opinion;

•
Reviewing and discussing with our external auditors and management our annual and quarterly financial statements and earnings press releases;

•
Providing oversight with respect to our capital structure, key financial ratios and liquidity;

•
Overseeing compliance with our financial covenants and authorizing prepayment, redemption, repurchase or defeasance of our material indebtedness;

•
Overseeing our internal controls and advising management, our internal audit department and our external auditors with respect to internal control matters;

•
Reviewing and discussing significant changes to our accounting policies with management and our external auditors;

•
Reviewing internal audit reports and regularly evaluating the effectiveness of our internal audit function;

•
Monitoring and discussing with management our risk assessment and risk management policies and processes, including risks related to financial reporting, cybersecurity, and compliance;

•
Overseeing the effectiveness of our systems for detecting fraud and monitoring compliance with laws and regulations; and

•
Reviewing and assessing audit committee members’ individual performance and the performance of the audit committee as a whole.

Each member of our audit committee meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Our board of directors has determined that each of Sallie B. Bailey, Pamela Edwards, Howard Heckes and Vernon J. Nagel is an “audit committee financial expert” as such term is defined under the SEC rules. All members of the audit committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

Ms. Tan joined our audit committee on March 4, 2024. Ms. Bailey is not nominated for reelection at the Annual Meeting.

COMPENSATION COMMITTEE

Current Members: Gary Hendrickson (Chair), Vernon J. Nagel, Harmit Singh
Number of Meetings Held in Fiscal 2024: 5

Our compensation committee’s responsibilities include, among other things:

•
Annually reviewing and approving corporate goals and objectives relevant to our Chief Executive Officer’s compensation;

•
Evaluating our Chief Executive Officer’s performance;

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Approving or recommending to the independent directors to approve our Chief Executive Officer’s compensation;

•
Reviewing and approving, or recommending to the board to approve, the compensation of our other executive officers;

•
Administering our compensation recovery policy and reviewing, approving and overseeing our compensation and benefits plans;

•
Approving equity grants and awards;

•
Reviewing and approving director compensation policies;

•
Developing and recommending to the board of directors to approve our CEO succession plan;

•
Reviewing executive compensation disclosures;

•
Reviewing and assessing any “say on pay” advisory votes and the frequency with which we conduct such votes;

•
Overseeing our incentive compensation arrangements vis-à-vis our risk management practices and otherwise oversee our compensation programs from a risk mitigation perspective;

•
Assisting the board with stockholder engagement on the subject of executive compensation; and

•
Reviewing and approving other policies and practices related to the compensation of our directors, officers and employees.

Each member of our compensation committee meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. The compensation committee may delegate, to the extent permitted by applicable law, to management or management committees certain of its duties and responsibilities, including the authority to determine the individual amounts of grants to our employees other than our executive officers.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Members: Gary Hendrickson (Chair), Sallie B. Bailey, Howard Heckes
Number of Meetings Held in Fiscal 2024: 5

Our nominating and corporate governance committee’s responsibilities include, among other things:

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Reviewing and recommending to our board of directors the skills, experience, characteristics and other criteria for identifying and evaluating directors;

•
Evaluating the composition of our board of directors;

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Identifying, selecting and recommending to our board of directors individuals to become members of our board of directors;

•
Reviewing our board of directors’ committee structure and making recommendations regarding the appointment of directors to committees;

•
Reviewing the performance and qualifications of our directors;

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Discussing succession planning for our board of directors and key leadership roles on our board of directors and its committees;

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Overseeing the annual evaluation of the performance of our board of directors and each committee thereof;

•
Reviewing our corporate governance guidelines, bylaws and other appropriate policies applicable to our corporate governance;

•
Reviewing each director’s compliance with the requirements of our corporate governance guidelines relating to service on other boards;

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Reviewing and making recommendations with respect to any stockholder proposals;

•
Developing and overseeing our director orientation program and our continuing education program for our directors; and

•
Reviewing and resolving potential conflicts of interest involving our directors and officers.

Each member of our nominating and corporate governance committee meets the requirements for independence under the listing standards of the NYSE. Ms. Bailey is not nominated for reelection at the Annual Meeting.

Corporate Governance Guidelines
Our board of directors has adopted Corporate Governance Guidelines, which are designed to assist our board of directors in performing its duties to us and our stockholders. These guidelines provide general guidance to our board of directors with a view to continuing a strong and effective working relationship both among the board members and also between our board of directors and management. The goal of these guidelines is to reflect current governance practices for our board of directors and to enhance the ability of our board of directors and management to guide the Company in its continuing growth and success. Our Corporate Governance Guidelines may be amended by our board of directors at any time. A copy of our Corporate Governance Guidelines is available under the environmental, social and governance section of our website, www.azekco.com.
Our Corporate Governance Guidelines address items such as:
•	Board size;
•	Director independence qualifications;
•	Board composition and diversity;
•	Selection and election of directors;
•	Director compensation;
•	Board responsibilities and expectations of directors, including with respect to director service on other boards;
•	Board meetings;
•	Board committees;
•	Director orientation and education;
•	Use of registered public accounting firms;
•	CEO succession; and
•	Board involvement in stockholder engagement.
Identification and Evaluation of Nominees for Directors; Board Diversity
The nominating and corporate governance committee considers candidates for director from a variety of sources, including candidates who are recommended by other board members and by management, as well as those identified by third-party search firms retained to assist in identifying and evaluating possible candidates. The nominating and corporate governance committee also considers candidates for director recommended by stockholders who submit such recommendations in writing to our Corporate Secretary and evaluates director candidates recommended by stockholders in the same way it evaluates candidates recommended by the other sources referenced above.
In accordance with our Corporate Governance Guidelines, the nominating and corporate governance committee identifies and considers candidates based on a diversity of skills, expertise, industry knowledge, diversity of opinion and perspectives and other attributes. The nominating and corporate governance committee has also committed to including candidates with a diversity of age, gender, ethnicity/race and education in any pool of candidates from which board of director nominees are chosen. The board of directors also confirms that our policy of non-discrimination applies in the selection of directors.
Director Commitments and Service on Other Boards
Our board of directors believes that service on other boards is value-additive by allowing our directors to gain insight and experience applicable to our corporate governance and risk oversight practices, as well as our business and operations more broadly. However, our board of directors also recognizes the time commitment that service on a board of directors requires, as well as other commitments applicable to our directors, and our Corporate Governance Guidelines therefore establish limits on the number of boards our directors may serve on. Directors who are not public company chief executive officers may serve on a total of four public company boards, including our board. Directors who are also chief executive officers of public companies may serve on a total of two public company boards, including our board. All of our directors and director nominees are in compliance with this policy, and directors are required to consult with the chair of the board and the chair of our nominating and corporate governance committee prior to accepting an invitation to join any other board. In addition, our nominating and corporate governance committee periodically, and at least annually, reviews and evaluates director time commitments, including outside board service and other roles, and considers such commitments when making recommendations regarding director nominations and board leadership roles.
Code of Conduct and Ethics and Code of Ethics for Senior Financial Officers
We have adopted a Code of Conduct and Ethics for all officers, directors and employees. We have also adopted a Code of Ethics for Senior Financial Officers applicable to our Chief Executive Officer and senior financial officers. We intend to disclose future amendments to certain provisions of our Code of Ethics for Senior Financial Officers, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions, on our website. A copy of each of our Code of Conduct and Ethics and our Code of Ethics for Senior Financial Officers is available under the environmental, social and governance section of our website, www.azekco.com.
Our Code of Conduct and Ethics addresses items such as:
•	Guiding ethical principles for our directors, officers and employees;
•	Conflicts of interests;
•	Compliance with laws;
•	Observance of ethical standards;
•	Corporate opportunities;
•	Competition and fair dealing;
•	Confidentiality and insider trading;
•	Protection and use of our assets;
•	Equal employment opportunity, non-discrimination and anti-harassment policies;
•	Health and safety;
•	Environmental protection;
•	Conducting international business;
•	Accuracy of financial reporting and other public communications;
•	Political contributions; and
•	Whistleblowers and our ethics hotline.
Our Code of Ethics for Senior Financial Officers addresses items such as:
•	Avoiding actual or apparent conflicts of interest;
•	Disclosure of any material transaction or relationship that could give rise to a conflict of interest;
•	Provision of full, fair, accurate, timely and understandable disclosure;
•	Compliance with applicable laws, rules and regulations;
•	Support for whistleblowers; and
•	Interactions and dealings with our auditors.
Insider Trading Policy; Hedging and Pledging, Derivatives Trading
We have adopted an insider trading policy that is designed to promote compliance with insider trading laws, rules and regulations, as well as NYSE listing standards. Our insider trading policy prohibits the trading of our securities on the basis of material, nonpublic information, establishes regular blackout periods wherein certain designated employees are prohibited from trading in our securities and requires that all insider 10b5-1 plans comply with applicable law, including with respect to cooling off periods. In addition, under our insider trading policy, our directors, officers and employees are prohibited from engaging in hedging and other monetization transactions (which may include prepaid variable forward contracts, equity swaps, collars and exchange funds) involving our securities, holding our securities in a margin account or pledging our securities as collateral for a loan. We also prohibit our directors, officers and employees from speculating in our equity securities, including through the use of short sales or by trading in options or other derivative securities with respect to our securities.
Stock Ownership Policy
We maintain a stock ownership policy for our executives to increase the alignment of interests between our executives and stockholders. Our policy provides the following:

Category	Ownership Requirement (multiple of base salary)
CEO	6x
CFO/COO	3x
Other CEO Direct Reports	2x
Other Executive Officers	1x

Ownership requirements and progress toward their achievement are reviewed annually as part of the compensation planning process. The policy requires retention of 100% of net shares acquired upon any vesting or exercise of equity awards until satisfaction of the ownership requirements for our Chief Executive Officer and retention of 50% of net shares acquired upon any vesting or exercise of equity awards until satisfaction of the ownership requirements for our other executives. For purposes of the stock ownership policy, we include direct ownership of shares and beneficially owned shares held indirectly (e.g. by family members and trusts). Unvested stock awards (including unearned performance-based awards) and unexercised options are not included in determining whether an executive has achieved the requisite ownership levels.
We have also adopted a stock ownership policy for our directors that requires each non-employee director to hold 100% of after-tax shares from director equity awards until the director holds shares, vested deferred stock units, or DSUs, and vested but deferred RSUs with an aggregate value equal to five times the annual cash retainer paid to non-employee directors.
The compensation committee is responsible for monitoring the application of our stock ownership policy. All of our directors and executive officers currently meet the requirements or are otherwise in compliance with the policy via the retention requirement.
Role of the Board in Risk Oversight; Compensation Risk; Cybersecurity Risk
Our board of directors takes an active role in the oversight of risk management, while our management is responsible for addressing the day-to-day risks facing the Company. While our board of directors has primary responsibility for overseeing risk management, our board of directors also delegates certain oversight responsibilities to its committees. For example, our audit committee oversees management of financial risks, including those related to our internal control over financial reporting and disclosure controls and procedures, audit and auditor matters and other accounting matters. With the assistance of our independent compensation consultant, our compensation committee regularly considers and evaluates risks related to our cash and equity-based compensation programs. Our nominating and corporate governance committee oversees management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors, director succession planning and corporate governance. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors keeps itself regularly informed regarding such risks through committee reports and otherwise. For additional information on the roles and responsibilities of each committee, see “—Our Board Committees.”
As noted above, our compensation committee considers and evaluates risks related to our compensation programs. Our compensation committee believes that our compensation programs appropriately incentivize our executive officers to take prudent risks and are focused on both the short-term and the long-term interests of our stockholders, which is reflected by the fact that our executive officers receive a balanced mix of short-term and long-term, performance-based, variable compensation, as well as fixed salary compensation and long-term, service-based compensation. Our compensation committee also believes that excessive risk taking is mitigated by compensation policies we maintain, including our executive officer stock ownership policy, our hedging and pledging prohibitions and our clawback policy. Consistent with SEC disclosure requirements, the compensation committee has worked with management to assess compensation policies and practices for our employees and has concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on us.
Cybersecurity continues to be a particularly acute area of risk for companies of all sizes and in all industries, including us. We maintain a cybersecurity risk management program designed to govern, identify, protect, detect, respond and recover our information systems and data from unauthorized access, use, disclosure, disruption, modification or destruction. We deploy a number of safeguards and processes designed to identify cybersecurity risks and protect our information systems from cybersecurity threats. For example, we maintain data encryption, monitoring, data storage, identity / authentication controls, including two-factor authentication tools, and anti-malware and anti-virus solutions. We have not experienced a known material information security breach nor incurred material breach-related expenses over the last three years. While management is responsible for our cybersecurity program and managing our cybersecurity risks, including our procedures and day-to-day operations, our audit committee oversees our enterprise risk assessment and management program, which includes oversight of cybersecurity risks. In performing its oversight responsibilities, our audit committee receives regular reports from, and meets with, our cybersecurity leaders at least semi-annually, to review our information technology and cybersecurity risk profile and to discuss our efforts to prevent, detect, mitigate, and remediate cybersecurity incidents.
Our audit committee, in turn, regularly reports to the full board of directors regarding such oversight. For more information, see Item C., Cybersecurity, in our 2024 Annual Report.
Related Persons Transaction Policy
We have adopted formal written procedures for the review, approval or ratification of transactions with related persons, or the Related Persons Transaction Policy. The Related Persons Transaction Policy provides that the audit committee of our board of directors is charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. A copy of our Related Persons Transaction Policy is available under the environmental, social and governance section of our website, www.azekco.com. See “Related Person Transactions” below for a description of related person transactions for fiscal year 2024.
Communications with the Board of Directors
Although we do not have a formal policy regarding communications with our board of directors, stockholders, employees and others who are interested in communicating with our board of directors may do so by writing to us at The AZEK Company Inc., Attn: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The Corporate Secretary will forward to the chair of our board of directors and such other board members as may be deemed appropriate any such communication, provided that such communication addresses a legitimate business issue.

Non-Employee Director Compensation
DIRECTOR COMPENSATION PROGRAM
We have adopted a director compensation program that was developed primarily based on peer benchmark data in consultation with our independent compensation consultant. The program is annually reviewed and considered relative to the programs of the same peer group used for our executive compensation program, and, if appropriate, modified, by our compensation committee, also with the assistance of our independent compensation consultant. We allow our directors to defer compensation in the form of DSUs, which are subject to our director stock ownership policy describe above. As of September 30, 2024, the program provided the following compensation for non-employee directors:

	Annual Cash Retainer ($)(1)	Equity Compensation Grant Value ($)	One-Time AZEK Product Reimbursement ($)
Board Member	90,000	125,000(2)	25,000
Chair of the Audit Committee	20,000
Chair of the Compensation Committee	17,500
Chair of the Nominating and Corporate Governance Committee	15,000
Non-executive Chair	50,000	50,000(2)
Inaugural Equity Award		105,000(3)

(1)	Paid quarterly in arrears.
(2)	RSUs granted annually in connection with our annual stockholder meeting and vest on the earlier of the first anniversary of the grant date or the following annual stockholder meeting.
(3)	RSUs granted in connection with a director joining the board of directors and vest on the third anniversary of the grant date.
Effective as of the date of the Annual Meeting, each of the annual cash retainer and the annual equity grant will increase by $5,000 per year, the non-executive chair cash retainer and annual equity grant will each increase by $7,500, and audit committee members will receive an additional $7,500 cash retainer.
FISCAL 2024 DIRECTOR COMPENSATION TABLE
The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended September 30, 2024 by the directors who were not also NEOs. Mr. J. Singh did not receive any additional compensation for his service on the board of directors during the year ended September 30, 2024. Mr. J. Singh’s compensation for the year ended September 30, 2024 is set forth under “Executive Compensation—Summary Compensation Table.”

Name	Fees Earned or Paid in Cash(2)	Stock Awards(3)	Option Awards(4)	All Other Compensation(5)	Total
Sallie B. Bailey	$90,000	$125,009	—	—	$215,009
Pamela Edwards	$90,000	$125,059	—	—	$215,059
Howard Heckes	$90,000	$125,009	—	—	$215,009
Gary Hendrickson	$137,061	$160,504	—	—	$297,565
Vernon J. Nagel	$110,000	$125,079	—	—	$235,079
Harmit Singh	$90,000	$125,065	—	—	$215,065
Brian Spaly	$90,000	$125,065	—	$25,000	$240,065
Fiona Tan(1)	$52,665	$230,031	—	—	$282,696

(1)	Ms. Tan joined the board of directors on March 1, 2024.
(2)
The amounts in this column reflect all cash retainers earned for fiscal year 2024 applicable to each director, whether received as cash or deferred in the form of DSUs. During fiscal year 2024, each of Messrs. Hendrickson, Nagel, H. Singh and Spaly and Ms. Edwards elected to defer some or all of their cash retainers. As of September 30, 2024, the aggregate number of DSUs held by each current director was as follows: Mr. Hendrickson: 2,941; Mr. Nagel: 2,450; Mr. H. Singh: 1,038; Mr. Spaly: 1,038; and Ms. Edwards: 263.

(3)
The amounts in this column reflect (i) annual RSU awards with a grant date fair value of $125,009, (ii) a prorated annual chair equity grant for Mr. Hendrickson with a grant date fair value of $35,436 following the final vesting of options he received in connection with the IPO, (iii) an inaugural RSU award with a grant date fair value of $105,022 for Ms. Tan, and (iv) the incremental grant date fair value of DSUs issued to Messrs. Hendrickson ($59), Nagel ($69), Splay ($55), H. Singh ($55), and Ms. Edwards ($49) during the fiscal year. Such incremental grant date fair value of DSUs is due to rounding when determining the number of DSUs to be issued as a result of the applicable director’s election to defer some or all of their cash retainers. The grant date fair value of each stock award was computed in accordance with Accounting Standards Codification 718 issued by the Financial Accounting Standards Board, or FASB ASC 718, and reflects the upward rounding of fractional shares.
For each non-employee director, the aggregate number of stock awards outstanding as of the end of fiscal year 2024 was: Ms. Bailey: 2,558; Ms. Edwards: 6,135; Mr. Heckes: 4,540; Mr. Hendrickson: 18,736; Mr. Nagel: 22,756; Mr. H. Singh: 6,910 and Mr. Spaly: 3,596. This includes RSUs that had not yet vested or for which settlement has been deferred and DSUs that had not settled.
(4)
For each non-employee director, the aggregate number of option awards outstanding as of the end of fiscal year 2024 was: Ms. Bailey: 30,260; Mr. Hendrickson: 564,439; and for all other non-employee directors: 0.

(5)	The amount in this column reflects the value of AZEK products purchased by Mr. Spaly and reimbursed by us pursuant to our director product purchase benefit described above.
Director and Officer Indemnification Agreements
In addition to the indemnification and advancement of expenses required in our Certificate and bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of, and the advancement of expenses to, such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. For additional information, please see “Related Person Transactions—Limitations of Liability; Indemnification of Directors and Officers.”

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Our audit committee has appointed PwC as our independent registered public accounting firm to audit our consolidated financial statements for the year ending September 30, 2025. PwC has served as our independent registered public accounting firm since 2010.
At the Annual Meeting, our stockholders are being asked to ratify the appointment of PwC as our independent registered public accounting firm for the year ending September 30, 2025. Stockholder ratification of the selection of PwC as our independent registered public accounting firm is not required by Delaware law, our Certificate or our bylaws. However, our audit committee is submitting the appointment of PwC to our stockholders because we value our stockholders’ views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of PwC and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if our audit committee believes that such a change would be in the best interests of our Company and our stockholders. If our stockholders do not ratify the appointment of PwC, our board of directors may reconsider the appointment. Representatives of PwC are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from our stockholders.
Fees Paid to the Independent Registered Public Accounting Firm
The audit committee engaged PwC to perform an annual audit of the Company’s financial statements for fiscal year 2024. The audit committee was responsible for determination and approval of audit fees primarily based on audit scope, with consideration of audit team skills and experiences.
Pursuant to SEC rules, the fees billed by PwC are disclosed in the table below:

	FY 2024	FY 2023
Audit Fees	$2,945,000	$1,700,000
Audit Related Fees	—	$165,000
Tax Fees	—	—
All Other Fees	$2,000	$900
Total PwC Fees	$2,947,000	$1,865,900

AUDIT FEES
Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements, issuances of consents and similar matters, as well as services rendered in connection with the Restatement. See “—Restatement & Fiscal Year 2024 Clawback” for more information.
AUDIT-RELATED FEES
Consists of fees for professional services rendered in connection with our secondary offering completed in fiscal year 2023.
TAX FEES
No tax fees were billed in fiscal years 2023 or 2024.
ALL OTHER FEES
Consists of fees for permitted products and services other than those that meet the criteria above.
Auditor Independence
In our fiscal year ended September 30, 2024, there were no other professional services provided by PwC, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of PwC.

Pre-Approval Policies and Procedures
Consistent with requirements of the SEC and the Public Company Accounting Oversight Board, or the PCAOB, regarding auditor independence, our audit committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. All services provided by PwC in fiscal 2024 and 2023 were pre-approved by our audit committee.
Vote Required; Recommendation of the Board of Directors
The ratification of the appointment of PwC requires the affirmative vote of the holders of a majority of the voting power of the shares of our common stock entitled to vote on the proposal that are present in person or represented by proxy at the Annual Meeting and are voted for or against the proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus, will have the same effect as a vote against this proposal. Broker non-votes are not counted as shares entitled to vote on this proposal, and thus, will have no effect on the outcome of the proposal.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR.

REPORT OF THE AUDIT COMMITTEE
The audit committee is composed of directors who each satisfy the independence, financial literacy and other requirements of NYSE listing standards and U.S. federal securities laws.
The primary purpose of the audit committee is to assist our board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our internal controls, (4) our independent auditors’ qualifications and independence, (5) the performance of the independent auditors and our internal audit function and (6) other matters as set forth in the audit committee’s charter. The audit committee is further responsible for the appointment and oversight of our independent auditor and is involved in the selection of the independent auditor’s lead audit partner.
Our management has responsibility for preparing our financial statements, for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. PwC, the audit committee-appointed independent registered public accounting firm for the fiscal year ended September 30, 2024, is responsible for auditing our financial statements and expressing opinions on the conformity of our audited financial statements with generally accepted accounting principles and on management’s assessment of the effectiveness of our internal control over financial reporting.
In its role of financial reporting oversight, the audit committee has reviewed and discussed the Company’s audited financial statements for the year ended September 30, 2024 with management and PwC and reviewed and discussed the results of PwC’s examination of the financial statements. The audit committee also discussed with management, PwC and our internal auditors, the quality and adequacy of our internal controls and the processes for assessing and monitoring risk. The audit committee reviewed with both PwC and our internal auditor their audit plans, audit scope and identification of audit risks.
Representatives of PwC attended all regularly scheduled meetings of the audit committee during the year ended September 30, 2024. The audit committee has discussed with PwC the matters required to be discussed by the PCAOB. The audit committee has also received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent auditor’s communications with the audit committee concerning independence and has discussed PwC’s independence with PwC. In addition, the audit committee has received written material addressing PwC’s internal quality control procedures and other matters. The audit committee also met with PwC and the head of Internal Audit, with and without management present, to discuss the results of their respective examinations, the reasonableness of significant judgments, the evaluations of the Company’s internal control over financial reporting and the overall quality of the Company’s financial reporting. Management has represented to the audit committee that the Company’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles.
Based on the foregoing, the audit committee has recommended to our board of directors that such audited financial statements be included in our 2024 Annual Report as filed with the SEC.
Respectfully submitted by the members of the audit committee of the board of directors:
Vernon J. Nagel (Chair)
Sallie B. Bailey
Pamela Edwards
Howard Heckes
Brian Spaly
Fiona Tan
This report of the audit committee is required by the SEC and, in accordance with the SEC’s rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed “soliciting material” or “filed” under either the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS
The following table identifies certain information about our executive officers and persons chosen to become executive officers as of January 6, 2025. Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers. On January 6, 2025, we announced the appointment of Mr. Lada as Senior Vice President, Chief Financial Officer and Treasurer, succeeding Mr. Clifford, effective as of January 24, 2025.

Name	Age	Position(s)
Jesse Singh	59	Chief Executive Officer, President and Director
Peter Clifford	54	Senior Vice President, Chief Operations Officer and Chief Financial Officer (Outgoing)
Ryan Lada	37	Vice President and Chief Financial Officer - Residential Segment (Incoming Senior Vice President, Chief Financial Officer and Treasurer)
Jonathan Skelly	47	President, Residential and Commercial
Morgan Walbridge	46	Senior Vice President, Chief Legal Officer and Secretary
Samara Toole	59	Senior Vice President and Chief Marketing Officer
Sandra Lamartine	55	Senior Vice President and Chief Human Resources Officer
Rakesh Mohan	55	Chief Digital and Technology Officer

Jesse Singh, a director since he joined us in June 2016, is our Chief Executive Officer and President. Prior to joining us, Mr. Singh worked for 14 years at the 3M Company, a manufacturer and marketer of a range of products and services through its safety & industrial, transportation & electronics, health care and consumer segments, and served in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. During his career at 3M, Mr. Singh was involved in running 3M’s worldwide, customer- facing operations, which was comprised of 4,000 shared services, 12,000 sales and 5,000 marketing professionals. He also served as CEO of 3M’s joint venture in Japan and led 3M’s global electronics materials business. Mr. Singh currently serves on the board and as a member of the audit and compensation committees of Carlisle Companies Incorporated. Mr. Singh brings to our board of directors extensive senior leadership experience and a comprehensive knowledge of our business and perspective of our day-to-day operations.
Peter Clifford is currently serving as our Senior Vice President, Chief Operations Officer and Chief Financial Officer and joined us in August 2021. Prior to joining us, Mr. Clifford served as President and Chief Operating Officer, from May 2019 to August 2021, as well as Chief Financial Officer, from March 2015 to May 2019, of Cantel Medical Corp., which was publicly traded until its acquisition by STERIS plc in June 2021. Before joining Cantel Medical Corp., from March 2006 to March 2015, Mr. Clifford held many senior financial positions at IDEX Corporation, including as Chief Financial Officer of IDEX Corporation’s Fluid Metering Technology and Health & Science Technologies Divisions. Mr. Clifford also worked in various financial leadership roles at General Electric Company before joining IDEX Corporation.
Ryan Lada is currently serving as the Company’s Vice President & Chief Financial Officer - Residential Segment, overseeing financial planning and analysis, accounting, commercial and operational finance capabilities, as well as corporate investor relations initiatives. Mr.  Lada brings more than fifteen years of global finance experience across multiple industries. Prior to joining the Company, Mr. Lada was most recently Vice President of Finance for Tank Holding Corp. from September 2021 to June 2022, and, prior thereto, held various financial roles of increasing responsibility at Cantel Medical Corporation, including Vice President, Investor Relations & Treasury, Chief Financial Officer of the Global Medical Division, and Chief Financial Officer, Europe, Middle East & Africa, from August 2015 until Cantel was acquired by STERIS plc in June 2021. Mr. Lada has also held a range of financial leadership positions with General Electric Company, IDEX Corporation & Medtronic Inc. over his career.
Jonathan Skelly is currently serving as our President, Residential and Commercial and joined us in January 2018. Mr. Skelly has more than 20 years of sales, customer service, strategy, mergers & acquisitions, and integration experience. He most recently served as our President, Residential Segment, and prior thereto, as our Senior Vice President of Customer Experience. Prior to joining us, Mr. Skelly served as Vice President of Corporate Development for W. W. Grainger, Inc., an industrial supply company, from 2010 to December 2017.

During that time, Mr. Skelly was responsible for all global and domestic corporate development and mergers and acquisitions. Prior to that, he held a variety of leadership positions including Director of Strategic Business Development for The Home Depot Inc. and Director of Mergers & Acquisitions for Hughes Supply, Inc.
Morgan Walbridge is currently serving as our Senior Vice President, Chief Legal Officer and Secretary. Prior to joining us in February 2021, Ms. Walbridge served as Deputy General Counsel and Secretary of Century Aluminum Company from March 2014 to February 2021. Prior thereto, Ms. Walbridge was Associate General Counsel and Assistant Secretary of Thompson Creek Metals Company from March 2011 to March 2014. Ms. Walbridge began her legal career as a corporate transactional attorney at McDermott, Will & Emery. Ms. Walbridge has over 20 years of experience as a corporate attorney and has spent nearly 15 years in-house at publicly traded companies.
Samara Toole is currently serving as our Senior Vice President and Chief Marketing Officer. Prior to joining us in October 2021, Ms. Toole had over 20 years of experience driving growth and building brands for purpose-driven companies in the home, lifestyle, and consumer products industries. Most recently, Toole served as Chief Marketing Officer of California Closet Company, Inc. from November 2014 to April 2021, where she drove significant growth by developing a sophisticated multi-touchpoint marketing strategy, up leveling ecommerce and marketing software tools, and overseeing the production of award-winning content. Prior to that, Ms. Toole served as the Senior Vice President of Marketing for Serena & Lily, Inc., a luxury lifestyle brand, from January 2006 to November 2014, and Ms.  Toole held other senior-level roles in the lifestyle and consumer product categories prior thereto.
Sandra Lamartine is currently serving as our Senior Vice President and Chief Human Resources Officer and joined us in April 2021. Ms.  Lamartine brings to AZEK more than two decades of experience in organizational design, leadership development and talent management, spanning a number of industries, including building products, professional services, telecommunications and nutrition/ dairy. Most recently, from 2016 to 2021, Ms. Lamartine served as Chief People Officer for Glanbia Nutritionals under Glanbia, Inc. Previously, from 2007 to 2016, Ms. Lamartine held various roles at James Hardie Building Products, including serving as the top HR executive from 2010 to 2016, overseeing initiatives that created a significant reduction in employee turnover, as well as the creation of award-winning development and onboarding programs.
Rakesh Mohan is currently serving as our Chief Digital and Technology Officer. Prior to joining us in October 2024, Mr. Mohan was Chief Information Officer and Vice President, Home Comfort Solutions with Lennox International Inc., where he oversaw information technology aspects of Lennox’s Residential business units and plants. Mr. Mohan brings decades of information technology experience and leadership to AZEK during a pivotal time in the development of increasingly advanced information technologies and their applications. Prior to joining Lennox in 2016, Mr. Mohan served in various information technology leadership roles at Colfax/ESAB, Flowserve Corporation, and the Samsung Group.

COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis describes our executive compensation program and philosophy, the decisions made by our compensation committee and the various factors that the compensation committee considers when making those decisions. Our executive compensation program is designed to align with the interests of our stockholders as well as our other stakeholders, including our other employees and the communities in which we operate. For fiscal year 2024, our NEOs were:

Jesse Singh	Peter Clifford	Jonathan Skelly	Samara Toole	Morgan Walbridge
President and Chief Executive Officer	SVP, Chief Operations Officer and Chief Financial Officer	President, Residential and Commercial	SVP, Chief Marketing Officer	SVP, Chief Legal Officer and Secretary

Fiscal Year 2024 Financial Performance Summary
During fiscal year 2024, we continued to execute against our strategy of delivering long-term, sustainable growth and value creation. We achieved record financial results, drove material conversion from traditional materials, such as wood, to our type of sustainable, low- maintenance materials, increased manufacturing productivity and improved operating leverage, all resulting in the delivery of above- market growth and margin expansion. Net sales for fiscal 2024 increased by $71.1 million year-over-year, or 5%, to approximately $1.44 billion, driven primarily by Residential net sales, which grew 12% year-over-year, after delivering approximately 5% growth in fiscal year 2023 and 12% growth in fiscal year 2022. Fiscal year 2024 net income and Adjusted EBITDA increased year over year by 146% to $153.4 million, and by 34% to $379.3 million, respectively. Net profit margin expanded 600 basis points year over year to a record 10.6%, and Adjusted EBITDA Margin expanded 560 basis points year over year to a record 26.3%. Cash from operating activities and Free Cash Flow each remained strong at $224.5 million and $147.3 million, respectively. We also invested in future manufacturing and recycling capacity, simplified our business to focus on faster-growing Residential opportunities with the divestiture of the Commercial segment’s Vycom business, refinanced our debt with more favorable terms and returned approximately $243 million to stockholders through share repurchases.

FINANCIAL HIGHLIGHTS
$1.44B (↑5% YoY)	Consolidated Net Sales

$153M (↑146% YoY)	Net Income

$224M	Cash Flow from Operations

$379M (↑34% YoY)	Adjusted EBITDA

$147M	Free Cash Flow

$243M	Returned to Stockholders Via Share Repurchases

[1]
Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures and should not be considered in isolation or as substitutes for any financial measures reported under GAAP. For more information, including reconciliations to their closest comparable GAAP measures, see pages 42-47 of our 2024 Annual Report.

COMPANY HIGHLIGHTS

#1 or #2 “Brand Awareness” and “Brand Most Used”[2]
RECEIVED NUMEROUS AWARDS AND RECOGNITIONS

[2]	Source: Builder Brand Use Study and Remodeling Brand Use Study. Products ranked were TimberTech decking and railing and AZEK trim.
Fiscal Year 2023 Say-on-Pay Results and Stockholder Engagement
Each year, we consider the result of the Say-on-Pay vote cast by our stockholders and maintain a robust stockholder engagement program to properly understand stockholder interests. While we received the support of over 93% of votes cast for our fiscal year 2022 Say-on-Pay vote, our fiscal year 2023 Say-on-Pay vote received approximately 79% of votes cast in favor. Although this outcome reflects support from a substantial majority of our stockholders, we were nonetheless disappointed with the results of our fiscal year 2023 Say- on-Pay vote, and we are committed to understanding and responding to our stockholders’ feedback. In connection with and prior to our 2024 annual meeting of stockholders, we engaged in direct stockholder outreach designed to understand any concerns regarding our executive compensation program. We reached out to virtually all of our top 50 stockholders at that time, which represented over 80% of total shares outstanding. The chair of our compensation committee participated in several of these discussions, allowing the chair the opportunity to discuss directly with stockholders their views about the Company’s direction, financial performance and executive compensation program. Later in fiscal year 2024, after receiving the vote results from our 2024 annual meeting of stockholders, we conducted additional, off-cycle engagement with our stockholders not only to address any concerns regarding our executive compensation program, but also to provide our stockholders with an opportunity to engage on other topics of interest.
2024 Stockholder Engagement - By the Numbers
The below summarizes our fiscal year 2024 stockholder engagement efforts, with percentage information as of September 30, 2024.

94%	Percentage of Top 50 Stockholders whom We Invited to Engage in Connection with 2024 Annual Meeting of Stockholders	100%	Percentage of Top 25 Stockholders whom We Invited to Engage Near Fiscal Year End
~74%	Percentage of Our Common Stock as of September 30, 2024 Owned by Stockholders with whom We Engaged	~267	Investor Interactions in FY2024

2024 Stockholder Engagement - Feedback and Responses
Through these engagement efforts, we elicited stockholder perspectives related to our executive compensation program, including program design elements, and input on specific actions to inform our response to our fiscal year 2023 Say-on-Pay vote. The feedback received during these meetings was then shared and discussed with our compensation committee. The table below describes what we heard from our stockholders and actions taken in response.

What We Heard	How We Have Responded
PSUs, or “pure” performance based awards (versus RSUs and options), should comprise >50% of executive officers’ long-term incentive compensation.
In response to feedback from our stockholders, for fiscal 2025 long-term incentive awards, the compensation committee increased the allocation of PSUs in each executive officer’s long-term incentive award from 50% to 55%, with RSUs still comprising 25% and options comprising 20% (down from 25%).

Remove “outsized” peers from peer group to reduce the potential for misalignment between pay and performance.
Each year, the compensation committee, with the advice of our independent compensation consultant, evaluates whether our peer group remains appropriate for benchmarking purposes. For both fiscal years 2024 and 2025 compensation decisions, we adjusted our peer group to remove companies that were no longer sufficiently comparable in terms of size, financial performance or business fit and to add companies that are. In certain cases, we may choose to include companies that are larger than AZEK as long as they are strong business comparators with significant presence in the outdoor living industry. We also include companies that are smaller than us for the same qualitative reasons. We believe AZEK’s positioning relative to peer median size metrics is balanced. For further discussion of the compensation committee’s peer group selection process and specific companies that were added or removed for purposes of fiscal 2024 and 2025 compensation decisions, see “Compensation Discussion and Analysis—Benchmarking.”

What We Heard	How We Have Responded
Consider introducing a “return on invested capital” metric to better assess and incentivize management in allocating capital to profitable projects and investments.
To align with our strategy of providing a strong return on invested capital and to more closely measure how our entire asset base is performing, for PSUs granted in fiscal years 2024 and 2025, the compensation committee replaced RONTA with Adjusted ROIC. For a discussion of such performance measures, see “—2024 NEO Compensation Details—Long-Term Incentives.”

Reduce influence of duplicative performance measures in short-and long-term incentive compensation to avoid rewarding executives for the same performance.
In order to reduce the duplication between the short- and long-term incentive plans, the compensation committee increased the percentage weighting of Adjusted ROIC for PSUs granted in fiscal years 2024 and 2025 to 20% from 10% for RONTA. The weightings of net sales and Adjusted EBITDA were both adjusted from to 45% to 40%. For a discussion of such performance measures, see “—2024 NEO Compensation Details—Long-Term Incentives.”

Enhance disclosure of individual and FULL- CIRCLE goals under the annual incentive and forward-looking performance goals for our PSUs.
Our compensation committee believes that including individual goals and the achievement of specific strategic priorities, which constitute quantitative and qualitative objectives, within the annual incentive promotes the execution of the company’s strategy in areas that are critical to our success and allows for assessment of each NEO’s individual contributions during the fiscal year.

In response to feedback from investors, we have significantly enhanced our disclosure of the compensation committee’s philosophy, process and evaluation of the individual and FULL-CIRCLE goals in this proxy statement, see “—2024 NEO Compensation Details—Annual Incentives.” The disclosure of forward-looking performance goals under the PSUs can be competitively sensitive; however, our compensation committee intends for such goals to be achievable but rigorous and aligned with our general guidance to investors. We have also continued to provide disclosure of performance under the PSUs after the conclusion of the applicable performance period, providing investors an opportunity to evaluate the rigor of the performance goals at the time of vesting, see “—2024 NEO Compensation Details—Long-Term Incentives.”

Compensation Philosophy
Our executive compensation program is designed by our compensation committee to (i) align executive compensation with our financial and operational performance; (ii) attract, retain and motivate key executives critical to achieving our vision and strategy; and (iii) reward such executives for delivering desired business results and stockholder value, while protecting against excessive risk taking.
Consistent with this philosophy, performance-based compensation represented a significant portion of our NEO’s target total compensation for fiscal 2024. In particular, 100% of the cash incentive awards paid to our NEOs under our annual incentive plan are tied to pre-established financial and/or individual performance goals designed to be aligned with our operational and long-term strategic initiatives. In addition, 50% of the equity awards granted to our NEOs under our 2024 long-term incentive compensation program were PSUs, which vest based on pre-established financial goals and are awarded to incentivize achievement of our financial and performance goals over a multi-year timespan and tie our NEOs’ compensation to those goals and long-term stockholder value. 25% of such awards are granted in the form of stock options, which are awarded to motivate our NEOs by ensuring that they only have value to the extent the market price of our Class A common stock increases. The remaining 25% of such awards are granted in the form of RSUs, which are awarded to promote retention and further tie our NEOs’ compensation to long-term stockholder value. Following engagement with our stockholders described above, for fiscal year 2025, our compensation committee rebalanced our long-term incentive compensation program to provide our NEOs with a mix of 55% PSUs, 25% RSUs and 20% stock options. While our compensation committee believes that the prior mix of PSUs, RSUs and stock options has appropriately motivated our NEOs in furtherance of our success, our compensation committee believes that this rebalancing of PSUs, stock options and RSUs further aligns our NEOs’ compensation with our stockholders’ realization of value.
We assess the market competitiveness of our executive compensation program based on peer group data to deliver a total package consisting of base salary, annual incentive awards, long-term incentive awards, retirement benefits and other perquisites intended to be competitive for the relevant market for executive talent and closely aligned with the interests of our stockholders. The compensation committee may position an executive’s target compensation below or above the median range to balance our overall performance and the individual performance of our executive officers with our pay-for-performance philosophy. In setting target compensation levels, the compensation committee also considers an executive’s experience and skill set, among other factors.
Roles and Responsibilities
Role of the Compensation Committee
Our compensation committee is primarily responsible for establishing and overseeing our general compensation strategy. In addition, the compensation committee oversees our compensation and benefit plans and policies, administers our omnibus equity incentive plan and reviews and approves compensation decisions relating to our executive officers, including our Chief Executive Officer. Our compensation committee has structured our executive compensation program to align with a compensation philosophy that is based on several objectives, including instilling an ownership culture and linking the interests of our executive officers with those of our stockholders and our other stakeholders; paying for performance; rewarding executive officers for achievement of both our annual and longer-term financial and key operating goals; and facilitating the attraction, motivation and retention of highly talented executive leaders. In addition to structuring our overall executive compensation program, our compensation committee routinely reviews, with the assistance of management and our independent compensation consultant, the actual compensation of our executive officers in the context of both our corporate goals and performance and our performance relative to our peers, as well as our peers’ executive compensation levels and programs. Further, our compensation committee reviews and approves annual grants and other incentive compensation awarded to our executive officers and certain other key employees, confirms that proper due diligence, deliberations and reviews of our executive compensation and overall compensation philosophy and strategy are conducted and oversees risks associated with our compensation practices.
While our compensation committee reviews our executive compensation programs throughout the year, decisions with respect to salary increases, annual incentives and long-term incentives, including the metrics and goals used to measure the performance of our executive officers and other employees, are typically made during the first fiscal quarter of each fiscal year. These decisions follow discussions that our compensation committee holds with and without management and our independent compensation consultant. In determining annual and long-term compensation amounts, our compensation committee reviews our performance over the prior year and, more generally, the performance of each individual executive officer. In determining our Chief Executive Officer’s compensation, our compensation committee considers, among other things, our performance relative to our peers, the value of incentive awards granted to Chief Executive Officers of our peers and the value of awards granted to our Chief Executive Officer in prior years. Consideration is also given to compensation elements such as bonuses and perquisites, if any.
Role of Management
Management, and in particular our Chief Executive Officer, consults with our compensation committee with respect to our overall compensation philosophy, our compensation programs and objectives and compensation decisions with respect to individual executives and other employees. Management also presents regularly to the compensation committee with respect to our performance and strategy, both in order to keep the compensation committee apprised of how our performance will impact outstanding incentive awards and to inform the compensation committee with respect to future compensation decision-making. Management also provides the compensation committee with individual evaluations of each executive officer in connection with determining such officer’s achievement of personal objectives and such officer’s target compensation for the following fiscal year.
The compensation committee considers recommendations from our Chief Executive Officer regarding the compensation of our executive officers other than himself. Our Chief Executive Officer makes such recommendations regarding base salary and short-term and long-term compensation for our executive officers based on our results, an executive officer’s individual contribution toward these results, the executive officer’s role and performance of their duties and their achievement of individual goals. Our compensation committee then reviews the recommendations and other data, including various compensation survey data and publicly available data of our peers, and makes decisions as to the target total direct compensation for each executive officer, including our Chief Executive Officer, as well as each individual compensation element. While our Chief Executive Officer typically attends meetings of the compensation committee, the compensation committee meets outside the presence of our Chief Executive Officer when discussing his compensation and when discussing certain other matters.
Role of the Independent Compensation Consultant
Under its charter, our compensation committee has the right to retain or obtain the advice of compensation consultants, independent legal counsel and other advisers. For fiscal year 2024, our compensation committee retained Frederic W. Cook & Co., Inc., or FW Cook, as its independent compensation consultant. FW Cook primarily advised the compensation committee with respect to our compensation philosophy and objectives, our determination of appropriate peers for benchmarking executive compensation levels and practices, market pay levels, our executive compensation risk assessment, the positioning of our director and executive compensation policies within these frameworks, the forms of long-term incentive awards issued to our directors and executive officers, and our compensation- related proxy disclosure. The compensation committee consulted with FW Cook regularly throughout the year, and one or more representatives of FW Cook attended portions of our compensation committee meetings. The compensation committee considered the information presented by its independent compensation consultant, but all decisions regarding the compensation of our executive officers were made independently by the compensation committee. In fiscal year 2024, in compliance with SEC and NYSE rules, the compensation committee assessed the independence of FW Cook and concluded that no conflict of interest exists that would prevent FW Cook from independently advising the compensation committee. FW Cook did not provide any services to us in fiscal year 2024 other than the services provided to the compensation committee.
Benchmarking
Each year, our compensation committee reviews the peer group for compensation benchmarking comparison purposes to ensure that it continues to be an appropriate benchmark to inform executive compensation decisions and to identify any appropriate changes. The compensation committee, in consultation with its independent executive compensation consultant, uses a multi-pronged screening process to develop and evaluate peers for consideration in our peer group. The purpose of the screening process is to determine whether current peers continue to be of reasonable financial size and business comparability and to identify potential peers, giving preference to companies that meet as many objective selection criteria (e.g., size relative to revenue and market capitalization, similarly situated industries, and go-to market strategies) as possible. In certain cases, we may choose to include companies that are larger than AZEK as long as they are strong business comparators with significant presence in the outdoor living industry. We also include companies that are smaller than us for the same qualitative reasons.
Each year, the compensation committee, with the advice of our independent compensation consultant, evaluates whether our peer group remains appropriate for benchmarking purposes. For both fiscal years 2024 and 2025 compensation decisions, we adjusted our peer group to remove companies that were no longer sufficiently comparable in terms of size, financial performance or business fit and to add companies that are. In certain cases, we may choose to include companies that are larger than AZEK as long as they are strong business comparators with significant presence in the outdoor living industry. We also include companies that are smaller than us for the same qualitative reasons. Over 2024 and 2025, we removed five larger companies to address concerns relating to “outsized” peers. We believe AZEK’s positioning relative to peer median size metrics is balanced. For further discussion of the compensation committee’s peer group selection process, see “Compensation Discussion and Analysis—Benchmarking.”
For fiscal year 2024 compensation decisions, in May 2023, the compensation committee, in consultation with FW Cook, reviewed our positioning relative to the fiscal year 2023 compensation peer group and made the determination to remove seven peers and add four new peers. Certain peers, such as A.O. Smith, Pool Corporation, Lennox International and Floor & Decor Holdings were removed to position us closer to the peer median on key metrics. The companies included in our peer group for fiscal year 2024 benchmarking purposes are below. As of the time when fiscal year 2024 compensation decisions were made, our revenue was between the peer 25th percentile and median, while our market capitalization was between the peer median and 75th percentile.

AAON, Inc.	Hayward Holdings, Inc.	Scotts Miracle-Gro Co.
Advanced Drainage Systems	Installed Building Products, Inc.	Simpson Manufacturing Co., Inc.
Armstrong World Industries, Inc.	James Hardie Industries plc	SiteOne Landscape Supply, Inc.
CSW Industrials, Inc.	Masonite International Corporation	Trex Company, Inc.
Fortune Brands Innovations, Inc.	PGT Innovations, Inc.	Yeti Holdings, Inc.
Gibraltar Industries, Inc.	RH

For fiscal year 2025 compensation decisions, in June 2024, the compensation committee, in consultation with its independent executive compensation consultant, reviewed the company’s positioning relative to the fiscal year 2024 compensation peer group. For fiscal year 2025, RH and SiteOne Landscape Supply were removed to further balance our positioning relative to median revenue and market capitalization. Two of our fiscal year 2024 peers, Masonite International Corporation and PGT Innovations, were also removed due to the fact that they were acquired and were no longer available as peers. Fortune Brands and James Hardie were retained in the compensation peer group as strong business comparators with a presence in the outdoor building products industry. The companies included in our peer group for fiscal year 2025 total direct compensation opportunity benchmarking purposes are below. The changes approved for fiscal 2025 compensation decisions maintained the company’s positioning for revenue between the peer 25th percentile and median and market capitalization between the peer median and 75th percentile.

AAON, Inc.	Gibraltar Industries, Inc.	Simpson Manufacturing Co., Inc.
Advanced Drainage Systems	Griffon Corporation	Summit Materials, Inc.
Armstrong World Industries, Inc.	Hayward Holdings, Inc.	Trex Company, Inc.
CSW Industrials, Inc.	Installed Building Products, Inc.	YETI Holdings, Inc.
Eagle Materials Inc.	James Hardie Industries plc	Zurn Elkay Water Solutions Corporation
Fortune Brands Innovations, Inc.	Scotts Miracle- Gro Co.

Each year, the compensation committee reviews an analysis prepared by its independent compensation consultant that assesses the competitive position of each of our executive officers’ compensation relative to benchmark data of the compensation peer group to assist the compensation committee in setting compensation for the upcoming fiscal year. An individual’s compensation may ultimately be positioned above or below market due to a variety of factors, such as specific responsibilities, experience, performance in role, and pay positioning required to attract and retain top talent necessary to execute against the company’s strategic goals.
Elements of Executive Compensation
Our executive compensation program is made up of the following principal components. Detailed narratives of these compensation elements are provided below under “—2024 NEO Compensation Details.”

Base Salary	Base salaries provide a fixed level of compensation for our executive officers and are designed to attract and retain talented executives and to provide a competitive and stable component of income.
Annual Incentive	Our annual incentive provides a competitive incentive opportunity for achieving financial performance and operational and individual objectives over a one-year performance period. Although measured on an annual basis, the performance goals are designed to be aligned with our operational and long-term strategic initiatives.
Long-Term Incentives
Through fiscal year 2024, long-term incentives have been composed 50% of PSUs, 25% of stock options and 25% of RSUs.

•
PSUs vest based on pre-established financial goals and are awarded to incentivize achievement of our financial and performance goals over a multi-year timespan and tie our executive officers’ compensation to those goals and long-term stockholder value.

•
Stock options motivate our executive officers by ensuring that they only have value to the extent the market price of our stock increases.

•
RSUs promote retention and further tie compensation to long-term stockholder value.

2024 NEO Compensation Details
Fiscal Year 2024 Pay-for-Performance Alignment
We believe in paying for performance and that tying a significant portion of our NEOs’ compensation to our long-term financial and growth objectives aligns the interests of our NEOs with the interests of our stockholders. For fiscal year 2024, the following factors highlight our commitment to our pay-for-performance philosophy:
•
Approximately 84% of our CEO’s target compensation and approximately 69% of our other NEOs’ target compensation, on average, was “at risk” in that the ultimate realized value is dependent on the achievement of performance goals or subject to changes in our stock price;

•
Approximately 66% of our CEO’s target compensation and approximately 50% of our other NEOs’ target compensation, on average, was granted in the form of long-term equity incentive compensation, the value of which is linked directly to our share price, further aligning management with the interests of our stockholders; and

•
Approximately 52% of our CEO’s target compensation and approximately 44% of our other NEOs’ target compensation, on average, was contingent upon our achievement of pre-established net sales, Adjusted EBITDA and, in the case of PSUs, return on assets targets.

In each case, target compensation consists of base salary, target annual incentive awards and long-term incentive awards. For more information, see “Compensation Discussion and Analysis—Fiscal Year 2024—Compensation Tables and Narrative Disclosures—Summary Compensation Table.” See also “Proxy Statement Summary—Executive Compensation Highlights and Pay-for-Performance Alignment” for a discussion of our CEO’s realizable compensation for fiscal years 2021-2024.
Base Salary
Base salary is the only fixed component of NEO compensation. Base salaries are designed to be competitive and fairly compensate our executive officers, including our NEOs, for the responsibility level of each respective position. Our compensation committee reviews the salaries of our executive officers annually to determine whether adjustments are appropriate. In determining the base salaries for our executive officers, our compensation committee reviews each individual’s role and responsibilities, previous year’s salary and individual performance, as well as the base salaries of similarly situated executives at comparable companies from peer group and survey data. Annual adjustments are generally effective in January, but our compensation committee may also review the salaries of our executive officers in connection with a promotion or other change in responsibility.
The table below sets forth the 2023 fiscal-year-end base salary, 2024 fiscal-year-end base salary and the percentage increases for each NEO. For fiscal year 2024, Mr. Skelly’s salary was increased from $450,000 to

$550,000 in connection with his promotion to President, Residential and Commercial, resulting in him leading our Commercial segment in addition to our Residential segment and to align with market median for his new role. Mr. Clifford’s salary was also increased for fiscal year 2024 in connection with his promotion to Chief Operations Officer, in addition to his role as Chief Financial Officer. Each of Mr. Singh and Msses. Toole and Walbridge received market- based increases of 3-6%. None of Mr. Singh, Mr. Clifford or Ms. Toole received any increase to base salary for fiscal year 2023.

Named Executive Officer	FY2023 Ending Salary	FY2024 Ending Salary	Percentage Increase
Jesse Singh	$825,000	$860,000	4%
Peter Clifford	$600,000	$650,000	8%
Jonathan Skelly	$450,000	$550,000	22%
Samara Toole	$400,000	$412,000	3%
Morgan Walbridge	$400,000	$424,000	6%

Annual Incentive
Our annual incentive compensation is paid in cash during the first fiscal quarter following the completion of each fiscal year. Annual incentive compensation is designed to motivate and reward achievement of corporate annual performance goals established by our compensation committee as well as performance with respect to annual goals of each individual executive officer. In determining an executive officer’s actual annual incentive compensation payable following a fiscal year, our compensation committee measures the actual outcomes for each performance metric as compared to the pre-established, target goals, adjusting for matters as the compensation committee deems appropriate. The annual incentive compensation paid to each of our NEOs for fiscal year 2024, including the methodology used to calculate such compensation, is described below.
TARGET INCENTIVE OPPORTUNITIES
For our executive officers, 75% of each individual’s target annual incentive award is determined by reference to pre-established corporate financial performance objectives. The remaining 25% is determined based on the NEOs’ performance relative to qualitative and quantitative goals that support the achievement of our strategic priorities. Of this 25%, 60% is based on individual performance goals established at the beginning of the fiscal year and 40% is based on the achievement of goals relating to our FULL-CIRCLE objectives, such as improving employee safety, sustaining top-tier employee engagement and increasing the amount of recycled material we use.
Each year, the compensation committee sets target annual incentive opportunities for our executive officers as a percentage of base salary. The compensation committee reviews target annual incentive opportunities for our executive officers with the committee’s independent compensation consultant and against peer benchmarking data. The committee also reviews each executive’s target annual incentive opportunity in connection with a promotion or other change in responsibility. For fiscal year 2024, following no changes to target annual incentive opportunities for fiscal year 2023, each of Mr. Singh’s and Mr. Skelly’s target annual incentive opportunity was increased by 10% to more closely align target total annual compensation with market median, and, in the case of Mr. Skelly, to reflect his promotion described above. No other NEO received an increase in target annual incentive opportunity. The target opportunity for fiscal year 2024 for each of the NEOs was as follows:

Named Executive Officer	Target Annual Incentive (% of Base Salary)	Target Annual Incentive ($)(1)
Jesse Singh	120%	$1,032,000
Peter Clifford	75%	$487,500
Jonathan Skelly	75%	$412,500
Samara Toole	50%	$206,000
Morgan Walbridge	50%	$212,000

(1)	Target annual incentive amounts for fiscal year 2024 were paid based on base salary in effect as of the last day of the fiscal year.

FINANCIAL PERFORMANCE OBJECTIVES
For fiscal year 2024, the financial performance component of the annual incentive opportunities was determined based on our Adjusted EBITDA and net sales, which accounted for 50% and 25%, respectively, of each NEO’s aggregate annual incentive opportunity. These metrics and their assigned weights were designed to motivate and reward our NEOs for achieving our fiscal year 2024 financial and operational objectives. We view each of these metrics as critical to driving sustainable stockholder value creation and continuing to grow our business.
Each year, the compensation committee sets the performance targets and ranges for our financial performance goals based upon the best available information and makes an informed decision as to where the threshold, target and maximum performance levels should be set. Net sales and Adjusted EBITDA targets for fiscal year 2024 were set at approximately $1.365 billion and $327.5 million, respectively, reflecting the midpoint of external guidance provided at the beginning of the fiscal year and accounting for the Vycom divestiture, which occurred on November 1, 2023. While the fiscal year 2024 absolute target for net sales was lower than fiscal year 2023 actual results that included the Vycom business, after normalizing targets to reflect the impact of the sale of the Vycom business, fiscal year 2024 targets assumed approximately 5.5% year-over-year net sales growth and approximately 17.5% year-over-year Adjusted EBITDA growth. The compensation committee considered such targets appropriately challenging but reasonably achievable expectations for our performance, reflecting an expectation of outperforming a flat to down repair and remodel market by delivering on company specific initiatives.
The compensation committee uses a sliding scale to determine the payout against our financial performance. With respect to our Company-wide financial performance goals, for fiscal year 2024, the minimum threshold for any payment was 88% of target performance for our net sales and Adjusted EBITDA, respectively, performance below which would result in a payout of 0% of the target for that performance factor. Performance at target would result in a payout of 100% the target payment for that factor, and the maximum payout was capped at 175% of the target payment if 119% and 116%, for net sales and Adjusted EBITDA, respectively, or more of the target performance was achieved. Performance falling within the ranges above are interpolated on a straight-line basis.
For fiscal year 2024, we outperformed against the expectations set at the beginning of the year, including delivering a ninth straight year of Residential net sales growth. Despite the broader macroeconomic environment and repair & remodel market remaining uncertain throughout fiscal year 2024, our team’s execution of our strategic growth and continuous improvement initiatives allowed us to achieve record net sales and Adjusted EBITDA, resulting in a payout of approximately 150.1% of target for the financial performance component of our annual incentive awards. The financial performance objectives and actual fiscal year 2024 performance as determined for purposes of the annual incentive awards to each NEO were as follows:

		Performance Targets and Results (Dollar values in millions)(2)			Actual Performance	Payout Factor
Performance Goal	Weighting	Threshold	Target	Maximum
Company Adjusted EBITDA(1)	50%	$288.2	$327.5	$381.9	$379.3	171.2%
Percentage of Target		50%	100%	175%
Company Net Sales	25%	$1,201.2	$1,365	$1,624.4	$1,441.4	108%
Percentage of Target		50%	100%	175%
				Company Performance Factor:		150.1%

(1)
Adjusted EBITDA is a non-GAAP financial measure and should not be considered in isolation or as a substitute for financial measures reported under GAAP. For more information, see pages 42-47 of our 2024 Annual Report.

(2)	If the threshold amount is not achieved for a particular metric, no amount is to be paid for that metric.
INDIVIDUAL PERFORMANCE AND FULL-CIRCLE OBJECTIVES
The compensation committee believes that paying out a portion of the annual incentive plan based on the achievement of individual performance and FULL-CIRCLE objectives promotes strong execution of our strategy, including both our short-term and long-term goals that impact all of our stakeholders.

Payout levels for such portions are based on the following guidelines for aligning performance and compensation. The maximum award that the NEOs can earn for individual performance and FULL-CIRCLE components was 130% of the target incentive attributable to such metrics, which maximum is intended to reward exceptional performance. The following table shows the rating system that our compensation committee uses to assess NEO performance for these objectives and each rating’s corresponding payout percentage.

Rating	Description	Payout
5	Exceptional	130%
4.5	Exceeds Expectations Plus	122.5%
4	Exceeds Expectations	115%
3.5	Meets Expectations Plus	107.5%
3	Meets Expectations	100%
2.5	Meets Expectations Minus	92.5%
2	Improvement Needed	70%
1	Unsatisfactory	0%

Individual Performance Objectives
15% of each NEO’s annual incentive opportunity is determined based on the achievement of individual performance goals established at the beginning of the fiscal year. The committee believes that tying a portion of the annual incentive opportunity to individual performance goals allows for differentiation in the payout results based on our NEOs’ individual contributions to our success during the performance period.
Our compensation committee approves the individual performance goals for our CEO and assesses our CEO’s performance against such goals throughout the year. Our CEO approved and assessed each of the other NEO’s performance against the NEO’s fiscal year 2024 goals, and then his assessments and recommendations of the performance score for each other NEO were presented to the compensation committee. The compensation committee concurred with the CEO’s assessments and recommendations for the individual scores.
The following table summarizes each NEO’s primary individual objectives, performance achievements, and individual score:

Name	Individual Objectives	Individual Performance Highlights	Individual Score
Jesse Singh	• Achieve 2024 financial performance targets, including above-market growth • Execute new product roadmap • Sustain 1-year TSR above Russell 3000 index • Acquire and retain world-class talent; execute development plan for key leaders • Broad deployment of AIMS and other operational improvement initiatives • Drive brand awareness and enhance consumer journey
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Outstanding leadership during a pivotal year
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Delivered above-target FY24 financial performance
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Delivered 1-year TSR above all of Russell 3000 index, fiscal year 2024 peer group and S&P 1500 Building Products Composite Index
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Delivered gains in digital brand traffic, contractor leads and other key brand performance metrics
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Launched a number of successful new products driving material conversion and continued growth
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Launched Company-wide Lean Six Sigma initiatives and trainings
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Launched Executive Development Program
•
Recruited world-class IT talent, including Chief Digital and Technology Officer as well as VP, Digital Experience
3

Name	Individual Objectives	Individual Performance Highlights	Individual Score
Peter Clifford	• Achieve committed business objectives, including 2024 financial and operational performance targets • Execute capital allocation plan through debt reduction and share repurchases to drive shareholder value • Execute business initiatives to increase recycle content of across product collections	• Solid execution in each quarter exceeding guidance and delivering year- over-year increases in net sales and Adjusted EBITDA of 5% and 34%, respectively • Successful executed of capital deployment with the completion of refinancing, reducing outstanding debt by approximately $150 million and new share repurchase authorization • Led the business though 18 months of significant macroeconomic uncertainty and delivered strong results	3
Jonathan Skelly	• Achieve 2024 financial performance targets, including above-market growth • Refresh AZEK’s three-year strategic plan • Continue to drive improvements at recent acquisitions • Drive substantial net sales growth at key accounts and retail • Enhance talent across the Company	• Delivered above-target FY24 financial performance • Updated AZEK’s three-year strategic plan and executed successfully against critical projects • Drove integration and increased net sales contributions from recently acquired subsidiaries, including StruXure and Ultralox • Accelerated initiatives in retail, conversion, and growth in key accounts • Continued to develop a world-class team to enhance short-term and long-term strategy and value creation	4.5
Samara Toole	• Enhance marketing efforts to support contractors, pro channel and retail • Drive increased brand awareness • Improve customer journey • Continue to develop best-in-class marketing organization and improve efficiency	• Added thousands of contractors to AZEK loyalty program • Successfully supported shelf space gains, including through local marketing efforts • Recognized by Fast Company as part of a select group of “Brands that Matter” • Substantially improved digital experience for customers, resulting in double digit increases in contractor leads and sample orders • Began process of implementing use of emerging technologies to drive efficiency	4
Morgan Walbridge	• Successfully execute against the Company’s financial and strategic objectives, including the company’s planned debt refinancing and strategic transactions • Deliver against governance objectives • Manage litigation risk and resolve new and outstanding litigation matters	• Demonstrated exemplary leadership and oversight over the legal department and public company obligations • Effectively supported the Board and management through a number of governance and strategic initiatives • Successfully increased shareholder engagement on governance matters • Successfully executed legal aspects debt refinancing, improving AZEK’s capital structure and providing additional financial flexibility	3.5

FULL-CIRCLE Performance Objectives
The remaining 10% of each NEO’s target annual incentive award is determined based on our executive officer team’s achievement of our FULL-CIRCLE objectives. Our FULL-CIRCLE objectives are comprised of qualitative and quantitative goals that support the achievement of our strategic priorities such as improving employee safety, sustaining top-tier employee engagement and increasing the amount of recycled material we use. The committee believes that paying out a portion of the annual incentive plan based on these additional strategic priorities promotes the execution of our strategy in additional areas that our committee believes are critical to our success and long-term value creation for our stakeholders. Our compensation committee approves our FULL-CIRCLE objectives which apply to each NEO equally and approves performance against such goals at the end of the year. The following table summarizes our fiscal 2024 FULL-CIRCLE objectives, performance achievements and fiscal 2024 score:

FULL-CIRCLE Performance Objectives	2024 FULL-CIRCLE Performance Highlights	2024 FULL-CIRCLE Score
Sustain or improve TRIR performance over prior year	Achieved improved year-over-year TRIR performance	4
Sustain top quartile performance in employee engagement	Exceeded target by achieving 83% employee engagement
Increase year-over-year average recycle content percentage across portfolio	Achieved increased recycle content across product portfolio
Set near-term science based carbon emissions reduction targets	Finalized science-based targets with plan to submit to Science-Based Target Initiative by calendar year-end
Expand employee resource group programming and accessibility	Achieved increased membership and participation
Improve E&S governance scores	Achieved improved E&S governance scores of 3 and 2, respectively, from prior year scores of 5 and 4

FISCAL YEAR 2024 AIP PERFORMANCE
After incorporating the results of the financial and individual performance components, our compensation committee approved the following payouts for fiscal year 2024:

	Target	Individual Rating	FULL-CIRCLE Rating	Individual Earned	Financial Earned	Annual Incentive Earned(1)	Percentage of Target Earned
Jesse Singh	$1,032,000	3	4	$273,480	$1,161,774	$1,435,254	139.1%
Peter Clifford	$487,500	3	4	$129,188	$548,803	$677,991	139.1%
Jon Skelly	$412,500	4.5	4	$123,234	$464,372	$587,606	142.4%
Sam Toole	$206,000	4	4	$59,225	$231,905	$291,130	141.3%
Morgan Walbridge	$212,000	3.5	4	$58,565	$238,659	$297,224	140.2%

(1)	Amounts do not reflect impact of fiscal year 2024 clawback. For additional information regarding clawback, see “2024 NEO Compensation Details—Restatement & Fiscal Year 2024 Clawback”.
Long-Term Incentives
Our compensation committee administers our long-term incentive compensation program and approves grants of equity awards to each of our NEOs in the form of PSUs, stock options and RSUs. PSUs cliff vest, subject to the achievement and certification by the compensation committee of specified performance objectives and continued employment by the NEO, following the third anniversary of the grant date. The stock options and RSUs typically vest, subject to continued service through the applicable vesting date, in equal annual increments over a three-year period. Stock options have exercise prices based on the closing price of our common stock on the grant date.

FISCAL YEAR 2024 LONG-TERM INCENTIVES
For fiscal year 2024 awards, each NEO received PSUs equal to approximately 50% of the total long-term incentive award dollar value and stock options and RSUs each equal to approximately 25% of the total long-term incentive award dollar value. Our compensation committee believes that awarding the largest portion of our NEO’s long-term incentive compensation in the form of PSUs directly aligns our executives’ interests with our financial performance over the long term as the PSUs require achievement of specified financial performance goals. These interests are further aligned as the ultimate value received by our executives for such PSUs, as well as stock options and RSUs, is directly impacted by our stock price.
In determining the target value for equity awards, the compensation committee reviews market practice of comparable companies, historical values used for that executive officer and officers who have performed the same or similar roles and that individual’s performance and expectations for future contributions to our business. The compensation committee also considers the aggregate cost of executive compensation, share usage under our 2020 Plan and potential dilution to our stockholders.
The long-term incentive compensation awarded to each of our NEOs in fiscal year 2024 is set forth below. The values set forth below reflect award values as determined by the compensation committee and may differ slightly from their grant date fair values, typically due to rounding and truncating of shares and stock options. Annual long-term incentive awards for a fiscal year are determined by our compensation committee and awarded during the first fiscal quarter of that fiscal year.

	Stock Options ($)	RSUs ($)	PSUs ($)	Total ($)
Jesse Singh	900,000	900,000	1,800,000	3,600,000
Peter Clifford	350,000	350,000	700,000	1,400,000
Jonathan Skelly	262,500	262,500	525,000	1,050,000
Samara Toole	118,750	118,750	237,500	475,000
Morgan Walbridge	150,000	150,000	300,000	600,000

The PSUs granted in fiscal year 2024 have a performance period from October 1, 2023 to September 30, 2026. Performance is measured with respect to our achievement relative to goals set for three key financial measures. For these PSUs, the three financial measures are net sales (40% weighting), Adjusted EBITDA (40% weighting) and Adjusted Return on Invested Capital, or Adjusted ROIC (20% weighting). Adjusted ROIC is defined as (i) our Adjusted EBITDA less depreciation, after taxes, divided by (ii) the sum of our inventory, accounts receivable and property, plant and equipment, less our accounts payable. For the fiscal year 2024 PSU design, the net sales and Adjusted EBITDA targets for the first year of the performance period were set as a base dollar value, with a growth rate target set for the second and third years. Performance against the targets will be measured for each year. The three-year average of such annual measurements will determine the final payout percentage for each metric. Adjusted ROIC is measured each year with final performance determined based on the average performance for the three-year performance period.
Our compensation committee believes that a significant portion of the equity awards granted to our executive officers should be earned based on the level of our performance pursuant to the financial and operating objectives over a three-year performance period. Tying a significant portion of the annual equity grants to our long-term performance serves to align a greater portion of our NEOs’ total compensation to the achievement of our long-term financial and operating performance objectives over a three-year period and serves as a balance to our annual incentive compensation, which measures our performance over a one-year period. For more information regarding our alignment of our NEO’s compensation to our performance for fiscal year 2024, see “—Fiscal Year 2024 Pay-for-Performance Alignment.”

FISCAL YEAR 2022-2024 PSU PERFORMANCE
The three-year performance period for PSUs granted in November 2021 concluded on September 30, 2024. Performance measures for these PSUs were originally set by the compensation committee in November 2021 and were established as specific three-year performance goals with respect to our cumulative net sales (45% weighting), cumulative Adjusted EBITDA (45% weighting) and average return on net tangible assets, or RONTA (10% weighting). RONTA is defined as our Adjusted EBITDA less depreciation divided by our average total net tangible assets for the vesting period.
Similar to how our compensation committee establishes our targets for our annual incentive opportunity, the compensation committee sets the performance targets and ranges for our PSU financial performance goals based upon the best available information and makes an informed decision as to where the threshold, target and maximum performance levels should be set. For the 2022-2024 PSU design, target performance was established for each of net sales and Adjusted EBITDA based on cumulative three-year performance using a base dollar target for the first year of performance, with a growth rate target set for the second and third years. The minimum threshold for any payment was 90% and 87% of target performance for our net sales and Adjusted EBITDA, respectively, performance below which would result in a payout of 0% of the target for that performance factor. Performance at target would result in a payout of 100% the target payment for that factor, and the maximum payout was capped at 200% of the target payment if 108% and 112%, for net sales and Adjusted EBITDA, respectively, or more of the target performance was achieved. Performance falling within the ranges above are interpolated on a straight-line basis. For the RONTA metric, payout was equal to 100% if the target was met or exceeded, and there was no payout if the target was not met. Final performance for net sales and Adjusted EBITDA was measured on a cumulative basis for the three-year measurement period, while RONTA was measured by taking the average of the three years.
The table below reflects the three-year cumulative targets and the annual performance achievements that supported the establishment of such targets.

(Dollar values in millions)	FY2022	FY2023	FY2024	3-Year Total (or Average RONTA)
Net Sales	$1,373.5	$1,510.9	$1,661.9	$4,546.3
Target increase year-over-year	16.5%	10%	10%
Adjusted EBITDA(1)	$325.0	$367.3	$415.0	$1,107.4
Target increase year-over-year	18.5%	13%	13%
Return on Net Tangible Assets(1)	37.2%	38.1%	39.9%	38.4%

(1)
Adjusted EBITDA and RONTA are non-GAAP financial measures and should not be considered in isolation or as a substitute for financial measures reported under GAAP. For more information regarding Adjusted EBITDA, see pages 42-47 of our 2024 Annual Report.

As reflected in the table above, the compensation committee established aggressive growth targets of 16.5% and 18.5% for net sales and Adjusted EBITDA, respectively, followed by growth targets of 10% and 13%, respectively, for each of the second and third performance years. While net sales and Adjusted EBITDA grew at robust rates of approximately 22.3% and 38.4% cumulatively over the original fiscal year 2021 baseline, we were unable to achieve the 41% and 51%, respectively, of cumulative growth necessary to achieve the net sales and Adjusted EBITDA targets, in substantial part due to significant inflation and other macroeconomic headwinds that primarily impacted fiscal years 2022 and 2023 as well as the impact of the sale of the Company’s Vycom business at the beginning of fiscal year 2024. We were also unable to achieve the RONTA target for the performance period.
In determining final payout amounts for the 2022-2024 PSUs, the compensation committee decided to adjust threshold, target and maximum performance to account for the sale of the Company’s Vycom business, which occurred on November 1, 2023. In determining the amount of the adjustment, the compensation committee reviewed the expected net sales and Adjusted EBITDA contributions from the Vycom business from the time the original targets were established and reduced the targets by such amount. RONTA was not similarly adjusted due to difficulties in isolating the impact of the Vycom divestiture; the RONTA performance measure did not achieve threshold performance for a payout and therefore paid out at 0%.

As shown below, and reflecting the adjustment for the sale of the Vycom business, the 2022-2024 PSUs paid out at 53.8% of target.

Performance Goal	Performance Targets(2) (Dollar values in millions)			Actual Performance	Payout Factor
	Weighting	Threshold	Target(3)			Maximum
Net Sales	45.0%	$4,006.5	$4,451.6	$4,807.8	$4,164.0	67.7%
Percentage of Target		50%	100%	200%
Adjusted EBITDA(1)	45.0%	$947.9	$1,089.5	$1,220.2	$953.4	51.9%
Percentage of Target		50%	100%	200%
Return on Net Tangible Assets(1)	10.0%	N/A	38.4%	N/A	32.5%	0%
				Final Payout Factor:		53.8%

(1)
Adjusted EBITDA and RONTA are non-GAAP financial measures and should not be considered in isolation or as a substitute for financial measures reported under GAAP. For more information regarding Adjusted EBITDA, see pages 42-47 of our 2024 Annual Report.

(2)	If the threshold or target amount, as applicable, is not achieved for a particular metric, no amount is to be paid for that metric.
(3)
Target net sales was reduced by approximately $95 million and target Adjusted EBITDA was reduced by approximately $18 million to account for the sale of the Vycom business which occurred on November 1, 2023.

As a result of the achievement level for these PSUs, Mr. Singh’s award resulted in the vesting of 18,288 shares. However, as a result of the compensation committee’s decision to recover 2,637 shares from Mr. Singh in connection with the Restatement, as described further in “Restatement & Fiscal Year 2024 Clawback,” Mr. Singh ultimately vested in 15,651 net shares. Mr. Clifford’s award resulted in the vesting of 6,532 shares. Mr. Skelly had two awards that vested—one awarded in the ordinary course in November 2021 and one awarded upon Mr. Skelly’s promotion in July 2022—resulting in the aggregate vesting of 3,775 shares. Ms. Walbridge also had two awards that vested—one awarded in the ordinary course in November 2021 and one awarded upon Ms. Walbridge’s promotion in June 2022—resulting in the aggregate vesting of 5,051 shares. Mr. Toole’s award resulted in the vesting of 2,613 shares.
Special One-Time Equity Grants or Payments
There were no special one-time equity grants or payments to our NEOs in fiscal year 2024.
Other Compensation and Benefits
Employee Benefits
The NEOs participate in a variety of insurance plans, including medical and dental welfare benefits on the same basis as our other employees. In lieu of long-term disability benefits provided to other executives, Mr. Singh is entitled, pursuant to his employment agreement, to a long-term disability insurance policy funded by us that provides a monthly benefit of $25,000 in the event of total and permanent disability. We offer enhanced medical screenings and reimbursement for physicals to certain of our employees, including the NEOs. We also offer financial and tax consulting and preparatory services to our executive officers, including our NEOs.
Retirement Benefits
We maintain a tax-qualified defined contribution plan, the AZEK Company 401(k) Plan, or the 401(k) Plan, in which all employees may contribute up to 100% of their salary, subject to Internal Revenue Code limits. During fiscal year 2024, we matched 100% of the first 1% of an employee’s salary contributed to the 401(k) Plan and 50% of the next 6%, for a total matching contribution of 4% on the first 6% of an employee’s salary contributed to the 401(k) Plan. The NEOs are eligible to participate in the 401(k) Plan on the same terms as other participating employees.
Stock Ownership Policy and Hedging/Pledging Restrictions
Our NEOs are subject to our executive officer stock ownership policy as well as restrictions on hedging and pledging shares of our capital stock. For more information, see “Corporate Governance—Stock Ownership Policy” and “Corporate Governance—Hedging and Pledging Policies, Derivatives Trading.”
Clawback Policy
As required by the Dodd-Frank Act and related SEC rules, in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under U.S. securities laws, our compensation committee is required to direct us to recover from any executive officer the amount of erroneously awarded cash or equity incentive-based compensation. In connection with an accounting restatement performed during fiscal year 2024, our compensation committee exercised its discretion to recover certain compensation paid to our CEO and CFO in accordance with our clawback policy in effect for the relevant periods. For more information, see “—Fiscal Year 2024 Clawback.”
Termination and Change-in-Control Benefits
The NEOs are entitled to certain severance and change in control benefits, the terms of which are described below under “Fiscal Year 2024—Compensation Tables and Related Disclosures—Potential Payments and Benefits upon Termination or Change-in-Control.” We provide our NEOs with these severance and change-in-control benefits to assist us in recruiting and retaining talented individuals and to help us ensure the continued focus and dedication of our NEOs, notwithstanding any concern that they may have regarding their continued employment, including prior to or following a change in control transaction.
Beginning with long-term incentive equity awards granted on November 19, 2021, for employees whose combined age and years of service with the Company is 65 with a minimum age of 58 and two years of service, unvested awards, or, in the case of PSUs, a pro rata portion of unvested awards, will remain outstanding and continue to vest upon retirement as though the employee continued to be employed by us on the applicable vesting date, subject to certain conditions. At present, based on age and length of service, Mr. Singh is the only NEO that qualifies for such treatment.
Other Compensation and Benefits
Other compensation for fiscal year 2024 includes items as set forth under “—Fiscal Year 2024—Compensation Tables and Related Disclosures—Summary Compensation Table.”
Tax Considerations
The compensation committee considers tax deductibility and other tax implications when designing our executive compensation program. However, the compensation committee believes that there are certain circumstances where the provision of compensation that is not fully tax deductible, including by reason of Section 162(m) of the Internal Revenue Code, is more consistent with our compensation philosophy and objectives. The compensation committee retains discretion and flexibility to award non-deductible compensation to our NEOs as it deems appropriate and in furtherance of its compensation philosophy and objectives.
Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information
Our compensation committee maintains equity grant practices and procedures, including with respect to the timing of awards of stock options. We grant annual long-term incentive compensation awards, including stock options, during the first fiscal quarter of each year. The awards are granted on the later of the compensation committee’s meeting to approve such awards and December 15 of the applicable year. The compensation committee typically meets in the first two weeks of December, during the open trading window following the filing of our Form 10-K for the prior fiscal year. With respect to off-cycle awards, the grant date is the date of approval if approval occurs on the first day of the month. If approval occurs on any other day of the month, the grant date is the first day of the following month. The compensation committee strictly follows these policies and procedures irrespective of the existence or lack thereof of material nonpublic information. In addition, we do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. In fiscal year 2024, no stock options were granted within four business days prior to, or one business day following, the filing or furnishing of a periodic or current report with the SEC.
Restatement & Fiscal Year 2024 Clawback
During fiscal year 2024, we restated our consolidated financial statements for fiscal years 2023, 2022 and 2021 and for the three months ended December 31, 2023, as well as the condensed consolidated interim financial information for fiscal years 2023 and 2022. In this proxy statement, we refer to this accounting restatement as the “Restatement.” Because compensation affected by the Restatement was all received prior to October 2, 2023 (and therefore prior to the applicability of our current Rule 10D-1 mandatory compensation recovery policy), the Restatement triggered an analysis by the compensation committee whether it wished to exercise its discretion under our legacy discretionary clawback policy to recoup any incentive compensation paid for such periods.
After review, the compensation committee exercised its discretion to recoup $70,224 and 2,637 shares of our common stock from our CEO as well as $16,045 from our CFO. The CFO did not have any PSUs vest for fiscal years covered by the Restatement and therefore no shares were determined to be recovered from the CFO. Such amounts were withheld from our CEO’s and our CFO’s fiscal year 2024 annual incentive awards and the 2022-2024 PSUs that vested in fiscal year 2024, as applicable. Following significant deliberation and consideration, the compensation committee determined that recovery from our CEO and our CFO was in the best interests of the Company and its stockholders, while recovery from our other executive officers was unwarranted.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of the compensation committee is, nor has ever been, an officer or employee of our Company.

Compensation Committee Report
The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the 2024 Annual Report.
Respectfully submitted by the members of the compensation committee of the board of directors:
Gary Hendrickson (Chair)
Vernon J. Nagel
Harmit Singh

Fiscal Year 2024 – Compensation Tables and Related Disclosures
Summary Compensation Table
The following table provides compensation information for fiscal years 2024, 2023, and 2022 for each of our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation(4)	Total ($)
Jesse Singh President and Chief Executive Officer	2024	850,628	—	3,140,196	900,016	1,365,030	83,378	6,339,248
	2023	825,000	—	2,520,018	840,006	1,026,768	75,758	5,287,550
	2022	815,678	—	2,100,061	700,002	710,490	62,527	4,388,758
Peter Clifford SVP, Chief Operations Officer and Chief Financial Officer	2024	650,000	—	1,207,227	350,001	661,946	32,909	2,902,083
	2023	600,000	—	990,011	330,006	499,016	28,992	2,448,025
	2022	600,000	—	750,022	250,014	339,144	371,141	2,310,320
Jonathan Skelly President, Residential and Commercial	2024	550,000	—	878,360	262,501	587,606	29,101	2,307,568
	2023	447,288	—	660,007	220,007	322,420	25,764	1,675,486
	2022	412,109	—	356,324	118,767	154,909	26,103	1,068,212
Samara Toole SVP, Chief Marketing Officer	2024	408,787	—	419,168	118,761	291,130	87,402	1,325,248
	2023	400,000	—	405,012	135,002	219,535	86,415	1,245,964
	2022	396,712	—	700,073	100,012	139,565	78,727	1,415,090
Morgan Walbridge SVP, Chief Legal Officer and Secretary	2024	417,574	—	571,552	150,005	297,224	30,487	1,466,842
	2023	397,288	—	450,034	150,003	220,292	31,524	1,249,141
	2022	367,534	—	400,073	75,009	122,934	30,497	996,048

(1)
The amounts in this column reflect the aggregate grant date fair value of RSUs and PSUs granted during the fiscal year, computed in accordance with FASB ASC 718. The aggregate grant date fair values for PSUs are shown based on the probable outcome of the applicable performance criteria as of the grant date, which was “target” level achievement. Assuming maximum level of achievement, the grant date fair value of the PSUs for fiscal year 2024 for each of Messrs. Singh, Clifford and Skelly would be $3,600,063, $1,400,029 and $1,050,041, respectively, and for each of Mses. Toole and Walbridge would be $475,044 and $600,023, respectively. For a discussion of actual achievement of PSUs granted in fiscal year 2022, see “—2024 NEO Compensation Details—Long-Term Incentives—Fiscal Year 2022-2024 PSU Performance.” Such amounts for fiscal year 2024 also reflect the incremental fair value as of the modification date of the NEO’s fiscal year 2022-2024 PSU awards in connection with the adjustment of such awards to account for the sale of Vycom. Amounts of of $440,130, $157,187, and $90,830 for are reflected for Messrs. Singh, Clifford, and Skelly, respectively, and $62,885 and $121,534 for are reflected for Mses. Toole and Walbridge, respectively. For more information, see “—2024 NEO Compensation Details—Long-Term Incentives—Fiscal Year 2022-2024 PSU Performance.”

(2)
The amounts in this column reflect the aggregate grant date fair value of stock options granted during the fiscal year. The grant date fair value of the stock options was computed in accordance with FASB ASC 718. For a description of the assumptions used to determine the compensation cost of these awards, see Note 13 to our Consolidated Financial Statements for fiscal year 2024 included in our 2024 Annual Report.

(3)
The amounts in this column represent annual incentive cash awards earned under our annual incentive program. See “—2024 NEO Compensation Details—Annual Incentive.” The awards for Messrs. Singh and Clifford represent a reduction of $70,224 and $16,045, respectively, in connection with the Restatement.

(4)
The amounts shown in the “All Other Compensation” column for fiscal year 2024 comprise a monthly cell phone stipend; insurance premiums of $10,940 with respect to a long-term disability policy paid on behalf of Mr. Singh; group term life insurance premiums; matching contributions under the 401(k) Plan of $12,307, $13,600 and $11,904 for Messrs. Singh, Clifford and Skelly, respectively, and $12,805 and $12,457 for Mses. Toole and Walbridge, respectively; HSA employer matching contributions; certain expenses related to Mr.  Singh’s and Ms. Toole’s commutes to our headquarters in Chicago of $32,610 and $54,000, respectively; expenses related to financial and tax counseling services for our executive officers of $15,000 for each NEO; amounts reimbursed for purchases of our products; executive physical costs and certain expenses associated with Mr. Singh’s use of company-chartered aircraft.

2024 Grants of Plan Based Awards
The following table shows information regarding the long-term incentive awards granted to our NEOs in fiscal year 2024.

Name	Award Type	Grant Date	Grant Approval Date	Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards(2)			All other stock awards: Number of shares of stock or units (#)(3)	All other option awards: Number of securities underlying options (#)(4)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)(5)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jesse Singh	Annual incentive plan			567,600	1,032,000	1,689,900
	2024 option awards	12/15/2023	12/11/2023								52,571	38.15	900,016
	2024 PSU awards	12/15/2023	12/11/2023				23,592	47,183	94,366				1,800,031
	2024 RSU awards	12/15/2023	12/11/2023							23,592			900,035
	2022 PSU awards(6)	9/27/2024	9/27/2024										440,130
Peter Clifford	Annual incentive plan			268,125	487,500	798,281
	2024 option awards	12/15/2023	12/11/2023								20,444	38.15	350,001
	2024 PSU awards	12/15/2023	12/11/2023				9,175	18,349	36,698				700,014
	2024 RSU awards	12/15/2023	12/11/2023							9,175			350,026
	2022 PSU awards(6)	9/27/2024	9/27/2024										157,187
Jonathan Skelly	Annual incentive plan			226,875	412,500	675,469
	2024 option awards	12/15/2023	12/11/2023								15,333	38.15	262,501
	2024 PSU awards	12/15/2023	12/11/2023				6,881	13,762	27,524				525,020
	2024 RSU awards	12/15/2023	12/11/2023							6,881			262,510
	2022 PSU awards(6)	9/27/2024	9/27/2024				2,427	4,854	9,223				62,885
	2022 PSU awards(6)	9/27/2024	9/27/2024										27,945
Samara Toole	Annual incentive plan			113,300	206,000	337,325
	2024 option awards	12/15/2023	12/11/2023								6,937	38.15	118,761
	2024 PSU awards	12/15/2023	12/11/2023				3,113	6,226	12,452				237,522
	2024 RSU awards	12/15/2023	12/11/2023							3,113			118,761
	2022 PSU awards(6)	9/27/2024	9/27/2024										62,885
Morgan Walbridge	Annual incentive plan			116,600	212,000	347,150
	2024 option awards	12/15/2023	12/11/2023								8,762	38.15	150,005
	2024 PSU awards	12/15/2023	12/11/2023				3,932	7,864	15,728				300,012
	2024 RSU awards	12/15/2023	12/11/2023							3,932			150,006
	2022 PSU awards(6)	9/27/2024	9/27/2024				1,062	2,124	4,036				27,517
	2022 PSU awards(6)	9/27/2024	9/27/2024										94,017

(1)
The amounts reported in these columns show the threshold, target and maximum award opportunities payable to our NEOs under our annual incentive plan for fiscal year 2024. A discussion of the performance goals utilized for the annual incentive plan for fiscal year 2024 is included under the section entitled “—2024 NEO Compensation Details—Annual Incentive” above. The actual cash awards paid to our NEOs for fiscal year 2024 are set forth in the Summary Compensation Table above under the column entitled “Non-Equity Incentive Plan Compensation.” The amounts shown at threshold assume a 50% payout for net sales, a 50% payout for Adjusted EBITDA, and a 70% payout for individual and FULL-CIRCLE performance. The amounts shown at maximum assume a 175% payout for net sales, a 175% payout for Adjusted EBITDA, and a 130% payout for individual performance. Payouts are interpolated on a straight-line basis between multiple predetermined performance levels with respect to Adjusted EBITDA and net sales, with payouts between certain goals accelerated to further incentivize our executive officers and other employees to achieve particular objectives. See “—2024 NEO Compensation Details—Annual Incentive” for more information.

(2)
The amounts reported show the threshold, target and maximum award opportunities for the PSUs granted to the NEOs in fiscal year 2024 and fiscal year 2022, as applicable. PSUs vest, subject to the holder’s continued employment with us, if, and only to the extent that, specific performance goals are met during the applicable three-year performance period. For PSUs granted in fiscal year 2022, those performance goals are with respect to net sales, Adjusted EBITDA and RONTA. For PSUs granted in fiscal year 2024, those performance goals are with respect to net sales, Adjusted EBITDA and Adjusted ROIC. For additional information regarding such performance goals and their measurement, see “—2024 NEO Compensation Details—Long-Term Incentives.” Threshold assumes minimum attainment for each performance measure. Our compensation committee certifies such level of achievement following such performance period. For additional information with respect to PSUs granted in fiscal year 2022, see footnote 6 below.

(3)
The amounts reported represent the RSUs granted to the NEOs in fiscal year 2024. These RSUs vest in one-third increments on each of the first three anniversaries of the grant date, subject to the holder’s continued employment with us.

(4)
The amounts reported represent the stock options granted to the NEOs in fiscal year 2024. These stock options vest in one-third increments on each of the first three anniversaries of the grant date, subject to the holder’s continued employment with us.

(5)
Reflects the grant date fair value of PSUs, RSUs and stock options computed in accordance with FASB ASC 718. In the case of PSUs, the amounts reported are based upon the assumed achievement of the applicable performance-based vesting conditions at the target level and the closing price of our Class A common stock on the date of grant.

(6)
Represents the incremental fair value as of the modification date of the fiscal year 2022-2024 PSU awards in connection with the adjustment of such awards to account for the sale of Vycom. No additional PSUs were granted as a result of the modification. For more information, see “—2024 NEO Compensation Details—Long-Term Incentives—Fiscal Year 2022-2024 PSU Performance.”

Outstanding Equity Awards at 2024 Fiscal Year-End
The following table shows all outstanding equity awards held by each of the NEOs as of September 30, 2024.

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Jesse Singh	6/16/2020	958,496	—(1)	23.00	6/16/2030	—	—	—	—
	12/4/2020	55,273	—(2)	34.27	12/4/2030	—	—	—	—
	11/19/2021	28,248	14,125(2)	41.21	11/19/2031	21,314(2)	997,495	—	—
	12/12/2022	31,042	62,085(2)	20.18	12/12/2032	27,751(2)	1,298,747	166,502(3)	7,792,294
	12/15/2023	—	52,571(2)	38.15	12/15/2033	23,592(2)	1,104,106	94,366(4)	4,416,329
Peter Clifford	8/2/2021	109,375	—(2)	36.81	8/2/2031	—	—	—	—
	11/19/2021	10,089	5,045(2)	41.21	11/19/2031	8,555(2)	400,374	—	—
	12/12/2022	12,195	24,391(2)	20.18	12/12/2032	10,902(2)	510,214	65,412(3)	3,061,282
	12/15/2023	—	20,444(2)	38.15	12/15/2033	9,175(2)	429,390	36,698(4)	1,717,466
Jonathan Skelly	6/16/2020	164,807	—(1)	23.00	6/16/2030	—	—	—	—
	12/4/2020	7,972	—(2)	34.27	12/4/2030	—	—	—	—
	11/19/2021	4,036	2,018(2)	41.21	11/19/2031	3,422(2)	160,150	—	—
	7/1/2022	1,662	832(2)	17.39	7/1/2032	1,522(2)	71,230	—	—
	12/12/2022	8,130	16,261(2)	20.18	12/12/2032	7,268(2)	340,142	43,608(3)	2,040,854
	12/15/2023	—	15,333(2)	38.15	12/15/2033	6,881(2)	322,031	27,524(4)	1,288,123
Samara Toole	11/01/2021	—	—	—	—	3,571(2)	167,123	—	—
	11/19/2021	4,036	2,018(2)	41.21	11/19/2031	3,422(2)	160,150	—	—
	12/12/2022	4,989	9,978(2)	20.18	12/12/2032	4,460(2)	208,728	26,760(3)	1,252,368
	12/15/2023	—	6,937(2)	38.15	12/15/2033	3,113(2)	145,688	12,452(4)	582,754
Morgan Walbridge	11/19/2021	—	—	—	—	1,852(2)	86,674	—	—
	6/1/2022	5,644	2,822(2)	20.67	6/1/2032	5,117(2)	239,476	—	—
	12/12/2022	5,543	11,087(2)	20.18	12/12/2032	4,956(2)	231,941	29,734(3)	1,391,551
	12/15/2023	—	8,762(2)	38.15	12/15/2033	3,932(2)	184,018	15,728(4)	736,070

(1)	The amount represents options to purchase shares of Class A common stock granted to Messrs. Singh and Skelly in connection with the IPO.
(2)
The amounts represent (i) options to purchase shares of Class A common stock or RSUs, as applicable, granted to the NEO pursuant to our long-term incentive compensation programs, each of which vest in three equal annual installments beginning on the first anniversary of the grant date, subject to the NEO’s continued employment through the applicable vesting date, and (ii) actual achievement for fiscal year 2022-2024 PSUs for which the performance period has finished but which had not yet vested. For Mr. Singh’s fiscal year 2022-2024 PSUs, the amount also reflects a payout reduction in connection with the Restatement. See “—Restatement & Fiscal Year 2024 Clawback” for more information.

(3)
The amounts represent PSUs that will vest, subject to the holder’s continued employment with us, if, and only to the extent that, specific performance goals with respect our net sales, average return on net tangible assets and Adjusted EBITDA are met during the applicable three-year performance period. The three-year performance period for these awards ends September 30, 2025. Our compensation committee certifies such level of achievement following such performance period. The amounts reported in this table for these awards are based on achieving the “maximum” level of performance.

(4)
The amounts represent PSUs that will vest, subject to the holder’s continued employment with us, if, and only to the extent that, specific performance goals with respect our net sales, Adjusted EBITDA and Adjusted ROIC are met during the applicable three-year performance period. The three-year performance period for these awards ends September 30, 2026. Our compensation committee certifies such level of achievement following such performance period. The amounts reported in this table for these awards are based on achieving the “maximum” level of performance.

(5)
The market value of shares or units that have not vested and the market or payout value of earned shares, units or other rights that have not vested were calculated using a price per share of Class A common stock of $46.80, which was the closing price on September 30, 2024, the last trading day of our fiscal year 2024.

2024 Option Exercises and Stock Vested
The following table shows information regarding shares of our Class A common stock that were issued upon exercise of option awards and vesting of RSUs and PSUs during fiscal year 2024 for each of our NEOs and the value realized in connection thereof based on the closing price of our Class A common stock on the exercise or vesting date, as applicable.

	Option Awards		Stock Awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Jesse Singh	—	—	83,575	2,891,167
Peter Clifford	—	—	15,702	602,362
Jonathan Skelly	19,022	345,154	51,049	2,185,831
Samara Toole	—	—	6,610	199,241
Morgan Walbridge	—	—	8,010	302,295

Potential Payments and Benefits upon Termination or Change-in-Control
The following table sets forth the amount of compensation payable to each of our current NEOs upon termination because of death or disability, involuntary termination not-for-cause (or with good reason), involuntary termination for cause, a change in control, a qualifying termination in connection with a change in control, and retirement. The amounts shown assume that such event was effective as of September 30, 2024. The actual amount to be paid can only be determined at the time of such event. Amounts below do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination, including for matters such as accrued salary and vacation pay and distributions of 401(k) Plan balances. There are no single- trigger change-in-control arrangements.

	Cash Payment ($)(1)	Continuation of Medical/ Welfare Benefits ($)	Acceleration and Continuation of Equity Awards ($)(2)	Total Termination Payments/ Benefits ($)
Jesse Singh
Death/Disability	1,365,030	—	6,819,561	8,184,591
Termination by Company Other Than for Cause	4,117,030	49,318	7,262,749	11,429,097
Termination by Officer for Good Reason	4,117,030	49,318	7,262,749	11,429,097
Termination by Company for Cause	—	—	—	—
Change in Control	—	—	—	—
Qualifying Termination in Connection with a Change in Control	4,117,030	49,318	12,548,529	16,714,877
Retirement	—	—	9,777,704	9,777,704
Peter Clifford
Death/Disability	—	—	2,606,501	2,606,501
Termination by Company Other Than for Cause	1,137,500	—	2,779,202	3,916,702
Termination by Officer for Good Reason	1,137,500	—	2,779,202	3,916,702
Termination by Company for Cause	—	—	—	—
Change in Control	—	—	—	—
Qualifying Termination in Connection with a Change in Control	1,137,500	—	4,845,809	5,983,309
Retirement	—	—	—	—

	Cash Payment ($)(1)	Continuation of Medical/ Welfare Benefits ($)	Acceleration and Continuation of Equity Awards ($)(2)	Total Termination Payments/ Benefits ($)
Jonathan Skelly
Death/Disability	—	—	1,704,593	1,704,593
Termination by Company Other Than for Cause	550,000	30,555	1,851,605	2,432,160
Termination by Officer for Good Reason	—	—	—	—
Termination by Company for Cause	—	—	—	—
Change in Control	—	—	—	—
Qualifying Termination in Connection with a Change in Control	550,000	30,555	3,310,734	3,891,289
Retirement	—	—	—	—
Samara Toole
Death/Disability	—	—	1,182,200	1,182,200
Termination by Company Other Than for Cause	412,000	—	1,096,626	1,508,626
Termination by Officer for Good Reason	—	—	—	—
Termination by Company for Cause	—	—	—	—
Change in Control	—	—	—	—
Qualifying Termination in Connection with a Change in Control	412,000	—	1,873,906	2,285,906
Retirement	—	—	—	—
Morgan Walbridge
Death/Disability	—	—	1,377,964	1,377,964
Termination by Company Other Than for Cause	424,000	—	1,406,665	1,830,665
Termination by Officer for Good Reason	—	—	—	—
Termination by Company for Cause	—	—	—	—
Change in Control	—	—	—	—
Qualifying Termination in Connection with a Change in Control	424,000	—	2,453,229	2,877,229
Retirement	—	—	—	—

(1)	Cash payments were calculated in accordance with the applicable NEO’s employment agreement or offer letter as follows:
•
for Mr. Singh, (i) the cash payment in the case of his death or disability is equal to a pro rata portion, based on the number of days in the fiscal year for which Mr. Singh was employed, of the actual annual incentive he is eligible to earn based on the

•
actual performance of the Company for the full year of termination, (ii) the cash payment in the case of his termination by the Company without Cause or by Mr. Singh for Good Reason, with or without a change in control, is equal to the sum of (x) two (2) times his annual base salary, (y) one (1) times his target annual incentive payment for the fiscal year of termination and (z) a pro rata portion, based on the number of days in the fiscal year for which Mr. Singh was employed, of the actual annual incentive he is eligible to earn based on the actual performance of the Company for the full year of termination;

•
for Mr. Clifford, the cash payment in the case of his termination by the Company without Cause or by Mr. Clifford for Good Reason, with or without a change in control, is equal to the sum of (x) one (1) times his annual base salary and (y) a pro rata portion, based on the number of days in the fiscal year for which Mr. Clifford was employed, of his target annual incentive for that fiscal year;

•
for each of Mr. Skelly, Ms. Toole and Ms. Walbridge, the cash payment in the case of his termination by the Company without Cause, with or without a change in control, is equal to one (1) times their annual base salary.

(2)
The amounts reported in this column represent the aggregate value of the RSUs, PSUs and stock options where vesting is accelerated or continued in connection with a qualifying termination of employment based on the closing sales price per share of our common stock on September 30, 2024 of $46.80. The agreements setting forth the terms and conditions of the RSU, PSU and stock option awards granted to each of our NEOs provide for:

•	in the case of RSUs:
•	upon death or disability, a pro rata portion, based on the time elapsed from the beginning of the vesting period for such award through the date of termination, of unvested RSUs will immediately vest,

•
with respect to each NEO other than Ms. Walbridge, upon the NEO’s termination by the Company without Cause or by the NEO for Good Reason, if applicable, and subject to the NEO’s compliance with any applicable restrictive covenants, any unvested RSUs that are scheduled to vest within 12 months of the NEO’s date of termination will remain outstanding and continue to vest on the applicable vesting date as if the NEO had remained employed through such applicable vesting date;

•
with respect to Ms. Walbridge, upon her termination by the Company without Cause, and subject to her compliance with any applicable restrictive covenants, RSUs granted in connection with her promotion in fiscal year 2022 and thereafter and that are scheduled to vest within 12 months of her date of termination would remain outstanding and continue to vest on the applicable vesting date as if she had remained employed through such applicable vesting date;

•
with respect to each NEO other than Ms. Walbridge, upon the NEO’s termination by the Company without Cause or by the NEO for Good Reason, if applicable, in either case on or within 24 months of a change in control, as defined in the 2020 Plan, any unvested RSUs immediately vest as of the date of termination;○with respect to Ms. Walbridge, upon her termination by the Company without Cause on or within 12 months of a change in control, as defined in the 2020 Plan, RSUs immediately vest as of the date of termination, and, upon her termination by the Company without Cause between 12 months and 24 months of a change in control, as defined in the 2020 Plan, RSUs granted in connection with or following her promotion in fiscal year 2022 would immediately vest as of the date of termination; and

•
upon retirement, for NEOs whose combined age and years of service with the Company is at least 65 (with a minimum age of 58 and two years of service), and subject to certain conditions, including a notice requirement that is deemed satisfied for purposes of this table, unvested RSUs that were granted on or after November 19, 2021 will remain outstanding and continue to vest on the applicable vesting date as though the NEO had continued to be employed through that vesting date;

•
in the case of stock options, (i) upon death or disability, a pro rata portion, based on the time elapsed from the beginning of the vesting period for such award through the date of termination, of unvested stock options will immediately vest, (ii) upon the NEO’s termination by the Company without Cause or by the NEO for Good Reason, if applicable, and subject to the NEO’s compliance with any applicable restrictive covenants, any unvested stock options that are scheduled to vest within 12 months of the NEO’s date of termination will remain outstanding and continue to vest on the applicable vesting date as if the NEO had remained employed through such applicable vesting date; (iii) upon the NEO’s termination by the Company without Cause or by the NEO for Good Reason, if applicable, in either case on or within 24 months of a change in control, as defined in the 2020 Plan, any unvested stock options immediately vest as of the date of termination; and (iv) upon retirement, for NEOs whose combined age and years of service with the Company is at least 65 (with a minimum age of 58 and two years of service), and subject to certain conditions, including a notice requirement that is deemed satisfied for purposes of this table, unvested stock options will remain outstanding and continue to vest on the applicable vesting date as though the NEO had continued to be employed through that vesting date and such options shall remain exercisable for ten years from the applicable grant date;

•	in the case of PSUs:
•
upon death or disability, a pro rata portion, based on the time elapsed from the beginning of the vesting period for such award through the date of termination, of such PSUs will remain outstanding and be eligible to vest on the vesting date as if the NEO had remained employed through that date based on actual performance;

•
with respect to each NEO other than Ms. Walbridge, upon the NEO’s termination by the Company without Cause or by the NEO for Good Reason, if applicable, and subject to the NEO’s compliance with any applicable restrictive covenants, a pro rata portion, based on the time elapsed from the beginning of the vesting period for such award through the date of termination, of such PSUs will remain outstanding and be eligible to vest on the vesting date as if the NEO had remained employed through that date based on actual performance;

•
with respect to Ms. Walbridge, upon her termination by the Company without Cause, and subject to her compliance with any applicable restrictive covenants, a pro rata portion, based on the time elapsed from the beginning of the vesting period for such award through the date of termination, of the PSUs granted in connection with or following her promotion in fiscal year 2022 will remain outstanding and be eligible to vest on the vesting date as if she had remained employed through that date based on actual performance;

•
with respect to each NEO other than Ms. Walbridge, upon the NEO’s termination by the Company without Cause or by the NEO for Good Reason, if applicable, in either case on or within 24 months of a change in control, as defined in the 2020 Plan, any unvested PSUs immediately vest as of the date of termination based on target performance;

•
with respect to Ms. Walbridge, upon her termination by the Company without Cause on or within 12 months of a change in control, as defined in the 2020 Plan, any unvested PSUs immediately vest as of the date of termination based on target performance, and, upon her termination by the Company without Cause between 12 months and 24 months of a change in control, as defined in the 2020 Plan, any unvested PSUs granted in connection with or following her promotion in fiscal year 2022 would immediately vest as of the date of termination based on target performance; and

•
upon retirement, for NEOs whose combined age and years of service with the Company is at least 65 (with a minimum age of 58 and two years of service), and subject to certain conditions, including a notice requirement that is deemed satisfied for purposes of this table, a pro rata portion, based on the time elapsed from the beginning of the applicable vesting period through the date of termination, of unvested PSUs will remain outstanding and continue to vest on the applicable vesting date as though the NEO had continued to be employed through that vesting date based on actual performance.

Additional Narrative Disclosures
Employment Agreements
The AZEK Group LLC (f/k/a CPG International LLC), the Company’s wholly owned, direct subsidiary, entered into an employment agreement or offer letter with each of the NEOs in connection with the commencement of their employment.
Restrictive Covenants. In connection with the commencement of their employment, each of the NEOs agreed to confidentiality, non-disparagement, non-competition and non-solicitation of employees and customers covenants. The non-competition and non-solicitation covenants with each of the NEOs continue for two years following the termination of his employment for any reason. The NEOs also agreed to covenants assigning us rights to intellectual property.
Severance Under Employment Agreements. Each employment agreement or offer letter, as applicable, provides for certain severance and termination benefits that are described under “—Potential Payments and Benefits upon Termination or Change-in-Control.” Severance benefits to each of the NEOs are subject to their execution of a release in our favor and compliance with post-employment restrictive covenants.
Executive Severance Plan
In December 2024, we adopted The AZEK Company Inc. Executive Severance Plan, and all NEOs entered into a participation agreement thereunder and have agreed to accept the terms of the Executive Severance Plan in lieu of the severance benefits set forth in their respective employment agreements and offer letters. Under the Executive Severance Plan, each NEO is eligible for severance benefits in the event of a Qualifying Termination, which includes a termination by the Company without Cause (as defined therein) or by the NEO for Good Reason (as defined therein), subject to execution of a release of claims and continued compliance with confidentiality, non-disparagement, non-competition and non-solicitation covenants.
In the event of a Qualifying Termination prior to or more than 24 months following a change in control, such severance benefits include:
•	cash severance equal to 1.0x (or, for the CEO, 2.0x) the sum of the NEO’s base salary and target annual incentive, payable in installments over 12 months (or, for the CEO, 24 months);
•	reimbursement or payment of premiums for group health plan continuation coverage for 12 months (or, for the CEO, 24 months);
•	any unpaid annual incentive for the most recently completed fiscal year, based on actual performance, or the Prior Year Bonus; and
•	a pro-rated annual incentive for the fiscal year in which the Qualifying Termination occurs, based on actual performance, or the Pro-Rata Bonus.
However, in the event of a Qualifying Termination on or within 24 months following a change in control, such severance benefits instead include:
•	cash severance equal to 2.0x (or, for the CEO, 3.0x) the sum of the NEO’s base salary and target annual incentive, payable in a lump sum;
•	reimbursement or payment of premiums for group health plan continuation coverage for 18 months (or, for the CEO, 24 months);
•	the Prior Year Bonus and
•	the Pro-Rata Bonus.
In addition, the Executive Severance Plan provides for payment of the Prior Year Bonus and the Pro-Rata Bonus in the event of the NEO’s death or disability.

2024 CEO PAY RATIO DISCLOSURE
As required by Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of Mr. Singh, our CEO, to the annual total compensation of our median employee.
The values for fiscal year 2024, our last completed fiscal year, are as follows:
•	annual total compensation for our CEO as reported in the Summary Compensation Table of $6,339,248; and
•	annual total compensation for our median employee of $67,369.
Accordingly, the ratio of Mr. Singh’s annual total compensation to our median employee’s total compensation for 2024 was 94:1.
For fiscal year 2024, we have used the same median employee that was identified in our proxy statement covering fiscal year 2022. We believe there have been no significant changes in our employee population or compensation arrangements during fiscal year 2024 that would significantly affect our CEO pay ratio calculation.
The process to identify our median employee involved examining the annualized base pay rate for all individuals (excluding our CEO) who were employed by us in the United States on September 30, 2022, the last day of fiscal year 2022. We included all employees, whether employed on a full-time and part-time basis, and excluded all employees located outside the United States (11 employees in Canada, less than 1% of our employee population). Our employee population as of September 30, 2022 included 2,082 employees. We did not perform adjustments to the compensation paid to part-time employees to calculate what they would have been paid on a full-time basis. From this group, we identified a cohort of 51 employees consisting of the employee with the absolute median compensation value and the 25 employees above and 25 employees below that employee and chose our median employee after considering anomalous characteristics, including, among others, overtime, bonuses and tenure. Our median employee identified through the methodology outlined above, and their earnings for the period of October 1, 2023 to September 30, 2024, were used in the fiscal year 2024 CEO pay ratio calculation.
This information is being provided for compliance purposes and is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median employee and in calculating the pay ratio allow companies to adopt a variety of methodologies, exclusions and assumptions that reflect their employee populations and compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Neither the Compensation Committee nor management of the Company used the CEO pay ratio measure in making compensation decisions.

PAY-VERSUS-PERFORMANCE
As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, or Item 402(v), we are providing the following information regarding the relationship between the executive “Compensation Actually Paid” as defined in Item 402(v) and our financial performance over the applicable time period of the disclosure, calculated in a manner consistent with Item 402(v).
Although we are required to disclose “Compensation Actually Paid”, these amounts do not necessarily reflect compensation that our NEOs actually earned in the fiscal years shown. Instead, “Compensation Actually Paid” reflects a calculation computed in accordance with the pay-versus-performance rules, including adjustments of the values of unvested and vested equity awards based on changes in our stock price and various accounting valuation assumptions. “Compensation Actually Paid” generally fluctuates due to stock price performance.
For a more accurate description of our executive compensation program and the factors used by the Compensation Committee to determine pay for our NEOs, see the “Compensation Discussion and Analysis” section of this Proxy Statement. Accordingly, the following table sets forth the “Compensation Actually Paid” for the Company’s Principal Executive Officer, or PEO, and the average “Compensation Actually Paid” for non-PEO NEOs and the Company’s financial performance metrics for 2024, 2023, 2022, and 2021.
Pay-Versus-Performance Table

					Value of Initial Fixed $100 Investment Based On:
	Summary Compensation Table Total for PEO ($)(1)	Compensation Actually Paid to PEO ($)(2)	Average Summary Compensation Table Total for Other NEOS ($)(3)	Average Compensation Actually Paid to Other NEOS ($)(2)	Total Shareholder Return ($)(4)	Peer Group Total Shareholder Return ($)(5)	Net Income (in millions) ($)	Adjusted EBITDA ($)(6)
2024	6,339,248	13,409,130	2,000,435	3,914,579	134	240	153.4	379.3
2023	5,287,550	9,044,768	1,654,654	2,756,451	85	156	62.4	283.8
2022	4,388,758	533,511	1,447,418	229,717	48	112	67.2	290.4
2021	5,473,246	9,138,365	3,822,005	2,421,126	105	140	88.9	268.5

(1)	Represents total compensation reported for our CEO, Mr. Singh, as set forth in the Total column of the Summary Compensation Table for the applicable year.
(2)
The following table shows the adjustments made to CEO and average Other NEO total compensation in arriving at “Compensation Actually Paid” for the applicable year. For all periods presented, the amounts deducted from the Summary Compensation Table consisted of the grant-date fair value of equity awards granted in the respective year. The amounts added to the Summary Compensation Table totals consisted of the fair value as of the end of the year of equity grants made in that year, the change in fair value of unvested equity awards granted in prior years and the change in fair value of equity awards vested in the year presented. There were no awards that were granted and vested in the same year, awards that failed to meet the applicable vesting period, or dividends or earnings not otherwise included in total compensation.

CEO Summary Compensation Table to “Compensation Actually Paid” Reconciliation:

	Deductions ($)(i)		Additions ($)(ii)			Compensation Actually Paid ($)
	Stock Awards ($)	Option Awards ($)	Year-End Fair Value of Unvested Equity Awards Granted in the Year ($)	Change in Year-End Fair Value of Unvested Equity Awards Granted in PriorYears ($)(iii)	Change in Year-End Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)
2024	3,140,196	900,016	4,559,430	5,418,633	1,132,030	13,409,130
2023	2,520,018	840,006	5,320,594	1,519,427	277,221	9,044,768
2022	2,100,061	700,002	1,072,945	(1,708,083)	(420,046)	533,511
2021	1,950,066	650,010	2,792,426	120,588	3,352,181	9,138,365

Other NEO Summary Compensation Table to “Compensation Actually Paid” Reconciliation:

	Deductions ($)(i)		Additions ($)(ii)			Compensation Actually Paid ($)
	Stock Awards ($)	Option Awards ($)	Year-End Fair Value of Unvested Equity Awards Granted in the Year ($)	Change in Year-End Fair Value of Unvested Equity Awards Granted in Prior Years ($)(iii)	Change in Year-End Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)
2024	769,077	220,317	1,116,130	1,396,576	390,831	3,914,579
2023	626,266	208,755	1,322,254	435,825	178,739	2,756,451
2022	551,623	135,951	316,522	(748,141)	(98,508)	229,717
2021	1,638,905	930,360	804,417	178,283	185,686	2,421,126

(i)	Represents the dollar amounts of the Stock Awards and Option Awards from the Summary Compensation Table for fiscal years 2024, 2023, 2022 and 2021.
(ii)
This column represents the fair value of RSUs, PSUs and stock options at the relevant measurement dates. The fair value of each RSU was calculated by multiplying the applicable number of RSUs by the closing per share price of our Class A common stock on the measurement date. The fair value of each PSU was estimated at each measurement date using: (i) the closing per share price of our Class A common stock on the measurement date, and (ii) an assumption regarding attainment of the performance goals for the performance period, except for PSUs that vested in December 2024, for which actual attainment was used. The fair value of each stock option was calculated in accordance with FASB ASC 718 using the Black-Scholes option pricing model and the key input variables (assumptions) of that model as described in Note 14 to our Consolidated Financial Statements included in our 2024 Annual Report. The valuation assumptions used to calculate fair values were determined in a consistent manner and did not materially differ from those disclosed at the time of grant.

(iii)
Reflects a Restatement-related reduction of 2,637 shares from the shares otherwise issuable to Mr. Singh pursuant to the PSUs granted in fiscal year 2022. The resulting impact is a $123,412 reduction in 2024 Compensation Actually Paid.

(3)
Represents the average total compensation reported for our Other NEOs for the covered years, as presented in this proxy statement and prior years’ proxy statements. Our Other NEOs were: Messrs. Clifford and Skelly and Mses. Toole and Walbridge for fiscal years 2024, 2023 and 2022 and Messrs. Clifford, Kardish, Ochoa, Skelly and Nicoletti for fiscal year 2021. Average total compensation and average “Compensation Actually Paid” for our Other NEOs for fiscal year 2021 was significantly elevated as a result of accounting modifications made in connection with our former Chief Financial Officer, Mr. Ralph Nicoletti’s, retirement and an initial long-term incentive award granted to Mr. Clifford in connection with his commencement of employment with us in the same year. For additional information, see Note 13 to our Consolidated Financial Statements included in the 2023 Annual Report.

(4)	Represents our cumulative total shareholder return, or TSR, for the applicable year, assuming a fixed investment of $100 in our Class A common stock at market close on September 30, 2020.
(5)	Represents cumulative TSR of the S&P Composite 1500 Building Products Index for the applicable year.
(6)
We have identified Adjusted EBITDA as our Company-Selected Measure as the Compensation Committee believes that Adjusted EBITDA performance reflects underlying trends in our business that could otherwise be masked by certain expenses that can vary significantly from period to period and reflects our core operating results and the effectiveness of our business strategy. As such, for the years covered above, Adjusted EBITDA accounted for 50% of each of the NEOs annual incentive award opportunity and 45% of the attainment value for PSUs. Notwithstanding the foregoing, Adjusted EBITDA is one of many important financial performance measures that the Compensation Committee considers when making executive compensation decisions. For more information on Adjusted EBITDA, including reconciliation to its closest comparable GAAP measure, see pages 42-47 of our 2024 Annual Report.

Relationships Between “Compensation Actually Paid” and Specified Financial Performance Measures
Relationship Between “Compensation Actually Paid” and Total Shareholder Return
As shown in the following graph, the “Compensation Actually Paid” to our CEO and our Other NEOs highly correlates with our TSR. Fluctuations in “Compensation Actually Paid” amounts are generally proportional to changes in our share price, including as a result of changes in the fair value of unvested stock options, PSUs and RSUs, the value of each of which is directly connected to our share price. Because a significant portion of our NEO’s total target compensation, 66% and 50% in fiscal year 2024 for our CEO and our Other NEOs, respectively, is linked to stock price performance, in line with our pay-for-performance philosophy, “Compensation Actually Paid” for our NEOs will inherently rise and fall with TSR. Relative to our peers, our TSR reflects the impact of our IPO in June 2020, including the fact that we were a newly public company during the period with a significant portion of our common stock held by the Sponsors, as well as the significant rise in interest rates beginning in 2022 that resulted in housing and residential repair & remodel market uncertainty.

CAP vs. TSR vs. Peer TSR
Compensation Actually Paid In $000's
Total Shareholder Return
$20,000
$15,000
$10,000
$5,000
$0
$250
$200
$150
$100
$50
$0
2020
2021
2022
2023
2024
$100
$100
$140
$9,138
$105
$2,421
$112
$48
$534
$230
$9,045
$85
$156
$2,756
$13,409
$240
$134
$3,915
CEO
Avg. NEOs
TSR
Peer TSR

Relationships Between “Compensation Actually Paid” and Adjusted EBITDA and Net Income
The following charts provide a graphical representation of “Compensation Actually Paid” alongside our net income and Adjusted EBITDA over the periods presented. We believe that long-term stockholder value is driven by growth in net income and Adjusted EBITDA. As reflected in the following charts, however, “Compensation Actually Paid” in any given year does not necessarily correlate with changes in net income and Adjusted EBITDA. For fiscal year 2022, for example, net income declined 24.4% from $88.9 million to $67.2 million, but “Compensation Actually Paid” declined approximately 94%. Similarly, Adjusted EBITDA grew 8.2% from $268.5 million to $290.4 million but “Compensation Actually Paid” declined year over year due to a decline in our stock price over the course of the year. On the other hand, for fiscal year 2023, net income declined 7.1% from $67.2 million to $62.4 million and Adjusted EBITDA declined 2.3% from $290.4 million to $283.8 million, but “Compensation Actually Paid” increased, reflecting the increase in our stock price during fiscal year 2023. Finally, in ﬁscal year 2024, net income increased 145.8% from $62.4 million to $153.4 million, Adjusted EBITDA increased 33.7% from $283.8 million to $379.3 million and “Compensation Actually Paid” increased, as did our stock price. While both net income and Adjusted EBITDA fluctuated over the periods presented, “Compensation Actually Paid” fluctuated much more significantly and in a way more closely correlated with our stock price, reflecting both the volatility in our stock price over the same periods and its relatively large impact on “Compensation Actually Paid.”

CAP vs. Net Income
Compensation Actually Paid In $000's
Net Income in Millions
$20,000
$15,000
$10,000
$5,000
$0
$180.0
$160.0
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
$88.9
$9,138
$2,421
$67.2
$534
$230
$9,045
$62.4
$2,756
$153.4
$13,409
$3,915
2021
2022
2023
2024
CEO
Avg. NEOs
Net Income

CAP vs. CSM (Adjusted EBITDA)
Compensation Actually Paid In $000's
CSM: Adjusted EBITDA in Millions
$20,000
$15,000
$10,000
$5,000
$0
$400.0
$350.0
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
$268.5
$290.4
$283.8
$379.3
$9,138
$2,421
$534
$230
$9,045
$2,756
$13,409
$3,915
2021
2022
2023
2024
CEO
Avg. NEOs
CSM

Table of Financial Performance Measures
Set forth below are the most important financial performance measures that the Compensation Committee considers when making executive compensation decisions, including in order to link compensation actually paid to performance and to align executive performance with stockholder interest. The measures in this table are not listed in order of importance. Return on Net Tangible Assets was used by the compensation committee with respect to PSUs prior to fiscal year 2025 and therefore continues to impact executive compensation. For a discussion of how the compensation committee applies the below measures, see the Compensation Discussion and Analysis beginning on page 46.

Most Important Financial Performance Measures
Net Sales
Adjusted EBITDA
Return on Net Tangible Assets
Adjusted Return on Invested Capital

PROPOSAL NO. 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION
Pursuant to Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our NEOs as set forth in this proxy statement in accordance with the compensation disclosure rules of the SEC. This proposal is also referred to as the “Say on Pay” vote. Our current policy is to hold Say on Pay votes annually. We anticipate that the next advisory vote on executive compensation will occur at our 2026 annual meeting of stockholders.
Our executive compensation program is designed by our compensation committee to (i) align executive compensation with our financial and operational performance; (ii) attract, retain and motivate key executives critical to achieving our vision and strategy; and (iii) reward such executives for delivering desired business results and stockholder value, all while protecting against excessive risk taking. Our Compensation Discussion & Analysis, which begins on page 46 of this proxy statement, describes in detail the components of our executive compensation program.
We believe in paying for performance, both annually and over the long term. Annual NEO incentive compensation is tied to pre-established financial performance measures that the compensation committee believes are challenging but reasonably achievable. As evidence of our pay-for-performance philosophy, for fiscal year 2024, a substantial majority of both our CEO’s target compensation (84%) and our other NEO’s target compensation, on average (69%), was “at risk” in that the ultimate realized value is dependent on the achievement of performance goals or subject to changes in our stock price. We believe that such allocation of our NEOs’ compensation successfully brought significant value to our stockholders in fiscal year 2024. We outperformed against our aggressive targets set at the beginning of the year, including delivering a ninth straight year of Residential net sales growth in a challenging macroeconomic environment. We also delivered record financial results for the year, and our one-year TSR outperformed all three of our fiscal year 2024 compensation peer group, the S&P Composite 1500 Building Products Index and the Russell 3000.
In addition, tying a significant portion of our NEOs’ compensation to our long-term financial and growth objectives aligns the interests of our NEOs with the long-term interests of our stockholders. Our two-year TSR also outperformed all of our peer group, the S&P Composite 1500 Building Products Index and the Russell 3000, reflecting our strong financial results and execution for the period after navigating elevated inflation levels, an uncertain broader macroeconomic repair & remodel market and a channel inventory recalibration that began toward the end of fiscal year 2022 and also impacted fiscal year 2023. Our three-year TSR also outperformed our peer group and performed similarly to the Russell 3000. We believe this performance reflects our successful execution of our strategic growth initiatives over each period.
As a result, we are asking our stockholders to approve the adoption of the following resolution:
“RESOLVED, that the stockholders of The AZEK Company Inc. (the “Company”) approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s Proxy Statement for the 2025 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED.”
This vote is non-binding; however, we highly value the opinions of our stockholders. Accordingly, the Board and the Compensation Committee will consider the outcome of this advisory vote in connection with future executive compensation decisions.
Vote Required; Recommendation of the Board of Directors
We will consider the proposal to be passed if it receives the affirmative vote of the holders of a majority of the voting power of the shares of our common stock entitled to vote on the proposal that are present in person or represented by proxy at the Annual Meeting. Abstentions are considered votes present and entitled to vote on this proposal, and thus, will have the same effect as a vote against this proposal. Broker non-votes are not counted as shares entitled to vote on this proposal, and thus, will have no effect on the outcome of the proposal.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF COMPENSATION PAID TO THE NAMED EXECUTIVE OFFICERS FOR FISCAL YEAR 2024.

INTRODUCTION TO PROPOSALS NO. 4-6
Our board of directors has recommended and is seeking stockholder approval for amendments to our Certificate that would eliminate provisions related to our former private equity sponsors, Ares Management Corporation, or Ares, and Ontario Teachers’ Pension Plan Board, or OTPP. We refer to Ares and OTPP together as the Sponsors. The Sponsors held a significant portion of our common stock following our initial public offering in June 2020, and they completely exited their positions in our common stock in December 2023. Since the Sponsors are no longer stockholders, the provisions addressed by these amendments are described in Proposals No. 4-6 below and set forth in Annex A, B and C (with additions to the Certificate indicated by underlining and deletions to the Certificate indicated by strike-outs).

PROPOSAL		BOARD OF DIRECTORS VOTING RECOMMENDATION
PROPOSAL NO. 4	Approval of amendments to our certificate of incorporation to remove references to the Sponsors and make certain other immaterial changes	FOR
PROPOSAL NO. 5	Approval of an amendment to our certificate of incorporation to remove the Sponsor corporate opportunity waiver provision	FOR
PROPOSAL NO. 6	Approval of an amendment to our certificate of incorporation to remove the Sponsors’ exemption from certain business combination restrictions	FOR

PROPOSAL NO. 4
APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION
TO REMOVE REFERENCES TO OUR FORMER SPONSORS AND MAKE
CERTAIN OTHER IMMATERIAL CHANGES
Our board of directors has determined that it is advisable and in the best interests of the Company and our stockholders to amend our Certificate to remove references to our former Sponsors, as described below. We refer to these proposed amendments as the Sponsor Amendments. We believe adoption of the Sponsor Amendments is in the best interests of our stockholders as eliminating these provisions will avoid potential confusion relating to provisions that are obsolete and no longer applicable. As a result, the board of directors is asking our stockholders to approve and adopt the Sponsor Amendments.
Background of the Sponsor Amendments
Our Certificate currently includes Sponsor-specific provisions and numerous references to the Sponsors in other provisions. Specifically:
•
Articles FOURTH and FIFTH currently authorize the issuance of shares of Class B common stock and detail the terms and rights of Class B common stock. As set forth in our Certificate, Class B common stock is identical to Class A common stock, except that Class B common stock cannot vote for the election, replacement or removal of directors. The Class B common stock was created in connection with our initial public offering to ensure OTPP’s ability to comply with applicable law, which prohibited OTPP, as a Canadian pension fund, from investing monies of the Ontario Teachers’ Pension Plan, directly or indirectly, in securities of a corporation to which are attached more than 30% of the votes that may be cast for the election of directors of the corporation. In order to guarantee this protection and flexibility for OTPP, our Certificate provides that shares of Class A common stock and shares of Class B common stock are freely convertible into each other, provided that the converting stockholder already owns shares of Class B common stock. OTPP was the only Class B stockholder, so OTPP was the only stockholder eligible to own shares of Class B common stock.

In connection with the Sponsors’ exit in December 2023, the remaining shares of Class B common stock were converted into shares of Class A common stock. No shares of Class B common stock are now outstanding, and we do not anticipate issuing any new shares of Class B common stock. Accordingly, no stockholder is, or will in the future be, eligible to convert shares of Class A common stock into shares of Class B common stock. Therefore, all provisions applicable to Class B common stock are obsolete and our board of directors recommends removing them from the Certificate.
•
Article NINTH, Section (b) addresses the rights provided to the Sponsors under the Stockholders Agreement that the Company entered into with the Sponsors in connection with our initial public offering. Following the Sponsors’ exit in December 2023, the Stockholders Agreement is no longer in effect. Therefore, this provision is obsolete, and our board of directors recommends removing it from the Certificate.

•
Article NINTH, Section (b) and Article TENTH, Sections (a) and (b), address certain rights provided only to the Sponsors. Under Article NINTH, Section (b), in compliance with the requirements of the Stockholders Agreement, the Sponsors have the right to fill vacancies on the board resulting from vacancies in the number of Sponsor-designated directors. Article TENTH, Section (a) and Section (b) provide that stockholders may act by written consent and request special meetings of stockholders so long as the Sponsors collectively own at least a majority of our outstanding shares of common stock. The Stockholders Agreement is no longer in effect and the Sponsors no longer own a majority of our common stock. Therefore, these provisions are obsolete, and our board of directors recommends removing them from the Certificate.

Overview of the Sponsor Amendments
This Proposal No. 4 requests that stockholders approve amendments to Articles FOURTH, FIFTH, NINTH and TENTH to eliminate references that are now obsolete given the Sponsors’ exit from our stock, including:
•
Eliminating all references to Class B common stock as no shares of Class B common stock remain outstanding and we do not anticipate issuing any new shares of Class B common stock. As a result of such amendment, the Company will only be authorized to issue Class A common stock.

•
Eliminating all references to the Stockholders Agreement. The Stockholders Agreement is no longer in effect and the Sponsors no longer have any rights or obligations under such agreement. As a result of such amendment, our Certificate will no longer refer to the Stockholders Agreement or the Sponsors’ prior rights thereunder.

•
Eliminating all references to the Sponsors’ rights in Article NINTH, Section (b) and Article TENTH, Sections (a) and (b). As discussed above, under Article NINTH, Section (b), the Sponsors retained the right to fill vacancies related to the number of directors designated by the Sponsors. As a result of the requested amendment, our Certificate will be revised to clarify that only the board of directors may fill vacancies on the board. Under Article TENTH, Section (a) and Section (b), stockholders could take certain actions so long as the Sponsors’ owned a majority of our outstanding shares of common stock. As a result of the requested amendment, our Certificate will be revised to clarify that (i) action required or permitted to be taken by stockholders must be taken at a meeting of stockholders and (ii) only the Chair of the board or a majority of the directors may call a special meeting of stockholders.

The Sponsor Amendments also include certain immaterial amendments to our Certificate, including:
•
Renumbering the Articles of our Certificate using Roman numerals rather than textual form (e.g., “Article I” rather than “FIRST”) and making corresponding changes to references to such Articles throughout the Certificate.

•
Article NINTH, Section (b): Clarifying that, consistent with Delaware law and the provisions of Article NINTH, Section (c), directors who are elected to fill a vacancy resulting from an increase in the number of directors or to fill a newly created directorship will serve until his or her successor has been duly elected and qualified.

•
Article NINTH, Section (b) and Section (c): Deleting outdated references to the phase-in the declassification of our board of directors, as the board of directors is fully declassified as of the 2025 annual meeting of stockholders.

•	Article NINTH, Section (d): Clarifying that the authorized range for the number of directors is set forth in Article NINTH, Section (b).
•	Article NINTH, Section (e): Deleting definitions related to Articles NINTH and TWELFTH related to the Sponsors.
In its review of the Sponsor Amendments, the board of directors considered the events discussed above related to the Sponsors’ exit and the need to avoid potential confusion relating to provisions that are no longer applicable or that discuss specific rights formerly held by the Sponsors. In addition, the board of directors considered that eliminating the obsolete provisions related to the Sponsors would not diminish the existing rights of stockholders.
Based on these considerations and upon the recommendation of the nominating and corporate governance committee, our board of directors adopted resolutions setting forth the Sponsor Amendments, declaring the Sponsor Amendments advisable and in the best interests of the Company and our stockholders, and unanimously resolving to submit the Sponsor Amendments to our stockholders for approval.
This description of the Sponsor Amendments and related provisions of our Certificate is qualified in its entirety by reference to the text of the Sponsor Amendments, which is attached as Annex A to this Proxy Statement.
Additional Information
If our stockholders approve the Sponsor Amendments, they will become effective upon the filing of a certificate of amendment to our Certificate with the Delaware Secretary of State, which we anticipate doing as soon as practicable following stockholder approval of the Sponsor Amendments. In addition, we intend to file a further restated Certificate of Incorporation to integrate the Sponsor Amendments with the other Certificate amendments discussed in this Proxy Statement that are approved by our stockholders into a single document. However, even if our stockholders approve the Sponsor Amendments, our board of directors retains discretion under Delaware law not to implement them. If our board of directors exercises such discretion, we will publicly disclose that fact, and the Certificate will not be amended to reflect the Sponsor Amendments.

If our stockholders do not approve the Sponsor Amendments, the references to the former Sponsors, the Stockholders Agreement and the Class B common stock will remain in our Certificate and the immaterial amendments described above will not be made, and the certificate of amendment will not be filed with the Delaware Secretary of State.
Vote Required; Recommendation of the Board of Directors
Approval of the Sponsor Amendments requires the affirmative vote of the holders of a majority of the voting power of our outstanding Class A common stock, which is our only outstanding class of common stock. Abstentions and broker non-votes, if any, have the same effect as an “against” vote.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE AMENDMENTS TO OUR CERTIFICATE TO REMOVE REFERENCES TO OUR FORMER SPONSORS AND IMPLEMENT CERTAIN IMMATERIAL AMENDMENTS.

PROPOSAL NO. 5
APPROVAL OF AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO REMOVE THE SPONSOR CORPORATE OPPORTUNITY WAIVER PROVISION
Our board of directors has determined that it is advisable and in the best interests of the Company and our stockholders to amend our Certificate to remove the corporate opportunity waiver provision for the Sponsors and their affiliates, as described below. We refer to this amendment to our Certificate as the Removal of Corporate Opportunity Waiver Amendment. We believe the Removal of Corporate Opportunity Waiver Amendment reflects our commitment to good corporate governance and further strengthens the duty of loyalty owed by our directors and officers to the Company under Delaware law. As a result, the board of directors is asking our stockholders to approve and adopt the Removal of Corporate Opportunity Waiver Amendment.
Background of the Removal of Corporate Opportunity Waiver Amendment
Under Delaware law, directors and officers of a corporation owe a fiduciary duty of loyalty, which requires that they always act in the best interests of the corporation and its stockholders. Among the specific duties of loyalty recognized by Delaware law is the corporate opportunity doctrine. This doctrine prohibits an officer or director from diverting a corporate opportunity away from the corporation and utilizing that opportunity for himself or herself. Under Delaware law, several factors are considered to determine if a business opportunity is a corporate opportunity that should have been presented to the corporation, including, but not limited to, whether the corporation has an interest and expectancy in the opportunity and whether the opportunity is in the same line of business as the corporation.
Section 122(17) of the Delaware General Corporation Law expressly permits Delaware corporations to adopt provisions in their certificate of incorporation that waive the application of the corporate opportunity doctrine with respect to one or more of the corporation’s officers, directors or stockholders. In connection with our initial public offering, we adopted Article TWELFTH of our Certificate, which waives the corporate opportunity doctrine for persons affiliated with the Sponsors and their affiliates because the corporate opportunity doctrine could have inhibited the Sponsors from pursuing investments in businesses that compete with us as a result of the Sponsors having had Sponsor-appointed directors on our board.
Overview of the Removal of Corporate Opportunity Waiver Amendment
This Proposal No. 5 requests that stockholders approve an amendment to our Certificate to delete Article TWELFTH in its entirety and, therefore, remove the Company’s waiver of the corporate opportunity doctrine.
The board of directors reviewed the Company’s waiver of the corporate opportunity doctrine in Article TWELFTH and considered that, while the waiver of the corporate opportunity doctrine in Article TWELFTH was determined to be appropriate at the time of our initial public offering, its continued inclusion is no longer in the best interests of the Company or our stockholders now that the Sponsors have completely exited their positions in the Company’s stock. In addition, the board of directors considered that removal of the corporate opportunity waiver in Article TWELFTH will further strengthen the duty of loyalty owed by our directors and officers to the Company and our stockholders under Delaware law.
Based on these considerations and upon the recommendation of the nominating and corporate governance committee, our board of directors adopted resolutions setting forth the Removal of Corporate Opportunity Waiver Amendment, declaring the Removal of Corporate Opportunity Waiver Amendment advisable and in the best interests of the Company and our stockholders, and unanimously resolving to submit the Removal of Corporate Opportunity Waiver Amendment to our stockholders for approval.
This description of the Removal of Corporate Opportunity Waiver Amendment set forth above is qualified in its entirety by reference to the text of the Removal of Corporate Opportunity Waiver Amendment, which is attached as Annex B to this Proxy Statement.
Additional Information
If our stockholders approve the Removal of Corporate Opportunity Waiver Amendment, it will become effective upon the filing of a certificate of amendment to our Certificate with the Delaware Secretary of State, which we anticipate doing as soon as practicable following stockholder approval of the Removal of Corporate Opportunity

Waiver Amendment. In addition, we intend to file a further restated Certificate of Incorporation to integrate the Removal of Corporate Opportunity Waiver Amendment with the other Certificate amendments discussed in this Proxy Statement that are approved by our stockholders into a single document. However, even if our stockholders approve the Removal of Corporate Opportunity Waiver Amendment, our board of directors retains discretion under Delaware law not to implement them. If our board of directors exercises such discretion, we will publicly disclose that fact, and our Certificate will continue to waive corporate opportunities for persons affiliated with the Sponsors.
If our stockholders do not approve the Removal of Corporate Opportunity Waiver Amendment, the certificate of amendment will not be filed with the Delaware Secretary of State, and our Certificate will continue to waive corporate opportunities for persons affiliated with the Sponsors.
Vote Required; Recommendation of the Board of Directors
Approval of the Removal of Corporate Opportunity Waiver Amendment requires the affirmative vote of the holders of a majority of the voting power of our outstanding Class A common stock, which is our only outstanding class of common stock. Abstentions and broker non-votes, if any, have the same effect as an “against” vote.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO REMOVE THE SPONSOR CORPORATE OPPORTUNITY PROVISION.

PROPOSAL NO. 6
APPROVAL OF AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO REMOVE THE SPONSORS’ EXEMPTION FROM CERTAIN BUSINESS COMBINATION RESTRICTIONS
Our board of directors has determined that it is advisable and in the best interests of the Company and our stockholders to amend our Certificate to eliminate certain business combination restrictions contained therein, which were adopted in connection with our 2020 initial public offering given the Sponsors’ position in the Company at the time, and instead subject the Company to the business combination restrictions of Section 203 of the Delaware General Corporation Law, or Section 203. We refer to this amendment to our Certificate as the Removal of Sponsor Business Combination Exemption Amendment. Given that the Sponsors completely exited their positions in the Company’s stock in December 2023, we believe the Removal of Sponsor Business Combination Exemption Amendment will simplify our Certificate by eliminating obsolete provisions related to the Sponsors and will not have a substantive impact on the continued application of the restrictions on business combinations of the type enumerated in Section 203. As a result, the board of directors is asking our stockholders to approve and adopt the Removal of Sponsor Business Combination Exemption Amendment.
Background of the Removal of Sponsor Business Combination Exemption Amendment
Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years from the date a person or entity becomes an interested stockholder. An “interested stockholder” includes a person or entity that owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes: (i) mergers between the corporation and an interested stockholder; (ii) certain sales or dispositions to an interested stockholder of assets with an aggregate market value of 10% or more of either the aggregate market value of all the assets of the corporation (on a consolidated basis) or the aggregate market value of all outstanding stock of the corporation; (iii) certain issuances or transfers of stock to an interested stockholder; (iv) certain transactions involving the corporation that would increase the proportionate ownership of the interested stockholder; and (v) a receipt by the interested stockholder (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by the corporation.
Under Section 203, the three-year moratorium on business combinations does not apply if: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by qualified employee stock plans) in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by the corporation’s board and by the stockholders at an annual or special meeting, and not by consent, by the affirmative vote of 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.
Article THIRTEENTH in our Certificate currently includes a provision opting out of the business combination restrictions set forth in Section 203 and setting forth restrictions substantially similar to the Section 203 restrictions on the Company’s ability to engage in business combinations with an interested stockholder for three years from the date a person or entity becomes an interested stockholder except that, among other things, Article THIRTEENTH (i) excludes the Sponsors and their permitted transferees from the definition of “interested stockholder,” (ii) provides that the restrictions on business combinations apply when our common stock is registered under Section 12(b) or 12(c) of the Exchange Act, rather than when a class of our stock is listed on a national securities exchange or held of record by more than 2,000 stockholders, and (iii) excludes certain exceptions set forth in Section 203 that render restrictions on business combinations inapplicable in certain circumstances. Therefore, under Article THIRTEENTH, the Company and our stockholders, other than the Sponsors and their permitted transferees, are currently subject to business combination restrictions that are substantially similar to those in Section 203.
Under certain circumstances, the business combination restrictions in both Article THIRTEENTH and Section 203 would make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three- year period. As a result, this could encourage companies interested in acquiring the Company to negotiate in advance with the board of directors, because the stockholder approval requirement would be avoided if the board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These restrictions also could have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Overview of the Removal of Sponsor Business Combination Exemption Amendment
This Proposal No. 6 requests that stockholders approve an amendment to our Certificate to delete Article THIRTEENTH in its entirety, which will result in the Company being subject to Section 203.
The board of directors reviewed Article THIRTEENTH and considered the advisability of eliminating the Sponsor-related exceptions to our existing business combination restrictions given that the Sponsors completely exited their positions in the Company’s stock. In addition, the board of directors considered that, because our stockholders are already subject to business combination restrictions under Article  THIRTEENTH, the Removal of Sponsor Business Combination Exemption Amendment would not have the practical effect of subjecting the Company or our stockholders to additional restrictions on business combinations. Instead, the amendment would simply have the effect of eliminating obsolete exemptions for the Sponsors and their permitted transferees and replace the business combination restrictions in our Certificate with those in Section 203.
Based on these considerations and upon the recommendation of the nominating and corporate governance committee, our board of directors adopted resolutions setting forth the Removal of Sponsor Business Combination Exemption Amendment, declaring the Removal of Sponsor Business Combination Exemption Amendment advisable and in the best interests of the Company and our stockholders, and unanimously resolving to submit the Removal of Sponsor Business Combination Exemption Amendment to our stockholders for approval.
This description of the Removal of Sponsor Business Combination Exemption Amendment is qualified in its entirety by reference to the text of the Removal of Sponsor Business Combination Exemption Amendment, which is attached as Annex C to this Proxy Statement.
Additional Information
If our stockholders approve the Removal of Sponsor Business Combination Exemption Amendment, it will become effective upon the filing of a certificate of amendment to our Certificate with the Delaware Secretary of State, which we anticipate doing as soon as practicable following stockholder approval of the Removal of Sponsor Business Combination Exemption Amendment. In addition, we intend to file a further restated Certificate of Incorporation to integrate the Removal of Sponsor Business Combination Exemption Amendment with the other Certificate amendments discussed in this Proxy Statement that are approved by our stockholders into a single document. However, even if our stockholders approve the Removal of Sponsor Business Combination Exemption Amendment, our board of directors retains discretion under Delaware law not to implement them. If our board of directors exercises such discretion, we will publicly disclose that fact, and the Company and our stockholders will remain subject to the restrictions on business combinations set forth in Article THIRTEENTH.
If our stockholders do not approve the Removal of Sponsor Business Combination Exemption Amendment, the Company and our stockholders will remain subject to the restrictions on business combinations currently set forth in the Certificate, and the certificate of amendment will not be filed with the Delaware Secretary of State.
Vote Required; Recommendation of the Board of Directors
Approval of the Removal of Sponsor Business Combination Exemption Amendment requires (i) the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding Class A common stock, which is our only outstanding class of common stock, and (ii) the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding Class A common stock, excluding any shares owned as of the record date for the Annual Meeting by an interested stockholder subject to the restrictions of Article THIRTEENTH. As of the record date for the Annual Meeting, the Company is not aware of any stockholder who may be subject to the restrictions set forth in Article THIRTEENTH. Abstentions and broker non-votes, if any, have the same effect as an “against” vote.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO REMOVE CERTAIN BUSINESS COMBINATION RESTRICTIONS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The following table sets forth the beneficial ownership of our common stock as of December 21, 2024 by the following individuals or groups:
•	each of our directors and director nominees;
•	each of our named executive officers;
•	all of our directors, director nominees and our executive officers and persons chosen to become executive officers as a group; and
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Class A common stock.
The percentage ownership information shown in the table is based upon 143,555,522 shares of Class A common stock and 0 shares of Class B common stock outstanding as of December 21, 2024.
The beneficial ownership information presented below includes, for each beneficial owner, (i) shares of common stock beneficially owned and (ii) shares issuable upon exercise of options to purchase shares of Class A common stock, shares of Class A common stock issuable upon the settlement of DSUs and shares of Class A common stock subject to RSUs, in each case that are vested or will vest within 60 days of December 21, 2024. The beneficial ownership information presented below does not include shares issuable upon the exercise of options to purchase shares of Class A common stock, shares of Class A common stock issuable upon the settlement of DSUs or shares of Class A common stock subject to RSUs, in each case that will vest outside of such 60-day period. Shares subject to options, shares issuable upon the settlement of DSUs and shares subject to RSUs, in each case that are vested or will vest within 60 days of December 21, 2024, are deemed outstanding for purposes of calculating the percentage ownership of the person holding such options, DSUs or RSUs, but they are not deemed outstanding for purposes of calculating the percentage ownership of any other person.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Except as otherwise noted below, the address for persons listed in the table is c/o The AZEK Company, 1330 W Fulton Street, Suite #350, Chicago, IL 60607.

Name of Beneficial Owner	Shares Owned	Percentage of Total Voting Power
Directors and Director Nominees:
Gary Hendrickson(1)	931,436	*
Sallie B. Bailey(2)	108,060	*
Pamela Edwards(3)	2,836	*
Howard Heckes(4)	18,546	*
Vernon J. Nagel(5)	38,538	*
Harmit Singh(6)	3,426	*
Brian Spaly(7)	79,283	*
Fiona Tan(8)	—	*

Name of Beneficial Owner	Shares Owned	Percentage of Total Voting Power
Named Executive Officers:
Jesse Singh(9)	2,748,234	1.9%
Peter Clifford(10)	203,662	*
Jonathan Skelly(11)	382,375	*
Samara Toole(12)	30,042	*
Morgan Walbridge(13)	34,233	*
Directors and current executive officers as a group(14)	4,624,252	3.2%
5% or Greater Stockholders:
Blackrock. Inc.(15)	14,746,336	10.3%
The Vanguard Group(16)	14,376,108	10.0%
Wellington Management Group(17)	14,224,410	9.9%
Capital Group Companies Inc.(18)	9,460,732	6.6%
FMR LLC(19)	7,698,373	5.4%

*	Represents beneficial ownership of less than 1%.
(1)
Includes 564,439 shares subject to options exercisable within 60 days of December 21, 2024, 11,288 shares subject to vested DSUs and 4,932 shares subject to vested but deferred RSUs. Includes 140,892 shares held by Mr. Hendrickson’s spouse, as trustee of The Hendrickson Family Trust, and for which Mr. Hendrickson’s spouse has delegated investment control and management to Mr. Hendrickson.

(2)	Includes 30,260 shares subject to options exercisable within 60 days of December 21, 2024.
(3)	Includes 263 shares subject to vested DSUs.
(4)	Includes 1,982 shares subject to vested but deferred RSUs and 2,500 shares held by Howard C Heckes Trust, dated 10/2/2008, for which Mr. Heckes serves as trustee.
(5)	Includes 8,632 shares subject to vested DSUs and 9,623 shares subject to vested but deferred RSUs.
(6)	Includes 1,453 shares subject to vested DSUs.
(7)	Includes 1,453 shares subject to vested DSUs.
(8)
Ms. Tan’s first grant was on March 4, 2024. She received grants of RSUs and other compensation in accordance with our non-employee director compensation program. For more information, see “Corporate Governance—Non-Employee Director Compensation.”

(9)
Includes 1,135,749 shares subject to options exercisable within 60 days of December 21, 2024. Includes 112,207 shares held by Mr. Singh and Mr. Singh’s spouse as co-trustees of The Linda Singh Revocable Trust, 234,793 shares held by Mr. Singh as trustee of The Linda S.R. Singh Family Trust, 186,705 shares held by Mr. Singh’s spouse as trustee of The Jesse Singh 2016 Irrevocable Trust, 75,000 shares held by Mr. Singh as grantor-trustee of The Jesse Singh 2022 Trust, 100,000 shares held by Mr. Singh as grantor-trustee of The Jesse Singh 2024 Trust, and 9,476 shares held by Mr. Singh and his spouse as co-trustees of The Jesse G. Singh Revocable Trust.

(10)	Includes 155,713 shares subject to options exercisable within 60 days of December 21, 2024.
(11)	Includes 201,866 shares subject to options exercisable within 60 days of December 21, 2024.
(12)	Includes 18,344 shares subject to options exercisable within 60 days of December 21, 2024.
(13)	Includes 19,650 shares subject to options exercisable within 60 days of December 21, 2024.
(14)	Includes 2,144,681 shares subject to options exercisable within 60 days of December 21, 2024, 23,089 shares subject to vested DSUs and 16,537 vested but deferred RSUs.
(15)
Represents shares beneficially owned as of September 30, 2024, based on a Schedule 13G filed with the SEC on October 7, 2024, by Blackrock, Inc. Blackrock, Inc. lists its address as 50 Hudson Yards, New York, NY 10001 and indicates that it has sole investment discretion with respect to all of its shares, sole voting power with respect to 14,124,372 shares and no voting power with respect to 621,964 shares.

(16)
Represents shares beneficially owned as of September 30, 2024, based on a Schedule 13F filed with the SEC on November 13, 2024, by The Vanguard Group. The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355 and indicates that it has sole investment discretion with respect to 14,149,877 shares, shared investment discretion with respect to 226,231 shares, shared voting power with respect to 61,173 shares, and no voting power with respect to 14,314,935 shares.

(17)
Represents shares beneficially owned as of October 31, 2024, based on a Schedule 13G filed with the SEC on November 8, 2024, by Wellington Management Group LLP. In such filing, Wellington Management Group LLP lists its address as c/o Wellington Management Company LLP, 280 Congress St., Boston, MA 02210 and indicates that it has shared investment discretion with respect to all of its shares, shared voting power with respect to 11,079,333 shares and no voting power with respect to 3,145,077 shares.

(18)
Represents shares beneficially owned as of September 30, 2024, based on Schedules 13G and 13F, filed with the SEC on November 12 and November 13, 2024, by affiliates of Capital Group Companies Inc. The address listed in such filings is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071. Capital Group Companies Inc. indicates it has sole investment discretion and sole voting power with respect to all of its shares.

(19)
Represents shares beneficially owned as of September 30, 2024, based on a Schedule 13G filed with the SEC on November 12, 2024, by FMR LLC. FMR LLC lists its address as 245 Summer Street, Boston, Massachusetts 02210 and indicates that it has sole investment discretion with respect to all of its shares, sole voting power with respect to 7,687,865 shares and no voting power with respect to 10,508 shares.

Equity Compensation Plan Information
The following table sets forth information concerning our equity compensation plans as of September 30, 2024:

Plan Category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(2)	Weighted- average exercise price of outstanding options, warrants and rights (b)(3)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	4,995,976	$25.40	5,618,467
Equity compensation plans not approved by stockholders	—	—	—
Total	4,995,976	$25.40	5,618,467

(1)
Equity compensation plans approved by stockholders reflects our 2020 Plan and our 2021 ESPP. For more information regarding the 2020 Plan, see Note 13 to our Consolidated Financial Statements included in our 2021 Annual Report. For more information regarding the 2021 ESPP, see our current report on Form 8-K, filed on March 8, 2022 and the copy of the 2021 ESPP plan document attached thereto.

(2)	Includes 3,728,880 shares issuable upon the exercise of outstanding options and 1,267,096 shares issuable upon the vesting and settlement of outstanding RSUs and PSUs as of September 30, 2024.
(3)	Does not include outstanding RSUs which do not have an exercise price.

RELATED PERSON TRANSACTIONS
We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we have been or will be a participant in which:
•	the amounts involved exceeded or will exceed $120,000; and
•
any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Registration Rights Agreement
In connection with our IPO, we entered into a registration rights agreement, or the Registration Rights Agreement, with the Sponsors and certain members of our management. The Registration Rights Agreement currently provides certain members of our management with customary “piggyback” registration rights. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.
Limitations of Liability; Indemnification of Officers and Directors
Our certificate of incorporation and bylaws provide that we will limit the liability of and indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law, which prohibits our certificate of incorporation from limiting the liability of our directors or officers for the following:
•	any breach of their duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; and
•	any transaction from which the director or officer derived an improper personal benefit.
In addition, an officer may not be exculpated for any action brought by or in the right of the corporation and a director may not be exculpated for improper distributions to stockholders. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors and officers, except in connection with actions brought by or in the right of the corporation, will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s or officer’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s or officer’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our certificate of incorporation and bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.
In addition to the indemnification and advancement of expenses required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. See “Corporate Governance—Director and Officer Indemnification Agreements”
The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification or advancement by any director or officer.

Purchases of Products in the Ordinary Course of Business
Certain of our related persons may, either directly or through their respective affiliates, enter into commercial transactions with us from time to time in the ordinary course of business, primarily for the purchase of merchandise. We believe that none of the transactions with such persons is significant enough to be considered material to such persons or to us.

ADDITIONAL INFORMATION
2024 Annual Report, SEC Filings and Regulation FD
Our financial statements for our fiscal year ended September 30, 2024 are included in our 2024 Form 10-K, which we filed with the SEC on November 20, 2024. This proxy statement and our 2024 Annual Report are posted on our website at www.azekco.com and are available from the SEC at its website at https://www.sec.gov. You may also obtain a copy of our 2024 Annual Report without charge by sending a written request to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. Also, we use our Investor Relations website at investors.azekco.com as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor this website, in addition to following our press releases, SEC filings, public conference calls and webcasts. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and shall not be deemed filed under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act.
Special Note Regarding Forward-Looking Statements
This proxy statement contains forward-looking statements. All statements other than statements of historical facts contained in this proxy statement, including statements regarding future operations are forward-looking statements. In some cases, forward looking statements may be identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if,” or the negative of these terms and similar expressions intended to identify forward-looking statements. In particular, statements about potential new products and product innovation, statements with respect to our ability to meet future goals and targets, including our environmental, social and governance targets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in the proxy statement are forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” set forth in Part I, Item 1A of our 2024 Annual Report and in our other SEC filings. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this proxy statement may not occur and actual results may differ materially and adversely from those anticipated or implied in the forward-looking statements. You should read this proxy statement with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this proxy statement. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

OTHER MATTERS
Our board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy will have discretion to vote the shares of our common stock represented by such proxy in accordance with their own judgment on such matters.
It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

ANNEX A

Sponsor Amendments1
FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is  ~~1,201,000,000~~  1,101,000,000, of which 1,100,000,000 shares of the par value of $0.001 per share shall be designated as Class A Common Stock ~~, 100,000,000 shares of the par value of $0.001 per share shall be designated as Class B~~   (referred to as Common Stock) and 1,000,000 shares of the par value of $0.001 per share shall be designated as Preferred Stock.  ~~The Class A Common Stock and Class B Common Stock are collectively referred to as Common Stock.~~
FIFTH. The following is a statement of the designations, preferences, qualifications, limitations, restrictions and the special or relative rights granted to or imposed upon the shares of  ~~each class of~~   Common Stock.  ~~Except as otherwise provided in this Certificate of Incorporation, all shares of Class A Common Stock and Class B Common Stock shall be identical and shall entitle the holders of the shares to the same rights and privileges.~~   The terms of the Common Stock set forth below shall be subject to the express terms of any series of Preferred Stock then outstanding.
(a) Dividends. Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, or as otherwise provided in this Certificate of Incorporation, holders of Common Stock shall be entitled to receive ratably on a per share basis such dividends (payable in cash, shares of stock of the Corporation, property or assets of the Corporation or otherwise) as may be declared by the board of directors of the Corporation (the “Board of Directors”).  ~~If dividends are declared that are payable in shares of Class A Common Stock or Class B Common Stock, such dividends shall be declared payable at the same rate on each class of Common Stock, with dividends payable in shares of Class A Common Stock payable to holders of Class A Common Stock, and dividends payable in shares of Class B Common Stock payable to holders of Class B Common Stock.~~
 ~~(b)    Conversion~~.
 ~~(i)~~
 ~~(A)    Shares of Class A Common Stock shall be convertible at any time into an equal number of shares of Class B Common Stock at the option of the holder of such shares of Class A Common Stock, but only at such time that such holder is, without giving effect to the applicable conversion in question, the record owner of shares of Class  B Common Stock. Shares of Class B Common Stock shall be convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder of such shares of Class B Common Stock.~~
 ~~(B)    Upon any transfer (excluding the grant of a pledge, lien, charge or grant of a security interest, except as provided in the next succeeding sentence) of shares of Class B Common Stock by Ontario Teachers’ Pension Plan Board (“~~ OTPP   ~~”) to any person other than OTPP, unless OTPP shall otherwise elect with respect to a specific transfer by written notice delivered to the Corporation at its principal office prior to such transfer, such shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock, effective immediately after such transfer to the transferee thereof. OTPP may elect for the automatic transfer provisions of this subsection (B) to apply to: (i) any pledge, lien, charge or grant of a security interest; or (ii) any transfer to a person included in the definition of OTPP as provided for in Article THIRTEENTH(C)   . subsection (C)(xi), in each case by written notice delivered to the Corporation at its principal office prior to such pledge, lien, charge, grant of a security interest or transfer, as applicable.~~
 ~~(ii)    In the case of certificated shares, each conversion of shares pursuant to subsection (b)(i)(A) shall be effected by the surrender of the certificate or certificates representing the shares to be converted at the principal office of the Corporation at any time during normal business hours, and, in the case of both certificated and uncertificated shares, by delivery to the Corporation at its principal office, of a written notice by the holder of such shares stating the number of shares that any such holder desires to so convert. Such conversion shall be deemed to have been effected as of the close of business on the date on which~~
[1]	If the Sponsor Amendments are approved and effected, the Articles of the Certificate will be renumbered using Roman numerals rather than textual form (e.g., “Article I” rather than “FIRST”).

~~such certificate or certificates, if applicable, have been surrendered and such notice has been received by the Corporation, and at such time the rights of any such holder with respect to the converted class of Common Stock shall cease. In the case of any conversion pursuant to subsection (b)(i)(B), such conversion shall be deemed to occur automatically, and without any further action by the holder of the shares of Class B Common Stock effecting such transfer, such transferee or the Corporation, immediately following the transfer of the relevant shares of Class B Common Stock to the transferee thereof.  Simultaneously with the conversion, the person or persons in whose name or names the new shares of Common Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of such new shares.~~
 ~~(iii)    In the case of certificated shares, promptly after such surrender and the receipt by the Corporation of the written notice from such holder, the Corporation shall issue and deliver, in accordance with the surrendering holder’s instructions, the certificate or certificates for the Common Stock issuable upon such conversion and a certificate representing any shares of Common Stock that were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but that were not converted. The issuance of certificates for the Common Stock upon conversion shall be made without charge to the holder or holders of such shares. Notwithstanding the previous sentence, the holder shall pay (or reimburse the Corporation for) any and all documentary, stamp or similar issue or transfer taxes in respect of the conversion or other cost incurred by the Corporation or the holder in connection with such conversion.~~
 ~~(iv)    Notwithstanding anything contained in this Certificate of Incorporation to the contrary, this subsection (b) of this Article FIFTH may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent with this subsection (b) of this Article FIFTH may be adopted, only by the affirmative vote of the holders of at least a majority of the shares of Class B Common Stock then outstanding.~~
 ~~(c)    Transfers   . The Corporation shall not close its books against the transfer of any share of Common Stock, or of any share of Common Stock issued or issuable upon conversion of shares of Common Stock, in any manner that would interfere with the timely conversion of such shares of Common Stock.~~
 ~~(d)    Subdivisions and Combinations of Shares~~  .  ~~If the Corporation in any manner subdivides or combines the outstanding shares of any class of Common Stock, the outstanding shares of the other classes of Common Stock shall be proportionately subdivided or combined.~~
( ~~e~~  b) Distribution of Assets. Upon the occurrence of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of  ~~all classes of~~   Common Stock shall be entitled to receive all of the remaining assets of the Corporation available after payments to creditors and to the holders of any Preferred Stock of the Corporation having prior rights as to distributions upon the liquidation, dissolution or winding up of the affairs of the Corporation that may at the time be outstanding, in proportion to the number of shares held by them.
( ~~f~~  c) Voting Rights.
 ~~(i)    Generally   .~~   The holders of  ~~Class A~~   Common Stock shall have the general right to vote for all purposes, including the election, removal or replacement of directors, as provided by law.  ~~The holders of Class B Common Stock shall have the general right to vote for all purposes except, solely with respect to the shares of Class B Common Stock held by them, the election, removal or replacement of directors. Subject to the foregoing limitation on the voting rights attaching to the Class B Common Stock, each holder of Class A Common Stock and each holder of Class B~~   Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held.  ~~The affirmative vote of the holders of a majority of the Class B Common Stock then outstanding, voting separately as a class, shall be required to make any amendments or alterations to the Certificate of Incorporation that adversely affect the rights and preferences of the Class B Common Stock as compared to the Class A Common Stock.~~   There shall be no cumulative voting.

 ~~(ii)    Class Voting   . Except as required by the DGCL or as set forth in the Certificate of Incorporation, including, but not limited to, the limitation on the voting rights attaching to the Class B Common Stock pursuant to clause (i) of this subsection (f) of this Article FIFTH:~~
 ~~(A)    holders of shares of Class B Common Stock shall be entitled to vote on all matters submitted for a vote or the consent of Class A Common Stock, whether pursuant to law or otherwise;~~
 ~~(B)    holders of shares of Class A Common Stock shall be entitled to vote on all matters submitted for a vote or the consent of Class B Common Stock, whether pursuant to law or otherwise; and~~
 ~~(C)    the Class A Common Stock and the Class B Common Stock shall vote together as a single class, and not separately as multiple classes, at any annual meeting or special meeting of the stockholders of the Corporation, or in connection with any action taken by written consent.~~
 ~~(g)    Merger, etc~~  .  ~~In connection with any merger, consolidation or recapitalization, holders of Class A Common Stock and holders of Class B Common Stock shall receive or be given the opportunity to receive the same form of consideration for their shares in the same amount per share.~~
( ~~h~~  d) No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.
NINTH.
(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
(b) Subject to the rights granted to holders of any one or more series of Preferred Stock then outstanding  ~~or the rights granted pursuant to the Stockholders Agreement, dated on or about the date of this Certificate of Incorporation (as the same may be amended, supplemented, restated or otherwise modified from time to time, the    “   Stockholders Agreement   ”), by and among the Corporation, Ares and OTPP~~  , the Board of Directors shall consist of not less than three nor more than thirteen members. Subject to the Certificate of Incorporation ~~,~~   and the Corporation’s bylaws  ~~and the Stockholders Agreement~~  , the exact number of directors of the corporation shall be fixed from time to time pursuant to resolution or resolutions of the Board of Directors. Subject to: (i) the previous sentence, and (ii) the rights of the holders of any series of stock with respect to such series of stock  ~~and (iii) the rights granted to the Sponsors pursuant to the Stockholders Agreement~~  , except as otherwise required by law and unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors  ~~shall have the same remaining term as that of his or her predecessor,~~   and any director elected to a newly created directorship shall serve for a term expiring at the next succeeding annual meeting  ~~at which the term of the class to which he or she has been elected expires; provided in each case that~~   of stockholders and until his or her successor shall have been duly elected and qualified or until such director’s death, resignation, retirement, disqualification or removal from office (subject to the rights of any class or series of Preferred Stock to elect and remove directors)  ~~each director elected to fill a vacancy or newly created directorship after the 2025 annual meeting of stockholders shall serve for a term expiring at the next succeeding annual meeting of stockholders.~~  .
(c)  ~~The directors of the Corporation shall be and are divided into three classes, with the terms of the class designated as the “third class” of directors in the initial certificate of incorporation of the Corporation expiring at the 2023 annual meeting of stockholders, and the terms of the classes elected at the annual meeting of stockholders held in 2021 and 2022, respectively, expiring at the 2024 and 2025 annual meeting of stockholders, respectively; provided that such division of directors into classes shall terminate at the 2025 annual meeting of stockholders. Notwithstanding the preceding sentence, each~~   Each director elected by the stockholders  ~~after the 2022 annual meeting of stockholders~~   shall serve for a term expiring at the next succeeding annual meeting of stockholders. Directors shall hold office until their successors have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. In no event shall a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of any class or series of Preferred Stock to elect and remove directors ~~: (i) any director serving in a class of directors expiring~~

~~at the 2023, 2024 or 2025 annual meeting of stockholders shall be removable only for cause, and all other directors shall be removable with or without cause, and (ii)~~  , the removal of any director, whether with or without cause, shall require the affirmative vote of the holders of at least two-thirds of the voting power of the shares then outstanding and entitled to vote thereon.
(d) In the event that the holders of any class or series of stock of the Corporation shall be entitled, voting separately as a class, to elect any directors of the Corporation, then the number of directors that may be elected by such holders shall be in addition to the number fixed pursuant to  ~~the bylaws~~   this Certificate of Incorporation. Except as otherwise expressly provided in the terms of such class or series, the terms of the directors elected by such holders shall expire at the annual meeting of stockholders next succeeding their election.
 ~~(e)    Definitions   . Solely for purposes of Articles NINTH and TWELFTH:~~
 ~~(i)    “Affiliate” shall mean: (a) with respect to Ares, any person or entity that, directly or indirectly, is controlled by Ares, controls Ares or is under common control with Ares, and (b) with respect to OTPP, any person or entity that, directly or indirectly, is controlled by OTPP, controls OTPP or is under common control with OTPP. With respect to each of Ares and OTPP, “Affiliate” shall exclude (x) the Corporation and (y) any entity that is controlled by the Corporation (including its direct and indirect subsidiaries). “Affiliate” shall also mean, with respect to the Corporation, any person or entity that, directly or indirectly, is controlled by the Corporation.~~
 ~~(ii)    “Ares” shall mean Ares Corporate Opportunities Fund IV, L.P.~~
 ~~(iii)    “OTPP” shall mean Ontario Teachers’ Pension Plan Board.~~
 ~~(iv)    “Sponsors” shall mean (a) Ares and OTPP, (b) each of their respective Affiliates, and (c) any successor by operation of law (including, without limitation, by merger or otherwise) of each of the foregoing or any such successor.~~
TENTH.
(a)  ~~Prior to such date when the Sponsors cease to collectively own at least a majority of the outstanding shares of Common Stock (such date, the “Trigger Date”), any action required or permitted to be taken by stockholders, including but not limited to the election of directors, may be taken by written consent or consents of the stockholders. Stockholders may only take action by written consent if: (i) such consent or consents are signed by or on behalf of the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted; and (ii) such consent or consents are delivered to the Corporation in accordance with the DGCL.    Following the Trigger Date, subject~~ Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders.
(b)  ~~Prior to the Trigger Date, special meetings of stockholders shall be called by the Secretary of the Corporation at the written request of the holders of a majority of the shares of Common Stock then outstanding. Following the Trigger Date, except~~   Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders may be called only by: (i) the Chair ~~man~~  person of the Board of Directors; or (ii) the Secretary of the Corporation at the direction of a majority of the directors then in office ~~; and (iii) special meetings of stockholders may not be called by any other person or persons.~~

ANNEX B

Removal of Corporate Opportunity Waiver Amendment
TWELFTH. Reserved.
 ~~(a)    Recognition of Corporate Opportunities   . The Corporation recognizes and anticipates that: (i) certain directors, officers, principals, partners, members, managers, employees, agents and/or other representatives of the Sponsors may serve as directors, officers or agents of the Corporation and its Affiliates; and (ii) the Sponsors may now engage and may continue to engage in (x) the same or similar activities or related lines of business as those in which the Corporation and its Affiliates, directly or indirectly, may engage and/or (y) other business activities that overlap with or compete with those in which the Corporation and its Affiliates, directly or indirectly, may engage. The provisions of this Article TWELFTH are set forth to regulate and define the conduct of certain affairs of the Corporation and its Affiliates with respect to certain classes or categories of business opportunities as they may involve the Sponsors and any person or entity who, while a stockholder, director, officer or agent of the Corporation or any of its Affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of any of the Sponsors (each, an    “   Identified Person   ”),    on the one hand, and the powers, rights, duties and liabilities of the Corporation and its Affiliates and its and their respective stockholders, directors, officers, and agents, on the other. To the fullest extent permitted by law (including, without limitation, the DGCL), and notwithstanding any other duty (contractual, fiduciary or otherwise, whether at law or in equity), each Identified Person shall have the right to directly or indirectly, engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Corporation or any of its Affiliates or deemed to be competing with the Corporation or any of its Affiliates. In addition, no Identified Person shall have any duty, whether contractual, fiduciary or otherwise, whether at law or in equity, not to engage in any of the foregoing activities, interests, ventures or opportunities, whether competitive or otherwise. The scope of activities permitted or otherwise authorized by this ARTICLE TWELFTH shall apply without regard to whether the Identified Person pursues such activities, interests, ventures or opportunities on its own account, or in partnership with, or as a direct or indirect equity holder, controlling person, stockholder, director, officer, employee, agent, Affiliate (including any portfolio company), member, financing source, investor, director or indirect manager, general or limited partner or assignee of any other person or entity. Under no circumstances shall any Identified Person have an obligation to offer to the Corporation or its subsidiaries or other Affiliates the right to participate in any of the activities, interests, ventures or opportunities described in this subsection (a). Each Identified Person shall also have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Corporation or its Affiliates or directly or indirectly competes with the Corporation or any of its Affiliates.~~
 ~~(b)    Competitive Opportunities   . In the event that any Identified Person acquires knowledge of a potential transaction or matter which may be an investment, corporate or business opportunity or prospective economic or competitive advantage in which the Corporation or its Affiliates could have an interest or expectancy (contractual, equitable or otherwise) (a~~   “ ~~Competitive Opportunity~~  ”)  ~~or otherwise is then exploiting any Competitive Opportunity, to the fullest extent permitted under the DGCL and notwithstanding any other duty existing at law or in equity, the Corporation and its Affiliates will have no interest in, and no expectation (contractual, equitable or otherwise) that such Competitive Opportunity be offered to it. To the fullest extent permitted by law, any such interest or expectation (contractual, equitable or otherwise) is renounced so that such Identified Person shall:~~
 ~~(i)    have no duty to communicate or present such Competitive Opportunity to the Corporation or its Affiliates;~~
 ~~(ii)    have the right to either hold any such Competitive Opportunity for such Identified Person’s own account and benefit or the account of the former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, financing sources, investors, direct or indirect managers, general or limited partners or assignees of any Identified Person or to direct, recommend, assign or otherwise transfer such Competitive Opportunity to persons or entities other than the Corporation or any of its subsidiaries, Affiliates or direct or indirect equity holders; and~~
 ~~(iii)    notwithstanding any provision in the Certificate of Incorporation to the contrary, not be obligated or liable to the Corporation, any stockholder, director or officer of the Corporation or any other person or~~

~~entity by reason of the fact that such Identified Person, directly or indirectly, took any of the actions noted in the immediately preceding clause (ii), pursued or acquired such Competitive Opportunity for itself or any other person or entity or failed to communicate or present such Competitive Opportunity to the Corporation or its Affiliates.~~
 ~~(c)    Acknowledgement   . Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation or any other interest in the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article TWELFTH.~~
 ~~(d)    Interpretation; Duties   . In the event of a conflict or other inconsistency between this Article TWELFTH and any other Article or provision of the Certificate of Incorporation, this Article TWELFTH shall prevail under all circumstances. Notwithstanding anything to the contrary in this Certificate of Incorporation, under no circumstances shall the provisions of this Article TWELFTH limit or eliminate any duty (contractual, fiduciary or otherwise, whether at law or in equity) owed by any employee of the Corporation or any of its Affiliates to the Corporation, even if such employee is an Identified Person. Further, under no circumstances shall the Corporation be deemed to have renounced any Competitive Opportunity as to any employee of the Corporation or its Affiliates. The Corporation does not renounce its interest in any Competitive Opportunity offered to any non-employee director (including any non-employee director who serves as an officer of the Corporation) if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of subsection (b) of this Article TWELFTH shall not apply to any such Competitive Opportunity.~~
 ~~(e)     Section 122(17) of the DGCL   . For the avoidance of doubt, subject to subsection (d) of this Article TWELFTH, this Article  TWELFTH is intended to constitute, with respect to the Identified Persons, a disclaimer and renunciation, to the fullest extent permitted under Section 122(17) of the DGCL, of any right of the Corporation or any of its Affiliates with respect to the matters set forth in this Article TWELFTH. This Article TWELFTH shall be construed to effect such disclaimer and renunciation to the fullest extent permitted under the DGCL.~~
 ~~(f)    Business Ventures   . The Corporation and its Affiliates do not have any rights in and to the business ventures of any Identified Person, or the income or profits derived from those business ventures. The Corporation agrees that each of the Identified Persons may do business with any potential or actual customer or supplier of the Corporation or may employ or otherwise engage any officer or employee of the Corporation.~~
 ~~(g)    No Competitive Opportunity   . In addition to and notwithstanding the foregoing provisions of this Article TWELFTH, an investment, corporate or business opportunity shall not be deemed to be a Competitive Opportunity for the Corporation if it is an investment, corporate or business opportunity that: (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake; (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation; or (iii) is one in which the Corporation has no interest or reasonable expectancy.~~
 ~~(h)    Amendments   . For so long as either of the Sponsors own any shares of Common Stock, this Article TWELFTH may not be amended, modified or repealed, except with the written consent of each of the Sponsors that owns shares of Common Stock at such time.~~

ANNEX C

Removal of Sponsor Business Combination Exemption Amendment
THIRTEENTH. Reserved.
 ~~(a)    Section 203 of the DGCL   . The Corporation expressly elects not to be governed by Section 203 of the DGCL.~~
 ~~(b)    Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the  “~~Exchange Act”)   ~~, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:~~
 ~~(i)    prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;~~
 ~~(ii)    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers of the Corporation and (b) employee stock plans of the Corporation in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or~~
 ~~(iii)    at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.~~
 ~~(c)    Definitions. For the purposes of this Article THIRTEENTH only, references to:~~
 ~~(i)    “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.~~
 ~~(ii)    “Ares” means Ares Corporate Opportunities Fund IV, L.P. and its affiliates.~~
 ~~(iii)    “Ares Direct Transferee” means any person that acquires (other than in a registered public offering) directly from Ares or any of its affiliates or successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.~~
 ~~(iv)    “Ares Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Ares Direct Transferee or any other Ares Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.~~
 ~~(v)    “ associate”, when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.~~
 ~~(vi)    “business combination”, when used in reference to the Corporation and any interested stockholder of the Corporation, means:~~
 ~~(A)    any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder, and, as a result of such merger or consolidation, this Article THIRTEENTH is not applicable to the surviving entity;~~

 ~~(B)    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;~~
 ~~(C)    any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section  251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation. In no case under items (c)-(e) of the preceding sentence shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);~~
 ~~(D)    any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or~~
 ~~(E)    any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (A)-(D) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.~~
 ~~(vii)    “control”, including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article THIRTEENTH, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.~~
 ~~(viii)    “controlled portfolio company” means any portfolio company that directly, or indirectly through one or more intermediaries, is controlled by or is under common control with: (A) Ares, an Ares Direct Transferee or an Ares Indirect Transferee or (B) OTPP, an OTPP Direct Transferee or an OTPP Indirect Transferee, as applicable.~~
 ~~(ix)    “interested stockholder” means any person (other than the Corporation or any direct or indirect majority- owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person. “Interested stockholder” shall not include (a) Ares, any Ares Direct Transferee, any Ares Indirect Transferee or any of their respective affiliates, controlled~~

~~portfolio companies or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, (b) OTPP, any OTPP Direct Transferee, any OTPP Indirect Transferee or any of their respective affiliates, controlled portfolio companies or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Actor, or (c) any person whose ownership of shares in excess of the 15% limitation set forth in this Certificate of Incorporation is the result of any action taken solely by the Corporation, but such person shall be an interested stockholder if such person then acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.~~
 ~~(x)    “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:~~
 ~~(A)    beneficially owns such stock, directly or indirectly;~~
 ~~(B)    has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, except that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange;~~
 ~~(C)    has the right to vote such stock pursuant to any agreement, arrangement or understanding, except that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or~~
 ~~(D)    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in subsection (C) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.~~
 ~~(xi)    “OTPP” means Ontario Teachers’ Pension Plan Board and its affiliates.~~
 ~~(xii)    “OTPP Direct Transferee” means any person that acquires (other than in a registered public offering) directly from OTPP or any of its affiliates or successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.~~
 ~~(xiii)    “OTPP Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any OTPP Direct Transferee or any other OTPP Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.~~
 ~~(xiv)    “person” means any individual, corporation, partnership, unincorporated association or other entity.~~
 ~~(xv)    “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.~~
 ~~(xvi)    “voting stock” means stock of any class or series entitled to vote generally in the election of directors.~~

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on February 27, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/AZEK2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on February 27, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V60617-P22633

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE AZEK COMPANY INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Gary Hendrickson
02) Jesse Singh
03) Pamela Edwards
04) Howard Heckes
05) Vernon J. Nagel
06) Harmit Singh
07) Brian Spaly
08) Fiona Tan

The Board of Directors recommends you vote FOR the following proposals:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V60618-P22633

THE AZEK COMPANY INC.
Annual Meeting of Shareholders
February 28, 2025 8:00 AM, EST
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Jesse Singh and Morgan Walbridge, and each of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) stock of THE AZEK COMPANY INC. that the shareholder(s)is/are entitled to vote at the Annual Meeting of Shareholders to be held at 8:00 AM, EST on February 28, 2025, virtually at www.virtualshareholdermeeting.com/AZEK2025, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

Annex K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):  May 2, 2025
THE AZEK COMPANY INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39322	90-1017663
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1330 W Fulton Street, Suite 350 Chicago, Illinois (Address of principal executive offices)		60607 (Zip Code)

Registrant’s telephone number, including area code:  (877) 275-2935
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company   ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01. Entry into a Material Definitive Agreement.
On May 4, 2025, The AZEK Company Inc., a Delaware corporation (the “Company”), entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”) which had previously been entered into on March 23, 2025 by and among the Company, James Hardie Industries plc, an Irish public limited company (“JHX”), and Juno Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of JHX (“Merger Sub”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings assigned to them in the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on March 24, 2025.
The Amendment revises the treatment of Company Stock Options in connection with the completion of the Merger to provide that, as of the Effective Time, Company Stock Options held by former employees of the Company or by non-employee members of the Company Board, other than the Company Board Designees (Jesse Singh, Gary Hendrickson and Howard Heckes), will be canceled for the right to receive an amount in cash equal to the value of the Merger Consideration, net of the exercise price and applicable tax withholding. All other Company Stock Options will be assumed by JHX and converted into a number of options to purchase ordinary shares of JHX, on the same terms and conditions as were applicable to such Company Stock Options.
Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains in full force and effect as originally executed on March 23, 2025.
The foregoing description of the Amendment in this Current Report on Form 8-K is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1 and incorporated by reference herein.
Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On May 2, 2025, pursuant to the Merger Agreement, the Compensation Committee of the Board approved cash retention awards in the amount of $400,000 to each of Ryan Lada, Jonathan Skelly, Samara Toole and Morgan Walbridge. The retention awards vest in equal installments upon the Closing and upon the six-month anniversary of the Closing, subject to employment through the applicable vesting date, or upon a termination of the recipient’s employment by JHX and its affiliates (including the Company) without cause or by the recipient for good reason following the Closing but prior to the six-month anniversary of the Closing, subject to the recipient’s execution of a release of claims in favor of JHX and its affiliates (including the Company). The foregoing summary of the cash retention awards is not complete and is qualified in its entirety by reference to the full and complete terms of the awards, the form of which is attached to this Current Report on Form 8-K as Exhibit 10.1.
Item 9.01.  Financial Statements and Exhibits.
(d)  Exhibits.

Exhibit Number	Exhibit
Exhibit 2.1	Amendment No. 1, dated as of May 4, 2025, to the Agreement and Plan of Merger, dated as of March 23, 2025, by and among James Hardie Industries plc, Juno Merger Sub Inc. and The AZEK Company Inc.
Exhibit 10.1	Form of Retention Bonus Agreement
Exhibit 104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document

Cautionary Disclosure Regarding Forward-Looking Statements
Statements in this report, including statements regarding the proposed acquisition of the Company by JHX, that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and the Company (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.
Forward-looking statements of JHX and the Company, respectively, are based on the current expectations, estimates and assumptions of JHX and the Company, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or the Company. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by the Company’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and the Company to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or the Company’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and the Company’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and the Company; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.
These factors are not necessarily all of the factors that could cause JHX’s, the Company’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, the Company’s or the combined company’s results.
The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, the Company or the combined company, or persons acting on JHX’s or the

Company’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this report speak only as of the date of this report and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor the Company assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or the Company updates one or more forward-looking statements, no inference should be drawn that JHX or the Company will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, the Company and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.
Important Information and Where to Find It
In connection with the proposed transaction between JHX and the Company, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of the Company that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to the Company’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or the Company through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by the Company will be available from the Company free of charge on the Company’s website at investors.azekco.com or upon request submitted to the Company by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607.  The information included on, or accessible through, JHX’s or the Company’s website is not incorporated by reference into this communication.
Participants in the Solicitation
JHX and certain of its directors, executive officers and other employees, and the Company and its directors and certain of the Company’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6-K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6-K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6-K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6-K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6-K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6-K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about the Company’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in the Company’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in the Company’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by the Company’s directors and executive officers; and in other documents subsequently filed or furnished by the Company with the SEC. Additional information regarding ownership of the Company’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.
No Offer or Solicitation
This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AZEK COMPANY INC.

Date: May 5, 2025	By:	/s/ Morgan Walbridge
	Name:	Morgan Walbridge
	Title:	Senior Vice President, Chief Legal Officer & Secretary

Exhibit 2.1
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
This Amendment No. 1, dated as of May 4, 2025 (this “Amendment”), to the Agreement and Plan of Merger (the “Agreement”), dated as of March 23, 2025, is by and among The AZEK Company Inc., a Delaware corporation (the “Company”), James Hardie Industries plc, an Irish public limited company (“Parent”), and Juno Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).
WHEREAS, the Company, Parent and Merger Sub have previously entered into the Agreement pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent; and
WHEREAS, the Company, Parent and Merger Sub desire to amend the Agreement in accordance with Section 7.4 of the Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Amendment, and other good and valuable consideration, the adequacy and receipt of which hereby are acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:
Section 1.1  All capitalized terms used herein shall have the meanings set forth in the Agreement, unless the context indicates otherwise.
Section 1.2  Section 2.3(c)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:
“(i) As of the Effective Time, each compensatory option to purchase Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and (A) that was granted to a holder who, as of immediately prior to the Effective Time, is no longer an employee of the Company or its Subsidiaries or (B) that was granted to a non-employee member of the Company Board, other than a Company Board Designee (each, a “Settled Stock Option”), shall be canceled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration Value in respect of each Net Option Share subject to such Company Stock Option immediately prior to the Effective Time (the “Settled Stock Option Consideration”). For purposes of this Agreement, “Net Option Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (A) the product obtained by multiplying (i) the excess, if any, of the value of the Merger Consideration Value over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the Merger Consideration Value. For purposes of the preceding sentence, “Merger Consideration Value” means an amount in cash equal to (I) the Cash Consideration plus (II) the product obtained by multiplying (x) the Exchange Ratio by (y) the Parent Share Price.”
Section 1.3 This Amendment and the Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 1.4  This Amendment, and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 1.5  This Amendment may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Amendment by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Amendment.
Section 1.6  Except as otherwise expressly provided herein, the Agreement shall remain unchanged and in full force and effect.
Section 1.7  From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed to be a reference to the Agreement as amended by this Amendment.
Section 1.8  Article VIII of the Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

JAMES HARDIE INDUSTRIES PLC

By:	/s/ Aaron Erter
Name: Aaron Erter
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

JUNO MERGER SUB INC.

By:	/s/ Aaron Erter
Name: Aaron Erter
Title: President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

THE AZEK COMPANY INC.

By:	/s/ Jesse Singh
Name: Jesse Singh
Title: Chief Executive Officer, President and Director

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Exhibit 10.1
RETENTION BONUS AGREEMENT
As you know, The AZEK Company Inc. (the “Company”) has agreed to merge with James Hardie Industries plc (“JHI”) (the “Merger”). Your role is critical to our continued success and future growth, especially as we look ahead to the next chapter as a combined company with James Hardie. Because your role is important to the successful execution of our strategic plans, and you may be asked to increase your responsibilities as part of integration, the Company is prepared to offer you the incentive arrangement described below to ensure that the Company will benefit from your continued employment and strong commitment through the date that the Merger is completed (the “Merger Completion Date”) and into the subsequent integration period.
Subject to the terms and conditions set forth in this letter, you will be entitled to a retention bonus in the amount set forth in the confidential exhibit emailed to you (the “Retention Bonus”) payable as follows: (1) 50% on or immediately prior to the Merger Completion Date, and (2) 50% on the date that is six (6) months after the Merger Completion Date, subject in each case to your continued employment with the Company and its affiliates (including, on and following the Merger Completion Date, JHI and its affiliates) through the applicable payment dates; provided, however, that if on or following the Merger Completion Date (x)  JHI and its affiliates (inclusive of the Company and its affiliates) terminates your employment without Cause or you terminate your employment with the Company for Good Reason (in each case as defined in the Company’s Executive Severance Plan or Non-Executive Severance Plan, as applicable), and (y) you execute a release of claims in favor of the Company and its affiliates (including JHI and its affiliates) in the Company’s customary form, and you do not revoke the release during the seven-day period immediately following your execution of it, you will be entitled to payment of any unpaid portion of the Retention Bonus. Any payment in respect of the Retention Bonus shall be made to you no later than fifteen (15) business days following the first to occur of (i) the date that an installment of the Retention Bonus becomes due in accordance with this paragraph, or (ii) the date that the release of claims become irrevocable following a termination of your employment without Cause or for Good Reason, if applicable.
If your employment with the Company is terminated by the Company for Cause or by you for any reason other than for Good Reason, you will forfeit any right to receive any unpaid portion of the Retention Bonus.
You acknowledge that, except as may otherwise be provided under any other written agreement between you and the Company, your employment is “at will” and may be terminated by either you or the Company at any time and for any reason.
This letter agreement may not be amended or modified, except by an agreement in writing signed by you and an authorized representative of the Company (or its successor). This letter constitutes the entire agreement on the subject of retention payments relating to the Merger and supersedes all prior understandings or agreements between the parties hereto, whether oral or written, with respect to the subject matter hereof.
This letter shall be binding upon any successor of the Company or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Company would be obligated under this letter if no succession had taken place. The term “Company,” as used in this letter, shall mean the Company as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by this letter.
This letter shall be governed by, and construed in accordance with, the laws of the State of Illinois, without reference to its conflict of law rules. All payments under this letter are subject to withholding for applicable income and payroll taxes or otherwise as required by law and do not constitute eligible compensation for purposes of any benefit plan in which you might participate.
Please be mindful of the fact that the Company has made this retention bonus opportunity available to a select group of employees of the Company. By accepting this opportunity, you agree to keep strictly confidential the fact that you have received this letter agreement as well as its contents. You may disclose this letter agreement and its contents to your spouse or domestic partner and financial and legal advisor(s).
Completion of the Merger is subject to a number of conditions, and it is possible that the Merger will not occur. If the Merger does not occur, your Retention Bonus opportunity will immediately terminate.

We look forward to a promising future. In order to be eligible to receive these benefits, you must indicate your acceptance of the Retention Bonus opportunity and its terms and conditions, by going to UKG Pro and acknowledging receipt of this agreement. If you do not acknowledge this agreement in UKG Pro by [ ], 2025, the Retention Bonus opportunity will expire and may not be accepted by you.
Very truly yours,
Sandra Lamartine
SVP & Chief Human Resources Officer

Annex L
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File Number: 001-39322
The AZEK Company Inc.
(Exact name of registrant as specified in its charter)

Delaware	90-1017663
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1330 W Fulton Street, Suite 350, Chicago, Illinois	60607
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 275-2935

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	AZEK	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒
As of April 30, 2025, the registrant had 143,854,293 shares of Class A Common Stock, $0.001 par value per share, and no shares of Class B Common Stock, $0.001 par value per share, outstanding.

PART I
FINANCIAL INFORMATION
Item 1.	Financial Statements (Unaudited)
The AZEK Company Inc.
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars, except for share and per share amounts)
(Unaudited)

in thousands	March 31, 2025	September 30, 2024
ASSETS:
Current assets:
Cash and cash equivalents	$146,719	$164,025
Trade receivables, net of allowances	136,905	49,922
Inventories	224,052	223,682
Prepaid expenses	15,154	9,876
Other current assets	37,735	23,872
Total current assets	560,565	471,377
Property, plant and equipment - net	488,604	462,201
Goodwill	974,385	967,816
Intangible assets - net	138,028	154,518
Other assets	137,671	111,799
Total assets	$2,299,253	$2,167,711
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$60,780	$57,909
Accrued rebates	81,951	68,211
Current portion of long-term debt obligations	4,400	3,300
Accrued expenses and other liabilities	81,341	87,618
Total current liabilities	228,472	217,038
Deferred income taxes	39,980	42,342
Long-term debt—less current portion	427,970	429,668
Other non-current liabilities	148,658	121,798
Total liabilities	845,080	810,846
Commitments and contingencies (See Note 17)
Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued or outstanding at March 31, 2025 and September 30, 2024, respectively	—	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 158,145,086 shares issued at March 31, 2025 and 157,148,821 shares issued at September 30, 2024, respectively	158	157
Class B common stock, $0.001 par value; 100,000,000 shares authorized and no shares issued or outstanding at March 31, 2025 and at September 30, 2024, respectively	—	—
Additional paid-in capital	1,726,324	1,694,066
Retained earnings (accumulated deficit)	161,411	89,002
Accumulated other comprehensive income (loss)	(452)	(1,682)
Treasury stock, at cost, 14,294,005 and 14,134,558 shares at March 31, 2025 and September 30, 2024, respectively	(433,268)	(424,678)
Total stockholders’ equity	1,454,173	1,356,865
Total liabilities and stockholders’ equity	$2,299,253	$2,167,711

See Notes to Condensed Consolidated Financial Statements (Unaudited).

The AZEK Company Inc.
Condensed Consolidated Statements of Comprehensive Income
(In thousands of U.S. dollars, except for share and per share amounts)
(Unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,
in thousands	2025	2024	2025	2024
Net sales	$452,231	$418,408	$737,660	$658,852
Cost of sales	284,538	261,335	466,416	411,129
Gross profit	167,693	157,073	271,244	247,723
Selling, general and administrative expenses	88,267	83,198	163,154	160,444
Loss (gain) on disposal of property, plant and equipment	32	(87)	1,446	2,098
Operating income	79,394	73,962	106,644	85,181
Other income and expenses:
Interest expense, net	7,353	8,680	15,016	16,590
Loss (gain) on sale of business	—	215	—	(38,300)
Total other (income) and expenses	7,353	8,895	15,016	(21,710)
Income before income taxes	72,041	65,067	91,628	106,891
Income tax expense	17,756	15,309	19,219	31,985
Net income	$54,285	$49,758	$72,409	$74,906
Other comprehensive income (loss):
Unrealized gain (loss) due to change in fair value of derivatives, net of tax	$114	$1,908	$1,230	$(1,187)
Total other comprehensive income (loss)	114	1,908	1,230	(1,187)
Comprehensive income	$54,399	$51,666	$73,639	$73,719

Net income per common share:
Basic	$0.38	$0.34	$0.50	$0.51
Diluted	0.37	0.34	0.50	0.51

Weighted-average common shares outstanding:
Basic	143,845,665	145,710,663	143,599,531	146,516,971
Diluted	145,538,217	147,738,277	145,495,733	148,231,866

See Notes to Condensed Consolidated Financial Statements (Unaudited).

The AZEK Company Inc.
Condensed Consolidated Statements of Stockholders’ Equity
(In thousands of U.S. dollars, except for share amounts)
(Unaudited)

	Common Stock				Treasury Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2024	157,849,527	$158	—	$—	14,294,005	$(433,268)	$1,714,191	$107,126	$(566)	$1,387,641
Net income	—	—	—	—	—	—	—	54,285	—	54,285
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	114	114
Stock-based compensation	—	—	—	—	—	—	4,716	—	—	4,716
Exercise of vested stock options	266,303	—	—	—	—	—	7,900	—	—	7,900
Issuance of common stock under employee stock plan, net of shares withheld for taxes	29,256	—	—	—	—	—	(483)	—	—	(483)
Treasury stock purchases	—	—	—	—	—	—	—	—	—	—
Balance – March 31, 2025	158,145,086	158	—	—	14,294,005	(433,268)	1,726,324	161,411	(452)	1,454,173
Balance – September 30, 2024	157,148,821	$157	—	$—	14,134,558	$(424,678)	$1,694,066	$89,002	$(1,682)	$1,356,865
Net income	—	—	—	—	—	—	—	72,409	—	72,409
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	1,230	1,230
Stock-based compensation	—	—	—	—	—	—	9,606	—	—	9,606
Exercise of vested stock options	769,358	1	—	—	—	—	19,572	—	—	19,573
Issuance of common stock under employee stock plan, net of shares withheld for taxes	226,907	—	—	—	—	—	(5,424)	—	—	(5,424)
Treasury stock purchases	—	—	—	—	159,447	(8,590)	8,504	—	—	(86)
Balance – March 31, 2025	158,145,086	158	—	—	14,294,005	(433,268)	1,726,324	161,411	(452)	1,454,173

	Common Stock				Treasury Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2023	156,341,203	$156	—	$—	10,560,030	$(270,466)	$1,650,160	$(39,229)	$(1,217)	$1,339,404
Net income	—	—	—	—	—	—	—	49,758	—	49,758
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	1,908	1,908
Stock-based compensation	—	—	—	—	—	—	6,264	—	—	6,264
Exercise of vested stock options	632,215	1	—	—	—	—	15,390	—	—	15,391
Issuance of common stock under employee stock plan, net of shares withheld for taxes	37,259	—	—	—	—	—	(379)	—	—	(379)
Treasury stock purchases	—	—	—	—	960,818	(42,584)	17,169	—	—	(25,415)
Balance – March 31, 2024	157,010,677	157	—	—	11,520,848	(313,050)	1,688,604	10,529	691	1,386,931
Balance – September 30, 2023	155,967,736	$156	100	$—	8,268,423	$(189,666)	$1,662,322	$(64,377)	$1,878	$1,410,313
Net income	—	—	—	—	—	—	—	74,906	—	74,906
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(1,187)	(1,187)
Stock-based compensation	—	—	—	—	—	—	14,686	—	—	14,686
Exercise of vested stock options	769,100	1	—	—	—	—	18,628	—	—	18,629
Issuance of common stock under employee stock plan, net of shares withheld for taxes	273,741	—	—	—	—	—	(4,201)	—	—	(4,201)
Conversion of Class B common stock into Class A common stock	100	—	(100)	—	—	—	—	—	—	—
Treasury stock purchases	—	—	—	—	3,252,425	(123,384)	(2,831)	—	—	(126,215)
Balance – March 31, 2024	157,010,677	157	—	—	11,520,848	(313,050)	1,688,604	10,529	691	1,386,931

See Notes to Condensed Consolidated Financial Statements (Unaudited).

The AZEK Company Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)
(Unaudited)

	Six Months Ended March 31,
	2025	2024
Operating activities:
Net income	$72,409	$74,906
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Depreciation	49,198	44,105
Amortization of intangibles	17,290	20,036
Non-cash interest expense	812	824
Non-cash lease expense	29	(84)
Deferred income tax benefit	(2,767)	(9,717)
Non-cash compensation expense	9,606	14,686
Loss on disposition of property, plant and equipment	1,446	2,098
Gain on sale of business	—	(38,300)
Changes in certain assets and liabilities:
Trade receivables	(86,089)	(80,829)
Inventories	1,500	(39,771)
Prepaid expenses and other currents assets	(19,562)	(9,334)
Accounts payable	6,264	(1,866)
Accrued expenses and interest	9,252	(6,283)
Other assets and liabilities	1,231	(1,565)
Net cash provided by (used in) operating activities	60,619	(31,094)
Investing activities:
Purchases of property, plant and equipment	(67,997)	(36,879)
Proceeds from disposition of fixed assets	285	263
Divestiture, net of cash disposed	—	131,783
Acquisitions, net of cash acquired	(18,150)	—
Net cash provided by (used in) investing activities	(85,862)	95,167
Financing activities:
Payments on 2024 Term Loan Facility	(1,100)	—
Payments on Term Loan Agreement	—	(3,000)
Principal payments of finance lease obligations	(1,704)	(1,421)
Exercise of vested stock options	19,572	18,628
Cash paid for shares withheld for taxes	(5,424)	(4,201)
Purchases of treasury stock	—	(124,994)
Excise taxes for share repurchase	(3,407)	—
Net cash provided by (used in) financing activities	7,937	(114,988)
Net decrease in cash and cash equivalents	(17,306)	(50,915)
Cash and cash equivalents – Beginning of period	164,025	278,314
Cash and cash equivalents – End of period	$146,719	$227,399
Supplemental cash flow disclosure:
Cash paid for interest, net of amounts capitalized	$17,480	$23,455
Cash paid for income taxes, net	36,538	47,020
Supplemental non-cash investing and financing disclosure:
Capital expenditures in accounts payable at end of period	$7,633	$4,704
Right-of-use operating and finance lease assets obtained in exchange for lease liabilities	31,860	2,654

See Notes to Condensed Consolidated Financial Statements (Unaudited).

The AZEK Company Inc.
Notes to Condensed Consolidated Financial Statements
(In thousands of U.S. dollars, unless otherwise specified)
(Unaudited)
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a. Organization
The AZEK Company Inc. (the “Company”, “we”, “us” or “our”) is a Delaware corporation that holds all of the limited liability company interests in The AZEK Group LLC (f/k/a CPG International LLC), the entity which directly and indirectly holds all of the equity interests in the operating subsidiaries. The Company is an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable building products for residential, commercial and industrial markets. The Company’s products include decking, railing, trim, siding, cladding, porch, moulding, pergolas and cabanas, outdoor furniture, bathroom and locker systems, and, prior to the Company’s divestiture of its Vycom business, also included extruded plastic sheet products and other non-fabricated products for special applications in industrial markets. The Company operates in various locations throughout the United States. The Company’s residential products are primarily branded under the brand names AZEK®, TimberTech®, VERSATEX®, ULTRALOX®, StruXure® and INTEX®, while the commercial products are branded under brand names including Scranton Products®, Aria Partitions®, Eclipse Partitions®, Hiny Hiders® partitions, Tufftec Lockers® and Duralife Lockers®.
Proposed Merger with James Hardie Industries plc
On March 23, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with James Hardie Industries plc, an Irish public limited company (“James Hardie”), and Juno Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of James Hardie (“Merger Sub”). The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”) with the Company surviving the Merger as an indirect wholly owned subsidiary of James Hardie.
On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock held by the Company as treasury stock, directly by James Hardie or Merger Sub or by any dissenting stockholder) will be canceled and converted into the right to receive $26.45 in cash, without interest, from James Hardie and 1.0340 ordinary shares of James Hardie, par value EUR 0.59 per share, (“James Hardie ordinary shares”), as well as cash in lieu of fractional shares. Upon completion of the transaction, former holders of Company Common Stock are expected to own approximately 26% of the combined company and the Company’s current credit facilities are expected to be paid off. See Note 8 for more information about the Company’s current credit facilities.
The boards of directors of the Company and James Hardie have each unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The transaction, which is currently expected to close in the second half of calendar year 2025, is subject to the approval of the Company’s stockholders, the required regulatory approval and other customary closing conditions.
In the three and six months ended March 31, 2025, the Company recognized $5.0 million in costs related to the proposed Merger with James Hardie in “Selling, general and administrative expenses” within the Condensed Consolidated Statements of Comprehensive Income (Loss).
b. Summary of Significant Accounting Policies
Basis of Presentation
The Company operates on a fiscal year ending September 30. The accompanying unaudited Condensed Consolidated Financial Statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position, its results of operations and cash flows for the interim periods presented. The results of operations for the three and six months ended March 31, 2025 and the cash flows for the six months ended March 31, 2025 are not necessarily indicative of the results to be expected for the full fiscal year or any other period. The Company’s financial condition and results of operations are affected by a number of factors, including, but not limited to, the cost to manufacture and distribute products, cost of raw materials, inflation, consumer spending and preferences, interest rates, the impact of any supply chain disruptions, economic conditions, and/or any adverse effects from geopolitical conflicts, global health pandemics and other factors beyond the Company’s control. Management cannot predict the degree to, or the period over, which the Company may be affected by such factors.
The accompanying unaudited Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2024 (the “2024 Form 10-K”) filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2024.
The Condensed Consolidated Balance Sheet as of September 30, 2024 was derived from the audited financial statements at that date. There have been no material changes in the Company’s significant accounting policies from those that were disclosed in on the 2024 Form 10-K, except as noted below.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognition, reserves for excess inventory, inventory obsolescence, inventory valuation, product warranties, customer rebates, stock-based compensation, litigation, income taxes, contingent consideration, goodwill and intangible asset valuation and accounting for long-lived assets. Management’s estimates and assumptions are evaluated on an ongoing basis and are based on historical experience, current conditions and available information. Actual results may differ from estimated amounts. Estimates are revised as additional information becomes available.
Accounting Policies
Refer to the 2024 Form 10-K for a discussion of the Company’s accounting policies, as updated below and for recently adopted accounting standards.
Research and Development Costs
Research and development costs primarily relate to new product development, product claims support and manufacturing process improvements. Such costs are expensed as incurred and are included in “Selling, general and administrative expenses” within the Condensed Consolidated Statements of Comprehensive Income (Loss). Total research and development expenses were $4.0 million and $3.7 million, respectively, for the three months ended March 31, 2025 and 2024, and $8.1 million and $6.8 million, respectively, for the six months ended March 31, 2025 and 2024.
Recently Adopted Accounting Pronouncements
None.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires all public entities that are subject to segment reporting requirements to disclose additional information, including significant segment expenses and other segment items on an annual and interim basis. It also requires the disclosure of the title and the position of the chief operating decision maker and how the reported measures are used for making business decisions. This standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company intends to adopt the updated standard for the annual reporting period beginning October 1, 2024. The Company does not expect the adoption of this standard will have a material impact on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard expands the disclosure requirements primarily on the rate reconciliation and income tax paid. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company intends to adopt the updated standard for the annual reporting period beginning October 1, 2025. The Company does not expect the adoption of this standard will have a material impact on its disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company intends to adopt the updated standard for the annual reporting period beginning October 1, 2027. The Company is currently evaluating the impact the adoption of this standard will have on its disclosure.
2. REVENUE
The Company recognizes revenues when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, at a point in time, when shipping occurs.
The Company also engages in customer rebates, which are recorded in “Net sales” in the Condensed Consolidated Statements of Comprehensive Income (Loss) and in “Accrued rebates” and “Trade receivables” in the Condensed Consolidated Balance Sheets. The Company recorded accrued rebates of $82.0 million and $46.4 million as of March 31, 2025 and 2024, respectively, and contra trade receivables of $19.4 million and $8.6 million as of March 31, 2025 and 2024, respectively. The rebate activity was as follows (in thousands):

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Beginning balance	$79,664	$72,393	$74,796	$66,958
Rebate expense	44,618	35,930	65,337	58,168
Rebate payments	(22,884)	(53,328)	(38,735)	(70,131)
Ending balance	$101,398	$54,995	$101,398	$54,995

The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance.
3. DIVESTITURE
On November 1, 2023, the Company completed the sale of its Vycom business within the Commercial segment for net proceeds of approximately $131.8 million. The divestiture allowed the Company to focus on the highest value portions of its business and provided additional cash to finance its capital allocation priorities. The gain on sale of $37.7 million was recognized in “Gain on sale of business” within the Condensed Consolidated Statements of Comprehensive Income (Loss) for the year ended September 30, 2024. The Company did not report the sale in discontinued operations as it was not a strategic shift that would have a major effect on the Company’s operations and financial results.
See Note 12 for more information on the Commercial segment.

4. INVENTORIES
Inventories are valued at the lower of cost or net realizable value, and are reduced for slow-moving and obsolete inventory. The inventories cost is recorded at standard cost, which approximates actual cost, on a first-in first-out (“FIFO”) basis. Inventories consisted of the following (in thousands):

in thousands	March 31, 2025	September 30, 2024
Raw materials	$51,104	$52,370
Work in process	26,634	25,650
Finished goods	146,314	145,662
Total inventories	$224,052	$223,682

5. PROPERTY, PLANT AND EQUIPMENT—NET
Property, plant and equipment – net consisted of the following (in thousands):

	March 31, 2025	September 30, 2024
Land	$5,560	$3,209
Buildings and improvements	153,429	115,828
Manufacturing equipment	700,616	668,044
Computer equipment	37,617	34,535
Furniture and fixtures	7,603	7,996
Vehicles	2,424	2,375
Total property, plant and equipment	907,249	831,987
Construction in progress	54,484	59,006
	961,733	890,993
Accumulated depreciation	(473,129)	(428,792)
Total property, plant and equipment – net	$488,604	$462,201

Depreciation expense was approximately $23.0 million and $21.0 million in the three months ended March 31, 2025 and 2024, respectively, and $45.6 million and $41.5 million in the six months ended March 31, 2025 and 2024, respectively. During the three months ended March 31, 2025 and 2024, $0.3 million and $0.8 million of interest was capitalized, respectively, and during the six months ended March 31, 2025 and 2024, $0.5 million and $1.9 million of interest was capitalized, respectively.
6. GOODWILL AND INTANGIBLE ASSETS—NET
Goodwill
Goodwill consisted of the following (in thousands):

	Residential	Commercial	Total
Goodwill before impairment as of September 30, 2024	$953,882	$13,934	$967,816
Accumulated impairment losses as of September 30, 2024	—	—	—
Goodwill, net as of September 30, 2024	$953,882	$13,934	$967,816
Acquisition	$6,569	$—	$6,569
Goodwill before impairment as of March 31, 2025	$960,451	$13,934	$974,385
Accumulated impairment losses as of March 31, 2025	—	—	—
Goodwill, net as of March 31, 2025	$960,451	$13,934	$974,385

During the six months ended March 31, 2025, the Company acquired one business for $11.3 million, which consisted of $11.0 million cash and $0.3 million contingent consideration and another business for $7.2 million. These businesses are included in our Residential segment and were deemed immaterial on an individual and combined basis.

Intangible assets, net
The Company did not have any indefinite lived intangible assets other than goodwill as of March 31, 2025 and September 30, 2024. Finite-lived intangible assets consisted of the following (in thousands):

		March 31, 2025
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Proprietary knowledge	10 — 15	$300,490	$(274,403)	$26,087
Trademarks	5 — 20	217,730	(172,217)	45,513
Customer relationships	12 — 19	157,252	(92,297)	64,955
Patents	9 — 10	8,500	(7,054)	1,446
Other intangibles	3 — 15	4,075	(4,048)	27
Total intangible assets		$688,047	$(550,019)	$138,028

		September 30, 2024
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Propriety knowledge	10 — 15	$300,490	$(268,358)	$32,132
Trademarks	5 — 20	217,730	(167,015)	50,715
Customer relationships	12 — 19	156,452	(86,600)	69,852
Patents	9 — 10	8,500	(6,715)	1,785
Other intangible assets	3 — 15	4,076	(4,042)	34
Total intangible assets		$687,248	$(532,730)	$154,518

Amortization expense was $8.6 million and $9.9 million in the three months ended March 31, 2025 and 2024, respectively, and $17.3 million and $20.0 million in the six months ended March 31, 2025 and 2024, respectively. As of March 31, 2025, the remaining weighted-average amortization period for acquired intangible assets was 10.3 years.
7. COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS
Allowance for Doubtful Accounts
Allowance for doubtful accounts consisted of the following (in thousands):

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Beginning balance	$999	$1,308	$941	$1,773
Provision (release)	40	(60)	98	(493)
Divestiture	—	—	—	(32)
Ending balance	$1,039	$1,248	$1,039	$1,248

Accrued Expenses and Other Liabilities
Accrued expenses consisted of the following (in thousands):

	March 31, 2025	September 30, 2024
Employee related liabilities	$35,557	$45,099
Marketing	6,168	3,465
Customer deposits	5,305	4,688
Warranty	5,182	4,311
Lease liability - operating	4,987	4,547
Lease liability - finance	4,173	3,639

	March 31, 2025	September 30, 2024
Freight	3,898	2,209
Professional fees	3,058	4,674
Construction in progress	2,898	1,355
Utilities	2,619	2,810
Taxes	2,226	3,707
Commissions	1,192	1,171
Interest rate swaps	601	1,902
Other	3,477	4,041
Total accrued expenses and other current liabilities	$81,341	$87,618

8. DEBT
Debt consisted of the following (in thousands):

	March 31, 2025	September 30, 2024
2024 Term Loan Facility due September 26, 2031 — SOFR + 2.00% (6.32% at March 31, 2025 and 6.85% at September 30, 2024)	$438,900	$440,000
2024 Revolving Credit Facility through September 26, 2029 - SOFR + 1.0% + 0.5%	—	—
Total	438,900	440,000
Less unamortized deferred financing costs	(2,846)	(3,065)
Less unamortized original issue discount	(3,684)	(3,967)
Less current portion	(4,400)	(3,300)
Long-term debt—less current portion and unamortized deferred financing costs	$427,970	$429,668

Previous Credit Facilities
The Term Loan Agreement was a first lien term loan entered into on April 28, 2022 by the Company’s wholly-owned subsidiary, The AZEK Group LLC. On September 26, 2024, the obligations under the Term Loan Agreement were paid off in full and the Term Loan Agreement was terminated. On September 26, 2024, The AZEK Group LLC entered into a new $440.0 million first lien term loan facility (the “2024 Term Loan Facility”), the proceeds of which were applied, among other uses, to prepay the obligations of the Term Loan Agreement in full.
The AZEK Group LLC had also entered into a revolving credit facility, as amended and restated from time to time (the “Revolving Credit Facility”), with certain of the Company’s direct and indirect subsidiaries and certain lenders party thereto. The Revolving Credit Facility provided for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base was limited to a set percentage of eligible accounts receivable and inventory, less reserves that may be established by the administrative agent and the collateral agent in the exercise of their reasonable credit judgment. The AZEK Group LLC had the option to increase the commitments under the Revolving Credit Facility by up to $100.0 million, subject to certain conditions. On September 26, 2024, the Revolving Credit Facility was terminated. On September 26, 2024, the AZEK Group LLC entered into a new $375.0 million first lien revolving credit facility (the “2024 Revolving Credit Facility” and, together with the 2024 Term Loan Facility, the “Senior Secured Credit Facilities”).
A “commitment fee” accrued on any unused portion of the commitments under the Revolving Credit Facility during the preceding three calendar month period. The commitment fees were $0.1 million and $0.3 million under the Revolving Credit Facility for the three and six months ended March 31, 2024, respectively.
Current Credit Facilities
On September 26, 2024, The AZEK Group LLC (the “Borrower”), entered into a senior credit agreement (the “Senior Secured Credit Agreement”), consisting of the Senior Secured Credit Facilities.

The 2024 Term Loan Facility will mature on September 26, 2031, subject to acceleration or prepayment. Commencing on March 31, 2025, the 2024 Term Loan Facility will amortize in equal quarterly installments of 0.25% of the aggregate principal amount of the loans outstanding, subject to reduction for certain prepayments. The 2024 Revolving Credit Facility will mature on September 26, 2029 and the 2024 Revolving Credit Facility will not amortize.
All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed jointly and severally by (i) the Company, (ii) the Borrower and (iii) the wholly owned domestic subsidiaries of the Borrower (the “Guarantors”). All future wholly-owned domestic subsidiaries of the Borrower will be required to guarantee the Senior Secured Credit Facilities, except to the extent such subsidiary is an immaterial subsidiary or an excluded subsidiary. The Senior Secured Credit Facilities are secured by a first priority security interest in the membership interests of the Borrower and substantially all of the present and future assets of the Borrower and the Guarantors named therein, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The interest rate applicable to loans under the 2024 Term Loan Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate plus ½ of 1.00%, (b) the Prime Rate and (c) the one-month Term SOFR plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.50% per annum, plus an applicable margin of 1.00% and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.50%, plus an applicable margin of 2.00%.
The interest rate applicable to loans under the 2024 Revolving Credit Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate (as defined in the Senior Secured Credit Agreement) plus ½ of 1.00%, (b) the Prime Rate (as defined in the Senior Secured Credit Agreement) and (c) the one-month Term SOFR (as defined in the Senior Secured Credit Agreement) plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.00% per annum, plus an applicable margin between 0.50% and 1.25%, depending on the Company’s first lien net leverage ratio and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.00%, plus an applicable margin between 1.50% and 2.25%, depending on the first lien net leverage ratio.
The Senior Secured Credit Facilities may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than, (i) any breakage costs in connection with voluntary prepayments of Term SOFR Loans, and (ii) the Prepayment Premium, if applicable), subject to certain customary conditions. The Senior Secured Credit Agreement also requires mandatory prepayments of loans under the Senior Secured Credit Facilities from the proceeds of certain debt issuances and certain asset dispositions (subject to certain reinvestment rights) and, commencing with the fiscal year ended September 30, 2025, a percentage of excess cash flow (subject to step-downs upon Borrower achieving certain leverage ratios and other reductions in connection with other debt prepayments). The Senior Secured Credit Agreement contains affirmative covenants, negative covenants and financial maintenance covenants that are customary for agreements of this type. The Senior Secured Credit Agreement includes customary events of default, including upon the occurrence of a change of control.
As of March 31, 2025 and September 30, 2024, The AZEK Group LLC had $438.9 million and $440.0 million outstanding under the 2024 Term Loan Facility.
The AZEK Group LLC had no outstanding borrowings under the 2024 Revolving Credit Facility as of March 31, 2025 and September 30, 2024, respectively. In addition, The AZEK Group LLC had $2.3 million and $2.2 million of outstanding letters of credit held against the 2024 Revolving Credit Facility as of March 31, 2025 and September 30, 2024, respectively. The AZEK Group LLC had approximately $372.7 million available under the 2024 Revolving Credit Facility for future borrowings as of March 31, 2025.
As of March 31, 2025 and September 30, 2024, unamortized deferred financing fees related to the 2024 Term Loan Facility were $2.8 million and $3.1 million. As of March 31, 2025 and September 30, 2024, unamortized deferred financing costs, net of accumulated amortization, related to the 2024 Revolving Credit Facility were $2.8 million and $3.1 million.
A “commitment fee” accrues on any unused portion of the commitments under the 2024 Revolving Credit Facility during the preceding three calendar month period. The commitment fee is determined based on the first lien net leverage ratio and can range from 20 basis points to 35 basis points. The commitment fees were $0.2 million and $0.4 million for the three and six months ended March 31, 2025, respectively.

Interest expense, net consisted of the following (in thousands):

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Interest expense:
2024 Term Loan Facility	$7,024	$—	$14,358	$—
Term Loan Agreement	—	11,202	—	22,561
2024 Revolving Credit Facility	196	—	396	—
Revolving Credit Facility	—	148	—	299
Other	1,485	1,184	2,875	2,312
Amortization - Deferred financing costs
2024 Term Loan Facility	109	—	640	—
Term Loan Agreement	—	179	—	358
2024 Revolving Credit Facility	155	—	309	—
Revolving Credit Facility	—	66	—	131
Amortization - Original issue discount
2024 Term Loan Facility	142	—	283	—
Term Loan Agreement	—	167	—	335
Capitalized interest	(351)	(776)	(508)	(1,857)
Interest expense	8,760	12,170	18,353	24,139
Interest income	(1,407)	(3,490)	(3,337)	(7,549)
Interest expense, net	$7,353	$8,680	$15,016	$16,590

See Note 11 for the fair value of the Company’s debt as of March 31, 2025 and September 30, 2024.
9. PRODUCT WARRANTIES
The Company provides product assurance warranties of various lengths ranging from 5 years to lifetime for limited coverage for a variety of material and workmanship defects based on standard terms and conditions between the Company and its customers. Warranty coverage depends on the product involved. The warranty reserve activity consisted of the following (in thousands):

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Beginning balance	$19,264	$15,842	$18,291	$17,012
Adjustments to reserve	844	539	2,811	151
Warranty claims payment	(1,092)	(756)	(2,086)	(1,538)
Ending balance	19,016	15,625	19,016	15,625
Current portion of accrued warranty	(5,182)	(3,699)	(5,182)	(3,699)
Accrued warranty – less current portion	$13,834	$11,926	$13,834	$11,926

10. LEASES
The Company leases vehicles, machinery, manufacturing facilities, office space, land, and equipment under both operating and finance leases. The Company determines if an arrangement is a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As of March 31, 2025 and September 30, 2024, amounts associated with leases are included in Other assets, Accrued expenses and other liabilities and Other non-current liabilities in the Company’s Condensed Consolidated Balance Sheet.
For leases with initial terms greater than 12 months, the Company considers these right-of-use assets, or ROU assets, and records the related asset and obligation at the present value of lease payments over the term. For leases with initial terms equal to or less than 12 months, the Company does not consider them as ROU assets and instead considers them short-term lease costs that are recognized on a straight-line basis over the lease term. The Company’s leases may include escalation clauses, renewal options and/or termination options that are factored into the determination of lease term and lease payments when it is reasonably certain the option will be exercised. Renewal options range from 1 year to 20 years.
Lease assets and lease liabilities as of March 31, 2025 and September 30, 2024 were as follows (in thousands):

Leases	Classification on Balance Sheet	March 31, 2025	September 30, 2024
Assets
ROU operating lease assets	Other assets	$39,027	$22,881
ROU finance lease assets	Other assets	89,545	79,916
Total lease assets		$128,572	$102,797
Liabilities
Current
Operating	Accrued expenses and other liabilities	$4,987	$4,547
Finance	Accrued expenses and other liabilities	4,173	3,639
Non-current
Operating	Other non-current liabilities	36,410	20,675
Finance	Other non-current liabilities	95,319	85,496
Total lease liabilities		$140,889	$114,357

The components of lease expense for the three and six months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended March 31,		Six Months Ended March 31,
(in thousands)	2025	2024	2025	2024
Operating lease expense	$1,815	$1,396	$3,392	$2,874
Finance lease amortization of assets	1,878	1,282	3,564	2,583
Finance lease interest on lease liabilities	1,496	1,100	2,876	2,206
Short term	50	180	179	267
Sublease income	(4)	(5)	(9)	(33)
Total lease expense	$5,235	$3,953	$10,002	$7,897

The tables below present supplemental information related to leases as of March 31, 2025 and September 30, 2024:

	March 31, 2025	September 30, 2024
Weighted-average remaining lease term (years)
Operating leases	9.8	8.6
Finance leases	21.8	23.2
Weighted-average discount rate
Operating leases	6.4%	6.5%
Finance leases	5.9%	6.2%

The following table summarizes the maturities of lease liabilities at March 31, 2025:

(in thousands)	Operating Leases	Finance Leases	Total
2025	$3,943	$4,764	$8,707
2026	6,862	9,504	16,366
2027	6,384	10,107	16,491
2028	5,551	7,242	12,793
2029	5,367	6,974	12,341
Thereafter	29,443	145,176	174,619
Total lease payments	57,550	183,767	241,317
Less: interest	(16,153)	(84,275)	(100,428)
Present value of lease liability	$41,397	$99,492	$140,889

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
FASB Accounting Standards Codification (“ASC”) requirements for Fair Value Measurements and Disclosures establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs, due to little or no market activity for the asset or liability, such as internally-developed valuation models. The Company does not have any assets or liabilities measured at fair value on a recurring basis that are Level 3.
Derivative Instruments
The Company’s objective in using interest rate derivative instruments is to hedge against interest rate volatility associated with its Senior Secured Credit Facilities by converting a portion of its floating rate debt to fixed rate debt. In November 2022, the Company entered into two interest rate swap agreements with Barclays Bank PLC to manage interest rate risk related to Term Loan. Each agreement has a notional amount of $150 million and will expire on October 31, 2025. One agreement swaps variable interest at a rate based on SOFR with a fixed rate of 4.39% and the second with a fixed rate of 4.48%.
In connection with the 2024 Term Loan refinancing on September 26, 2024, the hedging relationship between the two interest rate swaps and the Term Loan Agreement was de-designated and the new hedging relationship between these interest rate swaps and the 2024 Term Loan Facility was simultaneously re-designated. All key terms of the interest rate swap agreements remain the same at re-designation. See Note 8 for additional information on the current credit facilities.
At the inceptions of the swap agreements and as of March 31, 2025, both swaps were designated and qualified as cash flow hedges in accordance with ASC 815. The gain (loss) is recorded in Accumulated other comprehensive income (loss) and then reclassified into Interest expense in the same period in which the hedged transaction affects earnings. As of March 31, 2025, the Company expects to reclass approximately $0.6 million ($0.4 million after-tax) as an increase to interest expense in the next 12 months.
The following table provides the fair values of the interest rate derivative instruments as well as their classifications on the Balance Sheet as of March 31, 2025 and September 30, 2024 (in thousands):

			Fair Value as of
	Fair Value Hierarchy	Balance Sheet Location	March 31, 2025	September 30, 2024
Liabilities
Interest rate swaps	Level 2	Other current liabilities	$601	$1,902
Interest rate swaps	Level 2	Other non-current liabilities	$—	$335

The Company estimates the fair value of interest rate swaps using a valuation model based on observable market data, such as yield curves. Both swaps are classified as Level 2 measurement in the fair value hierarchy.
The following tables summarize the effects of the interest rate derivative instruments on Accumulated other comprehensive income (loss) for the three and six months ended March 31, 2025 and 2024 (in thousands):

	Before-tax Amount	Income Tax Expense	Net of Tax Amount
Balance - December 31, 2024	$(752)	$(186)	$(566)
Amount of gain recognized in other comprehensive income (loss)	74	17	57
Amount of loss reclassified from accumulated other comprehensive income (loss) into net income	77	20	57
Balance - March 31, 2025	$(601)	$(149)	$(452)

	Before-tax Amount	Income Tax Expense	Net of Tax Amount
Balance - September 30, 2024	$(2,237)	$(555)	$(1,682)
Amount of gain recognized in other comprehensive income (loss)	1,762	439	1,323
Amount of gain reclassified from accumulated other comprehensive income (loss) into net income	(126)	(33)	(93)
Balance - March 31, 2025	$(601)	$(149)	$(452)

	Before-tax Amount	Income Tax Expense	Net of Tax Amount
Balance - December 31, 2023	$(1,622)	$(405)	$(1,217)
Amount of gain recognized in other comprehensive income (loss)	3,229	817	2,412
Amount of gain reclassified from accumulated other comprehensive income (loss) into net income	(686)	(182)	(504)
Balance - March 31, 2024	$921	$230	$691

Balance - September 30, 2023	$2,493	$615	$1,878
Amount of loss recognized in other comprehensive income (loss)	(208)	(24)	(184)
Amount of gain reclassified from accumulated other comprehensive income (loss) into net income	(1,364)	(361)	(1,003)
Balance - March 31, 2024	$921	$230	$691

Other Financial Instruments
The carrying values and the estimated fair values of the debt financial instruments (Level 2 measurements) consisted of the following (in thousands):

	March 31, 2025		September 30, 2024
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
2024 Term Loan Facility due September 26, 2031	$438,900	$439,997	$440,000	$443,300

12. SEGMENTS
Operating segments for the Company are determined based on information used by the chief operating decision maker (“CODM”) in deciding how to evaluate performance and allocate resources to each of the segments. The CODM reviews Adjusted EBITDA and Adjusted EBITDA Margin as the key segment measures of performance. Adjusted EBITDA is defined as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization, adjusted by adding thereto or subtracting therefrom stock-based compensation costs, acquisition and divestiture costs, and certain other items of expense and income. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net sales. Residential Segment Adjusted EBITDA includes all corporate expenses, such as selling, general and administrative costs related to our corporate offices, including payroll and other professional fees.
The Company has two reportable segments, Residential and Commercial. The reportable segments were determined primarily based on products and end markets as follows:
•
Residential—The Residential segment manufactures and distributes decking, rail, trim, moulding, pergolas and cabanas and accessories through a national network of dealers and distributors and multiple home improvement retailers providing extensive geographic coverage and enabling the Company to effectively serve contractors. This segment is impacted by trends in and the strength of home repair and remodel activity.

•	Commercial—The Commercial segment manufactures, fabricates and distributes lockers and bathroom partitions. This segment is impacted by trends in and the strength of the repair and remodel sector and the new construction sector. This segment also previously included the Company’s Vycom business, which manufactured resin-based extruded sheeting products for a variety of commercial and industrial applications. The Company sold the Vycom business on November 1, 2023. See Note 3 for additional information on the divestiture.
The segment data below includes data for Residential and Commercial for the three and six months ended March 31, 2025 and 2024 (in thousands).

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Net sales to customers
Residential	$437,041	$402,541	$709,040	$625,541
Commercial	15,190	15,867	28,620	33,311
Total	$452,231	$418,408	$737,660	$658,852
Adjusted EBITDA
Residential	$122,474	$110,386	$186,854	$162,365
Commercial	1,899	2,897	3,387	5,802
Total Adjusted EBITDA for reporting segments	$124,373	$113,283	$190,241	$168,167
Adjustments to Income before income tax provision
Depreciation and amortization	(33,433)	(32,204)	(66,488)	(64,141)
Stock-based compensation costs	(4,716)	(6,299)	(9,606)	(14,767)
Acquisition and divestiture costs(1)	(463)	(156)	(612)	(648)
Gain (loss) on sale of business(2)	—	(215)	—	38,300
Other costs(3)	(6,367)	(662)	(6,891)	(3,430)
Interest expense, net	(7,353)	(8,680)	(15,016)	(16,590)
Income before income tax provision	$72,041	$65,067	$91,628	$106,891

(1)
Acquisition and divestiture costs reflect costs related to acquisitions of $0.4 million and $0.5 million in the three and six months ended March 31, 2025, respectively, and $0.1 million in the three and six months ended March 31, 2024, inventory step-up adjustments related to recording inventory of acquired businesses at fair value on the date of acquisition of $0.1 million in the three and six months ended March 31, 2025, and costs related to divestitures of $0.1 million and $0.5 million in the three and six months ended March 31, 2024, respectively.

(2)	Gain (loss) on sale of business relates to the sale of the Vycom business.
(3)
Other costs include costs related to the proposed Merger with James Hardie of $5.0 million in the three and six months ended March 31, 2025, the restatement of the Company’s consolidated financial statements and condensed consolidated interim financial information for each of the quarters within fiscal years ended September 30, 2023 and 2022, and for the fiscal quarter ended December 31, 2023 (the “Restatement”) of $0.1 million and $0.3 million in the three and six months ended March 31, 2025, respectively, reduction in workforce costs of $0.6 million in the three and six months ended March 31, 2025, and $0.3 million in the six months ended March 31, 2024, costs for legal expenses of $0.1 million and $0.2 million in the three and six months ended March 31, 2025, respectively, and $0.3 million in the three and six months ended March 31, 2024, costs related to the removal of dispensable equipment resulting from a modification of the Company’s manufacturing process of $2.4 million in the six months ended March 31, 2024, and other costs of $0.6 million and $0.8 million for the three and six months ended March 31, 2025, respectively, and $0.4 million for the three and six months ended March 31, 2024.

13. CAPITAL STOCK
Share Repurchase Program
On May 5, 2022, the Board of Directors authorized the Company to repurchase up to $400 million of the Company’s Class A common stock (the “2022 Share Repurchase Authorization”). On June 12, 2024, the Board of Directors authorized the Company to repurchase up to $600 million of the Company’s Class A common stock (together with the 2022 Share Repurchase Authorization, the “Share Repurchase Program”) in addition to the then remaining approximately $76 million available pursuant to the 2022 Share Repurchase Authorization. The Share Repurchase Program allows the Company to repurchase its shares opportunistically from time to time. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, accelerated share repurchases or tender offers, some of which may be effected through Rule 10b5-1 plans, or a combination of the foregoing. The timing of repurchases will depend upon several factors, including market and business conditions, and repurchases may be discontinued at any time.
The table below summarizes the Company’s repurchases of its Class A common stock during the three and six months ended March 31, 2025 and 2024 (in thousands, except per share amount):

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Total number of shares repurchased	—	961	159	3,252
Reacquisition cost(1), (2), (3), (4)	$—	$25,415	$85	$126,215
Average price per share	$—	$44.32	$53.87	$38.81

(1)
On August 13, 2024, the Company entered into a $50 million accelerated share repurchase agreement (the “August 2024 ASR”), with JPMorgan Chase Bank (“JPMorgan”). JPMorgan delivered approximately 1 million initial shares to the Company on August 14, 2024, based on the closing price of the Company’s Class A common stock of $40.00 on August 13, 2024. The total value of the initial shares represents 80% of the August 2024 ASR. JPMorgan terminated the August 2024 ASR on November 25, 2024 and delivered 159,447 additional shares to the Company on November 26, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by the Company pursuant to the August 2024 ASR was $43.12.

(2)
On December 4, 2023, the Company entered into a $100 million accelerated share repurchase agreement (the “December 2023 ASR”) with Goldman Sachs & Co. LLC (“Goldman Sachs”). Goldman Sachs delivered 2,291,607 initial shares to the Company on December 6, 2023, based on the closing price of the Company’s Class A common stock of $34.91 on December 4, 2023. The total value of the initial shares represents 80% of the December 2023 ASR. Goldman Sachs terminated the December 2023 ASR on February 5, 2024 and delivered 434,100 additional shares of Class A common stock to the Company on February 7, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by the Company pursuant to the December 2023 ASR was $36.69.

(3)	During the three and six months ended March 31, 2024, the Company also repurchased 526,718 shares of its Class A common stock on the open market for an approximately $25 million reacquisition cost.
(4)
The Company recognized $0.0 million and $0.4 million excise tax as reacquisition cost of share repurchases for the three months ended March 31, 2025 and 2024, respectively, and $0.1 million and $1.2 million excise tax as reacquisition cost of share repurchases for the six months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, the Company had approximately $557.0 million available for repurchases under the Share Repurchase Program.
14. STOCK-BASED COMPENSATION
The Company grants stock-based awards to attract, retain and motivate key employees and directors.
The 2020 Omnibus Incentive Compensation Plan (“2020 Plan”), provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and performance-based or other equity-related awards to the Company’s employees and directors. The maximum aggregate number of shares that may be issued under the 2020 Plan is 15,852,319 shares with 2,131,170 shares remaining in the reserve. The total aggregate number of shares may be adjusted as determined by the Board of Directors.
On December 11, 2023, the Compensation Committee of the Board of Directors authorized certain changes to a former employee’s stock-based awards which were effective in connection with his retirement. These changes allow certain awards to continue to vest in due course following retirement and extend the exercisability of certain outstanding and exercisable stock options to the end of the contractual term of the options. This resulted in a Type III Modification (improbable to probable) as defined in accounting guidance, accounted for as a cancellation of the original award and an issuance of a new grant, as well as, a Type I Modification (probable to probable), accounted for as an exchange of the original award for a new grant under the revised terms. The modifications resulted in $1.9 million of stock-based compensation expense in the six months ended March 31, 2024.
Stock-based compensation expense for the three months ended March 31, 2025 and 2024 was $4.7 million and $6.3 million, respectively, and for the six months ended March 31, 2025 and 2024 was $9.6 million and $14.8 million, respectively, recognized in “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Income (Loss). Total income tax benefit for the three months ended March 31, 2025 and 2024 was $1.2 million and $1.3 million, respectively, and for the six months ended

March 31, 2025 and 2024 was $2.4 million and $3.0 million, respectively. As of March 31, 2025, the Company had not yet recognized compensation cost on unvested stock-based awards of $30.3 million, with a weighted average remaining recognition period of 2.0 years.
The Company uses the Black Scholes pricing model to estimate the fair value of its service-based stock option awards as of the grant date. Under the terms of the 2020 Plan, all stock options will expire if not exercised within 10 years of the grant date.
The following table sets forth the significant assumptions used for the calculation of stock-based compensation expense for the six months ended March 31, 2025 and 2024:

	December 15, 2024 Grant Date	December 15, 2023 Grant Date
Risk-free interest rate	4.29%	3.93%
Expected volatility	40.00%	40.00%
Expected term (in years)	6.00	6.00
Expected dividend yield	0.00%	0.00%

Stock Options
The following table summarizes the performance-based stock option activity for the six months ended March 31, 2025:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2024	849,348	$23.00
Granted	—	—
Exercised	(278,826)	23.00
Cancelled/Forfeited	—	—
Outstanding at March 31, 2025	570,522	23.00	5.1	14,771
Vested and exercisable at March 31, 2025	570,522	$23.00	5.1	14,771

The following table summarizes the service-based stock option activity for the six months ended March 31, 2025:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at October 1, 2024	2,879,532	$26.11
Granted	90,634	53.37
Exercised	(490,532)	26.92
Cancelled/Forfeited	(38,137)	37.36
Outstanding at March 31, 2025	2,441,497	26.78	5.9	54,334
Vested and exercisable at March 31, 2025	2,209,356	$25.66	5.6	51,334

Performance Restricted Stock Units
Performance restricted stock units were granted to officers and certain employees of the Company and represent the right to earn shares of Company common stock based on the achievement of company-wide financial performance targets, including net sales, return on net tangible assets, adjusted return on invested capital, and Adjusted EBITDA during the performance period. Compensation cost is amortized into expense over the performance period, which is generally three years, and is based on the probability of meeting performance targets. The fair value of each performance share award is based on the closing stock price on the date of grant.
A summary of the performance-based restricted stock unit awards activity for the six months ended March 31, 2025 presented at target (unless otherwise noted) was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2024	590,072	$29.65
Granted	151,284	53.40
Granted adjustment(1)	(52,782)	43.14
Vested	(55,859)	43.04
Forfeited	(83,539)	32.10
Outstanding and unvested at March 31, 2025	549,176	$33.17

(1)	The fiscal year 2022 grant vested in December 2024 and 52,782 shares were reversed in connection therewith.
Restricted Stock Units
A summary of the service-based restricted stock unit awards activity for the six months ended March 31, 2025 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested at October 1, 2024	677,024	$29.90
Granted	235,986	51.29
Vested	(277,567)	30.06
Forfeited	(39,577)	36.94
Outstanding and unvested at March 31, 2025	595,866	$37.83

15. EARNINGS PER SHARE
The Company computes earnings per common share (“EPS”) under the two-class method which requires the allocation of all distributed and undistributed earnings attributable to the Company to common stock and other participating securities based on their respective rights to receive distributions of earnings or losses. The Company’s Class A common stock and Class B common stock equally share in distributed and undistributed earnings, and, therefore, no allocation to participating securities or dilutive securities is performed.
Basic EPS attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding. Diluted EPS is calculated by adjusting weighted average shares outstanding for the dilutive effect of potential common shares, determined using the treasury-stock method. For purposes of the diluted EPS calculation, restricted stock awards, restricted stock units and options to purchase shares of common stock are considered to be potential common shares. The following table sets forth the computation of the Company’s basic and diluted EPS attributable to common stockholders (in thousands, except share and per share amounts):

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Numerator:
Net income	$54,285	$49,758	$72,409	$74,906
Net income attributable to common stockholders - basic and diluted	$54,285	$49,758	$72,409	$74,906

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Denominator:
Weighted-average shares of common stock
Basic	143,845,665	145,710,663	143,599,531	146,516,971
Diluted	145,538,217	147,738,277	145,495,733	148,231,866
Net income per share attributable to common stockholders:
Net income per common share - basic	$0.38	$0.34	$0.50	$0.51
Net income per common share - diluted	$0.37	$0.34	$0.50	$0.51

The following table includes the number of shares that may be dilutive common shares in the future, and were not included in the computation of diluted net income (loss) per share because the effect was anti-dilutive:

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Stock Options	129,202	425,571	96,846	499,300
Restricted Stock Units	123,533	6,958	72,343	4,075

16. INCOME TAXES
The Company calculates the interim tax provision in accordance with the provisions of ASC 740-270, Income Taxes; Interim Reporting, specifically ASC-740-270-25-2. For interim periods, the Company estimates the annual effective income tax rate and applies the estimated rate to the year-to-date income or loss before income taxes. The effective income tax rates for the three months ended March 31, 2025 and 2024 were 24.6% and 23.5%, respectively, and for the six months ended March 31, 2025 and 2024 were 21.0% and 29.9%, respectively. The increase in the effective income tax rate for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024, was primarily driven by lower tax benefits related to stock-based compensation and higher taxable income. The decrease in the effective income tax rate for the six months ended March 31, 2025, as compared to the six months ended March 31, 2024, was primarily driven by tax benefits related to stock-based compensation and the removal of the tax effects related to the sale of the Vycom business.
17. COMMITMENTS AND CONTINGENCIES
Legal Proceedings
In the normal course of the Company’s business, it is at times subject to various other legal actions, in some cases for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of legal actions to which it may be subject, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the Company’s results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known. The Company accrues for losses when they are probable of occurrence and such losses are reasonably estimable. Legal costs expected to be incurred are accounted for as they are incurred.

18. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)
The AZEK Company Inc. (parent company only)
Balance Sheets
(In thousands of U.S. dollars, except for share and per share amounts)

	March 31, 2025	September 30, 2024
ASSETS:
Non-current assets:
Investments in subsidiaries	$1,454,173	$1,356,865
Total non-current assets	1,454,173	1,356,865
Total assets	$1,454,173	$1,356,865
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Total liabilities	$—	$—
Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued or outstanding at March 31, 2025 and September 30, 2024, respectively	—	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 158,145,086 shares issued at March 31, 2025 and 157,148,821 shares issued at September 30, 2024, respectively	158	157
Class B common stock, $0.001 par value; 100,000,000 shares authorized and no shares issued or outstanding at March 31, 2025 and at September 30, 2024, respectively	—	—
Additional paid-in capital	1,726,324	1,694,066
Retained earnings (accumulated deficit)	161,411	89,002
Accumulated other comprehensive income (loss)	(452)	(1,682)
Treasury stock, at cost, 14,294,005 and 14,134,558 shares at March 31, 2025 and September 30, 2024, respectively	(433,268)	(424,678)
Total stockholders’ equity	1,454,173	1,356,865
Total liabilities and stockholders’ equity	$1,454,173	$1,356,865

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Net income of subsidiaries	$54,285	$49,758	$72,409	$74,906
Net income of subsidiaries	$54,285	$49,758	$72,409	$74,906
Comprehensive income	$54,399	$51,666	$73,639	$73,719

The AZEK Company Inc. did not have any cash as of March 31, 2025 or September 30, 2024. Accordingly a Condensed Statement of Cash Flows has not been presented.
Basis of Presentation
The parent company financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).
Since the restricted net assets of The AZEK Company Inc. and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Condensed Consolidated Financial Statements.

Dividends from Subsidiaries
There were no cash dividends paid to The AZEK Company Inc. from the Company’s consolidated subsidiaries during the three and six months ended March 31, 2025, and $25.0 million and $125.0 million in cash dividends paid to The AZEK Company Inc. from the Company’s consolidated subsidiaries during the three and six months ended March 31, 2024, respectively. Cash dividends of $125.0 million were used to fund the $100.0 million December 2023 ASR during the six months ended March 31, 2024, and $25.0 million share repurchases on the open market during the three and six months ended March 31, 2024.
Restricted Payments
The AZEK Group LLC is party to the Senior Secured Credit Facilities originally entered into on September 26, 2024. The obligations under the Senior Secured Credit Facilities are secured by substantially all of the present and future assets of the borrowers and guarantors, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The obligations under the Senior Secured Credit Facilities are guaranteed by the Company and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The AZEK Group LLC is not permitted to make certain payments unless those payments are consistent with exceptions set forth in the agreements. These payments include repurchase of equity interests, fees associated with a public offering, income taxes due in other applicable payments. Further, the payments are only permitted if certain conditions are met related to availability and interest coverage as defined in the Senior Secured Credit Agreement and described in Note 8.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our annual consolidated financial statements and related notes and our discussion and analysis of financial condition and results of operations, which were included in our 2024 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, or the SEC, on November 20, 2024, or our 2024 Form 10-K, as well as Item 1. Financial Statements in this Form 10-Q.
Forward-Looking Statements
This Quarterly Report on Form 10-Q contains forward-looking statements. All statements other than statements of historical facts contained in this Quarterly Report on Form 10-Q, including statements regarding future operations, cash flows, expansion plans, capital investments, capacity targets and other strategic initiatives, are forward-looking statements. In some cases, forward looking statements may be identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if,” or the negative of these terms and similar expressions intended to identify forward-looking statements. In particular, statements regarding our proposed merger with James Hardie (as defined below) and any future impact thereof, including anticipated benefits, estimated synergies and expected timing of completion of the Merger (as defined below), statements about potential new products and product innovation, statements regarding the potential impact of climate change and extreme weather events or geopolitical conflicts, statements about the markets in which we operate and the economy more generally, including inflation, tariffs and interest rates and their potential effects, growth of our various markets and growth in the use of engineered products as well as our ability to share in such growth, statements about our ability to source our raw materials in line with our expectations, future pricing for our products or our raw materials and our ability to successfully manage market and interest rate risks and control or reduce costs, statements with respect to our ability to meet future goals and targets, including our sustainability-related targets, goals and initiatives, statements about material weaknesses and the effects of our remediation thereof, statements about potential share repurchases, statements about our use of emerging technologies, including artificial intelligence, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in the Quarterly Report on Form 10-Q are forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” set forth in Part I, Item 1A of our 2024 Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Quarterly Report on Form 10-Q may not occur and actual results may differ materially and adversely from those anticipated or implied in the forward-looking statements. You should read this Quarterly Report on Form 10-Q with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Quarterly Report on Form 10-Q. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
Overview
We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable outdoor living products, including TimberTech® decking and railing, Versatex® and AZEK® Trim, and StruXure® pergolas. Homeowners continue to invest in their homes and outdoor spaces and increasingly recognize the significant advantages of engineered, long-lasting products, which convert demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining beautiful aesthetics with lower maintenance as compared to traditional materials. Our innovative range of outdoor living and home exterior products, including decking, railing, exterior trim, siding, cladding, pergolas and cabanas and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. In addition to our leading suite of outdoor living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions. One of our core values is to “always do the right thing”. In furtherance of that value, we are focused on sustainability across our operations and have adopted strategies to enable us to meet the growing demand for environmentally-friendly products.
We report our results in two segments: Residential and Commercial. In our Residential segment, our primary consumer brands, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance, and diversity of style and design options. Our Commercial segment manufactures high-quality bathroom partitions and lockers and, prior to our divestiture of the Vycom business on November 1, 2023, also manufactured engineered sheet products. Over our history we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science expertise and product management proficiency to consistently introduce new products into the market.
This long-standing commitment has enabled us to stay at the forefront of evolving industry trends and consumer demands, which in turn has allowed us to become a leader across our core product categories.
Proposed Merger with James Hardie Industries plc
On March 23, 2025, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with James Hardie Industries plc, an Irish public limited company, or James Hardie, and Juno Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of James Hardie, or Merger Sub. The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into us with us surviving the merger, or the Merger, as an indirect wholly owned subsidiary of James Hardie. Our board of directors and the board of directors of James Hardie have each unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger.
On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, or the Effective Time, each share of our Class A common stock, par value $0.001 per share, or Company Common Stock, issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock held by us as treasury stock, directly by James Hardie or Merger Sub or by any dissenting stockholder) will be canceled and converted into the right to receive $26.45 in cash, without interest, from James Hardie and 1.0340 James Hardie ordinary shares, as well as cash in lieu of fractional shares. Upon completion of the transaction, former holders of Company Common Stock are expected to own approximately 26% of the combined company and our current credit facilities are expected to be paid off. See Note 8 to our Condensed Consolidated Financial Statements included elsewhere in this Quarterly Report on Form 10-Q for more information about our current credit facilities.
The transaction, which is currently expected to close in the second half of calendar year 2025, is subject to the approval of our stockholders, the required regulatory approval and other customary closing conditions.
In the three and six months ended March 31, 2025, we recognized $5.0 million in costs related to the proposed Merger with James Hardie in “Selling, general and administrative expenses” within the Condensed Consolidated Statements of Comprehensive Income (Loss).
Recent Divestiture
On November 1, 2023, we completed the sale of the Vycom business within the Commercial segment for net proceeds of approximately $131.8 million. The divestiture allowed us to focus on the highest value portions of our business and provided additional cash to finance our capital allocation priorities. As a result of the divestiture, we recognized a pre-tax gain on sale of $37.7 million during the year ended September 30, 2024.

Results of Operations
Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024
The following table summarizes certain financial information relating to our operating results that have been derived from our unaudited Consolidated Financial Statements for the three months ended March 31, 2025 and 2024.

	Three Months Ended March 31,		$ Variance	% Variance
(U.S. dollars in thousands)	2025	2024
Net sales	$452,231	$418,408	$33,823	8.1%
Cost of sales	284,538	261,335	23,203	8.9%
Gross profit	167,693	157,073	10,620	6.8%
Selling, general and administrative expenses	88,267	83,198	5,069	6.1%
Loss (gain) on disposal of property, plant and equipment	32	(87)	119	136.8%
Operating income	79,394	73,962	5,432	7.3%
Interest expense, net	7,353	8,680	(1,327)	(15.3)%
Loss on sale of business	—	215	(215)	(100.0)%
Income tax expense	17,756	15,309	2,447	16.0%
Net income	$54,285	$49,758	$4,527	9.1%

Net Sales
Net sales for the three months ended March 31, 2025 increased by $33.8 million, or 8.1%, to $452.2 million from $418.4 million for the three months ended March 31, 2024. The increase was primarily due to higher sales volume in our Residential segment attributable to consumer demand, expanded channel presence and new products. Net sales for the three months ended March 31, 2025 increased for our Residential segment by 8.6% and decreased for our Commercial segment by 4.3%, respectively, as compared to the prior year period.
Cost of Sales
Cost of sales for the three months ended March 31, 2025 increased by $23.2 million, or 8.9%, to $284.5 million from $261.3 million for the three months ended March 31, 2024, primarily due to higher sales volume, increased freight costs and lower plant utilization.
Gross Profit
Gross profit for the three months ended March 31, 2025 increased by $10.6 million, or 6.8%, to $167.7 million from $157.1 million for the three months ended March 31, 2024. The increase in gross profit was primarily driven by higher net sales, partially offset by increased freight costs and lower plant utilization. Gross profit as a percent of net sales decreased to 37.1% for the three months ended March 31, 2025 compared to 37.5% for the three months ended March 31, 2024.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $5.1 million, or 6.1%, to $88.3 million, or 19.5% of net sales, for the three months ended March 31, 2025 from $83.2 million, or 19.9% of net sales, for the three months ended March 31, 2024. The increase was primarily due to higher professional fees related to the proposed Merger with James Hardie, partially offset by lower stock-based compensation expense.
Interest Expense, net
Interest expense, net decreased by $1.3 million, or 15.3%, to $7.4 million for the three months ended March 31, 2025 from $8.7 million for the three months ended March 31, 2024. Interest expense, net decreased due to lower principal balance outstanding and average interest rate, partially offset by lower interest income during the three months ended March 31, 2025, when compared to the three months ended March 31, 2024.
Income Tax Expense
Income tax expense increased by $2.4 million to $17.8 million for the three months ended March 31, 2025 compared to $15.3 million for the three months ended March 31, 2024. The increase in our income tax expense was primarily driven by lower tax benefits related to stock-based compensation and higher taxable income.

Net Income
Net income increased by $4.5 million to $54.3 million for the three months ended March 31, 2025 compared to $49.8 million for the three months ended March 31, 2024, due to the factors described above.
Six Months Ended March 31, 2025 Compared to Six Months Ended March 31, 2024
The following tables summarizes certain financial information relating to our operating results that have been derived from our unaudited Consolidated Financial Statements for the six months ended March 31, 2025 and 2024.

	Six Months Ended March 31,		$ Variance	% Variance
(U.S. dollars in thousands)	2025	2024
Net sales	$737,660	$658,852	$78,808	12.0%
Cost of sales	466,416	411,129	55,287	13.4%
Gross profit	271,244	247,723	23,521	9.5%
Selling, general and administrative expenses	163,154	160,444	2,710	1.7%
Loss on disposal of property, plant and equipment	1,446	2,098	(652)	(31.1)%
Operating income	106,644	85,181	21,463	25.2%
Interest expense, net	15,016	16,590	(1,574)	(9.5)%
Gain on sale of business	—	(38,300)	38,300	100.0%
Income tax expense	19,219	31,985	(12,766)	(39.9)%
Net income	$72,409	$74,906	$(2,497)	(3.3)%

Net Sales
Net sales for the six months ended March 31, 2025 increased by $78.8 million, or 12.0%, to $737.7 million from $658.9 million for the six months ended March 31, 2024. The increase was primarily due to higher sales volume in our Residential segment attributable to consumer demand, expanded channel presence and new products, partially offset by the sale of the Vycom business and weaker end market demand in our Commercial segment. Net sales for the six months ended March 31, 2025 increased for our Residential segment by 13.3% and decreased for our Commercial segment by 14.1%, respectively, as compared to the prior year period.
Cost of Sales
Cost of sales for the six months ended March 31, 2025 increased by $55.3 million, or 13.4%, to $466.4 million from $411.1 million for the six months ended March 31, 2024, primarily due to higher sales volume, increased freight costs and lower plant utilization.
Gross Profit
Gross profit for the six months ended March 31, 2025 increased by $23.5 million, or 9.5%, to $271.2 million from $247.7 million for the six months ended March 31, 2024. The increase in gross profit was primarily driven by higher net sales, partially offset by increased freight costs and lower plant utilization. Gross profit as a percent of net sales decreased to 36.8% for the six months ended March 31, 2025 compared to 37.6% for the six months ended March 31, 2024.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $2.7 million, or 1.7%, to $163.2 million, or 22.1% of net sales, for the six months ended March 31, 2025 from $160.4 million, or 24.4% of net sales, for the six months ended March 31, 2024. The increase was primarily due to higher professional fees related to the proposed Merger with James Hardie and higher personnel costs, partially offset by lower marketing and stock-based compensation expense.
Loss on Disposal of Property, Plant and Equipment
Loss on disposal of property, plant and equipment decreased by $0.7 million to $1.4 million for the six months ended March 31, 2025 compared to $2.1 million for the six months ended March 31, 2024, primarily due to the removal of dispensable equipment resulting from a modification of our manufacturing process in the six months ended March 31, 2024 as compared to the disposition of property, plant and equipment in the normal course of business during the six months ended March 31, 2025.
Interest Expense, net
Interest expense, net decreased by $1.6 million, or 9.5%, to $15.0 million for the six months ended March 31, 2025 from $16.6 million for the six months ended March 31, 2024. Interest expense, net decreased due to lower principal balance outstanding and average interest rate, partially offset by lower interest income and capitalized interest during the six months ended March 31, 2025, when compared to the six months ended March 31, 2024.
Gain On Sale Of Business
Gain on sale of business was $38.3 million for the six months ended March 31, 2024, which related to the divestiture of the Vycom business within the Commercial segment.
Income Tax Expense
Income tax expense decreased by $12.8 million to $19.2 million for the six months ended March 31, 2025 compared to $32.0 million for the six months ended March 31, 2024. The decrease in our income tax expense was primarily driven by the removal of the tax effects related to the sale of the Vycom business, partially offset by lower tax benefits related to stock-based compensation.
Net Income
Net income decreased by $2.5 million to $72.4 million for the six months ended March 31, 2025 compared to $74.9 million for the six months ended March 31, 2024, reflecting the impact from the Vycom divestiture gain on sale and due to the factors described above.
Segment Results of Operations
We report our results in two segments: Residential and Commercial. The key segment measures used by our chief operating decision maker in deciding how to evaluate performance and allocate resources to each of the segments are Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin. Depending on certain circumstances, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin may be calculated differently, from time to time, than our Adjusted EBITDA and Adjusted EBITDA Margin, which are further discussed under the heading “Non-GAAP Financial Measures.” Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin represent measures of segment profit reported to our chief operating decision maker for the purpose of making decisions about allocating resources to a segment and assessing its performance and are determined as disclosed in our Condensed Consolidated Financial Statements included elsewhere in this Quarterly Report on Form 10-Q consistent with the requirements of the Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification, or ASC 280, Segment Reporting. We define Segment Adjusted EBITDA as a segment’s net income (loss) before income tax (benefit) expense and by adding to or subtracting therefrom interest expense, net, depreciation and amortization, share-based compensation costs, asset impairment and inventory revaluation costs, business transformation costs, capital structure transaction costs, acquisition costs, initial public offering costs and certain other costs. Segment Adjusted EBITDA Margin is equal to a segment’s Segment Adjusted EBITDA divided by such segment’s net sales. Residential Segment Adjusted EBITDA includes all corporate expenses, such as selling, general and administrative costs related to our corporate offices, including payroll and other professional fees.

Residential
The following table summarizes certain financial information relating to the Residential segment results that have been derived from our unaudited Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024.

	Three Months Ended March 31,				Six Months Ended March 31,
(U.S. dollars in thousands)	2025	2024	$ Variance	% Variance	2025	2024	$ Variance	% Variance
Net sales	$437,041	$402,541	$34,500	8.6%	$709,040	$625,541	$83,499	13.3%
Segment Adjusted EBITDA	122,474	110,386	12,088	11.0%	186,854	162,365	24,489	15.1%
Segment Adjusted EBITDA Margin	28.0%	27.4%	N/A	N/A	26.4%	26.0%	N/A	N/A

Net Sales
Net sales for the three months ended March 31, 2025 increased by $34.5 million, or 8.6%, to $437.0 million from $402.5 million for the three months ended March 31, 2024. The increase was attributable to higher net sales related to our Deck, Rail & Accessories and our Exteriors businesses.
Net sales for the six months ended March 31, 2025 increased by $83.5 million, or 13.3%, to $709.0 million from $625.5 million for the six months ended March 31, 2024. The increase was attributable to higher net sales related to our Deck, Rail & Accessories and our Exteriors businesses.
Segment Adjusted EBITDA
Segment Adjusted EBITDA for the three months ended March 31, 2025 increased by $12.1 million, or 11.0%, to $122.5 million from $110.4 million for the three months ended March 31, 2024. The increase was mainly driven by higher net sales.
Segment Adjusted EBITDA for the six months ended March 31, 2025 increased by $24.5 million, or 15.1%, to $186.9 million from $162.4 million for the six months ended March 31, 2024. The increase was mainly driven by higher net sales.
Commercial
The following table summarizes certain financial information relating to the Commercial segment results that have been derived from our unaudited Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024.

	Three Months Ended March 31,				Six Months Ended March 31,
(U.S. dollars in thousands)	2025	2024	$ Variance	% Variance	2025	2024	$ Variance	% Variance
Net sales	$15,190	$15,867	$(677)	(4.3)%	$28,620	$33,311	$(4,691)	(14.1)%
Segment Adjusted EBITDA	1,899	2,897	(998)	(34.4)%	3,387	5,802	(2,415)	(41.6)%
Segment Adjusted EBITDA Margin	12.5%	18.3%	N/A	N/A	11.8%	17.4%	N/A	N/A

Net Sales
Net sales for the three months ended March 31, 2025 decreased by $0.7 million, or 4.3%, to $15.2 million from $15.9 million for the three months ended March 31, 2024, primarily due to weaker demand in our Scranton Products business.
Net sales for the six months ended March 31, 2025 decreased by $4.7 million, or 14.1%, to $28.6 million from $33.3 million for the six months ended March 31, 2024, primarily due to the sale of the Vycom business and weaker demand in our Scranton Products business. Vycom net sales were $3.3 million for the six months ended March 31, 2024 (prior to its divestment on November 1, 2023).

Segment Adjusted EBITDA
Segment Adjusted EBITDA of the Commercial segment was $1.9 million for the three months ended March 31, 2025, compared to $2.9 million for the three months ended March 31, 2024. The decrease was primarily driven by lower net sales due to weaker demand and higher purchased material costs.
Segment Adjusted EBITDA of the Commercial segment was $3.4 million for the six months ended March 31, 2025, compared to $5.8 million for the six months ended March 31, 2024. The decrease was primarily driven by lower net sales due to the sale of the Vycom business, weaker demand and higher purchased material costs.
Non-GAAP Financial Measures
To supplement our Condensed Consolidated Financial Statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP performance financial measures, as described below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance from management’s view and because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry. Our GAAP financial results include significant expenses that may not be indicative of our ongoing operations as detailed in the tables below.
However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our Condensed Consolidated Financial Statements prepared and presented in accordance with GAAP.

	Three Months Ended March 31,		Six Months Ended March 31,
(U.S. dollars in thousands, except per share amounts)	2025	2024	2025	2024
GAAP Financial Measures:
Gross Profit	$167,693	$157,073	$271,244	$247,723
Gross Profit Margin	37.1%	37.5%	36.8%	37.6%
Net Income	$54,285	$49,758	$72,409	$74,906
Net Income Per Common Share - Diluted	$0.37	$0.34	$0.50	$0.51
Net Profit Margin	12.0%	11.9%	9.8%	11.4%
Net Cash Provided By (Used In) Operating Activities	$47,054	$(14,806)	$60,619	$(31,094)
Net Cash Provided By (Used In) Investing Activities	$(53,520)	$(20,363)	$(85,862)	$95,167
Net Cash Provided By (Used In) Financing Activities	$5,051	$(12,191)	$7,937	$(114,988)

	Three Months Ended March 31,		Six Months Ended March 31,
(U.S. dollars in thousands, except per share amounts)	2025	2024	2025	2024
Non-GAAP Financial Measures:
Adjusted Gross Profit	$170,940	$160,865	$277,623	$255,384
Adjusted Gross Profit Margin	37.8%	38.4%	37.6%	38.8%
Adjusted Net Income	$65,602	$58,320	$90,698	$73,352
Adjusted Diluted EPS	$0.45	$0.39	$0.62	$0.49
Adjusted EBITDA	$124,373	$113,283	$190,241	$168,167
Adjusted EBITDA Margin	27.5%	27.1%	25.8%	25.5%
Free Cash Flow	$653	$(34,004)	$(7,378)	$(67,973)

Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow
We define Adjusted Gross Profit as gross profit before amortization, acquisition costs and certain other costs. Adjusted Gross Profit Margin is equal to Adjusted Gross Profit divided by net sales. We define Adjusted

Net Income as net income (loss) before amortization, stock-based compensation costs, acquisition and divestiture costs, initial public offering and secondary offering costs, capital structure transaction costs and certain other items of expense and income as described below. We define Adjusted Diluted EPS as Adjusted Net Income divided by weighted average common shares outstanding—diluted, to reflect the conversion or exercise, as applicable, of all outstanding shares of restricted stock awards, restricted stock units and options to purchase shares of our common stock. We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom items of expense and income as described below. Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. We believe Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that can vary from company to company depending on, among other things, its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. For example, we add back amortization and certain stock-based compensation costs when calculating Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income and Adjusted Diluted EPS because we do not consider them indicative of our core operating performance. We believe their exclusion, and the exclusion of certain other expenses as described herein, facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we believe that showing gross profit and net income, as adjusted to remove the impact of these expenses, is helpful to investors in assessing our gross profit and net income performance in a way that is similar to the way management assesses our performance. Additionally, EBITDA and EBITDA margin are common measures of operating performance in our industry, and we believe they facilitate operating comparisons. Our management also uses Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.
Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	These measures do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
•	These measures do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense or the cash requirements to pay our taxes;
•
Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude the expense of amortization of our assets, and Adjusted EBITDA and Adjusted EBITDA Margin also exclude the expense of depreciation of our assets, and, although these are non-cash expenses, the assets being depreciated or amortized may have to be replaced in the future;

•
Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude the expense associated with our equity compensation plan, although equity compensation has been, and will continue to be, an important part of our compensation strategy;

•
Adjusted Gross Profit, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin exclude acquisition costs and other costs, each of which can affect our current and future cash requirements; and

•
Other companies in our industry may calculate Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, none of these metrics should be considered indicative of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.
In addition, we provide Free Cash Flow, which is a non-GAAP financial measure that we define as net cash provided by (used in) operating activities less purchases of property, plant and equipment. We believe Free Cash Flow is useful to investors as an important liquidity measure of the cash that is available to us after capital expenditures. Free Cash Flow is used by our management as a measure of our ability to generate and use cash, including in order to invest in future growth, fund acquisitions, return capital to our stockholders and repay indebtedness. Our use of Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results under GAAP. Some of these limitations are:
•
Free Cash Flow is not a substitute for net cash provided by (used in) operating activities, including because our capital expenditures as a manufacturing company can be significant and can vary from period to period;

•
Free Cash Flow does not reflect our future contractual commitments or mandatory debt repayments and accordingly does not represent residual cash flow available for discretionary expenditures or the total increase or decrease in our cash balance for a given period; and

•	Other companies in our industry may calculate Free Cash Flow differently than we do, limiting its usefulness as a comparative measure.
The following table presents reconciliations of the most comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures for the periods indicated:
Adjusted Gross Profit and Adjusted Gross Profit Margin Reconciliation

	Three Months Ended March 31,		Six Months Ended March 31,
(U.S. dollars in thousands)	2025	2024	2025	2024
Gross Profit	$167,693	$157,073	$271,244	$247,723
Amortization	3,054	3,792	6,186	7,661
Acquisition costs(1)	120	—	120	—
Other costs(2)	73	—	73	—
Adjusted Gross Profit	$170,940	$160,865	$277,623	$255,384

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Gross Margin	37.1%	37.5%	36.8%	37.6%
Amortization	0.7%	0.9%	0.8%	1.2%
Acquisition costs	0.0%	0.0%	0.0%	0.0%
Other costs	0.0%	0.0%	0.0%	0.0%
Adjusted Gross Profit Margin	37.8%	38.4%	37.6%	38.8%

(1)	Acquisition costs include inventory step-up adjustments related to recording inventory of acquired businesses at fair value on the date of acquisition in the three and six months ended March 31, 2025.
(2)	Other costs include costs related to reduction in workforce in the three and six months ended March 31, 2025.
Adjusted Net Income and Adjusted Diluted EPS Reconciliation

	Three Months Ended March 31,		Six Months Ended March 31,
(U.S. dollars in thousands, except per share amounts)	2025	2024	2025	2024
Net Income	$54,285	$49,758	$72,409	$74,906
Amortization	8,567	9,872	17,290	20,036
Stock-based compensation costs(1)	—	787	90	3,712
Acquisition and divestiture costs(2)	463	156	612	648
Loss (gain) on sale of business(3)	—	215	—	(38,300)
Other costs(4)	6,367	662	6,891	3,430
Tax impact of adjustments(5)	(4,080)	(3,130)	(6,594)	8,920
Adjusted Net Income	$65,602	$58,320	$90,698	$73,352

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Net Income per common share - diluted	$0.37	$0.34	$0.50	$0.51
Amortization	0.07	0.06	0.12	0.13
Stock-based compensation costs	—	0.01	—	0.03
Acquisition and divestiture costs	—	—	—	—
Loss (gain) on sale of business	—	—	—	(0.26)
Other costs	0.04	—	0.05	0.02
Tax impact of adjustments	(0.03)	(0.02)	(0.05)	0.06
Adjusted Diluted EPS(6)	$0.45	$0.39	$0.62	$0.49

(1)
Stock-based compensation costs reflect expenses related to our initial public offering. Expenses related to our recurring awards granted each fiscal year are excluded from the Adjusted Net Income reconciliation.

(2)
Acquisition and divestiture costs reflect costs related to acquisitions of $0.4 million and $0.5 million in the three and six months ended March 31, 2025, respectively, and $0.1 million in the three and six months ended March 31, 2024, inventory step-up adjustments related to recording inventory of acquired businesses at fair value on the date of acquisition of $0.1 million in the three and six months ended March 31, 2025, and costs related to divestitures of $0.1 million and $0.5 million in the three and six months ended March 31, 2024, respectively.

(3)	Loss (gain) on sale of business relates to the sale of the Vycom business.
(4)
Other costs include costs related to the proposed Merger with James Hardie of $5.0 million in the three and six months ended March 31, 2025, the restatement of the Company’s consolidated financial statements and condensed consolidated interim financial information for each of the quarters within fiscal years ended September 30, 2023 and 2022, and for the fiscal quarter ended December 31, 2023 (the “Restatement”) of $0.1 million and $0.3 million in the three and six months ended March 31, 2025, respectively, reduction in workforce costs of $0.6 million in the three and six months ended March 31, 2025, and $0.3 million in the six months ended March 31, 2024, costs for legal expenses of $0.1 million and $0.2 million in the three and six months ended March 31, 2025, respectively, and $0.3 million in the three and six months ended March 31, 2024, costs related to the removal of dispensable equipment resulting from a modification of the Company’s manufacturing process of $2.4 million in the six months ended March 31, 2024, and other costs of $0.6 million and $0.8 million for the three and six months ended March 31, 2025, respectively, and $0.4 million for the three and six months ended March 31, 2024.

(5)
Tax impact of adjustments, except for loss (gain) on sale of business, are based on applying a combined U.S. federal and state statutory tax rate of 26.5% for the three and six months ended March 31, 2025 and 2024, respectively. Tax impact of adjustment for loss (gain) on sale of business is based on applying a combined U.S. federal and state statutory tax rate of 42.1% for the three and six months ended March 31, 2024, respectively.

(6)
Weighted average common shares outstanding used in computing diluted net income per common share of 145,538,217 and 147,738,277 for the three months ended March 31, 2025 and 2024, respectively, and 145,495,733 and 148,231,866 for the six months ended March 31, 2025 and 2024, respectively.

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Three Months Ended March 31,		Six Months Ended March 31,
(U.S. dollars in thousands)	2025	2024	2025	2024
Net Income	$54,285	$49,758	$72,409	$74,906
Interest expense, net	7,353	8,680	15,016	16,590
Depreciation and amortization	33,433	32,204	66,488	64,141
Income tax expense	17,756	15,309	19,219	31,985
Stock-based compensation costs	4,716	6,299	9,606	14,767
Acquisition and divestiture costs(1)	463	156	612	648
Loss (gain) on sale of business(2)	—	215	—	(38,300)
Other costs(3)	6,367	662	6,891	3,430
Total adjustments	70,088	63,525	117,832	93,261
Adjusted EBITDA	$124,373	$113,283	$190,241	$168,167

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Net Profit Margin	12.0%	11.9%	9.8%	11.4%
Interest expense, net	1.6%	2.1%	2.0%	2.5%
Depreciation and amortization	7.5%	7.6%	9.1%	9.7%
Income tax expense	3.9%	3.7%	2.6%	4.9%
Stock-based compensation costs	1.0%	1.5%	1.3%	2.2%
Acquisition and divestiture costs	0.1%	— %	0.1%	0.1%
Loss (gain) on sale of business	— %	0.1%	— %	(5.8)%
Other costs	1.4%	0.2%	0.9%	0.5%
Total adjustments	15.5%	15.2%	16.0%	14.1%
Adjusted EBITDA Margin	27.5%	27.1%	25.8%	25.5%

(1)
Acquisition and divestiture costs reflect costs related to acquisitions of $0.4 million and $0.5 million in the three and six months ended March 31, 2025, respectively, and $0.1 million in the three and six months ended March 31, 2024, inventory step-up adjustments related to recording inventory of acquired businesses at fair value on the date of acquisition of $0.1 million in the three and six months ended March 31, 2025, and costs related to divestitures of $0.1 million and $0.5 million in the three and six months ended March 31, 2024, respectively.

(2)	Loss (gain) on sale of business relates to the sale of the Vycom business.
(3)
Other costs include costs related to the proposed Merger with James Hardie of $5.0 million in the three and six months ended March 31, 2025, the Restatement of $0.1 million and $0.3 million in the three and six months ended March 31, 2025, respectively, reduction in workforce costs of $0.6 million in the three and six months ended March 31, 2025, and $0.3 million in the six months ended March 31, 2024, costs for legal expenses of $0.1 million and $0.2 million in the three and six months ended March 31, 2025, respectively, and $0.3 million in the three and six months ended March 31, 2024, costs related to the removal of dispensable equipment resulting from a modification of the Company’s manufacturing process of $2.4 million in the six months ended March 31, 2024, and other costs of $0.6 million and $0.8 million for the three and six months ended March 31, 2025, respectively, and $0.4 million for the three and six months ended March 31, 2024.

Free Cash Flow Reconciliation

	Three Months Ended March 31,		Six Months Ended March 31,
(U.S. dollars in thousands)	2025	2024	2025	2024
Net cash provided by (used in) operating activities	$47,054	$(14,806)	$60,619	$(31,094)
Less: Purchases of property, plant and equipment	(46,401)	(19,198)	(67,997)	(36,879)
Free Cash Flow	$653	$(34,004)	$(7,378)	$(67,973)
Net cash provided by (used in) investing activities	$(53,520)	$(20,363)	$(85,862)	$95,167
Net cash provided by (used in) financing activities	$5,051	$(12,191)	$7,937	$(114,988)

Liquidity and Capital Resources
Liquidity Outlook
Our primary cash needs are to fund operations, working capital, capital expenditures, debt service, share repurchases and any acquisitions we may undertake. As of March 31, 2025, we had cash and cash equivalents of $146.7 million and total indebtedness of $438.9 million. The AZEK Group LLC (f/k/a CPG International LLC), our direct, wholly owned subsidiary, had approximately $372.7 million available under our 2024 Revolving Credit Facility for future borrowings as of March 31, 2025.
We believe we will have adequate liquidity over the next 12 months to operate our business and to meet our cash requirements as a result of cash flows from operating activities, available cash balances and availability under our 2024 Revolving Credit Facility after consideration of our debt service and other cash requirements. In the longer term, our liquidity will depend on many factors, including our results of operations, our future growth, the timing and extent of our expenditures to develop new products and improve our manufacturing capabilities, the expansion of our sales and marketing activities and the extent to which we make acquisitions. Changes in our operating plans, material changes in anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional equity and/or debt financing in future periods.

Holding Company Status
We are a holding company and do not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or make other distributions to us.
The AZEK Group LLC is party to the Senior Secured Credit Facilities. The obligations under the Senior Secured Credit Facilities are secured by substantially all of our assets, subject to certain exceptions set forth in the Senior Secured Credit Agreement. The obligations under the Senior Secured Credit Facilities are guaranteed by The AZEK Company Inc. and the wholly owned domestic subsidiaries of The AZEK Group LLC other than certain immaterial subsidiaries and other excluded subsidiaries.
The Senior Secured Credit Facilities contain covenants restricting payments of dividends by The AZEK Group LLC unless certain conditions, as provided in the Senior Secured Credit Facilities, are met. The covenants under our Senior Secured Credit Facilities provide for certain exceptions for specific types of payments. However, other than restricted payments under the specified exceptions, the covenants under our 2024 Term Loan Facility generally prohibit the payment of dividends unless the Total Net Leverage Ratio (as defined in the 2024 Term Loan Facility) of The AZEK Group LLC, on a pro forma basis, is no greater than 3.75:1.00 and no event of default has occurred and is occurring.
Since our and our subsidiaries’ restricted net assets exceed 25% of our consolidated net assets, in accordance with Rule 12-04, Schedule 1 of Regulation S-X, refer to our Condensed Consolidated Financial Statements included elsewhere in this Quarterly Report on Form 10-Q for condensed parent company financial statements of the Company.
Cash Sources
We have historically relied on cash flows from operations generated by The AZEK Group LLC, borrowings under the credit facilities, issuances of notes and other forms of debt financing and capital contributions to fund our cash needs.
On September 26, 2024, our subsidiary, The AZEK Group LLC, Wells Fargo Bank, National Association, as administrative agent and collateral agent, or the Revolver Administrative Agent, and the lenders party thereto entered into the 2024 Revolving Credit Facility. The 2024 Revolving Credit Facility provides for maximum aggregate borrowings of up to $375.0 million, subject to our Total Net Leverage Ratio remaining below 4.00:1.00 and our Interest Coverage Ratio (as defined in the Senior Secured Credit Agreement) remaining above 3.00:1.00. As of March 31, 2025 and September 30, 2024, The AZEK Group LLC had no outstanding borrowings under the 2024 Revolving Credit Facility and had $2.3 million and $2.2 million of outstanding letters of credit held against the 2024 Revolving Credit Facility, respectively. As of March 31, 2025 and September 30, 2024, The AZEK Group LLC had approximately $372.7 million and $372.8 million available under the borrowing base for future borrowings in addition to cash and cash equivalents on hand of $146.7 million and $164.0 million, respectively.
Cash Uses
Our principal cash requirements have included working capital, capital expenditures, payments of principal and interest on our debt, share repurchases, and, if market conditions warrant, making selected acquisitions. We may elect to use cash from operations, debt proceeds, equity or a combination thereof to finance future acquisition opportunities.

The table below details the total operating, investing and financing activity cash flows for the six months ended March 31, 2025 and 2024.
Cash Flows

	Six Months Ended March 31,		$ Variance	% Variance
(U.S. dollars in thousands)	2025	2024
Net cash provided by (used in) operating activities	$60,619	$(31,094)	$91,713	295.0%
Net cash provided by (used in) investing activities	(85,862)	95,167	(181,029)	(190.2)%
Net cash provided by (used in) financing activities	7,937	(114,988)	122,925	106.9%
Net decrease in cash and cash equivalents	$(17,306)	$(50,915)	$33,609	66.0%

Operating Activities
Net cash provided by (used in) operating activities was $60.6 million and $(31.1) million for the six months ended March 31, 2025 and 2024, respectively. The $91.7 million increase in cash provided by operating activities is primarily related to a slower inventory build and timing of our rebate payments, excluding the gain on sale of business in the six months ended March 31, 2024.
Investing Activities
Net cash provided by (used in) investing activities was $(85.9) million and $95.2 million for the six months ended March 31, 2025 and 2024, respectively. Net cash used in investing activities for the six months ended March 31, 2025 primarily consisted of $(68.0) million for purchases of property, plant and equipment in the normal course of business and $(18.2) million for completed acquisitions, while net cash provided by investing activities for the six months ended March 31, 2024 consisted of $(36.9) million for purchases of property, plant and equipment in the normal course of business and $131.8 million net proceeds from the sale of the Vycom business.
Financing Activities
Net cash provided by (used in) financing activities was $7.9 million and $(115.0) million for the six months ended March 31, 2025 and 2024, respectively. Net cash provided by financing activities for the six months ended March 31, 2025 primarily consisted of $19.6 million received from the exercise of vested stock options, partially offset by $(1.1) million of debt principal payments, $(3.4) million of excise tax payments for share repurchase, and $(5.4) million of cash paid for shares withheld for taxes, while net cash used in financing activities for the six months ended March 31, 2024 primarily consisted of $(125.0) million of treasury stock repurchases and $(3.0) million of debt principal payments, partially offset by $18.6 million of exercise of vested stock options.
Share Repurchase Program
On May 5, 2022, the Board of Directors authorized us to repurchase up to $400 million of our Class A common stock. On June 12, 2024, the Board of Directors authorized us to repurchase up to $600 million of our Class A common stock in addition to the then remaining approximately $76 million available pursuant to our prior authorization. The program allows us to repurchase our shares opportunistically from time to time. Purchases may be effected through one or more open market transactions, privately negotiated transactions, transactions structured through investment banking institutions, accelerated share repurchases or tender offers, some of which may be effected through Rule 10b5-1 plans, or a combination of the foregoing. The timing of repurchases will depend upon several factors, including market and business conditions, and repurchases may be discontinued at any time.

The table below summarizes our repurchases of our Class A common stock during the three and six months ended March 31, 2025 and 2024 (in thousands, except per share amount):

	Three Months Ended March 31,		Six Months Ended March 31,
	2025	2024	2025	2024
Total number of shares repurchased	—	961	159	3,252
Reacquisition cost(1), (2), (3), (4)	$—	$25,415	$85	$126,215
Average price per share	$—	$44.32	$53.87	$38.81

(1)
On August 13, 2024, we entered into a $50 million accelerated share repurchase agreement, or the August 2024 ASR, with JPMorgan Chase Bank, or JPMorgan. JPMorgan delivered approximately 1 million initial shares to us on August 14, 2024, based on the closing price of our Class A common stock of $40.00 on August 13, 2024. The total value of the initial shares represents 80% of the August 2024 ASR. JPMorgan terminated the August 2024 ASR on November 25, 2024 and delivered 159,447 additional shares to us on November 26, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by us pursuant to the August 2024 ASR was $43.12.

(2)
On December 4, 2023, we entered into a $100 million accelerated share repurchase agreement, or the December 2023 ASR, with
Goldman Sachs & Co. LLC, or Goldman Sachs. Goldman Sachs delivered 2,291,607 initial shares to us on December 6, 2023, based on the closing price of our Class A common stock of $34.91 on December 4, 2023. The total value of the initial shares represents 80% of the December 2023 ASR. Goldman Sachs terminated the December 2023 ASR on February 5, 2024 and delivered 434,100 additional shares of Class A common stock to us on February 7, 2024 upon final settlement for no additional consideration. The average purchase price per share for shares purchased by us pursuant to the December 2023 ASR was $36.69.

(3)	During the three and six months ended March 31, 2024, we also repurchased 526,718 shares of our Class A common stock on the open market for an approximately $25 million reacquisition cost.
(4)
We recognized $0.0 million and $0.4 million excise tax as reacquisition cost of share repurchases for the three and six months ended March 31, 2025 and 2024, respectively, and $0.1 million and $1.2 million excise tax as reacquisition cost of share repurchases for the six months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, we had approximately $557.0 million available for repurchases under the Share Repurchase Program.
See Note 13 in the Notes to Condensed Consolidated Financial Statements for additional information.
Availability under our Senior Secured Credit Facilities
On September 26, 2024, The AZEK Group LLC entered into the Senior Secured Credit Agreement, a new $815.0 million senior credit agreement, consisting of the $440.0 million 2024 Term Loan Facility and the $375.0 million 2024 Revolving Credit Facility.
The 2024 Term Loan Facility will mature on September 26, 2031, subject to acceleration or prepayment. Commencing on March 31, 2025, the 2024 Term Loan Facility will amortize in equal quarterly installments of 0.25% of the aggregate principal amount of the loans outstanding, subject to reduction for certain prepayments. The 2024 Revolving Credit Facility will mature on September 26, 2029, and the 2024 Revolving Credit Facility will not amortize.
All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed jointly and severally by (i) The AZEK Company Inc., (ii) The AZEK Group LLC, or the Borrower, and (iii) the wholly owned domestic subsidiaries of the Borrower, or the Guarantors. All future wholly-owned domestic subsidiaries of the Borrower will be required to guarantee the Senior Secured Credit Facilities, except to the extent such subsidiary is an immaterial subsidiary or an excluded subsidiary. The Senior Secured Credit Facilities are secured by a first priority security interest in the membership interests of the Borrower and substantially all of the present and future assets of the Borrower and the Guarantors named therein, including equity interests of their domestic subsidiaries, subject to certain exceptions.
The interest rate applicable to loans under the 2024 Term Loan Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate (as defined in the Senior Secured Credit Agreement) plus ½ of 1.00%, (b) the Prime Rate (as defined in the Senior Secured Credit Agreement) and (c) the one-month Term SOFR (as defined in the Senior Secured Credit Agreement) plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.50% per annum, plus an applicable margin of 1.00% and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.50%, plus an applicable margin of 2.00%.
The interest rate applicable to loans under the 2024 Revolving Credit Facility equals (i) in the case of alternative base rate borrowings, the highest of (a) the Federal Funds Rate plus ½ of 1.00%, (b) the Prime Rate and (c) the one-month Term SOFR plus 1.00% per annum, provided that, in no event will the alternative base rate be less than 1.00% per annum, plus an applicable margin between 0.50% and 1.25%, depending on our first lien net leverage ratio and (ii) in the case of SOFR borrowings, Term SOFR for the applicable interest period, provided that, in no event will Term SOFR be less than 0.00%, plus an applicable margin between 1.50% and 2.25%, depending on the first lien net leverage ratio.
The Senior Secured Credit Facilities may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than, (i) any breakage costs in connection with voluntary prepayments of Term SOFR Loans, and (ii) the Prepayment Premium, if applicable), subject to certain customary conditions. The Senior Secured Credit Facilities also require mandatory prepayments of loans under the Senior Secured Credit Facilities from the proceeds of certain debt issuances and certain asset dispositions (subject to certain reinvestment rights) and, commencing with the fiscal year ended September 30, 2025, a percentage of excess cash flow (subject to step-downs upon the Borrower achieving certain leverage ratios and other reductions in connection with other debt prepayments). The Senior Secured Credit Agreement contains affirmative covenants, negative covenants and financial maintenance covenants that are customary for facilities of this type. The Senior Secured Credit Facilities include customary events of default, including upon the occurrence of a change of control.
A “commitment fee” accrues on any unused portion of the commitments under the 2024 Revolving Credit Facility during the preceding three calendar month period. The commitment fee is determined based on the first lien net leverage ratio and can range from 20 basis points to 35 basis points.
The Borrower has the right to arrange for incremental term loans and revolving loan commitments, either through an incremental amendment to the Senior Secured Credit Agreement or through the incurrence of incremental equivalent debt, in each case, in an amount that shall not exceed the sum of (i) the Fixed Incremental Amount, as defined in the Senior Secured Credit Agreement, and (ii) the Ratio Incremental Amount, as defined in the Senior Secured Credit Agreement.
Restrictions on Dividends
The Senior Secured Credit Facilities each restrict payments of dividends unless certain conditions, as provided in the Senior Secured Credit Agreement are met.
Contingent Commitments
We have contractual commitments for purchases of certain minimum quantities of raw materials at index-based prices, and non-cancelable capital and operating leases, outstanding letters of credit and fixed asset purchase commitments. For a description of our contractual obligations and commitments, see Notes 8 “Debt”, 10 “Leases” and 17 “Commitments and Contingencies” to our Condensed Consolidated Financial Statements included elsewhere in this Quarterly Report on Form 10-Q.
Critical Accounting Policies and Estimates
Our unaudited Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP. The preparation of these unaudited Condensed Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates.
There have been no material changes to our critical accounting policies as compared to the critical accounting policies and significant judgments and estimates disclosed in our 2024 Form 10-K, except as updated in Note 1 of our Condensed Consolidated Financial Statements in this Quarterly Report on Form 10-Q.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard requires all public entities that are subject to segment reporting requirements to disclose additional information, including significant segment expenses and other segment items on an annual and interim basis. It also requires the disclosure of the title and the position of the chief operating decision maker and how the reported measures are used for making business decisions. This standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We intend to adopt the updated standard for the annual reporting period beginning October 1, 2024. We do not expect the adoption of this standard will have a material impact on our disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard expands the disclosure requirements primarily on the rate reconciliation and income tax paid. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. We intend to adopt the updated standard for the annual reporting period beginning October 1, 2025. We do not expect the adoption of this standard will have a material impact on our disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. We intend to adopt the updated standard for the annual reporting period beginning October 1, 2027. We are currently evaluating the impact the adoption of this standard will have on our disclosures.
Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate risk relates to the Senior Secured Credit Facilities. To meet our seasonal working capital needs, we borrow periodically on our variable rate revolving line of credit under the 2024 Revolving Credit Facility. As of March 31, 2025 and September 30, 2024, we had $438.9 million and $440.0 million outstanding under the 2024 Term Loan Facility, respectively, and no outstanding amounts under the 2024 Revolving Credit Facility, respectively. The 2024 Term Loan Facility and 2024 Revolving Credit Facility bear interest at variable rates. An increase or decrease of 100 basis points in the floating rates on the amounts outstanding under the Senior Secured Credit Facilities, after giving effect to related derivatives, as of March 31, 2025 and 2024, would have increased or decreased annual cash interest by approximately $1.4 million and $2.9 million, respectively.
We have entered into and may continue to enter into, agreements such as floating for fixed-rate interest rate swaps and other hedging contracts in order to hedge against interest rate volatility associated with our Senior Secured Credit Facilities. For example, effective November 2022, we entered into interest rate swaps, which swapped interest at a rate based on SOFR on a notional amount of $300 million for a fixed rate. We do not intend or expect to enter into interest rate swaps or other derivative transactions for speculative purposes. In the future, in order to manage our interest rate risk, we may refinance our existing debt.
Credit Risk
As of March 31, 2025 and September 30, 2024, our cash and cash equivalents were maintained at major financial institutions in the United States, and our current deposits are likely in excess of insured limits. We believe these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to us.
Foreign Currency Risk
Substantially all of our business is currently conducted in U.S. dollars. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar as compared to other currencies would have a material effect on our operating results.
Inflation
Our cost of sales is subject to inflationary pressures and price fluctuations of the raw materials we use and other costs, including freight and labor costs. Tariffs, geopolitical tensions and other economic uncertainties may increase inflationary pressures, including causing increases in the prices for goods and services and exacerbating global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related issues. Historically, we have generally been able over time to offset, in whole or in part, the effects of inflation and price fluctuations through sales price increases and production efficiencies associated with technological enhancements and volume growth; however, we cannot reasonably estimate our ability to offset any increases in raw material prices or freight or labor costs or other inflationary pressures in the future. Sustained or increased inflationary pressures may have an adverse effect on our business, financial condition and results of operations if the selling prices of our products do not increase with these increased costs or we cannot identify cost efficiencies.
Raw Materials
We rely upon the supply of certain raw materials in our production processes; however, we do not typically enter into fixed price contracts with our suppliers and currently have no fixed price contracts with our major vendors. The primary raw materials we use in the manufacture of our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. In addition, we utilize a variety of other additives including modifiers, TiO2 and pigments. The exposures associated with these costs are primarily managed through terms of the sales and by maintaining relationships with multiple vendors. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future. Other than short term supply contracts for resins with indexed based pricing and occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis.
The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. For example, the cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand, including resulting from factors such as tariffs, inflation and interest rate changes, and in the price of crude oil. Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general business conditions.
Item 4.	Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to provide reasonable assurance that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2025.
Remediation of Previously Disclosed Material Weaknesses
We previously identified and disclosed in our amended Annual Report on Form 10-K/A for the period ended September 30, 2023, material weaknesses in our internal control over financial reporting. We undertook actions to remediate the material weaknesses, including the re-design and enhancement of controls. Such controls must be in place and operate for a sufficient period of time to demonstrate they are operating effectively.
During the second quarter of 2025, we completed our testing of the operating effectiveness of these controls, determined the re-designed and enhanced controls were operating effectively as of March 31, 2025 and concluded that the previously identified material weaknesses have been remediated.

We took the following steps to address the root cause of the material weaknesses described above:
•	With the assistance from our external consultant, we have evaluated, redesigned and implemented certain internal controls impacted by the material weaknesses.
•	We have enhanced controls, both within our information technology environment and business process controls, to establish and maintain appropriate segregation of duties.
•	We have provided training over the execution and review of manual journal entry controls to all applicable employees of the Company.
•	In addition to our in-house training, we hired an external consultant to provide additional training to all applicable employees regarding prompt internal reporting of identified issues and concerns.
•	We have provided technical accounting training to individuals involved in the process to reconcile inventory on a monthly basis.
•	We have enhanced the design of the inventory reconciliation controls to standardize the review to improve the reliability of information used by accounting personnel.
•	We have enhanced our monitoring level controls to detect material and unusual variances in inventory account balances and cost of sales activity.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II
OTHER INFORMATION
Item 1.	Legal Proceedings
From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, contract and employment claims, personal injury claims, product liability claims and warranty claims. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.
Item 1A.	Risk Factors.
Except as set forth below, there have been no material changes to the risk factors previously disclosed under the heading “Risk Factors” in our 2024 Form 10-K. You should carefully consider the risk factors in our 2024 Form 10-K and our other filings made with the SEC in addition to the risk factors set forth below. You should be aware that such risk factors and other information may not describe every risk we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.
Risks Relating to Our Business and Industry
Changes in trade policies, including the imposition of tariffs, could negatively impact our business, financial condition and results of operations.
The United States has implemented tariffs on a wide variety of goods across multiple countries and indicated that additional tariffs may be imposed. In addition, in response to such tariffs, some countries have announced or imposed tariffs on goods made in the United States. While the majority of our supply chain, including with respect to raw materials, is U.S.-based, we import certain raw materials, mainly steel and aluminum, and such imports may originate from countries that are currently subject to U.S.-based tariffs and may be subject to increased tariffs in the future. Further, while the vast majority of our sales comes from North America, increased or prolonged tariffs could indirectly depress demand for our products or increase the cost to manufacture our products by increasing the price of the materials used in our manufacturing processes, whether or not imported. Such decreased demand and/or increased manufacturing costs, as well as other adverse consequences of tariffs and other changes to U.S. and global trade policy, could hurt our competitive position and adversely impact our business, financial condition and results of operations.
Risks Relating to the Proposed Merger with James Hardie
Because the market price of James Hardie ordinary shares may fluctuate, holders of our common stock cannot be certain of the market value of the merger consideration they will receive in the Merger.
On March 23, 2025, we entered into the Merger Agreement with James Hardie. The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, we will be merged with, and therefore become, an indirect wholly owned subsidiary of James Hardie at the Effective Time.
On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock held by us as treasury stock, directly by James Hardie or Merger Sub or by any dissenting stockholder) will be canceled and converted into the right to receive from James Hardie (i) $26.45 in cash, without interest, and (ii) 1.0340 James Hardie ordinary shares, as well as cash in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted for changes in the market price of either James Hardie ordinary shares or Company Common Stock. Changes in the price of James Hardie ordinary shares prior to the Merger will affect the value that holders of Company Common Stock will receive in the Merger.
There will be a time lapse between the date of this Quarterly Report on Form 10-Q and the date on which our stockholders entitled to receive shares of James Hardie ordinary shares actually receive such shares. The market value of James Hardie ordinary shares may fluctuate during such period as a result of a variety of factors, including general market and economic conditions, regulatory considerations, including changes in U.S. monetary policy and its effect on global financial markets and on interest rates, changes in James Hardie’s or our business, operations and prospects and the impact that any of the foregoing may have on James Hardie, us or the customers or other constituencies of James Hardie or us, many of which factors are beyond James Hardie’s or our control.
The required regulatory approval for the Merger may not be received, may take longer than expected or may impose conditions that are not currently anticipated or that could have an adverse effect on the combined company following the Merger.
Before the Merger may be completed, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, relating to the completion of the Merger must have expired or been terminated. Under the Merger Agreement, we and James Hardie have each agreed to use our respective reasonable best efforts to obtain such authorizations and consents, and James Hardie has agreed to take any and all steps necessary, subject to certain limitations set forth in the Merger Agreement, to avoid or eliminate impediments under any antitrust or certain other laws that may be asserted by any governmental authority so as to enable the completion of the Merger as promptly as practicable. However, there can be no assurance that this approval will be obtained in a timely fashion or at all, that regulators will not subject such approval to conditions, limitations, obligations or restrictions or that any such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Merger Agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the Merger or otherwise reducing the anticipated benefits of the Merger. If the consummation of the Merger is delayed, including by a delay in receipt of the required regulatory approval, our business, financial condition and results of operations may be materially adversely affected.
The Merger Agreement may be terminated in accordance with its terms, and the Merger may not be completed. Such failure to complete the transactions contemplated by the Merger Agreement could cause our results to be adversely affected or our stock price to decline.
The Merger Agreement contains certain termination rights for both James Hardie and us that, if exercised, would result in the Merger not being consummated. If the transactions contemplated by the Merger Agreement, including the Merger, are not completed for any reason, there may be various adverse consequences, and we may experience negative reactions from the financial markets, such as a decline in our stock price, and from our respective customers and employees. Furthermore, certain costs related to such transactions, such as legal, accounting and financial advisory fees, must be paid even if such transactions, including the Merger, are not completed. Moreover, we may be required to pay a termination fee of $272 million to James Hardie upon a termination of the Merger Agreement in certain circumstances, which are described in more detail below under the risk factor titled “The Merger Agreement limits our ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire us.” If the Merger Agreement is terminated and we seek another merger or business combination, there can be no assurance that we will be able to find a party willing to engage in a transaction on more attractive terms than the Merger. A failure to complete the transactions contemplated by the Merger Agreement, whether because of a failure to receive the required approval of our stockholders, because of a failure to obtain the required regulatory approval or because we have breached our obligations in a way that permits James Hardie to terminate the Merger Agreement in accordance with its terms, or for any other reason, could cause our business, financial condition and results of operations to be materially adversely affected or our stock price to decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be consummated.
We will be subject to business uncertainties and contractual restrictions while the Merger is pending.
During the period prior to the closing of the Merger and pursuant to the terms of the Merger Agreement, our business is exposed to certain incremental risks and contractual restrictions that could harm our business relationships, financial condition, results of operations, and business. Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on us. This uncertainty may impair our ability to attract, retain and motivate key personnel until the Merger is completed, as such personnel may experience uncertainty about their future roles following the consummation of the Merger, and could cause customers, suppliers, vendors and others that deal with us to seek to change existing business relationships with us.
The pursuit of the Merger and the preparation for the integration may place a burden on our and James Hardie’s management and internal resources. Management’s and key personnel’s time and attention may be diverted from our ordinary business operations, and difficulties may be encountered in the transition and integration process, which may have a material adverse effect on each company’s business, financial condition and results of operations.
The Merger Agreement restricts us from taking certain actions without James Hardie’s consent. Under the terms of the Merger Agreement, subject to certain exceptions, we and James Hardie have agreed to use commercially reasonable efforts to conduct our respective businesses in the ordinary course prior to closing, and we and James Hardie have agreed not to take certain actions. These restrictions on the conduct of our business and our ability to take such actions could cause us to be unable to pursue beneficial opportunities, sell assets, incur indebtedness, engage in significant capital expenditures, enter into other transactions or make other changes to our business prior to the completion of the Merger. These restrictions could have a material adverse effect on our business, financial condition and results of operations.
The Merger Agreement limits our ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire us.
The Merger Agreement contains “no shop” covenants that restrict our ability to, directly or indirectly, initiate, seek, solicit, knowingly encourage, knowingly facilitate, knowingly induce or knowingly take any other action that would reasonably be expected to lead to an acquisition proposal, engage in negotiations or discussions with any person (other than James Hardie and its representatives) relating to or in order to facilitate or encourage any acquisition proposal or provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions.
The Merger Agreement further provides that, during the twelve (12)-month period following the termination of the Merger Agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, we may be required to pay a termination fee of $272 million to James Hardie. These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of our business from considering or proposing that acquisition.
The Merger will not be completed unless important conditions, including adoption of the Merger Agreement by our stockholders, are satisfied or waived.
Specified conditions set forth in the Merger Agreement must be satisfied or waived to complete the Merger. If the conditions are not satisfied or, subject to applicable law, waived, the Merger will not occur or will be delayed, and each of us and James Hardie may lose some or all of the intended benefits of the Merger. The following conditions must be satisfied or waived, if permissible, before we and James Hardie are obligated to complete the Merger: (i) adoption of the Merger Agreement by the requisite majority of our stockholders, (ii) authorization for listing on the New York Stock Exchange of the James Hardie ordinary shares to be issued in the Merger, subject to official notice of issuance, (iii) the expiration or termination of the applicable waiting period under the HSR Act, (iv) effectiveness of the registration statement on Form F-4 for the James Hardie ordinary shares to be issued in the Merger, and (v) the absence of any order or law after the date of the Merger Agreement enjoining or prohibiting the consummation of the Merger. The parties’ obligations to complete the Merger are also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) the absence of a Material Adverse Effect (as defined in the Merger Agreement) on the other party since the date of the Merger Agreement and (c) performance in all material respects by the other party of its obligations under the Merger Agreement.
Our stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.
Our stockholders currently have the right to vote in the election of our board of directors and on other matters affecting us. Upon the completion of the Merger, our stockholders will be stockholders of James Hardie with a percentage ownership of James Hardie that is smaller than such stockholders’ current percentage ownership of us. Upon completion of the transaction, former holders of Company Common Stock are expected to own approximately 26% of the combined company. Because of this, our stockholders will have less influence on the management and policies of the combined company than they now have on our management and policies.
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.
None.

Item 3.	Defaults Upon Senior Securities.
None.
Item 4.	Mine Safety Disclosures.
None.
Item 5.	Other Information
None.
Item 6.	Exhibits

Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date	File No.
2.1	Agreement and Plan of Merger, by and among James Hardie Industries plc, Juno Merger Sub Inc. and The AZEK Company Inc., dated as of March 23, 2025.	8-K	2.1	03/24/2025	001-39322
3.1	Third Restated Certificate of Incorporation of The AZEK Company Inc.	8-K	3.2	03/05/2025	001-39322
3.2	Amended and Restated Bylaws of The AZEK Company Inc. (Effective June 12, 2024)	10-Q	3.2	06/14/2024	001-39322
4.2	Registration Rights Agreement, by and among The AZEK Company Inc. and the other parties named therein	10-Q	4.2	08/14/2020	001-39322
10.1*†	Ryan Lada Promotion Letter
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
+
Furnished herewith. This certification is deemed furnished and not filed for purpose of Section 18 of the Exchange Act or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

†	Management contract or compensatory plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The AZEK Company Inc.

Date: May 7, 2025	By:	/s/ Ryan Lada
Ryan Lada Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)